04045427

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GPT Management Limited

*CURRENT ADDRESS Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 08 2004
THOMSON FINANCIAL

FILE NO. 82- 34819 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE: 10/7/04

ASX Company Announcement

Date:	Wed Oct 22 09:35:41 2003
Document Image #:	00391890
Announcement Type:	Bidder's Statement – Off–market bid
ASX Description:	GST Bidder's Statement – Offer by Voyages Hotelsfor HAM GPT Bidder's Statement – Offer by Voyages Hotelsfor HAM HAM Bidder's Statement – Offer by Voyages Hotelsfor HAM

Connect 4 Summary:

Company Summary:

EXHIBIT A

Information and documents made public, distributed to Unitholders or filed with the ASX or the ASIC since July 1, 2003

Date	Document	Tab
September 1, 2004	Interim Financial Report for General Property Trust and its Controlled Entities as of June 30, 2004	1
August 26, 2004	Merger Implementation Agreement Signed for Merged Lend Lease Group	2
August 23, 2004	General Property Trust and GPT Split Trust Mid-Year Report 2004	3
August 17, 2004	New Executive Management Structure to Drive Growth Strategy: Agreed with GPT Independent Directors	4
August 17, 2004	Senior Management Structure Announced for Merged Lend Lease Group	5
August 13, 2004	Notice of Ceasing to be a Substantial Holder by Deutsche Bank AG	6
August 9, 2004	Notice of Initial Substantial Holder by Deutsche Bank Group	7
August 6, 2004	GPT Independent Directors Recommend Merger with Lend Lease	8
August 6, 2004	GPT Agrees Merger Terms with Lend Lease	9
August 6, 2004	GPT Agrees Merger Terms with Lend Lease	10
August 6, 2004	General Property Trust and GPT Split Trust Trading Halt	11
July 29, 2004	GPT 2004 Mid Year Results: Quality Portfolio Delivers Solid Growth	12
July 29, 2004	General Property Trust Half Year Results Presentation Correction	13
July 29, 2004	GPT Half Year Results Presentation	14
July 29, 2004	GPT Half Yearly Report/Half Year Accounts	15
July 27, 2004	General Property Trust Trading Halt	16
July 27, 2004	GPT Unable to Agree Merger Terms with Lend Lease	17
July 7, 2004	P&O Sells Australian Resorts Business	18
July 7, 2004	GPT Expands Hotel/Tourism Portfolio with the Acquisition of P&O Australian Resorts	19

Date	Document	Tab
July 5, 2004	Letter to Unitholders regarding proposal by Lend Lease Corporation to merge Lend Lease Corporation with GPT	20
June 25, 2004	GPT Announces New Company Secretary	21
May 31, 2004	GPT Further Expands Homebush Bay Presence	22
May 25, 2004	Notice of Change in Interests of Substantial Holder by Commonwealth Bank of Australia	23
May 24, 2004	Effect of Lend Lease/GPT Merger Proposal on GPT Split Trust	24
May 24, 2004	GPT Response to Lend Lease Corporation Merger Proposal	25
May 20, 2004	General Property Trust Trading Halt	26
May 5, 2004	Notice of Initial Substantial Holder by AMP Limited	27
May 4, 2004	GPT March Quarterly Update	28
May 3, 2004	Initial Director's Interest Notice	29
April 29, 2004	GPT AGM Presentation	30
April 29, 2004	CEO and Fund Manager's Report by Nic Lyons and Michael O'Brien to Meeting of Unitholders	31
April 29, 2004	Chairman's Address by Richard Longes to Meeting of Unitholders	32
April 29, 2004	Results of Vote at GPT AGM	33
April 29, 2004	GPT Stock Exchange Announcement for the quarter ended March 31, 2004: March Quarter Distribution	34
April 28, 2004	Appointment of Ross Taylor to GPT Board	35
April 21, 2004	Notice of Change in Interests of Substantial Holder by National Australia Bank Limited Group	36
April 15, 2004	Notice of Ceasing to be a Substantial Holder by AMP Limited	37
April 13, 2004	Notice of Ceasing to be a Substantial Holder by Westpac Banking Corporation	38
April 13, 2004	GPT Office Portfolio Leasing Update	39
April 2, 2004	GPT Notification of Placement under ASIC Class Order 02/1180	40
April 2, 2004	GPT Appendix 3B announcement of new issue (to fund development pipeline), application for quotation of additional securities and agreement	41
April 2, 2004	GPT Completes Successful Placement	42

Date	Document	Tab
April 1, 2004	GPT to Acquire Premium Sydney Office Asset	43
April 1, 2004	GPT Presentation	44
April 1, 2004	GPT to Acquire Premium Sydney Office Asset	45
April 1, 2004	Audit Report on Compliance Plan	46
March 29, 2004	Notice of Meeting of Unitholders of General Property Trust	47
March 29, 2004	General Property Trust and GPT Split Trust Annual Report 2003	48
March 29, 2004	GPT and GPT Split Trust Change of Address	49
March 18, 2004	GPT Strengthens Homemaker Portfolio	50
March 12, 2004	Notice of Initial Substantial Holder by AMP Limited	51
February 4, 2004	GPT Change of Director's Interest Notice	52
February 2, 2004	Notice of Ceasing to be a Substantial Holder by AMP Limited	53
January 29, 2004	GPT Annual Results Presentation	54
January 29, 2004	GPT 2003 Annual Results: Quality Portfolio Delivers Solid Growth	55
January 29, 2004	GPT Full Year Accounts	56
January 29, 2004	GPT Full Year Results	57
January 29, 2004	GPT Preliminary Final Report	58
January 12, 2004	GPT Adds to Industrial/Business Park Portfolio with Homebush Bay Acquisition	59
January 12, 2004	GPT Adds to Industrial/Business Park Portfolio with Homebush Bay Acquisition	60
December 19, 2003	Resignation of Director	61
December 18, 2003	Correction to announcement regarding Macarthur Square Shopping Centre	62
December 18, 2003	General Property Trust Receives Council Approval for Macarthur Square Development Application	63
December 9, 2003	General Property Trust to acquire interest in Governor Phillip & Governor Macquarie Towers, Sydney	64
November 6, 2003	GPT September Quarterly Update	65
November 5, 2003	GPT Increases its STN/MTN Programme Limit	66
November 5, 2003	Increased Offer by 21st Century for Hamilton Island Limited	67

Date	Document	Tab
November 3, 2003	New and increased Takeover Offer by 21st Century; GPT announces it will not increase its offer; Hamilton Island Board recommends acceptance of 21st Century Offer in the absence of a superior offer	68
November 3, 2003	Voyages' Response to Increased Offer by 21st Century for Hamilton Island Limited	69
October 31, 2003	GPT Invests in Second Masterplanned Urban Community Development	70
October 31, 2003	Lend Lease and General Property Trust Join Forces to Redevelop Twin Waters Resort on Queensland's Sunshine Coast	71
October 29, 2003	GPT Stock Exchange Announcement for the quarter ended 30 September 2003: September Quarter Distribution	72
October 24, 2003	Fire at Longitude 131°	73
October 24, 2003	Takeover Offer by 21st Century for Hamilton Island Limited	74
October 24, 2003	Response to Revised 21st Century Offer for Hamilton Island Limited	75
October 22, 2003	Bidder's Statement: Offer by Voyages Hotels & Resorts Pty Limited to acquire all your ordinary shares in Hamilton Island Limited	76
October 22, 2003	Bidder's Statement: Offer by Voyages Hotels & Resorts Pty Limited to acquire all your ordinary shares in Hamilton Island Limited	77
October 22, 2003	Unconditional Cash Takeover Offer by Voyages for Hamilton Island Limited at $3.13 per share	78
October 22, 2003	Unconditional Cash Takeover Offer by Voyages for Hamilton Island Limited at $3.13 per share	79
October 6, 2003	GPT Half Yearly Report	80
October 3, 2003	Lend Lease and General Property Trust Appointed to Deliver New Regional Centre in Rouse Hill	81
October 3, 2003	GPT/Lend Lease Joint Venture Confirmed as Developer of Rouse Hill Regional Centre	82
September 25, 2003	GPT Response to Media Speculation	83
September 1, 2003	Implementation Agreement with 21st Century Resorts and Result of Voyages/GPT Scheme Meeting Held Today	84

Date	Document	Tab
September 1, 2003	Hamilton Island Scheme of Arrangement	85
August 27, 2003	General Property Trust and GPT Split Trust Mid-Year Report 2003	86
August 21, 2003	Notice of Initial Substantial Holder by Barclays Global Investors Australia Limited	87
August 21, 2003	GPT Expands & Diversifies Industrial/Business Park Portfolio	88
August 19, 2003	GPT Completes $452 Million Note Issue	89
August 13, 2003	GSTIN & GSTCP: Cancellation of units	90
August 6, 2003	GPT Expands Homemaker Centre Presence in Melbourne	91
July 30, 2003	GPT Half Year Results Presentation	92
July 30, 2003	GPT Half Year Accounts	93
July 30, 2003	GPT 2003 Half Year Results: GPT Announces Increased Distributions and Earnings	94
July 30, 2003	GPT Half Year Results	95
July 30, 2003	GPT Half Yearly Report	96
July 17, 2003	GPT Announces Further Industrial & Business Park Activity	97
July 9, 2003	Replacement General Property Trust Compliance Plan	98

WORLD CUP 2003

Allens Arthur Robinson

22 October 2003

ABN 47 702 595 758

Australia

Tel 61 2 9230 4000

Correspondence
GPO Box 50

www.aar.com.au

The Manager
Company Announcements Office
Australian Stock Exchange Limited

20 Bridge Street
Sydney NSW 2000

Dear Sir

RECEIVED
2004 SEP 13 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Voyages Hotels & Resorts Pty Limited –

We act for Voyages Hotels & Resorts Pty Limited (***Voyages***).

Voyages, the bidder's statement of Voyages which includes:

(b) a copy of the acceptance form (which forms part of the proposed offer).

Yours sincerely

Partner

Partner

Sydney
Port Moresby
Singapore
Bangkok
Phnom Penh

IF YOU ARE IN ANY DOUBT AS TO HOW TO ACT, YOU SHOULD CONSULT YOUR FINANCIAL

OFFER by Voyages Hotels & Resorts Pty Limited

Please call the Offer information line on 1800 010 202 (callers in Australia) or +61 2 9240 7442 (callers outside Australia) if you have any queries about the Offer

The Offer is dated [ ] and is scheduled to close at 7.00pm (Sydney time) on [ ]

VOYAGES HOTELS & RESORTS PTY LIMITED

[illegible]

Sydney NSW 2011

[illegible]

Level 8
580 George Street

OFFER INFORMATION LINE

1800 010 202 (callers in Australia) or +61 2 9240 7442 (callers outside Australia)

LEGAL ADVISER

Allens Arthur Robinson

[illegible]

Sydney NSW 2000

Investec Wentworth

[illegible]

Sydney NSW 2000

[illegible]	[illegible]
Date of Offer:	[ ]
Closing date for Offer:	[ ]

[illegible]

A copy of this Bidder's Statement was lodged with ASIC on 22 October 2003. Neither ASIC nor any of its officers take any responsibility for the contents of this Bidder's Statement.

This Bidder's Statement does not take into account the individual investment objectives, financial situation or particular needs of each Hamilton Island Shareholder or any other person. You may wish to seek independent financial and taxation [illegible]

- All references to time in this Bidder's Statement are to Sydney time.

[ ]

Dear Hamilton Island Shareholder

I am pleased to enclose the offer from Voyages (a wholly owned subsidiary of GPT Hotel

$3.13 per share. Unlike the previous proposals for your Hamilton Island shares, this offer is unconditional and capable of immediate acceptance.

- The price of $3.13 per share represents a premium of:

  for the 12 month period before its announcement; and

  before Hamilton Island's announcement of its strategic review in June 2002, which

- This price of $3.13 is above Deloitte Corporate Finance's assessment of the fair value of

  booklet despatched by Hamilton Island in relation to 21st Century's current offer.

  Hamilton Island, which have ranged in price between $2.30 and $2.95 per share.

  5 business days without incurring any brokerage costs. Alternatively, as Voyages intends

  to sell their shares on market at that same price and receive payment within 3 business days.

- Voyages has already acquired a 19.99% shareholding in Hamilton Island from BTFM, also at $3.13 per share. This demonstrates the attractiveness of Voyages' offer.

Shareholders will be aware that this offer is being made while Hamilton Island's scheme booklet dated 3 October 2003 in relation to the 21st Century offer is still on foot. Our offer is far better for

- First, the price is higher: $3.13, compared to $2.95.
- Shareholders accepting our offer will be paid within less than a week, whereas under the 21st Century offer, shareholders will not be paid until 26 November 2003 at the earliest.

  The 21st Century offer requires shareholder and Court approvals. The scheme will only proceed if, at the scheme meeting to be held on 3 November 2003, a majority of those

shareholders voting at the scheme meeting and 75% of total votes cast at the meeting are

- In our view, the 21st Century offer is unlikely to proceed for the following reasons:
  - the independent directors will maintain their recommendation in favour of the 21st
  - Voyages intends to vote the 19.99% holding referred to above, and any other

    Century scheme proposal.

  There is, therefore, no guarantee that the 21st Century offer will obtain shareholder

- The Voyages offer is not subject to any conditions, whereas 21st Century's offer is subject

  adverse change.

please do not hesitate to contact the Offer information line on 1800 010 202 (callers in Australia) or

In accordance with legal requirements, calls to these numbers will be recorded.

Hamilton Island shares.

Yours sincerely

Rick Allert AM

This summary provides an overview of the Offer and is qualified by the detailed information

deciding how to deal with your Hamilton Island Shares.

The terms of the Offer are contained in Section 3

Offer? terms set out in Section 3 of this Bidder's Statement. You may only accept the Offer for **all** the Hamilton Island Shares held by you.

What is the Voyages is offering $3.13 cash for each Hamilton Island Share

How do I To accept the Offer:

If your Hamilton Island Shares are held in an **Issuer Sponsored Holding**, complete the relevant sections of the enclosed

- post it in the enclosed envelope to Voyages at:

  Hamilton Island Takeover Offer

  SYDNEY SOUTH NSW 1234

  The postage is pre-paid within Australia; or

- deliver the Acceptance Form to:

  Hamilton Island Takeover Offer
  Level 8

  Sydney NSW 2000

Holding, you should instruct your stockbroker to accept on your behalf. Alternatively, if you do not wish to contact your

Form, sign in the space provided and post it in the enclosed

addresses set out above. The postage is pre-paid within Australia. This will authorise Voyages, on your behalf, to

Compulsory	If you do not accept the Offer and Voyages becomes entitled to acquire
	Voyages intends to proceed to compulsory acquisition. In that case, you will be paid later than Hamilton Island Shareholders who choose to
When will I be	You will be sent payment by the end of 5 business days after you accept
brokerage or stamp duty if I accept?	
Conditions of the Offer	The Offer is unconditional.
When does the Offer close?	The Offer is scheduled to close at 7.00pm on [ ].
Further information	If you have any queries about the Offer or how to accept, please call the Offer information line on 1800 010 202 (callers in Australia) or

You should accept the Offer by Voyages for the following reasons.


$3.20
$3.13
$2.83
$2.80
$2.70
$2.60
Voyages Initial
21st Century
Previous
21st Century
Voyages Offer

The Offer by Voyages of $3.13 per Share is 18 cents per Share higher than the 21st

believed to be fair value and attractive and which they unanimously recommended to


Premium Comparison
$3.20
12 Month VWAP Prior To
12 Month VWAP Prior To
Voyages Offer

- 15.9% to the volume weighted average price of $2.70 for Hamilton Island Shares

was announced, and

period prior to the announcement by Hamilton Island in June 2002 of its strategic
review which led directly or indirectly to the current offers for Hamilton Island


$3.13
$3.01
$2.90
$2.80

Voyages also notes that the independent expert's report from Deloitte Corporate Finance

despatched by Hamilton Island in relation to the 21st Century Offer, estimated the fair

The Offer by Voyages is above the high end of the independent expert's fair market

2.2 Unconditional

Voyages and be paid quickly.

scheme booklet despatched by Hamilton Island subject to 16 separate conditions, many of

Fundamental conditions include:

2. Shareholder approval of the giving of financial assistance and of the financial

3. ANZ executing formal financing documentation;

waived;

6. No material adverse change.

2.3 21st Century Offer Unlikely to Succeed

[illegible] offer. In light of the Voyages' higher, unconditional offer, it is unlikely that the independent [illegible]

Furthermore, now that Voyages owns 19.99% of Hamilton Island, there is no guarantee that the 21st Century Offer will obtain Shareholder approval. In order to become effective [illegible] the scheme meeting to consider that offer and by at least 75% of the total number of votes [illegible]

Voyages, as the holder of 19.99% of the Shares in Hamilton Island, intends to vote these Shares and any other Hamilton Island Shares it acquires under the Offer or otherwise against the 21st Century Offer at such a meeting. There is, therefore, [illegible]

2.4 [illegible]

You can accept the Offer by Voyages now and payment for your Hamilton Island Shares will be despatched within 5 business days of receipt by Voyages of your valid [illegible]

Note that if you accept the Offer by Voyages, you will not incur any brokerage fees or stamp duty that may otherwise be payable on the sale of shares.

Shareholders should also note that they may sell their Shares on the ASX by instructing their broker to sell their Shares on market. Voyages intends to offer to acquire Hamilton [illegible] payment will be despatched in line with usual ASX settlement procedures, which is typically [illegible] brokerage fees.

[illegible] approvals to the 21st Century Offer will not be sought until [illegible] November 2003 and, assuming all approvals are obtained and other conditions satisfied, cheques to be paid to [illegible] 2003 and before 1 December 2003.

3.1 The Offer

subject to the conditions set out in this Offer. You may only accept this Offer for all

(b) Voyages will be entitled to all Rights (being those accruing after the date this

acquires under this Offer. If any Rights are received by you and such documents as may be necessary to vest title to those Rights in Voyages or the benefit of those Rights are not passed on to Voyages, Voyages may reduce the consideration

of those Rights (see Section 3.6(g)).

(i) securities that come to be Hamilton Island Shares during the period from

of the Hamilton Island Options; and

holder of any of your Hamilton Island Shares during the Offer Period (see Section 3.5(b)).

(c) This Offer is dated [ ].

The consideration offered for each of your Hamilton Island Shares is $3.13 in cash.

(a) This Offer commences on the date the first of the Offers is sent. which will be [ ].

extended.

which this Offer remains open for acceptance.

The method by which you can accept the Offer will depend on whether your Hamilton

Island Shares will be in an Issuer Sponsored Holding if they are sponsored directly by

are sponsored by a broker or other CHESS participant or if you are a Broker Participant or Non-Broker Participant.

(a) **Issuer Sponsored Holdings**

accept this Offer you must **complete, sign and send** the accompanying Acceptance Form in accordance with the instructions on it together with all other

expiry of the Offer Period. You may send the completed Acceptance Form [illegible]

envelope provided to:

ASX Perpetual Registrars Limited

Reply Paid 1500
SYDNEY SOUTH NSW 1234

Acceptance Form and any associated documents to:

ASX Perpetual Registrars Limited

Level 8

Sydney NSW 2000

The transmission of the Acceptance Form and other documents is at your [illegible]

(b) **CHESS Holdings**

must comply with the SCH Business Rules. To accept this Offer in accordance with the SCH Business Rules:

(i) you should instruct your Controlling Participant to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the

(ii) if you are a Broker Participant or a Non-Broker Participant, acceptance of

Business Rules before the expiry of the Offer Period.

of those Hamilton Island Shares which are in the CHESS Holding in accordance with the instructions on it, together with all other documents required by those

initiate acceptance of this Offer on your behalf. You must ensure that the

to your Controlling Participant, and your Controlling Participant to carry out those instructions before the expiry of the Offer Period. [illegible]

completed acceptance of this Offer when your Controlling Participant initiates acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules.

(c) **Nominee holdings**

dealer, bank, trust company or other nominee, you should contact that nominee for assistance in accepting this Offer.

The Acceptance Form which accompanies this Offer forms part of it. The

respect of any Hamilton Island Shares held in an Issuer Sponsored Holding.

Holding will be effective only when (subject to paragraph (e) below), the properly completed Acceptance Form (together with any document required by the instructions on that form) has been received not later than the end of the Offer

(e) **Voyages' discretion**

any Acceptance Form received before the end of the Offer Period (at one of the

to Voyages) as valid or waive any requirement of paragraph (a) or (d) in any case, but the payment of the consideration in accordance with this Offer will not be made

required to procure registration have been received by Voyages.

+61 2 9240 7442 (callers outside Australia) if you have any queries about the Offer

3.5 Persons to whom the Offer is made

to each holder of Hamilton Island Shares registered in Hamilton Island's register of

(b) If at the time this Offer is made to you, or at any time during the Offer Period,

your Hamilton Island Shares to which this Offer relates then:

(i) [illegible] Offer [illegible]
in respect of those Hamilton Island Shares;

(ii) a corresponding Offer is deemed to have been made to you in respect of
any other Hamilton Island Shares to which this Offer relates; and

(iii) this Offer is deemed to have been withdrawn immediately after that time.

(c) If at any time during the Offer Period your Hamilton Island Shares consist of two or more distinct portions (for example, where you hold Hamilton Island Shares as

separate corresponding Offers made to you for the respective distinct portions of

your Hamilton Island Shares. You may accept two or more such deemed separate

Offers which is deemed to exist in respect of a distinct portion of Hamilton Island

(i) if it relates to Hamilton Island Shares in a CHESS Holding, must be in an

(ii) if it relates to Hamilton Island Shares in an Issuer Sponsored Holding, must be in writing

stating that the relevant Hamilton Island Shares consist of a distinct portion and your acceptance specifies the number of Hamilton Island Shares in the distinct portion to which the acceptance relates. If this applies to you, please call the Offer

outside Australia) for additional copies of this Bidder's Statement and the

3.6 Effect of acceptance

(a) accepted this Offer for all of your Hamilton Island Shares and agreed to sell all of

(b) assigned all of your beneficial interest in your Hamilton Island Shares to Voyages,

transfer legal title to all of your Hamilton Island Shares to Voyages, and agreed that Voyages will be immediately entitled to cause the transfer of your Hamilton Island

(c) authorised Voyages (by its directors, servants or agents) to complete the

Hamilton Island Shares and to rectify any errors in or omissions from the

to be held by you if it is otherwise than as set out in the Acceptance Form) as may be necessary to make the Acceptance Form an effective acceptance of this Offer

Voyages;

date of the transfer of them to Voyages, be fully paid and free from all mortgages,

legal or otherwise, and restrictions on transfer of any kind, and that you have full power and capacity to sell and to transfer your Hamilton Island Shares;

(e) appointed Voyages and each of its directors, secretaries and officers severally as your true and lawful attorney with power to do all things which you could lawfully do

holding of your Hamilton Island Shares, including (without limiting the generality of

(i) attending and voting at any meeting of Hamilton Island;

(ii) demanding a poll for any vote to be taken at any meeting of Hamilton

(iii) proposing or seconding any resolution to be considered at any meeting of

(iv) requisitioning the convening of any meeting of Hamilton Island and

(v) notifying Hamilton Island that your address in the records of Hamilton Island for all purposes, including the despatch of notices of meeting,

by Voyages; and

and to have agreed that in exercising the powers conferred by that power of

registered holder and beneficial holder of your Hamilton Island Shares.

This appointment, being given for valuable consideration to secure the interest

registration of a transfer to Voyages of your Hamilton Island Shares.

expenses and obligations which might otherwise be incurred or undertaken as a

(f) irrevocably authorised and directed Hamilton Island to pay Voyages or to account

however, to any such Rights received by Voyages being accounted for by Voyages to you if this Offer is withdrawn;

(g) except where Rights have been paid or accounted for under paragraph (f), irrevocably authorised Voyages to deduct from the consideration payable in

paragraph (f) or any amount equal to the value of those Rights as reasonably

(h) if you signed the Acceptance Form in respect of any of your Hamilton Island

(i) to instruct your CHESS Controlling Participant to initiate acceptance of the Offer in respect of all such Hamilton Island Shares in accordance with the

(ii) to give any other instructions concerning those Hamilton Island Shares to

agreement between you and the CHESS Controlling Participant.

3.7 Obligations of Voyages

Australian currency in your favour for the amount of cash payable to you in accordance with this Offer and send the cheque to you at the address shown in the

accepted by you under Section 3.4.

preparation and circulation of the Offer, and any stamp duty payable on transfers of Hamilton Island Shares, will be paid by Voyages.

(c) if, at the time of acceptance of this Offer, any authority or clearance of the Reserve Bank of Australia or of the Australian Taxation Office is required for you to receive any consideration under this Offer, you will not be entitled to receive the

Voyages. See Section 9.4 for information as to whether this restriction applies to

3.8 Variation

3.9 Withdrawal

This Offer may be withdrawn with the consent in writing of ASIC, which consent may be given subject to such conditions (if any) as are specified in the consent.

4.1 **Overview of Voyages Group**

Territory and Queensland.

also partly owns and manages Kings Canyon Resort. All of these resorts are located in

Lodge, the Ferntree Rainforest Lodge, the Jungle Lodge and associated facilities at Cape Tribulation in far North Queensland.

In addition to its leased and owned assets, Voyages operates a touring business in the Top

[illegible]

Tours and Safaris.

shares in GPT Hotel Management Pty Limited are held beneficially by unitholders in

Further information about Voyages can be found at www.voyages.com.au.

GPTML, in its capacity as responsible entity of General Property Trust, has granted

under the Offer (see Section 7 below).

trust in terms of market capitalisation and total assets, with total assets as at

[illegible]

approximately $[illegible] billion. General Property Trust's portfolio consists of over [illegible] quality properties across Australia in the retail, office, hotel / tourism and industrial / business

Further information about General Property Trust can be found at www.gpt.com.au.

4.3 **Announcements in relation to the Offer**

[illegible]

ASX in relation to the Offer. A copy of the announcement is contained in Annexure A of this Bidder's Statement.

5.1 Securities on issue

Bidder's Statement, Hamilton Island has on issue:

- 627,500 options over unissued ordinary shares.

5.2 Hamilton Island Options

Each Hamilton Island Option entitles the holder upon exercise to be issued one Hamilton Island Share. So far as known to Voyages, the number and [illegible]

[illegible] on issue as at the date of this Bidder's Statement are as follows:

Name of holder of Hamilton Island Options	Number of Hamilton Island Options	Exercise Price
Wayne Kirkpatrick	200,000	1.90
	5,500	2.82
	[illegible]	[illegible]
	23,300	2.82
	10,800	2.94
	Total: [illegible]	
Gavin Herholdt	1,200	2.82
	[illegible]	3.00
	14,400	2.82
	6,400	[illegible]
	Total: 44,100	
Barry Atkins	4,600	2.82
	11,200	3.00
	Total: 24,600	
	8,000	2.94
	2,700	3.00
	[illegible]	[illegible]
	13,600	2.31
	Total: 58,400	
	[illegible]	[illegible]
	2,600	2.94
	2,800	3.00
	5,600	2.94
	13,600	2.31

Name of holder of	Number of	Exercise Price
Michelle Kenna	1,800	2.82
	3,400	2.94
	[illegible]	[illegible]
	3,600	2.94
	[illegible]	[illegible]
Craig Robinson	6,300	2.31
	[illegible]	[illegible]
	6,000	2.82
	7,500	2.94
	8,300	2.31
	[illegible]	
[illegible]	[illegible]	[illegible]
	2,200	2.94
	[illegible]	[illegible]
	2,800	2.94
	9,500	2.31
Ciaran Handy	3,200	2.94
	7,200	2.31
Ian McAuslan	1,400	2.94
	2,200	3.00
	[illegible]	[illegible]
	5,400	2.31
	[illegible]	
[illegible]	[illegible]	[illegible]
	1,800	2.82
	[illegible]	[illegible]
	Total: 7,700	
John Huber	700	[illegible]
	1,900	3.00
	3,500	2.82
	Total: 16,600	
[illegible]		
	3,200	3.00
	[illegible]	[illegible]
	5,100	2.31
	Total: 23,800	
Geoffrey Nocher	600	2.82

The Hamilton Island Options have been issued under:

- the Executive Option Plan.

Plan but that these 550,000 Hamilton Island Options were cancelled on 17 September 2003.

Voyages notes also that in the scheme booklet dated 3 October 2003 issued by Hamilton Island in connection with the proposal with 21st Century it is stated that Mr Kirkpatrick has

[illegible]

an exercise price of $1.96 per Share which are due to expire on 31 October 2003.

It is Voyages' current understanding that the Executive Option Plan provides that where

[illegible]

Chapter 6 of the Corporations Act, then an executive may exercise his or her Hamilton Island Options during the bid period, but if the Hamilton Island Shares cease to be quoted

[illegible]

lapse on the date that the Hamilton Island Shares cease to be traded.

Recent Hamilton Island Share prices

The last recorded sale price of Hamilton Island Shares on the ASX before [illegible]

[illegible] the ASX.

Interests in Hamilton Island securities

(a) **Relevant interest in Hamilton Island Shares [illegible] Island Shares as at the date of the Bidder's Statement**

As at the date of this Bidder's Statement, Voyages had a relevant interest in

[illegible]

Hamilton Island Shares. These Hamilton Island Shares were acquired from BTFM

[illegible]

2003, a copy of which forms Annexure B to this Bidder's Statement. As at the date of this Bidder's Statement, Voyages [illegible] Island Shares or any other voting power in Hamilton Island.

(b) **Relevant interest in Hamilton Island Shares and voting power in Hamilton**

[illegible]

As at the date immediately before the first Offer was sent, Voyages had a relevant

[illegible]

Hamilton Island Shares. This relevant interest arises as a result of the acquisition

[illegible]

acquisitions on market since the date of the Bidder's Statement. As at the date immediately before the first Offer was sent, Voyages had no relevant interest in

[illegible]

(c) **Acquisitions of Hamilton Island Shares**

any of its associates provided (or agreed to provide) or received (or agreed to receive) consideration for a Hamilton Island Share under a purchase or

to the Pre-Bid Agreement.

nor any of its associates has provided (or agreed to provide) or has received (or agreed to receive) consideration for a Hamilton Island Share

other than pursuant to the Pre-Bid Agreement and on-market purchases at $3.13 per Hamilton Island Share.

(a) In the 4 months before the date of this Bidder's Statement, Voyages nor any of its

which was likely to induce the other person or an associate to:

(ii) dispose of securities in the bid class,

Offer.

Voyages nor any of its associates gave, offered to give or agreed to give a benefit

(i) accept an offer under the Offer; or

which benefit was not offered to all holders of securities in the bid class for the

5.6 Escalation agreements

is prohibited by section 622 of the Corporations Act.

5.7 Date for determining holders of securities

For the purposes of section 633 of the Corporations Act, the date for determining

information is to be sent under items 6 and 12 of section 633(1) is the Register Date.

6.1 Introduction

concerning Hamilton Island which are known to it as at the date of this Bidder's Statement.

Hamilton Island's operations and after the close of the Offer Period, as described below.

If Voyages becomes entitled to acquire Hamilton Island Shares compulsorily under Part 6A.1 of the Corporations Act, it intends to exercise those rights.

Hamilton Island Shares under Part 6A.1 of the Corporations Act, it may nevertheless [illegible]

Part 6A.2 of the Corporations Act. Voyages intends to exercise such rights if they become available.

6.3 Intentions for Hamilton Island as a wholly owned subsidiary

[illegible]

If Voyages acquires 100% of the Hamilton Island Shares, Voyages intends to [illegible]

respect of Hamilton Island.

The key features of the restructure will be as follows:

(i) Hamilton Island Enterprises Limited (***HIE***) is the main operating entity of the Hamilton Island Group, owning and operating the Hamilton Island

Voyages, will transfer the business assets of its residential development

trustee of the GPT Hotel (Hamilton Island) Trust) and Lend Lease Development Pty Ltd. HIE will also grant a long-term sub-lease to SPC of

The residential development business will be conducted by SPC in a

HIE to date.

GPTML as trustee of the GPT Hotel (Hamilton Island) Trust, a wholly

(iii) GPTML will sub-lease parts of Hamilton Island back to HIE (primarily the [illegible]

conducted, other than land development.

(iv) Great Barrier Reef Airport Pty Ltd (***GBRA***) will surrender its existing long-

airport business, as a subsidiary of Voyages.

Voyages will also undertake a detailed review of Hamilton Island's activities to

Voyages, in the light of the more detailed information then available to it and in the context of Voyages' general corporate objectives to build on its existing portfolio of

Based on the information available to Voyages as at the date of this Bidder's Statement, Voyages expects that it will be able to continue to improve the

operational efficiencies through use of Voyages' established skills and

the ability to utilise Voyages' strong marketing infrastructure to package the two resorts and increase visitation to both Hamilton Island and Ayers Rock Resort.

savings and efficiencies at this stage as they will be materially influenced by the

Other than as set out above, there is no current intention to make material changes to Hamilton Island's business and

(c) Employment

employees of the Hamilton Island Group. It is Voyages' intention that a large majority of the current employees will be retained. Any employees who are made

Island corporate head office functions will be rationalised with a view to eliminating

marketing and finance functions of Hamilton Island will be merged with Voyages' existing capability, which may result in some loss of jobs in those areas.

(d) Changes to Board and delisting from the ASX

appoint, in their place, nominees of Voyages. Voyages will also delist Hamilton Island from the ASX.

6.4 Intentions for Hamilton Island as a partly owned subsidiary

This Section sets out Voyages' intentions if by virtue of acceptances of the Offer it

compulsorily acquire the outstanding Hamilton Island Shares. It is based on the facts and information concerning Hamilton Island, its business and the general

business environment which are known to Voyages as at the date of the Bidder's

It is Voyages' present intention to:

only while it meets the requirements of the ASX Listing Rules for

(ii) seek the appointment of nominees of Voyages to the board of directors of

proportionate shareholding interest in Hamilton Island. To obtain such proportionate representation may also require the removal of a number of the existing directors of Hamilton Island. Voyages has not made any

Hamilton Island, or who would be removed from the board, in this case;

(iv) review the level of any future dividends payable by Hamilton Island to

as the prospects and the ongoing requirements of Hamilton Island.

ownership, Voyages may still propose, through its nominees on the Hamilton Island board of directors, that Hamilton Island implement the restructure of the

Section 6.3(a) (the ***Stage 2 Restructure***). However, if Hamilton Island decided to

other than Voyages and its associates would likely be required under the ASX Listing Rules and/or the Corporations Act. The ASX Listing Rules would also

with any such approval.

The extent to which Voyages' intentions for Hamilton Island described in this

subject to:

transactions and conflicts of interest (in which regard, the role of

(ii) the legal obligation of the then Hamilton Island board of directors to act in good faith in the best interests of Hamilton Island and for proper purposes

also be important); and

(c) **Other issues**

wholly owned by Voyages.

(i) Voyages expects that it will be appropriate for Hamilton Island to retain

likely to include strategic analysis, planning and marketing capability.

groups, be made available to Hamilton Island under arrangements with the Voyages Group. (Voyages has not decided which functions would be likely

decision on those matters until after the close of the Offer Period. The extent of any cost savings arising out of those arrangements would depend

Island.)

(ii)

propose that Hamilton Island implement a review of management to maximise the operation and management efficiencies of Hamilton Island.

Hamilton Island on the one hand, or Voyages on the other, would belong to

other party, the transfer of each opportunity would be negotiated on arm's length terms.

(including, where necessary, board sub-committees comprising a majority of directors who are not nominees of Voyages) be established to ensure

(iv) Voyages may consider continuing to acquire additional Hamilton Island

Corporations Act. In summary, those provisions permit Voyages (and its associates) to acquire up to 3% of Hamilton Island Shares every 6

Shares under the 'creep' provisions, as that will depend upon the extent to

market conditions prevailing at the time.

Voyages may make a separate offer to acquire any or all Hamilton Island Options in

Subject to being permitted to do so under the Corporations Act, Voyages would likely seek

Options which have not been exercised, acquired or cancelled by Voyages prior to the close of the Offer

6.6 Other intentions

voyages.

(a) to continue the business of Hamilton Island;

(b) not to make any major changes to the business of Hamilton Island nor to redeploy any of the fixed assets of Hamilton Island; and

(c) to continue the employment of the present employees of Hamilton Island.

As at the date of this Bidder's Statement, the maximum amount payable under the Offer

[illegible]

which it (or its associates) do not already have a relevant interest and assuming all the Hamilton Island Options are exercised and Voyages acquires all of the Hamilton Island

GPTML has granted Voyages a finance facility of up to $195 million to enable Voyages to

Island's existing external net debt (***Facility***). The Facility was entered into on 21 October 2003. The term of the Facility is 24 months.

Shares from BTFM pursuant to the Pre-Bid Agreement. To do so, Voyages satisfied all the conditions precedent to the first draw down under the Facility. All subsequent draw downs

- all representations and warranties by Voyages are true and correct as at the date

- no event of default or potential event of default subsists as at the date of the

- all necessary authorisations for the provision of funds have been obtained.

[illegible] not be satisfied at the time of a draw down under the Facility so that funds will be available

of the Offer.

relating to, in summary, the provision of information to GPTML, authorisations, notifications to GPTML, restrictions on the disposal of assets, restrictions on the creation of security

[illegible]

ordinary course, no entry into sale and lease back arrangements, no entry into partnerships

laws, payment of all taxes, dealings with persons only on arm's length terms, no financial assistance, completing all necessary forms, and all companies under Voyages' control also

[illegible] Voyages is currently complying with all of these obligations and is not aware of any circumstances existing as at the date of this Bidder's

The Facility is subject to events of default and review events customary for loans of this

misrepresentation, cross default, insolvency events, enforcement against assets, reduction of capital, investigations, vitiation of documents, revocation of authorisation, material

[illegible] Neither Voyages nor GPTML is aware as at the date of this Bidder's Statement of the occurrence of any

event of default or review event or of any circumstances that would lead to an event of

Under the administrative procedures of the Facility, following a draw down notice being lodged, the draw down process will take no more than 1 business day for the funds to be

GPTML will fund any amounts required to be paid by it to Voyages by draw down under

to it as at 30 September 2003:

Short Term Note and Medium Term Note Facility	
Facility Limit	$2,000 million
AMOUNT AVAILABLE	$248 million

CPI Coupon Bonds	
Facility Limit	$200 million
Amount Drawn	$125 million
AMOUNT AVAILABLE	$75 million

There is a borrowing limit under the constitution of General Property Trust limiting gearing by GPTML (that is, total borrowings to gross tangible assets) to 40%.

As at 30 September 2003, General Property Trust's gearing was approximately 26%. As at the date of the Bidder's Statement, this has been reduced to approximately 24%. If

enable Voyages to acquire all the Hamilton Island Shares and, following that acquisition, to

Trust's gearing will increase by approximately 2%.

8.1 Introduction

Statement, but are not intended to be an authoritative or complete statement of the laws

The following is a general description of the Australian income and capital gains tax

comments set out below are relevant where those securities are held as capital assets for the purpose of investment and not in connection with the conduct of a business.

Certain Hamilton Island Shareholders, such as those engaged in a business of trading or

those which are banks; insurance companies; tax exempt organisations or superannuation

at Hamilton Island (or an associated company), will or may be subject to special or different tax consequences peculiar to their circumstances.

Hamilton Island Shareholders who are not resident in Australia for tax purposes should also take into account the tax consequences under the laws of their country of residence

The summary reflects the current provisions of the Income Tax Assessment Act 1936 and

(collectively the ***Tax Laws***).

the consequences of acquiring, holding or disposing of Hamilton Island Shares in [illegible]

8.2 Capital gains tax

Hamilton Island Shares, by way of transfer to Voyages. This change in the ownership of [illegible]

CGT purposes.

[illegible]

acquired their Hamilton Island Shares after 19 September 1985 may make a capital gain or capital loss, depending on whether their capital proceeds from the event are more than

whether those capital proceeds are less than their reduced cost base of those shares.

the Hamilton Island Shareholder in respect of the disposal of the Hamilton Island Shares pursuant to the Offer.

The cost base of the Hamilton Island Shares is generally their cost of acquisition. Certain

Capital gains and capital losses are aggregated to determine whether there is a net capital

tax. However, a '*CGT Discount*' may be available to reduce the taxable gain for certain holders of Hamilton Island Shares

Capital losses may not be deducted against other income for income tax purposes, but may be carried forward to be offset against future capital gains

In general, if a Hamilton Island Share is held for less than 12 months before disposal, the capital gain or loss is calculated on the difference between the capital proceeds and the cost base for the share.

loss will be calculated using one the methods described below:

> the capital gain or loss is generally calculated on the difference between the capital
>
> 30 September 1999. However, if the relevant Hamilton Island Share is held by an individual, complying superannuation entity or trust, that shareholder must elect to
>
> '*CGT Discount*' (as discussed below).
>
> the capital gain or loss is generally calculated on the difference between the capital
>
> held by an individual, a complying superannuation entity or a trust for 12 months or more before disposal, those shareholders may also be able to claim a 'CGT

If a Hamilton Island Shareholder is an individual, complying superannuation entity or trust

they will be entitled to a '*CGT Discount*' for Hamilton Island Shares disposed of under the

The CGT Discount entitles such shareholders to reduce their net capital gain on those shares (after deducting available capital losses of the shareholder) by half, in the case of

However, trustees should seek specific advice regarding the tax consequences of

The CGT Discount is not available to companies, nor does it apply to Hamilton Island

if shares have been held for the requisite period. Hamilton Island Shareholders should seek their own advice on this

Hamilton Island Shareholders who are not resident in Australia for income tax purposes are generally not subject to Australian CGT on the disposal of Hamilton Island Shares if they

and their associates have not held 10% or more (by value) of the shares in Hamilton Island

Hamilton Island Shareholders who acquired their Hamilton Island Shares before
20 September 1985 are generally not subject to Australian CGT in respect of their disposal

8.3 Stamp duty and the Goods and Services Tax *(GST)*

No stamp duty or GST is payable on the transfer of Hamilton Island Shares under the
Offer.

9.1 21st Century Offer

Century under which 21st Century would acquire all of the Hamilton Island Shares at $2.95

3 October 2003 issued by Hamilton Island in connection with the proposal with 21st Century
was lodged with the ASX on 7 October 2003. The scheme meeting in respect of that

scheme remains subject to a number of conditions. The indicative timetable in the scheme
booklet states that if Shareholder approval is obtained and all other conditions are satisfied,

9.2 BT Funds Management Limited

BTFM pursuant to a Pre-Bid Agreement between BTFM and Voyages dated 21 October

9.3 Regulatory approvals

required for the Offer or any other transactions contemplated by the Offer.

9.4 Approvals for payment of consideration

Voyages is not aware of any Hamilton Island Shareholders who require any approval

Offer. Such approvals would be required if you are a resident in or a resident of a place to

(i) the Banking (Foreign Exchange) Regulations 1959; or

2002; or

(iv) the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003; or

consideration for your Hamilton Island Shares.

include supporters of the former Milosevic government of the Federal Republic of

The persons to whom the Charter of the United Nations (Terrorism and Dealing with

of the Al Qaida organisation, and any person named on the list maintained by the
Committee under United Nations Resolution 1390.

The persons to whom the Charter of the United Nations (Sanctions – Afghanistan)

The persons to whom the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003

their immediate families.

Where statements in this Bidder's Statement refer to or are based on statements made in

those announcements free of charge to any person who asks for it during the Offer Period. Any requests for copies of those announcements may be made by calling the Offer information line on 1800 010 202 (callers in Australia) or +61 2 9240 7442 (callers outside

9.6 Consents to be named

GPTML has consented to statements in this Bidder's Statement being made based on statements by it in the form and context in which those statements have been included

As contemplated by ASIC Class Order 01/1543, this Bidder's Statement also includes

Class Order. Those persons have not consented to the inclusion of statements in this

9.7 Other material information

(a) is material to the making of the decision by a person to whom these Offers are

(b) is known to Voyages; and

(c) ... the holders of Hamilton Island Shares other than:

(ii) as set out in the Annexures to this Bidder's Statement.

10.1 **Defined Terms**

intention appears or the context otherwise requires:

21st Century Offer means the proposal from 21st Century under which 21st Century would

scheme of arrangement.

Acceptance Form means the acceptance form which accompanies this Bidder's

ASIC means the Australian Securities and Investments Commission.

Bidder's Statement means this document.

Broker Participant means a broker participant under the SCH Business Rules.

CGT means capital gains tax.

CHESS means Clearing House Electronic Subregister System, which provides for the electronic transfer of securities in Australia.

Hamilton Island.

designated as the controlling participant for shares in a CHESS Holding in accordance with

Corporations Act means the Corporations Act 2001 (Cth).

Hamilton Island means Hamilton Island Limited (ABN 13 061 868 077).

Hamilton Island Options means options to subscribe for Hamilton Island Shares.

Hamilton Island Shareholder or ***Shareholder*** means the holder of Hamilton Island Shares.

and all Rights attaching to them.

Island's issuer sponsored subregisters.

Listing Rules means the official listing rules of the ASX.

Offer means the offer for Hamilton Island Shares contained in Section 3.

[illegible]

Section 3.6.

Pre-Bid Acceptance Agreement [illegible]

2003, a copy of which is contained in Annexure B of this Bidder's Statement.

Register Date means 23 October 2003.

Rights means in the case of Hamilton Island Shares, all accretions and rights attaching to or arising from the Hamilton Island Shares after the date this Bidder's Statement is given to Hamilton Island (including, without limiting the generality of the foregoing, all rights to [illegible]

all other distributions or entitlements declared, paid or issued by Hamilton Island).

[illegible] Australia.

Voyages means Voyages Hotels & Resorts Pty Limited (ABN 24 079 925 036).

10.2 Interpretation

In this Bidder's Statement, the following rules of interpretation apply unless the context requires otherwise.

(a) [illegible] a reference to Sydney time.

(b) ***Headings*** are for convenience only and do not affect interpretation.

(c) The ***singular*** includes the plural and conversely.

(d) A reference to a ***Section*** is [illegible] of this Bidder's Statement.

(e) A ***gender*** includes all genders.

(f) [illegible] corresponding meaning.

(g) [illegible] stated.

(h) A reference to a [illegible] associations, another entity as well as a natural person.

(i) A reference to a ***person*** includes a reference to the person's executors, [illegible] (including, but not limited to, persons taking by novation) and assigns.

(j) A reference to any ***legislation*** or to any provision of any legislation includes any

[illegible]

(k) A reference to any ***instrument*** or ***document*** includes any variation or replacement

(l) Mentioning anything after ***includes, including, for example*** or similar

(m) A term not specifically defined in this Bidder's Statement has the meaning given to

(n) A reference to a ***right*** or ***obligation*** of any two or more persons confers that right, or imposes that obligation, as the case may be, jointly and severally.

(p) A reference to ***your Hamilton Island Shares*** is to Hamilton Island Shares in

[illegible]

(q) A reference to an ***obligation*** is to an obligation whether or not enforceable

[illegible]

(r) A reference to an ***arrangement*** includes a ***relevant agreement*** as defined in the

11.1 Approval

Voyages.

22 October 2003

11.3 Signed

For an on behalf of Voyages Hotels & Resorts Pty Limited.

Grant Hunt

GENERAL PROPERTY TRUST

VOYAGES

HOTELS AND RESORTS

General Property Trust & Voyages Hotels and Resorts
ASX Announcement

UNCONDITIONAL CASH TAKEOVER OFFER BY VOYAGES

FOR HAMILTON ISLAND LIMITED

AT $3.13 PER SHARE

22 October 2003

General Property Trust (GPT) announces that Voyages Hotels & Resorts Pty Limited (Voyages[1]) has [illegible]

share. Voyages will now make an unconditional cash takeover offer for all the ordinary shares in [illegible]

The Voyages' takeover offer follows a number of competing proposals for the company over an extended period. Unlike those proposals, this offer will be capable of immediate acceptance by all shareholders.

The takeover offer will be unconditional and represents an increase of 18 cents over the current $2.95 [illegible]

[illegible] Investments Commission (ASIC) and Hamilton Island by the close of business today, will be distributed [illegible]

[illegible] Island shareholders who accept the off-market takeover offer will be sent payment within 5 business [illegible]

[illegible] per share. This means that shareholders can now sell their shares on market and receive cash payment on the usual market terms of 3 business days after the transaction, even before the off-market offer opens.

Nic Lyons, GPT's Chief Executive, said: "This offer is superior to the current proposed 21st Century

[illegible] recommended by the Hamilton Island directors, in the absence of a higher offer. Shareholders now have a superior offer and we expect that the directors of Hamilton Island will withdraw their current

GPT and Voyages believe that if the 21st Century scheme of arrangement was to proceed to a meeting

of the votes cast at the meeting to consider the scheme.

[illegible] Hotel/Tourism sector in 1997 with the purchase of Ayers Rock Resort.

[illegible] acquisition of Hamilton Island would represent GPT's third large tourism acquisition in the last six years and will take GPT's quality Hotel/Tourism portfolio to a value of over $700 million.

"Hamilton Island represents an excellent fit with our strategy for the sector and will deliver considerable

skills and infrastructure as well as synergies with GPT's existing portfolio. Hamilton Island's visitor

[illegible] the initial 19.99% stake) will be approximately $140.9 million. In addition there are 0.628 million options over unissued ordinary shares which Voyages may acquire if exercised.

As disclosed in previous offers by GPT/Voyages, following acquisition of 100% of Hamilton Island [illegible] GPT will acquire the resort from Voyages and a special purpose vehicle (owned 49% by GPT and 51% by Lend Lease) will acquire the residential land. Including the [illegible] (including its share of the residential land) is estimated to be $191-193 million. An initial yield of 10%, consistent

[illegible] using existing lines of credit. On completion of this acquisition, assuming no other acquisitions or borrowings, GPT's gearing will increase to approximately 26%.

Voyages Hotels & Resorts Pty Limited is a wholly owned subsidiary of GPT Hotel Management Pty Limited. All the shares in GPT Hotel Management Pty Limited are held beneficially by unitholders in General Property Trust.

ENDS

GPT Management Ltd

Chief Executive
Ph: 02 9237 5816

[illegible]

Voyages Hotels and Resorts Pty Limited

Ph: 02 9339-1020

Sydney NSW 2011
AUSTRALIA

Sydney NSW 1044

Tele (61 2) 9339 1000
Fax (61 2) 9339 1010

BT Funds Management Limited
Level 15, The Chifley Tower
Sydney NSW 2000

Dear Antoinette

This letter sets out the terms and conditions of the agreement between Voyages Hotels & Resorts Pty Limited (***Voyages***) and BT Funds Management Limited (***BTFM***) in relation to the sale and

representing approximately 19.99% of the issued ordinary shares in Hamilton Island (the ***Sale***

1. **Sale and purchase of Sale Shares**

BTFM, the Sale Shares (together with all benefits, rights and entitlements accrued in relation to or attaching to the Sale Shares) free of any mortgage, charge, lien, claim or

otherwise on the terms of this letter agreement.

Title to and risk in the Sale Shares passes to Voyages on and from completion of the sale and purchase of these shares (***Completion***) which will take effect as soon as reasonably

3. **No restriction in relation to Remaining Shares**

Hamilton Island which BTFM holds in excess of the Sale Shares.

As soon as practicable and in any event no later than before market open on the day

intention to make a takeover bid under Chapter 6 of the Corporations Act for all of the ordinary shares in Hamilton Island (the ***Offer***). The principal terms and conditions upon

less favourable to Hamilton Island shareholders and provided that the price specified in the Annexure does not decrease. Voyages also has the right, subject to the Corporations Act

The announcement required by this clause will state that a bidder's statement in relation to

business day after the date of the announcement.

Completion is to occur as soon as reasonably practicable following Voyages' public announcement of its intention to make the Offer, as required by clause 4, as follows:

(a) BTFM must:

(i) provide to Voyages all relevant CHESS details for the Sale Shares, including relevant HINs and confirm in writing that it has given instructions

(ii) procure the custodian to do all that is required under the SCH Business

(b) As soon as Voyages has confirmation that the transfer has been effected in accordance with paragraph (a), Voyages must pay to BTFM or its nominee by bank

$28,170,000 (representing $3.13 per Sale Share).

(a) Each of BTFM and Voyages represents and warrants to the other that it has full

contemplated by it and that it has taken all corporate action necessary to authorise its entry into this agreement and to carry out the transaction contemplated by it

(b) BTFM represents and warrants to Voyages that BTFM is the sole beneficial owner of the Sale Shares subject to the rights of BTFM's investors and that it has full

right or interest other than the rights of BTFM's investors.

Each party must bear its own costs arising out of the negotiation, preparation and execution of this agreement.

Any stamp duty which may be payable on or in connection with this agreement or the transfer of the Sale Shares will be paid by Voyages.

Please indicate your acceptance of these terms by signing this letter where indicated

For and on behalf of Voyages Hotels & Resorts Pty Limited

Grant Hunt, Chief Executive Officer

Agreed to and accepted by

Authorised Officer Name	***Signature***

1. **Offer consideration**

The Offer consideration will be $3.13 per share. If any dividend or other distribution,

after the date of this agreement which is not received by Voyages, the Offer will allow Voyages to deduct from the Offer consideration payable to an accepting shareholder [illegible]

2. **Time for payment of consideration**

[illegible] Offer consideration by the end of 5 business days after acceptance of the Offer.

3. **Offer unconditional**

4. **Initial Offer period**

one month.

Acceptance Form

Use this form to accept the Voyages Hotels & Resorts Pty Limited Offer to acquire all of your Hamilton Island Limited ("Hamilton Island") Shares for A$2.40 per Hamilton Island Share

CONSULT YOUR FINANCIAL ADVISER OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Step 1 — Check your details below

SRN/HIN

Hamilton Island Shares

If any of the above details are incorrect, please amend them and initial the alterations.

If your Hamilton Island Shares are held on the CHESS Subregister (see "Subregister" above), to accept the Offer you can either:

* Contact your Controlling Participant

OR

* If you want us to contact your broker on your behalf, write

(Broker details for CHESS Subregister only)

Broker's Name:

Broker's Address:

Broker's Telephone:

AND

sign in the appropriate box below and return this form.

instruct your Controlling Participant to effect acceptance of the Offer on CHESS during business hours

If your Hamilton Island Shares are held on the Issuer Sponsored Subregister (see "Subregister" above) or if at

you are registered as the holder of your Hamilton Island Shares,

to accept the Offer you must **sign in the box below and** return this form.

Step 3 — Sign in the box below

the Bidder's Statement. If you have a CHESS Holding, you authorise us to give instructions to your Controlling Participant in accordance with Sections 3.4 and 3.6(h) of the Bidder's Statement.

sign, and they must send the probate or letters of administration with this form. In this Acceptance Form, "us" refers to Voyages Hotels & Resorts Pty Limited.

Individual or joint shareholders – each shareholder must sign

Individual or first joint shareholder 1	Shareholder 2	Shareholder 3
Sole Director and Sole Secretary	Director	Director/Secretary

/ /

Please provide a business hours telephone number

Your acceptance must be received BEFORE the Offer closes. If the Acceptance Form is sent by mail, you may use the enclosed reply paid envelope. Your acceptance of the Offer must be received before 7.00pm (Sydney time) on

HAMT TKO001

HOW TO ACCEPT THE OFFER

Please refer to Section 3.4 of the Bidder's Statement and the definitions in the glossary in Section 10 of the Bidder's Statement. If you have any queries about how to accept the Offer, please call one of the numbers below.

If your Hamilton Island Shares are in a CHESS Holding, you need to contact your Controlling Participant (normally your Broker) with instructions to accept the Offer. **You do not need to return this Acceptance Form.**

one of the addresses shown below. However, you must ensure that this form is received **in sufficient time before the end of the Offer Period to enable us to instruct your Controlling Participant to effect acceptance on CHESS during business hours.**

If your Hamilton Island Shares are in an Issuer Sponsored Holding, or if you are not yet registered as the holder of your Hamilton

Additional Notes

Section 3.6 of the Bidder's Statement.

3 **Bought or sold your Hamilton Island Shares?** - if you have recently bought or sold any Hamilton Island Shares, your

as your registered holding on the front of this form to the number of Hamilton Island Shares you now hold (including any Hamilton Island Shares of which you are entitled to become registered as holder), initial the alteration and indicate the name

Information you supply on this Acceptance Form will be used by Voyages Hotels & Resorts Pty Limited and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under

mailing providers and other third parties in connection with the Offer. If you do not supply this information, your acceptance may not be processed and you may not receive the consideration payable. You may have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au

If you must fill out and return this Acceptance Form, it must be received at one of the addresses shown below before the end of the Offer Period.

ASX Perpetual Registrars Limited
Hamilton Island Takeover Offer
SYDNEY SOUTH NSW 1235

ASX Perpetual Registrars Limited
Hamilton Island Takeover Offer
SYDNEY NSW 2000

If the Acceptance Form is sent by mail, you may use the enclosed reply paid envelope

If you have any questions about how to complete this Acceptance Form, please telephone the Offer information line:

Please note that recent amendments to the Corporations Act make it compulsory for all calls made to or received by the Offer

ASX Company Announcement

Date: Wed Oct 22 09:30:21 2003

Document Image #: 00391882

Announcement Type: Bidder's Statement – Off–market bid

ASX Description: HAM Bidder's Statement Takeover Bid by Voyages Hotels &Resorts
GST Bidder's Statement Takeover Bid for HAM by Voyages
GPT Bidder's Statement Takeover Bid for HAM by Voyages

Connect 4 Summary:

Company Summary:

WORLD CUP 2003

Allens Arthur Robinson

22 October 2003

ABN 47 702 595 758

Australia

Tel 61 2 9230 4000

Correspondence
GPO Box 50

www.aar.com.au

The Manager
Company Announcements Office
Australian Stock Exchange Limited

20 Bridge Street
Sydney NSW 2000

Dear Sir

Voyages Hotels & Resorts Pty Limited –

We act for Voyages Hotels & Resorts Pty Limited (***Voyages***).

Voyages, the bidder's statement of Voyages which includes:

(b) a copy of the acceptance form (which forms part of the proposed offer).

Yours sincerely

Partner

Partner

Sydney

Port Moresby
Singapore

Bangkok
Phnom Penh

IF YOU ARE IN ANY DOUBT AS TO HOW TO ACT, YOU SHOULD CONSULT YOUR FINANCIAL

OFFER by Voyages Hotels & Resorts Pty Limited

Please call the Offer information line on 1800 010 202 (callers in Australia) or +61 2 9240 7442 (callers outside Australia) if you have any queries about the Offer

The Offer is dated [ ] and is scheduled to close at 7.00pm (Sydney time) on [ ]

VOYAGES HOTELS & RESORTS PTY LIMITED

[illegible]

Sydney NSW 2011

[illegible]

Level 8
580 George Street

OFFER INFORMATION LINE

1800 010 202 (callers in Australia) or +61 2 9240 7442 (callers outside Australia)

LEGAL ADVISER

Allens Arthur Robinson

[illegible]

Sydney NSW 2000

Investec Wentworth

[illegible]

Sydney NSW 2000

Bidder's Statement lodged with ASIC	[illegible]
Date of Offer:	[ ]
Closing date for Offer:	[ ]

[illegible]

A copy of this Bidder's Statement was lodged with ASIC on 22 October 2003. Neither ASIC nor any of its officers take any responsibility for the contents of this Bidder's Statement.

This Bidder's Statement does not take into account the individual investment objectives, financial situation or particular needs of each Hamilton Island Shareholder or any other person. You may wish to seek independent financial and taxation

- All references to time in this Bidder's Statement are to Sydney time.

[ ]

Dear Hamilton Island Shareholder

I am pleased to enclose the offer from Voyages (a wholly owned subsidiary of GPT Hotel

$3.13 per share. Unlike the previous proposals for your Hamilton Island shares, this offer is unconditional and capable of immediate acceptance.

- The price of $3.13 per share represents a premium of:

  for the 12 month period before its announcement; and

  before Hamilton Island's announcement of its strategic review in June 2002, which [illegible]

- This price of $3.13 is above Deloitte Corporate Finance's assessment of the fair value of [illegible]

  in the independent expert's report dated 16 September 2003 contained in the scheme booklet despatched by Hamilton Island in relation to 21st Century's current offer.

  [illegible] the previous proposals for schemes of arrangement for Hamilton Island, which have ranged in price between $2.30 and $2.95 per share.

  [illegible]

  5 business days without incurring any brokerage costs. Alternatively, as Voyages intends

  to sell their shares on market at that same price and receive payment within 3 business days.

- Voyages has already acquired a 19.99% shareholding in Hamilton Island from BTFM, also at $3.13 per share. This demonstrates the attractiveness of Voyages' offer.

Shareholders will be aware that this offer is being made while Hamilton Island's scheme booklet dated 3 October 2003 in relation to the 21st Century offer is still on foot. Our offer is far better for

- First, the price is higher: $3.13, compared to $2.95.

- Shareholders accepting our offer will be paid within less than a week, whereas under the 21st Century offer, shareholders will not be paid until 26 November 2003 at the earliest.

- The 21st Century offer requires shareholder and Court approvals. The scheme will only proceed if, at the scheme meeting to be held on 3 November 2003, a majority of those

shareholders voting at the scheme meeting and 75% of total votes cast at the meeting are

- In our view, the 21st Century offer is unlikely to proceed for the following reasons:
  - The Hamilton Island board recommended the 21st Century offer in the absence of a higher offer. In light of the Voyages' higher, unconditional offer, it is unlikely that the independent directors will maintain their recommendation in favour of the 21st
  - Voyages intends to vote the 19.99% holding referred to above, and any other

    Century scheme proposal.

  There is, therefore, no guarantee that the 21st Century offer will obtain shareholder

- The Voyages offer is not subject to any conditions, whereas 21st Century's offer is subject

  These conditions include conditions relating to 21st Century's finance and no material adverse change.

If you have any questions about the Offer, please do not hesitate to contact the Offer information line on 1800 010 202 (callers in Australia) or

In accordance with legal requirements, calls to these numbers will be recorded.

Hamilton Island shares.

Yours sincerely

Rick Allert AM

This summary provides an overview of the Offer and is qualified by the detailed information

deciding how to deal with your Hamilton Island Shares.

The terms of the Offer are contained in Section 3

Offer? terms set out in Section 3 of this Bidder's Statement. You may only accept the Offer for **all** the Hamilton Island Shares held by you.

What is the Voyages is offering $3.13 cash for each Hamilton Island Share

How do I To accept the Offer:

If your Hamilton Island Shares are held in an **Issuer Sponsored Holding**, complete the relevant sections of the enclosed

- post it in the enclosed envelope to Voyages at:

  Hamilton Island Takeover Offer

  SYDNEY SOUTH NSW 1234

  The postage is pre-paid within Australia; or

- deliver the Acceptance Form to:

  Hamilton Island Takeover Offer
  Level 8

  Sydney NSW 2000

Holding, you should instruct your stockbroker to accept on your behalf. Alternatively, if you do not wish to contact your

Form, sign in the space provided and post it in the enclosed

addresses set out above. The postage is pre-paid within Australia. This will authorise Voyages, on your behalf, to

Compulsory	If you do not accept the Offer and Voyages becomes entitled to acquire
	Voyages intends to proceed to compulsory acquisition. In that case, you will be paid later than Hamilton Island Shareholders who choose to
When will I be	You will be sent payment by the end of 5 business days after you accept
brokerage or stamp duty if I accept?	
Conditions of the Offer	The Offer is unconditional.
When does the Offer close?	The Offer is scheduled to close at 7.00pm on [ ].
Further information	If you have any queries about the Offer or how to accept, please call the Offer information line on 1800 010 202 (callers in Australia) or

You should accept the Offer by Voyages for the following reasons.


$3.13
$3.20
Island Sh
$2.80
$2.60
$2.70
$2.83
Ham
Voyages Initial
21st Century
Previous
21st Century
Voyages Offer

The Offer by Voyages of $3.13 per Share is 18 cents per Share higher than the 21st

believed to be fair value and attractive and which they unanimously recommended to


Premium Comparison
$3.20
12 Month VWAP Prior To
12 Month VWAP Prior To
Voyages Offer

- 15.9% to the volume weighted average price of $2.70 for Hamilton Island Shares

  was announced, and

  period prior to the announcement by Hamilton Island in June 2002 of its strategic review which led directly or indirectly to the current offers for Hamilton Island

Comparison to Fair Value



$3.13
$3.01
$2.95
$2.90
$2.80
Experts Fair Value Range

Voyages also notes that the independent expert's report from Deloitte Corporate Finance

despatched by Hamilton Island in relation to the 21st Century Offer, estimated the fair

The Offer by Voyages is above the high end of the independent expert's fair market

2.2 Unconditional

Voyages and be paid quickly.

scheme booklet despatched by Hamilton Island subject to 16 separate conditions, many of

Fundamental conditions include:

2. Shareholder approval of the giving of financial assistance and of the financial benefit to a related party;

3. ANZ executing formal financing documentation;

waived;

6. No material adverse change.

2.3 21st Century Offer Unlikely to Succeed

offer. In light of the Voyages' higher, unconditional offer, it is unlikely that the independent

Furthermore, now that Voyages owns 19.99% of Hamilton Island, there is no guarantee that the 21st Century Offer will obtain Shareholder approval. In order to become effective

the scheme meeting to consider that offer and by at least 75% of the total number of votes

Voyages, as the holder of 19.99% of the Shares in Hamilton Island, intends to vote these Shares and any other Hamilton Island Shares it acquires under the Offer or otherwise against the 21st Century Offer at such a meeting. There is, therefore, no

2.4 Quick Payment [illegible]

You can accept the Offer by Voyages now and payment for your Hamilton Island Shares will be despatched within 5 business days of receipt by Voyages of your valid acceptance.

Note that if you accept the Offer by Voyages, you will not incur any brokerage fees or stamp duty that may otherwise be payable on the sale of shares.

Shareholders should also note that they may sell their Shares on the ASX by instructing their broker to sell their Shares on market. Voyages intends to offer to acquire Hamilton

payment will be despatched in line with usual ASX settlement procedures, which is typically

brokerage fees.

approvals to the 21st Century Offer will not be sought until 5 November 2003 and, assuming all approvals are obtained and other conditions satisfied, cheques to be paid to

2003 and before 1 December 2003.

3.1 The Offer

subject to the conditions set out in this Offer. You may only accept this Offer for all

(b) Voyages will be entitled to all Rights (being those accruing after the date this

acquires under this Offer. If any Rights are received by you and such documents as may be necessary to vest title to those Rights in Voyages or the benefit of those Rights are not passed on to Voyages, Voyages may reduce the consideration

of those Rights (see Section 3.6(g)).

(i) securities that come to be Hamilton Island Shares during the period from

of the Hamilton Island Options; and

holder of any of your Hamilton Island Shares during the Offer Period (see Section 3.5(b)).

(c) This Offer is dated [ ].

The consideration offered for each of your Hamilton Island Shares is $3.13 in cash.

(a) This Offer commences on the date the first of the Offers is sent. which will be [ ].

extended.

which this Offer remains open for acceptance.

The method by which you can accept the Offer will depend on whether your Hamilton

Island Shares will be in an Issuer Sponsored Holding if they are sponsored directly by

are sponsored by a broker or other CHESS participant or if you are a Broker Participant or Non-Broker Participant.

(a) **Issuer Sponsored Holdings**

accept this Offer you must **complete, sign and send** the accompanying Acceptance Form in accordance with the instructions on it together with all other

expiry of the Offer Period. You may send the completed Acceptance Form

envelope provided to:

ASX Perpetual Registrars Limited

Reply Paid 1500
SYDNEY SOUTH NSW 1234

Acceptance Form and any associated documents to:

ASX Perpetual Registrars Limited

Level 8

Sydney NSW 2000

The transmission of the Acceptance Form and other documents is at your own

(b) **CHESS Holdings**

must comply with the SCH Business Rules. To accept this Offer in accordance with the SCH Business Rules:

(i) you should instruct your Controlling Participant to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the

(ii) if you are a Broker Participant or a Non-Broker Participant, acceptance of

Business Rules before the expiry of the Offer Period.

of those Hamilton Island Shares which are in the CHESS Holding in accordance with the instructions on it together with all other documents required by those

initiate acceptance of this Offer on your behalf. You must ensure that the

to your Controlling Participant, and your Controlling Participant to carry out those instructions before the expiry of the Offer Period.

completed acceptance of this Offer when your Controlling Participant initiates acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules.

(c) Nominee holdings

dealer, bank, trust company or other nominee, you should contact that nominee for assistance in accepting this Offer.

The Acceptance Form which accompanies this Offer forms part of it. The

respect of any Hamilton Island Shares held in an Issuer Sponsored Holding.

Holding will be effective only when (subject to paragraph (e) below), the properly completed Acceptance Form (together with any document required by the instructions on that form) has been received not later than the end of the Offer

(e) Voyages' discretion

any Acceptance Form received before the end of the Offer Period (at one of the

to Voyages) as valid or waive any requirement of paragraph (a) or (d) in any case, but the payment of the consideration in accordance with this Offer will not be made

required to procure registration have been received by Voyages.

+61 2 9240 7442 (callers outside Australia) if you have any queries about the Offer

3.5 Persons to whom the Offer is made

to each holder of Hamilton Island Shares registered in Hamilton Island's register of

(b) If at the time this Offer is made to you, or at any time during the Offer Period,

your Hamilton Island Shares to which this Offer relates then:

(i) [illegible] in respect of those Hamilton Island Shares;

(ii) a corresponding Offer is deemed to have been made to you in respect of any other Hamilton Island Shares to which this Offer relates; and

(iii) this Offer is deemed to have been withdrawn immediately after that time.

(c) If at any time during the Offer Period your Hamilton Island Shares consist of two or more distinct portions (for example, where you hold Hamilton Island Shares as

separate corresponding Offers made to you for the respective distinct portions of

your Hamilton Island Shares. You may accept two or more such deemed separate

Offers which is deemed to exist in respect of a distinct portion of Hamilton Island

(i) if it relates to Hamilton Island Shares in a CHESS Holding, must be in an

(ii) if it relates to Hamilton Island Shares in an Issuer Sponsored Holding, must be in writing

stating that the relevant Hamilton Island Shares consist of a distinct portion and your acceptance specifies the number of Hamilton Island Shares in the distinct portion to which the acceptance relates. If this applies to you, please call the Offer

outside Australia) for additional copies of this Bidder's Statement and the

3.6 Effect of acceptance

(a) accepted this Offer for all of your Hamilton Island Shares and agreed to sell all of

(b) assigned all of your beneficial interest in your Hamilton Island Shares to Voyages,

transfer legal title to all of your Hamilton Island Shares to Voyages, and agreed that Voyages will be immediately entitled to cause the transfer of your Hamilton Island

(c) authorised Voyages (by its directors, servants or agents) to complete the

Hamilton Island Shares and to rectify any errors in or omissions from the

to be held by you if it is otherwise than as set out in the Acceptance Form) as may be necessary to make the Acceptance Form an effective acceptance of this Offer

Voyages;

date of the transfer of them to Voyages, be fully paid and free from all mortgages,

legal or otherwise, and restrictions on transfer of any kind, and that you have full power and capacity to sell and to transfer your Hamilton Island Shares;

(e) appointed Voyages and each of its directors, secretaries and officers severally as your true and lawful attorney with power to do all things which you could lawfully do

holding of your Hamilton Island Shares, including (without limiting the generality of

(i) attending and voting at any meeting of Hamilton Island;

(ii) demanding a poll for any vote to be taken at any meeting of Hamilton

(iii) proposing or seconding any resolution to be considered at any meeting of

(iv) requisitioning the convening of any meeting of Hamilton Island and

(v) notifying Hamilton Island that your address in the records of Hamilton Island for all purposes, including the despatch of notices of meeting,

by Voyages; and

and to have agreed that in exercising the powers conferred by that power of

registered holder and beneficial holder of your Hamilton Island Shares.

This appointment, being given for valuable consideration to secure the interest

... is irrevocable, and terminates upon

registration of a transfer to Voyages of your Hamilton Island Shares.

expenses and obligations which might otherwise be incurred or undertaken as a

(f) irrevocably authorised and directed Hamilton Island to pay Voyages or to account

however, to any such Rights received by Voyages being accounted for by Voyages to you if this Offer is withdrawn;

(g) except where Rights have been paid or accounted for under paragraph (f), irrevocably authorised Voyages to deduct from the consideration payable in

paragraph (f) or any amount equal to the value of those Rights as reasonably

(h) if you signed the Acceptance Form in respect of any of your Hamilton Island Shares in a CHESS Holding,

(i) to instruct your CHESS Controlling Participant to initiate acceptance of the Offer in respect of all such Hamilton Island Shares in accordance with the

(ii) to give any other instructions concerning those Hamilton Island Shares to

agreement between you and the CHESS Controlling Participant.

3.7 Obligations of Voyages

Australian currency in your favour for the amount of cash payable to you in accordance with this Offer and send the cheque to you at the address shown in the

accepted by you under Section 3.4.

preparation and circulation of the Offer, and any stamp duty payable on transfers of Hamilton Island Shares, will be paid by Voyages.

(c) If, at the time of acceptance of this Offer, any authority or clearance of the Reserve Bank of Australia or of the Australian Taxation Office is required for you to receive any consideration under this Offer, you will not be entitled to receive the

Voyages. See Section 9.4 for information as to whether this restriction applies to

3.8 Variation

3.9 Withdrawal

This Offer may be withdrawn with the consent in writing of ASIC, which consent may be given subject to such conditions (if any) as are specified in the consent

4.1 Overview of Voyages Group

Territory and Queensland.

also partly owns and manages Kings Canyon Resort. All of these resorts are located in

Lodge, the Ferntree Rainforest Lodge, the Jungle Lodge and associated facilities at Cape Tribulation in far North Queensland.

In addition to its leased and owned assets, Voyages operates a touring business in the Top

Tours and Safaris.

shares in GPT Hotel Management Pty Limited are held beneficially by unitholders in

Further information about Voyages can be found at www.voyages.com.au.

GPTML, in its capacity as responsible entity of General Property Trust, has granted

under the Offer (see Section 7 below).

trust in terms of market capitalisation and total assets, with total assets as at

approximately [illegible] billion. General Property Trust's portfolio consists of over [illegible] quality properties across Australia in the retail, office, hotel / tourism and industrial / business

Further information about General Property Trust can be found at www.gpt.com.au.

4.3 Announcements in relation to the Offer

ASX in relation to the Offer. A copy of the announcement is contained in Annexure A of this Bidder's Statement.

5.1 Securities on issue

Bidder's Statement, Hamilton Island has on issue:

- 627,500 options over unissued ordinarv shares.

5.2 Hamilton Island Options

Each Hamilton Island Option entitles the holder upon exercise to be issued one Hamilton Island Share. So far as known to Voyages, the number and [illegible]

[illegible] on issue as at the date of this Bidder's Statement are as follows:

Name of holder of Hamilton Island Options	Number of Hamilton Island Options	Exercise Price
[illegible]	[illegible]	[illegible]
	5,500	2.82
	[illegible]	[illegible]
	23,300	2.82
	10,800	2.94
	[illegible]	
Gavin Herholdt	1,200	2.82
	[illegible]	[illegible]
	14,400	2.82
	[illegible]	[illegible]
	Total: 44,100	
Barry Atkins	4,600	[illegible]
	11,200	3.00
	Total: 24,600	
	8,000	2.94
	2,700	3.00
	[illegible]	[illegible]
	13,600	2.31
	Total: 58,400	
	[illegible]	[illegible]
	2,600	2.94
	2,800	3.00
	5,600	2.94
	13,600	2.31

Name of holder of	Number of	Exercise Price
Michelle Kenna	1,800	2.82
	3,400	2.94
	[illegible]	[illegible]
	3,600	2.94
	10,400	2.31
Craig Robinson	6,300	2.31
	[illegible]	[illegible]
	6,000	2.82
	7,500	2.94
	8,300	2.31
	[illegible]	
Jock Edgar	1,500	2.82
	2,200	2.94
	[illegible]	[illegible]
	2,800	2.94
	9,500	2.31
Ciaran Handy	3,200	2.94
	7,200	2.31
Ian McAuslan	1,400	2.94
	2,200	3.00
	[illegible]	[illegible]
	5,400	2.31
	Total: 16,800	
[illegible]	[illegible]	[illegible]
	1,800	2.82
	2,200	2.94
	Total: 7,700	
John Huber	700	2.82
	1,900	3.00
	3,500	2.82
	Total: 16,600	
[illegible]		
	3,200	3.00
	6,200	2.82
	5,100	2.31
	Total: 23,800	
Geoffrey Nocher	600	2.82

The Hamilton Island Options have been issued under:

- the Executive Option Plan.

Plan but that these 550,000 Hamilton Island Options were cancelled on 17 September 2003.

Voyages notes also that in the scheme booklet dated 3 October 2003 issued by Hamilton Island in connection with the proposal with 21st Century it is stated that Mr Kirkpatrick has

an exercise price of $1.96 per Share which are due to expire on 31 October 2003.

It is Voyages' current understanding that the Executive Option Plan provides that where

Chapter 6 of the Corporations Act, then an executive may exercise his or her Hamilton Island Options during the bid period, but if the Hamilton Island Shares cease to be quoted [illegible]

lapse on the date that the Hamilton Island Shares cease to be traded.

[illegible] Recent Hamilton Island Share prices

The last recorded sale price of Hamilton Island Shares on the ASX before [illegible] [illegible] the date of the announcement of the Offer, was $[illegible] as at close of trading on the ASX.

[illegible] Interests in Hamilton Island securities

(a) Relevant interest in Hamilton Island Shares and voting power in Hamilton Island Shares as at the date of the Bidder's Statement

As at the date of this Bidder's Statement, Voyages had a relevant interest in [illegible], representing [illegible] of the total number of Hamilton Island Shares. These Hamilton Island Shares were acquired from BTFM [illegible] 2003, a copy of which forms Annexure B to this Bidder's Statement. As at the date of this Bidder's Statement, Voyages had no relevant interest in any other Hamilton Island Shares or any other voting power in Hamilton Island.

(b) Relevant interest in Hamilton Island Shares and voting power in Hamilton [illegible]

As at the date immediately before the first Offer was sent, Voyages had a relevant [illegible] Hamilton Island Shares. This relevant interest arises as a result of the acquisition [illegible] acquisitions on market since the date of the Bidder's Statement. As at the date immediately before the first Offer was sent, Voyages had no relevant interest in [illegible]

(c) **Acquisitions of Hamilton Island Shares**

any of its associates provided (or agreed to provide) or received (or agreed to receive) consideration for a Hamilton Island Share under a purchase or

to the Pre-Bid Agreement.

nor any of its associates has provided (or agreed to provide) or has received (or agreed to receive) consideration for a Hamilton Island Share

other than pursuant to the Pre-Bid Agreement and on-market purchases at $3.13 per Hamilton Island Share.

(a) In the 4 months before the date of this Bidder's Statement Voyages nor any of its

which was likely to induce the other person or an associate to:

(ii) dispose of securities in the bid class,

Offer.

Voyages nor any of its associates gave, offered to give or agreed to give a benefit

(i) accept an offer under the Offer; or

which benefit was not offered to all holders of securities in the bid class for the

5.6 Escalation agreements

is prohibited by section 622 of the Corporations Act.

Date for determining holders of securities

For the purposes of section 633 of the Corporations Act the date for determining

information is to be sent under items 6 and 12 of section 633(1) is the Register Date.

6.1 Introduction

concerning Hamilton Island which are known to it as at the date of this Bidder's Statement.

Hamilton Island's operations and after the close of the Offer Period, as described below.

If Voyages becomes entitled to acquire Hamilton Island Shares compulsorily under Part 6A.1 of the Corporations Act, it intends to exercise those rights.

Hamilton Island Shares under Part 6A.1 of the Corporations Act, it may nevertheless

Part 6A.2 of the Corporations Act. Voyages intends to exercise such rights if they become available.

6.3 Intentions for Hamilton Island as a wholly owned subsidiary

If Voyages acquires 100% of the Hamilton Island Shares, Voyages intends to

respect of Hamilton Island.

The key features of the restructure will be as follows

(i) Hamilton Island Enterprises Limited (***HIE***) is the main operating entity of the Hamilton Island Group, owning and operating the Hamilton Island

Voyages, will transfer the business assets of its residential development

trustee of the GPT Hotel (Hamilton Island) Trust) and Lend Lease Development Pty Ltd. HIE will also grant a long-term sub-lease to SPC of

The residential development business will be conducted by SPC in a

HIE to date.

GPTML as trustee of the GPT Hotel (Hamilton Island) Trust, a wholly

(iii) GPTML will sub-lease parts of Hamilton Island back to HIE (primarily the

conducted, other than land development.

(iv) Great Barrier Reef Airport Pty Ltd (***GBRA***) will surrender its existing long-

airport business, as a subsidiary of Voyages.

Voyages will also undertake a detailed review of Hamilton Island's activities to

Voyages, in the light of the more detailed information then available to it and in the context of Voyages' general corporate objectives to build on its existing portfolio of

Based on the information available to Voyages as at the date of this Bidder's Statement, Voyages expects that it will be able to continue to improve the

operational efficiencies through use of Voyages' established skills and

the ability to utilise Voyages' strong marketing infrastructure to package the two resorts and increase visitation to both Hamilton Island and Ayers Rock Resort.

savings and efficiencies at this stage as they will be materially influenced by the

Other than as set out above, there is no current intention to make material changes

(c) Employment

employees of the Hamilton Island Group. It is Voyages' intention that a large majority of the current employees will be retained. Any employees who are made

Island corporate head office functions will be rationalised with a view to eliminating

marketing and finance functions of Hamilton Island will be merged with Voyages' existing capability, which may result in some loss of jobs in these areas.

(d) Changes to Board and delisting from the ASX

appoint, in their place, nominees of Voyages. Voyages will also delist Hamilton Island from the ASX.

6.4 Intentions for Hamilton Island as a partly owned subsidiary

This Section sets out Voyages' intentions if by virtue of acceptances of the Offer it

compulsorily acquire the outstanding Hamilton Island Shares. It is based on the facts and information concerning Hamilton Island, its business and the general

business environment which are known to Voyages as at the date of the Bidder's

It is Voyages' present intention to:

only while it meets the requirements of the ASX Listing Rules for

(ii) seek the appointment of nominees of Voyages to the board of directors of

proportionate shareholding interest in Hamilton Island. To obtain such proportionate representation may also require the removal of a number of the existing directors of Hamilton Island. Voyages has not made any

Hamilton Island, or who would be removed from the board, in this case;

(iv) review the level of any future dividends payable by Hamilton Island to

as the prospects and the ongoing requirements of Hamilton Island.

ownership, Voyages may still propose, through its nominees on the Hamilton Island board of directors, that Hamilton Island implement the restructure of the

Section 6.3(a) (the ***Stage 2 Restructure***). However, if Hamilton Island decided to

other than Voyages and its associates would likely be required under the ASX Listing Rules and/or the Corporations Act. The ASX Listing Rules would also

with any such approval.

The extent to which Voyages' intentions for Hamilton Island described in this

subject to:

transactions and conflicts of interest (in which regard, the role of independent directors of Hamilton Island will [illegible]

(ii) the legal obligation of the then Hamilton Island board of directors to act in good faith in the best interests of Hamilton Island and for proper purposes

also be important); and

(c) Other Issues

wholly owned by Voyages.

(i) Voyages expects that it will be appropriate for Hamilton Island to retain

likely to include strategic analysis, planning and marketing capability.

groups, be made available to Hamilton Island under arrangements with the Voyages Group. (Voyages has not decided which functions would be likely [illegible]

[illegible]

decision on those matters until after the close of the Offer Period. The extent of any cost savings arising out of those arrangements would depend

Island.)

(ii) [illegible]

propose that Hamilton Island implement a review of management to maximise the operation and management efficiencies of Hamilton Island.

[illegible] opportunities which are presented to or identified by Hamilton Island on the one hand, or Voyages on the other, would belong to

other party, the transfer of each opportunity would be negotiated on arm's length terms. Voyages expects that it [illegible]

(including, where necessary, board sub-committees comprising a majority of directors who are not nominees of Voyages) be established to ensure

(iv) Voyages may consider continuing to acquire additional Hamilton Island

Corporations Act. In summary, those provisions permit Voyages (and its associates) to acquire up to 3% of Hamilton Island Shares every 6 [illegible]

[illegible] yet decided whether it will acquire further Hamilton Island Shares under the 'creep' provisions, as that will depend upon the extent to

market conditions prevailing at the time.

Voyages may make a separate offer to acquire any or all Hamilton Island Options in

Subject to being permitted to do so under the Corporations Act, Voyages would likely seek

Options which have not been exercised, acquired or cancelled by Voyages prior to the close of the Offer which have not [illegible]

6.6 Other intentions

voyages.

(a) to continue the business of Hamilton Island;

(b) not to make any major changes to the business of Hamilton Island nor to redeploy any of the fixed assets of Hamilton Island; and

(c) to continue the employment of the present employees of Hamilton Island.

As at the date of this Bidder's Statement, the maximum amount payable under the Offer

which it (or its associates) do not already have a relevant interest and assuming all the Hamilton Island Options are exercised and Voyages acquires all of the Hamilton Island

GPTML has granted Voyages a finance facility of up to $195 million to enable Voyages to

Island's existing external net debt (***Facility***). The Facility was entered into on 21 October 2003. The term of the Facility is 24 months.

Shares from BTFM pursuant to the Pre-Bid Agreement. To do so, Voyages satisfied all the conditions precedent to the first draw down under the Facility. All subsequent draw downs

- all representations and warranties by Voyages are true and correct as at the date

- no event of default or potential event of default subsists as at the date of the

- all necessary authorisations for the provision of funds have been obtained.

not be satisfied at the time of a draw down under the Facility so that funds will be available

of the Offer.

relating to, in summary, the provision of information to GPTML, authorisations, notifications to GPTML, restrictions on the disposal of assets, restrictions on the creation of security

ordinary course, no entry into sale and lease back arrangements, no entry into partnerships

laws, payment of all taxes, dealings with persons only on arm's length terms, no financial assistance, completing all necessary forms, and all companies under Voyages' control also

Voyages is currently complying with all of these obligations and is not aware of any circumstances existing as at the date of this Bidder's

The Facility is subject to events of default and review events customary for loans of this

misrepresentation, cross default, insolvency events, enforcement against assets, reduction of capital, investigations, vitiation of documents, revocation of authorisation, material

interference. Neither Voyages nor GPTML is aware as at the date of this Bidder's Statement of the occurrence of any

event of default or review event or of any circumstances that would lead to an event of

Under the administrative procedures of the Facility, following a draw down notice being lodged, the draw down process will take no more than 1 business day for the funds to be

GPTML will fund any amounts required to be paid by it to Voyages by draw down under

to it as at 30 September 2003:

Short Term Note and Medium Term Note Facility	
Facility Limit	$2,000 million
AMOUNT AVAILABLE	$248 million

CPI Coupon Bonds	
Facility Limit	$200 million
Amount Drawn	$125 million
AMOUNT AVAILABLE	$75 million

There is a borrowing limit under the constitution of General Property Trust limiting gearing by GPTML (that is, total borrowings to gross tangible assets) to 40%.

As at 30 September 2003, General Property Trust's gearing was approximately 26%. As at the date of the Bidder's Statement, this has been reduced to approximately 24%. If

enable Voyages to acquire all the Hamilton Island Shares and, following that acquisition, to

Trust's gearing will increase by approximately 2%.

8.1 Introduction

Statement, but are not intended to be an authoritative or complete statement of the laws

The following is a general description of the Australian income and capital gains tax

comments set out below are relevant where those securities are held as capital assets for the purpose of investment and not in connection with the conduct of a business.

Certain Hamilton Island Shareholders, such as those engaged in a business of trading or

those which are banks; insurance companies; tax exempt organisations or superannuation

at Hamilton Island (or an associated company), will or may be subject to special or different tax consequences peculiar to their circumstances.

Hamilton Island Shareholders who are not resident in Australia for tax purposes should also take into account the tax consequences under the laws of their country of residence

The summary reflects the current provisions of the Income Tax Assessment Act 1936 and

(collectively the ***Tax Laws***).

the consequences of acquiring, holding or disposing of Hamilton Island Shares in

8.2 Capital gains tax

Hamilton Island Shares, by way of transfer to Voyages. This change in the ownership of

CGT purposes.

acquired their Hamilton Island Shares after 19 September 1985 may make a capital gain or capital loss, depending on whether their capital proceeds from the event are more than

whether those capital proceeds are less than their reduced cost base of those shares.

the Hamilton Island Shareholder in respect of the disposal of the Hamilton Island Shares pursuant to the Offer.

The cost base of the Hamilton Island Shares is generally their cost of acquisition. Certain

Capital gains and capital losses are aggregated to determine whether there is a net capital

tax. However, a '*CGT Discount*' may be available to reduce the taxable gain for certain holders of Hamilton Island Shares.

Capital losses may not be deducted against other income for income tax purposes, but may be carried forward to be offset against future capital gains.

In general, if a Hamilton Island Share is held for less than 12 months before disposal, the capital gain or loss is calculated on the difference between the capital proceeds and the cost base for the share.

loss will be calculated using one the methods described below:

the capital gain or loss is generally calculated on the difference between the capital

30 September 1999. However, if the relevant Hamilton Island Share is held by an individual, complying superannuation entity or trust, that shareholder must elect to

'*CGT Discount*' (as discussed below).

the capital gain or loss is generally calculated on the difference between the capital

held by an individual, a complying superannuation entity or a trust for 12 months or more before disposal, those shareholders may also be able to claim a 'CGT

If a Hamilton Island Shareholder is an individual, complying superannuation entity or trust

they will be entitled to a '*CGT Discount*' for Hamilton Island Shares disposed of under the

The CGT Discount entitles such shareholders to reduce their net capital gain on those shares (after deducting available capital losses of the shareholder) by half, in the case of

However, trustees should seek specific advice regarding the tax consequences of

The CGT Discount is not available to companies, nor does it apply to Hamilton Island

if shares have been held for the requisite period. Hamilton Island Shareholders should seek their own advice on this.

Hamilton Island Shareholders who are not resident in Australia for income tax purposes are generally not subject to Australian CGT on the disposal of Hamilton Island Shares if they

and their associates have not held 10% or more (by value) of the shares in Hamilton Island

Hamilton Island Shareholders who acquired their Hamilton Island Shares before 20 September 1985 are generally not subject to Australian CGT in respect of their disposal

8.3 Stamp duty and the Goods and Services Tax *(GST)*

No stamp duty or GST is payable on the transfer of Hamilton Island Shares under the Offer.

9.1 21st Century Offer

Century under which 21st Century would acquire all of the Hamilton Island Shares at $2.95

3 October 2003 issued by Hamilton Island in connection with the proposal with 21st Century
was lodged with the ASX on 7 October 2003. The scheme meeting in respect of that

scheme remains subject to a number of conditions. The indicative timetable in the scheme booklet states that if Shareholder approval is obtained and all other conditions are satisfied,

9.2 BT Funds Management Limited

BTFM pursuant to a Pre-Bid Agreement between BTFM and Voyages dated 21 October

9.3 Regulatory approvals

required for the Offer or any other transactions contemplated by the Offer.

9.4 Approvals for payment of consideration

Voyages is not aware of any Hamilton Island Shareholders who require any approval

Offer. Such approvals would be required if you are a resident in or a resident of a place to

(i) the Banking (Foreign Exchange) Regulations 1959; or

2002; or

(iv) the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003; or

consideration for your Hamilton Island Shares.

include supporters of the former Milosevic government of the Federal Republic of

The persons to whom the Charter of the United Nations (Terrorism and Dealing with

of the Al Qaida organisation, and any person named on the list maintained by the Committee under United Nations Resolution 1390.

The persons to whom the Charter of the United Nations (Sanctions – Afghanistan)

The persons to whom the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003

their immediate families.

Where statements in this Bidder's Statement refer to or are based on statements made in

those announcements free of charge to any person who asks for it during the Offer Period. Any requests for copies of those announcements may be made by calling the Offer information line on 1800 010 202 (callers in Australia) or +61 2 9240 7442 (callers outside

9.6 Consents to be named

GPTML has consented to statements in this Bidder's Statement being made based on statements by it in the form and context in which those statements have been included

As contemplated by ASIC Class Order 01/1543, this Bidder's Statement also includes

Class Order. Those persons have not consented to the inclusion of statements in this

9.7 Other material information

(a) is material to the making of the decision by a person to whom these Offers are

(b) is known to Voyages; and

(c) ... to the holders of Hamilton Island Shares other than:

(ii) as set out in the Annexures to this Bidder's Statement.

10.1 **Defined Terms**

intention appears or the context otherwise requires:

21st Century Offer means the proposal from 21st Century under which 21st Century would

scheme of arrangement.

Acceptance Form means the acceptance form which accompanies this Bidder's

ASIC means the Australian Securities and Investments Commission.

Bidder's Statement means this document.

Broker Participant means a broker participant under the SCH Business Rules.

CGT means capital gains tax.

electronic transfer of securities in Australia.

Hamilton Island.

designated as the controlling participant for shares in a CHESS Holding in accordance with

Corporations Act means the Corporations Act 2001 (Cth).

Hamilton Island means Hamilton Island Limited (ABN 13 061 868 077).

Hamilton Island Options means options to subscribe for Hamilton Island Shares.

Shares.

and all Rights attaching to them.

Island's issuer sponsored subregisters.

Listing Rules means the official listing rules of the ASX.

Offer means the offer for Hamilton Island Shares contained in Section 3.

[illegible]

Section 3.8.

[illegible]

2003, a copy of which is contained in Annexure B of this Bidder's Statement.

Register Date means 23 October 2003.

Rights means in the case of Hamilton Island Shares, all accretions and rights attaching to or arising from the Hamilton Island Shares after the date this Bidder's Statement is given to Hamilton Island (including, without limiting the generality of the foregoing, all rights to

all other distributions or entitlements declared, paid or issued by Hamilton Island).

Australia.

Voyages means Voyages Hotels & Resorts Pty Limited (ABN 24 079 925 036).

10.2 Interpretation

In this Bidder's Statement, the following rules of interpretation apply unless the context requires otherwise.

(a) [illegible] references to Sydney time.

(b) ***Headings*** are for convenience only and do not affect interpretation.

(c) The ***singular*** includes the plural and conversely.

(d) A reference to a ***Section*** is [illegible]

(e) A ***gender*** includes all genders.

corresponding meaning.

(g) [illegible]

stated.

(h) A reference to a [illegible]

associations, another entity as well as a natural person.

(i) A reference to a ***person*** includes a reference to the person's executors,

[illegible] (including, but not limited to, persons taking by novation) and assigns.

(j) A reference to any ***legislation*** or to any provision of any legislation includes any

[illegible] any instruments issued under it.

(k) A reference to any ***instrument*** or ***document*** includes any variation or replacement

(l) Mentioning anything after ***includes, including, for example*** or similar

(m) A term not specifically defined in this Bidder's Statement has the meaning given to

(n) A reference to a ***right*** or ***obligation*** of any two or more persons confers that right, or imposes that obligation, as the case may be, jointly and severally.

(p) A reference to ***your Hamilton Island Shares*** is to Hamilton Island Shares in

[illegible]

(q) A reference to an ***obligation*** is to an obligation whether or not enforceable presently or in the future [illegible]

or the act of a third party or not.

(r) A reference to an ***arrangement*** includes a ***relevant agreement*** as defined in the

11.1 Approval

Voyages.

22 October 2003

11.3 Signed

For an on behalf of Voyages Hotels & Resorts Pty Limited.

Grant Hunt

GENERAL PROPERTY TRUST

VOYAGES

HOTELS AND RESORTS

General Property Trust & Voyages Hotels and Resorts

ASX Announcement

UNCONDITIONAL CASH TAKEOVER OFFER BY VOYAGES

FOR HAMILTON ISLAND LIMITED

AT $3.13 PER SHARE

22 October 2003

General Property Trust (GPT) announces that Voyages Hotels & Resorts Pty Limited (Voyages[1]) has

share. Voyages will now make an unconditional cash takeover offer for all the ordinary shares in

The Voyages' takeover offer follows a number of competing proposals for the company over an extended period. Unlike those proposals, this offer will be capable of immediate acceptance by all shareholders.

The takeover offer will be unconditional and represents an increase of 18 cents over the current $2.95

Investments Commission (ASIC) and Hamilton Island by the close of business today, will be distributed

Island shareholders who accept the off-market takeover offer will be sent payment within 5 business

per share. This means that shareholders can now sell their shares on market and receive cash payment on the usual market terms of 3 business days after the transaction, even before the off-market offer opens.

Nic Lyons, GPT's Chief Executive, said: "This offer is superior to the current proposed 21st Century

recommended by the Hamilton Island directors, in the absence of a higher offer. Shareholders now have a superior offer and we expect that the directors of Hamilton Island will withdraw their current

GPT and Voyages believe that if the 21st Century scheme of arrangement was to proceed to a meeting

of the votes cast at the meeting to consider the scheme.

Hotel/Tourism sector in 1997 with the purchase of Ayers Rock Resort.

The acquisition of Hamilton Island would represent GPT's third large tourism acquisition in the last six years and will take GPT's quality Hotel/Tourism portfolio to a value of over $700 million

"Hamilton Island represents an excellent fit with our strategy for the sector and will deliver considerable

skills and infrastructure as well as synergies with GPT's existing portfolio. Hamilton Island's visitor

the initial 19.99% stake) will be approximately $140.9 million. In addition there are 0.628 million options over unissued ordinary shares which Voyages may acquire if exercised

As disclosed in previous offers by GPT/Voyages, following acquisition of 100% of Hamilton Island

intended that GPT will acquire the resort from Voyages and a special purpose vehicle (owned 49% by GPT and 51% by Lend Lease) will acquire the residential land. Including the

(including its share of the residential land) is estimated to be $191-193 million. An initial yield of 10%, consistent

[illegible] using existing lines of credit. On completion of this acquisition, assuming no other acquisitions or borrowings, GPT's gearing will increase to approximately 26%.

Voyages Hotels & Resorts Pty Limited is a wholly owned subsidiary of GPT Hotel Management Pty Limited. All the shares in GPT Hotel Management Pty Limited are held beneficially by unitholders in General Property Trust.

ENDS

GPT Management Ltd

Chief Executive
Ph: 02 9237 5816

[illegible]

Voyages Hotels and Resorts Pty Limited

Ph: 02 9339-1020

Sydney NSW 2011
AUSTRALIA

Sydney NSW 1044

Tele (61 2) 9339 1000
Fax (61 2) 9339 1010

BT Funds Management Limited
Level 15, The Chifley Tower

Dear Antoinette

This letter sets out the terms and conditions of the agreement between Voyages Hotels & Resorts Pty Limited (***Voyages***) and BT Funds Management Limited (***BTFM***) in relation to the sale and

representing approximately 19.99% of the issued ordinary shares in Hamilton Island (the ***Sale***

1. **Sale and purchase of Sale Shares**

relation to or attaching to the Sale Shares) free of any mortgage, charge, lien, claim or

otherwise on the terms of this letter agreement.

Title to and risk in the Sale Shares passes to Voyages on and from completion of the sale

3. **No restriction in relation to Remaining Shares**

Hamilton Island which BTFM holds in excess of the Sale Shares.

As soon as practicable and in any event no later than before market open on the day

intention to make a takeover bid under Chapter 6 of the Corporations Act for all of the ordinary shares in Hamilton Island (the ***Offer***). The principal terms and conditions upon

ABN 24 079 975 030

less favourable to Hamilton Island shareholders and provided that the price specified in the Annexure does not decrease. Voyages also has the right, subject to the Corporations Act

The announcement required by this clause will state that a bidder's statement in relation to

business day after the date of the announcement.

Completion is to occur as soon as reasonably practicable following Voyages' public announcement of its intention to make the Offer, as required by clause 4, as follows:

(a) BTFM must:

(i) provide to Voyages all relevant CHESS details for the Sale Shares, including relevant HINs and confirm in writing that it has given instructions

(ii) procure the custodian to do all that is required under the SCH Business

(b) As soon as Voyages has confirmation that the transfer has been effected in accordance with paragraph (a), Voyages must pay to BTFM or its nominee

$28,170,000 (representing $3.13 per Sale Share).

(a) Each of BTFM and Voyages represents and warrants to the other that it has full

contemplated by it and that it has taken all corporate action necessary to authorise its entry into this agreement and to carry out the transaction contemplated by it

of the Sale Shares subject to the rights of BTFM's investors and that it has full

right or interest other than the rights of BTFM's investors.

Each party must bear its own costs arising out of the negotiation, preparation and execution of this agreement.

transfer of the Sale Shares will be paid by Voyages.

Please indicate your acceptance of these terms by signing this letter where indicated

For and on behalf of Voyages Hotels & Resorts Pty Limited

Grant Hunt, Chief Executive Officer

Agreed to and accepted by

Authorised Officer Name **_Signature_**

Offer consideration

The Offer consideration will be $3.13 per share. If any dividend or other distribution,

after the date of this agreement which is not received by Voyages, the Offer will allow Voyages to deduct from the Offer consideration payable to an accepting shareholder [illegible]

2. **Time for payment of consideration**

[illegible] acceptance of the Offer.

3. **Offer unconditional**

4. **Initial Offer period**

one month.

Use this form to accept the Voyages Hotels & Resorts Pty Limited Offer to acquire all of your Hamilton

CONSULT YOUR FINANCIAL ADVISER OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Step 1 — Check your details below

SRN/HIN

Hamilton Island Shares

If any of the above details are incorrect, please amend them and initial the alterations.

If your Hamilton Island Shares are held on the CHESS Subregister (see "Subregister" above), to accept the Offer you can either:

OR

* If you want us to contact your broker on your behalf, write

(Broker details for CHESS Subregister only)

Broker's Name:

Broker's Address:

Broker's Telephone:

sign in the appropriate box below and return this form.

instruct your Controlling Participant to effect acceptance of

If your Hamilton Island Shares are held on the Issuer Sponsored Subregister (see "Subregister" above) or if at

to accept the Offer you must sign in the box below and

Step 3 — Sign in the box below

the Bidder's Statement. If you have a CHESS Holding, you authorise us to give instructions to your Controlling Participant in accordance with Sections 3.4 and 3.6(h) of the Bidder's Statement.

sign, and they must send the probate or letters of administration with this form. In this Acceptance Form, "us" refers to Voyages Hotels & Resorts Pty Limited.

Individual or joint shareholders – each shareholder must sign

Individual or first joint shareholder 1	Shareholder 2	Shareholder 3
Sole Director and Sole Secretary	Director	Director/Secretary

/ /

Please provide a business hours telephone number

Your acceptance must be received BEFORE the Offer closes. If the Acceptance Form is sent by mail, you may use the enclosed reply paid

HAMT TKO001

HOW TO ACCEPT THE OFFER

Please refer to Section 3.4 of the Bidder's Statement and the definitions in the glossary in Section 10 of the Bidder's Statement. If you have any queries about how to accept the Offer, please call one of the numbers below.

If your Hamilton Island Shares are in a CHESS Holding, you need to contact your Controlling Participant (normally your Broker) with instructions to accept the Offer. **You do not need to return this Acceptance Form.**

one of the addresses shown below. However, you must ensure that this form is received **in sufficient time before the end of the Offer Period to enable us to instruct your Controlling Participant to effect acceptance on CHESS during business hours.**

If your Hamilton Island Shares are in an Issuer Sponsored Holding, or if you are not yet registered as the holder of your Hamilton

[illegible]

Additional Notes

[illegible]

Section 3.6 of the Bidder's Statement.

[illegible]

3 **Bought or sold your Hamilton Island Shares?** - if you have recently bought or sold any Hamilton Island Shares, your

as your registered holding on the front of this form to the number of Hamilton Island Shares you now hold (including any Hamilton Island Shares of which you are entitled to become registered as holder), initial the alteration and indicate the name

Information you supply on this Acceptance Form will be used by Voyages Hotels & Resorts Pty Limited and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under

[illegible] in connection with the Offer. If you do not supply this information, your acceptance may not be processed and you may not receive the consideration payable. You may have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website [illegible]

If you must fill out and return this Acceptance Form, it must be received at one of the addresses shown below before the end of the Offer Period.

ASX Perpetual Registrars Limited
Hamilton Island Takeover Offer
[illegible]

ASX Perpetual Registrars Limited
Hamilton Island Takeover Offer
[illegible]

If the Acceptance Form is sent by mail, you may use the enclosed reply paid envelope.

If you have any questions about how to complete this Acceptance Form, please telephone the Offer information line:

Please note that recent amendments to the Corporations Act make it compulsory for all calls made to or received by the Offer

ASX Company Announcement

Date:	Wed Oct 22 08:51:49 2003
Document Image #:	00391868
Announcement Type:	Intention to Make a Take-over offer
ASX Description:	HAM Unconditional Cash T/O Offer by Voyages at $3.13 per share GST Unconditional Cash T/O Offer by Voyages at $3.13 per share GPT Unconditional Cash T/O Offer by Voyages at $3.13 per share

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

VOYAGES

HOTELS AND RESORTS

General Property Trust & Voyages Hotels and Resorts
ASX Announcement

UNCONDITIONAL CASH TAKEOVER OFFER BY VOYAGES

FOR HAMILTON ISLAND LIMITED

AT $3.13 PER SHARE

22 October 2003

General Property Trust (GPT) announces that Voyages Hotels & Resorts Pty Limited (Voyages[(1)]) has acquired a 19.99% strategic stake in Hamilton Island from BT Funds Management Limited at $3.13 per share. Voyages will now make an unconditional cash takeover offer for all the ordinary shares in Hamilton Island Limited (Hamilton Island) at that same price of $3.13 per share.

The Voyages' takeover offer follows a number of competing proposals for the company over an extended period. Unlike those proposals, this offer will be capable of immediate acceptance by all shareholders.

The takeover offer will be unconditional and represents an increase of 18 cents over the current $2.95 scheme of arrangement proposal by 21st Century Resorts Holdings Pty Limited.

The Voyages' offer, as set out in the bidder's statement to be lodged with the Australian Securities and Investments Commission (ASIC) and Hamilton Island by the close of business today, will be distributed to shareholders as soon as possible and will open no later than 2 weeks from today. Any Hamilton Island shareholders who accept the off-market takeover offer will be sent payment within 5 business days of their acceptance of the offer, and will not incur brokerage costs.

Starting today, Voyages will also acquire shares on the stock market at the takeover offer price of $3.13 per share. This means that shareholders can now sell their shares on market and receive cash payment on the usual market terms of 3 business days after the transaction, even before the off-market offer opens.

Nic Lyons, GPT's Chief Executive, said: "This offer is superior to the current proposed 21st Century scheme of arrangement in all respects, including as to price, timing and simplicity. That proposal was recommended by the Hamilton Island directors, in the absence of a higher offer. Shareholders now have a superior offer and we expect that the directors of Hamilton Island will withdraw their current recommendation."

Given Voyages now holds a 19.99% stake in Hamilton Island and intends to vote against the scheme, GPT and Voyages believe that if the 21st Century scheme of arrangement was to proceed to a meeting of shareholders, it is unlikely it would be approved as it requires (among other things) approval by 75% of the votes cast at the meeting to consider the scheme.

GPT has been selectively building a quality portfolio of Hotel/Tourism assets since entering the Hotel/Tourism sector in 1997 with the purchase of Ayers Rock Resort.

The acquisition of Hamilton Island would represent GPT's third large tourism acquisition in the last six years and will take GPT's quality Hotel/Tourism portfolio to a value of over $700 million.

"Hamilton Island represents an excellent fit with our strategy for the sector and will deliver considerable benefits to GPT's Hotel/Tourism Portfolio."

"We expect to achieve significant cost savings and operational efficiencies through Voyages' established skills and infrastructure as well as synergies with GPT's existing portfolio. Hamilton Island's visitor profile also delivers significant diversification to our portfolio's market and seasonal mix," Mr Lyons said.

Hamilton Island has 45.018 million shares on issue, therefore the total payable for the shares (including the initial 19.99% stake) will be approximately $140.9 million. In addition there are 0.628 million options over unissued ordinary shares which Voyages may acquire if exercised.

As disclosed in previous offers by GPT/Voyages, following acquisition of 100% of Hamilton Island Limited by Voyages, it is intended that GPT will acquire the resort from Voyages and a special purpose vehicle (owned 49% by GPT and 51% by Lend Lease) will acquire the residential land. Including the repayment of current debt and acquisition costs, GPT's investment in Hamilton Island Resort (including its share of the residential land) is estimated to be $191-193 million. An initial yield of 10%, consistent with GPT's previous forecasts, is expected to be achieved.

GPT will finance Voyages' acquisition of the Hamilton Island shares and the repayment of Hamilton Island's existing debt using existing lines of credit. On completion of this acquisition, assuming no other acquisitions or borrowings, GPT's gearing will increase to approximately 26%.

(1) Voyages Hotels & Resorts Pty Limited is a wholly owned subsidiary of GPT Hotel Management Pty Limited. All the shares in GPT Hotel Management Pty Limited are held beneficially by unitholders in General Property Trust.

ENDS

Enquiries

GPT Management Ltd
Nic Lyons
Chief Executive
Ph: 02 9237 5816

Bruce Morris, Hotel/Tourism Portfolio Manager
Ph: 02 9237 5641

Voyages Hotels and Resorts Pty Limited
Grant Hunt, Chief Executive
Ph: 02 9339-1020

ASX Company Announcement

Date:	Wed Oct 22 08:47:14 2003
Document Image #:	00391865
Announcement Type:	Intention to Make a Take–over offer
ASX Description:	HAM Unconditional Cash T/O Offer by Voyages Hotels &Resorts GST Unconditional Cash T/O Offer by Voyages Hotels &Resorts GPT Unconditional Cash T/O Offer by Voyages Hotels &Resorts

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

VOYAGES

HOTELS AND RESORTS

General Property Trust & Voyages Hotels and Resorts
ASX Announcement

UNCONDITIONAL CASH TAKEOVER OFFER BY VOYAGES
FOR HAMILTON ISLAND LIMITED
AT $3.13 PER SHARE

22 October 2003

General Property Trust (GPT) announces that Voyages Hotels & Resorts Pty Limited (Voyages[(1)]) has acquired a 19.99% strategic stake in Hamilton Island from BT Funds Management Limited at $3.13 per share. Voyages will now make an unconditional cash takeover offer for all the ordinary shares in Hamilton Island Limited (Hamilton Island) at that same price of $3.13 per share.

The Voyages' takeover offer follows a number of competing proposals for the company over an extended period. Unlike those proposals, this offer will be capable of immediate acceptance by all shareholders.

The takeover offer will be unconditional and represents an increase of 18 cents over the current $2.95 scheme of arrangement proposal by 21st Century Resorts Holdings Pty Limited.

The Voyages' offer, as set out in the bidder's statement to be lodged with the Australian Securities and Investments Commission (ASIC) and Hamilton Island by the close of business today, will be distributed to shareholders as soon as possible and will open no later than 2 weeks from today. Any Hamilton Island shareholders who accept the off-market takeover offer will be sent payment within 5 business days of their acceptance of the offer, and will not incur brokerage costs.

Starting today, Voyages will also acquire shares on the stock market at the takeover offer price of $3.13 per share. This means that shareholders can now sell their shares on market and receive cash payment on the usual market terms of 3 business days after the transaction, even before the off-market offer opens.

Nic Lyons, GPT's Chief Executive, said: "This offer is superior to the current proposed 21st Century scheme of arrangement in all respects, including as to price, timing and simplicity. That proposal was recommended by the Hamilton Island directors, in the absence of a higher offer. Shareholders now have a superior offer and we expect that the directors of Hamilton Island will withdraw their current recommendation."

Given Voyages now holds a 19.99% stake in Hamilton Island and intends to vote against the scheme, GPT and Voyages believe that if the 21st Century scheme of arrangement was to proceed to a meeting of shareholders, it is unlikely it would be approved as it requires (among other things) approval by 75% of the votes cast at the meeting to consider the scheme.

GPT has been selectively building a quality portfolio of Hotel/Tourism assets since entering the Hotel/Tourism sector in 1997 with the purchase of Ayers Rock Resort.

The acquisition of Hamilton Island would represent GPT's third large tourism acquisition in the last six years and will take GPT's quality Hotel/Tourism portfolio to a value of over $700 million.

"Hamilton Island represents an excellent fit with our strategy for the sector and will deliver considerable benefits to GPT's Hotel/Tourism Portfolio."

"We expect to achieve significant cost savings and operational efficiencies through Voyages' established skills and infrastructure as well as synergies with GPT's existing portfolio. Hamilton Island's visitor profile also delivers significant diversification to our portfolio's market and seasonal mix," Mr Lyons said.

Hamilton Island has 45.018 million shares on issue, therefore the total payable for the shares (including the initial 19.99% stake) will be approximately $140.9 million. In addition there are 0.628 million options over unissued ordinary shares which Voyages may acquire if exercised.

As disclosed in previous offers by GPT/Voyages, following acquisition of 100% of Hamilton Island Limited by Voyages, it is intended that GPT will acquire the resort from Voyages and a special purpose vehicle (owned 49% by GPT and 51% by Lend Lease) will acquire the residential land. Including the repayment of current debt and acquisition costs, GPT's investment in Hamilton Island Resort (including its share of the residential land) is estimated to be $191-193 million. An initial yield of 10%, consistent with GPT's previous forecasts, is expected to be achieved.

GPT will finance Voyages' acquisition of the Hamilton Island shares and the repayment of Hamilton Island's existing debt using existing lines of credit. On completion of this acquisition, assuming no other acquisitions or borrowings, GPT's gearing will increase to approximately 26%.

[1] Voyages Hotels & Resorts Pty Limited is a wholly owned subsidiary of GPT Hotel Management Pty Limited. All the shares in GPT Hotel Management Pty Limited are held beneficially by unitholders in General Property Trust.

ENDS

Enquiries

GPT Management Ltd
Nic Lyons
Chief Executive
Ph: 02 9237 5816

Bruce Morris, Hotel/Tourism Portfolio Manager
Ph: 02 9237 5641

Voyages Hotels and Resorts Pty Limited
Grant Hunt, Chief Executive
Ph: 02 9339-1020

ASIC registered agent number

lodging party or agent name GPT Management Limited

office, level, building name or PO Box no. Level 14, Tower Building, Australia Squ

street number & name 264 George Street

suburb/city Sydney state/territory NSW postcode 2000

telephone (02)9236 6999

facsimile (02)9236 6020

DX number suburb/city

[redacted]

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

notification of

• Half Yearly Reports

(to be lodged within 75 days of the end of the accounting period)

form **7051**

(ASX Form 1001)
Corporations Act 2001
285(2), **286**(1), **320**

IPC
- 6 OCT 2003

HALF YEARLY REPORTS

Disclosing entity

Please complete A, B or C.

A a company

name

A.C.N.

B a body (other than a company)

name

A.R.B.N. (*if applicable*)

C a registered scheme

name General Property Trust

A.R.S.N. 090 110 357

Financial period

from 01 /01 /2003 to 30 /06 /2003

Certification

I certify that the attached documents comprise the half yearly reports together with every other document that is required to be lodged with the reports by a disclosing entity under the Corporations Act 2001.

Signature

This form is to be signed by:

if a company or a body a director or secretary or the equivalent

if a registered scheme a director or secretary of the responsible entity acting in that capacity

name of responsible entity GPT Management Limited

A.C.N 000 335 473

name of person signing (print) James Coyne capacity Secretary

sign here [signature] date 30 /9 /03

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

www.gpt.com.au

GPT

GENERAL PROPERTY TRUST & GPT SPLIT TRUST

MID-YEAR REPORT

2003



GPT

Contents

GPT & GPT SPLIT TRUST MID-YEAR REPORT

Listed in 1971, General Property Trust (GPT) is the largest diversified property trust listed on the Australian Stock Exchange today.

GPT's portfolio consists of more than 50 quality properties across Australia, in the retail, office, hotel/tourism and industrial/business park sectors.

GPT Management Limited is the Responsible Entity for General Property Trust and GPT Split Trust.



Directory

General Property Trust
ARSN 090 110 357
ABN 58 071 755 609

GPT Split Trust
ARSN 090 110 213
ABN 85 511 466 045

Responsible Entity
GPT Management Limited
ABN 94 000 335 473

Registered Office
Level 14
Australia Square
264-278 George Street
SYDNEY NSW 2000

Directors of the Responsible Entity
Richard Longes, Chairman
Peter Joseph AM
Malcolm Latham AM
Ken Moss
Brian Norris
Elizabeth Nosworthy
David Ross

Secretary
Michael Neilson

Auditors of the Trust
PricewaterhouseCoopers
201 Sussex Street
SYDNEY NSW 2000

Audit & Risk Management Committee
Brian Norris, Chairman
Peter Joseph AM
Ken Moss
Elizabeth Nosworthy

Solicitors to the Responsible Entity
Freehills
Level 38
MLC Centre
19-29 Martin Place
SYDNEY NSW 2000

Principal Registry
ASX Perpetual Registrars Limited
Level 8, HSBC Centre
580 George Street
SYDNEY NSW 2000
Mail to:
GPT Unit Registrar
Locked Bag A14
SYDNEY SOUTH NSW 1232

Stock Exchange Quotation
GPT and GPT Split Trust are listed on the Australian Stock Exchange under the following ASX Listing codes:
GPT Ordinary Units: **GPT**
GPT Split Trust Income Units: **GSTIN**
GPT Split Trust Growth Units: **GSTCP**

For further information, contact our Unitholder Service Centre or visit our website at: **www.gpt.com.au**

- To arrange changes of address, changes in registration of units, please call our Unitholder Service Centre on 1800 025 095.
- Please quote your Securityholder Reference Number (SRN)/Holder Identification Number (HIN) in all correspondence. The SRN/HIN is found at the top right hand corner of your holding statement.
- All Unitholders must sign any written enquiries or amendments to Unitholdings.
- Written notification is required for changes of name or address.

Supplementary Information

20 LARGEST GPT SPLIT TRUST INCOME UNITHOLDERS as at 31 July 2003

	Unitholder	Number of Units	Percentage of total issued Units
1	Argo Investments Limited	539,000	2.42%
2	National Nominees Limited	305,784	1.37%
3	Permanent Trustee Company Ltd (PTC0090)	207,880	0.93%
4	Commonwealth Custodial Services Limited	200,050	0.90%
5	Westpac Custodian Nominees Limited	193,474	0.87%
6	Brispot Nominees Pty Ltd (House Head Nominee No 1 A/C)	189,242	0.85%
7	RBC Global Services Australia Nominees Pty Limited (Flexiplan A/C)	187,183	0.84%
8	JP Morgan Nominees Australia Limited	184,876	0.83%
9	Bower Pty Ltd	174,920	0.78%
10	Est Roy Waraker Beardmore	174,527	0.78%
11	Bounty Investments Limited	169,600	0.76%
12	Ms Jane Felicity Adare	132,000	0.59%
13	The Raymond E Purves Foundation Limited	120,000	0.54%
14	Mr Garry Bertram Richardson	96,210	0.43%
15	Wakefield Investments (Australia) Limited	90,000	0.40%
16	Lady Joyce Clarice Wilson	83,280	0.37%
17	Cafeed Pty Limited	81,000	0.36%
18	Hooper Investments Pty Ltd (Property A/C)	80,000	0.36%
19	Est Gloria Margaret Scott	72,000	0.32%
20	The Crippled Children's Association of SA Inc	63,000	0.28%
	TOTAL Units held by Top 20	**3,344,026**	**15.00%**
	TOTAL UNITS ON ISSUE	**22,293,700**	**100.00%**

20 LARGEST GPT SPLIT TRUST GROWTH UNITHOLDERS as at 31 July 2003

	Unitholder	Number of Units	Percentage of total issued Units
1	National Nominees Limited	1,191,705	5.35%
2	Mr Andrew Roy Newbery Sisson	792,000	3.55%
3	JP Morgan Nominees Australia Limited	637,332	2.86%
4	Mr Richard Noel Lilly (Lilly Pension Fund Account)	567,863	2.55%
5	Westpac Custodian Nominees Limited	539,123	2.42%
6	Mr Roger Ian Heather	508,250	2.28%
7	Mr Randall Henri Olgers	458,000	2.05%
8	Brighton Mortgage & Finance Pty Ltd	380,738	1.71%
9	Dylac Pty Ltd	343,500	1.54%
10	Aurisch Investments Pty Ltd	325,000	1.46%
11	YSCA Nominees Pty Ltd (YSCA Super Fund A/C)	295,190	1.32%
12	Mr Michael Plows & Mrs Yvonne Plows	270,000	1.21%
13	Mr Bruce Gordon McBryde	262,674	1.18%
14	Hynboa Pty Ltd (Super Fund A/C)	239,536	1.07%
15	Brispot Nominees Pty Ltd (House Head Nominee No 1 A/C)	235,000	1.05%
16	Mr David Lloyd Seaton	230,000	1.03%
17	Kaos Investments Pty Limited	225,000	1.01%
18	Mr John Russell Baxter	200,000	0.90%
18	Mr John Gaches East	200,000	0.90%
18	Harkosi Securities Pty Ltd (Super Fund A/C)	200,000	0.90%
18	Mrs Jill Delphine Jones	200,000	0.90%
19	Somoke Pty Limited	190,000	0.85%
20	Mr Harold Frederick Ball	179,822	0.81%
	TOTAL Units held by Top 20	**8,670,733**	**38.89%**
	TOTAL UNITS ON ISSUE	**22,293,700**	**100.00%**

Key Results Summary

	6 mths to 30 June 02	6 mths to 30 June 03	% change
Earnings & Distributions			
Earnings per unit (cents)	10.14c	10.70c	5.5%
Distribution per unit (cents)	10.1c	10.5c	4.0%
Tax advantaged component	42.4%	40.7%	
	At 31 Dec 02	**At 30 June 03**	**% change**
Assets			
Total assets	$6,696.6m	$6,942.9m	3.7%
Contributed equity	$4,400.8m	$4,400.8m	-
Retail Property Investments*	$3,335.9m	$3,477.4m	4.2%
Office Property Investments	$2,550.8m	$2,595.8m	1.8%
Hotel/Tourism Property Investments	$507.3m	$518.0m	2.1%
Industrial/Business Park Property Investments	$204.1m	$213.4m	4.6%
Number of units on issue ('000s)	1,949,717	1,949,717	-
Net asset backing per unit	$2.60	$2.62	0.8%
Debt			
Total borrowings	$1,361.0m	$1,595.0m	17.2%
Borrowings as % of total assets	20.3%	23.0%	
Average duration of debt (years)	4.8	3.7	
Portfolio Allocations (by value)			
Retail	50%	51%	
Office	39%	38%	
Hotel/Tourism	8%	8%	
Industrial/Business Park	3%	3%	
	6 mths to 30 June 02	**6 mths to 30 June 03**	**% change**
Portfolio Income			
Retail	**$125.4m	***$132.8m	5.9%
Office	$92.3m	$97.1m	5.2%
Hotel/Tourism	$21.1m	$20.8m	(1.4%)
Industrial/Business Park	$5.7m	$8.6m	50.9%
	At 31 Dec 02	**At 30 June 03**	**% change**
UNIT PRICE	$2.97	$2.92	(1.7%)

* Includes deposits under retail property JVIA at Sunshine Plaza
** Income includes ground rent and income from deposits under retail property JVIAs (Penrith Plaza and Sunshine Plaza).
*** Income includes ground rent and income from deposits under retail property JVIA at Sunshine Plaza.

Summary

In the six months to 30 June 2003 General Property Trust's distribution was 10.5 cents per unit, of which 40.7% was tax advantaged. Earnings for the Trust increased, to 10.70 cents per unit for the half year to 30 June 2003, up 5.5% over the same period in 2002.

The increase in earnings reflected a solid result from GPT's property portfolio as well as the impact of a recent change to GPT's fee structure.

GPT has continued to build on the trend in earnings growth established over the last few years and demonstrated the benefit of the Trust's key strategies of improving asset quality, enhancing diversity, leveraging core skills and accessing capital cost effectively.

	6 months to June 2002	6 months to June 2003	% Change
Earnings component (cpu)	10.14	10.70	5.5%
Distribution (cpu)	10.1	10.5	4.0%

The yield on the closing price of $2.93 on 29 July 2003 (the day prior to the mid-year results announcement) was 7.1%.

GPT's Net Tangible Assets per unit increased 2 cents per unit, to $2.62 at 30 June 2003.

Development Activity

Significant progress on GPT's development pipeline was made in the six months to June 2003, with a number of existing developments moving closer to completion. Further masterplanning across the Retail Portfolio has identified a potential $1 billion in developments over the next seven years, and expansion of the Industrial/Business Park Portfolio was achieved with agreement to develop assets at the Quad site in Homebush Bay (NSW) and GPT's Citiwest Industrial Estate (Melbourne).

In March 2003, GPT increased its investment in Homebush Bay (NSW) with the acquisition of the leasehold over the Quad 3 site. Construction on Quad 3 will commence in the second half of 2003. Combined with the existing Quad 1 and 2 buildings and the adjacent Samsung Building, Quad 3 increases GPT's investment at Homebush Bay to $65 million. In July 2003, GPT acquired a 3-hectare site adjacent to GPT's existing Citiwest Industrial Estate at Altona in Melbourne. A 12,200 sqm warehouse and office facility will be constructed for the Just Jeans Group on the site, which also includes an additional 7,000 sqm of surplus land for expansion. The facility, which will be leased by Just Jeans for a period of 10 years, is due to be completed in late 2003.

Supplementary Information

20 LARGEST GPT UNITHOLDERS as at 31 July 2003

	Unitholder	Number of Units	Percentage of total issued Units
1	Westpac Custodian Nominees Limited	297,194,090	15.24%
2	JP Morgan Nominees Australia Limited	263,932,234	13.54%
3	National Nominees Limited	160,738,992	8.24%
4	Citicorp Nominees Pty Limited (CFS WSLE Property Secs A/C)	68,724,369	3.52%
5	Commonwealth Custodial Services Limited	53,755,211	2.76%
6	Cogent Nominees Pty Limited	50,004,644	2.56%
7	AMP Life Limited	44,782,531	2.30%
8	MLC Limited	42,287,302	2.17%
9	Cogent Nominees Pty Limited (SMP Accounts)	38,974,244	2.00%
10	Citicorp Nominees Pty Limited	32,635,654	1.67%
11	HSBC Custody Nominees (Australia) Limited	32,572,202	1.67%
12	RBC Global Services Australia Nominees Pty Limited (RA A/C)	27,851,877	1.43%
13	RBC Global Services Australia Nominees Pty Limited	24,961,326	1.28%
14	ING Life Limited	23,326,603	1.20%
15	Westpac Financial Services Limited	22,818,264	1.17%
16	Transport Accident Commission	22,565,109	1.16%
17	GPT Management Limited (Responsible Entity for GPT Split Trust A/C)	22,293,700	1.14%
18	Bond Street Custodians Limited (Property Securities A/C)	21,174,273	1.09%
19	RBC Global Services Australia Nominees Pty Limited (DE A/C)	20,214,073	1.04%
20	RBC Global Services Australia Nominees Pty Limited (BKCUST A/C)	16,886,139	0.87%
	TOTAL Units held by Top 20	**1,287,692,837**	**66.05%**
	TOTAL OF UNITS ON ISSUE	**1,949,716,610**	**100.00%**

VOTING

- Unitholders in General Property Trust are entitled to one vote for each dollar of the value of the total units they have in General Property Trust.
- At Meetings of Unitholders in General Property Trust, the Responsible Entity for GPT Split Trust is entitled to vote in respect of the units held on behalf of GPT Split Trust.
- Unitholders in GPT Split Trust are entitled to one vote for each dollar of the value of the total units they have in GPT Split Trust.

GPT Split Trust Abridged Consolidated Financial Statements

Statement of Financial Performance

	30 Jun 2003 $'000	30 Jun 2002 $'000
Revenue		
Distributions from General Property Trust	2,348	2,884
Net Operating Income	**2,348**	**2,884**

Statement of Financial Position

	30 Jun 2003 $'000	30 Dec 2002 $'000
Assets		
Investment in General Property Trust	58,409	58,794
Receivable - distribution from General Property Trust	1,182	1,176
Total Assets	**59,591**	**59,970**
Liabilities		
Provision - distribution payable	1,182	1,176
Total Liabilities	**1,182**	**1,176**
Net Assets	**58,409**	**59,970**

Statement of Cash Flows

	30 Jun 2003 $'000	30 Jun 2002 $'000
Cash flows from operating activities		
Distributions received from General Property Trust	2,342	2,891
Net cash inflow from operating activities	**2,342**	**2,891**
Cash flows from financing activities		
Distributions paid	(2,342)	(2,891)
Net cash outflow from financing activities	**(2,342)**	**(2,891)**
Net increase in cash	-	-
Cash at the beginning of the reporting period	-	-
Cash at the end of the reporting period	-	-

Also in the Industrial/Business Park Portfolio, Stage 2 of 11 Grand Avenue, Camellia (NSW), which consists of a 12,000 sqm office and warehouse facility, has commenced, with an agreement to lease 5,400 sqm of the space in place.

In the Hotel/Tourism Portfolio, minor works were undertaken at Ayers Rock Resort, following completion of a major refurbishment and expansion in 2002. The works include the upgrade and expansion of the Resort's laundry, an upgrade of the kitchen and restaurant at Sails in the Desert and the refurbishment of the bathrooms at the Outback Pioneer Hotel. A refurbishment and services upgrade at the Cape Tribulation Resort (Qld) and the refurbishment of the Four Points by Sheraton Hotel, Sydney were also recently completed.

In the Office Portfolio the first of the two National Buildings being constructed at Victoria Harbour in Melbourne is due to be occupied in October this year. The project program, which is on time and budget, anticipates completion of the second building in July 2004. The total cost of $242 million will achieve an 8% yield. At Australia Square in Sydney, an $11 million ($5.5 million GPT share) upgrade of the public spaces and the Plaza Building has commenced. The works, which will enhance the asset's appearance in preparation for a major leasing campaign, are due to be complete in early 2004. An extension and upgrade of the office lobby at Melbourne Central is also well underway, in conjunction with the significant redevelopment of the retail centre.

In the Retail Portfolio, significant progress has been made on a number of development projects and with plans for future developments that will ensure GPT's retail assets continue to deliver income growth.

Works due for completion this year include the Town Square precinct at Floreat Forum in Perth and the redevelopment and expansion of Erina Fair on the NSW Central Coast. At Melbourne Central, the major redevelopment ($226.5 million) has achieved significant leasing success, with close to 60% of the centre now committed. The first stages of the development are anticipated to be complete later this year, with the railway concourse due to open in August fully leased and the lower ground level on track for completion as planned.

Smaller developments in the Retail Portfolio include a $3.5 million remix of the foodhall at Chirnside Park and the introduction of Aldi to the centre (opened in May 2003) and commencement of a $5 million upgrade at Forestway in NSW, which will introduce a second supermarket to this neighbourhood centre.

The development agreement with Landcom for the Rouse Hill Regional Centre is close to being finalised. The project represents GPT's first under its strategy for the master planned urban communities sector and the Trust is actively reviewing other opportunities in this sector to enhance future earnings growth.

Financial Position

At 30 June 2003, the Trust had total assets of $6.9 billion and borrowings of $1.6 billion, resulting in a ratio of debt to total assets of 23%, well below the sector's average.

GPT has maintained a very competitive cost of debt, with the current effective interest rate, after fees and margins, at 5.88%. The Trust remains relatively protected from interest rate movements, with 85% of borrowings at fixed rates of interest across a range of maturities. GPT also retains the highest credit ratings in the Australian LPT sector, with Standard & Poor's ratings of A+ (long-term) and A-1 (short-term). These ratings give GPT a strong advantage in funding existing capital expenditure and future acquisition and development opportunities.

Property Portfolios

Retail Portfolio

Income from the Retail Portfolio was up 12.5% (excluding divested assets) on the same period last year, reflecting the strong performance of GPT's retail assets. The main contributors to this result were a 55% increase in income from Penrith Plaza following the unwinding of the joint venture agreement last year and the successful implementation of GPT's strategy to grow the assets and income from the Homemaker Portfolio.

The Homemaker strategy has delivered strong results, with continued increases in rents across the assets, the inclusion of two new centres last year and a further expansion opportunity secured with the addition of land adjacent to the Castle Hill Homemaker City Centre.

Total centre sales across GPT's retail centres for the year to 30 June 2003 were over $3.6 billion and the sales productivity across GPT's centres continues to be high, at $8,249 per square metre for specialties. This is well above industry benchmarks. Sales per square metre were up 2.1% across GPT's retail centres for the year to 30 June 2003 (compared to 2.4% for the year to June 2002). Specialty sales per square metre were also up, by 1.9%, for the year to 30 June 2003, representing continued sales growth. The level of specialty occupancy costs (retailers' gross rent as a percentage of their sales) across GPT's retail centres has increased to 14.4%, but remains reasonable.

The low vacancy rate of less than 1% across the Portfolio and success with rental increases on renewal in a number of stronger centres, further consolidates the outlook for continued Retail Portfolio income growth.

GPT Abridged Consolidated Financial Statements

Statement of Cash Flows

	30 Jun 2003 $m	30 Jun 2002 $m
Cash flows from operating activities		
Cash receipts in the course of operations	321.7	309.1
Cash payments in the course of operations	(97.2)	(96.7)
Net interest paid	(40.1)	(24.2)
Net cash inflow from operating activities	**184.4**	**188.2**
Cash flows from investing activities		
Net payments for property investments	(173.6)	(179.3)
Investment in units in listed property trust	(41.2)	-
Net cash outflow from investing activities	**(214.8)**	**(179.3)**
Cash flows from financing activities		
Net proceeds from borrowings	234.0	87.0
Distributions paid	(202.8)	(96.2)
Net cash outflow from financing activities	**31.2**	**(9.2)**
Net decrease in cash	0.8	(0.3)
Cash at the beginning of the reporting period	45.6	69.0
Cash at the end of the reporting period	**46.4**	**68.7**

GPT Abridged Consolidated Financial Statements

In the following Financial Statements we have provided a summary of Financial Performance, Financial Position and Cash Flows. The full Financial Statements for General Property Trust and GPT Split Trust can be viewed on our website at www.gpt.com.au or, if you require it, we can send a copy to you.

Statement of Financial Performance

	30 Jun 2003 $m	30 Jun 2002 $m
Revenue		
Property income	325.8	302.4
Interest	3.8	8.3
Proceeds on disposal of units in listed property trust	41.2	-
Other	1.3	-
Revenue	**372.1**	**310.7**
Expenses		
Property expenses	70.5	66.2
Borrowing costs	37.3	32.6
Responsible Entity's fee	12.6	16.6
Book value of units in listed property trust	41.2	-
Other expenses	1.9	2.8
Expenses	**163.5**	**118.2**
Net Operating Income	**208.6**	**192.5**

Statement of Financial Position

	30 Jun 2003 $m	31 Dec 2002 $m
Assets		
Cash	46.4	45.6
Other financial assets	91.9	52.9
Investment properties	6,734.6	6,528.1
Other	70.0	70.0
Total Assets	**6,942.9**	**6,696.6**
Liabilities		
Payables	129.4	160.6
Interest bearing liabilities	1,595.0	1,361.0
Provisions	103.3	101.4
Total Liabilities	**1,827.7**	**1,623.0**
Net Assets	**5,115.2**	**5,073.6**

Major highlights for the Retail Portfolio to June 2003 included:

- Strong performance from assets developed and acquired in 2002, including:
  - Sunshine Plaza – with an increase in specialty sales per square metre to $8,670 (up 1.4%) following the recently completed $40 million (GPT share $20 million) expansion of Plaza Parade and the Riverwalk, which opened fully leased in December 2002.
  - The Moorabbin Homemaker Centre, which was completed and commenced trading, fully leased, in July 2002.
  - Stage 1 of the Fortitude Valley (formerly Citygate) Homemaker Centre which was fully leased on completion and commenced trading in August 2002.
  - A $3.5 million foodhall remix at Chirnside Park completed in May 2003.
- Significant progress on a number of existing developments, including:
  - Floreat Forum – a $46 million redevelopment is scheduled for completion in August 2003 and is 96% leased.
  - Erina Fair – the $210 million (GPT share $105 million) expansion, due for completion at the end of 2003, is currently over 90% leased.
  - Melbourne Central – the $226.5 million development, is 30% through the construction phase and is 60% leased and forecast to be complete at the end of 2004.
- The announcement in March, that four of GPT's centres (Penrith Plaza, Erina Fair, Sunshine Plaza and Woden Plaza) were named in the Shopping Centre News 'Big Guns' 2003 Top Ten list of Australia's most productive centres.

Future plans for developments have also progressed, with Development Applications lodged for expansions of Macarthur Square and Castle Hill Homemaker City and significant progress on masterplanning at Penrith Plaza, Wollongong Central and Charlestown Square (all in NSW)

Retail Property Market Review

Domestic consumption has supported the economy with moving annual growth in retail trade at 6.6% for the year to May 2003 (ABS Retail Trade May 2003). Following recent exceptional growth, retail trade is slowing back towards the long-term trend, as the underlying consumption drivers of employment, interest rates, sentiment and wealth effects all remain positive.

A gradual slow-down in retail trade is evident across all retail categories, the most pronounced being expenditure on household goods. Although this category still demonstrates the strongest growth, trade is noticeably slower after experiencing double-digit growth across 2002.

Retail property market fundamentals are solid with low levels of vacancy and steady tenant demand. Development activity is moderate but varies across markets with bulky good centres being the most prominent. Rental growth is subdued but remained positive over the first half of 2003. Quality retail assets remain highly sought in what is a tightly held market, maintaining

pressure on already firm yields. Favourable economic conditions and investment fundamentals provide a continued positive outlook for the retail property sector.

Office Portfolio

Despite a continuing slow leasing market, reflecting relatively soft tenant demand since the second quarter of 2001, GPT's Office Portfolio performed well over the period, delivering an increase in income of 5% and retaining high occupancy. Significant forward leasing over the past two years contributed to the removal of potential expiry in the medium term and positioned the portfolio well for the current environment, with an overall occupancy of almost 97% and a solid average lease term of 5 years across GPT's office assets.

The result largely reflects intensive asset management, rent reviews in the Sydney and Melbourne assets and increased occupancy at the Citigroup Centre in Sydney and the Riverside Centre in Brisbane. The work completed on forward leasing and the extension of Lend Lease's tenancy at Australia Square have provided GPT with a low level of vacancy over 2003. Management is now focussed on leasing space which is due to become vacant over the short term, in conjunction with the ongoing strategy of securing early renewals with larger tenants.

Major highlights for the Office Portfolio to June 2003 included:

- The announcement that terms had been agreed with Lend Lease for an extension at Australia Square which provides income over 16,700 sqm for the majority of 2004 and extends the lead time for leasing and completion of upgrade works.
- Progress on construction of the National Buildings at Victoria Harbour in Melbourne, with works on the two campus-style office buildings due to be complete in October 2003 and July 2004 respectively.

Office Property Market Review

The office property market is currently characterised by relatively low vacancy levels, however weak demand is limiting prospects for effective rental growth in the short term. The medium term picture is positive, with the strength of the domestic economy and the forecast improvement for a global economic recovery expected to translate into improved demand for office space in 2004.

Construction activity, except in Melbourne, remains constrained, representing 5.8% of current stock for the major CBD markets with over half of all new supply underway being pre-committed. There is minimal speculative activity and developers are unlikely to proceed with planned projects without a significant pre-commitment or before a recovery in demand puts upward pressure on rents. Sydney, in particular, will benefit from the forecast demand-led recovery.

GPT Split Trust Report

The GPT Split Trust is invested in Units in General Property Trust. The GPT Split Trust includes Income Units and Growth Units.

The distribution for an Income Unit in the six months to 30 June 2003 was 9.375 cents per unit. For a Growth Unit the six month distribution was 1.125 cents per unit.

The following tables show the distributions received by GPT Split Trust Unitholders during the July 2002 – June 2003 financial year.

Income units

QUARTER ENDED	DATE PAID/ DRP UNITS ACQUIRED	DISTRIBUTION (CPU)	INTEREST INCOME (CPU)	OTHER TAXABLE COMPONENT (CPU)	FRANKED DIVIDEND (CPU)	TAX DEFERRED (DEP'N & OTHER) (CPU)	DRP PRICE
Jun 2002	21 Aug 02	4.650	0.153	2.620	0.000	1.877	$2.32
Sep 2002	20 Nov 02	4.650	0.117	2.445	0.000	2.089	$2.35
Dec 2002	24 Feb 03	4.675	0.052	2.150	0.000	2.474	**
Mar 2003	23 May 03	4.675	0.062	2.379	0.000	2.234	**

** The DRP was terminated on 13 December 2002.

Growth units

QUARTER ENDED	DATE PAID/ DRP UNITS ACQUIRED	DISTRIBUTION (CPU)	INTEREST INCOME (CPU)	OTHER TAXABLE COMPONENT (CPU)	FRANKED DIVIDEND (CPU)	TAX DEFERRED (DEP'N & OTHER) (CPU)	DRP PRICE
Jun 2002	21 Aug 02	0.450	0.015	0.254	0.000	0.182	$0.37
Sep 2002	20 Nov 02	0.450	0.011	0.237	0.000	0.202	$0.37
Dec 2002	24 Feb 03	0.525	0.006	0.241	0.000	0.278	**
Mar 2003	23 May 03	0.525	0.007	0.267	0.000	0.251	**

** The DRP was terminated on 13 December 2002.

Distribution Reinvestment Plan

Management continues to progress discussions with the Australian Securities and Investments Commission (ASIC) in relation to the introduction of revised Distribution Reinvestment Plans (DRPs) for GPT and GPT Split Trust. If the revised DRPs are approved by ASIC, they will provide all eligible Unitholders with a limited level of participation. Unitholders will be advised of the outcome of these discussions, once finalised.

Special offers are available to Unitholders interested in staying at GPT's Hotel properties – Ayers Rock Resort, the Four Points by Sheraton Hotel Sydney, the Holiday Inn Brisbane and the Cape Tribulation Resort. Details of these offers can be obtained from the Unitholder Service Centre (Freecall 1800 025 095).

The following information relates to distributions received in the July 2002 - June 2003 financial year and may be useful to Unitholders in the preparation of tax returns. The information below is presented on a generic cents per unit (cpu) basis. A detailed summary showing information on a "dollars received for each particular holding" basis was despatched to Unitholders in late May.

Ordinary units

QUARTER ENDED	DATE PAID/ DRP UNITS ACQUIRED	DISTRIBUTION (CPU)	INTEREST INCOME (CPU)	OTHER TAXABLE COMPONENT (CPU)	FRANKED DIVIDEND (CPU)	TAX DEFERRED (DEP'N & OTHER) (CPU)	DRP PRICE
Jun 2002	21 Aug 02	5.100	0.167	2.874	0.000	2.059	$2.69
Sep 2002	20 Nov 02	5.100	0.128	2.681	0.000	2.291	$2.72
Dec 2002	24 Feb 03	5.200	0.057	2.391	0.000	2.752	**
Mar 2003	23 May 03	5.200	0.069	2.647	0.000	2.484	**

** The DRP was terminated on 13 December 2002.

Enquiries about your investment in General Property Trust can be directed to the Unitholder Service Centre on Freecall 1800 025 095. This service is available from 8.30am to 5.30pm on all business days in Sydney.

You can access GPT's website at www.gpt.com.au. The website has an email alert service that allows Unitholders to receive updates of News and other items posted to the website.

Across the major CBD office markets the vacancy rate stands at 8.4%. Effective rents have started to stabilise following downward pressure from rising incentives, however a competitive leasing environment is expected to remain until early to mid 2004.

The office property market is well positioned to benefit from an expected improvement in demand over 2004. Firm yields and solid investment activity reflects the demand for office property as a desirable long term investment.

Hotel/Tourism Portfolio

GPT's hotel assets delivered a solid result despite the negative impacts of the war in Iraq and the incidence of Severe Acute Respiratory Syndrome (SARS) on inbound tourism from the second quarter.

The Hotel/Tourism Portfolio performed reasonably well, with income only down 1.4% on the previous corresponding period and room rates maintained at each of the assets.

Ayers Rock Resort is now well positioned for future growth with its recent major capital works now fully operational. Longitude 131°, the Resort's new luxury wilderness lodge-style accommodation has continued its occupancy growth, with occupancy for the period at 52% – a strong result given the lodge opened in June 2002. The refurbishments at the Four Points by Sheraton Hotel, Sydney and the Cape Tribulation Resort (Qld), are now complete, providing a superior standard of accommodation at both assets in preparation for a return to growth.

The assets are well placed to benefit from a market recovery, and the opportunity represented by GPT's offer for Hamilton Island, which will be voted on by Hamilton Island shareholders on 1 September 2003, will further enhance the Portfolio's ability to deliver income growth.

Hotel/Tourism Property Market Review

Post the September 11 terrorist attacks and the demise of Ansett in 2001, the hotel market had been experiencing a progressive recovery with positive growth signs through the last quarter of 2002 and into the first quarter of 2003. Unfortunately, this recovery was disrupted by the recent geopolitical tensions, the SARS scare and a weak global economy. For the first five months of 2003 international visitor numbers were down 8% compared to the same period in 2002. Consequently, forecasts for increased inbound tourism have been delayed, although this has been offset in part by increased domestic tourism.

The medium-term outlook is considered to be positive, with a return to inbound tourism growth anticipated to occur between late 2003 and into 2004. Increased forward bookings for the last quarter of 2003 at Ayers Rock Resort and the Four Points by Sheraton in Sydney, support this view. Longer-term, international visitor arrivals are forecast to grow at 4.6% per year to 2012 (Tourism Forecasting Council May 2003). Domestic tourism and corporate travel is expected to remain steady – consistent with stable domestic economic conditions.

With respect to the hotel investment market, a number of transactions have recently occurred at relatively low yields. Recent conversions of hotels to residential and limited new supply should underpin Sydney's hotel fundamentals as demand recovers.

Industrial/Business Park Portfolio

The income from the Industrial/Business Park Portfolio grew by over 50% on the six months to June 2002, reflecting the addition of 7 Parkview Drive and Quad 2 at Homebush Bay, as well as the first full period of income from the completed Australian Pharmaceutical Industries (API) facility at Camellia (all in NSW).

The Portfolio is effectively 100% leased, as a consequence of recent leasing at GPT's Citiwest Industrial Estate in Melbourne and has a long average lease term, of 5.4 years.

Future Portfolio growth has now been secured, with the pre-lease to Just Jeans for a new facility at the Citiwest Industrial Estate and the commencement of the third stage of the Quad Business Park at Homebush Bay. Combined with the progress on Stage 2 of the Camellia development, this positions the Portfolio for future increases in earnings.

Industrial/Business Park Property Market Review

The outlook for the industrial property market is positive with heightened development activity evident, led by pre-commitments, with few speculative projects. Demand for industrial space was steady for the first half of 2003 across all of the major markets on the Eastern seaboard, attributable to pre-lease and owner-occupier activity.

Rental growth is expected to remain subdued in the short term due to competition from vacated secondary properties and incentives offered by developers. Proximity of premises to infrastructure developments continues to provide a significant positive influence.

Investment in industrial property remains an attractive proposition and interest is strong with both institutions and private investors supporting heightened transaction activity across the first half of 2003. Yields remain firm, particularly for prime industrial opportunities, reflecting the attractiveness of industrial property to both investors and owner-occupiers, as investors chase competitive income returns and owner-occupiers utilise low interest rates.

Corporate Governance

GPT Management Limited (GPTML), as Responsible Entity for General Property Trust and GPT Split Trust, is responsible for all aspects of the management of the Trusts.

For the six months to 30 June 2003, the Board of GPTML comprised:

Richard Longes (Chairman)
William Cairns*
Peter Joseph AM^
Malcolm Latham AM
Ken Moss
Brian Norris
Elizabeth Nosworthy
David Ross

*Board member until 30 April 2003.
^ Board member from 30 April 2003.

At the Meeting of Unitholders of General Property Trust on 29 April 2003, Unitholders endorsed the appointment of Peter Joseph and the reappointment of Malcolm Latham to the Board of GPTML. William Cairns retired as a Director at the Meeting and was thanked by Unitholders for his enormous contribution to the Board and the previous Supervisory Board of GPT over the last 10 years. Mr Cairns had also been an important part of the Audit and Risk Management Committee since 1998.

Investor Relations Report

Information and an update about GPT is supplied to Unitholders on a quarterly basis with each distribution payment.

At the annual Meeting of Unitholders three resolutions were approved. In addition to the endorsement of Peter Joseph and Malcolm Latham to the Board of GPTML, Unitholders approved a special resolution to amend GPT's Constitution. The Resolution, which related to the adoption of International Accounting Standards in January 2005, gives the Responsible Entity more flexibility in determining the amount of income to be distributed to Unitholders each quarter.

The Meeting was well attended and an overview of the performance of the Trust and a report on each of GPT's portfolios was presented.

THIS IS THE BEST

COPY THAT CAN

BE OBTAINED AS

THE ORIGINAL IS

OF A POOR

QUALITY

ASX Company Announcement

Date:	Fri Oct 3 11:06:03 2003
Document Image #:	00388119
Announcement Type:	Progress Report
ASX Description:	LLC Rouse Hill Regional Centre GPT LLC: Rouse Hill Regional Centre
Connect 4 Summary:	
Company Summary:	Company Name: LEND LEASE CORPORATION LIMITED Announcement Title: Rouse Hill Regional Centre Lend Lease and General Property Trust appointed to deliver new Regional Centre in Rouse Hill

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

3 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Four (4) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE AND GENERAL PROPERTY TRUST APPOINTED TO DELIVER NEW REGIONAL CENTRE IN ROUSE HILL

The Honourable Diane Beamer MP, Minister Assisting the Minister for Infrastructure and Planning, has announced the Lend Lease Corporation Limited ("Lend Lease") and General Property Trust ("GPT") joint venture as the successful partner with the Department of Infrastructure, Planning and Natural Resources ("DIPNR") and Landcom to deliver the Rouse Hill Regional Centre in Sydney's north-west corridor, valued at over A$1 billion, following signing of the Project Delivery Agreement.

Further details are contained in the attached media release.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S J SHARPE
Company Secretary

Attch

Lend Lease
CORPORATION

MEDIA RELEASE **3 OCTOBER 2003**

LEND LEASE AND GENERAL PROPERTY TRUST APPOINTED TO DELIVER NEW REGIONAL CENTRE IN ROUSE HILL

The Honourable Diane Beamer MP, Minister Assisting the Minister for Infrastructure and Planning, has announced the Lend Lease Corporation Limited ("Lend Lease") and General Property Trust ("GPT") joint venture as the successful partner with the Department of Infrastructure, Planning and Natural Resources ("DIPNR") and Landcom to deliver the Rouse Hill Regional Centre in Sydney's north-west corridor, valued at over A$1 billion, following signing of the Project Delivery Agreement.

The proposed Rouse Hill Regional Centre will set new benchmarks for environmentally and socially sustainable communities and includes over 1,500 residential lots, a mixed-use town centre, and improved transport infrastructure, to be developed over a 10-year period.

Additional features include commercial, educational, recreational and community facilities. An awareness of social and environmental interaction underpins all aspects of the design.

The announcement concludes six months of successful negotiations between DIPNR, Landcom, Lend Lease and GPT, following the shortlisting of the Lend Lease and GPT joint venture in February this year.

Chief Executive of Lend Lease in Asia Pacific, Ross Taylor, said the joint venture is a milestone in the Lend Lease/GPT relationship.

"The two parties together are able to get the most from each other's strengths. We're delighted to be extending beyond our retail, commercial and industrial successes into the type of mixed-use community that Rouse Hill Regional Centre will be," he said.

"This joint venture extends the development pipeline of both organisations and is a model for future opportunities.

"Working with GPT goes beyond the strict contractual boundaries of the joint venture. Our organisations can rapidly mobilise the right skills, imagination and solutions.

"This multi-dimensional project is ideal for Lend Lease's skill-set which has been recognised by the New South Wales State Government. It presents an excellent opportunity to showcase our full spectrum of capabilities," Mr Taylor said.

Works are currently scheduled to commence by late 2004, following approval of the proposed masterplan.

For more information visit www.rhrc.com.au

Additional Information

Project Overview

The Rouse Hill Development Area is located in the strongly growing north-west corridor, which has been identified by the NSW Government as a major corridor for Sydney's expansion. In line with this strategy, the Department of Infrastructure, Planning and Natural Resources (DIPNR) and Baulkham Hills Shire Council have planned for a major regional centre that will offer community, retail, commercial, educational and recreational activities to residents and visitors.

The Rouse Hill Regional Centre consists of approximately 100 hectares of land located along Windsor Road at Rouse Hill in the Baulkham Hills Local Government Area. It is approximately 8 kilometres north-west of the Castle Hill CBD and 10 kilometres northeast of the Blacktown CBD, bounded by Windsor Road on the western boundary, south of Commercial Road.

The Blacktown and Baulkham Hills municipalities, which comprise the major proportion of the north-west corridor, currently account for 15% of Sydney's population growth and include some of Sydney's fastest growing suburbs. Population is forecast to grow at 4% pa for the region and 7% pa in the primary retail trade area through to 2011.

Masterplan

When complete, the Rouse Hill Regional Centre will have a value in excess of $1 billion, and will incorporate the major retail, commercial and community facilities for the area, as well as providing a range of housing options, with 1,500 residential lots/dwellings to be developed over the course of the development.

Key features of the proposed Rouse Hill Regional Centre include:

- a mixed-use Town Centre incorporating retail marketplace, bulky goods retail and commercial uses
- several learning providers
- community facilities, including a library, child care centre, formal and informal recreation areas
- a range of housing options
- improved transport infrastructure, including road upgrades and the bus transit way network.

The refined masterplan for the development is expected to be submitted to Baulkham Hills Council and other authorities for consents in the next few months, with development commencement targeted for the second half of 2004.

Community Partnership

In order to deliver the social and environmental sustainability aspirations of this project, leading community organisations are working with the joint venture partner. Lend Lease will work closely with DIPNR, Landcom and Baulkham Hills Shire Council, as well as other partners including Macquarie University, The Smith Family, Planet Ark, Hawkesbury Harvest and Wesley Mission to turn the vision for Rouse Hill Regional Centre into a reality.

The goal is to ensure a broad spectrum of community input to deliver a thriving regional centre that is liveable and long-lasting.

Joint Venture

Lend Lease has entered this project in a joint venture arrangement with GPT. The project will utilise the services of Bovis Lend Lease and Lend Lease's integrated development business including Delfin Lend Lease.

The joint venture arrangements for the development of the Rouse Hill Regional Centre gives Lend Lease a 51% interest in the project and GPT a 49% interest in the project, which will be undertaken through a Joint Venture Company.

The joint venture includes provisions dealing with a change of control of both parties. Under these provisions, a change of control of either GPT or GPT Management Limited (including a non Lend Lease company becoming responsible entity) gives Lend Lease a call option to acquire GPT's interest in the project. GPT has a call option to acquire Lend Lease's interest in the event of a change in control of Lend Lease Corporation. In each case the consideration payable will be determined by reference to expert determined market value.

The Rouse Hill Regional Centre is the first project to be undertaken under an alliance between Lend Lease and GPT under which Lend Lease's integrated development business and GPT will jointly pursue masterplanned urban community developments which meet agreed investment criteria.

ENDS

Contact:

Roger Burrows
Lend Lease Corporation
Tel: 02 9236 6116

Nikki Genders
Lend Lease Corporation
Tel: 02 9236 6180

ASX Company Announcement

Date: Fri Oct 3 11:00:58 2003

Document Image #: 00388115

Announcement Type: Other

ASX Description: GPT GPT/Lend Lease Confirmed as Developer of Rouse Hill
LLC GPT/Lend Lease Confirmed as Developer of Rouse Hill

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement and Media Release

GPT/LEND LEASE JOINT VENTURE CONFIRMED AS DEVELOPER OF ROUSE HILL REGIONAL CENTRE

3 October 2003

The joint venture between GPT and Lend Lease has today been confirmed as the selected developer for a partnering agreement to create a regional centre valued at over $1 billion at Rouse Hill in Sydney's north-west. The signing of the Project Delivery Agreement between GPT/Lend Lease and the Department of Infrastructure Planning and Natural Resources (DIPNR) and Landcom represents a major milestone for GPT's first project in the master planned communities sector.

Nic Lyons, Chief Executive of GPT said the announcement cleared the way for the next stage of planning.

"This project, which includes over 1,500 residential lots, a mixed use Town Centre and supporting infrastructure will be undertaken jointly by GPT and Lend Lease's integrated development business, in partnership with DIPNR and Landcom, under a land management model," Mr Lyons said.

Stage 1 of the development will include a vibrant Town Centre, consisting of a retail market place, bulky goods retail, commercial and learning space. Health and community facilities, over 150 residential lots and supporting infrastructure will also be completed as part of the initial stage of the development.

GPT will develop and own the Town Centre, which is anticipated to open in late 2006. The Town Centre, which is one of the last major greenfield regional retail opportunities within the Sydney metropolitan area, further enhances GPT's significant development pipeline and will contribute to growth in GPT's $3.5 billion retail portfolio. The balance of the regional centre will be developed jointly with Lend Lease's integrated development business over a 10-year period.

"We have made significant progress since achieving preferred tenderer status in February 2003, as we have worked closely with DIPNR and Landcom to progress the plans for this large-scale project.

"We aim to submit a development application for the Town Centre in the coming months. Providing the relevant approvals are obtained and conditions precedent are satisfied, construction should commence in the second half of 2004, with the opening of the first stage of the Town Centre targeted for 2006," Mr Lyons said.

This is the first project to be announced under an Alliance between GPT and Lend Lease's integrated development business, through which the two parties will jointly pursue masterplanned urban community developments. The potential to access a new sector with a highly skilled and experienced partner gives GPT the ability to enhance the Trust's growth profile and to further expand the investment opportunities available to GPT's unitholders.

"We have now finalised joint venture arrangements with Lend Lease for this project and are continuing to look at additional opportunities like Rouse Hill, which will provide us with the opportunity to enhance earnings for investors without materially increasing the Trust's risk profile.

"With the significant pipeline available to GPT through the joint venture with Lend Lease we have identified a number of potential projects that may create exciting future opportunities for GPT," Mr Lyons said.

For further information please call:

Nic Lyons	Michael O'Brien
Chief Executive	Fund Manager
02 9237 5816	02 9236 6235
0401 719 899	0417 691 028

ENDS

ADDITIONAL INFORMATION

Project Overview

Located in the strongly growing north-west corridor, the Rouse Hill Development Area has been identified by the NSW Government as a major corridor for Sydney's expansion. In line with this strategy, the Department of Infrastructure, Planning and Natural Resources (DIPNR) and Baulkham Hills Shire Council have planned for a major regional centre that will offer community, retail, commercial, educational and recreational activities to residents and visitors.

The Rouse Hill Regional Centre consists of approximately 100 hectares of land located along Windsor Road at Rouse Hill in the Baulkham Hills Local Government Area. It is approximately 8 kilometres north-west of the Castle Hill CBD and 10 kilometres northeast of the Blacktown CBD, bounded by Windsor Road on the western boundary, south of Commercial Road.

The Blacktown and Baulkham Hills municipalities, which comprise the major proportion of the north-west corridor, currently account for 15% of Sydney's population growth and include some of Sydney's fastest growing suburbs. Population is forecast to grow at 4% pa for the region and 7% pa in the primary retail trade area through to 2011.

Masterplan

When complete, the Rouse Hill Regional Centre will have a value in excess of $1 billion, and will incorporate the major retail, commercial and community facilities for the area, as well as providing a range of housing options, with 1,500 residential lots/dwellings to be developed over the course of the development.

Key features of the proposed Rouse Hill Regional Centre include:

- a mixed-use Town Centre incorporating retail marketplace, bulky goods retail and commercial uses
- several learning providers
- community facilities, including a library, child care centre, formal and informal recreation areas
- a range of housing options
- improved transport infrastructure, including road upgrades and a bus transit way network.

A Joint Venture Company established between GPT and Lend Lease will be responsible for obtaining conditions precedent (including planning approval and agreements for lease with major tenants) for the overall development. Once these conditions are satisfied, GPT will develop and acquire the Town Centre. GPT will participate in the remainder of the development through the Joint Venture.

Works are currently planned to commence by late 2004, with the Town Centre and the first stage of the residential component scheduled to be complete in 2006.

Town Centre Development

The Rouse Hill Town Centre will create a major community, retail and commercial precinct for the region and will be part of Stage 1 of the development. The Town Centre will be developed and owned by GPT, following approval of the development application and the satisfaction of conditions precedent. Based on the current timetable it is anticipated that construction will commence in late 2004 and be complete in 2006.

The overall plan for the Town Centre incorporates approximately 85,000 sqm of retail, commercial and learning space, as shown below.

Marketplace Retail	Supermarkets Discount Department Stores Mini Majors Specialty Retailing Cinemas and Entertainment	**Approx. 50,000 sqm**
Bulky Goods	Large format and specialty homemaker retailers	**Approx. 24,000 sqm**
Commercial	Professional uses, including University and other learning initiatives	**Approx. 11,000 sqm**
Total		**Approx 85,000 sqm**

Expected development costs for the Town Centre are approximately $300 million with the initial yield on cost forecast to be 8%+ with an IRR of 12%+.

Residential and Community Facilities

GPT and Lend Lease will, through a Joint Venture Company, develop the remainder of the site, including the residential component and a range of community facilities, including transport infrastructure.

The project will deliver significant transport infrastructure, including a bus transit way interchange that will provide bus links to surrounding areas and will incorporate a range of community facilities, including:

- A range of recreational facilities, such as a fitness centre and an abundance of green, open spaces
- A community centre
- Childcare facilities
- Youth facilities and programs
- A community bus service
- Community intranet.

The residential component of the development will provide over 1,500 dwellings, incorporating a mixture of housing options, including:

- Stand-alone homes
- Townhouses & Terraces
- Warehouses
- Studio apartments
- Student accommodation.

Delivery of these housing choices will include built form (approx. 70%) and land only (approx. 30%). Prices are expected to range from mid $200,000s (for land only) to low $500,000s (for completed housing). 3% of residential lots are required to be allocated as affordable housing, across a range of housing types.

The first stage of residential development will comprise over 150 residential lots/dwellings, with sales expected to commence in late 2005. The balance will be developed progressively over the life of the project.

GPT anticipates its share of the average capital investment through the Joint Venture to be approximately $30 million over the life of the project with no more than $40 million in capital being invested at any time.

Joint Venture

GPT has entered this project, and the master planned communities sector, in partnership with Lend Lease's integrated development business. The project will utilise the services of Bovis Lend Lease and Lend Lease's integrated development business, including Delfin Lend Lease. Combined, the business caters to a range of dwelling types and maximises the range of potential product within a masterplanned community project, providing a high level of experience and expertise in all aspects of masterplanned urban community development.

The joint venture arrangements for the development of the Rouse Hill Regional Centre give GPT a 49% interest in the project, which will be undertaken through a Joint Venture Company.

The joint venture includes provisions dealing with a change of control of both parties. Under these provisions, a change of control of Lend Lease Corporation gives GPT a call option to acquire Lend Lease's interest in the project. Lend Lease has a call option to acquire GPT's interest in the event of a change in control of either GPT or GPT Management Limited (including a non Lend Lease company becoming responsible entity). In each case the consideration payable will be determined by reference to an expert determined market value.

GPT/Lend Lease Alliance

Together Lend Lease and GPT are reviewing a number of opportunities for future joint projects which meet an agreed investment template, of:

- Master planned urban communities
- Focus on the owner-occupier market
- Located in growth markets
- Large, long term projects.

ASX Company Announcement

Date: Thu Sep 25 10:09:35 2003

Document Image #: 00385508

Announcement Type: Progress Report – Other

ASX Description: GPT Response to Media Speculation

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement

25 September 2003

In response to the article on page 44 of today's Australian Financial Review GPT Management Limited confirms that it has not entered into any agreement to acquire an interest in Governor Philip/Governor Macquarie Towers.

ENDS

ASX Company Announcement

Date:	Mon Sep 1 15:25:48 2003
Document Image #:	00379867
Announcement Type:	Takeover – Other
ASX Description:	HAM Scheme Meeting Result/Implementation Agr't with 21st Century GPT HAM: Scheme Meeting Result/Implement'n Agr't with 21st Cent.
Connect 4 Summary:	
Company Summary:	Company Name: HAMILTON ISLAND LIMITED Announcement Title: Scheme Meeting Result / 21CRH IA Implementation Agreement signed with 21st Century Resorts and result of Voyages / GPT Scheme Meeting held today.

1 September 2003

HAMILTON ISLAND
Great Barrier Reef Australia

Hamilton Island Limited
Hamilton Island
Queensland 4803 Australia
Telephone 07 4946 8051
Facsimile 07 4946 8320

Companies Announcement Office
Australian Stock Exchange

IMPLEMENTATION AGREEMENT WITH 21ST CENTURY RESORTS AND RESULT OF VOYAGES / GPT SCHEME MEETING HELD TODAY

On Friday 29 August 2003, the Board of Hamilton Island Limited ("Hamilton Island") announced that it had received a new higher offer from 21st Century Resorts Pty Limited ("21st Century Resorts"), supported by Reline Investments Pty Ltd ("Reline"), to acquire 100% of the holdings of Hamilton Island shares at $2.95 cash per share by way of scheme of arrangement ("Scheme").

The Directors are pleased to advise that on 31 August 2003 they entered into an Implementation Agreement with 21st Century Resorts and Reline in relation to the proposed acquisition.

The Directors of Hamilton Island believe that the Scheme is in the best interests of shareholders and, subject to the findings of the Independent Expert, intend to recommend that shareholders support the proposal in the absence of a superior proposal.

Further details as to the Scheme terms and conditions and an indicative transaction timetable are set out in Attachment I.

Scheme documents setting out the details of the transaction, an Independent Expert's report to be prepared by Deloitte Corporate Finance Pty Limited and the notice of Extraordinary General Meeting and Scheme Meeting to consider the proposal are expected to be dispatched on or around 3 October with completion anticipated in late November 2003.

Shareholders will note that it is an explicit condition of the proposed 21st Century Resorts scheme that the meeting convened for Monday 1st September 2003 should proceed and that the resolution proposing the Voyages / GPT scheme is defeated.

The Independent Directors have consulted with representatives of BT Funds Management who appointed a corporate representative and attended this meeting and voted against the Voyages / GPT scheme resolution in light of the execution of the Implementation Agreement with 21st Century Resorts at the new price of $2.95.

The Independent Directors and representatives of BT Funds Management both took into account the announcement released by Voyages / GPT this morning prior to making their recommendations and decision by shareholders at the meeting.

The Board of Hamilton Island confirms that at the conclusion of the Scheme Meeting held today to vote on the proposal by Voyages / GPT to acquire 100% of the shares in Hamilton Island for $2.83 cash per share, shareholders had voted against the Voyages / GPT proposal.

This satisfies the conditions referred to above in relation to the new higher offer of $2.95 cash per share proposed by 21st Century Resorts and Reline thus allowing the higher offer to now proceed.

Yours sincerely

Gavin Herholdt
Company Secretary

Attachment 1

TERMS AND CONDITIONS AND INDICATIVE TIMETABLE

21st Century Resorts is offering Hamilton Island shareholders $2.95 cash per share, payable on completion of the following terms and conditions:

Terms

As part of the agreement, Hamilton Island has agreed to pay a break fee to 21st Century Resorts of $925,000 in the following circumstances:

- Hamilton Island breaches its obligations under the Implementation Agreement with 21st Century Resorts and Reline
- A competing proposal is made during the terms of the agreement and is successfully completed
- The Directors withdraw or modify their recommendation in a manner adverse to 21st Century Resorts
- There is a breach of procedural conditions similar to those referred to in clause 13(a)(iv) of the implementation agreement with GPT Management Limited and Voyages Hotels & Resorts contained in the Scheme Booklet that has already been sent to shareholders

Key conditions

- Hamilton Island shareholders reject the GPT and Voyages proposal at the Scheme Meeting to be held on 1 September 2003;
- Approval of the new 21st Century Resorts Scheme by Hamilton Island shareholders;
- Approval by the Supreme Court of Queensland of the 21st Century Resorts Scheme;
- Hamilton Island shareholder approval of transaction finance;
- Formal finance documentation for novation of $50m being part of the existing HAM facilities is executed;
- Conditions precedent to drawdown under the finance documentation satisfied;
- No material adverse change;
- Scheme is recommended by a majority of Hamilton Island directors; and
- Various other conditions including consents and approvals by regulatory authorities in relation to assets and activities of Hamilton Island and its subsidiaries.

Indicative timetable

Scheme documentation dispatched to shareholders	3 October 2003
Hamilton Island shareholders' meeting	3 November 2003
Court hearing to approve Scheme	13 November 2003
Completion and payment of proceeds to Hamilton Island shareholders	27 November 2003

These dates are indicative only and subject to change

ASX Company Announcement

Date: Mon Sep 1 11:26:35 2003

Document Image #: 00379723

Announcement Type: Other

ASX Description: GPT Hamilton Island Scheme of Arrangement
HAM GPT ann re Hamilton Island Scheme of Arrangement

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

HAMILTON ISLAND SCHEME OF ARRANGEMENT

On Friday evening, GPT Management Limited (GPT) and Voyages Hotels and Resorts Pty Ltd (Voyages) became aware of a revised offer by 21st Century for Hamilton Island in competition to GPT/Voyages current scheme for Hamilton Island.

GPT/Voyages understands that the revised offer would be at a price of $2.95 per share. However, no other details of the competing bid by 21st Century have been made public, including any conditionality of the bid. Hamilton Island's announcement on Friday evening also fails to address the fact that, while under the Voyages/GPT offer shareholders are to be paid within approximately two weeks, under the 21st Century proposal shareholders would not be paid until the second half of November.

GPT/Voyages understands that despite the fact that shareholders are not aware of the details of the revised 21st Century offer, the Board of Directors of Hamilton Island does not propose to adjourn the Scheme Meeting today to vote on the GPT/Voyages offer, but instead proposes to put the GPT/Voyages offer to the meeting and recommend that it be voted down. GPT/Voyages understands that it is a condition of the revised 21st Century offer that this in fact occur.

GPT/Voyages is currently considering its position in relation to the revised offer, including a possible increase in its bid to provide a superior outcome for Hamilton Island shareholders. GPT/Voyages believes that any such increased bid could be structured within the existing scheme so as to deliver the proceeds to shareholders on a much shorter time frame than under the 21st Century proposal.

In these circumstances, GPT/Voyages is firmly of the view that the Hamilton Island Board should adjourn today's meeting to a date to be fixed within which time GPT/Voyages may be in a position to put a superior proposal for the benefit of Hamilton Island shareholders. The Hamilton Island Board has power within the terms of its Constitution to do this. It is clearly also not in the interests of Hamilton Island shareholders to recommend that the GPT/Voyages proposal be voted down today when shareholders still have very limited information about the 21st Century proposal.

GPT/Voyages would point out that if shareholders vote down the GPT/Voyages proposal today, and the 21st Century proposal subsequently fails for non-satisfaction of a condition, shareholders may be left with no proposal at all.

GPT/Voyages therefore calls upon Hamilton Island shareholders to call upon the Board and the Chairman to adjourn today's meeting.

In addition, GPT/Voyages understand that Hamilton Island proposes to agree a further substantial break fee with 21st Century as part of its revised offer. This is in addition to the already substantial break fees paid to 21st Century in respect of prior offers. GPT/Voyages are extremely concerned that such a break fee has a significant adverse effect on the market for control of Hamilton Island as it acts to discourage future bids, to the ultimate detriment of Hamilton Island shareholders. GPT/Voyages reserves its rights to challenge that break fee before the Court.

ASX Company Announcement

Date:	Wed Aug 27 08:38:53 2003
Document Image #:	00378438
Announcement Type:	Half Yearly Report
ASX Description:	GPT 2003 Mid−Year Report 2003

Connect 4 Summary:

Company Summary:

GENERAL PROPERTY TRUST & GPT SPLIT TRUST

MID-YEAR REPORT 2003



GPT

Contents

GPT & GPT SPLIT TRUST MID-YEAR REPORT

Listed in 1971, General Property Trust (GPT) is the largest diversified property trust listed on the Australian Stock Exchange today.

GPT's portfolio consists of more than 50 quality properties across Australia, in the retail, office, hotel/tourism and industrial/business park sectors.

GPT Management Limited is the Responsible Entity for General Property Trust and GPT Split Trust.



Key Results Summary

Earnings & Distributions	6 mths to 30 June 02	6 mths to 30 June 03	% change
Earnings per unit (cents)	10.14c	10.70c	5.5%
Distribution per unit (cents)	10.1c	10.5c	4.0%
Tax advantaged component	42.4%	40.7%	

Assets	At 31 Dec 02	At 30 June 03	% change
Total assets	$6,696.6m	$6,942.9m	3.7%
Contributed equity	$4,400.8m	$4,400.8m	-
Retail Property Investments*	$3,335.9m	$3,477.4m	4.2%
Office Property Investments	$2,550.8m	$2,595.8m	1.8%
Hotel/Tourism Property Investments	$507.3m	$518.0m	2.1%
Industrial/Business Park Property Investments	$204.1m	$213.4m	4.6%
Number of units on issue ('000s)	1,949,717	1,949,717	-
Net asset backing per unit	$2.60	$2.62	0.8%
Debt			
Total borrowings	$1,361.0m	$1,595.0m	17.2%
Borrowings as % of total assets	20.3%	23.0%	
Average duration of debt (years)	4.8	3.7	
Portfolio Allocations (by value)			
Retail	50%	51%	
Office	39%	38%	
Hotel/Tourism	8%	8%	
Industrial/Business Park	3%	3%	

Portfolio Income	6 mths to 30 June 02	6 mths to 30 June 03	% change
Retail	**$125.4m	***$132.8m	5.9%
Office	$92.3m	$97.1m	5.2%
Hotel/Tourism	$21.1m	$20.8m	(1.4%)
Industrial/Business Park	$5.7m	$8.6m	50.9%

	At 31 Dec 02	At 30 June 03	% change
UNIT PRICE	$2.97	$2.92	(1.7%)

* Includes deposits under retail property JVIA at Sunshine Plaza.
** Income includes ground rent and income from deposits under retail property JVIAs (Penrith Plaza and Sunshine Plaza).
*** Income includes ground rent and income from deposits under retail property JVIA at Sunshine Plaza.

Summary

In the six months to 30 June 2003 General Property Trust's distribution was 10.5 cents per unit, of which 40.7% was tax advantaged. Earnings for the Trust increased, to 10.70 cents per unit for the half year to 30 June 2003, up 5.5% over the same period in 2002.

The increase in earnings reflected a solid result from GPT's property portfolio as well as the impact of a recent change to GPT's fee structure.

GPT has continued to build on the trend in earnings growth established over the last few years and demonstrated the benefit of the Trust's key strategies of improving asset quality, enhancing diversity, leveraging core skills and accessing capital cost effectively.

	6 months to June 2002	6 months to June 2003	% Change
Earnings component (cpu)	10.14	10.70	5.5%
Distribution (cpu)	10.1	10.5	4.0%

The yield on the closing price of $2.93 on 29 July 2003 (the day prior to the mid-year results announcement) was 7.1%.

GPT's Net Tangible Assets per unit increased 2 cents per unit, to $2.62 at 30 June 2003.

Development Activity

Significant progress on GPT's development pipeline was made in the six months to June 2003, with a number of existing developments moving closer to completion. Further masterplanning across the Retail Portfolio has identified a potential $1 billion in developments over the next seven years, and expansion of the Industrial/Business Park Portfolio was achieved with agreement to develop assets at the Quad site in Homebush Bay (NSW) and GPT's Citiwest Industrial Estate (Melbourne).

In March 2003, GPT increased its investment in Homebush Bay (NSW) with the acquisition of the leasehold over the Quad 3 site. Construction on Quad 3 will commence in the second half of 2003. Combined with the existing Quad 1 and 2 buildings and the adjacent Samsung Building, Quad 3 increases GPT's investment at Homebush Bay to $65 million. In July 2003, GPT acquired a 3-hectare site adjacent to GPT's existing Citiwest Industrial Estate at Altona in Melbourne. A 12,200 sqm warehouse and office facility will be constructed for the Just Jeans Group on the site, which also includes an additional 7,000 sqm of surplus land for expansion. The facility, which will be leased by Just Jeans for a period of 10 years, is due to be completed in late 2003.

Also in the Industrial/Business Park Portfolio, Stage 2 of 11 Grand Avenue, Camellia (NSW), which consists of a 12,000 sqm office and warehouse facility, has commenced, with an agreement to lease 5,400 sqm of the space in place.

In the Hotel/Tourism Portfolio, minor works were undertaken at Ayers Rock Resort, following completion of a major refurbishment and expansion in 2002. The works include the upgrade and expansion of the Resort's laundry, an upgrade of the kitchen and restaurant at Sails in the Desert and the refurbishment of the bathrooms at the Outback Pioneer Hotel. A refurbishment and services upgrade at the Cape Tribulation Resort (Qld) and the refurbishment of the Four Points by Sheraton Hotel, Sydney were also recently completed.

In the Office Portfolio the first of the two National Buildings being constructed at Victoria Harbour in Melbourne is due to be occupied in October this year. The project program, which is on time and budget, anticipates completion of the second building in July 2004. The total cost of $242 million will achieve an 8% yield. At Australia Square in Sydney, an $11 million ($5.5 million GPT share) upgrade of the public spaces and the Plaza Building has commenced. The works, which will enhance the asset's appearance in preparation for a major leasing campaign, are due to be complete in early 2004. An extension and upgrade of the office lobby at Melbourne Central is also well underway, in conjunction with the significant redevelopment of the retail centre.

In the Retail Portfolio, significant progress has been made on a number of development projects and with plans for future developments that will ensure GPT's retail assets continue to deliver income growth.

Works due for completion this year include the Town Square precinct at Floreat Forum in Perth and the redevelopment and expansion of Erina Fair on the NSW Central Coast. At Melbourne Central, the major redevelopment ($226.5 million) has achieved significant leasing success, with close to 60% of the centre now committed. The first stages of the development are anticipated to be complete later this year, with the railway concourse due to open in August fully leased and the lower ground level on track for completion as planned.

Smaller developments in the Retail Portfolio include a $3.5 million remix of the foodhall at Chirnside Park and the introduction of Aldi to the centre (opened in May 2003) and commencement of a $5 million upgrade at Forestway in NSW, which will introduce a second supermarket to this neighbourhood centre.

The development agreement with Landcom for the Rouse Hill Regional Centre is close to being finalised. The project represents GPT's first under its strategy for the master planned urban communities sector and the Trust is actively reviewing other opportunities in this sector to enhance future earnings growth.

Financial Position

At 30 June 2003, the Trust had total assets of $6.9 billion and borrowings of $1.6 billion, resulting in a ratio of debt to total assets of 23%, well below the sector's average.

GPT has maintained a very competitive cost of debt, with the current effective interest rate, after fees and margins, at 5.88%. The Trust remains relatively protected from interest rate movements, with 85% of borrowings at fixed rates of interest across a range of maturities. GPT also retains the highest credit ratings in the Australian LPT sector, with Standard & Poor's ratings of A+ (long-term) and A-1 (short-term). These ratings give GPT a strong advantage in funding existing capital expenditure and future acquisition and development opportunities.

Property Portfolios

Retail Portfolio

Income from the Retail Portfolio was up 12.5% (excluding divested assets) on the same period last year, reflecting the strong performance of GPT's retail assets. The main contributors to this result were a 55% increase in income from Penrith Plaza following the unwinding of the joint venture agreement last year and the successful implementation of GPT's strategy to grow the assets and income from the Homemaker Portfolio.

The Homemaker strategy has delivered strong results, with continued increases in rents across the assets, the inclusion of two new centres last year and a further expansion opportunity secured with the addition of land adjacent to the Castle Hill Homemaker City Centre.

Total centre sales across GPT's retail centres for the year to 30 June 2003 were over $3.6 billion and the sales productivity across GPT's centres continues to be high, at $8,249 per square metre for specialties. This is well above industry benchmarks. Sales per square metre were up 2.1% across GPT's retail centres for the year to 30 June 2003 (compared to 2.4% for the year to June 2002). Specialty sales per square metre were also up, by 1.9%, for the year to 30 June 2003, representing continued sales growth. The level of specialty occupancy costs (retailers' gross rent as a percentage of their sales) across GPT's retail centres has increased to 14.4%, but remains reasonable.

The low vacancy rate of less than 1% across the Portfolio and success with rental increases on renewal in a number of stronger centres, further consolidates the outlook for continued Retail Portfolio income growth.

Major highlights for the Retail Portfolio to June 2003 included:

- Strong performance from assets developed and acquired in 2002, including:
  - Sunshine Plaza – with an increase in specialty sales per square metre to $8,670 (up 1.4%) following the recently completed $40 million (GPT share $20 million) expansion of Plaza Parade and the Riverwalk, which opened fully leased in December 2002.
  - The Moorabbin Homemaker Centre, which was completed and commenced trading, fully leased, in July 2002.
  - Stage 1 of the Fortitude Valley (formerly Citygate) Homemaker Centre which was fully leased on completion and commenced trading in August 2002.
  - A $3.5 million foodhall remix at Chirnside Park completed in May 2003.
- Significant progress on a number of existing developments, including:
  - Floreat Forum – a $46 million redevelopment is scheduled for completion in August 2003 and is 96% leased.
  - Erina Fair – the $210 million (GPT share $105 million) expansion, due for completion at the end of 2003, is currently over 90% leased.
  - Melbourne Central – the $226.5 million development, is 30% through the construction phase and is 60% leased and forecast to be complete at the end of 2004.
- The announcement in March, that four of GPT's centres (Penrith Plaza, Erina Fair, Sunshine Plaza and Woden Plaza) were named in the Shopping Centre News 'Big Guns' 2003 Top Ten list of Australia's most productive centres.

Future plans for developments have also progressed, with Development Applications lodged for expansions of Macarthur Square and Castle Hill Homemaker City and significant progress on masterplanning at Penrith Plaza, Wollongong Central and Charlestown Square (all in NSW).

Retail Property Market Review

Domestic consumption has supported the economy with moving annual growth in retail trade at 6.6% for the year to May 2003 (ABS Retail Trade May 2003). Following recent exceptional growth, retail trade is slowing back towards the long-term trend, as the underlying consumption drivers of employment, interest rates, sentiment and wealth effects all remain positive.

A gradual slow-down in retail trade is evident across all retail categories, the most pronounced being expenditure on household goods. Although this category still demonstrates the strongest growth, trade is noticeably slower after experiencing double-digit growth across 2002.

Retail property market fundamentals are solid with low levels of vacancy and steady tenant demand. Development activity is moderate but varies across markets with bulky good centres being the most prominent. Rental growth is subdued but remained positive over the first half of 2003. Quality retail assets remain highly sought in what is a tightly held market, maintaining

pressure on already firm yields. Favourable economic conditions and investment fundamentals provide a continued positive outlook for the retail property sector.

Office Portfolio

Despite a continuing slow leasing market, reflecting relatively soft tenant demand since the second quarter of 2001, GPT's Office Portfolio performed well over the period, delivering an increase in income of 5% and retaining high occupancy. Significant forward leasing over the past two years contributed to the removal of potential expiry in the medium term and positioned the portfolio well for the current environment, with an overall occupancy of almost 97% and a solid average lease term of 5 years across GPT's office assets.

The result largely reflects intensive asset management, rent reviews in the Sydney and Melbourne assets and increased occupancy at the Citigroup Centre in Sydney and the Riverside Centre in Brisbane. The work completed on forward leasing and the extension of Lend Lease's tenancy at Australia Square have provided GPT with a low level of vacancy over 2003. Management is now focussed on leasing space which is due to become vacant over the short term, in conjunction with the ongoing strategy of securing early renewals with larger tenants.

Major highlights for the Office Portfolio to June 2003 included:

- The announcement that terms had been agreed with Lend Lease for an extension at Australia Square which provides income over 16,700 sqm for the majority of 2004 and extends the lead time for leasing and completion of upgrade works.
- Progress on construction of the National Buildings at Victoria Harbour in Melbourne, with works on the two campus-style office buildings due to be complete in October 2003 and July 2004 respectively.

Office Property Market Review

The office property market is currently characterised by relatively low vacancy levels, however weak demand is limiting prospects for effective rental growth in the short term. The medium term picture is positive, with the strength of the domestic economy and the forecast improvement for a global economic recovery expected to translate into improved demand for office space in 2004.

Construction activity, except in Melbourne, remains constrained, representing 5.8% of current stock for the major CBD markets with over half of all new supply underway being pre-committed. There is minimal speculative activity and developers are unlikely to proceed with planned projects without a significant pre-commitment or before a recovery in demand puts upward pressure on rents. Sydney, in particular, will benefit from the forecast demand-led recovery.

Across the major CBD office markets the vacancy rate stands at 8.4%. Effective rents have started to stabilise following downward pressure from rising incentives, however a competitive leasing environment is expected to remain until early to mid 2004.

The office property market is well positioned to benefit from an expected improvement in demand over 2004. Firm yields and solid investment activity reflects the demand for office property as a desirable long term investment.

Hotel/Tourism Portfolio

GPT's hotel assets delivered a solid result despite the negative impacts of the war in Iraq and the incidence of Severe Acute Respiratory Syndrome (SARS) on inbound tourism from the second quarter.

The Hotel/Tourism Portfolio performed reasonably well, with income only down 1.4% on the previous corresponding period and room rates maintained at each of the assets.

Ayers Rock Resort is now well positioned for future growth with its recent major capital works now fully operational. Longitude 131°, the Resort's new luxury wilderness lodge-style accommodation has continued its occupancy growth, with occupancy for the period at 52% – a strong result given the lodge opened in June 2002. The refurbishments at the Four Points by Sheraton Hotel, Sydney and the Cape Tribulation Resort (Qld), are now complete, providing a superior standard of accommodation at both assets in preparation for a return to growth.

The assets are well placed to benefit from a market recovery, and the opportunity represented by GPT's offer for Hamilton Island, which will be voted on by Hamilton Island shareholders on 1 September 2003, will further enhance the Portfolio's ability to deliver income growth.

Hotel/Tourism Property Market Review

Post the September 11 terrorist attacks and the demise of Ansett in 2001, the hotel market had been experiencing a progressive recovery with positive growth signs through the last quarter of 2002 and into the first quarter of 2003. Unfortunately, this recovery was disrupted by the recent geopolitical tensions, the SARS scare and a weak global economy. For the first five months of 2003 international visitor numbers were down 8% compared to the same period in 2002. Consequently, forecasts for increased inbound tourism have been delayed, although this has been offset in part by increased domestic tourism.

The medium-term outlook is considered to be positive, with a return to inbound tourism growth anticipated to occur between late 2003 and into 2004. Increased forward bookings for the last quarter of 2003 at Ayers Rock Resort and the Four Points by Sheraton in Sydney, support this view. Longer-term, international visitor arrivals are forecast to grow at 4.6% per year to 2012 (Tourism Forecasting Council May 2003). Domestic tourism and corporate travel is expected to remain steady – consistent with stable domestic economic conditions.

With respect to the hotel investment market, a number of transactions have recently occurred at relatively low yields. Recent conversions of hotels to residential and limited new supply should underpin Sydney's hotel fundamentals as demand recovers.

Industrial/Business Park Portfolio

The income from the Industrial/Business Park Portfolio grew by over 50% on the six months to June 2002, reflecting the addition of 7 Parkview Drive and Quad 2 at Homebush Bay, as well as the first full period of income from the completed Australian Pharmaceutical Industries (API) facility at Camellia (all in NSW).

The Portfolio is effectively 100% leased, as a consequence of recent leasing at GPT's Citiwest Industrial Estate in Melbourne and has a long average lease term, of 5.4 years.

Future Portfolio growth has now been secured, with the pre-lease to Just Jeans for a new facility at the Citiwest Industrial Estate and the commencement of the third stage of the Quad Business Park at Homebush Bay. Combined with the progress on Stage 2 of the Camellia development, this positions the Portfolio for future increases in earnings.

Industrial/Business Park Property Market Review

The outlook for the industrial property market is positive with heightened development activity evident, led by pre-commitments, with few speculative projects. Demand for industrial space was steady for the first half of 2003 across all of the major markets on the Eastern seaboard, attributable to pre-lease and owner-occupier activity.

Rental growth is expected to remain subdued in the short term due to competition from vacated secondary properties and incentives offered by developers. Proximity of premises to infrastructure developments continues to provide a significant positive influence.

Investment in industrial property remains an attractive proposition and interest is strong with both institutions and private investors supporting heightened transaction activity across the first half of 2003. Yields remain firm, particularly for prime industrial opportunities, reflecting the attractiveness of industrial property to both investors and owner-occupiers, as investors chase competitive income returns and owner-occupiers utilise low interest rates.

Corporate Governance

GPT Management Limited (GPTML), as Responsible Entity for General Property Trust and GPT Split Trust, is responsible for all aspects of the management of the Trusts.

For the six months to 30 June 2003, the Board of GPTML comprised:

Richard Longes (Chairman)
William Cairns*
Peter Joseph AM^
Malcolm Latham AM
Ken Moss
Brian Norris
Elizabeth Nosworthy
David Ross

*Board member until 30 April 2003.
^ Board member from 30 April 2003.

At the Meeting of Unitholders of General Property Trust on 29 April 2003, Unitholders endorsed the appointment of Peter Joseph and the reappointment of Malcolm Latham to the Board of GPTML. William Cairns retired as a Director at the Meeting and was thanked by Unitholders for his enormous contribution to the Board and the previous Supervisory Board of GPT over the last 10 years. Mr Cairns had also been an important part of the Audit and Risk Management Committee since 1998.

Investor Relations Report

Information and an update about GPT is supplied to Unitholders on a quarterly basis with each distribution payment.

At the annual Meeting of Unitholders three resolutions were approved. In addition to the endorsement of Peter Joseph and Malcolm Latham to the Board of GPTML, Unitholders approved a special resolution to amend GPT's Constitution. The Resolution, which related to the adoption of International Accounting Standards in January 2005, gives the Responsible Entity more flexibility in determining the amount of income to be distributed to Unitholders each quarter.

The Meeting was well attended and an overview of the performance of the Trust and a report on each of GPT's portfolios was presented.

Distribution Reinvestment Plan

Management continues to progress discussions with the Australian Securities and Investments Commission (ASIC) in relation to the introduction of revised Distribution Reinvestment Plans (DRPs) for GPT and GPT Split Trust. If the revised DRPs are approved by ASIC, they will provide all eligible Unitholders with a limited level of participation. Unitholders will be advised of the outcome of these discussions, once finalised.

Special offers are available to Unitholders interested in staying at GPT's Hotel properties – Ayers Rock Resort, the Four Points by Sheraton Hotel Sydney, the Holiday Inn Brisbane and the Cape Tribulation Resort. Details of these offers can be obtained from the Unitholder Service Centre (Freecall 1800 025 095).

The following information relates to distributions received in the July 2002 - June 2003 financial year and may be useful to Unitholders in the preparation of tax returns. The information below is presented on a generic cents per unit (cpu) basis. A detailed summary showing information on a "dollars received for each particular holding" basis was despatched to Unitholders in late May.

Ordinary units

QUARTER ENDED	DATE PAID/ DRP UNITS ACQUIRED	DISTRIBUTION (CPU)	INTEREST INCOME (CPU)	OTHER TAXABLE COMPONENT (CPU)	FRANKED DIVIDEND (CPU)	TAX DEFERRED (DEP'N & OTHER) (CPU)	DRP PRICE
Jun 2002	21 Aug 02	5.100	0.167	2.874	0.000	2.059	$2.69
Sep 2002	20 Nov 02	5.100	0.128	2.681	0.000	2.291	$2.72
Dec 2002	24 Feb 03	5.200	0.057	2.391	0.000	2.752	**
Mar 2003	23 May 03	5.200	0.069	2.647	0.000	2.484	**

** The DRP was terminated on 13 December 2002.

Enquiries about your investment in General Property Trust can be directed to the Unitholder Service Centre on Freecall 1800 025 095. This service is available from 8.30am to 5.30pm on all business days in Sydney.

You can access GPT's website at www.gpt.com.au. The website has an email alert service that allows Unitholders to receive updates of News and other items posted to the website.

GPT Split Trust Report

The GPT Split Trust is invested in Units in General Property Trust. The GPT Split Trust includes Income Units and Growth Units.

The distribution for an Income Unit in the six months to 30 June 2003 was 9.375 cents per unit. For a Growth Unit the six month distribution was 1.125 cents per unit.

The following tables show the distributions received by GPT Split Trust Unitholders during the July 2002 – June 2003 financial year.

Income units

QUARTER ENDED	DATE PAID/ DRP UNITS ACQUIRED	DISTRIBUTION (CPU)	INTEREST INCOME (CPU)	OTHER TAXABLE COMPONENT (CPU)	FRANKED DIVIDEND (CPU)	TAX DEFERRED (DEP'N & OTHER) (CPU)	DRP PRICE
Jun 2002	21 Aug 02	4.650	0.153	2.620	0.000	1.877	$2.32
Sep 2002	20 Nov 02	4.650	0.117	2.445	0.000	2.089	$2.35
Dec 2002	24 Feb 03	4.675	0.052	2.150	0.000	2.474	**
Mar 2003	23 May 03	4.675	0.062	2.379	0.000	2.234	**

** The DRP was terminated on 13 December 2002.

Growth units

QUARTER ENDED	DATE PAID/ DRP UNITS ACQUIRED	DISTRIBUTION (CPU)	INTEREST INCOME (CPU)	OTHER TAXABLE COMPONENT (CPU)	FRANKED DIVIDEND (CPU)	TAX DEFERRED (DEP'N & OTHER) (CPU)	DRP PRICE
Jun 2002	21 Aug 02	0.450	0.015	0.254	0.000	0.182	$0.37
Sep 2002	20 Nov 02	0.450	0.011	0.237	0.000	0.202	$0.37
Dec 2002	24 Feb 03	0.525	0.006	0.241	0.000	0.278	**
Mar 2003	23 May 03	0.525	0.007	0.267	0.000	0.251	**

** The DRP was terminated on 13 December 2002.

GPT Abridged Consolidated Financial Statements

In the following Financial Statements we have provided a summary of Financial Performance, Financial Position and Cash Flows. The full Financial Statements for General Property Trust and GPT Split Trust can be viewed on our website at www.gpt.com.au or, if you require it, we can send a copy to you.

Statement of Financial Performance

	30 Jun 2003 $m	30 Jun 2002 $m
Revenue		
Property income	325.8	302.4
Interest	3.8	8.3
Proceeds on disposal of units in listed property trust	41.2	-
Other	1.3	-
Revenue	**372.1**	**310.7**
Expenses		
Property expenses	70.5	66.2
Borrowing costs	37.3	32.6
Responsible Entity's fee	12.6	16.6
Book value of units in listed property trust	41.2	-
Other expenses	1.9	2.8
Expenses	**163.5**	**118.2**
Net Operating Income	**208.6**	**192.5**

Statement of Financial Position

	30 Jun 2003 $m	31 Dec 2002 $m
Assets		
Cash	46.4	45.6
Other financial assets	91.9	52.9
Investment properties	6,734.6	6,528.1
Other	70.0	70.0
Total Assets	**6,942.9**	**6,696.6**
Liabilities		
Payables	129.4	160.6
Interest bearing liabilities	1,595.0	1,361.0
Provisions	103.3	101.4
Total Liabilities	**1,827.7**	**1,623.0**
Net Assets	**5,115.2**	**5,073.6**

GPT Abridged Consolidated Financial Statements

Statement of Cash Flows

	30 Jun 2003 $m	30 Jun 2002 $m
Cash flows from operating activities		
Cash receipts in the course of operations	321.7	309.1
Cash payments in the course of operations	(97.2)	(96.7)
Net interest paid	(40.1)	(24.2)
Net cash inflow from operating activities	**184.4**	**188.2**
Cash flows from investing activities		
Net payments for property investments	(173.6)	(179.3)
Investment in units in listed property trust	(41.2)	-
Net cash outflow from investing activities	**(214.8)**	**(179.3)**
Cash flows from financing activities		
Net proceeds from borrowings	234.0	87.0
Distributions paid	(202.8)	(96.2)
Net cash outflow from financing activities	**31.2**	**(9.2)**
Net decrease in cash	0.8	(0.3)
Cash at the beginning of the reporting period	45.6	69.0
Cash at the end of the reporting period	**46.4**	**68.7**

GPT Split Trust Abridged Consolidated Financial Statements

Statement of Financial Performance

	30 Jun 2003 $'000	30 Jun 2002 $'000
Revenue		
Distributions from General Property Trust	2,348	2,884
Net Operating Income	**2,348**	**2,884**

Statement of Financial Position

	30 Jun 2003 $'000	30 Dec 2002 $'000
Assets		
Investment in General Property Trust	58,409	58,794
Receivable - distribution from General Property Trust	1,182	1,176
Total Assets	**59,591**	**59,970**
Liabilities		
Provision - distribution payable	1,182	1,176
Total Liabilities	**1,182**	**1,176**
Net Assets	**58,409**	**59,970**

Statement of Cash Flows

	30 Jun 2003 $'000	30 Jun 2002 $'000
Cash flows from operating activities		
Distributions received from General Property Trust	2,342	2,891
Net cash inflow from operating activities	**2,342**	**2,891**
Cash flows from financing activities		
Distributions paid	(2,342)	(2,891)
Net cash outflow from financing activities	**(2,342)**	**(2,891)**
Net increase in cash	**-**	**-**
Cash at the beginning of the reporting period	**-**	**-**
Cash at the end of the reporting period	**-**	**-**

Supplementary Information

20 LARGEST GPT UNITHOLDERS as at 31 July 2003

	Unitholder	Number of Units	Percentage of total issued Units
1	Westpac Custodian Nominees Limited	297,194,090	15.24%
2	JP Morgan Nominees Australia Limited	263,932,234	13.54%
3	National Nominees Limited	160,738,992	8.24%
4	Citicorp Nominees Pty Limited (CFS WSLE Property Secs A/C)	68,724,369	3.52%
5	Commonwealth Custodial Services Limited	53,755,211	2.76%
6	Cogent Nominees Pty Limited	50,004,644	2.56%
7	AMP Life Limited	44,782,531	2.30%
8	MLC Limited	42,287,302	2.17%
9	Cogent Nominees Pty Limited (SMP Accounts)	38,974,244	2.00%
10	Citicorp Nominees Pty Limited	32,635,654	1.67%
11	HSBC Custody Nominees (Australia) Limited	32,572,202	1.67%
12	RBC Global Services Australia Nominees Pty Limited (RA A/C)	27,851,877	1.43%
13	RBC Global Services Australia Nominees Pty Limited	24,961,326	1.28%
14	ING Life Limited	23,326,603	1.20%
15	Westpac Financial Services Limited	22,818,264	1.17%
16	Transport Accident Commission	22,565,109	1.16%
17	GPT Management Limited (Responsible Entity for GPT Split Trust A/C)	22,293,700	1.14%
18	Bond Street Custodians Limited (Property Securities A/C)	21,174,273	1.09%
19	RBC Global Services Australia Nominees Pty Limited (DE A/C)	20,214,073	1.04%
20	RBC Global Services Australia Nominees Pty Limited (BKCUST A/C)	16,886,139	0.87%
	TOTAL Units held by Top 20	**1,287,692,837**	**66.05%**
	TOTAL OF UNITS ON ISSUE	**1,949,716,610**	**100.00%**

VOTING

- Unitholders in General Property Trust are entitled to one vote for each dollar of the value of the total units they have in General Property Trust.
- At Meetings of Unitholders in General Property Trust, the Responsible Entity for GPT Split Trust is entitled to vote in respect of the units held on behalf of GPT Split Trust.
- Unitholders in GPT Split Trust are entitled to one vote for each dollar of the value of the total units they have in GPT Split Trust.

Supplementary Information

20 LARGEST GPT SPLIT TRUST INCOME UNITHOLDERS as at 31 July 2003

	Unitholder	Number of Units	Percentage of total issued Units
1	Argo Investments Limited	539,000	2.42%
2	National Nominees Limited	305,784	1.37%
3	Permanent Trustee Company Ltd (PTC0090)	207,880	0.93%
4	Commonwealth Custodial Services Limited	200,050	0.90%
5	Westpac Custodian Nominees Limited	193,474	0.87%
6	Brispot Nominees Pty Ltd (House Head Nominee No 1 A/C)	189,242	0.85%
7	RBC Global Services Australia Nominees Pty Limited (Flexiplan A/C)	187,183	0.84%
8	JP Morgan Nominees Australia Limited	184,976	0.83%
9	Bower Pty Ltd	174,920	0.78%
10	Est Roy Waraker Beardmore	174,527	0.78%
11	Bounty Investments Limited	169,600	0.76%
12	Ms Jane Felicity Adare	132,000	0.59%
13	The Raymond E Purves Foundation Limited	120,000	0.54%
14	Mr Garry Bertram Richardson	96,210	0.43%
15	Wakefield Investments (Australia) Limited	90,000	0.40%
16	Lady Joyce Clarice Wilson	83,280	0.37%
17	Cafeed Pty Limited	81,000	0.36%
18	Hooper Investments Pty Ltd (Property A/C)	80,000	0.36%
19	Est Gloria Margaret Scott	72,000	0.32%
20	The Crippled Children's Association of SA Inc	63,000	0.28%
	TOTAL Units held by Top 20	**3,344,026**	**15.00%**
	TOTAL UNITS ON ISSUE	**22,293,700**	**100.00%**

20 LARGEST GPT SPLIT TRUST GROWTH UNITHOLDERS as at 31 July 2003

	Unitholder	Number of Units	Percentage of total issued Units
1	National Nominees Limited	1,191,705	5.35%
2	Mr Andrew Roy Newbery Sisson	792,000	3.55%
3	JP Morgan Nominees Australia Limited	637,332	2.86%
4	Mr Richard Noel Lilly (Lilly Pension Fund Account)	567,863	2.55%
5	Westpac Custodian Nominees Limited	539,123	2.42%
6	Mr Roger Ian Heather	509,250	2.28%
7	Mr Randall Henri Olgers	458,000	2.05%
8	Brighton Mortgage & Finance Pty Ltd	380,739	1.71%
9	Dylac Pty Ltd	343,500	1.54%
10	Aurisch Investments Pty Ltd	325,000	1.46%
11	YSCA Nominees Pty Ltd (YSCA Super Fund A/C)	295,190	1.32%
12	Mr Michael Plows & Mrs Yvonne Plows	270,000	1.21%
13	Mr Bruce Gordon McBryde	262,674	1.18%
14	Hynboa Pty Ltd (Super Fund A/C)	239,536	1.07%
15	Brispot Nominees Pty Ltd (House Head Nominee No 1 A/C)	235,000	1.05%
16	Mr David Lloyd Seaton	230,000	1.03%
17	Kaos Investments Pty Limited	225,000	1.01%
18	Mr John Russell Baxter	200,000	0.90%
18	Mr John Gaches East	200,000	0.90%
18	Harkosi Securities Pty Ltd (Super Fund A/C)	200,000	0.90%
18	Mrs Jill Delphine Jones	200,000	0.90%
19	Somoke Pty Limited	190,000	0.85%
20	Mr Harold Frederick Ball	179,822	0.81%
	TOTAL Units held by Top 20	**8,670,733**	**38.89%**
	TOTAL UNITS ON ISSUE	**22,293,700**	**100.00%**

Directory

General Property Trust
ARSN 090 110 357
ABN 58 071 755 609

GPT Split Trust
ARSN 090 110 213
ABN 85 511 466 045

Responsible Entity
GPT Management Limited
ABN 94 000 335 473

Registered Office
Level 14
Australia Square
264-278 George Street
SYDNEY NSW 2000

Directors of the Responsible Entity
Richard Longes, Chairman
Peter Joseph AM
Malcolm Latham AM
Ken Moss
Brian Norris
Elizabeth Nosworthy
David Ross

Secretary
Michael Neilson

Auditors of the Trust
PricewaterhouseCoopers
201 Sussex Street
SYDNEY NSW 2000

Audit & Risk Management Committee
Brian Norris, Chairman
Peter Joseph AM
Ken Moss
Elizabeth Nosworthy

Solicitors to the Responsible Entity
Freehills
Level 38
MLC Centre
19-29 Martin Place
SYDNEY NSW 2000

Principal Registry
ASX Perpetual Registrars Limited
Level 8, HSBC Centre
580 George Street
SYDNEY NSW 2000
Mail to:
GPT Unit Registrar
Locked Bag A14
SYDNEY SOUTH NSW 1232

Stock Exchange Quotation
GPT and GPT Split Trust are listed on the Australian Stock Exchange under the following ASX Listing codes:
GPT Ordinary Units: **GPT**
GPT Split Trust Income Units: **GSTIN**
GPT Split Trust Growth Units: **GSTCP**

For further information, contact our Unitholder Service Centre or visit our website at **www.gpt.com.au**

- To arrange changes of address, changes in registration of units, please call our Unitholder Service Centre on 1800 025 095.
- Please quote your Securityholder Reference Number (SRN)/Holder Identification Number (HIN) in all correspondence. The SRN/HIN is found at the top right hand corner of your holding statement.
- All Unitholders must sign any written enquiries or amendments to Unitholdings.
- Written notification is required for changes of name or address.

www.gpt.com.au

GPT

ASX Company Announcement

Date:	Thu Aug 21 17:40:24 2003
Document Image #:	00377495
Announcement Type:	Becoming a substantial shareholder
ASX Description:	GPT Becoming a substantial holder

Connect 4 Summary:

Company Summary:

Telephone +612 9272 2378
Facsimile +612 9278 5378
elaine.cheung@barclaysglobal.com

FACSIMILE

PERFORMANCE THROUGH INNOVATION
BARCLAYS GLOBAL INVESTORS

To:	Company Secretary GPT Management Limited Fax: 02 9236 6020
Cc.	ASX Company Announcements Fax: 1900 999 279
Total pages:	4 incl.
Date:	21 August 2003
Subject:	Notice of initial substantial holder

Barclays Global Investors Australia Limited
ABN 33 001 804 566

AFS Licence No. 225398

Level 1, 111 Harrington Street, Sydney NSW 2000
P.O. Box N43 Grosvenor Place, NSW 1220

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To General Property Trust
ACN/ARSN 090 110 357

1. Details of substantial holder

Name Barclays Group ("Barclays")
ABN **33 001 804 566** Barclays Global Investors Australia Limited

The holder became a substantial holder on 16/7/03.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	104,662,625	104,662,625	5.37%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Barclays	Fund Manager - see Annexure A	104,662,625 ordinary

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
Barclays	JP Morgan & other custodians - see Annexure A	104,662,625 ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
Barclays	Past 4 months	Avg price $2.96	104,662,625 ordinary

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

Signature

Christopher Robson
Company Secretary
Barclays Global Investors Australia

21/8/03
Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in General Property Trust held by the Barclays Group ("Barclays").

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
GPT	General Property Trust	2,095,977	0.1075	Barclays Global Investors Japan Trust & Banking
GPT	General Property Trust	100,175	0.0051	Barclays Nikko Global Investors Ltd
GPT	General Property Trust	2,509,796	0.1287	Barclays Capital Securities Ltd
GPT	General Property Trust	62,686,096	3.2151	Barclays Global Investors Australia Ltd
GPT	General Property Trust	14,193,713	0.7280	Barclays Global Investors Ltd
GPT	General Property Trust	21,551,444	1.1054	Barclays Global Investors, N.A.
GPT	General Property Trust	774,464	0.0397	Barclays Life Assurance Co Ltd
GPT	General Property Trust	750,960	0.0385	Barclays Global Fund Advisors
		104,662,625	5.3680	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in General Property Trust (GPT) as custodian and for which Barclays is either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in GPT was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

Barclays and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in GPT.

Each investor in a Fund owns an undivided interest in the Fund's assets. no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to Barclays.

Christopher Robson
Company Secretary
Barclays Global Investors Australia

21/8/03
Date

Connect 4

ASX Company Announcement

Date: Thu Aug 21 15:07:58 2003

Document Image #: 00377418

Announcement Type: Asset Acquisition

ASX Description: GPT GPT Expands &Diversifies Industrial/Business Park Portfolio

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement
and Media Release

GPT EXPANDS AND DIVERSIFIES INDUSTRIAL/BUSINESS PARK PORTFOLIO

21 August 2003

GPT today announced a joint venture with Austrak in relation to the Austrak Business Park, Somerton in Melbourne, Victoria. The Business Park, which is located on approximately 100 hectares of industrially zoned land, consists of a range of industrial accommodation, a significant parcel of serviced land and one of Australia's first fully integrated inter-modal rail terminals. Austrak is a privately owned property development and investment company founded in 1998, specialising in the procurement and delivery of purpose-built high quality industrial facilities.

GPT is acquiring a 50% interest in the Business Park for $57.3 million, including acquisition costs. The acquisition comprises existing improvements ($25.3 million) and the land and terminal infrastructure ($32.0 million). The return on the existing improvements will provide GPT with an initial yield of 9.2% (after acquisition costs). Upon completion of the development of the remaining 79 hectares of land (including the terminal area), the entire Park is expected to have a value in excess of $300 million.

Mr Michael O'Brien, Fund Manager for GPT said that the acquisition of an interest in the Austrak Business Park was in line with GPT's strategy to expand the Trust's Industrial & Business Park Portfolio through the acquisition of quality assets.

"Not only does this acquisition expand our presence in the industrial sector, it enhances our diversity through the investment in the inter-modal terminal. Importantly, this gives the Park a clear point of difference and a proven ability to attract quality industrial tenants on long term leases," Mr O'Brien said.

Mark Assetta, founder and CEO of Austrak said the opportunity to partner with GPT was attractive to Austrak as GPT represents a compatible partner for the Austrak Business Park, Somerton and a potential long term partner in future investment and development.

The investment consists of approximately 100 hectares of serviced industrial land, located on the corner of the Hume Highway and Somerton Road, with excellent access to Victoria's road system. The site currently includes two warehouse facilities leased to quality tenants; a 40,000 sqm facility leased to Effem Foods (due for completion in September 2003) and a 16,000 sqm facility leased to Visy and IPS Logistics, and a land lease to Boral. The site has the capacity for a further 300,000 sqm of development, which is expected to occur over the next 5 – 10 years.

Integral to the Business Park and its future success is the provision of the inter-modal rail terminal which is expected to be fully operational by early 2004. The terminal will provide tenants in the Park with access to an alternative cost effective distribution system, providing the opportunity for significant supply chain savings. The terminal will be leased to a specialist operator.

Victor Georos, GPT's Industrial & Business Parks Portfolio Manager, said the Park has been carefully designed and highly specified to ensure maximum benefits are attainable through access to both the rail and road networks.

The internal roads of the Business Park are owned by GPT and Austrak, which enables the terminal operator to provide an integrated service for container transport and storage, creating the potential for savings to tenants. In addition, the configuration of the site has enabled the construction of a terminal able to accommodate trains up to 1500 metres in length, which makes it suitable for Port shuttle and interstate services.

"This integrated concept allows tenants to be more competitive and will provide a distinct point of difference to the marketing and leasing of the Business Park.

"With the freight market forecast to continue to grow and the Victorian Government targeting an increase in the share of rail freight handling at the Port of Melbourne, we believe this innovative concept has the potential to deliver sustainable, superior returns.

"As we develop the remainder of the Park over time, GPT's investment has the potential to increase to approximately $150 million, providing the Portfolio with enhanced scale and tenant diversity," Mr Georos said.

On completion of this acquisition, GPT's Industrial & Business Park Portfolio will have a total value of $270 million and a weighted average lease expiry of 5.9 years (by area).

ENDS

For further information please contact:

Victor Georos
Industrial & Business Parks Portfolio Manager
(02) 9237 5875
0412 365 906

Donna Byrne
Investor Relations Manager
(02) 9237 5844
0401 711 542

Michael O'Brien
Fund Manager
(02) 9236 6235
0417 691 028

ADDITIONAL INFORMATION:

Somerton Business Park

The Austrak Business Park, Somerton consists of approximately 100 hectares of industrial land located on the corner of the Hume Highway and Somerton Road, Victoria.

The site, which is situated less than 20 kilometres from the Melbourne CBD, has excellent road access, with immediate access to the Hume Highway (the dominant route for freight transport in Victoria) and rapid access to the Western Ring Road. Future road infrastructure improvements, including the Craigieburn Bypass and proposed Scoresby Bypass, will further improve the site's access to major transport routes.

Committed tenancies:

Visy/IPS - 16,000 sqm cotton and paper storage warehouse on 3 hectares. Leased for 5 years, expiring May 2006. The lease includes annual increases and has two 3-year options.

Effem Foods Pty Ltd (Mars Group) - 40,000 sqm temperature-controlled facility for the storage of confectionary. The warehouse is located on approximately 10 hectares, including 3.2 hectares of expansion land. The lease is for a period of 10 years (expiring in mid 2013), with structured annual increases and two 5-year options.

Boral Batching Plant – 10 year lease (to 2012) over 0.7 hectares with two 5-year options. The lease includes annual rent increases.

Rail facilities

The inter-modal freight terminal is located on 23 hectares of land and consists of 4 dual gauge tracks and provision for an additional 2 standard gauge tracks. The siding provides for 750 metres of operational face abutting a 24 metre wide concrete post tension apron. Other works related to the subdivision and services are currently being constructed and are due for completion in early 2004. The terminal area has the capacity for further development in line with demand.

Austrak is registered by the Victorian Department of Infrastructure and is currently managing the activities of the terminal. Upon completion of the outstanding terminal and subdivision works, the facility will be leased to an operator.

Future development

The site includes an additional 56 hectares of large and small lots of serviced land with the opportunity to develop a further 300,000 sqm of industrial space. Austrak will provide development management services to the Joint Venture and will manage the Business Park.

Development strategy

The development strategy focuses on attracting companies that can benefit from the inter-modal facilities and rail mode connectivity to the major Australian Ports, inter and intrastate destinations. Tenants will also benefit from the opportunity to "bundle up" their requirements to attain favourable commercial arrangements from third party logistics providers and road and rail freight operators. The ability to offer this unique facility is anticipated to provide superior long-term returns to investors.

Building on the success of the existing tenant base, GPT and Austrak will lease and develop the remainder of the Park over the next 5-10 years. Pre-commitments will be sought on future stages.

Joint Venture with experienced partner

Austrak is a privately owned property development and investment company founded in 1998, specialising in the procurement and delivery of purpose built high quality industrial facilities. Mark and Tony Assetta, who have over 20 years experience in the construction and property development industries, control the majority shareholder, Assetta Developments.

Austrak has experience in the creation and operation of inter-modal facilities and has managed the construction and development of the Austrak Business Park, Somerton, including all subdivisional works. The company has a strong understanding of supply chain principles and rail freight economics.

GPT will purchase a 50% interest in the existing assets, and will, through the joint venture, jointly develop the remainder of the site. The joint venture will be governed by a joint venture agreement. GPT and Austrak will have pre-emptive rights over the transfer of each other's interests.

Sector outlook

The concept represented by the Austrak Business Park, Somerton represents a distinct competitive advantage in industrial investment and development in the competitive Melbourne

Industrial market and capitalises on a growing market for rail freight movement to and from the Port of Melbourne and interstate, supported by:

- Historical growth (of approximately 7% pa) in containerised freight moving in and out of the Port of Melbourne to current levels of approximately 1,500,000 twenty foot equivalent units (TEUs) annually;
- Forecasts for this growth to continue at around 6% per annum;
- The Victorian Government's target to increase the share of rail freight to and from Port Melbourne from 17% of TEUs to 30% by 2010; and
- The recent completion of a dedicated rail line to the P&O terminal at West Swanson dock.

ASX Company Announcement

Date: Tue Aug 19 17:06:42 2003

Document Image #: 00376907

Announcement Type: Issued Capital – Other

ASX Description:
GPT GPT Completes $452 Million Note Issue
NAB GPT's ann: GPT Completes $452 Million Note Issue
CBA GPT's ann: GPT Completes $452 Million Note Issue

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement

GPT COMPLETES

$452 MILLION NOTE ISSUE

19 August 2003

General Property Trust (GPT) today announced that it had issued $452 million in 3, 5 and 10 year Notes under its existing Medium Term Note program via Lead Managers Commonwealth Bank and National Australia Bank. The proceeds of the issue will be used to retire short-term debt and will result in GPT's average debt duration increasing from 3.7 years at 30 June 2003 to 5.2 years.

The issue, which was oversubscribed, included both fixed and floating rate notes. Notes were issued at an average of cost of BBSW plus 59 basis points for a weighted average term of 6.7 years.

Kieran Pryke, Chief Financial Officer for GPT said he was pleased with the level of support from the domestic market.

"Supported by the Trust's strong credit ratings, GPT is a major issuer in the Australian market, with $1.4 billion now on issue. We are pleased with the continuing support from the market for our Medium Term Notes, which currently range in maturity from August 2004 to August 2013," Mr Pryke said.

ENDS

For further information please contact:

Kieran Pryke
Chief Financial Officer
(02) 9236 6024

Donna Byrne
Investor Relations Manager
(02) 9237 5844

ASX Company Announcement

Date: Wed Aug 13 09:51:06 2003

Document Image #: 00375655

Announcement Type: Issued Capital – Other

ASX Description: GPT GSTIN &GSTCP – Cancellation of units

Connect 4 Summary:

Company Summary:

TO: CAO

GPT
MANAGEMENT

AUG 13 49:25

11 August 2003

GPT Management Limited
ABN 94 000 335 473

Level 14
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6999
Facsimile
02 9236 6020

GPT@lendlease.com.au

Andrew Black
Australian Stock Exchange
20 Bridge Street
SYDNEY NSW 2000

Dear Andrew

GPT Split Trust (GSTIN and GSTCP)

Set out below are details of further GSTIN and GSTCP units which were cancelled recently as part of the facility whereby holders of both GSTIN units and GSTCP units can hand in one GSTIN unit and one GSTCP unit for cancellation in return for a transfer from the trustee of one GPT ordinary unit.

Date	Class	Number Cancelled
02/06/03	GSTIN	5,000
02/06/03	GSTCP	5,000
02/06/03	GSTIN	44,696
02/06/03	GSTCP	44,696
10/06/03	GSTIN	11,243
10/06/03	GSTCP	11,243
11/06/03	GSTIN	9,558
11/06/03	GSTCP	9,558
20/06/03	GSTIN	66,124
20/06/03	GSTCP	66,124
24/06/03	GSTIN	5,500
24/06/03	GSTCP	5,500
30/06/03	GSTIN	9,575
30/06/03	GSTCP	9,575

I confirm that the number of GSTIN units currently on issue is 22,293,700 that the number of ~~GSTCP units currently on issue is 22,293,700.~~

Could you please amend the ASX records accordingly.

Yours Faithfully
GPT MANAGEMENT LIMITED

Michael Neilson
Legal Counsel & Company Secretary

GPT16

ASX Company Announcement

Date: Wed Aug 6 16:30:40 2003

Document Image #: 00374670

Announcement Type: Asset Acquisition

ASX Description: GPT Homemaker Centre Presence in Melbourne

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement & Media Release

GPT EXPANDS HOMEMAKER CENTRE PRESENCE IN MELBOURNE

6 August 2003

GPT today announced the acquisition of the Epping Homemaker Centre in Melbourne from Industry Superannuation Property Trust (ISPT) for $35.6 million on a yield of 8%. The acquisition will be funded using existing debt facilities. The purchase increases the size of the GPT Homemaker Portfolio to 14 properties, valued at over $385 million.

The Centre is located in the suburb of Epping, approximately 20 kilometres north of the Melbourne CBD. Strategically located on a prime 6-hectare site at the junction of High and Cooper Streets the Centre benefits from being directly between the Epping Plaza Regional Shopping Centre and an adjoining Bunnings Warehouse.

Epping Homemaker Centre has a gross lettable area of over 22,200 sqm, making it the second largest homemaker centre in GPT's portfolio, and has access to on-grade parking for more than 1,000 cars. The Centre has a mix of national and chain retailers, with major tenants including Capt'n Snooze, Retravision and Dick Smith Electronics. The Centre currently has one homemaker retail vacancy over which a 12 month income guarantee is being provided by the Vendor.

Mark Fookes, General Manager Retail Investment for GPT, said: "This acquisition further grows our Homemaker portfolio, through the addition of a modern centre which is trading well in an established and growing trade area. The size and tenancy profile of the Centre allows GPT to employ its management skills in this sector to add value and deliver superior performance."

"When we entered the bulky goods sector in November 2001, we identified Melbourne as a market which is under serviced by bulky goods retail centres and had the potential to provide attractive acquisition opportunities. This is GPT's second Homemaker acquisition in Melbourne in the last 18 months and further increases the portfolio's exposure to Melbourne."

"The Centre benefits from its adjacency to the main regional retail facility within the trade area and a prominent main road frontage as well as its location in an area with a strong demographic profile for Homemaker retailing.

"Epping serves as the town centre for the City of Whittlesea, a designated growth corridor under the "Melbourne 2030" planning scheme. Epping has been given the designation as a Transit City, ensuring it will be the focus of government investment in transport and community infrastructure in the future. Being central to the town centre ensures that Epping Homemaker Centre has good prospects for future growth and performance," Mr Fookes said.

ENDS

Enquiries:
GPT Management Ltd

Mark Fookes
General Manager Retail Investment
Ph: 02 9237 5664

Donna Byrne
Investor Relations Manager
Ph: 02 9237 5844

ASX Company Announcement

Date: Wed Jul 30 14:05:01 2003

Document Image #: 00372987

Announcement Type: Periodic Reports – Other

ASX Description: GPT Half Year Results Presentation

Connect 4 Summary:

Company Summary:


GPT
Mid Year Results
30 July 2003

Highlights

- Earnings per unit up 5.5%
- Distribution per unit up 4.0%
- Strong underlying portfolio performance
- Future expansion secured
  - Developments on track
  - Pipeline expanded
  - Rouse Hill & Master Planned communities

GPT

Growth Profile Enhanced

	2000 (annual)	2001 (annual)	2002 (annual)	6 months June 03**
Earnings (cents per unit)	**19.3**	**19.7**	**20.4**	**10.7**
EPU Growth	**2.3%**	**2.1%**	**3.6%**	**5.5%**
Underlying growth*	**2.3%**	**2.1%**	**3.6%**	**3.2%**
Distribution (cents per unit)	**19.3**	19.7	20.4	10.5
Growth	**2.3%**	2.1%	3.5%	4.0%
1 Yr Total Return	20.1%	9.9%	12.8%	11.6%

*Underlying growth excludes the impact of the change in fee
**June 03 vs June 02

GPT

Financial Performance

	Jun 2002	Jun 2003	% chg
Net Operating Income	$192.5m	$208.6m	+8%

	Dec 2002	Jun 2003	% chg
Total assets	$6,696.6m	$6,942.9m	+4%
Total borrowings	$1,361.0m	$1,595.0m	+17%
Gearing	20.3%	23.0%	
NTA per unit	$2.60	$2.62	

GPT

Retail $3.5 billion (51%)



Key Results: Retail

- Income up 12.5%
- Portfolio delivering growth
  - Specialty productivity at $8,489/sqm for regionals (+2.4%)
  - Regional specialty occupancy costs at 14.7%
  - Base rent up 4.9%

GPT

Performance: Sales Productivity Benchmarks



GPT Retail Portfolio
Specialty MAT/sqm (Incl. GST)
June 2003
$/sqm
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
JHD Averages
Penrith Plaza
Erina Fair
Charlestown Square
Macarthur Square
Sunshine Plaza
GPT Regional Average
Woden Plaza
Wollongong Central
Carlingford Court
Casuarina Square
Melbourne Central Retail
Dandenong Plaza
Chirnside Park
Parkmore
Forestway
Floreat Forum

GPT

Performance:
Occupancy Productivity Benchmarks



GPT Retail Portfolio
Specialty Occupancy Cost (Incl. GST)
June 2003
19.0%
17.0%
15.0%
13.0%
11.0%
9.0%
JHD Averages
Melbourne Central Retail
Dandenong Plaza
Charlestown Square
Casuarina Square
Sunshine Plaza
GPT Regional Average
Penrith Plaza
Carlingford Court
Erina Fair
Macarthur Square
Woden Plaza
Wollongong Central
Parkmore
Chirnside Park
Floreat Forum
Forestway

GPT

Homemaker Strategy Delivering

- Strong income performance
- Rental growth 7.5% at review opportunity
- Occupancy remains high at 98%
- Portfolio grown to $351 million
  - Fortitude Valley and Moorabbin
  - Castle Hill expansion
  - Rouse Hill Regional Centre & Erina
- Actively pursuing opportunities

GPT

Developments will Deliver Growth

- $1.4 billion underway and planned next 7 years
- Underway
  - Floreat Forum ($46m) – August 03
  - Erina Fair ($105m) – end 03
  - Melbourne Central ($226m) – end 04
- Masterplanning
  - Macarthur Square (DA lodged)
  - Rouse Hill
  - Penrith Plaza
  - Wollongong Central
  - Charlestown Square

GPT

Office $2.6 billion (38%)



citigroup
citigroup

Key Results: Office

- Income up over 5%
- Occupancy remains high
  - 19,400 sqm leased to June 2003
  - 4,200 sqm leased July
- Strong lease expiry profile
  - Average lease term 5 years
- National Building well progressed
  - Stage 1 Oct 03, Stage 2 Jul 04
  - Yield of 8%+

GPT

Manageable Expiry Risk


50%
40%
30%
20%
10%
0%
3.3%
6.5%
12.4%
13.4%
10.9%
5.9%
47.5%
Vacant
2003
2004
2005
2006
2007
2008+

Office Lease Expiry Profile by Area
30 June 2003

- Strategy of forward leasin positioned portfolio well
- 2001 - 27,000 sqm
- 2002 – 75,000 sqm
- Manageable forward expiry

GPT

Key Leasing

• Darling Park	Renewed
– ABA, JAL, Wesfarmers	
• Australia Square	Refurbishment commenced
– Lend Lease	Extension secured
• Tattersalls	Space refurbished
– Westpac	1 floor leased
• Transit Centre	Likely to exercise 5 year option
– Telstra	
• 530 Collins	UBS secured for 5,200 sqm
– UBS	Additional retail leased
• Melbourne Central	Accenture secured for 5,300 sqm
– Ex-Andersen space	

GPT


Hotel/Tourism $518 million (8%)

Key Results: Hotel/Tourism

- Portfolio income steady
- Ayers Rock Resort
  - Revenue -3%
  - Room Nights Sold -8%
  - Room Rate +4%
  - GPT Income -3%
- Four Points by Sheraton Sydney
  - Revenue -2%
  - Room Nights Sold -2%
  - Room Rate -1%
  - GPT Income -2%

GPT

Room Nights Sold Improving



Ayers Rock Resort
Room Nights Sold
2002
2003
25,000
20,000
15,000
10,000
5,000
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

- Market bottomed
- Forward bookings encouraging
- Recovery from 4th quarter

GPT

Forward Bookings

Ayers Rock Resort
Holdings for 4th Qtr 03 as of July 03



10,000
8,000
6,000
4,000
2,000
-
Oct
Nov
Dec
Total
2002 RNS
2003 RNS

GPT


ndustrial/Business Park $213 million (3%

Key Results: Industrial/Business Park

- Income up 50%
- Occupancy 100%
- Acquisitions
  - Just Jeans facility
  - Quad 3
- Developments
  - Stage 2 Camellia, 43% pre-leased
  - Quad 4 (future opportunity)
  - Stage 3 Camellia (future opportunity)
- Average lease expiry 5.4 years

GPT

Master Planned Communities

- Rouse Hill agreement to be finalised this quarter
- Actively pursuing other opportunities
- Strong partner – Delfin Lend Lease
  - Lots under control 35,200
  - Average project size 1,600 dwellings

GPT

Capital Management

- Total Assets $6.9 billion
- Gearing of 23% (limit 40%)
  - forecast to increase to 26% by Dec 03
  - Sufficient capacity for future opportunities
- Borrowings
  - Maturities from within one month to 2029
  - 85% hedged
  - Current effective interest rate 5.88%
  - Average duration 3.7 years
- S&P ratings (Long term: A+, Short term: A-1)

GPT

In Summary….

- Performance strong:
  - Retail – high sales productivity and low occ. costs, Homemaker strategy executed, delivery of developments
  - Office – well positioned with limited vacancy and few expiry risks, focus on leasing pending recovery during 04
  - Hotel – refurbished assets, stable performance – medium term growth expected
  - Industrial – well leased, development opportunities expanded, acquisition potential

GPT

GPT

Office Portfolio: snapshot

Offices	Occ (%)	Term	Passing $/m^2	Market $/m^{2}*	Value $/m^{2}**
Australia Square Twr (50%)	89.1	2.4	641	540	8,500
Australia Square Plz (50%)	100.0	0.7	481	439	-
HSBC Centre	92.1	3.1	468	439	5,400
MLC Centre (50%)	97.6	5.5	638	617	8,200
179 Elizabeth St (Tatts)	64.6	3.0	488	488	4,700
Melbourne Central	99.5	4.4	413	375	4,400
530 Collins/120 King	97.5	6.4	455	391	4,500
Riverside Centre	99.5	3.4	400	360	4,500
Black Ink House	100.0	1.8	312	280	2,400
Transit Centre (50%) (Ex Hotel)	100.0	1.3	277	266	2,700
10 & 12 Mort	100.0	3.1	379	324	3,400
Darling Park 1 (50%)	100.0	7.8	673	604	8,500
Darling Park 2 (50%)	100.0	8.3	707	595	8,500
2 Park Street (50%)	98.2	8.6	***581	489	7,300
Portfolio	**96.7%**	**5.0**	**496**	**444**	**5,600**

* Market rents apportioned for face and effective rents on the same basis as existing leases.
** Book value includes retail component (Cockle Bay excluded)
*** Excludes fitout rent of $4.3m.

GPT

ASX Company Announcement

Date:	Wed Jul 30 09:09:48 2003
Document Image #:	00372808
Announcement Type:	Half Year Audit Review
ASX Description:	GPT Half Year Accounts

Connect 4 Summary:

Company Summary:

Interim Financial Report

General Property Trust and its Controlled Entities

Half-Year ended 30 June 2003

ABN 58 071 755 609

Statement of Financial Performance
Half-Year ended 30 June 2003

	Note	Consolidated 30 Jun 2003 $m	30 Jun 2002 $m
Statements of Financial Performance			
Revenue			
Rents		295.6	274.8
Interest - Joint venture investment arrangements		2.1	6.7
Interest - Cash and short term money market securities		1.7	1.6
Proceeds on disposal of units in listed property trust		41.2	-
Share of net profits of associates	19	30.2	27.6
Other Income		1.3	-
Revenue		372.1	310.7
Expenses			
Rates, taxes and other property outgoings		65.5	61.3
Repairs and maintenance		4.6	4.4
Provision for doubtful debts		0.4	0.5
Audit and accounting fees	3	0.3	0.3
Borrowing costs		37.3	32.6
Responsible Entity's fee	3	12.6	16.6
Book value of units in listed property trust		41.2	-
Other expenses		1.6	2.5
Expenses		163.5	118.2
Net Operating Income		208.6	192.5
Increase in asset revaluation reserve	15	37.7	39.1
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		37.7	39.1
Total changes in equity other than those resulting from transactions with unitholders as owners		246.3	231.6

	Note	Cents	Cents
Basic earnings per unit	18	10.7	10.1

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

	Note	$m	$m
Distribution			
Net Operating Income		208.6	192.5
Undistributed income at the beginning of the reporting period		0.7	0.5
Total available for distribution		209.3	193.0
Distribution paid and payable	2	(204.7)	(191.8)
Undistributed income at the end of the reporting period		4.6	1.2

Statement of Financial Position
As at 30 June 2003

	Note	Consolidated 30 Jun 2003 $m	31 Dec 2002 $m
Current Assets			
Cash		46.4	45.6
Receivables	4	82.1	39.7
Other	5	9.8	13.2
		138.3	98.5
Non-current Assets			
Investment properties	6	6,734.6	6,528.1
Other financial assets	8	70.0	70.0
		6,804.6	6,598.1
Total Assets		6,942.9	6,696.6
Current Liabilities			
Payables	9	129.4	160.6
Interest bearing liabilities	10	515.0	356.0
Provisions	11	103.3	101.4
		747.7	618.0
Non-current Liabilities			
Interest bearing liabilities	12	1,080.0	1,005.0
		1,080.0	1,005.0
Total Liabilities		1,827.7	1,623.0
Net Assets		5,115.2	5,073.6
Equity			
Contributed equity	13	4,400.8	4,400.8
Asset revaluation reserve	15	709.8	672.1
Undistributed income		4.6	0.7
Total Equity	16	5,115.2	5,073.6

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

Statement of Cash Flows
Half -Year ended 30 June 2003

	Note	Consolidated 30 Jun 2003 $m	Consolidated 30 Jun 2002 $m
Cash flows from operating activities			
Cash receipts in the course of operations		292.5	281.2
Cash payments in the course of operations		(97.2)	(96.7)
Interest received		3.2	8.4
Distributions received from associates		29.2	27.9
		227.7	220.8
Borrowing costs		(43.3)	(32.6)
Net cash inflow from operating activities	17	184.4	188.2
Cash flows from investing activities			
Payments for property investments		(173.6)	(179.3)
Investment in units in listed property trust		(41.2)	-
Net cash outflow from investing activities		(214.8)	(179.3)
Cash flows from financing activities			
Net Short Term Notes (repaid)/issued		159.0	(250.0)
Commercial Bill Facilities (repaid)/issued		-	(173.0)
Net Medium Term Notes issued		75.0	510.0
Distributions paid		(202.8)	(96.2)
Net cash inflow/(outflow) from financing activities		31.2	(9.2)
Net decrease in cash		0.8	(0.3)
Cash at the beginning of the reporting period		45.6	69.0
Cash at the end of the reporting	17	46.4	68.7
Non-cash financing and investing activities	17	0.0	91.7

The above Statement of Cash Flows should be read in conjunction with the accompanying notes.

1. Summary of accounting policies

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 31 December 2002 and any public announcements made in respect of General Property Trust during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

(a) Basis of preparation

This general purpose financial report for the interim half year ended 30 June 2003 has been prepared in accordance with the Trust Constitution, Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board, and the Corporations Act 2001. It is prepared on the basis of the going concern and historical cost conventions and has not been adjusted to take account of either changes in the general purchasing power of the dollar or changes in the values of specific assets, except to the extent that General Property Trust property investments have been revalued. The accounting policies adopted are consistent with those of the previous period unless otherwise specified. Comparative information has been reclassified where appropriate to enhance comparability.

(b) Principles of consolidation

The consolidated Financial Statements incorporate all the assets, liabilities and net operating results of the controlled entities. General Property Trust ('GPT') and its controlled entities together are referred to in this Financial Report as the Trust. The effects of all transactions between controlled entities in the Trust have been eliminated in full.

Certain property investments are held via joint ownership arrangements (refer Note 24). These joint ownership arrangements include the ownership of units in single purpose unlisted trusts over which GPT exercises significant influence but does not control ('Associates').

The Trust has adopted the equity method of accounting for its property investments held via Associates in accordance with Accounting Standard AASB 1016: Accounting for Investments in Associates. The Responsible Entity believes that including this information in the Trust Investment Properties note (Note 6) appropriately reflects the nature and substance of the Trust's operations.

(c) Accounting for acquisitions

On the acquisition of property trusts, the fair value of the consideration is compared with the fair value of the assets acquired. Any discount or goodwill arising on acquisition is accounted for in accordance with AASB 1013: Accounting for Goodwill.

(d) Investment properties

The Trust Compliance Plan requires that all Trust property investments be valued at intervals of not more than three years and that such valuations be reflected in the Financial Report of the Trust. It is the policy of the Responsible Entity to review the carrying value of each property every six months. Independent valuations of the individual investments are carried out each three years in accordance with the Corporations Act 2001 and the Trust Constitution, or earlier where the Responsible Entity believes there may be a material change in the carrying value of the property.

A revaluation increment is credited directly to the asset revaluation reserve, unless it is reversing a previous decrement charged as an expense in the Statement of Financial Performance in respect of that same class of assets, in which case the increment is credited to the Statement of Financial Performance.

A revaluation decrement is recognised as an expense in the Statement of Financial Performance, unless it is reversing a revaluation increment previously credited to, and still included in the balance of, the asset revaluation reserve in respect of that same class of assets, in which case it is debited directly to the asset revaluation reserve.

Some property investments are held through the ownership of units in single purpose unlisted trusts where GPT exerts significant influence but does not have a controlling interest. The Trust has adopted the equity method for these Associates (refer Note 1(b)). The property and other property related net assets of the Associates have been disclosed separately in Note 6.

Interests held by GPT in controlled trusts and associated trusts are brought to account at valuation based on the net tangible asset backing at the end of each quarter.

Land and buildings have the function of an investment and are regarded as a composite asset. The applicable Accounting Standards do not require that investment properties be depreciated. Accordingly, the buildings and any component thereof (including plant and equipment) are not depreciated.

Expenses capitalised to properties may include the cost of acquisition, additions, refurbishments, redevelopments, borrowing costs and fees incurred.

1. Summary of accounting policies (Continued)

(e) Financial instruments

Bank bill and money market investments are reported at historic cost. As it is the intention to hold these instruments to maturity they are not revalued to market. Interest accrued at balance date is included in the accounts as a receivable. Interest rate swaps may be entered into to protect the Trust from variable interest rates. These transactions are accounted for on an accruals basis over the life of the facility that they are hedging. The Trust has classified as current liabilities short term note borrowings and medium term notes expiring within one year, notwithstanding that the Trust may hedge the interest rate exposure beyond one year and the fact that the Trust maintains stand-by facilities to provide liquidity backup for the short term/medium term note programme as described in Note 20.

(f) Revenue

Revenue from rents and interest is brought to account on an accruals basis. Revenue not received at balance date is included in the accounts as a receivable. The Trust's proportionate share of net operating results of Associates is included in the net income available for distribution when earned. Such income has been separately disclosed in the Statement of Financial Performance.

(g) Expenditure

Expenditure, including rates, taxes, interest and other outgoings is brought to account on an accruals basis .

(h) Income tax

Under current tax legislation the Trust is not liable for income tax, provided its taxable income and taxable realised gains are fully distributed to Unitholders each year.

(i) Cash flows

For the purposes of the Statement of Cash Flows, cash includes cash at bank, deposits at call and short term money market securities which are readily converted into cash.

(j) Rounding

The Financial Report of the Trust has been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the Financial Report to the nearest tenth of a million dollars, unless otherwise stated. Amounts have been rounded off in the Financial Report in accordance with that Class Order.

Notes to Financial Statements

	Consolidated	
	30 Jun 2003 $m	30 Jun 2002 $m
2. Distributions		
In respect of the six months ended 30 June 2003		
Distribution of 5.2 cents per unit paid on 23 May 2003 (22 May 2002: 5.0 cents)	101.4	94.5
Distribution of 5.3 cents per unit to be paid on 25 Aug 2003 (21 Aug 2002: 5.1 cents)	103.3	97.3
Distribution for the six months ended 30 June 2003 10.5 cents per unit (30 Jun 2002: 10.1 cents)	204.7	191.8
Undistributed income at 30 June	4.6	1.2

	$'000	$'000
3. Expenses		
Expenses have been arrived at after charging the following items:		
Auditors' remuneration:		
Auditing the financial report	282.3	248.4
Other audit related work	60.2	71.0
Total audit and audit related work	342.5	319.4
Other assurance services	73.7	-
Total auditors' remuneration	416.2	319.4

Other assurance services in 2003 includes due diligence reviews on acquisitions completed and considered.

Responsible Entity's fee	12,562.4	16,622.4

From 1 January 2003, the base management fee payable by GPT has been reduced from 0.55% to 0.40% per annum of gross assets and a performance component has been introduced. The performance component, if applicable, is 5% of GPT's outperformance compared to the S&P/ASX Property 200 Accumulation Index. The total fee payable each six months is capped at 0.275% of the gross assets of the Trust. Based on GPT's performance for the six months to 30 June 2003, there is no performance fee payable in respect of the six months to 30 June 2003.

Notes to Financial Statements

	Consolidated 30 Jun 2003 $m	Consolidated 31 Dec 2002 $m
4. Receivables		
Trade debtors	21.1	24.3
Provision for doubtful debts	(1.2)	(1.2)
	19.9	23.1
Distributions receivable from associates	4.1	3.1
Other debtors	58.1	13.5
	82.1	39.7

Other debtors includes $41.2 million due from the disposal of units in a listed property trust.

5. Other current assets

	30 Jun 2003 $m	31 Dec 2002 $m
Prepayments	9.8	13.2

6. Investment properties

	30 Jun 2003 $m	31 Dec 2002 $m
Retail	3,407.4	3,265.9
Office	2,595.8	2,550.8
Hotel and Tourism	518.0	507.3
Industrial	213.4	204.1
	6,734.6	6,528.1

The mixed class of assets has been allocated in the table above as follows:
Melbourne Central : 45% Retail ($237.0 m) and 55% Office ($286.9 m) (Dec 2002: 42% Retail and 58% Office)
Due to the departure of Daimaru and anticipated redevelopment of Melbourne Central, the allocation of the current value has been reviewed.
Brisbane Transit Centre : 83% Office and 17% Hotel and Tourism

	Half-Year 30 Jun 2003 $m	Half-Year 31 Dec 2002 $m
Reconciliation		
Reconciliations of the carrying amounts of investment properties at the beginning and end of the current and previous financial year are set out below.		
Carrying amount at start of the reporting period	6,528.1	6,151.1
Additions	168.8	575.6
Disposals	-	(193.0)
Net increase/(decrease) in revaluation of investment	37.7	(5.6)
Carrying amount at end of the reporting period	6,734.6	6,528.1

Notes to Financial Statements

6. Investment properties (Continued)

Name	Ownership % (1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions $m	Date of Latest Valuation	Independent Valuer	Latest Independent Valuation $m	Additions Since Valuation $m	Book Value 30 Jun 2003 $m (5)	
RETAIL										
Casuarina Square	100	Oct 1973	4.5	141.5	Sep 2002	Knight Frank	264.0	0.5	264.5	
NT						KL Goddard, FAPI				
Charlestown Square	100	Dec 1977	7.3	175.7	Mar 2001	Knight Frank	270.0	3.1	273.1	
NSW						KL Goddard, FAPI				
Pacific Highway, Charlestown	100	Oct 2002	7.1	7.1	-	-	-	-	7.1	
NSW										
Dandenong Plaza	100	Dec 1993	60.2	190.7	Sep 2002	JLL Advisory	203.0	-	203.0	
VIC		Dec 1999	60.3	60.3		BF Sweeney, AAPI				
Erina Fair	33.3, Freehold	Jun 1992	55.1	219.2	Sep 2002	JLL Advisory			184.2	
NSW	16.7, Units in Trust					JE Burdekin, FAPI			90.6	(3)
							224.7	50.1	274.8	
									-	
Penrith Plaza	100	Jun 1971	16.7	398.9	Sep 2001	Knight Frank	96.4 (2)	370.3	466.7	
NSW		Oct 2002	362.9			KL Goddard, FAPI	Refer Notes 6 and 8			
Borec House	100	Jul 2002	10.6	10.7	-	-	-	-	10.7	
NSW										
Penrith Cinemas	100	Apr 1998	17.4	17.5	Sep 2001	Knight Frank	19.0	-	19.0	
NSW						KL Goddard, FAPI				
High Street, Penrith	100	Nov 2002	5.2	6.0	-	-	-	-	6.0	
NSW		Jan 2003	0.8							
Riley Square	100	Jun 1994	11.6	17.1	Sep 2001	Knight Frank	15.0	-	15.0	
NSW						KL Goddard, FAPI				
Sunshine Plaza	50	Dec 1992	32.8	49.9	Sep 2002	FPDSavills (NSW)	73.8 (2)	3.5	77.3	
QLD	Freehold, JVIA					A Johnston, AAPI				
Plaza Parade	50	Jun 1999	4.7	11.7	Sep 2002	FPDSavills (NSW)	9.8	0.3	10.1	
QLD						A Johnston, AAPI				
Horton Parade	50	Jun 1998	3.8	7.4	Sep 2002	FPDSavills (NSW)	6.8	0.2	7.0	(3)
QLD	Units in Trust					A Johnston, AAPI				
Maroochydore Superstore		Feb 1999	5.5	5.5	Sep 2002	FPDSavills (NSW)	6.0	-	6.0	(3)
Plaza QLD				12.9		A Johnston, AAPI			13.0	
									0.3	(3)
Woden Plaza	100	Feb 1986	74.8	244.9	Mar 2003	Knight Frank	375.0	0.4	375.4	
ACT	Leasehold					KL Goddard, FAPI				
Bonner House	100	Oct 2001	9.1	9.3	Mar 2003	Knight Frank	11.0	1.7	11.0	
ACT	Leasehold					KL Goddard, FAPI				
General Property Trust									**2,027.0**	
Carlingford Court	100	Jul 1996	80.1	135.1	Mar 2002	Knight Frank	133.0	0.7	133.7	
NSW						KL Goddard, FAPI				
Chirnside Park	100	Jul 1996	80.5	136.0	Mar 2003	JLL Advisory	132.0	-	132.0	
VIC						BF Sweeney, AAPI				
Wollongong Central	100	Jul 1996	54.0	108.8	Mar 2001	CB Richard Ellis	130.0	6.6	136.6	
NSW		Oct 1998	34.8			NF Proudlove, AAPI				
Floreat Forum	100	Jul 1996	33.3	85.7	Jun 2002	FPDSavills	72.4	21.9	94.3	
WA						AD Johnston, AAPI				
Forestway Shopping Centre	100	Jul 1996	27.0	33.7	Sep 2001	Knight Frank	39.0	4.2	43.2	
NSW						KL Goddard, FAPI				
Macarthur Square	50	Dec 1999	135.0	140.2	Mar 2003	FPDSavills	151.0	0.9	151.9	
NSW						AD Johnston, AAPI				
Parkmore Shopping Centre	100	Jul 1996	120.0	130.0	Mar 2001	JLL Advisory	95.0	5.8	100.8	
VIC						B Sweeney, AAPI				
Aspley Homemaker Centre	100	Nov 2001	43.2	43.7	Jun 2002	JLL Capital Markets	43.5	0.4	43.9	
QLD						WR Wiemann, AAPI				
Bankstown Homemaker	100	Nov 2001	38.2	38.5	Jun 2002	FPDSavills	39.0	-	39.0	
Centre, NSW		(4)	0.3			AD Johnston, AAPI				
Cannon Hill Homemaker	100	Nov 2001	13.9	13.9	Jun 2002	Knight Frank	14.0	-	14.0	
Centre, QLD						IL Gregory, AAPI				
Castle Hill Homemaker	100	Nov 2001	25.4	34.8	Mar 2002	WK Wotton	26.5	9.4	35.9	
Centre, NSW		Jan-03	8.7			W Wotton, FAPI				
Fortitude Valley Homemaker	100	Dec 2001	7.2	31.1	-	-	-	-	31.1	
Centre, QLD										

(1) Freehold, unless otherwise stated.

(2) Present value of termination right and land at latest valuation.

(3) Share of Associate's property assets. The value of the Trust's interest in the Associate's property assets is included in the valuation.

(4) Acquisition costs.

(5) Properties that have been independently valued in the last twelve months are carried at that valuation, except where capital expenditure has been incurred subsequent to valuation. Properties on which such capital expenditure has been incurred and properties which have not been independently valued in the last twelve months are carried at Directors' valuation.

JVIA = Joint Venture Investment Arrangement

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

Notes to Financial Statements

6. Investment properties (Continued)

Name	Ownership % (1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions $m	Date of Latest Valuation	Independent Valuer	Latest Independent Valuation $m	Additions Since Valuation $m	Book Value 30 Jun 2003 $m	(5)
RETAIL (Continued)										
Jindalee Homemaker Centre	100	Nov 2001	38.7	39.3	Mar 2002	Knight Frank	40.0	0.6	40.6	
QLD						IL Gregory, AAPI				
Maribyrnong Homemaker	100	Nov 2001	35.5	35.5	Jun 2002	FPDSavills	38.5	-	38.5	
Centre, VIC						CD Mason, AAPI				
Moorabbin Homemaker	100	Jul 2002	33.3	33.3	-	-	-	-	33.3	
Centre, VIC										
Mt Gravatt Homemaker	100	Nov 2001	17.9	17.9	Mar 2002	JLL Capital Markets	19.4	-	19.4	
Centre, QLD						WR Wiemann, AAPI				
IKEA Building, Prospect	100	Nov 2001	6.9	6.9	Mar 2002	WK Wotton	6.0	-	6.0	
NSW						W Wotton, FAPI				
Springwood Homemaker	100	Nov 2001	15.7	15.7	Mar 2002	JLL Capital Markets	16.0	-	16.0	
Centre, QLD						WR Wiemann, AAPI				
IKEA Homemaker Centre	100	Nov 2001	10.5	10.5	Jun 2002	JLL Capital Markets	12.6	-	12.6	
Underwood, QLD						WR Wiemann, AAPI				
Windsor Homemaker Centre	100	Nov 2001	20.0	20.1	Jun 2002	JLL Capital Markets	20.5	0.1	20.6	
QLD						CJ Chatwood, AAPI				
GEM Retail Property Trust									**1,143.4**	
Total Retail									**3,170.4**	
OFFICE										
2 Park Street	50	Jul 2001	51.2	268.4						
NSW	Units in Trusts	Dec 2001	212.4							
		(4)	0.8							
				268.4	-	-	-	-	269.2	(2)
									(0.8)	(3)
Australia Square	50	Sep 1981	42.5	130.7	Jun 2002	Colliers International	176.2	1.2	177.4	
NSW						W Doherty, AAPI				
MLC Centre	50	Apr 1987	233.5	311.5	Mar 2001	CB Richard Ellis (N2)	298.5	7.2	305.7	
NSW						S Fairfax, AAPI				
Riverside Centre	100	Apr 1984	250.7	294.4	Sep 2002	CB Richard Ellis (C)	245.0	1.0	246.0	
QLD						J Porter, FAPI				
Black Ink House	100	Apr 1984	9.1	15.5	Sep 2002	CB Richard Ellis (C)	14.4	-	14.4	
QLD						J Porter, FAPI				
General Property Trust									**1,011.9**	
Tattersalls Building	100	Sep 1998	59.4	61.5	Oct 2000	Arthur Andersen	68.8	1.7	70.5	
NSW						P Dempsey, FAPI				
10 & 12 Mort Street	100	Jul 1996	58.6	59.9	Mar 2001	Arthur Andersen	50.7	0.3	51.0	
ACT	Leasehold					P Dempsey, FAPI				
530 Collins Street &	100	Jul 1996	310.0	318.8	Sep 2000	JLL Advisory	315.6	7.2	322.8	
120 King Street						GR Longden, AAPI				
VIC										
580 George Street	100	Jul 1996	180.0	210.9	Mar 2001	Arthur Andersen	214.0	7.6	221.6	
NSW						P Dempsey, FAPI				
Darling Park Complex	50	Jun 2000	289.1	461.7						
NSW	Units in Trusts	Mar 2001	100.0							
		(4)	12.0							
				461.7	Apr 2003	Colliers International	465.0	0.1	465.1	(2)
						D Hillier, AAPI			(1.7)	(3)
The National, Building 1	100	Feb 2002	7.4	94.3	-	-	-	-	94.3	
Victoria Harbour, VIC										
The National, Building 2	100	Feb 2002	6.3	31.0	-	-	-	-	31.0	
Victoria Harbour, VIC										
GEM Commercial Property Trust									**1,254.6**	
Total Office									**2,266.5**	

(1) Freehold, unless otherwise stated.
(2) Share of Associate's property assets. The value of the Trust's interest in the Associate's property assets is included in the valuation.
(3) Share of Associate's other property related net assets/(liabilities) which have been included as property (refer Note 1(b)).
(4) Acquisition costs.
(5) Properties that have been independently valued in the last twelve months are carried at that valuation, except where capital expenditure has been incurred subsequent to valuation. Properties on which such capital expenditure has been incurred and properties which have not been independently valued in the last twelve months are carried at Directors' valuation.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

Notes to Financial Statements

6. Investment properties (Continued)

Name	Ownership % (1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions $m	Date of Latest Valuation	Independent Valuer	Latest Independent Valuation $m	Additions Since Valuation $m	Book Value 30 Jun 2003 $m	(9)
MIXED										
Brisbane Transit Centre	50									
QLD	Units in Trust	Nov 1997	42.6	46.6	Dec 2002	Knight Frank			50.4	(2)
	Shares in Company	Nov 1997	0.7	0.7		PR Willington, FAPI			0.7	
				47.3			51.0	0.1	51.1	
Melbourne Central	100									
VIC		May 1999	410.2							
		Mar 2001	17.1							
		(5)	3.5							
			430.8	497.2	Sep 2001	Knight Frank	465.0	58.9	523.9	
						JA Perillo, AAPI				
Total Mixed									**575.0**	
INDUSTRIAL										
Harvey Road	100	May 1999	24.9	24.9	Mar 2002	JLL Capital Markets	24.9	-	24.9	
Kings Park NSW						RJ Ewing, AAPI				
Part Citi-West Industrial Park	100	Aug 1994	60.0	63.2	Mar 2003	FPDSavills	55.3	0.6	55.9	
Grieve Pde & Dohertys Road						R Bowman, AAPI				
Altona North VIC										
Quad 1, Parkview Drive	100	Jun 2001	15.5	15.5	-	-	-	-	15.5	
Homebush Bay NSW	Leasehold									
Quad 2, Parkview Drive	100	Dec 2001	2.3	5.3	-	-	-	10.5	15.8	
Homebush Bay NSW	Leasehold									
Quad 3, Parkview Drive	100	Mar 2003	2.7	0.3	-	-	-	0.3	3.0	(10)
Homebush Bay NSW	Leasehold									
Samsung	100	May 2002	16.1	16.1	-	-	-	-	16.1	
Homebush Bay NSW	Leasehold									
11 Grand Ave, Camellia	100	May 1998	9.9	53.4	Dec 2000	Knight Frank	15.5	37.9	53.4	
Camellia NSW						WR Retallick, FAPI				
15 Berry Street	100	Nov 2000	10.0	10.0	-	-	-	-	10.0	
Granville NSW										
19 Berry Street	100	Dec 2000	18.8	18.8	-	-	-	-	18.8	
Granville NSW										
General Property Trust									**213.4**	
Total Industrial									**213.4**	
HOTEL & TOURISM										
Ayers Rock Resort	100	Dec 1997	231.9	340.5	Sep 2001	JLL Hotels			336.1	
NT	Part leasehold					MA Cooper, AAPI				
									7.0	(3)
							290.0	53.1	343.1	
									11.9	(4)
Cape Tribulation	100	Mar 2002	11.5	16.7	-	-	-	-	16.7	
QLD	Part leasehold									
Wildman River	100	Jun 2001	0.5	0.8	-	-	-	-	0.8	
NT	Part leasehold									
Four Points Hotel, Sydney	100	May 2000	146.1	162.6	Mar 2002	Colliers International	136.0	5.5	141.5	
NSW	Leasehold					R McIntosh, FAPI				
	Security Deposit								(7.0)	(6)
									134.5	
161 Sussex St Pty Limited	Loan								2.8	(7)
	40								(0.5)	(8)
	Refer Note 6									
Total Hotel & Tourism									**509.3**	
Total Investment Properties									**6,734.6**	

(1) Freehold, unless otherwise stated.
(2) Share of Associate's property assets. The value of the Trust's interest in the Associate's property assets is included in the valuation.
(3) Represents loan to Voyages Hotels & Resorts Pty Limited for the purchase of plant and equipment.
(4) Represents loan to Voyages Hotels & Resorts Pty Limited of $6.9 million for the purchase of a 46% interest in Kings Canyon Resort and $5.0 million for working capital.
(5) Acquisition costs.
(6) Security deposit held by GPT.
(7) Loan to 161 Sussex Street for purchase of business assets. Undrawn finance facilities of 161 Sussex Street at balance date total $1.2 million (GPT share).
(8) Share of 161 Sussex Street property related net assets which have been included as property (refer Note 1(b)).
(9) Properties that have been independently valued in the last twelve months are carried at that valuation, except where capital expenditure has been incurred subsequent to valuation. Properties on which such capital expenditure has been incurred and properties which have not been independently valued in the last twelve months are carried at Directors' valuation.
(10) Leasehold title expected to issue in July 2003.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

	Consolidated - Half-Year	
	30 Jun 2003	31 Dec 2002
	$m	$m

6. Investment properties (Continued)

Additions to existing investments

During the half-year ended 30 June 2003 the following additions were made to existing property investments:

	30 Jun 2003 $m	31 Dec 2002 $m
Retail	52.9	70.1
Office	48.3	54.7
Mixed	36.2	8.8
Industrial	8.5	4.6
Hotel & Tourism	10.7	15.4
	156.6	153.6

Additions to property include capitalised interest on redevelopment of $6.3 million using an interest rate of 6.77% (Half-year Dec 2002: $6.3 million using 6.80%).

Ayers Rock Resort
A number of projects were completed at the Resort this year. These included: the upgrade and expansion of the Resort's commercial laundry at a cost of $6.7 million, the upgrade of the water and sewerage infrastruture at a cost of $2.4 million, Sails in the Desert kitchen refurbishment at a cost of $1.4 million and Winkiku Restaurant refurbishment at a cost of $0.6 million. In addition, a $1.7 million upgrade of the Outback Pioneer Hotel bathrooms is underway and will be completed in July 2003.

Australia Square
Work has commenced on a $11.0 million (GPT's share $5.5 million) upgrade of the public spaces and the Plaza Building. The works are forecast to complete in early 2004 to enhance the leasing campaign for the ex Lend Lease space.

Cape Tribulation
The resort's refurbishment and infrastructure upgrade was completed in May 2003 at a cost of approximately $6.0 million.

Chirnside Park
The $3.5 million foodhall remix which involved replacing Franklins with Aldi and associated specialty remixing was completed in May 2003.

Docklands NAB Campus, Melbourne
In February 2002, GPT acquired the site upon which the new National Australia Bank ('NAB') 56,000 sq m office development in Docklands, Melbourne is being constructed. This development will be delivered in two stages with completion in late 2003 and mid 2004 respectively. GPT paid $13.7 million for the site including acquisition costs. The cost of the development, after enhancements agreed with the NAB, is forecast to be approximately $242 million. GPT has executed an Agreement for Lease with NAB and executed a Development Agreement with Lend Lease Development. Costs of $125.3 million has been expended to June 2003.

Erina
Construction commenced in January 2002 on the expansion of Erina Fair. The total development cost is $210.0 million (GPT's share $105.0 million) with forecast completion late 2003. Work to the value of $165.4 million (GPT's share $82.7 million) has been completed to June 2003.

Floreat Forum
Construction commenced in August 2001 on the $46.0 million redevelopment. Stage 1, which includes the expansion of two supermarkets, specialty remixing and centre refurbishment, and additional carparking was completed in December 2002. Stage 2, which incorporates the Town Square precinct is scheduled to be completed in August 2003.

Forestway
Construction has commenced on the $5.0 million centre upgrade which includes expanding Woolworths, introducing Franklins,and associated specialty remixing. The project is programmed for completion in late 2003.

Four Points Hotel, Sydney

The hotel's refurbishment will be complete in July 2003. A new PABX will be installed by September 2003 at a cost of approximately $0.6 million.

Melbourne Central
Daimaru vacated the centre in July 2002. Under the terms of the early lease cessation, the Trust received a cash sum equivalent to five years gross rent. Of the early termination payment $2.9 million has been recognised during the period to December 2002 and $7.3 million to June 2003. Construction commenced in November 2002 with the total development cost being $226.5 million and forecast completion late 2004. Costs to the value of $55.8 million have been expended to June 2003.

In addition, work has commenced on the upgrade of the office tower lobby. As at 30 June 2003, $0.5 million of a $5.5 million total cost has been expended.

11 Grand Ave, Camellia
Work commenced on $9.7 million Stage 2 of this development in January 2003. An agreement to lease has been signed with Cassons over 5,430 sqm of the 12,000 sqm development.

6. Investment properties (Continued)

Sunshine Plaza

The $40.0 million (GPT's share $20.0 million) Plaza Parade and Riverwalk development which incorporates a new supermarket, additional cinemas and a restaurant precinct was completed in December 2002.

Masterplanning

Works are continuing on the masterplans of a number of centres including Penrith Plaza, Macarthur Square, Charlestown Square and Wollongong Central.

Purchase of Investments

High Street, Penrith

GPT acquired 557 High Street, Penrith (shop 6), opposite Penrith Plaza, for $0.8 million including acquisition costs in January 2003.

Telstra land, Castle Hill

GPT acquired a site adjoining the Castle Hill Homemaker Centre for $8.7 million including acquisition costs in January 2003.

The Quad, Parkview Drive, Homebush Bay

The right to acquire The Quad 3 leasehold title was acquired in March 2003. The leasehold title is expected to issue to GPT in July 2003. Construction of the Quad 3 building is anticipated to commence in the 6 months to December 2003.

Joint venture investment arrangements

Penrith Plaza

During the period all outstanding matters in relation to the Joint Venture Investment Arrangement ('JVIA') were finalised. Penrith Plaza freehold is now owned unencumbered.

Sunshine Plaza

GPT and Australian Prime Property Fund Retail ('APPFR') entered into a JVIA with the Commonwealth Bank of Australia ('CBA') in 1994. Under the terms of the JVIA:

(a) A ground lease has been granted to the CBA for land owned by GPT and APPFR.

(b) GPT and APPFR make deposits with the CBA and receive a return on those deposits based on the income of the Centre. These deposits are repayable in 2006 or on termination of the ground lease or at its expiry.

(c) GPT has a right to terminate the ground lease each year over a five year period commencing June 2002. However, each party must agree to the termination if exercised in 2002 or 2003. When the right is exercised a payment is made to CBA under a formula based on the valuation of the Centre at development completion ($284 million) and termination date and the CBA will refund the deposits made by GPT. GPT's obligations in the JVIA are limited to its 50 percent share.

Other information

Ayers Rock Resort

The property is owned by GPT. The hotel businesses are owned and operated by Voyages Hotels & Resorts Pty Limited, which is wholly owned by GPT Hotel Management Pty Limited. GPT has leased the resort to Voyages Hotels & Resorts Pty Limited. GPT Hotel Management Pty Limited is a company with A and B Class shares. The A Class shares of GPT Hotel Management Pty Limited carry only voting rights and they are owned by GPT Operating Company Trust on behalf of the unitholders of GPT. The B Class shares of GPT Hotel Management Pty Limited are owned by GPT and carry the income entitlement.

Cape Tribulation

These properties are owned by GPT and leased to Voyages Hotel & Resorts Pty Limited.

Four Points Hotel

The property is owned by GPT. GPT also has a 40% interest in an associated company, 161 Sussex Street Pty Limited ('the Company') which leases and operates the hotel. Starwood Pacific Hotels Pty Limited ('Starwood'), a wholly owned subsidiary of Starwood Hotels and Resorts Worldwide Inc. owns the remaining 60% interest.

In May 2000, the Company leased the hotel from GPT for ten years, with the Company having an option to extend the lease for a further term of five years. After May 2005 the lease may be terminated by GPT if the hotel is sold. The Company has provided a security deposit of $7.0 million.

At the time of acquisition, GPT provided $4.0 million by way of loan to the Company to fund its purchase of business assets, the payment of the security deposit and initial working capital requirements. In December 2001, GPT invested an additional $1.6 million in the Company. The Company also repaid $1.2 million of GPT's loan, hence the loan balance at June 2003 is $2.8 million. During the year GPT invested an additional $1.0 million in the Company.

7. Commitments

	Consolidated 30 Jun 2003 $m	Consolidated 31 Dec 2002 $m
(a) Capital expenditure		
At balance date capital expenditure approved but not provided for in the Financial Report:		
Directly held investment properties		
Australia Square	6.1	-
Casuarina Square	0.8	1.4
Charlestown Square	2.2	-
Erina	14.9	36.3
MLC Centre	4.4	6.1
Riverside Centre	0.9	3.7
11 Grand Avenue, Camellia	2.0	-
Woden	0.1	2.6
Other properties	0.5	4.8
Unlisted controlled entities		
580 George St	2.6	-
530 Collins St	1.0	1.2
Ayers Rock Resort	5.5	12.1
Cape Tribulation	-	5.8
Chirnside	0.1	1.3
Docklands NAB Campus	116.7	160.8
Four Points Hotel	1.0	3.2
Floreat Forum	0.2	15.1
Forestway	5.2	-
Jindalee Homemaker	0.8	-
Melbourne Central	170.7	219.4
Parkmore	1.2	1.2
Wollongong Central	0.6	0.1
Other properties	2.2	1.5
Investments in associates		
Darling Park	1.5	2.4
Erina Property Trust	7.4	18.1
Roma Street Trust	0.3	-
	348.9	497.1
Due within 1 year	263.4	379.7
Due between 1 and 5 years	85.5	117.4
	348.9	497.1

(b) Investments

At balance date deposit commitments existed in respect of interests in Joint Venture Investment Arrangements contracted but not provided for in the Financial Report (refer Notes 6 and 8):

	30 Jun 2003 $m	31 Dec 2002 $m
Sunshine Plaza		
Due within 1 year	4.7	4.7
Due between 1 and 5 years	13.8	13.8
	18.5	18.5

(c) Operating leases

Estimated aggregate amount of operating lease expenditure agreed or contracted but not provided for in the Financial Report:

	30 Jun 2003 $m	31 Dec 2002 $m
Due within 1 year	0.2	0.2
Due between 1 and 5 years	0.9	0.9
Due between 5 years and expiry date of leases	2.5	2.6
	3.6	3.7

Notes to Financial Statements

	Consolidated 30 Jun 2003 $m	Consolidated 31 Dec 2002 $m

8. Other financial assets

	30 Jun 2003 $m	31 Dec 2002 $m
Deposits		
Deposits at cost - Sunshine Plaza	70.0	70.0
	70.0	70.0

Reconciliation
Reconciliations of the carrying amounts of other financial assets at the beginning and end of the current and previous reporting period are set out below.

	30 Jun 2003 $m	31 Dec 2002 $m
Carrying amount at start of the reporting period	70.0	305.9
Additions - Sunshine Plaza	-	4.9
Refunds - Penrith Plaza	-	(240.8)
Carrying amount at end of the reporting period	70.0	70.0

The movement in the prior period relates to the unwinding of the Penrith Plaza Joint Venture Investment Arrangement ('JVIA') in October 2002, which also resulted in an increase in Investment Properties (refer Note

9. Payables - Current

	30 Jun 2003 $m	31 Dec 2002 $m
Trade creditors	117.8	146.1
Creditors - other	3.1	3.8
- related party	2.2	2.0
Responsible Entity's fee	6.3	8.7
	129.4	160.6

10. Interest bearing liabilities - Current

	30 Jun 2003 $m	31 Dec 2002 $m
Short and Medium Term Notes (refer Note 1(e) and Note 20)	515.0	356.0
	515.0	356.0

11. Provisions

	30 Jun 2003 $m	31 Dec 2002 $m
Distributions payable	103.3	101.4

12. Interest bearing liabilities - Non-current

	30 Jun 2003 $m	31 Dec 2002 $m
Medium Term Notes (refer Note 1(e) and Note 20)	955.0	880.0
CPI Coupon Indexed Bonds	125.0	125.0
	1,080.0	1,005.0

Notes to Financial Statements

	Consolidated	
	30 Jun 2003 $m	31 Dec 2002 $m
13. Contributed equity		
1,949,716,610 (Dec 2002: 1,949,716,610) units	4,400.8	4,400.8
	4,400.8	4,400.8

No additional units have been issued in the six months to June 2003

	30 Jun 2003 $m	30 Jun 2002 $m
14. Equity securities issued		
Distributions satisfied by the issue of ordinary units under the distribution reinvestment plan	-	91.7

(a) Distribution reinvestment plan

The Trust operated a distribution reinvestment plan ('DRP') under which holders of ordinary units elected to have all or part of their distribution entitlements satisfied by the issue of new ordinary units rather than being paid in cash. Units were issued under the plan at a 2% discount to the market price. The DRP was terminated and did not apply to the distribution for the December 2002 and March 2003 quarters. The DRP will not apply to the June 2003 quarter.

15. Asset revaluation reserve

Nature and purpose of reserve

The asset revaluation reserve is used to record increments and decrements on the revaluation of non-current assets, as described in accounting policy note 1(d). The reserve is predominantly comprised of unrealised gains resulting from the revaluation of the Trust's property investments. The balance, or any part of the balance, standing to the credit of the reserve may be transferred to the Trust's distributions. During the Half-year to December 2002 $5.6 million of the net loss on sale of investment properties was transferred to distributions.

Notes to Financial Statements

	Consolidated - Half-Year 30 Jun 2003 $m	31 Dec 2002 $m
15. Asset revaluation reserve (Continued)		
Balance at the beginning of the reporting period	672.1	683.3
Increases/(decreases):		
Directly held investment properties		
Altona North & Brooklyn	(1.9)	-
Bonner House	1.7	-
Casuarina Square	-	4.6
Dandenong Plaza	-	0.5
Erina Fair	-	8.9
Plaza Parade	-	(1.6)
Riverside Centre	-	(32.1)
Black Ink House	-	0.1
Sunshine Plaza	-	11.4
Woden Plaza	31.0	-
Reserves attributable to controlled entities		
Chirnside Park	10.4	-
Macarthur Square	4.2	-
Woolstore, Teneriffe	-	0.1
Reserves attributable to associates		
Brisbane Transit Centre	-	(1.3)
Darling Park	(7.7)	0.2
Erina	-	4.5
Horton Parade/Maroochydore Superstore	-	(0.9)
Net increase in valuations	37.7	(5.6)
Transfer to Distribution:		
Net book loss on sale of Bankstown	-	(5.6)
Net transfer to Distribution	-	(5.6)
Balance at the end of the reporting period	709.8	672.1

Notes to Financial Statements

	Consolidated	
	30 Jun 2003	31 Dec 2002
	$m	$m
16. Total equity		
This represents amounts subscribed for units and options together with total reserves resulting in a net tangible asset backing of $2.62 (Dec 2002:$2.60) per unit based on the number of GPT current units.	5,115.2	5,073.6

	Consolidated	
	30 Jun 2003	30 Jun 2002
	$m	$m
17. Notes to the statement of cash flows		
(a) **Reconciliation of net operating income to net cash provided by operating activities**		
Net operating income	208.6	192.5
Responsible Entity's fee	(2.4)	0.8
Interest capitalised	(6.3)	(6.3)
Net cash provided by operating activities before changes in assets and liabilities	199.9	187.0
(Increase)/decrease in receivables	3.0	(0.6)
Increase/(decrease) in payables	(18.5)	1.8
Net cash provided by operating activities	184.4	188.2
(b) **Reconciliation of Cash**		
Disclosed in Statement of Financial Position as:		
Cash	46.4	68.7
(c) **Non-cash financing and investing activities**		
Units issued under the distribution reinvestment plan	-	91.7
	-	91.7

	Consolidated	
	30 Jun 2003	30 Jun 2002
18. Earnings per unit		
Basic earnings per unit - (cents) (Net operating income divided by weighted average number of units)	10.7	10.1
Weighted average number of ordinary units on issue during the period used in the calculation of basic earnings per unit - (millions)	1,949.7	1,898.6

Notes to Financial Statements

19. Investments in controlled entities and associates

Name of Entity	Interest %	Consolidated - Half-Year Contribution to net operating income 30 Jun 2003 $m	30 Jun 2002 $m
Parent entity			
General Property Trust		64.8	56.8
Controlled entities			
GPT Hotel Trust	100	-	-
Ayers Rock Resort Trust	100	14.4	14.7
GPT Hotel (Darling Harbour) Trust	100	6.2	6.4
GPT Hotel (Hamilton Island) Trust	100	-	-
GPT Office Trust	100	-	2.2
GPT Pty Limited	100	-	-
GPT Subsidiary Holding Trust	100	-	-
GEM Retail Property Trust	100	29.7	27.8
Homemaker Retail Property Trust	100	15.3	11.7
GEM Commercial Property Trust	100	0.4	1.4
Growth Equities 530 Collins Street Trust	100	12.9	13.3
Growth Equities 580 George Street Trust	100	8.9	7.9
New Property Investment Trust No. 1	100	2.8	2.8
GEM Allendale Trust	100	-	-
GPT Victoria Harbour No 1B Trust	100	-	-
GPT Victoria Harbour No 1A Trust	100	-	-
GPT Victoria Harbour No 2B Trust	100	-	-
GPT Victoria Harbour No 2A Trust	100	-	-
Melbourne Central Holdings Pty Ltd	100	-	-
Melbourne Central Unit Trust	100	23.0	19.9
Melbourne Central Custodian Pty Ltd	100	-	-
GPT Industrial Trust (formerly Wales House Trust)	100	-	-
GPT Industrial (Somerton) Trust	100	-	-
		113.6	108.1
Associates			
Erina Property Trust	50	2.2	2.0
Darling Park Trust	50	9.5	9.4
Darling Park Property Trust	50	7.0	6.9
Horton Trust	50	0.5	0.4
Roma Street Trust	50	2.5	2.3
2 Park Street Trust	50	9.4	7.4
161 Sussex St Pty Limited	40	(0.9)	(0.8)
		30.2	27.6
		208.6	**192.5**

All equity interests, as described in Note 6, issued by General Property Trust and its controlled entities are ordinary interests.

All associates have a reporting period of 30 June, except for Horton Trust and 161 Sussex St Pty Limited which have a reporting period of 31 December.

Notes to Financial Statements

19. Investments in controlled entities and associates (Continued)

	Consolidated - Half-Year	
	30 Jun 2003 $m	31 Dec 2002 $m
Reserves attributable to associates		
Balance at the beginning of the reporting period	33.5	30.8
Revaluations during the reporting period	(7.7)	2.7
Balance at the end of the reporting period	25.8	33.5
Movements in carrying amount of investments in associates		
Carrying amount of investments at the beginning of the reporting period	882.9	860.2
Net operating income attributable to associates	30.2	31.4
Less: Distributions received/receivable	(30.2)	(31.4)
Issue of equity	10.4	20.0
Share of movements in asset revaluation reserve	(7.7)	2.7
Carrying amount of investments at the end of the reporting period	885.6	882.9
Summary of the financial position of associates		
The recognised amounts of aggregate assets and liabilities of associates are:		
Assets	899.9	896.2
Liabilities	(15.3)	(14.3)
Share of net assets of associates	884.6	881.9
Incidental costs on acquisition prior to latest revaluation of associate's asset	1.0	1.0
Carrying amount of investments at the end of the reporting period	885.6	882.9

Share of associates' capital expenditure commitments - refer Note 7

Share of associates' financing facilities - refer Note 6

	Consolidated 30 Jun 2003 $m	Consolidated 31 Dec 2002 $m
20. Finance facilities		
Bank stand-by facilities	400.0	400.0

The Trust has stand-by facilities of $400 million (Dec 2002: $400 million) to provide liquidity backup for the Short Term/Medium Term Note Programme which were not utilised at balance date. $200 million matures on 30 October 2003 and a further $200 million matures on 22 November 2003. It is anticipated that it will be possible to extend all facilities.

	30 Jun 2003 $m	31 Dec 2002 $m
Short Term Note / Medium Term Note Programme	2,000.0	2,000.0
Maximum amount of Short Term Notes on issue during the reporting period	625.0	548.0
Amount of Short Term Notes outstanding at the end of the reporting period	515.0	356.0
Maximum amount of Medium Term Notes on issue during the reporting period	955.0	1,040.0
Amount of Medium Term Notes outstanding at the end of the reporting period	955.0	880.0

The Short Term/Medium Term Note Programme ('the Programme') is a revolving, non-underwritten, floating rate programme. The Programme provides flexible short term and medium term funding to enable the Trust to fund commitments and to act promptly on investment opportunities. The Programme can be terminated at the discretion of the Trust and is unsecured. The Trust issued $60 million 2 year callable Medium Term Notes in February 2002 which the Trust called and cancelled in August 2002.

CPI Coupon Indexed Bonds

On 10 December 1999, the Trust issued CPI Coupon Indexed Bonds totalling $125 million. The securities will expire on 10 December 2029 and have a current coupon of 6.76%. The coupon compounds quarterly at the rate of CPI.

Finance Facilities as at 30 June 2003

					Fixed interest maturing in		
	Notes	Total	Non-Interest bearing	Floating interest rate	1 year or less	Over 1 year to 5 years	More than 5 years
		$m	$m	$m	$m	$m	$m
Financial assets							
Cash and deposits		46.4	-	46.4	-	-	-
Receivables	4	82.1	82.1	-	-	-	-
		128.5	82.1	46.4	-	-	-
Weighted average interest rate				4.7%			
Financial liabilities							
Interest bearing liabilities	10, 12	1,595.0	-	1,195.0	-	400.0	-
Trade and other payables	9	129.4	129.4	-	-	-	-
Interest rate swaps		-	-	(830.0)	240.0	410.0	180.0
Forward start interest rate swaps		(485.0)	-	-	(285.0)	(150.0)	(50.0)
Forward start interest rate swap maturities		485.0	-	-	-	185.0	300.0
		1,724.4	129.4	365.0	(45.0)	845.0	430.0
Weighted average interest rate				5.2%	5.6%	6.0%	5.6%
Net financial (liabilities)/assets		(1,595.9)	(47.3)	(318.6)	45.0	(845.0)	(430.0)

Unrealised losses on interest rate swaps totalling $28.8 million (Dec 2002: $10.3 million unrealised losses) have not been recognised in the financial statements as it is intended the Trust will retain these swaps to maturity.

The net fair value of all other financial assets and liabilities approximates their carrying value.

20. Finance facilities (Continued)

Finance facilities as at 31 December 2002

	Notes	Total	Non-Interest bearing	Floating interest rate	Fixed interest maturing in: 1 year or less	Over 1 year to 5 years	More than 5 years
		$m	$m	$m	$m	$m	$m
Financial assets							
Cash and deposits		45.6	-	45.6	-	-	-
Receivables	4	39.7	39.7	-	-	-	-
		85.3	39.7	45.6	-	-	-
Weighted average interest rate				4.4%			
Financial liabilities							
Interest bearing liabilities	10, 12	1,361.0	-	961.0	-	400.0	-
Trade and other payables	9	160.6	160.6	-	-	-	-
Interest rate swaps		-	-	(730.0)	-	450.0	280.0
Forward start interest rate swaps		(50.0)	-	-	(50.0)	-	-
Forward start interest rate swap maturities		50.0	-	-	-	50.0	-
		1,521.6	160.6	231.0	(50.0)	900.0	280.0
Weighted average interest rate				5.4%	-	5.9%	6.5%
Net financial (liabilities)/assets		(1,436.3)	(120.9)	(185.4)	50.0	(900.0)	(280.0)

	Consolidated 30 Jun 2003	Consolidated 30 Jun 2002
Key Financing Measures		
Debt to Total Assets	23.0%	20.3%
Interest Cover Ratio	6.6	6.9

Notes to Financial Statements
Half-Year ended 30 June 2003

21. Segment information

Primary reporting - business segments

Half-Year Ended 30 June 03

	Retail $m	Office $m	Industrial $m	Hotel and Tourism $m	Consolidated $m
Total segment revenue	175.2	91.2	10.3	21.7	298.4
Share of net profit of associates	2.6	28.2		(0.6)	30.2
Unallocated revenue					43.5
Revenue from ordinary activities					372.1
Segment result	132.8	97.1	8.6	20.8	259.3
Responsible Entity's fee and other					(13.4)
Borrowing costs					(37.3)
Net operating income					208.6

Half-Year Ended 30 June 2002

	Retail $m	Office $m	Industrial $m	Hotel and Tourism $m	Consolidated $m
Total segment revenue	164.7	88.7	6.9	21.9	282.2
Share of net profit of associates	2.5	25.7	-	(0.6)	27.6
Unallocated revenue					0.9
Revenue from ordinary activities					310.7
Segment result	125.4	92.3	5.7	21.1	244.5
Responsible Entity's fee and other					(19.4)
Borrowing costs					(32.6)
Net operating income					192.5

22. Transactions with Lend Lease Group

The Responsible Entity of the Trust is GPT Management Limited, a wholly owned subsidiary of Lend Lease Corporation Limited.

Details of the Responsible Entity's fee are disclosed in Note 3. The Responsible Entity's immediate and ultimate holding company is Lend Lease Corporation Limited.

All dealings between the Trust and Lend Lease Corporation Limited and its controlled entities and related parties ('Lend Lease') are on normal commercial terms and conditions and material dealings are reviewed by the Audit and Risk Management Committee. All contracts are subject to commercial appraisal, on a basis acceptable to the Responsible Entity, by an external valuer or a qualified external party approved by the Responsible Entity.

The following transactions have taken place with the Lend Lease Group during the period:

	Consolidated	
	30 Jun 2003 $m	30 Jun 2002 $m
Capital expenditure in relation to contracts for development, refurbishment and upgrades	122.0	84.2
Purchase of property right	0.9	-
Property management including property maintenance and insurance	13.8	12.3
Rental income from Lend Lease Group	4.1	3.8
Income guaranteed by Lend Lease under development and sale agreements	0.2	0.3
GPT's Share of Associate's Responsible Entity Fee	0.9	0.9

Lend Lease Group companies or trusts managed by a Lend Lease Group company held units in the Trust at 30 June, 2003 as follows:

	30 Jun 2003 Units	31 Dec 2002 Units
GPT Management Ltd as Trustee and Responsible Entity for the GPT Split Trust	22,293,700	22,613,175

23. Matters subsequent to the end of the reporting period

Citiwest Business Park, Altona

In July 2003, GPT acquired a site adjoining it's current site at Altona for $1.5 million including acquisition costs. A 10 year pre-lease with the Just Jeans Group has been agreed for a 12,200 sqm complex on the new site. Construction is expected to commence in July 2003 at a cost of $5.3 million.

24. Other information

Commencement date of the Trust

The Trust was constituted on 27 November 1970.

Life of the Trust

The life of the Trust is not limited by a term of years. The Trust shall continue whilst the units are listed on the Australian Stock Exchange Limited.

The principal activities of the Trust

General Property Trust was established to provide a vehicle for investors to own a share in a diversified portfolio of Australian property. During the period the Trust principally invested in property investments.

Policies for investments and borrowings by the Trust

The Trust invests in investment grade property to achieve income combined with the opportunity for capital growth for investors over a period of years. Investments in land and buildings are purchased at independent valuation plus acquisition costs. Investments in refurbishments and upgrades are at cost.

Deposits made under development agreements are at normal commercial money market terms.

Under the terms of the Trust Constitution, the Trust may borrow money unsecured or secured by the investments of the Trust. Trust borrowings at 30 June 2003 totalled $1,595.0 million which is approximately 23.0% (Dec 2002: 20.3%) of total assets.

Hamilton Island

On 27 June 2003, GPT Management Limited and Voyages Hotels and Resorts Pty Ltd entered into an Implementation Agreement with Hamilton Island Limited in relation to the proposed acquisition of Hamilton Island by GPT and Voyages. The Directors of Hamilton Island Limited, subject to the findings of the Independent Expert, have indicated they intend to recommend that shareholders support the proposal for Voyages to acquire the shares in Hamilton Island Limited at $2.83 per share, in the absence of a higher bid.

Should this proposal be successful, GPT would acquire the real estate assets of the resort from Voyages. GPT's total investment in the resort is estimated to be approximately $186 - $188 million. Completion is estimated to occur in September 2003.

Rouse Hill

On 28 February 2003, Landcom announced that a joint venture between GPT and Lendlease has been named as preferred tenderer to create a new $1 billion regional centre at Rouse Hill in Sydney's north-west by the NSW Government. This project, which includes a large scale residential, retail and town centre development, is proposed to be undertaken jointly by GPT and Lend Lease's urban communities business in partnership with Planning NSW and Landcom who will retain ownership of the site.

24. Other information (Continued)

Property jointly owned

Retail
Erina Fair is owned 50% by the Trust, through its interest in the property and its 50% interest in Erina Property Trust. The other 50% is owned by Lend Lease Real Estate Investments Limited ('LLREI'), on behalf of the Unitholders in the Australian Prime Property Fund Retail ('APPFR').

Macarthur Square is owned 50% by the Trust. The remaining 50% of Macarthur Square is held by LLREI on behalf of the Unitholders in the APPFR.

The Trust and LLREI have an equal interest in the Sunshine Plaza Joint Venture Investment Arrangement. LLREI holds the interest on behalf of the Unitholders in the APPFR.

Horton Parade and the Maroochydore Superstore Plaza are owned 50% by the Trust through its 50% interest in Horton Trust. The remaining 50% of Horton Trust is held by LLREI on behalf of the Unitholders in the APPFR.

Plaza Parade in Maroochydore is owned 50% by the Trust. The remaining 50% of Plaza Parade is held by LLREI on behalf of the Unitholders in the APPFR.

Office
Australia Square is owned 50% by the Trust. The remaining 50% is owned by Paladin Australia Limited on behalf of the Unitholders in the Deutsche Office Trust.

The Trust has a 50% interest in the Darling Park complex. This interest comprises a 50% interest in the Darling Park Trust which holds a 60% interest in the complex and a 50% interest in Darling Park Property Trust which holds a 40% interest in the complex. An additional 50% interest in the complex is held by AMP funds comprising the remaining 50% interest in the Darling Park Trust owned by AMP Henderson Global Investors Limited on behalf of the Unitholders in the AMP Office Trust, and the remaining 50% interest in Darling Park Property Trust owned by AMP Life Limited on behalf of the AMP Statutory Fund Number 2.

The MLC Centre is owned 50% by the Trust. The remaining 50% is owned by Queensland Investment Corporation.

2 Park Street is owned 50% by the Trust through its 50% interest in the 2 Park Street Trust. The remaining 50% is owned by Macquarie Office Management Limited on behalf of the Unitholders in the Macquarie Office Trust.

Mixed
The Brisbane Transit Centre is owned by the Roma Street Trust. Roma Street Trust and the B class shares of Roma Street Operations Pty Limited are owned 50% by the Trust. The remaining 50% interest in Roma Street Trust is held by Lend Lease Real Estate Investments Limited on behalf of the Unitholders of Australian Prime Property Fund Commercial.

Hotel & Tourism
The Trust owns a 40% interest in 161 Sussex Street Pty Limited. The remaining 60% interest is held by Starwood Pacific Hotels Pty Limited.

Buyback arrangement

As the Trust is listed buy-back arrangements are not required.

Bonus issues

No bonus issues were made during the reporting period.

Directors' Declaration

The directors of the Responsible Entity declare that the financial statements and notes of the Trust set out on pages 1 to 25:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Trust's financial position as at 30 June 2003, and of its performance as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the directors opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001, and

(b) there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Richard Longes	Brian Norris
Director	Director
GPT Management Limited	

Sydney
29 July 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwcglobal.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent Audit Report to the Unitholders of General Property Trust

Audit opinion

In our opinion, the financial report, set out on pages 1 to 26:

- presents a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of the General Property Trust Group (defined below) as at 30 June 2003 and of its performance for the half-year ended on that date.
- is presented in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the half-year ended 30 June 2003 is the responsibility of the directors of GPT Management Limited (the 'Responsible Entity'). It includes the financial statements for the General Property Trust Group (the Group) which incorporates General Property Trust and the entities it controlled during the half-year ended 30 June 2003.

The auditor's role and work

We conducted an independent audit of the financial report in order to express an opinion on it, so as to enable the Trust to lodge the financial report with the Australian Securities & Investments Commission. Our role was to conduct the audit in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our audit did not involve an analysis of the prudence of business decisions made by the directors or management.

In conducting the audit, we carried out a number of procedures to assess whether in all material respects the financial report presents fairly a view in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001, which is consistent with our understanding of the Group's financial position, and its performance as represented by the results of its operations and cash flows.

The procedures included:

- selecting and examining evidence, on a test basis, to support amounts and disclosures in the financial report. This included testing, as required by auditing standards, certain internal controls, transactions and individual items. We did not examine every item of available evidence
- evaluating the accounting policies applied and significant accounting estimates made by the directors in their preparation of the financial report
- obtaining written confirmation regarding material representations made to us in connection with the audit
- reviewing the overall presentation of information in the financial report.

Our audit opinion was formed on the basis of these procedures.

Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit work, we were engaged to undertake other services for the Group. These services are disclosed in note 3 to the financial statements. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers

R D Deutsch
Partner

Sydney
29 July 2003

ASX Company Announcement

Date:	Wed Jul 30 09:09:46 2003
Document Image #:	00372807
Announcement Type:	Periodic Reports – Other
ASX Description:	GPT 2003 Half Year Results

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
2003 Mid Year Results

30 July 2003

GPT ANNOUNCES INCREASED DISTRIBUTION AND EARNINGS

GPT today declared earnings per unit of 10.7 cents per unit (cpu) for the six months to 30 June 2003, an increase of 5.5% over the previous corresponding period.

A distribution of 5.3 cpu for the June quarter was announced, taking the distribution for the six months to June 2003 to 10.5 cpu. This represents an increase of 4% on the distribution for the previous corresponding period and continues a positive trend in the Trust's underlying earnings and distributions.

GPT Management Limited Chief Executive, Mr Nic Lyons, said that the 5.5% increase in earnings reflected a solid result from GPT's property portfolio as well as the impact of a recent change to GPT's fee structure.

"We have continued to build on the trend in earnings growth established over the last few years and demonstrated the benefit of the Trust's key strategies of improving asset quality, enhancing diversity, leveraging core skills and accessing capital cost effectively," Mr Lyons said.

GPT's net operating result was $208.6 million, representing an increase of 8.4% on the previous corresponding period.

"We are also well progressed with initiatives which will drive longer-term growth – our retail development pipeline has gained further momentum, with $1 billion in developments planned over the next seven years. The major developments at Erina Fair in NSW and Melbourne Central are progressing extremely well," Mr Lyons said.

"GPT currently has $650 million in development projects across its four property portfolios. In addition to the retail projects, current works include the National Buildings in Melbourne, Stage 2 of our Camellia industrial estate and Quad 3. Works at the Four Points in Sydney and the Cape Tribulation Resort in Queensland have recently been completed.

"The development agreement with Landcom for the Rouse Hill Regional Centre is close to being finalised and GPT is also actively reviewing other opportunities in the master planned communities sector. GPT's offer for Hamilton Island continues to progress, with shareholders due to vote on the proposal on September 1.

"Each of GPT's existing portfolios is delivering solid results, reflecting the quality of our assets and our active approach to asset and property management. Retail sales have continued to show steady growth and the strong fundamentals of GPT's Retail Portfolio have it well positioned for continued growth over the medium term. Despite the double impact of Severe Acute Respiratory Syndrome (SARS) and the war in Iraq on inbound tourism to Australia, GPT's Hotel/Tourism Portfolio performed well, with income down only 1.4% on the first half of 2002. Strong forward bookings for the fourth quarter this year support our view that a recovery will gain momentum over the remainder of this year and into 2004."

"Whilst general conditions in the office and industrial sectors remain soft, GPT's Office and Industrial/Business Park Portfolios both delivered increases in income in this period and are well positioned, with high levels of occupancy and long average lease terms," Mr Lyons said.

"Although GPT's gearing increased over the last six months (from 20% to 23% of total assets), the Trust retains significant capacity to fund existing development capital expenditure and future expansion and acquisition opportunities."

"GPT is in great shape and remains well placed to deliver strong and consistent risk-adjusted growth for investors," Mr Lyons said.

Capital Management

GPT maintains a strong balance sheet, with total assets of $6.9 billion and borrowings of $1.6 billion, or 23% of total assets at 30 June 2003, well below the sector's average.

Michael O'Brien, GPT's Fund Manager said that at current levels of debt GPT retains significant capacity to access future acquisition opportunities, and to fund the $650 million in developments currently underway.

"We have maintained a very competitive cost of debt, with our current effective interest rate, after fees and margins, at 5.88%, and the Trust remains relatively protected from interest rate movements, with 85% of borrowings hedged across a range of maturities. GPT also retains the highest credit ratings in the Australian LPT sector, with Standard & Poor's ratings of A+ (long-term) and A-1 (short-term). This is a strong advantage in funding our existing capital expenditure and future acquisition and development opportunities," Mr O'Brien said.

Outlook

Mr Lyons said: "The fundamentals which underpin GPT's earnings remain robust."

"In the last two years we have improved the quality of GPT's portfolio and enhanced its diversity, and have leveraged our core skills and strong balance sheet to add value for GPT's unitholders.

"We anticipate an improvement in both the tourism and office sectors into 2004, and this in conjunction with our strong development pipeline and quality assets across each of our portfolios, will deliver future growth," Mr Lyons said.

Yield

The yield on the closing price yesterday of $2.93 was approximately 7.1%.

NTA

The Trust's Net Tangible Asset Backing (NTA) increased to $2.62, an increase of 2 cents on the 31 December 2002 NTA of $2.60.

ENDS

For further information please call:

Nic Lyons	**Chief Executive**	02 9237 5816
Michael O'Brien	**Fund Manager**	02 9236 6235
Donna Byrne	**Investor Relations Manager**	02 9237 5844

ADDITIONAL INFORMATION

Development Activity

Significant progress on GPT's development pipeline was made in the six months to June 2003, with a number of existing developments moving closer to completion. Further masterplanning across the Retail Portfolio has identified a potential $1 billion in developments over the next seven years, and expansion of the Industrial/Business Park Portfolio was achieved with agreement to develop assets at the Quad site in Homebush Bay (NSW) and GPT's Citiwest Industrial Estate (Melbourne).

Mr O'Brien said that these developments would contribute to future earnings growth for the Trust.

In March 2003, GPT increased its investment in Homebush Bay (NSW) with the acquisition of the leasehold over the Quad 3 site. Construction on Quad 3 will commence in the second half of 2003. Combined with the existing Quad 1 and 2 buildings and the adjacent Samsung Building, Quad 3 increases GPT's investment at Homebush Bay to $65 million.

In July 2003, GPT acquired a 3-hectare site adjacent to GPT's existing Citiwest Industrial Estate in Altona in Melbourne. A 12,200 sqm warehouse and office facility will be constructed for the Just Jeans Group on the site, which also includes an additional 7,000 sqm of surplus land for expansion. The facility, which will be leased by Just Jeans for a period of 10 years, is due to be completed in late 2003.

In the Hotel/Tourism Portfolio, minor works were undertaken at Ayers Rock Resort, following completion of a major refurbishment and expansion in 2002. The works include the upgrade and expansion of the Resort's laundry, an upgrade of the kitchen and restaurant at Sails in the Desert and the refurbishment of the bathrooms at the Outback Pioneer Hotel. A refurbishment and services upgrade at Cape Tribulation Resort and the refurbishment of the Four Points Hotel were recently completed.

In the Office Portfolio the first of the two National Buildings being constructed at Docklands in Melbourne is due to be occupied in October this year. The project program, which is on time and budget, anticipates completion of the second building in July 2004. The total cost of $242 million will achieve an 8% yield. At Australia Square in Sydney, an $11 million ($5.5 million GPT share) upgrade of the public spaces and the Plaza Building has commenced. The works, which will enhance the asset's appearance in preparation for a major leasing campaign, are due to be complete in early 2004. An extension and upgrade of the office lobby at Melbourne Central is also well underway, in conjunction with the significant redevelopment of the retail centre.

In the Retail Portfolio, significant progress has been made on a number of development projects and with plans for future developments that will ensure GPT's retail assets continue to deliver income growth.

Following an expansion of the cinema and restaurant precinct and the opening of a new supermarket in December 2002, Sunshine Plaza's position as the dominant centre on the Sunshine Coast has been reinforced and is trading well.

Works due for completion this year include the Town Square precinct at Floreat Forum in Perth and the major redevelopment of Erina Fair on the NSW Central Coast. The $46 million Floreat Forum development is 96% leased and due for completion in August. The Erina Fair development, at a total cost of $210 million ($105 million GPT share) is due for completion at the end of the year and is over 90% leased, indicating the strong demand from retailers.

At Melbourne Central the major redevelopment ($226.5 million) has achieved significant leasing success, with close to 60% of the centre now committed. The first stages of the development are anticipated to be complete later this year, with the railway concourse due to open in August fully leased and the lower ground level, on track for completion as planned.

Smaller developments in the portfolio include a $3.5 million remix of the foodhall at Chirnside Park and the introduction of Aldi to the centre (opened fully leased in May 2003) and commencement of a $5 million upgrade at Forestway in NSW, which will introduce a second supermarket to this neighbourhood centre.

Development applications were lodged for a major expansion of Macarthur Square (NSW) and for the expansion of GPT's Castle Hill Homemaker City centre, also in NSW. These developments, which are part of the next wave of developments across the Portfolio, are both anticipated to commence in 2004. Masterplanning across the Portfolio has identified $1 billion in expansion and redevelopment opportunities over the next seven years, including expansions at Penrith Plaza and Charlestown Square in NSW and the creation of a town centre at the Rouse Hill Regional Centre (NSW).

In the Industrial/Business Park Portfolio, Stage 2 of 11 Grand Avenue, Camellia (NSW), which consists of a 12,000 sqm office and warehouse facility, has commenced, with an agreement to lease 5,400 sqm of the space in place. Expansions at the Citiwest Industrial Estate in Melbourne and the Quad Business Park have also been secured.

Property Portfolios

GPT has:

- a Retail Portfolio which is demonstrating steady sales growth and has significant accretive development opportunities;
- an Office Portfolio with high quality tenants, long term leases, and limited expiry risk;
- an Industrial/Business Park Portfolio which is 100% leased, with long-term leases and opportunities for further development;
- and a Hotel/Tourism Portfolio that has demonstrated resilience in the recent adverse market conditions and has largely been refurbished, positioning it to benefit from future market growth.

Retail Portfolio

Total centre sales for the year to 30 June 2003 across GPT's retail centres totalled over $3.6 billion.

Sales per square metre were up 2.1% across GPT's retail centres for the year ended 30 June 2003 (compared to 2.4% for the year to June 2002). Specialty sales per square metre were also up, by 1.9%, for the year ended 30 June 2003, representing a continued trend in sales growth.

General Manager, Retail Investments, Mr Mark Fookes, said the Retail Portfolio was in a very strong position and performing well.

"Across the portfolio key indicators, including income and sales growth are demonstrating the potential for continued strong performance."

"The sales productivity across our centres continues to be high, at $8,249 per square metre for specialities, well above industry benchmarks. Importantly, the level of specialty occupancy costs across GPT's shopping centres has increased, to 14.4%, but remains reasonable. The low vacancy rate of less than 1% across the Portfolio and our success with rental increases at renewal in a number of our stronger centres in this period further consolidates our outlook for continued Retail Portfolio income growth," Mr Fookes said.

Income from the Retail Portfolio was up 12.5% on the same period last year, reflecting the strong performance of GPT's retail assets, an increase of 55% in income from Penrith Plaza following the unwinding of the joint venture agreement last year and the successful implementation of GPT's strategy to grow the assets and income from the Homemaker Portfolio. The Homemaker strategy has delivered strong results, with continued increases in rents across the assets, the inclusion of two new centres last year and a further expansion opportunity secured with the addition of land adjacent to the Castle Hill Centre.

"The outlook for future growth is positive. We have begun to see the benefits of the expanded offer at Sunshine Plaza which was completed in December last year and next year we will start to

see earnings flow from the $150 million redevelopment program currently underway at Floreat Forum and Erina Fair (both due for completion in 2003). Melbourne Central is progressing well, and planning for future developments across the Portfolio is continuing to proceed, with a DA now lodged at Macarthur and the proposal for an expansion at Penrith Plaza also expected to be lodged this year," Mr Fookes said.

Retail Portfolio Highlights

- a 12.5% increase in income for the Portfolio over the same period last year;
- an increase in income of 55% from Penrith Plaza, reflecting the removal of the joint venture investment structure at this asset;
- Strong performance from assets developed and acquired in 2002, including:
  - Sunshine Plaza – with an increase in specialty sales per square metre to $8,670 (up 1.4%) following the recently completed $40 million (GPT share $20 million) expansion of Plaza Parade and the Riverwalk, which opened fully leased in December 2002
  - The Moorabbin Homemaker Centre, which was completed and commenced trading, fully leased, in July 2002
  - Stage 1 of the Fortitude Valley (formerly Citygate) Homemaker Centre which was fully leased on completion and commenced trading in August 2002
  - A $3.5 million foodhall remix at Chirnside Park completed in May 2003;
- Significant progress on a number of existing developments, including:
  - Floreat Forum – a $46 million redevelopment is scheduled for completion in August 2003 and is 96% leased.
  - Erina Fair – the $210 million (GPT share $105 million) expansion, due for completion at the end of 2003, is currently over 90% leased.
  - the $226.5 million development of Melbourne Central, where a staged two-year program is already 60% leased and is forecast to be complete at the end of 2004;
- Future plans for developments have been progressed, with Development Applications for expansions of Macarthur Square and the Castle Hill Homemaker City lodged and significant progress on masterplanning at Penrith Plaza, Wollongong Central and Charlestown Square (all in NSW);
- The announcement in March, that four of GPT's centres (Penrith Plaza, Erina Fair, Sunshine Plaza and Woden Plaza) were named in the Shopping Centre News 'Big Guns' Top Ten list of Australia's most productive centres.

Office Portfolio

Despite a slow leasing market, reflecting relatively soft tenant demand since the second quarter of 2001, GPT's Office Portfolio performed well over the period, delivering an increase in income and retaining high occupancy. Significant forward leasing over the past two years contributed to the removal of potential expiry in the medium term and positioned the portfolio well for the current environment, with an overall occupancy of 97% and a solid average lease term of 5 years across GPT's office assets.

Mr Tony Cope, Office Portfolio Manager, said the performance of the Office Portfolio was underpinned by low vacancy, with an increase in income (of 5% over the previous corresponding period) from the Portfolio despite the weak demand for office space.

"This largely reflects intensive asset management, rent reviews in the Sydney and Melbourne assets and increased occupancy at the Riverside Centre in Brisbane and the Citigroup Centre in Sydney."

"Whilst we believe the market retains solid long-term fundamentals and we maintain our outlook for growth from the Office Portfolio as the office markets begin to recover in 2004, rental growth is likely to remain subdued in the short term."

"Fortunately the work we have done on forward leasing and the extension of Lend Lease's tenancy at Australia Square have provided us with a low level of vacancy over 2003 and we are now focussed on leasing space which is due to become vacant next year and on continuing our strategy of securing early renewals with our larger tenants," said Mr Cope.

Office Portfolio Highlights

- An increase in occupancy (to 99.5%) at the Riverside Centre in Brisbane;
- The announcement that terms had been agreed with Lend Lease for an extension at Australia Square which provides income over 16,700 sqm for the majority of 2004 and extends the lead time for leasing and the completion of the upgrade works at this asset;
- Progress on construction on the National Buildings at Victoria Harbour in Melbourne, with the works on the two-campus style office buildings due to be complete in October 2003 and July 2004 respectively.

Hotel/Tourism Portfolio
Mr Bruce Morris, GPT's Hotel/Tourism Portfolio Manager, said GPT's hotel assets delivered a solid result despite the negative impacts of the war in Iraq and the incidence of Severe Acute Respiratory Syndrome (SARS) on inbound tourism from the second quarter.

"Our results for the last quarter of 2002 and the first quarter this year indicated a recovery was well underway in inbound tourism post the events of September 11 and the Ansett collapse in 2001, however the advent of SARS and the war created further disruption to inbound tourism and eroded this growth," Mr Morris said.

"Despite this our assets performed well, with income from the Portfolio only down 1.4% on the previous corresponding period and room rates maintained at each of the assets.

"Ayers Rock Resort is now well positioned for future growth with its recent major capital works now fully operational. Longitude 131°, the Resort's new luxury wilderness lodge style accommodation has continued its occupancy growth, with occupancy for the period at 52% - a strong result given the lodge opened in June 2002. The refurbishments at the Four Points by Sheraton Hotel, Sydney and the Cape Tribulation Resort are now complete, providing a superior standard of accommodation at both assets in preparation for a return to growth.

"Despite the current environment, we expect the market to rebound in the short term with increased forward bookings for the fourth quarter of this year supporting the view that occupancy rates will build as inbound tourism returns to its long-term growth trend.

"Our assets are well placed to benefit from a market recovery, and the opportunity represented by our offer for Hamilton Island will further enhance the Portfolio's ability to deliver income growth," Mr Morris said.

Industrial/Business Park Portfolio
Income from GPT's Industrial/Business Park Portfolio grew by over 50%, reflecting the addition of 7 Parkview Drive and Quad 2 at Homebush Bay, as well as the first full period of income from the completed Australian Pharmaceutical Industries (API) facility at Camellia (all in NSW).

Mr Victor Georos, Industrial/Business Park Portfolio Manager, said that leasing at GPT's Melbourne Industrial Estate contributed to the Portfolio's 100% occupancy and long average lease term, of 5.4 years.

"Future growth has now been secured, with the pre-lease to Just Jeans for a new facility at the Citiwest Industrial Estate in Melbourne and the commencement of the third stage of the Quad Business Park at Homebush Bay. This, combined with the progress on Stage 2 of the Camellia development, positions the Portfolio for future increases in earnings," Mr Georos said.

Financial Summary

	6 months to June 2002	6 months to June 2003
Earnings & Distributions		
Earnings (cents per unit)	10.14	10.70
Distribution (cents per unit)	10.1	10.5
Tax advantaged	42.4%	40.7%
Total Income		
Retail	*$125.4m	**$132.8m
Office	$92.3m	$97.1m
Hotel/Tourism	$21.1m	$20.8m
Industrial & Business Park	$5.7m	$8.6m
	At 31 Dec 2002	**At 30 June 2003**
Assets		
Total assets	$6,696.6m	$6,942.9m
Borrowings	$1,361.0m	$1,595.0m
Debt to total assets	20.3%	23.0%
Units in issue ('000)	1,949,717	1,949,717
Net asset backing/unit	$2.60	$2.62
Unit price	$2.97	$2.92
Retail		
Total value***	$3,335.9m	$3,477.4m
Portfolio allocation (by value)	50%	51%
Total centre sales per sqm growth	3.0%	2.1%
Specialty store occupancy costs	14.1%	14.4%
Occupancy (retail centres)	99%	99%
Office		
Total value	$2,550.8m	$2,595.8m
Portfolio allocation (by value)	39%	38%
Portfolio occupancy	97%	97%
Hotel/Tourism		
Total value	$507.3m	$518.0m
Portfolio allocation (by value)	8%	8%
Industrial/Business Park		
Total value	$204.1m	$213.4m
Portfolio allocation (by value)	3%	3%
Portfolio occupancy	95%	100%

* Income includes ground rent and income from deposits under retail property JVIAs (Penrith Plaza and Sunshine Plaza).

** Income includes ground rent and income from deposits under retail property JVIA (Sunshine Plaza).

*** Includes deposits under retail property JVIA (Sunshine Plaza).

ENDS

ASX Company Announcement

Date:	Wed Jul 30 09:09:35 2003
Document Image #:	00372806
Announcement Type:	Periodic Reports – Other
ASX Description:	GPT Half Year Results

Connect 4 Summary:

Company Summary:

GPT
GENERAL PROPERTY TRUST

30 July 2003

GPT Management Limited ABN 94 000 335 473 as Responsible Entity and Trustee of General Property Trust ABN 58 071 755 609

Level 14
Tower Building
Australia Square
Sydney NSW 2000
Australia

GPT Unitholder Service Centre
Freecall 1800 025 095
Facsimile 02 9236 6020

GPT@lendlease.com.au

www.gpt.com.au

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

GENERAL PROPERTY TRUST

1. Half Year Results

GPT Management Limited, as responsible entity of General Property Trust, releases the attached statement regarding the Trust's results for the six months to 30 June 2003. Also attached are audited financial statements for the six months to 30 June 2003 and ASX Appendix 4D.

2. June Quarter Distribution

GPT Management Limited, the responsible entity of General Property Trust, announces the following distribution for the quarter ended 30 June 2003.

(a) Distribution – Ordinary Units

A distribution for the three months ended 30 June 2003 of 5.3 cents per General Property Trust unit will be paid by the Trust on 25 August 2003 (the distribution for the three months ended 30 June 2002 was 5.1 cents per unit and the distribution for the three months ended 31 March 2003 was 5.2 cents per unit).

(b) Income Tax Deferred Component – Ordinary Units

The distribution advice for the June quarter will advise that 2.155519 cents (capital works allowance, depreciation and other allowances) is income tax deferred for investors that hold their investment on capital account.

The income tax deferred component will reduce the cost base (or indexed base) in the case of units liable to capital gains tax on disposal.

(c) Books Closing Date

In accordance with Listing Rule 3A(5), we give formal notice that the register of unitholders of General Property Trust will close at 5.00pm, 11 August 2003 for the purpose of determining those unitholders entitled to participate in the distribution for the quarter ended 30 June 2003, payable on 25 August 2003.

Documents will be accepted for registration until 5.00 pm on the books closing date at the Sydney Register only:

Securities Registration Services
ASX Perpetual Registrars Limited
Level 8, 580 George Street
SYDNEY NSW 2000

Yours faithfully

Michael J Neilson
Legal Counsel & Company Secretary

ASX Company Announcement

Date:	Wed Jul 30 09:08:24 2003
Document Image #:	00372805
Announcement Type:	Half Yearly Report
ASX Description:	GPT Half Yearly Report

Connect 4 Summary:

Company Summary:

Appendix 4D

Half yearly report

Introduced 30/6/2003.

Name of entity

GENERAL PROPERTY TRUST

ABN or equivalent company reference	Half year ended ('current period')
58 071 755 609	30 June 2003

Results for announcement to the market

				$A'm
Revenues from ordinary activities	up	19.7%	to	372.1
Explanation – Refer ASX announcement				
Profit (loss) from ordinary activities after tax attributable to members	up	8.4%	to	208.6
Explanation - Refer ASX announcement				
Net profit (loss) for the period attributable to members	up	8.4%	to	208.6
Explanation – Refer ASX announcement				

Distributions	Amount per security	Franked amount per security
Final distributions	N/A	N/A
Interim distributions (six months)	10.5	N/A

Record date for determining entitlements to the June quarter distribution	11 August 2003
Date on which the June quarter distribution is payable	25 August 2003

Distribution Reinvestment Programme
The Distribution Reinvestment Programme does not currently apply.

NTA backing	Current period	Previous corresponding period
Net tangible asset backing per ordinary security	$2.62	$2.60

Control gained or lost over entities during period

Name of entity (or group of entities)	
Date of gain or loss of control	

Interests in entities which are not controlled entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'm	Previous corresponding period - $A'm
Roma Street Trust	50%	50%	2.5	2.3
Erina Property Trust	50%	50%	2.2	2.0
Horton Trust	50%	50%	0.5	0.4
Darling Park Trust	50%	50%	9.5	9.4
Darling Park Property Trust	50%	50%	7.0	6.9
2 Park Street Trust	50%	50%	9.4	7.4
161 Sussex Street	40%	40%	(0.9)	(0.8)
Total			30.2	27.6

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

ASX Company Announcement

Date: Thu Jul 17 11:35:01 2003

Document Image #: 00370920

Announcement Type: Asset Acquisition

ASX Description: GPT Further Industrial &Business Park Activity

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement
and Media Release

GPT ANNOUNCES FURTHER INDUSTRIAL & BUSINESS PARK ACTIVITY

17 July 2003

GPT today announced the leasing of the remaining vacant space at the Trust's Citiwest Industrial Estate at Altona in Melbourne and plans to expand the Portfolio with the construction of a new facility for Just Jeans at Altona and the commencement of the third stage of the Quad Business Park at Homebush Bay in NSW.

GPT has acquired a 3-hectare site adjacent to the existing Citiwest Industrial Estate and will construct a 12,200 sqm warehouse and office facility on the site for The Just Jeans Group. The site is being acquired from Salta Properties, the developer of the existing estate, and includes 7,000 sqm of surplus land to accommodate future expansion. Salta will construct the Just Jeans facility, which is expected to be complete in late 2003. On completion, Just Jeans will transfer from their current accommodation in the Estate and will take a lease over the new facility for a period of 10 years. Just Jeans will surrender their existing lease at the Estate in February 2004. The development is expected to cost $7.15 million and to provide a year 1 yield of 8.5% (including surplus land value).

The Estate currently consists of 92,100 sqm of large office/warehouse facilities. Recent leasing at the Estate has resulted in 100% occupancy, positioning the asset well to deliver consistent returns in the current competitive leasing environment. 24-46 Westgate Drive has been leased to Fort Knox Record Management. The lease, which is over 5,300 sqm, is for a term of 6 years. Wesfarmers have also recently leased 4,300 sqm for a period of 5 years.

Mr Victor Georos, GPT's Industrial & Business Parks Portfolio Manager said, "We are very pleased with the positioning of our Melbourne assets, which are now fully leased. The commencement of the Just Jeans facility will further enhance the scale and profile of the estate, creating an estate of over 100,000 sqm with potential for future expansion."

Approvals have also been achieved for the third stage of the Quad Business Park at Homebush Bay in Sydney. The third building will have a total area of 5,400 sqm over three levels and will include 140 parking spaces. Construction will commence in August and is expected to be complete in June 2004. A yield of approximately 9% is expected to be achieved on the total cost of $16.3 million.

"Consistent with our strategy to expand GPT's quality Industrial and Business Park Portfolio, we have been planning the third stage of the Quad Business Park since the successful development of Quad 2 and believe the current level of enquiry for space in this precinct will provide an opportunity to lease the space in an appropriate timeframe."

"Combined with the first stages of the Park and the existing Samsung facility, on completion of Quad 3, GPT will have a Business Park at Homebush Bay with a total value of close to $65 million and the potential for further expansion," Mr Georos said.

ENDS

For further information please contact:

Victor Georos	Donna Byrne
Industrial & Business Parks Portfolio Manager	Investor Relations Manager
(02) 9237 5875	(02) 9237 5844
0412 365 906	0401 711 542

[redacted]

GPT
GENERAL PROPERTY TRUST

LU: 20770550
※ 20847/03

FSR 03/17382

Managed by GPT
Management Limited
ACN 000 335 473

Level 14
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6999

Facsimile
02 9236 6020

30 June 2003

Australian Securities and
Investment Commission
Level 8, 55 Market Street
SYDNEY NSW 2000

AMENDED COMPLIANCE PLAN GENERAL PROPERTY TRUST
ARSN 090 110 357

Dear Sir/Madam,

Attached are two copies each, of the amended General Property Trust Compliance Plan ARSN 090 110 357, which replaces all previous Compliance Plans of the Trust.

Legal opinion has been obtained and the Compliance Plan has been reviewed by the Compliance Plan Auditor, PricewaterhouseCoopers.

The Compliance Plan has been reviewed by the General Property Trust Risk Management Committee and approved by the GPT Management Limited Board of Directors ACN 000 335 473. All Directors signatures have been received and original is attached.

Should you require any further information, please do no hesitate to contact me directly on (02) 9277 2229.

Yours truly,
GPT MANAGEMENT LIMITED

IPC
0 9 JUL 2003

MARIA JOHNSON
COMPLIANCE OFFICER

LU: 20770550
RECD: 09/07/03
FORM No: 5102C
PRESCRIBED FEE $290.00 (now.)
AUST SEC. AND INVESTMENTS COMM. JSP
000 335 473.

Directors Signature (section 601HC)
General Property Trust Compliance Plan dated 30 April 2002 is replaced by amended Compliance Plan dated 30 April 2003.

SIGNED by **Kenneth J. Moss** in the presence of

Signature of Witness

Dominic Smith

Name of Witness

Director

SIGNED by **Brian R. Norris** in the presence of

Signature of Witness

Director

Name of Witness

SIGNED by **Elizabeth A. Nosworthy** in the presence of

Signature of Witness

Director

Name of Witness

SIGNED by **David J. Ross** in the presence of

Signature of Witness

Director

Name of Witness

Directors Signature (section 601HC)

General Property Trust Compliance Plan dated 30 April 2002 is replaced by amended Compliance Plan dated 30 April 2003.

SIGNED by **Kenneth J. Moss** in the presence of

Director

Signature of Witness

Name of Witness

SIGNED by **Brian R. Norris** in the presence of

Signature of Witness

Director

DIANE HAYTER

Name of Witness

SIGNED by **Elizabeth A. Nosworthy** in the presence of

Signature of Witness

Director

Name of Witness

SIGNED by **David J. Ross** in the presence of

Signature of Witness

Director

Name of Witness

Directors Signature (section 601HC)

General Property Trust Compliance Plan dated 30 April 2002 is replaced by amended Compliance Plan dated 30 April 2003.

SIGNED by **Kenneth J. Moss** in the presence of

______________________ Director

Signature of Witness

____

Name of Witness

SIGNED by **Brian R. Norris** in the presence of

______________________ ______________________

Signature of Witness Director

____

Name of Witness

SIGNED by **Elizabeth A. Nosworthy** in the presence of

J.P. Farrah ______________________ Director

Signature of Witness

JANICE FARRAH

Name of Witness

SIGNED by **David J. Ross** in the presence of

______________________ ______________________

Signature of Witness Director

____

Name of Witness

Directors Signature (section 601HC)

General Property Trust Compliance Plan dated 30 April 2002 is replaced by amended Compliance Plan dated 30 April 2003.

SIGNED by **Kenneth J. Moss** in the presence of

______________________ Signature of Witness	______________________ Director
______________________ Name of Witness	

SIGNED by **Brian R. Norris** in the presence of

______________________ Signature of Witness	______________________ Director
______________________ Name of Witness	

SIGNED by **Elizabeth A. Nosworthy** in the presence of

______________________ Signature of Witness	______________________ Director
______________________ Name of Witness	

SIGNED by **David J. Ross** in the presence of

[signature] Signature of Witness	[signature: David Ross] Director
Rita M. Melara Name of Witness	

Directors Signature (section 601HC)

General Property Trust Compliance Plan dated 30 April 2002 is replaced by amended Compliance Plan dated 30 April 2003.

Signed by Directors of GPT Management Limited (or where the Corporations Act permits, their agents.)

SIGNED by **Peter C. Joseph** in the presence of

Signature of Witness

Director

ELEANORE MATTANA

Name of Witness

SIGNED by **Malcolm M.B. Latham** in the presence of

Director

Signature of Witness

Name of Witness

SIGNED by **Richard A. Longes** in the presence of

Director

Signature of Witness

Name of Witness

Directors Signature (section 601HC)

General Property Trust Compliance Plan dated 30 April 2002 is replaced by amended Compliance Plan dated 30 April 2003.

Signed by Directors of GPT Management Limited (or where the Corporations Act permits, their agents.)

SIGNED by **Peter C. Joseph** in the presence of

Signature of Witness

Director

Name of Witness

SIGNED by **Malcolm M.B. Latham** in the presence of

Signature of Witness

Director

Helen Hall

Name of Witness

SIGNED by **Richard A. Longes** in the presence of

Director

Signature of Witness

Name of Witness

Directors Signature (section 601HC)

General Property Trust Compliance Plan dated 30 April 2002 is replaced by amended Compliance Plan dated 30 April 2003.

Signed by Directors of GPT Management Limited (or where the Corporations Act permits, their agents.)

SIGNED by **Peter C. Joseph** in the presence of

______________________________ ______________________________

Signature of Witness Director

____

Name of Witness

SIGNED by **Malcolm M.B. Latham** in the presence of

______________________________ ______________________________

Signature of Witness Director

____

Name of Witness

SIGNED by **Richard A. Longes** in the presence of

Karen Vaughan ______________________________

Signature of Witness Director

KAREN VAUGHAN

Name of Witness

GPT

GENERAL PROPERTY TRUST

ARSN 090 110 357

Compliance Plan

30 April 2003

GPT Management Limited

ACN 000 335 473

GPT MANAGEMENT LIMITED
COMPLIANCE PLAN FOR GENERAL PROPERTY TRUST

Table of Contents

1. THE RESPONSIBLE ENTITY AS SINGLE RESPONSIBLE ENTITY

COMPLIANCE MEASURE 1.1: APPOINTMENT OF AGENTS

Scope/Obligation addressed/Responsible Officer	Compliance Activity	Risk	Procedures	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements the Responsible Entity undertakes to ensure that the Responsible Entity remains responsible for all duties carried out by its agents, or omissions thereof, and that amounts recovered from anyone acting on behalf of the Responsible Entity under indemnity becomes part of Scheme Property Corporations Act Section 601 FB Fund Manager Compliance Manager, Portfolio Managers Investor Relations	The Compliance Manager seeks external legal advice in drafting contracts with agents and major service providers. Service Provider contracts are subject to Board approval. The Responsible Entity outsources the following functions: -Registry -Property Management Services -Retail Asset Management Services Capital Transaction Services Financial Services	Contracts with service providers may not clearly document obligations each party is to carry out with regard to operating the Scheme, and the Scheme may not be appropriately indemnified should any party to the contracts fail to perform. Agents may act in a manner which breaches the Constitution, and the Corporations Act with Respect to the Scheme's operation or this Compliance Plan.	Any duties of the Responsible Entity which are subcontracted to another party are fully documented in a written contract which has been prepared with internal and external legal advice. The contracts specify the obligations of the service provider (including obligations under the Constitution, Law and the Compliance Plan) and the rights of indemnity of the Scheme in the event of failure to perform those obligations in accordance with contracts	Contracts with major service providers are approved by the Board. Contracts with minor service providers are subject to legal and business sign offs. Each year detailed questionnaires to major service providers are prepared and reviewed by the Senior Managers and Fund Manager The Board receives information on these service providers' operations in relation to the Scheme, to satisfy themselves that duties and obligations are properly

Manager	Contracts are maintained with all agents.			discharged in accordance with the Constitution, Law, Compliance Plan and the contracts. Annually the Senior Managers will meet with major service providers to review both performance and compliance. Signed Minutes of the meeting are retained.

COMPLIANCE MEASURE 1.2: REPORTING BREACHES TO BOARD

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This compliance measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that a breach of the Law, or Scheme Constitution, or Scheme Compliance Plan, that has had or it likely to have a material adverse effect on the interests of members, are identified, rectified and reported to the Board. Corporations Act Sections 601 FC(1)(l), 601 JC(d) ASIC Policy statement 132 Compliance Manager	Each employee has direct access to the Compliance Manager and the Board to report breaches of the Law or Scheme Constitution or Scheme Compliance Plan as soon as they become aware of them. Senior Management report all departures from established guidelines, Scheme Constitution, Compliance Plan and Corporations Act.	Serious breaches may not be reported to the responsible officers of the Responsible Entity and hence investigative and remedial actions cannot be taken to avoid future occurrences or deal with the breaches, which have already occurred.	All employees are required to report breaches of the Law or the Scheme Constitution or Scheme Compliance Plan to the Compliance Managers as soon as they become aware of the breaches. Each quarter, Senior managers detail breaches which have been reported to them. The Compliance Manger reports breaches to the Board on a quarterly basis. Staff training is conducted annually to ensure that staff are aware of their responsibilities, particularly in relation to reporting breaches.	The Board meets at least four times through the year. The Board investigates all compliance breaches which have occurred during the last quarter and recommends changes to prevent future breaches. The Compliance Manager is responsible for reporting to the Board, on a quarterly basis, all breaches which have had or are likely to have a material adverse effect on the interest of the members. Reporting to ASIC is covered in 1.4 and 2.2.

COMPLIANCE MEASURE 1.3: BEST INTEREST OF SCHEME MEMBERS

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This compliance measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that the Responsible Entity exercises due care and diligence, acts in members' interests, treats members equitably and fairly, not to gain improper advantage, not to cause detriment to Scheme members and complies with the Compliance Plan Corporations Act Section 601 FC(1)(a)-(h) Compliance Manager	All employees report to the Compliance Manager, who is the secretary to the Board, should they become aware of any breaches of the Law or Scheme Constitution or Compliance Plan.. Compliance Manager monitors the Scheme operation through direct reporting of breaches from all employees and quarterly compliance reports from each senior manager. Annual training (both internal and external) on the Corporations Act is provided to key employees to reinforce and update them on regulatory requirements and changes in the Compliance Plan.	The Responsible Entity may act in a negligent way in operating the Scheme, causing detriment to Scheme assets and loss to Scheme members. Scheme members may not be treated equitably and fairly by the Responsible Entity in its operation of the Scheme.	All officers are made aware of these duties under the Law upon commencement of employment with the Responsible Entity and reminded of these duties thereof on an annual basis through training. Attendance at Compliance training sessions is compulsory for all staff. All employees have to sign a statement acknowledging receipt and understanding of Code of Conduct, which includes insider trading and agree to abide by them during the course of employment. The Responsible Entity ensures that only persons with appropriate skills and	The Compliance Manager receives quarterly compliance reports from Senior Managers to monitor all areas of the Responsible Entity's operation of the Scheme, and to ensure that the Compliance Plan is complied with. The Compliance Manager prepares quarterly compliance reports outlining any breaches of the Law, the Scheme Constitution and the Compliance Plan for review by the Board. These compliance reports submitted to the Board will be made available to the Scheme and Compliance Plan auditor.

	The Scheme Constitution is drafted with the aid of external legal advice. It clearly documents the Responsible Entity powers and obligation in operating the Scheme as well as calculation of fees The best interests of the members are protected by the involvement of external directors on the Board. Any dealings which have the potential of benefiting the Responsible Entity or its related entities are covered in Section 12. The adequacy of the Compliance Plan is covered in Section 3		expertise are recruited on an ongoing basis. Legal advice is obtained in the drafting of the Scheme constitution and professional advice is sought from the Compliance Plan auditor in the drafting of the Compliance Plan Amendments to ensure that these documents meet with regulatory requirements.	The report also includes details of attendance at training courses These compliance reports are submitted to the Board prior to submission to the Scheme and Compliance Plan auditor. The Compliance Manager reports half yearly to the Board on new recruits during the period including details of their skills and expertise.

COMPLIANCE MEASURE 1.4: COMPLIANCE WITH DEALER LICENCE AND PROPER AUTHORITY HOLDER CONDITIONS

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangement the Responsible Entity undertakes to ensure that it has a dealers licence authorising it to operate the Scheme and that in operating the Scheme it continues to comply with any condition of the licence for example meeting financial requirements. Corporations Act Section 601 FK ASIC Policy Statement 132 Chief Financial Officer, Compliance Manager and the Board of Directors	The Board of Directors ensure that the Responsible Entity has the appropriate dealers licence in place enabling it to be a responsible entity of the Scheme. The Chief Financial Officer monitors the Responsible Entity's financial position regularly to ensure meeting with financial requirements of the licence. The Compliance Manager monitors the Responsible Entity's compliance with other licence conditions including Proper Authority Holder Registers. The Board and the ASIC will be notified as soon as the Chief Financial Officer	The Responsible Entity may not meet with licence conditions (eg meeting financial requirements) in operating the Scheme, and members' investment in the Scheme becomes inadequately protected when the Responsible Entity fails	On an ongoing basis the Chief Financial Officer and Financial Controller reviews or maintains controls which ensure compliance with licence conditions are maintained. The Chief Financial Officer, half yearly, prepares and submits to the Board a management reporting package which contains the Responsible Entity's financial information, including capital adequacy, to monitor financial position and compliance with financial requirements and other conditions in the dealers licence. The Compliance Manager ensures that controls are maintained to comply with	The Chief Financial Officer notifies the Board immediately if a breach of financial or other licensing requirement is identified. The Board ensures prompt rectification (within 14 days) of any licensing conditions or financial requirements which are breached by the Responsible Entity. The ASIC is notified in writing, as soon as practicable, by the Compliance Manager. The Board formally reviews the Responsible Entity's financial standing as presented by the Chief Financial Officer in writing during half yearly meetings and compliance with other licence and

	or Compliance Manager become aware of the Responsible Entity not meeting with financial or other requirements stipulated in the dealers licence		non-financial licence conditions and reports half yearly to the board The Compliance Manager maintains Registers of Proper Authority Holders and Continuing Education training.	Proper Authority Holder conditions as reported by the Compliance Manager. The Compliance Manager is responsible for notifying staff if there are any changes in the Dealer Licence requirements. Reporting to ASIC is also covered in 2.2

COMPLIANCE MEASURE 1.5: MAINTENANCE OF SCHEME RECORDS AND DISASTER RECOVERY

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure set out arrangements of the Responsible Entity in operating the Scheme to ensure that the Responsible Entity has in place disaster recovery planning and that key functions of the Responsible Entity in relation to operating the Scheme remain uninterrupted in cases of disasters. Corporations Act Section 601 FC(1) ASIC Policy Statement 132 Compliance Manager	Records of all transactions of Scheme assets are maintained by the Responsible Entity The Responsible Entity performs back-up procedures on asset records on a daily basis. The Registry function is outsourced to a service provider and this is explained in more detail in Section 8. There are daily back-up procedures in place at the Registry.	Operation of the Scheme may be interrupted and Scheme records may be lost in situations of disasters to the Responsible Entity's office premises.	The Responsible Entity has access to records of the Scheme maintained at the Registry, located in different premises. The Responsible Entity's disaster recovery planning documents are reviewed annually by the Board including adequacy of the plan. The Responsible Entity conducts disaster recovery testing on an annual basis. The Responsible Entity ensures that the Registry also conducts disaster recovery testing on an annual basis.	Annually, the Compliance Manager reviews the disaster recovery testing results and reports to the Board should issues arise. Annually, the Compliance Manager reviews the results of the Registry's testing and reports to the Board should issues arise.

COMPLIANCE MEASURE 1.6: FINANCIAL RECORD KEEPING

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme, to ensure that accounting records and other evidence about the Responsible Entity's operating of the Scheme will be appropriate to allow the Responsible Entity, the auditors and ASIC to conduct reviews or audits of Scheme activities, and to ensure that appropriate accounting and taxation requirements and statutory deadlines will be adhered to. Corporations Act Section 601 HA(1)(e) Chief Financial Officer	Experienced accounting staff are employed and external auditors review the Scheme's financial records.	Inadequate record keeping will not allow the Responsible Entity, the auditors to ASIC to review or audit Scheme activities and may result in accounting and taxation requirements being breached.	Chief Financial Officer is a qualified accountant and ensures that financial record keeping requirements and accounting standards are maintained. A registered auditor, from PricewaterhouseCoopers is the appointed auditor to the Scheme.	The Financial Controller monitors the continuation of appropriate record keeping as part of formal monthly reporting. The Scheme is audited by external auditors annually with reviews half yearly and at quarterly distributions (also see 3.3)

COMPLIANCE MEASURES 1.7: ACCOUNTING FUNCTIONS AND RECORDS

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme, to ensure that it has the system and resources to carry out the accounting function, and maintain accounting records for the Scheme, which in turn enables the Scheme's accountant to prepare Scheme financial statements in accordance with Australian Accounting Standards and the Scheme Constitution. Corporations Act Section 601 FB(2), (3), 298 ASIC Policy Statement 132 Chief Financial Officer(as specified), Board of Directors.	Board conducted review on the Responsible Entity's accounting systems. The Constitution clearly states the Responsible Entity's duty, to maintain proper accounting records for the Scheme. Reports from the auditors on their annual review of the Responsible Entity's systems and internal control is obtained by the Board. Scheme's financial statements are prepared on a half yearly basis by the Responsible Entity.	The Responsible Entity may not have adequate resources or systems to carry out accounting functions or maintain accurate accounting records for the Scheme and makes it impossible for the Scheme's accountant to prepare financial statements according to Australian Accounting Standards and the Scheme Constitution. Inaccurate Scheme accounting records lead to inaccurate pricing and distribution to Scheme members with respect to their holdings in the Scheme.	The Chief Financial Officer receives half yearly reports on Scheme assets to enable the preparation of half yearly Scheme financial statements. This forms part of the management reporting package which is subject to review by the Board on a half yearly basis.	The Board reviews the Scheme's financials on a half yearly basis. Scheme financial statements are subject to an annual external audit. The financial statements are reviewed by the external auditors, PricewaterhouseCoopers, each half year. The auditors express opinion as to whether the Scheme financial statements were prepared in accordance with Australian Accounting Standards and the Scheme Constitution. Distributions are reviewed by the external auditors and paid quarterly.

2. CONSTITUTION OF BOARD AND COMPLIANCE COMMITTEE

COMPLIANCE MEASURE 2.1: INDEPENDENCE OF BOARD VIA EXTERNAL REPRESENTATION

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out the arrangements the Responsible Entity undertakes to ensure that the at least half of the Board members are external or that a Compliance Committee is in place if required. Corporations Act Section 601 JA Compliance Manager	More than half of the Responsible Entity's directors are external members so a separate Compliance committee is not required. External Board members have to notify the Board of loss of independence at the first Board meeting after the external members become aware of it. The Compliance Manager review status of Board members and composition of the Board each time a new member joins.	Lack of independent monitoring of the Responsible Entity's compliance with the Law, the Scheme constitution and the Compliance Plan.	The Compliance Manager reviews the status of each Board member to decide whether a Compliance Committee is required. The Compliance Manager is to review the status of each of the Board members to ensure that the aboard has an adequate number of external directors. This is done each time the composition of the Board changes and routinely on a half yearly basis	The Compliance Manager monitors the status of the directors of the Board on a half yearly basis to ensure that at least half of the Board is made up of external members. Should this requirement be breached, the Board will be notified for remedial action. ASIC to be duly notified within fourteen (14) days. The composition of the Board is reviewed with each change of a Board member External Board members must notify the Board of any loss of independence.

COMPLIANCE MEASURE 2.2: REPORTING OF BREACHES BY BOARD TO ASIC

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements the Responsible Entity undertakes to ensure that the Board monitors the extent to which the Scheme complies with the Compliance Plan, and that it reports to ASIC on any breaches to the Law or the Scheme Constitution should it feel that the Responsible Entity is not dealing with these breaches. Corporations Act Section 601 JC Compliance Manager and the Board of Directors	Reporting framework is maintained to facilitate direct reporting of breaches by all employees to the Compliance Manager, and other members of the Board as soon as they become aware of such breaches.	Breaches of the Law, Scheme Constitution and Compliance Plan may go unmonitored and unreported. These breaches may have a wide impact on the Responsible Entity's operation of the Scheme and expose the Scheme assets to various risks.	All employees have direct access to their Senior Manager, Compliance Manager or members of the Board to report breaches of the Law, Scheme Constitution, or Compliance Plan. Quarterly compliance reports from senior managers to the Compliance Manager, detailing breaches which have occurred during the quarter, the causes of such breaches and remedial and preventative actions taken to address these issues.	The Compliance Manager performs half yearly checks with senior managers to ensure that the compliance reports have been duly completed by management and that remedial and preventative actions to address breaches have taken place. The Board reviews the Compliance Plan on an annual basis, or more frequently should the need arise, to assess adequacy of the Compliance Plan and propose any changes. The Compliance Manager is the point of contact with ASIC and is responsible for ensuring that any reports to ASIC are made within (14) fourteen days,

				under authority from the Board.

COMPLIANCE MEASURE 2.3: BOARD MEMBERS – CONFLICTS OF INTEREST

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangement the Responsible Entity has to ensure the Board members disclose financial interests, if any, that they have which may give rise to a conflict of interest. Corporations Act Section 601 JJ Board of Directors	Board members are aware of this requirement sign-offs reiterating requirements are provided annually. Directors are required to disclose any financial interests which may give rise to conflict of interest at the first Board meeting after the member becomes aware of it.	Board members interests in the Scheme may impede him / her from discharging duties to the Responsible Entity and the Scheme in a prudent manner required of the Law and entice him / her to put own interest ahead of that of Scheme members'.	Board members are made aware of the requirement of the Law through the inclusion of suitably qualified members who understand their fiduciary requirements. Information is given to them on joining the Board and a copy of the Compliance Plan. The Compliance Manager is responsible for providing training to Board members to keep them abreast of changes in regulatory environment. Board members are required to disclose any financial interest, which may give rise to conflict of interests at the first Board meeting after the member becomes aware of it.	Annually, each Board member is required to sign a statement declaring that during the year, the member has not become aware of any financial interests which may have given rise to conflicts of interests, other than those already disclosed to the Board during the year. The Compliance Manager, acting as Secretary to the Board, ensures that each member signs off this annual statement and keeps them on file.

COMPLIANCE MEASURE 2.4: BOARD ACCESS TO INFORMATION AND ABILITY TO DISCHARGE OBLIGATIONS

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that Board members are appropriately skilled, experienced and have access to all information, reports and resources necessary for them to fulfil their responsibilities. Corporations Act Section 601 JC ASIC Policy Statement 132 Board of Directors	Profile of each Board member is maintained which establishes his/her experience within the managed investments industry and appropriate skills as a Board member.	Board members may not possess the skills and expertise to monitor the Responsible Entity's operation of the scheme or have access to Scheme records or information or resources necessary to discharge their duties, leading to ineffective compliance monitoring and governance	Profiles are maintained on all Board members to establish appropriate industry knowledge and skills to act as a member of the Board. Appointment of the Board is subject to members having the relevant skill and experience in the managed investments industry to carry out compliance monitoring functions for the Scheme.	The auditors of the Compliance Plan and the Scheme are invited by the Chairman to submit reports, either orally or in writing, to each half yearly meeting called to consider such matters. The auditors are required to make an annual formal presentation to the Board on their plan to audit the Compliance Plan and Scheme financial statements. The auditors are also required to present the outcomes of those audits. All Board members, as part of their terms of appointment, are advised about the protocols and their ability to consult

				outside legal, audit or accounting resources in the performance of their duties

COMPLIANCE MEASURE 2.5: INDEMNITIES

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements the Responsible Entity undertakes to ensure that Board members are indemnified by the Scheme according to the Law, and that insurance premiums paid by the Responsible Entity are not for insurance against members' liabilities incurred in relation to members' wilful breach of duty, and that the Responsible Entity is indemnified out of Scheme assets according to the Scheme Constitution Corporations Act Sections 601 JF, 601 JG Scheme Constitution Clause 7.3 Compliance Manager	Any indemnity by the Scheme to the Board members have to be reviewed by the Compliance Manager to ensure that; -such indemnity is not made against the Responsible Entity, -members are indemnified only when they acted in good faith, or against any costs in defence proceedings where they are acquitted or received favourable judgement, or where the Court grants relief to the members. Scheme Constitution clearly states expenses of which the Responsible Entity is entitled to be indemnified by the Scheme.	Misapplication of Scheme assets through indemnity to Board members such as defence proceedings costs as a result of members' wilful breach of conduct, or indemnity to the Responsible Entity for expenses other than those listed out in Scheme Constitution.	Any indemnity by the Scheme to Board members has to be reviewed by the Compliance Manager as well as insurance premiums paid for Board members. All indemnity by the Scheme to the Responsible Entity has to be reviewed by the Compliance Manager to ensure compliance with the Law and the Scheme Constitution.	Annually, the Compliance Manager reviews all insurance policies and ensures that Board members are not insured against liabilities incurred due to wilful breach of conduct.

3. COMPLIANCE PLAN

COMPLIANCE MEASURE 3.1: ADEQUACY OF COMPLIANCE PLAN

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that the Compliance Plan sets out adequate measures to comply with the Law and the Scheme Constitution, including the arrangement for ensuring that all Scheme property is clearly identified as Scheme property and held separately from property of the Responsible Entity and property of any other scheme. Corporations Act Section 601 HA(1)(a) Board of Directors	Compliance Plan is prepared by the Compliance Manager of the Responsible Entity and external professional advisers after thorough review of the regulatory requirements and risks identified in seeking to comply which these requirements The Board has to review the Compliance Plan before it is submitted to the ASIC. Please refer to Section 4 of this Compliance Plan for arrangements in respect of Scheme assets.	Scheme Compliance Plan may not spell out measures to comply with the Law and Scheme Constitution, exposing Scheme assets to operational and other risks, such as co-mingling of Scheme assets with assets of the Responsible Entity.	The plan is developed after taking a thorough review of all regulatory requirements under the Managed Investments Act 1998. These requirements are allocated to each area of the Scheme operation, so as to facilitate risk identification in each area in seeking compliance with these regulatory requirements. A risk approach is adopted whereby risks embodied in each area of the Scheme operation are identified and measures to address the risks are established. The measures are formalised with each area	Each Board member is required to sign off on amendments to the Compliance Plan. The Compliance Plan is subject to annual review by the Board to ensure that the Compliance Plan adequately deals with changing investment and regulatory environment, and technology advancement. All changes to the Compliance Plan, must be approved by the Board. The Responsible Entity maintains the organisational structure applied to the Scheme. All changes to the

			within the Responsible Entity and service providers. Real estate and property of the Scheme are held separately from the Responsible Entity's property.	organisational structure have to be approved by the Board and reflected in this Compliance Plan

COMPLIANCE MEASURE 3.2: CHANGES TO COMPLIANCE PLAN

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements the Responsible Entity undertakes in operating the Scheme to ensure that the Compliance Plan adequately deals with changes in procedures / regulatory environment, is timely updated of such changes, and that such changes are reported to the ASIC. Corporation Act Section 601 HA, 601 HE ASIC Policy Statement 132 Compliance Manager	Compliance Plan is prepared and monitored with the involvement of external professional advice, thorough review of the legislation and other requirements imposed on the Responsible Entity by the Scheme Constitution and offering documents, and identification of risks the Responsible Entity encounters in seeking compliance with these requirements. A reporting framework is maintained to ensure that breaches are reported appropriately.	Scheme Compliance Plan may not set out measures to deal with changes in procedures / investment products / regulatory environment in an adequate an timely manner, exposing Scheme assets to operational risks which the Scheme members are not prepared to take.	The Compliance Manager, with external legal advice if deemed necessary, monitors changes in legislation and regulation that have an impact on the activities of the Responsible Entity and the operation of the Scheme. If considered necessary by the Compliance Manager, changes are made to control and compliance procedures and the Compliance Plan updated.	Changes to the Compliance Plan must be reviewed and approved by the Board. The Compliance Manager is responsible for notifying the ASIC of any changes to the Compliance Plan within 14 days of making the changes.

COMPLIANCE MEASURE 3.3: AUDITING OF COMPLIANCE PLAN

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out the arrangements that the Responsible Entity is to apply in operating the Scheme to ensure that the Compliance Plan is audited by the Compliance Plan auditor in accordance with the Corporations Act. Corporations Act Sections 601 HG to 601 HI Compliance Manager	A registered company auditor is engaged to audit compliance with the Compliance Plan	Auditor is not capable of performing the Compliance Plan audit as required. Auditor is ineligible to act as Compliance Plan Auditor under the Corporations Act.	The Responsible Entity has engaged Richard Deutsch of PricewaterhouseCoopers a qualified and registered auditor (registration 1080635) to audit the Compliance Plan annually and report within 3 months of the financial year end. The Compliance Plan audit report is submitted to ASIC with the financial statements of the Scheme by end of March. In the event the Compliance Plan auditor is replaced the Compliance Manager informs ASIC of this change. The engagement letter contains assurance from the auditor that it meets	The Compliance Manager has access to a database diarising all statutory deadlines and ensures that the Compliance Plan is audited within three months of the financial year end of the Scheme. Auditor to audit compliance with the Compliance Plan on an annual basis. Results reported to the Board. The scope of the Compliance Plan Auditor's duties and obligations are determined by the Auditors and outlined in the engagement letter approved by the Board.

			with the requirement of the Corporation Law, and has retained eligibility to act as Compliance Plan auditor	

4. SCHEME ASSETS

COMPLIANCE MEASURE 4.1: CLEAR IDENTIFICATION OF SCHEME ASSETS

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangement of the Responsible Entity in operating the Scheme to ensure that Scheme assets are clearly identifiable, held separately from the Responsible Entity's own property and that of other schemes. Corporations Act Sections 601 FC(1)(i), 601 HA(1)(a) Compliance Manager Portfolio Manager	Real Estate and property of the Scheme are held separately from assets of the Responsible Entity's. Any dealing with assets of the Responsible Entity have to be approved by the Board and signed by two directors and the Compliance Manager	Real estate and property investments of the Scheme may be co-mingled with that of the Responsible Entity's or other schemes operated by the Responsible Entity or its related paries.	The Responsible Entity maintains a separate bank account for application monies into the Scheme. The deeds are stored separately from the Responsible Entity's deeds and a separate register is maintained. A Custody Officer is responsible for ongoing maintenance of changes to the Register. The Custody Officer reports to the Compliance Manager	For title deeds held an annual inspection is performed by Compliance Manger either by physical inspection , title search or confirmation from solicitors who are holding titles to ensure existence.

COMPLIANCE MEASURE 4.2: BORROWINGS

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that the Responsible Entity uses Scheme assets as security in relation to borrowing or obtaining financial accommodation for the purposes of the scheme only when the arrangement is in accordance with the Scheme Constitution. Scheme Constitution Clause 6.3 Chief Executive Officer Chief Financial Officer	All borrowings are to take place only under the terms of the Scheme Constitution, and are subject to approval by the Chief Executive Officer.	Borrowings may occur which are not in accordance with the Scheme Constitution	The Fund Manager and the Chief Financial Officer have to approve Scheme borrowings, and are responsible for ensuring compliance with the terms of borrowing in the Scheme Constitution and offering documents.	Chief Financial Officer ensures that borrowings continue to comply with the Scheme Constitution on a monthly basis. Any new borrowings are approved for compliance with the Scheme Constitution prior to the borrowings commitments being made. The Board reviews the level of borrowings by the Scheme based on the Scheme's half yearly financial statements.

COMPLIANCE MEASURE 4.3: INSURANCE OF SCHEME ASSETS

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that the Scheme assets are insured against all relevant risks. Portfolio Manager	The Responsible Entity appoints reputable property managers to arrange insurance for each Scheme asset (see also 8.2) Service contracts are maintained with property managers	A public liability incident, damage to a Scheme asset, or other insurable event occurs which results in a loss to the Scheme.	The roles and responsibilities of the Property Manager is covered in a contract, which includes determining responsibilities for insurable events. The Property Manager's performance is monitored and measured on an ongoing basis.	The insurance contracts are subject to annual review by the Compliance Manger and any discrepancies between risks covered and insurable events are reported to the Board. Portfolio Managers and property managers annually review, the insurance requirements for the assets within their portfolios.

5. CUSTODIANS

COMPLIANCE MEASURE 5.1: COMPLIANCE WITH FINANCIAL CONDITIONS FOR CUSTODIANSHIP

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that as custodian of Scheme assets it meets with financial requirements to hold scheme assets. Corporations Act Section 784 ASIC Policy Statement 131 Chief Financial Officer	The Responsible Entity has responsibility for custody. On a half yearly basis an assessment is made of the NTA of the Responsible Entity to ensure that it continues to meet with financial requirement to hold Scheme assets.	Lack of ongoing monitoring may mean that the Responsible Entity, acting as custodian, does not meet financial requirements to act a Scheme custodian.	On an ongoing basis the Chief Financial Officer reviews or ensures controls are in place to identify any significant deterioration in the financial position of the Responsible Entity acting as custodian which may lead to the custodian breaching its financial requirements. On a half yearly basis management accounts are prepared by the Chief Financial Officer that demonstrate that the Responsible Entity has sufficient NTA to act as custodian. The financial reports are submitted to the Board for	Ongoing monthly financial monitoring that the Responsible Entity acting as custodian, has met with the financial requirements during each half year, to hold Scheme assets. Each half year the Chief Financial Officer demonstrates that the NTA of the Responsible Entity is sufficient to act as custodian.

			review on a half yearly basis.	

6. INVESTMENT OF SCHEME ASSETS

COMPLIANCE MEASURE 6.1: COMPLIANCE WITH INVESTMENT GUIDELINES

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements undertaken by the Responsible Entity to ensure that Scheme assets are invested according to investment guidelines stated in the Scheme constitution and offering documents. Corporations Act Section 601 FC(4) Scheme Constitution Clause 2.4 Compliance Manager	All proposals for investment, including Joint Ventures, have to be made in writing to the Board and shall contain details as specified in the Scheme Constitution Clause 2.4 No investment can be entered into until it has been approved by the Board.	Scheme assets may be invested in unauthorised securities or outside the investment guidelines of the Scheme Constitution or offering documents. As a result, investors may have to bear losses, and take on investment risks that they were not aware of or prepared to take.	The Portfolio Managers in conjunction with the Capital Transactions team (see also 8.4) investigate potential investments, discuss them with the Fund Manager and then submit a full written proposal to the Board. The Scheme can only invest in the investments as stated in the investments policy in the Scheme Constitution Clause 2.4 A copy of the investment policy, is maintained by the Board and Proposals for the investments are only approved if they are in accordance with that policy.	Each quarter the Board considers all written submitted investment proposals. Investment Proposal rejections are documented.

			If an investment is not considered to be material or controversial then the full written proposal can be circulated to the Board members who then sign a resolution, which is ratified at the next Board meeting. The Board has the power to delegate investment authority to its Chief Executive Officer and Senior Managers up to a prescribed limit.	

COMPLIANCE MEASURE 6.2: MANAGEMENT OF INVESTMENT RISKS

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity to ensure that investment risks are managed according the investment policy specified in the Scheme Constitution and/or offering document. Corporations Act Section 601 FC(1)(b) Portfolio Managers Chief Executive Officer	The Portfolio Managers in conjunction with the Capital Transaction team investigate potential investments, discuss them with the Chief Executive Officer and then submit a full written proposal to the Bard. The Chief Executive Officer is responsible for monitoring the investment risks on an ongoing basis to ensure that risks are managed according to the Scheme Constitution	Investment risks, such as liquidity, counterparty exposure, market risks, operational risks, may not be appropriately identified and managed with respect to the nature of the Scheme. As a result investors may suffer loss on investment should the real estate market move significantly against exposure of the Scheme or operating systems fail.	The Portfolio Managers and Fund Manager review or ensure controls are in place to confirm that gearing in the portfolio remains in accordance with the Scheme Constitution. Each Portfolio Manager performs risk analysis on the Scheme portfolio on a ongoing basis.	Each quarter the Portfolio Managers and the Chief Executive Officer prepare reports that are submitted to the Board covering existing investments and a review of the current market activity in the Real estate and property market.

COMPLIANCE MEASURE 6.3: PRIORITY OF MEMBERS INTERESTS, CODE OF CONDUCT AND INSIDER DEALING

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out the arrangements of the Responsible Entity in operating the Scheme to ensure that the Responsible Entity's officers act honestly, carefully and put the member's interest above those of the Responsible Entity and themselves. No insider trading is permitted Corporations Act Section 601 FD Compliance Manager	The Responsible Entity provides the Code of Conduct to all employees upon commencement of employment. The Compliance Manager confirms that all employees have acknowledged the receipt of the code of conduct and consented to abide by these rules and also that on an annual basis, officers of the Responsible Entity have declared that they have complied with the code of conduct.	Officers may gain improper advantage over Scheme members in their capacity as officers of the Responsible Entity operating the Scheme.	All officers are supplied with a statement which sets out the Responsible Entity's Code of Conduct. On commencement of employment as an officer and thereafter on an annual basis, officers are required to sign a declaration that: • they have understood the code of conduct and their duties to act in the best interest of the Scheme members; and • positively affirm that they have complied with those requirements during the year.	Annually, the Compliance Manager monitors that all officers have signed this declaration.

COMPLIANCE MEASURE 6.4: INVESTMENT DECISION PROCESS AND ACQUISITION

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure the investments made on behalf of the Scheme are performed so as to achieve the trust's investment goods and maximise returns to unitholders. Corporations Act Section 601 FC(1)(b)-(c) ASIC Policy Statement 132 Board of Directors	Detailed analysis of investment proposals are carried out by Potfolio Managers, Chief Executive Officer, Chief Financial Officer and the Compliance Manager before submission to the Board with recommendations. All investments must be approved by the Board.	The Responsible Entity may not make investments at the best prices available.	All investments are approved by the board, who will ensure that they are appropriate including pricing. **For acquisitions**; opportunities are identified by either Capital Transactions Services provider (CTS) or by the Portfolio Managers. The opportunity is analysed and then reviewed by the Chief Executive Officer before a decision is made whether to proceed. If a decision is made to proceed then an investment proposal is made and presented to the Board.	There is an annual review by the board of investments held for 12 months to compare actual performance with forecast performance in the investment proposal. This comparison is prepared and submitted to the Board by the Fund Manager and Portfolio Managers.

			The Board approves subject to conditions. CTS will then project manage the acquisition and once all conditions are met contracts are exchanged. **For developments,** opportunities are identified by the asset manager. The Portfolio manager then authorises preliminary expenditure to undertake preliminary *investigation*, prepares an investment proposal and submits to the Board. If the proposal is accepted then a development manager is appointed to project manage that development.	

COMPLIANCE MEASURE 6.5: DIVESTMENT PROCESS

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the scheme to ensure that Scheme assets are appropriately divested. Corporations Act Section 601 FC ASIC Policy Statement Board of Directors	All proposals for divestment have to be approved by the Board.	Scheme assets may not be divested in the best interest of the Scheme	Once the decision to divest has been made and approved by the Board, Capital Transaction Services appoint an agent to find a buyer. The terms of the sale must be in accordance with the terms approved by the Board.	Each quarter the Board considers all divestment proposals. All rejected proposals are documented.

7. PERFORMANCE AND DISTRIBUTION

COMPLIANCE MEASURE 7.1: VALUATION AT REGULAR INTERVALS

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that Scheme assets are valued at regular intervals appropriate to the nature of the assets. Corporations Act Section 601 FC(1)(j) Scheme Constitution Clause 8 ASIC Policy Statement 132 Portfolio Mangers and CEO (as indicated)	The Responsible Entity performs valuation of Scheme assets in accordance with Scheme Constitution Clause 8. Portfolio Managers analytically review movements in asset values on at least a half yearly basis to ensure that there are no anomalies which may be indicative of errors in Scheme asset valuation or unit pricing. These reviews are formally recorded and maintained by the Portfolio Managers.	Scheme assets not valued at regular intervals appropriate to nature of Scheme assets may cause units to be issued / redeemed at prices not appropriately reflecting value of Scheme assets hence disadvantage Scheme members while others may gain inappropriate advantage in pricing.	The Responsible Entity performs at minimum, three yearly valuations of all assets of the Scheme portfolio utilising independent registered valuers approved by the Board. The valuation program is formally reviewed by the Board each half year to consider any material changes to properties or valuation conditions which may necessitate an amendment to the valuation programme so as to revise the valuation schedule of a particular property. The Responsible Entity does not use the same	Movements in valuation of Scheme assets are analytically reviewed half yearly by the Portfolio Managers and the Fund Manager to identify unexpected performance outcomes or other anomalies which indicate errors in valuation of Scheme assets. Anomalies are investigated.

			valuer for the same assets on more than two consecutive occasions.	

COMPLIANCE MEASURE: 7.2 RECORDING OF VALUATIONS

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that the Responsible Entity keeps a valuation roll recording the values of Scheme assets. Scheme Constitution Clause 8 Chief Financial Officer	The Responsible Entity performs the Scheme assets valuation functions and reviews half yearly accounting records of Scheme assets. The valuation roll of all assets is kept current and this includes valuation of Approved Valuers made not more than three years previously in respect of any investments.	No records or inadequate records of Scheme asset valuation may be maintained by the Responsible Entity, which poses difficulty for external auditors to verify Scheme assets value when it comes to distribution time. Scheme members may suffer loss of investment brought by inaccurate unit pricing as the Scheme lacks records of Scheme asset valuation. The Responsible Entity may forget to make the 3 yearly valuation in appropriate time.	All Scheme asset valuations are reviewed by the Fund Manager, Portfolio Managers, Chief Financial Officer and Chief Executive Officer. Scheme assets are valued by an independent registered valuer as per 7.1	The Chief Executive Officer and Chief Financial Officer review the value of Scheme assets on at least a half yearly basis. The Scheme's financial annual audit will take into consideration Scheme assets valuation records. Significant deficiencies in maintenance of Scheme asset valuation records will be brought to the attention of the Board by the Scheme auditor.

COMPLIANCE MEASURE 7.3: FEES AND EXPENSES

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that only authorised fees are charged to the Scheme, and that these fees are calculated and deducted correctly, and that the Responsible Entity is only indemnified out of Scheme property in relation to the performance of its duties in accordance with its Legal responsibilities. Corporations Act Section 601 FC(1)(k), 601 GA(2)(b) Scheme Constitution Clause 10 Chief Financial Officer	The Responsible Entity is entitled to a quarterly fee which accrues daily and is payable in arrears. The Responsible Entity is also entitled to be reimbursed for all costs incurred in the performance of its duties as specified in the schedule attached to the Scheme Constitution. The Chief Financial Officer reviews all other fees and expenses to be paid out of Scheme assets, and instructions for payment have to be signed by authorised signatories of the Responsible Entity.	Unauthorised fees and expenses may be paid out of Scheme assets, diminishing Scheme assets. Payments may be made from Scheme assets which are not in accordance with the Scheme Constitution or the Corporations Act.	Management fees and rates are recorded onto the system and are automatically accrued on a quarterly basis. These fees are paid on a quarterly basis in accordance with the Scheme Constitution. All other fees have to be reviewed by the Chief Financial Officer to ensure compliance with the Scheme Constitution / offering documents and approved by the Board / or authorised signatories of the RE.	The Chief Financial Officer reviews Scheme's transaction history each half yearly to ensure that all fees and expenses paid out of scheme assets are charged according to Scheme Constitution and are authorised expenses chargeable to Scheme assets under the Constitution. Calculations are reviewed and authorised by the CEO prior to payment.

COMPLIANCE MEASURE 7.4: DISTRIBUTIONS

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that distributions to Scheme members are calculated correctly and made within time frame set in the Scheme Constitution, and distributed to the correct member. Distribution statements are sent to Scheme members. Corporations Act Section 601 FC (1) Scheme Constitution Clause 9 ASIC Policy Statement 132 Chief Financial Officer and the Board of Directors	The Chief Financial Officer monitors adherence to statutory deadlines as well as those stipulated in Scheme Constitutions, and ensures that the Scheme Registry is advised of distribution amounts accordingly. Distribution amounts are subject to review by external auditors prior to finalisation on a quarterly basis. The total amount distributed (or declared, if unpaid) is in the financial statements and subject to audit on an annual basis	Distribution amounts may be erroneously calculated and overpayment / underpayment of distributions may occur.	The Responsible Entity has satisfied itself that an appropriate Registry system is maintained (contact referred to in 1.1) unitholder information including distribution reinvestment. The Responsible Entity calculates distribution amounts quarterly in accordance with provisions in the Scheme Constitution. Chief Financial Officer reviews accuracy of all distribution amounts before issuing instructions to the Registry for administration.	Distribution dates are diarised on the Registry's database as well as maintained on the Chief Financial Officer's list of statutory deadlines / other key dates to ensure adherence with these dates. Distribution amounts are reviewed by the external auditors, prior to distribution. Distribution amounts have to be approved by the Board. Distributions are made to unitholders after Board approval.

COMPLIANCE MEASURE 7.5: DISTRIBUTION RE-INVESTMENTS

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that where units are issued to Scheme members in lieu of distribution, the issue price is equal to the current unit value as at the date for determining entitlements to receive the distribution or payment. Scheme Constitution Clause 9.6 Chief Financial Officer and the Board of Directors	The Chief Financial Officer notifies the issue price for units issued in lieu of distribution. The calculation is made in accordance with the DRP (Dividend Reinvestment Policy) released to the ASX. Units issued and their issue price for units issued in lieu of distribution are subject to review by external auditors prior to finalisation.	Scheme members participating distribution arrangements may not be issued units in lieu of distributions as stipulated by the Scheme Constitution or at prevalent market prices, thus adversely impact the Scheme members' investment return or capital.	The Responsible Entity calculates distribution amounts quarterly, and allots units to those unitholders participating in the distribution reinvestment program based on issue price calculated in accordance with the DRP released to the ASX. The Chief Financial Officer reviews distribution amounts prior to units being allotted and distribution statements being sent out to unitholders who reinvest capital or income distribution	Distribution amounts have to be approved by the Board. These are reviewed by the external auditors prior to distribution. Distributions are made to unitholders after Board approval. Chief Financial Officer reviews distribution calculations for DRP in lieu of distribution.

COMPLIANCE MEASURE 7.6: INCOME AND EXPENDITURE

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements the Responsible Entity undertakes to ensure that income earned by the Scheme is collected in a timely, accurate and complete manner, and that expenditure paid from income collected is authorised and made in accordance with the Constitution. Compliance Manager and Chief Financial Officers.	The Responsible Entity appoints reputable property managers to collect income from Scheme assets (see also section 8.2) Service contracts are maintained with the Property Managers Activities of Property Managers are governed by Real Estate Agents legislation requiring inter alia that all rental income must be deposited in trust accounts.	Income may not be collected in a timely manner resulting in poor performance and loss to Scheme members. Income collected and expenditure paid may not be accurately recorded resulting in inaccurate distributions. Expenditure may be paid without proper authorisation and contrary to the Constitution causing detriment to Scheme members.	The monitoring of the Property Managers is covered in a contract which clearly details their role and responsibilities and how their performance will be monitored and measured on an ongoing basis	Annually the Property Management Service Contract is reviewed by Compliance Manager Discrepancies between the contract and performance is reported to the Board.

8. ACTIVITIES OF AGENTS

COMPLIANCE MEASURE 8.1: REGISTRY

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out the Responsible Entity's arrangement ensuring that a Scheme register is properly kept and any transfers of units are accepted and registered appropriately. Corporations Act Sections 601 FB(1), 601FC Scheme Constitution Clause 3 and 12 ASIC Policy Statement 132 Compliance Manger	The Registry function is performed by ASX Perpetual Registrar Limited acting as agent for the Responsible Entity. The appointment of agents are described in 1.1 The services provided are: ▪ Maintenance and administration GPT's register; ▪ Registration of all transfers; ▪ Administration of DRP; ▪ Payment of distributions; ▪ Mail outs of all unitholder information (eg Annual Report); ▪ Handling unitholder queries;	Scheme Register may not be kept up-to-date, so that records of Scheme member's interest in Scheme assets may be lost.	The monitoring of the Registry is covered in a contract which clearly details their role and responsibilities and how their performance will be monitored and measured on an ongoing basis.	Annually the Registry Service Contract is reviewed by Compliance Manager. Discrepancies between actual and contracted performance is reported to the Board.

COMPLIANCE MEASURE 8.2: PROPERTY MANAGEMENT SERVICES

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out the Responsible Entity's arrangement ensuring that property management services are appropriately carried out. ASIC Policy Statement 132 Compliance Manager	The Property Management services are performed by Lend Lease Property Management (Australia) Pty Ltd a related party, acting as agent for the Responsible Entity, and also by Jones Lang LaSalle. The appointment of agents is described in 1.1 The major services provided are: Lend Lease ▪ Preparation of budgets; ▪ Marketing; ▪ Negotiation and preparation of leases and related documents; ▪ Lease administration; ▪ Collection of rent and payment of operating	Property management services may not be appropriately carried out.	The monitoring of the Property Manager is covered in a contract which clearly details their role and responsibilities and how their performance will be monitored and measured on an ongoing basis	Annually, the service contract is reviewed by Compliance Manager. Any discrepancies between actual and contracted performance is reported to the Board.

	expenses; ▪ Maintenance and repairs; ▪ Insurance and risk management. Jones Lang LaSalle ▪ Preparation of budgets; ▪ Negotiation and preparation of leases and related documents; ▪ Lease administration; ▪ Collection of rent and payment of operating expenses; ▪ Maintenance and repairs; ▪ Insurance and risk management; ▪ Capital works co-ordination.			

COMPLIANCE MEASURE 8.3: RETAIL ASSET MANAGEMENT SERVICES

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out the Responsible Entity arrangement ensuring that retail asset management services are appropriately carried out. ASIC Policy Statement 132 Compliance Manger	The Retail Asset Management services are performed by Lend Lease Property Management (Australia) Pty Ltd, a related party, acting as agent for the Responsible Entity. The appointment of agents are described in 1.1. The services provided are: ▪ Preparation and review of asset plans; ▪ Benchmarking performance; ▪ Forecasting and research; ▪ Review and analysis of potential acquisition and divestments.	Retail asset management services may not be appropriately carried out.	The monitoring of the retail asset manager is covered in a contracted which clearly details their role and responsibilities and how their performance will be monitored and measured on an ongoing basis.	Annually, the service contract is reviewed by Compliance Manager. Any discrepancies between actual and contracted performance is reported to the Board.

COMPLIANCE MEASURE 8.4: CAPITAL TRANSACTION SERVICES

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out the Responsible Entity's arrangement ensuring that capital transaction services are appropriately carried out. ASIC Policy Statement 132 Compliance Manager	The capital transaction services are performed by Lend Lease Real Estate Investments Ltd, a related party acting as agent for the Responsible Entity. The appointment of agents are described in 1.1. The services provided are: ▪ Sourcing acquisition opportunities; ▪ Research and assessment of market and opportunities; ▪ Project managing acquisitions and divestments.	Retail asset management services may not be appropriately carried out.	The monitoring of the Capital Transaction Service provider is covered in a contract which clearly details their role and responsibilities and how their performance will be monitored and measured on an ongoing basis.	Annually, the service contract is reviewed by Compliance Manager. Any discrepancies between *actual and* contracted performance is reported to the Board.

9. COMPLAINTS HANDLING

COMPLIANCE MEASURE 9.1: COMPLAINTS HANDLING PROCEDURES

Scope / Obligation addressed / Responsible officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements that the Responsible Entity is to apply in operating the Scheme to ensure that complaints relating to the Scheme or the actions of the employees of the Responsible Entity are appropriately handled in accordance with the Scheme Constitution. Corporations Act Sections 601 FD(1)(e), 601 GA Scheme Constitution Clause 18 AS 4269 Investor Relations Manager	The Investor Relations Manager is appointed to deal with all member complaints. The Board reviews complaints received during the half year to establish trends and determine whether further corrective actions are required. The Responsible Entity adopts the Australian Standard on Complaints Handling (AS4269) as guidance in developing its Complaints Resolution policy and complaints handling, except where necessary modified due to the nature of the Scheme and its constitution.	Member complaints may not be addressed by the Responsible Entity according to provisions under the Scheme Constitution. Breach of Licence and Constitution.	Staff members receive training on complaints handling procedures, and are instructed to forward all member complaints to the Investor Relations Manager. Investor Relations Manager records all member complaints onto Complaints Register. The complaints are then passed over to relevant officers to be dealt with. Investor Relations Manager drafts responses to complaining members within 14 days of receipt of complaints, and notifies complaining members of the Board's determination with respect to complaints	Half yearly, the Investor Relations Manager prepares statistics on the number and type of complaints received. Trends are examined to determine if corrective action is required to further train the staff members or obtain additional resources. On an ongoing basis the Registry submit a Complaints Report to the Investor Relations Manager All complaints received during the half year are reported to the Board by the Investor Relations Manger during its next

	Membership of an external complaints resolution scheme is a condition of the Dealer Licence		received, remedies (if any), and information regarding further avenue for complaints.	regular meeting.

10. DISCLOSURE AND REPORTING

COMPLIANCE MEASURE 10.1: PUBLIC DISCLOSURES

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements the Responsible Entity undertakes in operating the Scheme to ensure that all publicity which includes performance information, prospectus or other public offer document contains all relevant information and is not misleading , and that representation made in the offer document are carried out. Corporations Act Sections 601FC(1)(a), 1022 ASIC Policy Statement 132 Compliance Manager	Chief Executive Officer reviews all information relating to the Responsible Entity's operation of the Scheme prior to public release. External legal and other professional advice is sought in preparing the offer documents.	Publicity materials containing performance information, prospectuses, or other offering document may contain misleading information or omission of information that have an impact on investors' decision of investing in the Scheme.	Prospectuses have to be reviewed by relevant people to ensure full disclosure. The Responsible Entity has due diligence processes documented, and the Board ensured that such procedures are followed. The Compliance Manager, with assistance from external legal counsels, reviews all draft prospectuses / offering documents, and cross reference to due diligence procedures list to ensure that all relevant matters have been addressed. The due diligence	Quarterly, the Board reviews the list of processes undertaken to ensure that all necessary reviews and sign-offs have taken place before granting approval.

			procedure list is formally signed off and all procedures have been appropriately undertaken. The due diligence process involves obtaining supporting documentation for all representations made in other documents.	

COMPLIANCE MEASURE 10.2: NO MISLEADING CONDUCT OR DISCLOSURE

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements the Responsible Entity undertakes in operating the scheme to ensure that disclosure and reporting to Scheme members are not misleading. Corporations Act Section 601 FC(1)(a) Scheme Constitution Clause 9 ASIC Policy Statement 132 Investor Relations Manager and Compliance Manager	Disclosure and reporting to Scheme members are subject to review by the Compliance Manger to ensure that the documents have been subject to review by relevant employees of the Responsible Entity, external experts such as legal advisers and tax accountants, as considered appropriate by the Compliance Manager. A distribution statement is sent by the Investor Relations Manager to Scheme members each time a distribution is made.	Disclosure and reporting to Scheme members (other that that mentioned in 10.1) may be misleading.	The Responsible Entity has policies in place that all disclosures and reporting made to Scheme members are to be reviewed by the Compliance Manager, and subject to external audit or review in cases of Scheme financial statements, and have to be approved by the Board.	Quarterly, a distribution statement is sent to all unitholders, stating the amount of distribution. An Internet website at www.gpt.com.au. is maintained and updated on an annual basis. Unitholders can obtain up to date information of the Scheme and Scheme assets at this website address. 'News' items are disclosed as required.

COMPLIANCE MEASURE 10.3: REPORTING REQUIREMENTS

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the scheme to ensure that reporting requirements are met. Corporations Act Chapter 2M ASIC Policy Statement 132 Compliance Manager and Chief Financial Officer	The Compliance Manager is familiar with the contents of Chapter 2M of the Corporations Act and ensures that all reporting requirements are diarised and met. The Chief Financial Officer is familiar with The Accounting Standards requirements and also Accounting Institute requirements.	Reporting requirements may not be met.	The Compliance Manager monitors any changes in the law and reports significant changes to the Board. The Chief Financial Officer monitors any changes in the Accounting Standards and reports significant changes to the Board	The Board reviews any reports presented to them of significant changes to legislation or Accounting Standards.

11. HUMAN RESOURCES

COMPLIANCE MEASURE 11.1: COMPETENCY AND EXPERIENCE OF RESPONSIBLE ENTITY STAFF

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that compliance staff have appropriate experience and have adequate resources, that training is provided to ensure that existing and new staff are familiar with the Compliance Plan, and that only appropriate personnel hold positions of trust and that key staff are competent to perform their relevant roles. Corporations Act Sections 601 FD, 784(4)(c)-(d) ASIC Policy Statement 132	Compliance Manager has direct reporting line to members of the Board via the Chief Executive Officer and is secretary of the Board. The Compliance Manager oversee compliance training to all employees of the Responsible Entity, and reviews formal training planning on an annual basis. All employees are provided with the Responsible Entity's code of conduct. Acknowledgment of receipt of these documents are required of all staff, as well as their	Compliance staff may not have adequate resources, experience, or means to escalate matters to appropriate level of management, which undermines the Responsible Entity's endeavour to comply with the Law, the Scheme Constitution and the Compliance Plan.	A structured program of requitement is in place. All potential new staff members are vetted for educational and experience qualifications and references are obtained from previous employers. All staff members are required to sign an annual statement which confirms their knowledge of the requirements of the Responsible Entity's Code of Conduct and Managed Investments Act and internal policies including key matters set out in the Compliance Plans. These statements also	Police checks are performed on appointment of senior managers, including Compliance Manager. Appointment of Compliance Manager is subject to approval by the Board. Annually, the Compliance Manager audits the statements made by each staff member. A sample of recruitment files is reviewed for adherence with policy by the Compliance Manager

Compliance manger	consent to abide by these rules.		require an annual confirmation for relevant staff of continuing education requirements. All staff are subject to formal annual performance appraisals.	

COMPLIANCE MEASURE 11.2: SUCCESSION PLANNING

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that there are appropriate succession plans in place. Compliance Manager	Senior Managers have prepared succession plans, identifying individuals capable of moving into roles in the short and long term	The Responsible Entity has a small number of employees and this exposed the business to disruption and loss of intellectual capital if key members of staff leave.	The succession plans are reviewed with the Chief Executive Officer and are presented to the Board.	Annually, an updated succession plan is presented to the Board for approval.

12. RELATED PARTY ISSUES

COMPLIANCE MEASURE 12.1: RELATED PARTY SERVICE PROVIDERS

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that related parties do not gain improper advantage over other Scheme members Corporations Act Sections 601 FC(1), 601 LB, 601 LC Board of Directors	The Board approves related party dealing prior to the Scheme entering into a commitment. A policy paper has been developed which sets out the requirements for the use of independent experts to report on each related party transaction to the Board.	The Responsible Entity may employ double standards in using related party service providers rather than acting in the Scheme members best interest.	Subject to the exception set out below, when a related party service provider is being considered, an independent expert is employed (selected from a panel on a rotational basis) to review the transaction (subject to minimum fee limits as determined by the board from time to time). Their report has to be considered and approved by the Board. Only after approval has been received from the Board can the transaction be entered into with the Related Party.	Board approves the appointment of related party service providers. The Board has to satisfy themselves that the same assessment criteria and monitoring applies to related party service providers before entering into contracts.

			An exception to the procedure above is permitted where, due to the nature of the services or the scope of work, the Board has determined that it is not possible to estimate in advance the service provider's fee with reasonable certainty. In this case: • the service provider's hourly/daily rates must be reviewed by an independent expert and approved by the Board; • the service provider must make a best estimate at the total fee; and • where, prior to completion of the service provider's services it becomes possible to then estimate with reasonable certainty what the total fees will be, the procedure above must be applied to the total fees (ie the	

			fees already incrurred plus the fees yet to be incurred).	

COMPLIANCE MEASURE 12.2: BUYING FROM, SELLING TO, OR LEASING TO RELATED PARTIES

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that the Responsible Entity acts fairly and in the best interest of unitholders in dealing with related parties. Corporations Act Sections 601 FC(1), 601 LB, 601 LC Board of Directors	Any dealings with a related party to buy, sell or lease, in which the related party derives a benefit, to have to be approved by the Board.	The Responsible Entity may not act fairly and in the best interests of unitholders in dealings with related parties.	When buying, selling or leasing is being considered, an independent registered valuer is to provide a valuation. Their report is given to the Board. Only after approval has been received from the external directors of the Responsible Entity can the transaction be entered into with the Related Party.	The Board approves any buying, selling or leasing deals. The Board has to satisfy themselves that the terms and conditions of the acquisition, divestment or lease meet market conditions before entering into contracts.

COMPLIANCE MEASURE 12.3: LEASING IN COMPETITION WITH RELATED PARTIES

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that the Responsible Entity ensures that scheme members' interests are protected. Corporations Act Sections 601 FC(1), 601 LB, 601 LC Board of Directors	Any dealing with a related party to buy, sell or lease, in which the Responsible Entity derives a benefit, have to be approved by the Board.	The Responsible Entity may not act in the scheme members' best interest when leasing in competition with a related party.	When a lease under which a related party derives a benefit is being considered, an independent expert is employed to review the transaction. Their report has to be considered and approved by the Board. The Board has to satisfy themselves that the leasing deal meets market conditions before entering the lease.	Lease deals under which related parities derive a benefit are subject to approval by the Board. The transaction may be entered into only after Board approval.

COMPLIANCE MEASURE 12.4: INVESTMENT IN SCHEME BY RESPONSIBLE ENTITY

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that the Responsible Entity only hold interests in the Scheme if the transaction is at arms length and that Scheme members are not disadvantaged. Corporation Law Section 601 FC(1), 601 LB, 601 LC Board of Directors	The Responsible Entity may invest in the scheme at the prevailing unit prices calculated in accordance with Scheme Constitution.	The Responsible Entity may cause Scheme members to be disadvantaged through holding interest in the Scheme at prices set differently than that for other Scheme members of the same class, or redeem units a higher prices set than those for other Scheme members of the same class, or receive priority over other Scheme members in redemption processing.	Any investments made by the Responsible Entity in the Scheme would be subject to the same procedures as described in 6.1. The Board are to ensure that the price is the same as would be paid by a third party investor and that no members are disadvantaged.	The Board review all proposed investments and divestments by the Responsible Entity in the Scheme for fairness, equity and proper discharge of fiduciary duties.

13. MEETINGS OF SCHEME MEMBERS

COMPLIANCE MEASURE 13.1: MEETINGS OF SCHEME MEMBERS

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that meetings of Scheme members are called when required and then run appropriately. Corporations Act Part 2G.4 Scheme Constitution Clause 17 ASIC Policy Statement 132 Compliance Manager	The meeting is conducted by the Board in accordance with the Scheme Constitution. Where necessary external legal advice is sought.	The Responsible Entity may not convene and conduct Scheme member meetings appropriately.	The Compliance Manager must approve the notice of the Scheme members meeting before it is issued. The Compliance Manger ensures that external legal advice is obtained when required.	Registry review and count the votes of all ballots that occur.

14. ASX LISTING RULES

COMPLIANCE MEASURE 14.1: ASX LISTING RULES

Scope / Obligation addressed / Responsible Officer	Compliance Activity	Risk Addressed	Procedures Followed	Monitoring and Reporting Frequency
This Compliance Measure sets out arrangements of the Responsible Entity in operating the Scheme to ensure that ASX Listing rules are complied with. Compliance Manager	The Compliance Manager subscribes to the ASX listing rules and circulates a summary or detail of changes to the relevant officers he considers appropriate. Any items that require continuous disclose are identified by the Compliance manager.	ASX Listing rules may not be complied with.	The Compliance Manager prepares a report to the Board if there are any ASX issues that need to be brought to their attention, or any items requiring continuous disclosure.	The Board reviews any necessary changes to comply with ASX listing rules when required.

Proposed GPT Compliance Plan Amendnemts

Compliance Measure	Proposed Amendmet	Reason
All relevant CM's	Corporations Act	Global replacement of 'Corporations Law' with 'Corporations Act'.
1.1	Addition of 'Fund Manager'	To reflect GPT organisational change to include the Fund Manager role
1.2	Change 'half year' to 'quarter'	Breaches have been reported quarterly throughout year 2002.
1.3	Change 'half year' to 'quarter'	Senior managers have been reporting quarterly throughout year 2002.
1.4	Addition of 'Financial Controller'	Transactional role of Financial Controller to assist in the monitoring of financial position.
1.6	Addition of 'Financial Controller'	Transactional role of Financial Controller to assist in the monitoring of financial position.
2.2	Change 'half year' to 'quarter'	Reported quarterly throughout year 2002.
4.2	Addition of 'Fund Manager'	To reflect GPT organisational change to include the Fund Manager role.
4.3	Modification of insurance review by Portfolio and property managers	Insurance requirements have been reviewed in consultation with the Risk Manager.
6.1	Replacement of 'Chief Executive Officer' by 'Fund Manager'.	To reflect GPT organisational change to include the Fund Manager role.

6.2	Replacement of 'Chief Executive Officer' by 'Fund Manager'.	To reflect GPT organisational change to include the Fund Manager role.
6.4	Addition of 'Fund Manager'	To reflect GPT organisational change to include the Fund Manager role.
	Change to 'investments held for the past 12 months'	Change recommended by external auditor.
7.1	Replacement of 'Chief Executive Officer' by 'Fund Manager'.	To reflect GPT organisational change to include the Fund Manager role.
7.2	Addition of 'Fund Manager'	To reflect GPT organisational change to include the Fund Manager role.

EXHIBIT A

Information and documents made public, distributed to Unitholders or filed with the ASX or the ASIC since July 1, 2003

Date	Document	Tab
September 1, 2004	Interim Financial Report for General Property Trust and its Controlled Entities as of June 30, 2004	1
August 26, 2004	Merger Implementation Agreement Signed for Merged Lend Lease Group	2
August 23, 2004	General Property Trust and GPT Split Trust Mid-Year Report 2004	3
August 17, 2004	New Executive Management Structure to Drive Growth Strategy: Agreed with GPT Independent Directors	4
August 17, 2004	Senior Management Structure Announced for Merged Lend Lease Group	5
August 13, 2004	Notice of Ceasing to be a Substantial Holder by Deutsche Bank AG	6
August 9, 2004	Notice of Initial Substantial Holder by Deutsche Bank Group	7
August 6, 2004	GPT Independent Directors Recommend Merger with Lend Lease	8
August 6, 2004	GPT Agrees Merger Terms with Lend Lease	9
August 6, 2004	GPT Agrees Merger Terms with Lend Lease	10
August 6, 2004	General Property Trust and GPT Split Trust Trading Halt	11
July 29, 2004	GPT 2004 Mid Year Results: Quality Portfolio Delivers Solid Growth	12
July 29, 2004	General Property Trust Half Year Results Presentation Correction	13
July 29, 2004	GPT Half Year Results Presentation	14
July 29, 2004	GPT Half Yearly Report/Half Year Accounts	15
July 27, 2004	General Property Trust Trading Halt	16
July 27, 2004	GPT Unable to Agree Merger Terms with Lend Lease	17
July 7, 2004	P&O Sells Australian Resorts Business	18
July 7, 2004	GPT Expands Hotel/Tourism Portfolio with the Acquisition of P&O Australian Resorts	19

Date	Document	Tab
July 5, 2004	Letter to Unitholders regarding proposal by Lend Lease Corporation to merge Lend Lease Corporation with GPT	20
June 25, 2004	GPT Announces New Company Secretary	21
May 31, 2004	GPT Further Expands Homebush Bay Presence	22
May 25, 2004	Notice of Change in Interests of Substantial Holder by Commonwealth Bank of Australia	23
May 24, 2004	Effect of Lend Lease/GPT Merger Proposal on GPT Split Trust	24
May 24, 2004	GPT Response to Lend Lease Corporation Merger Proposal	25
May 20, 2004	General Property Trust Trading Halt	26
May 5, 2004	Notice of Initial Substantial Holder by AMP Limited	27
May 4, 2004	GPT March Quarterly Update	28
May 3, 2004	Initial Director's Interest Notice	29
April 29, 2004	GPT AGM Presentation	30
April 29, 2004	CEO and Fund Manager's Report by Nic Lyons and Michael O'Brien to Meeting of Unitholders	31
April 29, 2004	Chairman's Address by Richard Longes to Meeting of Unitholders	32
April 29, 2004	Results of Vote at GPT AGM	33
April 29, 2004	GPT Stock Exchange Announcement for the quarter ended March 31, 2004: March Quarter Distribution	34
April 28, 2004	Appointment of Ross Taylor to GPT Board	35
April 21, 2004	Notice of Change in Interests of Substantial Holder by National Australia Bank Limited Group	36
April 15, 2004	Notice of Ceasing to be a Substantial Holder by AMP Limited	37
April 13, 2004	Notice of Ceasing to be a Substantial Holder by Westpac Banking Corporation	38
April 13, 2004	GPT Office Portfolio Leasing Update	39
April 2, 2004	GPT Notification of Placement under ASIC Class Order 02/1180	40
April 2, 2004	GPT Appendix 3B announcement of new issue (to fund development pipeline), application for quotation of additional securities and agreement	41
April 2, 2004	GPT Completes Successful Placement	42

Date	Document	Tab
April 1, 2004	GPT to Acquire Premium Sydney Office Asset	43
April 1, 2004	GPT Presentation	44
April 1, 2004	GPT to Acquire Premium Sydney Office Asset	45
April 1, 2004	Audit Report on Compliance Plan	46
March 29, 2004	Notice of Meeting of Unitholders of General Property Trust	47
March 29, 2004	General Property Trust and GPT Split Trust Annual Report 2003	48
March 29, 2004	GPT and GPT Split Trust Change of Address	49
March 18, 2004	GPT Strengthens Homemaker Portfolio	50
March 12, 2004	Notice of Initial Substantial Holder by AMP Limited	51
February 4, 2004	GPT Change of Director's Interest Notice	52
February 2, 2004	Notice of Ceasing to be a Substantial Holder by AMP Limited	53
January 29, 2004	GPT Annual Results Presentation	54
January 29, 2004	GPT 2003 Annual Results: Quality Portfolio Delivers Solid Growth	55
January 29, 2004	GPT Full Year Accounts	56
January 29, 2004	GPT Full Year Results	57
January 29, 2004	GPT Preliminary Final Report	58
January 12, 2004	GPT Adds to Industrial/Business Park Portfolio with Homebush Bay Acquisition	59
January 12, 2004	GPT Adds to Industrial/Business Park Portfolio with Homebush Bay Acquisition	60
December 19, 2003	Resignation of Director	61
December 18, 2003	Correction to announcement regarding Macarthur Square Shopping Centre	62
December 18, 2003	General Property Trust Receives Council Approval for Macarthur Square Development Application	63
December 9, 2003	General Property Trust to acquire interest in Governor Phillip & Governor Macquarie Towers, Sydney	64
November 6, 2003	GPT September Quarterly Update	65
November 5, 2003	GPT Increases its STN/MTN Programme Limit	66
November 5, 2003	Increased Offer by 21st Century for Hamilton Island Limited	67

Date	Document	Tab
November 3, 2003	New and increased Takeover Offer by 21st Century; GPT announces it will not increase its offer; Hamilton Island Board recommends acceptance of 21st Century Offer in the absence of a superior offer	68
November 3, 2003	Voyages' Response to Increased Offer by 21st Century for Hamilton Island Limited	69
October 31, 2003	GPT Invests in Second Masterplanned Urban Community Development	70
October 31, 2003	Lend Lease and General Property Trust Join Forces to Redevelop Twin Waters Resort on Queensland's Sunshine Coast	71
October 29, 2003	GPT Stock Exchange Announcement for the quarter ended 30 September 2003: September Quarter Distribution	72
October 24, 2003	Fire at Longitude 131°	73
October 24, 2003	Takeover Offer by 21st Century for Hamilton Island Limited	74
October 24, 2003	Response to Revised 21st Century Offer for Hamilton Island Limited	75
October 22, 2003	Bidder's Statement: Offer by Voyages Hotels & Resorts Pty Limited to acquire all your ordinary shares in Hamilton Island Limited	76
October 22, 2003	Bidder's Statement: Offer by Voyages Hotels & Resorts Pty Limited to acquire all your ordinary shares in Hamilton Island Limited	77
October 22, 2003	Unconditional Cash Takeover Offer by Voyages for Hamilton Island Limited at $3.13 per share	78
October 22, 2003	Unconditional Cash Takeover Offer by Voyages for Hamilton Island Limited at $3.13 per share	79
October 6, 2003	GPT Half Yearly Report	80
October 3, 2003	Lend Lease and General Property Trust Appointed to Deliver New Regional Centre in Rouse Hill	81
October 3, 2003	GPT/Lend Lease Joint Venture Confirmed as Developer of Rouse Hill Regional Centre	82
September 25, 2003	GPT Response to Media Speculation	83
September 1, 2003	Implementation Agreement with 21st Century Resorts and Result of Voyages/GPT Scheme Meeting Held Today	84

Date	Document	Tab
September 1, 2003	Hamilton Island Scheme of Arrangement	85
August 27, 2003	General Property Trust and GPT Split Trust Mid-Year Report 2003	86
August 21, 2003	Notice of Initial Substantial Holder by Barclays Global Investors Australia Limited	87
August 21, 2003	GPT Expands & Diversifies Industrial/Business Park Portfolio	88
August 19, 2003	GPT Completes $452 Million Note Issue	89
August 13, 2003	GSTIN & GSTCP: Cancellation of units	90
August 6, 2003	GPT Expands Homemaker Centre Presence in Melbourne	91
July 30, 2003	GPT Half Year Results Presentation	92
July 30, 2003	GPT Half Year Accounts	93
July 30, 2003	GPT 2003 Half Year Results: GPT Announces Increased Distributions and Earnings	94
July 30, 2003	GPT Half Year Results	95
July 30, 2003	GPT Half Yearly Report	96
July 17, 2003	GPT Announces Further Industrial & Business Park Activity	97
July 9, 2003	Replacement General Property Trust Compliance Plan	98

ASX Company Announcement

Date:	Fri Mar 12 12:43:42 2004
Document Image #:	00422894
Announcement Type:	Becoming a substantial shareholder
ASX Description:	GPT Becoming a substantial holder from AMP AMP Becoming a substantial holder for GPT

Connect 4 Summary:

Company Summary:

BNP PARIBAS
SECURITIES SERVICES

Date: 12-Mar-04

The Manager
Listings Department
Australian Stock Exchange Limited

Facsimile: 1900 999 279
No. of Pages (incl.): 3

NOTICE OF INITIAL SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited discloses a substantial holding in General Property Trust.

The enclosed ASIC Form 603 discloses all required details.

Yours faithfully,

Head of Custody
BNP Paribas Securities Services

COGENT INVESTMENT OPERATIONS PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 655 674

Form 603
Corporations Law
Section 671B
Notice of Initial Substantial Holder

To: General Property Trust

ACN/ARSN: 090 110 357

1. Details of substantial holder

Name: AMP Limited (ACN 079 354 519) and its related bodies corporate.

The holder became a substantial holder on 09-Mar-2004

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	*Number of Securities*	*Persons' votes*	*Voting power*
Units Fully Paid	97,982,737	97,982,737	5.03%

3. Details of relevant interests

The nature of relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	*Nature of relevant interests*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited ("AMP Life")	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name. AMP Life is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Units Fully Paid: 38,527,093	38,527,093
AMP Capital Investors Limited ('AMP Capital')	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name in Paragraph 4, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Units Fully Paid: 59,455,644	59,455,644
		Total:	97,982,737

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	Units Fully Paid: 38,527,093	38,527,093
Henderson Global Investors Limited	National Custodian Services Limited	MN Services Asian Real Estate Portfolio	Units Fully Paid: 1,080,000	1,080,000
AMP Capital Investors Limited	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	Units Fully Paid: 41,240,558	41,240,558
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited	Units Fully Paid: 12,477,022	12,477,022
	Cogent Investment Operations Pty Limited <Non Resident A/c>	Cogent Investment Operations Pty Limited <Non Resident A/c>	Units Fully Paid: 177,734	177,734
	Citicorp Nominees Pty Limited	Stichting Pensionfonds Hoogovens	Units Fully Paid: 12,828	12,828
	JP Morgan Nominees Australia Limited	Stichting Pensionfonds ABP	Units Fully Paid: 515,189	515,189
	National Nominees Pty Limited	Sun Superannuation Fund	Units Fully Paid: 602,954	602,954
	National Nominees Pty Limited	Telstra Listed Property Trust	Units Fully Paid: 3,349,359	3,349,359
			Total:	97,982,737

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	*Date of acquisition*	*Consideration*	*Class and number of securities*
AMP Capital Aust. Equity Market Neutral Fund	09-Mar-04	$294,112.05	Ordinary Shares 95,386
AMP Life Limited	14-Nov-2003 to 9-Mar-2004	$9,058,147.55	Ordinary Shares 3,052,312
Cogent Investment Operations Pty Limited <Non Resident A/c>	10-Nov-2003 to 4-Mar-2004	$603,632.82	Ordinary Shares 208,965
Cogent Nominees Pty Limited	10-Nov-2003 to 4-Mar-2004	$8,651,327.29	Ordinary Shares 2,982,056
Cogent Nominees Pty Limited <SMP Accounts>	17-Nov-2003 to 9-Mar-2004	$32,523,651.14	Ordinary Shares 10,884,949
Stichting Pensioenfolds - ABP	15-Dec-03	$73,268.20	Ordinary Shares 25,000
Sun Superannuation Fund	17-Nov-2003 to 10-Feb-2004	$128,203.52	Ordinary Shares 43,356
Telstra Listed Property Trust	17-Nov-2003 to 10-Feb-2004	$719,603.16	Ordinary Shares 243,388

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	*Nature of association*
AMP Life Limited (ACN 079 300 379)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.
AMP Capital Investors Limited (ACN 001 777 591)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.

7. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Financial Services Holdings Limited	33 Alfred Street, Sydney NSW 2000
AMP Life Limited	50 Bridge Street, Sydney NSW 2000
AMP Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 20, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors (NZ) Limited	City Tower, 95 Custom House Quay, Wellington, N.Z.
Asgard Capital Management Limited	PO Box 7817, Cloisters Square WA 6850
BT Australian Equity Fund	Locked Bag 7, Royal Exchange, Sydney NSW 1225
Citicorp Nominees Pty Limited	101 Collins Street, Melbourne VIC 3000
Cogent Investment Operations Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Commonwealth Bank Superannuation Plan	Level 11, 175 Pitt Street, Sydney NSW 2000
Commonwealth Custodial Services Limited	308 - 315 George Street, Sydney NSW 2000
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
Henderson Global Investors Limited	3 Finsbury Ave, London EC2M 2PA, United Kingdom
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
Local Authorities Superannuation Board	468 St. Kilda Road, Melbourne VIC 3000
MN Services Asian Real Estate	c/- 271 Collins Street, Melbourne VIC 3000
National Custodian Services Limited	271 Collins Street, Melbourne VIC 3000
New Zealand Central Securities Depository Limited	PO Box 2099, Wellington, New Zealand
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds Hoogovens	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Sun Superannuation Fund	271 Collins Street, Melbourne 3000
Telstra Listed Property Trust	Level 3, 215 Spring Street, Melbourne 3000

Authorised signatory: [signature] Date: 12/3/04

This Initial Substantial Holder Notice (ASIC Form 603) comprises 2 page/s in total.

ASX Company Announcement

Date:	Wed Feb 4 10:57:55 2004
Document Image #:	00414384
Announcement Type:	Change of Directors Interest Notice
ASX Description:	GPT Change of Director's Interest Notice

Connect 4 Summary:

Company Summary:

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	General Property Trust
ABN	58 071 755 609

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Charles Joseph
Date of last notice	4 June 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holder is Joseph Nominees Pty Ltd as trustee of the Raynesford Superannuation Fund
Date of change	3 February 2004
No. of securities held prior to change	Nil
Class	Ord
Number acquired	50,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.96 per unit
No. of securities held after change	Joseph Nominees Pty Ltd 50,000 **TOTAL 50,000**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

+ See chapter 19 for defined terms.

ASX Company Announcement

Date:	Mon Feb 2 17:56:14 2004
Document Image #:	00414033
Announcement Type:	Ceasing to be a substantial shareholder
ASX Description:	GPT Ceasing to be a substantial holder from AMP AMP Ceasing to be a substantial holder for GPT

Connect 4 Summary:

Company Summary:

BNP PARIBAS
SECURITIES SERVICES

Date: 02-Feb-04

The Manager
Listings Department
Australian Stock Exchange Limited

Facsimile: 1900 999 279
No. of Pages (incl.): 3

NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671 of the Corporations Law, AMP Limited hereby advises that it is no longer a substantial holder in General Property Trust.

The enclosed ASIC Form 605 discloses all required details.

Yours faithfully,

Gavin Young
Manager, Corporate Actions
BNP Paribas Securities Services
Tel: 61 2 9222 0045

Form 605
Corporations Law
Section 671B
Notice of Ceasing to be a Substantial Holder

To: General Property Trust

ACN/ARSN: 090 110 357

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

The holder ceased to be a substantial holder on 29-Jan-2004
The previous notice was given to the company on 15-Aug-2003
The previous notice was dated 11-Aug-2003

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of securities affected*	*Person's votes affected*
13-Aug-2003 to 22-Jan-2004	AMP Life Limited	Share acquisition	$12,547,898.69	Ordinary Shares 4,319,122	4,319,122
12-Aug-2003 to 29-Jan-2004	AMP Life Limited	Share disposal	-$25,188,169.12	Ordinary Shares - 8,727,863	-8,727,863
10-Nov-2003 to 17-Nov-2003	Cogent Investment Operations Pty Limited <Non Resident A/c>	Share acquisition	$433,713.34	Ordinary Shares 153,182	153,182
20-Nov-2003 to 24-Dec-2003	Cogent Investment Operations Pty Limited <Non Resident A/c>	Share disposal	-$90,926.60	Ordinary Shares - 31,231	-31,231
28-Aug-2003 to 16-Jan-2004	Cogent Nominees Pty Limited	Share acquisition	$43,587,201.65	Ordinary Shares 14,816,736	14,816,736
13-Aug-2003 to 29-Jan-2004	Cogent Nominees Pty Limited	Share disposal	-$59,712,875.09	Ordinary Shares - 11,729,159	-21,401,825
5-Sep-2003 to 7-Nov-2003	Henderson Global Investors Limited	Share acquisition	$0.00	Ordinary Shares 293,445	293,445
21-Nov-2003 to 23-Dec-2003	Henderson Global Investors Limited	Share disposal	$0.00	Ordinary Shares - 1,793,445	-1,793,445
23-Dec-03	London Life Limited	Share disposal	$0.00	Ordinary Shares - 28,865	-28,865
03-Sep-03	MN Services Asian Real Estate Portfolio	Share acquisition	$221,003.10	Ordinary Shares 80,000	80,000
19-Nov-2003 to 15-Dec-2003	MN Services Asian Real Estate Portfolio	Share disposal	-$1,454,309.90	Ordinary Shares - 500,000	-500,000
07-Nov-03	Pearl Assurance PLC	Share disposal	$0.00	Ordinary Shares - 213,445	-213,445
15-Dec-03	Stichting Pensioenfolds - ABP	Share acquisition	$73,268.20	Ordinary Shares 25,000	25,000
12-Sep-2003 to 16-Jan-2004	Sun Superannuation Fund	Share acquisition	$165,710.92	Ordinary Shares 57,121	57,121
24-Sep-2003 to 24-Dec-2003	Sun Superannuation Fund	Share disposal	-$139,152.65	Ordinary Shares - 48,673	-48,673
12-Sep-2003 to 16-Jan-2004	Telstra Listed Property Trust	Share acquisition	$934,206.79	Ordinary Shares 322,039	322,039
24-Sep-2003 to 24-Dec-2003	Telstra Listed Property Trust	Share disposal	-$776,935.43	Ordinary Shares - 271,808	-271,808

3. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*
No Changes	

4. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Financial Services Holdings Limited	33 Alfred Street, Sydney NSW 2000
AMP Life Limited	50 Bridge Street, Sydney NSW 2000
AMP Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 20, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors (NZ) Limited	City Tower, 95 Custom House Quay, Wellington, N.Z.
Asgard Capital Management Limited	PO Box 7817, Cloisters Square WA 6850
BT Australian Equity Fund	Locked Bag 7, Royal Exchange, Sydney NSW 1225
Citicorp Nominees Pty Limited	101 Collins Street, Melbourne VIC 3000
Cogent Investment Operations Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Commonwealth Bank Superannuation Plan	Level 11, 175 Pitt Street, Sydney NSW 2000
Commonwealth Custodial Services Limited	308 - 315 George Street, Sydney NSW 2000
Dynamic Australia Fund	16 Boulevard Royal, PO Box 14, L-2010, Luxembourg
Equipsuper	171 Flinders Street, Melbourne VIC 3000
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
Health Superannuation Pty Limited	697 Burke Road, Camberwell Victoria 3124
Henderson Global Investors Limited	3 Finsbury Avenue, London EC2M 2PA, United Kingdom
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
Local Authorities Superannuation Board	468 St. Kilda Road, Melbourne VIC 3000
London Life Limited	1 Norton Folgate, E16DA, United Kingdom
MN Services Asian Real Estate	c/- 271 Collins Street, Melbourne VIC
National Custodian Services Limited	271 Collins Street, Melbourne VIC 3000
New Zealand Central Securities Depository Limited	PO Box 2099, Wellington, New Zealand
Pearl Assurance plc	55 Moorgate, London ECZR 6PA, United Kingdom
Permanent Trustee	35 Clarence Street, Sydney NSW 2000
Perpetual Nominees Pty Limited	Level 19, 1 Castlereagh Street, Sydney NSW 2000
QLD Local Government Superannuation Board	Of GPO Box 264, Brisbane QLD 4001
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds Hoogovens	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Sun Superannuation Fund	271 Collins Street, Melbourne VIC 3000
UniSuper Small Companies Fund	Level 28, 367 Collins Street, Melbourne VIC 3000
UniSuper Limited	Level 28, 367 Collins Street, Melbourne VIC 3000
QLD Local Government Superannuation Board	GPO Box 264, Brisbane QLD 4001
Telstra Listed Property Trust	Level 3, 215 Spring Street, Melbourne VIC 3000
United SMF Sector Leaders Australian Equity Fund	Level 3, 30 Collins Street, Melbourne VIC 3000
Westpac Custodian Nominees Limited	50 Pitt Street, Sydney NSW 2000

Name: Gavin Young - authorised signatory

Signature: ________ Date: 2/2/04

This notice of change of interests of substantial holder (ASIC Form 605) comprises 2 pages in total.

ASX Company Announcement

Date: Thu Jan 29 12:17:42 2004

Document Image #: 00412853

Announcement Type: Preliminary Final Report

ASX Description: GPT Annual Results Presentation

Connect 4 Summary:

Company Summary:


GPT
Annual Results Presentation
2003

Highlights

- Earnings per unit up 5.6%
- Distribution per unit up 3.9%
- Strong underlying portfolio performance
- Future growth
  - Retail development pipeline
  - Recent acquisitions
  - Masterplanned Urban Communities

GPT

Growth Profile Enhanced

	2000	2001	2002	2003
Distribution (cpu)	19.3	19.7	20.4	21.2
Growth	2.3%	2.1%	3.5%	3.9%
Earnings (cpu)	19.3	19.7	20.4	21.6
EPU Growth	2.3%	2.1%	3.6%	5.6%
Underlying Growth*	2.3%	2.1%	3.6%	3.1%
1 Yr Total Return	20.1%	9.9%	12.8%	8.2%

* Excludes the impact of the change in fee

GPT

Financial Performance

	2002	2003
Net Operating Income	+6.0%	+7.3%
Total Assets	$6.7b	$7.7b
Total Borrowings	$1.4b	$2.1b
Interest Cover	5.6x	5.1x
Gearing	20.3%	27.6%
NTA per unit	$2.60	$2.73

GPT

Retail $3.8 billion (50%)


THE PRINCIPLES OF ENVIRONMENTALLY SUSTAINABLE DESIGN, EMBRACING THE NATURAL
McDonald's

Key Results: Shopping Centres

- Total Portfolio income up 11.2%
- Portfolio delivering growth
  - Total Centre MAT up 2.9%
  - Total Centre MAT/sqm up 1.7%
  - Regional specialty productivity at $8,755/sqm
  - Regional specialty occupancy costs at 14.6%
  - Base rent up 4.2%
- Positive revaluations

GPT

Homemaker Strategy Delivering

- Income up 18.8%
- Rental growth 8.7% at review (6 months to Dec)
- Occupancy remains high at 99%
- Portfolio grown to $415 million
  - Epping
  - Potential expansions
  - Rouse Hill Regional Centre
  - Positive valuations
- Actively pursuing opportunities

GPT

Erina Fair



Erina Fair

- $212m expansion ($106m GPT 50% share)
- Expansion included
  - Town Square - restaurants
  - Leisure facilities – ice rink, gymnasium
  - Community facilities – library, community & youth centres
  - Additional retail – fashion, food & homewares
- Completed ahead of schedule
- Trading very well
- Year 1 Yield of 8.5%+

GPT

Melbourne Central



FORMAT
Central
indus

Melbourne Central

- 65% of construction complete
- 80% of income committed
- First stage (90 new retailers) now open
- On track for completion end 2004
- Project cost $245 million/8.5% yield
  - Additional tenancies
  - Increases in scope

GPT

Future Projects

- Macarthur Square
  - $160m expansion ($80m GPT 50% share)
  - DA approved December 2003
  - Commencement mid 2004/complete late 2005
- Penrith Plaza
  - $130m expansion
  - DA submitted
  - Commencement late 2004/complete mid 2006
- Rouse Hill Town Centre
  - Approx $300m development
  - Masterplan submitted
  - Anticipate approval 2004/complete late 2006

GPT

Strong Development Pipeline

	2002	2003	2004	2005	2006	2007	2008
Floreat Forum	$48M						
Erina Fair	$106M						
Melbourne Central		$245M					
Macarthur Square			$80M*				
Penrith Plaza				$130M*			
Rouse Hill Regional Centre				$300M*			
Charlestown Square							
Chirnside							
Wollongong							
Sunshine Plaza	$20M						

Complete

Underway

Planned

* Approximate value & timing

GPT

Office $2.9 billion (39%)



Key Results: Office

- Income up 3.8%
- Portfolio quality enhanced
  - 1 Farrer Place
  - Stage 1 National Building complete
  - Stage 2 due to complete July 04
  - Refurbishments
- Occupancy remains high
  - Over 47,000 sqm leased
- Leasing momentum starting to build
- Even lease expiry profile
  - Average lease term 5.5 years

GPT

Manageable Expiry Risk



Office Lease Expiry Profile by Area
31 December 2003
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Total Portfolio
Melbourne only
6.2%
6.9%
11.5%
2.9%
12.1%
10.5%
10.6%
0.0%
5.8%
6.1%
8.5%
8.4%
45.2%
65.2%
Vacant
2004
2005
2006
2007
2008
Beyond

- Portfolio well positioned
- Manageable forward expiry
- Melbourne assets well positioned

GPT

Current Leasing Focus

- Australia Square
- Melbourne Central
- 179 Elizabeth Street
- 2004/05 Expiries
  - Telstra (Transit Centre)
  - Telstra (Melb Central)
  - Merrill Lynch (MLC Centre)
  - HSBC (HSBC Centre)

GPT

Office Portfolio Outlook

- Portfolio in good shape
- Quality improved
  - Acquisitions
  - Refurbishments
- Minimal vacancy – majority in Sydney
- Balanced expiry profile
- Early indicators of improving market

GPT

Hotel/Tourism $530 million (7%)



Key Results: Hotel/Tourism

- Portfolio income up 4.1%
- Ayers Rock Resort
  - Revenue (5.8%)
  - Room Nights Sold (7.4%)
  - Room Rate +2.5%
  - GPT Income Flat
- Four Points by Sheraton Sydney
  - Revenue +9.1%
  - Room Nights Sold +2.4%
  - Room Rate +8.6%
  - GPT Income +11.8%

GPT

Industrial/Business Park $290 million (4%)



Key Results: Industrial/Business Park

- Income up 38.3%
- Occupancy 94%
- Acquisitions
  - Austrak Business Park
  - Just Jeans facility
  - Quad 3
  - 8 Herb Elliot Drive, Homebush Bay
- Future Growth Potential
  - 350,000 sqm development land across Portfolio
  - Austrak Business Park
  - Quad 4 (option June 04)
  - Stage 3 Camellia (future opportunity)
- Average lease expiry 5.9 years

GPT

Masterplanned Urban Communities



Masterplanned Urban Communities

- Entered sector in Feb 2003
- Strong partner – Delfin Lend Lease
- Rouse Hill to commence late 2004
  - $1 billion development
  - Average capital commitment $30m (max $40m)
  - 1,500 dwellings/lots over 10 years
- Twin Waters to commence 2005
  - Cost $20.6m (excluding acquisition costs)
  - Average capital commitment $20m (max $30m)
  - 370 dwellings/lots over 7 years
- Actively pursuing other opportunities

GPT

Capital Management

- Total Assets $7.7 billion
- Gearing of 27.6% (limit 40%)
- Borrowings
  - Maturities from within one month to 2029
  - 83% hedged
  - Current effective interest rate 5.98%
  - Average duration 3.8 years
- S&P ratings (Long term: A+, Short term: A-1)

GPT

In Summary....

- Performance strong
  - Retail – high productive quality portfolio
  - Office – well positioned, dependent on strength of market recovery
  - Hotel – refurbished assets, stable performance – medium term growth expected
  - Industrial – well leased, significant expansion and acquisition potential
  - Masterplanned Urban Communities – impact on growth from 2005

GPT

ASX Company Announcement

Date: Thu Jan 29 10:06:36 2004

Document Image #: 00412779

Announcement Type: Periodic Reports – Other

ASX Description: GPT Quality Portfolio delivers solid growth

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
2003 Annual Results

29 January 2004

QUALITY PORTFOLIO DELIVERS SOLID GROWTH

GPT today declared earnings per unit of 21.6 cents per unit (cpu) for the year to 31 December 2003, an increase of 5.6% over the previous corresponding period.

A distribution of 5.4 cpu for the December quarter was announced, taking the distribution for the year to December 2003 to 21.2 cpu. This represents an increase of 3.9% on the distribution for the 2002 calendar year and continues a positive trend in the Trust's underlying earnings and distributions.

GPT Management Limited Chief Executive, Mr Nic Lyons, said that the 5.6% increase in earnings reflected a solid result from GPT's property portfolio as well as the impact of a recent change to GPT's fee structure.

"This increase in earnings and distributions builds on the growth achieved over the last few years and demonstrates the strength of GPT's Retail Portfolio, the resilience of GPT's quality Office and Hotel/Tourism Portfolios in difficult market conditions and the benefit of acquisitions and developments undertaken over the last eighteen months."

"The growth in both earnings and income reflects the benefit of our strategy of building and maintaining a portfolio of high quality assets."

"GPT is well placed to continue to deliver future growth as the benefits of a number of developments recently completed and underway across its $7.6 billion property portfolio are delivered and conditions in the office and tourism sectors improve," said Mr Lyons.

In Retail, high productivity levels, reasonable occupancy costs and almost full occupancy in conjunction with the completion of major developments, have the Portfolio well positioned for continued growth over the medium term. The tourism sector has continued to suffer the effects of world events on inbound tourism but is anticipated to recover over 2004. Whilst general conditions in the office sector remain soft, GPT's Office Portfolio has withstood current market conditions and delivered income growth.

Over the year GPT also implemented a number of initiatives that will contribute to medium term earnings growth. In February, GPT entered the Masterplanned Urban Communities sector and over the course of 2003 secured close to 2,000 lots/dwellings in joint venture with Lend Lease across the $1 billion Rouse Hill Regional Centre (NSW) and the smaller Twin Waters Resort (QLD). These sites, which will be developed over the next 10 years, will boost earnings growth and represent the first of a number of potential projects with the ability to enhance earnings without materially increasing the Trust's risk profile.

Major developments – a key driver of future growth - were also completed over 2003. In the Retail Portfolio the $106 million (GPT's 50% share) expansion and redevelopment of Erina Fair (NSW) opened fully leased in November 2003. The first of the two National Buildings in Melbourne's Docklands was also completed, boosting the size of GPT's Office Portfolio to over $2.9 billion.

Future opportunities for growth were also secured with $355 million in acquisitions across the Office, Retail and Industrial/Business Park Portfolios and further progress on future developments, including expansions of Macarthur Square and Penrith Plaza and the development of the Rouse Hill Town Centre.

Capital Management

GPT maintains a strong balance sheet, concluding 2003 with total assets of $7.7 billion and borrowings of $2.1 billion, or 27.6% of total assets. This level of borrowing remains below GPT's maximum borrowing limit (of 40% of total tangible assets) and is within the policy range adopted by GPT's Board, of 20-30% of total tangible assets. This level of gearing is also below the LPT sector average, of 35.4%.

Michael O'Brien, GPT's Fund Manager said, "GPT's current level of gearing gives us the capacity to fund the extensive development program currently underway and planned."

Over 2003, GPT continued to successfully access the debt markets, issuing $452 million in 3, 5 and 10 year notes under the existing Medium Term Note Program.

"The pricing and term of our Medium Term Note issues confirms the attractiveness of GPT's debt, and our ability to access competitive funding," Mr O'Brien said.

The current weighted average interest rate of GPT's debt is 5.98% (after fees and margins), and the Trust remains relatively protected from interest rate movements, with 83% of borrowings

hedged across a range of maturities. GPT also retains the highest credit ratings in the Australian LPT sector, with Standard & Poor's ratings of A+ (long-term) and A-1 (short-term).

Outlook

"This has been a year of solid performance for GPT."

"Over the last twelve months we have continued to improve the quality of the portfolio and to enhance its diversity, and have leveraged our core skills and GPT's strong balance sheet to add value both in managing the existing assets and pursuing plans for future growth."

"We expanded the Trust's diversity and accessed additional growth opportunities with our entry into the Masterplanned Urban Communities sector. Quality acquisitions across the Retail, Office and Industrial/Business Park Portfolios have also contributed to an enhanced performance outlook for GPT in the long-term."

"Our outlook is positive for the 2004 calendar year, as we expect to see strong growth in retail and industrial income and an improvement in office and tourism markets. The Trust has retained earnings of $7.6 million to mitigate the potential volatility in earnings if a performance fee is paid in 2004 or a delay in the office market recovery results in extended vacancy periods across the Office Portfolio," Mr Lyons said.

Yield

The yield on the closing price yesterday of $2.98 was 7.1%.

NTA

The Trust's Net Tangible Asset Backing (NTA) per unit increased to $2.73, an increase of 13 cents on the previous year's NTA of $2.60 per unit, largely as a result of significant positive valuations across the Portfolio.

Unit Price

GPT's unit price increased over the year, from $2.97 at 31 December 2002 to $2.99 at 31 December 2003. GPT's full year accumulation (unit price movement and income) return for 2003 was 8.2%, slightly below the S&P/ASX Property 200 Accumulation Index, which delivered a total return of 8.8%.

ENDS

ADDITIONAL INFORMATION

Retail Portfolio

Total centre sales for the year to December 2003 across GPT's retail centres totalled $3.7 billion.

Sales productivity across GPT's regional centres is high, with specialty sales of $8,755 per square metre. Total centre sales across the Portfolio increased by 2.9% and specialty sales increased by 4.1% in the year to December 2003. (On a per square metre basis total centre sales increased by 1.7% and specialty sales by 1.3%.)

General Manager Retail Investment, Mr Mark Fookes, said the majority of GPT's centres trade well above industry sales productivity benchmarks.

"Importantly, the Portfolio's sales productivity gives us confidence in the expansion potential of the Portfolio and the level of specialty occupancy costs across GPT's shopping centres remains reasonable, at 14.5%. The low vacancy rate of less than 0.5% across the Portfolio and success in renewals achieved over the past twelve months further consolidates our outlook for continued Retail Portfolio rental income growth," Mr Fookes said.

Income from the Retail Portfolio increased significantly on the same period last year (up 11.2%), including the first full year of income from Penrith Plaza following the termination of the JVIA in 2002, the first year post Sunshine Plaza's Riverwalk & Plaza Parade development, and the benefits of income growth achieved across the Portfolio.

Lease renewals at Penrith Plaza and Chirnside Park over 2003 resulted in strong increases in rents. Over 2004 renewals at Woden Plaza and Sunshine Plaza are also anticipated to generate strong future growth.

A number of GPT's retail assets were valued over the year, leading to a net valuation increase across the Retail Portfolio of $216 million. These assets included Woden Plaza, Charlestown Square, Dandenong Plaza, Erina Fair, Penrith Plaza, Sunshine Plaza, Chirnside Park, Wollongong Central, Macarthur Square, and the Homemaker City centres at Bankstown, Cannon Hill, Fortitude Valley, Jindalee, Maribyrnong and Prospect.

Further demonstrating the quality of the Portfolio's assets, in March 2003, four of GPT's centres (Sunshine Plaza, Woden Plaza, Penrith Plaza and Erina Fair) were named in the Shopping Centre News 'Big Guns' Top Ten list of Australia's most productive regional shopping centres.

Acquisitions

In August, Homemaker City Epping in Victoria was acquired for $37.7 million (including costs). The acquisition increases GPT's highly successful Homemaker portfolio to a total of 14 centres with a value of close to $415 million.

A number of smaller strategic acquisitions across the Retail Portfolio were also made during 2003, providing future expansion opportunities. These included assets adjacent to Charlestown Square and Penrith Plaza and land adjacent to Homemaker City Castle Hill.

Development Update

Across the Retail Portfolio a range of developments were completed and progressed during 2003. These projects are a key driver of future growth and future projects have a potential value of $1 billion over the next six years.

The major expansion and redevelopment of Erina Fair (GPT's 50% share at a cost of $106 million) opened ahead of schedule in November 2003. The development, which includes an outdoor Town Centre, a new food court, leisure and community facilities as well as 142 additional specialty shops was fully leased on completion, and is forecast to deliver a year 1 yield above the project commerce of 8.5%.

A smaller expansion at Floreat Forum in Perth (at a cost of $48 million) was completed in August. In Victoria, a minor remix of the foodhall at Chirnside Park ($3.5 million) was finalised in May and at Forestway in NSW the $4.7 million upgrade of Forestway Shopping Centre is underway and due to be completed early in 2004.

The major redevelopment of Melbourne Central's retail space has continued to gain momentum over 2003, with 65% of the construction program and 80% of the leasing (by income) now finalised. A number of catalyst retailers have been secured, including the first Australian stores for international fashion labels Tommy Hilfiger, G Star and Carhardt. The first stages of the development opened in late 2003 and the project is on track for completion of the final stage at the end of 2004. Creation of additional tenancies, additional scope to a number of tenancies (in particular the cinema and gymnasium) and additional acoustic treatment for the entertainment precinct has resulted in the development cost increasing to $245 million. With resulting additional income the target yield remains unchanged at 8.5% in the first year of operation.

A number of developments are anticipated to commence in 2004. These include: the expansion (at an approximate cost of $80 million – GPT's 50% share) of Macarthur Square, for which a development application has been approved; a major expansion of Penrith Plaza ($130 million), for which a development application has been lodged; and the creation of a new Town Centre at the Rouse Hill Regional Centre for which the masterplan has been submitted.

"The outlook for future growth is positive. The positive response to the expanded offer and the increase in valuation at Erina Fair has demonstrated the potential of our development pipeline to generate strong returns and our next major project, Melbourne Central, is progressing well."

"With further developments expected to commence this year and a positive outlook for rental growth, we are confident in continuing to deliver good growth from GPT's retail assets," Mr Fookes said.

Office Portfolio

Despite a slow leasing market, reflecting relatively soft tenant demand, GPT's Office Portfolio performed well over 2003, delivering income growth and retaining occupancy above the market average.

The quality of the Portfolio and tenant diversity were further improved with the acquisition of an interest in 1 Farrer Place in Sydney, the completion of the first of the National Buildings at 800 Bourke Street, Melbourne and progress on refurbishment works at Australia Square and Melbourne Central.

Revaluations across the Portfolio resulted in a small increase in value, of $16.4 million.

Over 47,000 sqm of office space was leased across GPT's assets over 2003, resulting in an overall occupancy of 94% for the Portfolio. This was a strong result in weak market conditions.

Mr Tony Cope, GPT's Office Portfolio Manager, said a focus on leasing across the Portfolio had maintained a strong lease expiry profile, with limited short and medium term expiry and an average lease term of 5.5 years.

"The performance of the Office Portfolio was underpinned by low vacancy and the quality of our assets which was further enhanced over 2003 by acquisitions and capital works," Mr Cope said.

Acquisitions and developments

In December, GPT acquired a 25% interest in 1 Farrer Place, a premium quality office complex, with a high standard of services and finishes. The complex offers over 85,000 sqm of premium office space, with harbour and city views and is occupied by major tenants such as the NSW State Government, Mallesons Stephen Jaques and Goldman Sachs JBWere. The complex consists of Governor Phillip and Governor Macquarie Towers and the Phillip Street terraces and was acquired for $240 million (before costs).

The first of the two campus-style National Buildings in Melbourne was completed in October. The second building is anticipated to be complete in mid 2004. The buildings are each leased to National Australia Bank for twelve years from completion and will deliver a first year yield of 8% on the total cost of $242 million.

An extension of the office lobby at Melbourne Central was commenced in 2003. At a cost of $5.5 million the works will create a stronger street presence for the asset and a more cohesive link to the upgraded retail space. In Sydney, works at Australia Square to upgrade the public spaces and Plaza Building are well progressed and contributing to leasing interest at this asset.

Leasing

Significant leasing was undertaken across the portfolio, with over 47,000 sqm leased or renewed across GPT's office assets. At Australia Square and Melbourne Central, leases over 13,500 sqm and 6,700 sqm respectively reduced short-term vacancy at these assets. Leasing was undertaken across a range of assets, with major leasing including:

- Australia Square, where leases to Origin Energy (4,100 sqm), RGA (780 sqm), Grange Securities (1,030 sqm) and Halliday Financial Management (1,030 sqm) were signed over the year;

- Melbourne Central, where Accenture (5,200 sqm) and Wilson Parking (1,200 sqm) have reduced vacancy;

- Riverside Centre, where leases to Xstrata (2,300 sqm) and the ATO (1,500 sqm) have contributed to ongoing high occupancy of 99%.

"Whilst we believe the market retains solid long-term fundamentals, and anticipate an improvement in office markets over 2004, our continued success in leasing and the market environment over 2004 will dictate the extent of income growth this year. We maintain our outlook for growth from our Portfolio in the medium term, with timing dependent on the strength and speed of the office market recovery," said Mr Cope.

Hotel/Tourism Portfolio

Mr Bruce Morris, GPT's Hotel/Tourism Portfolio Manager, said GPT's hotel assets had performed well in a market that continued to be characterised by external shocks.

"Overall 2003 was again a difficult year for tourism in Australia," Mr Morris said.

Despite the impact of market conditions, the Four Points by Sheraton in Sydney increased both occupancy and room rate over the year and Ayers Rock Resort exhibited resilience, delivering income in line with the previous year.

Across the Portfolio, income to GPT was up slightly on the previous year, largely as a consequence of improved trading at the Four Points by Sheraton Hotel. The performance of the Cape Tribulation Resorts was impacted by the closure of parts of the Resorts during refurbishment and the external shocks to inbound tourism but is anticipated to rebound over 2004.

"Despite the current uncertain environment, and the difficulty in discerning trends over a period which has seen both positive and negative influences (including the Rugby World Cup, SARS, and the war in Iraq), we remain positive about the long-term outlook for inbound tourism to Australia and GPT's Hotel/Tourism Portfolio," Mr Morris said.

Industrial/Business Park Portfolio

GPT's Industrial/Business Park Portfolio grew to $290 million over 2003, with the acquisition of a 50% interest in the Austrak Business Park at Somerton, the completion of Stage 2 of 11 Grand Avenue, Camellia (NSW) and a facility for Just Jeans adjacent to the Citiwest Industrial Estate in Victoria and the commencement of construction of Quad 3 at Homebush Bay.

Mr Victor Georos, Industrial/Business Park Portfolio Manager, said the Portfolio had retained occupancy at over 94% and had a long average lease term, of 5.9 years.

"Over 2003, we acquired additional assets, significantly expanding our presence at Homebush Bay in NSW with the third stage of the Quad and in Melbourne with the Austrak Business Park in Somerton," Mr Georos said.

The Austrak Business Park at Somerton in Victoria represents a high quality industrial asset which includes one of the first inter-modal freight terminals in Australia. The Park, which is situated on approximately 100 hectares of land, already has facilities leased to Visy, IPS Logistics and Effem Foods and provides the potential for further development. GPT acquired a 50% interest in the Park for $57.3 million (including costs). A first year yield of 9.2% is anticipated on the existing improvements and future income growth will be achieved as additional facilities are leased.

GPT further expanded its investment in the Homebush Bay (NSW) area, with commencement of construction of Quad 3, and in January 2004 the acquisition of a small asset at 8 Herb Elliot Avenue. Quad 3 is the third stage of a four stage planned business park. The development, which will consist of 5,400 sqm of office space, is anticipated to cost $13.7 million and to be complete in June 2004.

The $9.7 million second stage of 11 Grand Avenue, Camellia (NSW) and a 12,200 sqm office and warehouse facility for Just Jeans at the Citiwest Industrial Estate in Melbourne were both completed during the year.

"The Portfolio now has 350,000 sqm of expansion land which will allow us to generate medium term growth. Much of this space is located at the Austrak Business Park in Somerton which provides the opportunity to develop a large-scale industrial park, with a real point of difference," Mr Georos said.

Masterplanned Urban Communities

Following the announcement in February 2003 that GPT would expand its portfolio and provide further diversity in income through entry into the Masterplanned Urban Communities sector via an alliance with Lend Lease's Urban Communities business, two projects have been secured.

The potential to access a new sector with a highly skilled and experienced partner gives GPT the ability to enhance the Trust's growth profile and to further expand the investment opportunities available to GPT's unitholders without materially increasing the Trust's risk profile.

GPT and Lend Lease were named preferred tenderer for the $1 billion Rouse Hill Regional Centre in February 2003 and confirmed as developer of the site in October 2003. The Rouse Hill Regional Centre, which is located in the fast growing north-west Sydney region, includes over 1,500 residential lots, a mixed use Town Centre and supporting infrastructure. GPT and Lend Lease will develop the residential lots over approximately 10 years. This component of the project will deliver a significant increase in earnings to the Trust for a small capital outlay (anticipated to average $30 million per annum over the life of the project).

Stage 1 of the Rouse Hill development is anticipated to commence in the second half of 2004 and will include a vibrant Town Centre, consisting of a retail market place, bulky goods retail, commercial and learning space to be developed and owned by GPT. Health and community facilities, over 150 residential lots and supporting infrastructure will also be completed by the joint venture as part of the initial stage of the development.

The Twin Waters development, which was secured in October 2003, represents the Trust's second masterplanned urban community development. Located on the site of the Twin Waters Resort in Mudjimba, Queensland, the project will be undertaken in joint venture with Lend Lease. GPT's share of the initial acquisition was $20.6 million (plus acquisition costs).

The Twin Waters Resort consists of the Novotel Twin Waters Resort, an 18 hole championship golf course and leisure facilities and forms part of the larger Twin Waters masterplanned community that has been progressively developed by Lend Lease over a number of years. The Resort will be redeveloped over a period of 7 years into a resort and residential community of approximately 370 dwellings. The golf course, central facilities and leisure facilities are to be on-sold to specialist operators. It is expected that the first stage of the residential component will complete in mid 2005.

Both projects are located in areas with strong population demand and will deliver significant earnings growth to the Trust for a limited capital outlay. GPT and Lend Lease continue to review alliance investment opportunities through a pipeline process.

Financial Summary

	12 months to Dec 2002	12 months to Dec 2003
Distribution (cents per unit)	20.40	21.20
Tax advantaged	45.72%	45.52%
	At 31 Dec 2002	**At 31 Dec 2003**
Total assets	$6,696.6m	$7,695.1m
Borrowings	$1,361.0m	$2,127.0m
Debt to total assets	20.3%	27.6%
Responsible Entity's Fee	$33.9m	$25.6m
Units in issue ('000)	1,949,717	1,949,717
Net asset backing/unit	$2.60	$2.73
Unit price	$2.97	$2.99
Retail		
Total value*	$3,335.9m	$3,797.8m
Portfolio allocation (by value)	50%	50%
Total income**	$253.1m	$267.0m
Total centre sales per sqm growth	3.0%	1.7%
Specialty occupancy costs	14.1%	14.5%
Office		
Total value	$2,550.8m	$2,946.7m
Portfolio allocation (by value)	39%	39%
Total income	$188.8m	$195.9m
Portfolio occupancy	97%	94%
Hotel/Tourism		
Total value	$507.3m	$530.1m
Portfolio allocation (by value)	8%	7%
Total income	$46.3m	$48.2m
Industrial/Business Park		
Total value	$204.1 m	$289.8m
Portfolio allocation (by value)	3%	4%
Total income	$13.3m	$18.4m
Masterplanned Urban Communities		
Total value	-	$26.1m
Portfolio allocation (by value)	-	-
Total income	-	$0.3m

* Includes deposits under retail property JVIA (Sunshine Plaza).

** Income includes ground rent and income from deposit under retail property JVIAs (2002 - Sunshine Plaza and Penrith Plaza, 2003 – Sunshine Plaza only).

ASX Company Announcement

Date: Thu Jan 29 10:05:35 2004

Document Image #: 00412778

Announcement Type: Half Year Accounts

ASX Description: GPT Full Year Accounts

Connect 4 Summary:

Company Summary:

Annual Financial Report

General Property Trust and its Controlled Entities

31 December 2003

ABN 58 071 755 609

Directors' Report

The directors of GPT Management Limited, the Responsible Entity of General Property Trust and GPT Split Trust, present their report together with the financial reports of General Property Trust and GPT Split Trust for the financial year ended 31 December 2003 and the Audit Reports thereon.

Directors

The following persons were directors of GPT Management Limited during the financial year:

Richard Longes (Chairman)
Peter Joseph (appointed on 30 April 2003)
Ken Moss
Elizabeth Nosworthy
William Cairns (retired on 30 April 2003)
Malcolm Latham
Brian Norris
David Ross (retired on 31 December 2003)

Trust

General Property Trust (GPT)
GPT comprises General Property Trust (Parent Entity), its controlled entities and joint ownership vehicles as disclosed in Note 19 to the consolidated financial statements.

GPT Split Trust
The Trust comprises GPT Split Trust.

Principal Activity

The principal activity of GPT is to invest in investment properties.

The principal activity of GPT Split Trust is to invest in GPT units.

Review of Operations and Changes in the State of Affairs

Financial Results

GPT
The operating result of GPT for the financial year ended 31 December 2003 is a profit of $420.2 million (Dec 2002: $386.1 million).

GPT Split Trust
The operating result of GPT Split Trust for the financial year ended 31 December 2003 is a profit of $4,717 thousand (Dec 2002: $5,215 thousand).

Earnings per Unit

GPT
The earnings per unit (before losses on disposal of properties) for the financial year ended 31 December 2003 was 21.6 cents (Dec 2002: 20.4 cents).

During the financial year, GPT acquired a 25% interest in 1 Farrer Place in Sydney, the Epping Homemaker Centre in Victoria, a 50% interest in the Austrak Business Park at Somerton in Victoria, Quad 3 land at Homebush Bay, a site adjoining Homemaker City Castle Hill, a 49% interest in two joint venture companies to develop residential communities at Rouse Hill in NSW and Twin Waters in Queensland, 132 and 142 Pacific Highway Charlestown and 557 High Street Penrith.

In April 2003, unitholders approved a special resolution to amend GPT's constitution. The resolution related to the adoption of International Accounting Standards in January 2005 and gives the Responsible Entity more flexibility in determining the amount of income to be distributed to Unitholders each quarter. In the opinion of the directors, there were no other significant changes to the state of affairs of GPT and GPT Split Trust ('Trusts') that occurred during the financial year under review.

GPT Split Trust
The earnings per unit for the financial year ended 31 December 2003 was 18.8 cents per Income unit (Dec 2002: 18.6 cents) and 2.4 cents per Growth unit (Dec 2002: 1.8 cents).

Distributions

GPT
The Responsible Entity has determined the payment of a distribution for the financial year ended 31 December 2003 of 21.2 cents per unit (Dec 2002: 20.4 cents).

GPT Split Trust
The Responsible Entity has determined the payment of a distribution for the financial year ended 31 December 2003 of 18.8 cents per Income unit (Dec 2002: 18.6 cents) and 2.4 cents per Growth unit (Dec 2002: 1.8 cents).

Events Subsequent to Balance Date

The directors are not aware of any matter or circumstance occurring since the end of the financial year not otherwise dealt with in this report or accounts that has significantly or may significantly affect the operations of the Trusts, the results of their operations or the state of affairs of the Trusts in subsequent financial years.

Directors' Benefits

No director of the Responsible Entity has received or become entitled to receive any benefit from the Trusts during the financial year by reason of a contract made by the Responsible Entity or a related corporation with the director or with a firm of which the director is a member, or with an entity in which the director has a substantial financial interest.

Indemnification and Insurance of Officers

No insurance premiums are paid out of the assets of the Trusts for insurance cover provided to the Responsible Entity or the auditors of the Trusts. So long as the officers of the Responsible Entity act in accordance with the Trust Deeds and the Law, the Responsible Entity remains fully indemnified out of the assets of the Trusts against any losses incurred while acting on behalf of Trusts. The auditors are in no way indemnified out of the assets of the Trusts.

Rounding of Amounts

GPT
The amounts disclosed in the Directors' Report have been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, pursuant to which, unless otherwise indicated, the amounts in the Directors' Report have been rounded to the nearest tenth of a million dollars.

GPT Split Trust
The amounts disclosed in the Directors' Report have been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, pursuant to which, unless otherwise indicated, the amounts in the Directors' Report have been rounded to the nearest thousand dollars.

Environmental Regulation

The directors are satisfied that there are no significant issues that currently have an impact on the Trusts. A report on environmental initiatives in each of GPT's property portfolios is found elsewhere in the Annual Report.

Interests in Trusts

The movement in units in the Trusts during the year is set out below

	31 Dec 2003	31 Dec 2002
GPT		
Units issued during the year	-	82,661,979
Units redeemed during the year	-	-
Units on issue at year end	1,949,716,610	1,949,716,610
GPT Split Trust Units		
Units issued during the year	-	432,374
Units redeemed during the year	(503,463)	(6,940,540)
Units on issue at year end	22,109,712	22,613,175

Value of Assets

GPT
The value of GPT's assets as at 31 December 2003 is $7,695.1 million (Dec 2002: $6,696.6 million), derived on the basis set out in Note 1 to the financial statements.

GPT Split Trust
The value of GPT Split Trust's assets as at 31 December 2003 is $61,554 thousand (Dec 2002: $59,970 thousand), derived on the basis set out in Note 1 to the financial statements.

Fees Paid to and Interests Held in the Trusts by the Responsible Entity

GPT

Fees paid to the Responsible Entity and its associates out of GPT property during the financial year are disclosed in Note 3 to the financial statements. No fees were paid out of GPT to the directors of the Responsible Entity during the financial year.

GPT Split Trust

No Responsible Entity fees have been charged against GPT Split Trust during the financial year as disclosed in Note 7 to the financial statements. No fees were paid out of GPT Split Trust to the directors of the Responsible Entity during the financial year.

	31 Dec 2003	31 Dec 2002
Units held by GPT Management Limited in GPT Split Trust	1,000	1,000

Likely Developments and Expected Results of Operations

Further information on likely developments in the operation of the Trusts and the expected results of those operations have not been included in this report because the Responsible Entity believes it would be likely to result in unreasonable prejudice to the Trusts.

Directors' Interests

The table below shows the relevant interests of each director in GPT and GPT Split Trust

	GPT Units held	GPT Split Trust Income Units held	GPT Split Trust Growth Units held
Richard Longes	14,724	-	-
William Cairns (retired on 30 April 2003)	44,919	-	-
Peter Joseph (appointed on 30 April 2003)	-	-	-
Malcolm Latham	13,195	-	-
Ken Moss	25,000	-	-
Brian Norris	4,097	-	-
Elizabeth Nosworthy	5,000	-	-
David Ross (retired on 31 December 2003)	-		

Dated at SYDNEY this 28th day of January, 2004

Signed in accordance with a resolution of the directors.

Director

Director

Statements of Financial Performance
Year ended 31 December 2003

	Note	Consolidated 31 Dec 2003 $m	Consolidated 31 Dec 2002 $m	GPT 31 Dec 2003 $m	GPT 31 Dec 2002 $m
Statements of Financial Performance					
Revenue					
Rents		605.9	568.5	288.3	266.2
Interest - Joint venture investment arrangements		4.5	9.4	4.5	9.4
Interest - Cash and short term money market securities		5.0	3.5	3.2	1.7
Proceeds on disposal of units in listed property trust		41.2	-	41.2	-
Proceeds on disposal of properties		-	187.3	-	176.0
Distributions from controlled entities and associates		-	-	298.3	279.0
Share of net profits of associates	19	63.7	59.0	-	-
Other Income		1.3	-	1.3	-
Revenue		721.6	827.7	636.8	732.3
Expenses					
Rates, taxes and other property outgoings		138.2	128.9	67.8	61.9
Repairs and maintenance		9.1	9.4	4.4	4.8
Provision for doubtful debts		0.5	0.6	0.5	0.2
Audit and accounting fees	3	0.8	0.6	0.8	0.6
Borrowing costs		80.2	70.1	80.2	69.1
Responsible Entity's fee	3	25.6	33.9	16.5	23.2
Book value of units in listed property trust		41.2	-	41.2	-
Book value of property investments sold		-	192.9	-	181.6
Other expenses		5.8	5.2	5.2	4.8
Expenses		301.4	441.6	216.6	346.2
Net Operating Income		420.2	386.1	420.2	386.1
Increase in asset revaluation reserve	15	235.0	33.5	235.0	33.5
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		235.0	33.5	235.0	33.5
Total changes in equity other than those resulting from transactions with unitholders as owners		655.2	419.6	655.2	419.6

	Note	*Cents*	*Cents*
Basic earnings per unit after losses on disposal of properties	18	21.6	20.1
Basic earnings per unit before losses on disposal of properties	18	21.6	20.4

The above Statements of Financial Performance should be read in conjunction with the accompanying notes.

	Note	$m	$m	$m	$m
Distribution					
Net Operating Income		420.2	386.1	420.2	386.1
Undistributed income at the beginning of the financial year		0.7	0.5	0.7	0.5
Transfer from reserve		-	5.6	-	5.6
Total available for distribution		420.9	392.2	420.9	392.2
Distribution paid and payable	2	(413.3)	(391.5)	(413.3)	(391.5)
Undistributed income at the end of the financial year		7.6	0.7	7.6	0.7

Statements of Financial Position
As at 31 December 2003

	Note	Consolidated 31 Dec 2003 $m	Consolidated 31 Dec 2002 $m	GPT 31 Dec 2003 $m	GPT 31 Dec 2002 $m
Current Assets					
Cash		44.0	45.6	42.5	40.6
Receivables	4	46.0	39.7	20.9	13.2
Other	5	14.6	13.2	10.3	11.0
		104.6	98.5	73.7	64.8
Non-current Assets					
Investment properties	6	7,489.8	6,528.1	7,474.3	6,491.6
Other financial assets	8	100.7	70.0	100.7	70.0
		7,590.5	6,598.1	7,575.0	6,561.6
Total Assets		7,695.1	6,696.6	7,648.7	6,626.4
Current Liabilities					
Payables	9	147.3	160.6	100.9	90.4
Interest bearing liabilities	10	775.0	356.0	775.0	356.0
Provisions	11	105.3	101.4	105.3	101.4
		1,027.6	618.0	981.2	547.8
Non-current Liabilities					
Interest bearing liabilities	12	1,352.0	1,005.0	1,352.0	1,005.0
		1,352.0	1,005.0	1,352.0	1,005.0
Total Liabilities		2,379.6	1,623.0	2,333.2	1,552.8
Net Assets		5,315.5	5,073.6	5,315.5	5,073.6
Equity					
Contributed equity	13	4,400.8	4,400.8	4,400.8	4,400.8
Asset revaluation reserve	15	907.1	672.1	907.1	672.1
Undistributed income	15	7.6	0.7	7.6	0.7
Total Equity	16	5,315.5	5,073.6	5,315.5	5,073.6

The above Statements of Financial Position should be read in conjunction with the accompanying notes.

Statements of Cash Flows
Year ended 31 December 2003

	Note	Consolidated 31 Dec 2003 $m	Consolidated 31 Dec 2002 $m	GPT 31 Dec 2003 $m	GPT 31 Dec 2002 $m
Cash flows from operating activities					
Cash receipts in the course of operations		610.2	579.3	309.6	284.0
Cash payments in the course of operations		(186.7)	(186.1)	(93.8)	(105.0)
Interest received		14.4	14.5	7.6	13.3
Distributions received from controlled entities		-	-	234.6	220.0
Distributions received from associates		56.3	62.5	56.3	62.5
		494.2	470.2	514.3	474.8
Borrowing costs		(97.5)	(75.9)	(97.5)	(74.8)
Net cash inflow from operating activities	17	396.7	394.3	416.8	400.0
Cash flows from investing activities					
Payments for property investments		(724.2)	(752.2)	(147.6)	(446.5)
Proceeds on disposal of property investments		-	187.3	-	176.0
(Increase)/decrease in property deposits		(4.6)	235.9	(4.6)	235.9
(Increase) in other financial assets		(26.1)	-	(26.1)	-
Investments in controlled entities and associates		-	-	(592.4)	(291.8)
Loan (to)/from controlled entities		-	-	(0.8)	(51.7)
Proceeds on disposal of units in listed property trust		41.2	-	41.2	-
Investment in units in listed property trust		(41.2)	-	(41.2)	-
Net cash outflow from investing activities		(754.9)	(329.0)	(771.5)	(378.1)
Cash flows from financing activities					
Net Short Term Notes (repaid)/issued		239.0	(189.0)	239.0	(375.0)
Commercial Bill Facilities (repaid)/issued		-	(173.0)	-	93.0
Net Medium Term Notes issued		527.0	450.0	527.0	450.0
Distributions paid		(409.4)	(176.7)	(409.4)	(176.7)
Net cash inflow/(outflow) from financing activities		356.6	(88.7)	356.6	(8.7)
Net (decrease)/increase in cash		(1.6)	(23.4)	1.9	13.2
Cash at the beginning of the financial year		45.6	69.0	40.6	27.4
Cash at the end of the financial year	17	44.0	45.6	42.5	40.6
Non-cash financing and investing activities	17	-	206.8	-	206.8

The above Statements of Cash Flows should be read in conjunction with the accompanying notes.

1. Summary of accounting policies

(a) Basis of preparation

This general purpose financial report for the financial year ended 31 December 2003 has been prepared in accordance with the Trust Constitution, Accounting Standards, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board, and the Corporations Act 2001 in Australia. It is prepared on the basis of the going concern and historical cost conventions and has not been adjusted to take account of either changes in the general purchasing power of the dollar or changes in the values of specific assets, except to the extent that General Property Trust ("GPT") property investments have been revalued. The accounting policies adopted are consistent with those of the previous year unless otherwise specified. Comparative information has been reclassified where appropriate to enhance comparability.

(b) Principles of consolidation

The consolidated Financial Statements incorporate all the assets, liabilities and net operating results of the controlled entities. GPT and its controlled entities together are referred to in this Financial Report as the Trust. The effects of all transactions between controlled entities in the Trust have been eliminated in full.

Certain property investments are held via joint ownership arrangements (refer Note 23). These joint ownership arrangements include the ownership of units in single purpose unlisted trusts over which GPT exercises significant influence but does not control ('Associates').

The Trust has adopted the equity method of accounting for its property investments held via Associates in accordance with Accounting Standard AASB 1016: Accounting for Investments in Associates. The Responsible Entity believes that including this information in the Trust Investment Properties note (Note 6) appropriately reflects the nature and substance of the Trust's operations.

(c) Accounting for acquisitions

On the acquisition of property trusts, the fair value of the consideration is compared with the fair value of the assets acquired. Any discount or goodwill arising on acquisition is accounted for in accordance with AASB 1013: Accounting for Goodwill.

(d) Investment properties

The Trust Compliance Plan requires that all Trust property investments be valued at intervals of not more than three years and that such valuations be reflected in the Financial Report of the Trust. It is the policy of the Responsible Entity to review the carrying value of each property every six months. Independent valuations of the individual investments are carried out each three years in accordance with the Corporations Act 2001 and the Trust Constitution, or earlier where the Responsible Entity believes there may be a material change in the carrying value of the property.

A revaluation increment is credited directly to the asset revaluation reserve, unless it is reversing a previous decrement charged as an expense in the Statements of Financial Performance in respect of that same class of assets, in which case the increment is credited to the *Statements of Financial Performance*.

A revaluation decrement is recognised as an expense in the Statements of Financial Performance, unless it is reversing a revaluation increment previously credited to, and still included in the balance of, the asset revaluation reserve in respect of that same class of assets, in which case it is debited directly to the asset revaluation reserve.

Some property investments are held through the ownership of units in single purpose unlisted trusts where GPT exerts significant influence but does not have a controlling interest. The Trust has adopted the equity method for these Associates (refer Note 1(b)). The property and other property related net assets of the Associates have been disclosed separately in Note 6.

Interests held by GPT in controlled trusts and associated trusts are brought to account at valuation based on the net tangible asset backing at the end of each quarter.

Land and buildings have the function of an investment and are regarded as a composite asset. The applicable Accounting Standards do not require that investment properties be depreciated. Accordingly, the buildings and any component thereof (including plant and equipment) are not depreciated.

Expenses capitalised to properties may include the cost of acquisition, additions, refurbishments, redevelopments, borrowing costs and fees incurred.

1. Summary of accounting policies (Continued)

(e) Financial instruments

Bank bill and money market investments are reported at historic cost. As it is the intention to hold these instruments to maturity they are not revalued to market. Interest accrued at balance date is included in the accounts as a receivable. Interest rate swaps may be entered into to protect the Trust from variable interest rates. These transactions are accounted for on an accruals basis over the life of the facility that they are hedging. The Trust has classified as current liabilities short term note borrowings and medium term notes expiring within one year, notwithstanding that the Trust may hedge the interest rate exposure beyond one year and the fact that the Trust maintains stand-by facilities to provide liquidity backup for the short term/medium term note programme as described in Note 20.

(f) Revenue

Revenue from rents and interest is brought to account on an accruals basis. Revenue not received at balance date is included in the accounts as a receivable. The Trust's proportionate share of net operating results of Associates is included in the net income available for distribution when earned. Such income has been separately disclosed in the Statements of Financial Performance.

(g) Expenditure

Expenditure, including rates, taxes, interest and other outgoings is brought to account on an accruals basis .

(h) Income tax

Under current tax legislation the Trust is not liable for income tax, provided its taxable income and taxable realised gains are fully distributed to Unitholders each year.

(i) Cash flows

For the purposes of the Statements of Cash Flows, cash includes cash at bank, deposits at call and short term money market securities which are readily converted into cash.

(j) Distributions

Distributions are paid to unitholders each quarter. Provision is made for the amount of any distribution declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date.

(k) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in costs of qualifying assets - refer note (d).

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's outstanding borrowings during the year, in this case 6.78% (2002 - 6.80%)

Borrowing costs include:

- Interest on short term and long term borrowings,
- Amortisation of discounts or premiums relating to borrowings, and
- Amortisation of ancillary costs incurred in connection with the arrangement of borrowings.

(l) Rounding

The Financial Report of the Trust has been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the Financial Report to the nearest tenth of a million dollars, unless otherwise stated. Amounts have been rounded off in the Financial Report in accordance with that Class Order.

Notes to Financial Statements

	Consolidated		GPT	
	31 Dec 2003 $m	31 Dec 2002 $m	31 Dec 2003 $m	31 Dec 2002 $m
2. Distributions				
In respect of the six months ended 30 June 2003				
Distribution of 5.2 cents per unit paid on 23 May 2003 (22 May 2002: 5.0 cents)	101.4	94.5	101.4	94.5
Distribution of 5.3 cents per unit paid on 25 Aug 2003 (21 Aug 2002: 5.1 cents)	103.3	97.3	103.3	97.3
Distribution for the six months ended 30 June 2003 10.5 cents per unit (30 Jun 2002: 10.1 cents)	204.7	191.8	204.7	191.8
In respect of the six months ended 31 December 2003				
Distribution of 5.3 cents per unit paid on 21 Nov 2003 (20 Nov 2002: 5.1 cents)	103.3	98.3	103.3	98.3
Distribution of 5.4 cents per unit payable on 23 Feb 2004 (24 Feb 2003: 5.2 cents)	105.3	101.4	105.3	101.4
Distribution for the six months ended 31 December 2003 10.7 cents per unit (31 Dec 2002: 10.3 cents)	208.6	199.7	208.6	199.7
Distribution for the year ended 31 December 2003 21.2 cents per unit (31 Dec 2002: 20.4 cents)	413.3	391.5	413.3	391.5
Undistributed income at 31 December	7.6	0.7	7.6	0.7

	$'000	$'000	$'000	$'000
3. Expenses				
Expenses have been arrived at after charging the following items:				
Auditors' remuneration:				
Auditing the financial report	579.4	474.6	568.8	455.2
Other audit related work	155.9	157.2	154.2	146.7
Total audit and audit related work	735.3	631.8	723.0	601.9
Other assurance services	74.0	-	74.0	-
Total auditors' remuneration	809.3	631.8	797.0	601.9

Other assurance services in 2003 includes due diligence reviews on acquisitions completed and considered.

Responsible Entity's fee	25,627.1	33,928.4	16,458.5	23,247.8

From 1 January 2003, the base management fee payable by GPT has been reduced from 0.55% to 0.40% per annum of gross assets and a performance component has been introduced. The performance component, if applicable, is 5% of GPT's outperformance compared to the S&P/ASX Property 200 Accumulation Index. The total fee payable each six months is capped at 0.275% of the gross assets of the Trust. GPT Management Limited will receive all or part of the performance fee so that earnings per unit for each six month period is not less than the earnings per unit for the previous six month period. Based on GPT's performance for the twelve months to 31 December 2003, there is no performance fee payable in respect of the twelve months to 31 December 2003.

Notes to Financial Statements

	Consolidated		GPT	
	31 Dec 2003 $m	31 Dec 2002 $m	31 Dec 2003 $m	31 Dec 2002 $m
4. Receivables				
Trade debtors	27.2	24.3	3.5	2.0
Provision for doubtful debts	(1.2)	(1.2)	(1.0)	(0.7)
	26.0	23.1	2.5	1.3
Distributions receivable from unlisted controlled trusts	-	-	1.1	0.3
Distributions receivable from associates	10.6	3.1	10.6	3.1
Other debtors	9.4	13.5	0.4	1.4
Loans to controlled entities	-	-	6.3	7.1
	46.0	39.7	20.9	13.2
5. Other current assets				
Prepayments	14.6	13.2	10.3	11.0
6. Investment properties				
Retail	3,723.2	3,265.9	2,051.0	1,862.7
Office	2,946.7	2,550.8	748.5	742.9
Hotel & Tourism	530.1	507.3	-	-
Industrial	289.8	204.1	289.8	204.1
	7,489.8	6,528.1	3,089.3	2,809.7

The mixed class of assets has been allocated in the table above as follows:
Melbourne Central : 50% Retail ($295.6 m) and 50% Office ($290.2 m) (Dec 2002: 42% Retail and 58% Office)
Due to the departure of Daimaru and the redevelopment of Melbourne Central, the allocation of the value was reviewed.
Brisbane Transit Centre : 83% Office and 17% Hotel & Tourism

	Consolidated 31 Dec 2003 $m	Consolidated 31 Dec 2002 $m	GPT 31 Dec 2003 $m	GPT 31 Dec 2002 $m
Unlisted units in controlled trusts				
GEM Retail Property Trust			1,253.1	1,105.7
GEM Commercial Property Trust			1,374.3	1,258.4
GPT Hotel Trust			511.2	479.3
Melbourne Central Unit Trust			530.0	429.5
			3,668.6	3,272.9
Unlisted shares in corporations				
GPT Pty Limited			0.1	0.1
Melbourne Central Holdings Pty Limited			47.7	47.7
			47.8	47.8
Investments in associates				
Erina Property Trust			111.1	80.3
Horton Trust			13.4	13.3
1 Farrer Place Trust			257.6	-
2 Park Street Trust			286.5	267.6
			668.6	361.2
	7,489.8	6,528.1	7,474.3	6,491.6

Reconciliation

Reconciliations of the carrying amounts of investment properties at the beginning and end of the current and previous financial year are set out below.

	Consolidated 31 Dec 2003 $m	Consolidated 31 Dec 2002 $m	GPT 31 Dec 2003 $m	GPT 31 Dec 2002 $m
Carrying amount at start of the financial year	6,528.1	5,904.2	6,491.6	5,882.4
Additions	726.7	783.4	747.7	757.3
Disposals	-	(193.0)	-	(181.6)
Net increase in revaluation of investment	235.0	33.5	235.0	33.5
Carrying amount at end of the financial year	7,489.8	6,528.1	7,474.3	6,491.6

6. Investment properties (Continued)

Name	Ownership % (1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions $m	Date of Latest Valuation	Independent Valuer	Latest Independent Valuation $m	Additions Since Valuation $m	Book Value 31 Dec 2003 $m (5)
RETAIL									
Bonner House	100	Oct 2001	9.1	9.3	Mar 2003	Knight Frank	11.0	-	11.0
ACT	Leasehold					KL Goddard, FAPI			
Borec House	100	Jul 2002	10.6	10.7	Sep 2003	CB Richard Ellis	10.8	-	10.8
NSW						M Steur, AAPI			
Casuarina Square	100	Oct 1973	4.5	143.4	Sep 2002	Knight Frank	264.0	2.4	266.4
NT						KL Goddard, FAPI			
Charlestown Square	100	Dec 1977	7.3	177.0	Sep 2003	Knight Frank	325.0	0.9	325.9
NSW						KL Goddard, FAPI			
Pacific Highway, Charlestown	100	Oct 2002	7.1	7.1	Sep 2003	Knight Frank	7.0	-	7.0
NSW		Jul 2003	5.3	5.3		KL Goddard, FAPI			5.3
Dandenong Plaza	100	Dec 1993	60.2	190.8	Sep 2003	FPDSavills (NSW)	205.0	0.1	205.1
VIC		Dec 1999	60.3	60.3		AD Johnston, AAPI			
Erina Fair	33.3, Freehold	Jun 1992	55.1	243.1	Sep 2003	Knight Frank			223.4
NSW	16.7, Units in Trust					KL Goddard, FAPI			111.1 (3)
							323.7	10.8	334.5
Penrith Plaza including Cinemas	100	Jun 1971	16.7	419.2	Sep 2003	CB Richard Ellis	505.0	1.2	506.2
NSW		Oct 2002	362.9			M Steur, AAPI	Refer Notes 6 and 8		
		Apr 1998	17.4						
High Street, Penrith	100	Nov 2002	5.2	6.1	Sep 2003	CB Richard Ellis	6.1	-	6.1
NSW		Jan 2003	0.8			M Steur, AAPI			
Riley Square	100	Jun 1994	11.6	17.2	Sep 2003	CB Richard Ellis	15.2	-	15.2
NSW						M Steur, AAPI			
Sunshine Plaza	50	Dec 1992	32.8	49.9	Sep 2003	FPDSavills (NSW)	82.0 (2)	-	82.0
QLD	Freehold, JVIA					A Johnston, AAPI			
Plaza Parade	50	Jun 1999	4.7	11.7	Sep 2003	FPDSavills (NSW)	10.5	-	10.5
QLD						A Johnston, AAPI			
Horton Parade	50	Jun 1998	3.8	7.6	Sep 2003	FPDSavills (NSW)	7.0	-	7.0 (3)
QLD	Units in Trust					A Johnston, AAPI			
Maroochydore Superstore		Feb 1999	5.5	5.5	Sep 2003	FPDSavills (NSW)	6.0	-	6.0 (3)
Plaza QLD				13.1		A Johnston, AAPI			13.0
									0.4 (3)
Woden Plaza	100	Feb 1986	74.8	245.6	Mar 2003	Knight Frank	375.0	1.1	376.1
ACT	Leasehold					KL Goddard, FAPI			
General Property Trust									**2,175.5**
Carlingford Court	100	Jul 1996	80.1	136.5	Mar 2002	Knight Frank	133.0	2.1	135.1
NSW						KL Goddard, FAPI			
Chirnside Park	100	Jul 1996	80.5	136.3	Mar 2003	JLL Advisory	132.0	0.3	132.3
VIC						B Sweeney, AAPI			
Wollongong Central	100	Jul 1996	54.0	109.7	Sep 2003	Jones Lang LaSalle	157.0	0.5	157.5
NSW		Oct 1998	34.8			JK Dillon, AAPI			
Floreat Forum	100	Jul 1996	33.3	86.8	Jun 2002	FPDSavills	72.4	23.0	95.4
WA						AD Johnston, AAPI			
Forestway Shopping Centre	100	Jul 1996	27.0	39.3	Sep 2001	Knight Frank	39.0	9.8	48.8
NSW						KL Goddard, FAPI			
Macarthur Square	50	Dec 1999	135.0	141.6	Sep 2003	Jones Lang LaSalle	165.0	2.5	167.5
NSW						D McLennan, AAPI			
Parkmore Shopping Centre	100	Jul 1996	120.0	130.3	Mar 2001	JLL Advisory	95.0	6.1	101.1
VIC						B Sweeney, AAPI			
Homemaker City Aspley	100	Nov 2001	43.2	44.1	Jun 2002	JLL Capital Markets	43.5	0.8	44.3
QLD						WR Wiemann, AAPI			
Homemaker City Bankstown	100	Nov 2001	38.5	39.3	Sep 2003	FPDSavills	44.0	0.2	44.2
NSW						AD Johnston, AAPI			
Homemaker City Cannon Hill	100	Nov 2001	13.9	14.6	Sep 2003	Jones Lang LaSalle	15.7	0.2	15.9
QLD						J Apted, FAPI			
Homemaker City Castle Hill	100	Nov 2001	25.4	35.2	Mar 2002	WK Wotton	26.5	9.8	36.3
NSW		Jan 2003	8.7			W Wotton, FAPI			
Homemaker City Epping	100	Aug 2003	37.7	37.7	-	-	-	-	37.7
VIC									
Homemaker City Fortitude Valley	100	Dec 2001	7.2	31.2	Sep 2003	CB Richard Ellis	31.6	0.1	31.7
QLD						T Irving, AAPI			

(1) Freehold, unless otherwise stated.

(2) Present value of termination right and land at latest valuation.

(3) Share of Associate's property assets. The value of the Trust's interest in the Associate's property assets is included in the valuation.

(4) Share of Associates other property related net assets which have been included as property (refer note 1(b))

(5) Properties that have been independently valued in the last twelve months are carried at that valuation, except where capital expenditure has been incurred subsequent to valuation. Properties on which such capital expenditure has been incurred and properties which have not been independently valued in the last twelve months are carried at Directors' valuation.

JVIA = Joint Venture Investment Arrangement

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

6. Investment properties (Continued)

Name	Ownership % (1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions $m	Date of Latest Valuation	Independent Valuer	Latest Independent Valuation $m	Additions Since Valuation $m	Book Value 31 Dec 2003 $m (5)	
RETAIL (Continued)										
Homemaker City Jindalee QLD	100	Nov 2001	38.7	40.3	Sep 2003	Jones Lang LaSalle J Apted, FAPI	47.6	0.2	47.8	
Homemaker City Maribyrnong VIC	100	Nov 2001	35.5	35.6	Sep 2003	Knight Frank MJ Schuh, AAPI	47.3	-	47.3	
Homemaker City Moorabbin VIC	100	Jul 2002	33.3	33.4	-	-	-	-	33.4	
Homemaker City Mt Gravatt QLD	100	Nov 2001	17.9	18.1	Mar 2002	JLL Capital Markets WR Wiemann, AAPI	19.4	0.2	19.6	
IKEA Building, Prospect NSW	100	Nov 2001	6.9	6.9	Sep 2003	Colliers International A Graham, AAPI	6.5	-	6.5	
Homemaker City Springwood QLD	100	Nov 2001	15.7	16.0	Mar 2002	JLL Capital Markets WR Wiemann, AAPI	16.0	0.3	16.3	
Homemaker City Underwood QLD	100	Nov 2001	10.5	10.6	Jun 2002	JLL Capital Markets WR Wiemann, AAPI	12.6	0.1	12.7	
Homemaker City Windsor QLD	100	Nov 2001	20.0	20.2	Jun 2002	JLL Capital Markets CJ Chatwood, AAPI	20.5	0.2	20.7	
GEM Retail Property Trust									**1,252.1**	
Total Retail									**3,427.6**	
OFFICE										
Citigroup Centre NSW	50 Units in Trusts	Jul 2001 Dec 2001 (4)	51.2 212.4 0.8	268.3	Dec-03	FPDSavills (NSW) Pty Limited A Pannifex, FAPI				
				268.3			287.5	-	287.5 (1.0)	(2) (3)
1 Farrer Place NSW	50 Units in Trust	Dec-2003	253.6	257.6	-	-	-	-	257.6	
Australia Square NSW	50	Sep 1981	42.5	132.8	Jun 2002	Colliers International W Doherty, AAPI	176.2	3.3	179.5	
MLC Centre NSW	50	Apr 1987	233.5	312.6	Mar 2001	CB Richard Ellis (N2) S Fairfax, AAPI	298.5	8.3	306.8	
Riverside Centre QLD	100	Apr 1984	250.7	295.7	Sep 2002	CB Richard Ellis (C) J Porter, FAPI	245.0	2.3	247.3	
Black Ink House QLD	100	Apr 1984	9.1	15.5	Sep 2002	CB Richard Ellis (C) J Porter, FAPI	14.4	-	14.4	
General Property Trust									**1,292.1**	
179 Elizabeth Street NSW	100	Sep 1998	59.4	62.4	Sep 2003	FPDSavills A Pannifex FAPI	81.0	0.5	81.5	
10 & 12 Mort Street ACT	100 Leasehold	Jul 1996	58.6	59.9	Dec 2003	Jones Lang LaSalle RJ Lawrie, AAPI	50.0	-	50.0	
530 Collins Street & 120 King Street VIC	100	Jul 1996	310.0	319.4	Sep 2003	Urbis RJ Scrivener, FAPI	320.0	0.2	320.2	
HSBC Centre NSW	100	Jul 1996	180.0	214.0	Mar 2001	Arthur Andersen P Dempsey, FAPI	214.0	10.7	224.7	
Darling Park Complex NSW	50 Units in Trusts	Jun 2000 Mar 2001 (4)	289.1 100.0 12.0	463.2						
				463.2	Apr 2003	Colliers International W Doherty, AAPI	465.0	1.6	466.6 (1.9)	(2) (3)
The National, Stage 1 Victoria Harbour, VIC	100	Feb 2002	7.4	119.4	-	-	-	-	119.4	
The National, Stage 2 Victoria Harbour, VIC	100	Feb 2002	6.3	61.5	-	-	-	-	61.5	
GEM Commercial Property Trust									**1,322.0**	
Total Office									**2,614.1**	

(1) Freehold, unless otherwise stated.
(2) Share of Associate's property assets. The value of the Trust's interest in the Associate's property assets is included in the valuation.
(3) Share of Associate's other property related net (liabilities) which have been included as property (refer Note 1(b)).
(4) Acquisition costs.
(5) Properties that have been independently valued in the last twelve months are carried at that valuation, except where capital expenditure has been incurred subsequent to valuation. Properties on which such capital expenditure has been incurred and properties which have not been independently valued in the last twelve months are carried at Directors' valuation.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

6. Investment properties (Continued)

Name	Ownership % (1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions $m	Date of Latest Valuation	Independent Valuer	Latest Independent Valuation $m	Additions Since Valuation $m	Book Value 31 Dec 2003 $m	(9)
MIXED										
Brisbane Transit Centre	50									
QLD	Units in Trust	Nov 1997	42.6	46.6	Dec 2003	Colliers International			50.4	(2)
	Shares in Company	Nov 1997	0.7	0.7		SR Andrew, FAPI			0.7	
				47.3			51.1	-	51.1	
Melbourne Central	100									
VIC		May 1999	410.2							
		Mar 2001	17.1							
		(5)	3.5							
			430.8	559.1	Sep 2001	Knight Frank JA Perillo, AAPI	465.0	120.8	585.8	
Total Mixed									**636.9**	
INDUSTRIAL										
Harvey Road Kings Park NSW	100	May 1999	24.9	24.9	Mar 2002	JLL Capital Markets RJ Ewing, AAPI	24.9	-	24.9	
Part Citi-West Industrial Estate Grieve Pde & Dohertys Road Altona North VIC	100	Aug 1994	60.0	69.3	Mar 2003	FPDSavills R Bowman, AAPI	55.3	6.7	62.0	
Quad 1, Parkview Drive Homebush Bay NSW	100 Leasehold	Jun 2001	15.5	15.5	-	-	-	-	15.5	
Quad 2, Parkview Drive Homebush Bay NSW	100 Leasehold	Dec 2001	2.3	15.8	-	-	-	-	15.8	
Quad 3, Parkview Drive Homebush Bay NSW	100 Leasehold	Mar 2003	2.7	8.1	-	-	-	-	8.1	
7 Parkview Drive Homebush Bay NSW	100 Leasehold	May 2002	16.1	16.1	-	-	-	-	16.1	
Austrak Business Park, Somerton VIC	50	Oct 2003	47.8	57.1	-	-	-	-	57.1	
11 Grand Ave, Camellia Camellia NSW	100	May 1998	9.9	56.9	Sep 2003	Knight Frank WR Retallick, FAPI	58.0	1.0	59.0	
15 Berry Street Granville NSW	100	Nov 2000	10.0	10.0	Sep 2003	Knight Frank WR Retallick, FAPI	10.8	-	10.8	
19 Berry Street Granville NSW	100	Dec 2000	18.8	18.9	Sep 2003	Knight Frank WR Retallick, FAPI	20.5	-	20.5	
General Property Trust									**289.8**	
Total Industrial									**289.8**	
HOTEL & TOURISM										
Ayers Rock Resort	100	Dec 1997	231.9	347.9	Sep 2001	JLL Hotels			343.5	
NT	Part leasehold					MA Cooper, AAPI			7.0	(3)
	Shares in Company	Sep-2003	8.0	8.0					8.0	
							290.0	68.5	358.5	
									3.9	(4)
Cape Tribulation Resorts QLD	100 Part leasehold	Mar 2002	11.5	18.0	-	-	-	-	18.0	
Wildman River NT	100 Part leasehold	Jun 2001	0.5	0.8	-	-	-	-	0.8	
Four Points by Sheraton Hotel Sydney, NSW	100 Leasehold	May 2000	146.1	166.0	Mar 2002	Colliers International R McIntosh, FAPI	136.0	8.9	144.9	
	Security Deposit								(7.0)	(6)
									137.9	
161 Sussex St Pty Limited	Loan								2.8	(7)
	40								(0.5)	(8)
	Refer Note 6									
Total Hotel & Tourism									**521.4**	
Total Investment Properties									**7,489.8**	

(1) Freehold, unless otherwise stated.
(2) Share of Associate's property assets. The value of the Trust's interest in the Associate's property assets is included in the valuation.
(3) Represents loan to Voyages Hotels & Resorts Pty Limited for the purchase of plant and equipment.
(4) Represents loan to Voyages Hotels & Resorts Pty Limited of $3.9 million for working capital.
(5) Acquisition costs.
(6) Security deposit held by GPT.
(7) Loan to 161 Sussex Street for purchase of business assets. Undrawn finance facilities of 161 Sussex Street at balance date total $1.2 million (GPT share).
(8) Share of 161 Sussex Street property related net liabilities which have been included as property (refer Note 1(b)).
(9) Properties that have been independently valued in the last twelve months are carried at that valuation, except where capital expenditure has been incurred subsequent to valuation. Properties on which such capital expenditure has been incurred and properties which have not been independently valued in the last twelve months are carried at Directors' valuation.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

6. Investment properties (Continued)

Additions to existing investments

During the year ended 31 December 2003 the following additions were made to existing property investments:

	Consolidated 31 Dec 2003 $m	Consolidated 31 Dec 2002 $m
Retail	98.4	130.9
Office	118.2	93.8
Mixed	98.1	19.5
Industrial	32.6	28.4
Hotel & Tourism	22.8	47.5
	370.1	320.1

Additions to property include capitalised interest on redevelopment of $17.5 million using an interest rate of 6.78% (Dec 2002: $12.6 million using 6.80%).

Melbourne Central
Daimaru vacated the centre in July 2002. Under the terms of the early lease cessation, the Trust received a cash sum equivalent to five years gross rent. Rental top up of $16.6 million has been recognised during the year to December 2003. Construction commenced in November 2002 on the redevelopment of Melbourne Central. The total development cost is $244.8 million with forecast completion in December 2004. A major expansion and refurbishment of the office tower lobby is also underway and scheduled to be completed in mid 2004 at a forecast cost of $5.5 million.

Macarthur Square
A Development Application was approved in December 2003 for the $160 million (GPT's share $80 million) expansion of Macarthur Square. Construction is expected to commence in mid 2004 and is programmed for completion in late 2005.

Penrith Plaza
A Development Application was lodged in October 2003 for the $130 million expansion of Penrith Plaza. Construction is expected to commence in late 2004 and is programmed for completion in early 2006.

Erina Fair
The major expansion of Erina Fair was completed in November 2003. The final development cost was $212.4 million (GPT's share $106.2 million).

Chirnside Park
The foodhall remix which involved replacing Franklins with Aldi and associated specialty remixing was completed in May 2003. The final development cost was $3.5 million.

Floreat Forum
The remixing and expansion of Floreat Forum was completed in August 2003. The final development cost was $48.0 million.

Forestway Shopping Centre
Construction commenced in January 2003 on the $4.7 million upgrade of Forestway Shopping Centre. The works involve the expansion of Woolworths, re-introduction of Franklins (opened September 2003), and specialty remixing. The works are forecast to be completed in early 2004.

The National Stage 1 and Stage 2
Stage 1 of the new National Australia Bank ('NAB') 56,000 sqm office development in Docklands, Melbourne has achieved practical completion in October 2003, with stage 2 due for completion in mid 2004. The end cost of the development after enhancements agreed with the NAB is expected to be approximately $242 million.

6. Investment properties (Continued)

11 Grand Avenue, Camellia
Work was completed on the $9.7 million Stage 2 of this development in September 2003. A lease has been signed with Cassons over Unit 11B for 5,430 sqm. Unit 11A comprises approximatley 7,000 sqm and is being marketed for lease.

Citiwest Industrial Park
Work was completed on the $6.7 million development of the new facility for the Just Jeans group in December 2003. Just Jeans has signed a 10 year lease over the building.

Ayers Rock Resort
A number of projects were completed at the Resort during the year. These included the Sails in the Desert kitchen refurbishment at a cost of $1.4 million, Winkiku Restaurant refurbishment at a cost of $0.6 million and a $1.7 million upgrade of the Outback Pioneer Hotel bathrooms.The only major capital project currently underway at Ayers Rock Resort is the reconstruction of Longitude 131, post its closure due to bush fire damage in October 2003. The cost of replacement of Longitude 131 is fully insured.

Australia Square, Sydney
Major upgrade works to the public areas and to the Plaza Building at an estimated cost of $12 million (GPT's share $6 million) are underway and scheduled for completion in early 2004.

Cape Tribulation Resorts
In line with the acquisition strategy for this asset, refurbishment of the resort and infrastructure upgrades began in December 2002 and were completed in April 2003. The total cost of these works was $6.2 million.

Purchase of Investments

1 Farrer Place, Sydney
In December 2003 GPT acquired a 25% interest in 1 Farrer Place, a premium grade office complex in the financial core of the CBD for $253.6 million including acquisition costs. The complex includes the 64 level Governor Phillip Tower, the 41 level Governor Macquarie Tower and the Phillip Street Terraces.

Homemaker City Epping
GPT acquired the Epping Homemaker City in Victoria for $37.7 million including acquisition costs in August 2003.

Austrak Business Park, Somerton, Victoria

GPT acquired a 50% interest in the Austrak Business Park at Somerton, Victoria in October 2003 for $47.8 million including acquisition costs. The investment comprises 56,000 sqm of investment properties, an intermodal rail terminal and 56 hectares of serviced industrial land. GPT has entered into a joint venture with Austrak AFM Pty Ltd (owners of the other 50% interest) to develop the land. As part of the acquisition GPT were required to reimburse the vendor for site works undertaken post acquisition.

The Quad, Parkview Drive, Homebush Bay
The Quad 3 leasehold title was acquired in March 2003 for $2.7 million including acquisition costs. Construction of the Quad 3 building commenced in July 2003 with the total development cost being $13.7 million and forecast completion in June 2004.

Castle Hill land
GPT acquired a site adjoining the Homemaker City Castle Hill in NSW for $8.7 million including acquisition costs in January 2003.

High Street Penrith
GPT acquired 557 High Street Penrith (shop 6), opposite Penrith Plaza, for $0.8 million including acquisition costs in January 2003.

Pacific Highway, Charlestown
GPT acquired 132-138 Pacific Hwy, opposite Charlestown Square, for $5.3 million including acquisition costs in July 2003.

6. Investment properties (Continued)

Joint venture investment arrangements

Penrith JVIA

The Joint venture investment arrangement ('JVIA") with ANZ Banking Group was terminated on 1 October 2002. The total cost to unwind the JVIA was $362.9 million (gross of annual deposits) including incidental costs.

Sunshine Plaza

GPT and Australian Prime Property Fund Retail ('APPFR') entered into a JVIA with the Commonwealth Bank of Australia ('CBA') in 1994. Under the terms of the JVIA:

(a) A ground lease has been granted to the CBA for land owned by GPT and APPFR.

(b) GPT and APPFR make deposits with the CBA and receive a return on those deposits based on the income of the Centre. These deposits are repayable in 2006 or on termination of the ground lease or at its expiry.

(c) GPT has a right to terminate the ground lease each year over a five year period commencing June 2002. However, each party must agree to the termination if exercised in 2002 or 2003. When the right is exercised a payment is made to CBA under a formula based on the valuation of the Centre at development completion ($284 million) and termination date and the CBA will refund the deposits made by GPT. GPT's obligations in the JVIA are limited to its 50 percent share.

Other information

Ayers Rock Resort

The property is owned by GPT. The hotel businesses are owned and operated by Voyages Hotels & Resorts Pty Limited, which is wholly owned by GPT Hotel Management Pty Limited. GPT has leased the resort to Voyages Hotels & Resorts Pty Limited. GPT Hotel Management Pty Limited is a company with A and B Class shares. The A Class shares of GPT Hotel Management Pty Limited carry only voting rights and they are owned by GPT Operating Company Trust on behalf of the unitholders of GPT. The B Class shares of GPT Hotel Management Pty Limited are owned by GPT and carry the income entitlement.

During the year, GPT invested $8 million in GPT Hotel Management Pty Limited which in turn subscribed for additional equity in Voyages Hotels & Resorts Pty Limited. The equity investment was to ensure an appropriate level of capitalisation of Voyages and to assist it with its working capital needs.

Cape Tribulation Resorts

These properties are owned by GPT and leased to Voyages Hotel & Resorts Pty Limited.

Four Points by Sheraton Hotel

The property is wholly owned by GPT. GPT also has a 40% interest in an associated company, 161 Sussex Street Pty Limited ('the Company') which leases and operates the hotel. Starwood Pacific Hotels Pty Limited ('Starwood'), a wholly owned subsidiary of Starwood Hotels and Resorts Worldwide Inc. owns the remaining 60% interest.

In May 2000, the Company leased the hotel from GPT for ten years, with the Company having an option to extend the lease for a further term of five years. After May 2005 the lease may be terminated by GPT if the hotel is sold. The Company has provided a security deposit of $7.0 million.

At the time of acquisition, GPT provided $4.0 million by way of loan to the Company to fund its purchase of business assets, the payment of the security deposit and initial working capital requirements. Since acquisition GPT has invested an additional $2.6 million in the Company. The Company has also repaid $1.2 million of GPT's loan in previous years hence the loan balance at December 2003 is $2.8 million.

	Consolidated 31 Dec 2003 $m	Consolidated 31 Dec 2002 $m	GPT 31 Dec 2003 $m	GPT 31 Dec 2002 $m

7. Commitments

(a) Capital expenditure

At balance date capital expenditure approved but not provided for in the Financial Report:

	Consolidated 31 Dec 2003 $m	Consolidated 31 Dec 2002 $m	GPT 31 Dec 2003 $m	GPT 31 Dec 2002 $m
Directly held investment properties				
Austrak Business Park, Somerton	5.6	-	5.6	-
Australia Square	5.2	0.3	5.2	0.3
Casuarina Square	0.7	1.4	0.7	1.4
Citi-West Industrial Park	3.0	-	3.0	-
Erina Fair	0.2	36.3	0.2	36.3
MLC Centre	4.6	6.1	4.6	6.1
Penrith Plaza	5.7	1.3	5.7	1.3
Plaza Parade	0.2	0.4	0.2	0.4
Quad 1 & 2	-	0.2	-	0.2
Quad 3	8.6	-	8.6	-
Riverside Centre	3.9	3.7	3.9	3.7
Sunshine Plaza	0.1	0.4	0.1	0.4
11 Grand Avenue, Camellia	0.6	-	0.6	-
Woden	0.3	2.6	0.3	2.6
Other properties	2.9	2.2	2.9	2.2
Unlisted controlled entities				
530 Collins St	0.8	1.2	-	-
Ayers Rock Resort	0.9	12.1	-	-
Cape Tribulation Resorts	-	5.8	-	-
Chirnside Park	-	1.3	-	-
The National Stages 1 & 2	59.5	160.8	-	-
Floreat Forum	1.1	15.1	-	-
Melbourne Central	124.5	219.4	-	-
Parkmore Shopping Centre	1.4	1.2	-	-
Wollongong Central	-	0.1	-	-
Four Points by Sheraton Hotel	-	3.2	-	-
Other properties	6.5	1.5	-	-
Investments in associates				
Darling Park and Darling Park Property Trust	4.3	2.4	-	-
Erina Property Trust	0.1	18.1	-	-
Horton Trust	0.1	-	-	-
2 Park St Trust	2.1	-	-	-
	242.9	497.1	41.6	54.9
Due within 1 year	241.3	379.7	40.0	54.9
Due between 1 and 5 years	1.6	117.4	1.6	-
	242.9	497.1	41.6	54.9

(b) Investments

At balance date deposit commitments existed in respect of interests in Joint Venture Investment Arrangements contracted but not provided for in the Financial Report (refer Notes 6 and 8):

	Consolidated 31 Dec 2003 $m	Consolidated 31 Dec 2002 $m	GPT 31 Dec 2003 $m	GPT 31 Dec 2002 $m
Sunshine Plaza				
Due within 1 year	4.7	4.7	4.7	4.7
Due between 1 and 5 years	9.0	13.8	9.0	13.8
	13.7	18.5	13.7	18.5

(c) Operating leases

Estimated aggregate amount of operating lease expenditure agreed or contracted but not provided for in the Financial Report.

	Consolidated 31 Dec 2003 $m	Consolidated 31 Dec 2002 $m	GPT 31 Dec 2003 $m	GPT 31 Dec 2002 $m
Due within 1 year	0.3	0.2	0.1	0.1
Due between 1 and 5 years	0.9	0.9	0.5	0.5
Due between 5 years and expiry date of leases	2.6	2.6	0.8	0.8
	3.8	3.7	1.4	1.4

Notes to Financial Statements

	Consolidated		GPT	
	31 Dec 2003 $m	31 Dec 2002 $m	31 Dec 2003 $m	31 Dec 2002 $m

8. Other financial assets

	31 Dec 2003 $m	31 Dec 2002 $m	31 Dec 2003 $m	31 Dec 2002 $m
Deposits				
Deposits at cost - Sunshine Plaza	74.6	70.0	74.6	70.0
Masterplanned Urban Communites				
Lend Lease (Twin Waters) Pty Limited				
Shares in associate	5.5	-	5.5	-
Loan	16.7	-	16.7	-
Lend Lease GPT (Rouse Hill) Pty Limited				
Shares in associate	1.0	-	1.0	-
Loan	2.9	-	2.9	-
Total Masterplanned Urban Communities	26.1	-	26.1	-
	100.7	70.0	100.7	70.0

Reconciliation

Reconciliations of the carrying amounts of other financial assets at the beginning and end of the current and previous financial year are set out below.

	31 Dec 2003 $m	31 Dec 2002 $m	31 Dec 2003 $m	31 Dec 2002 $m
Carrying amount at start of the financial year	70.0	305.9	70.0	305.9
Additions to Deposits	4.6	4.9	4.6	4.9
Additions to Masterplanned Urban Communities	26.1	-	26.1	-
Refunds - Penrith Plaza	-	(240.8)	-	(240.8)
Carrying amount at end of the financial year	100.7	70.0	100.7	70.0

Deposits

The Penrith Plaza joint venture investment arrangement ('JVIA') with ANZ Banking Group was terminated on 1 October 2002. The Penrith equipment lease arrangement with Oxley Finance Pty Limited was terminated in June 2003.

Masterplanned Urban Communities

Rouse Hill Regional Centre

In October 2003, a joint venture company owned 49% by GPT and 51% by Lend Lease entered into an agreement with the Department of Infrastructure, Planning and Natural Resources (DIPNR) and Landcom to jointly develop, under a land management model, a regional centre at Rouse Hill. The project includes over 1500 residential lots, a mixed use Town Centre and supporting infrastructure. GPT will develop and own the Town Centre, consisting of a retail market place, home living retail, commercial and learning space.

Twin Waters Resort

In October 2003, a joint venture company owned 49% by GPT and 51% by Lend Lease acquired the Twin Waters Resort and golf course for redevelopment into a resort and residential community. The re-development will include 370 dwellings, whilst the golf course, central and leisure facilities are to be on-sold to specialist operators.

9. Payables - Current

	31 Dec 2003 $m	31 Dec 2002 $m	31 Dec 2003 $m	31 Dec 2002 $m
Trade creditors	135.4	146.1	66.8	53.7
Creditors - other	3.3	3.8	1.3	1.7
- related party	2.2	2.0	2.2	2.0
Loans from controlled entities	-	-	26.5	27.1
Responsible Entity's fee	6.4	8.7	4.1	5.9
	147.3	160.6	100.9	90.4

10. Interest bearing liabilities - Current

	31 Dec 2003 $m	31 Dec 2002 $m	31 Dec 2003 $m	31 Dec 2002 $m
Short and Medium Term Notes (refer Note 1(e) and Note 20)	775.0	356.0	775.0	356.0
	775.0	356.0	775.0	356.0

11. Provisions

	31 Dec 2003 $m	31 Dec 2002 $m	31 Dec 2003 $m	31 Dec 2002 $m
Distributions payable	105.3	101.4	105.3	101.4

12. Interest bearing liabilities - Non-current

	31 Dec 2003 $m	31 Dec 2002 $m	31 Dec 2003 $m	31 Dec 2002 $m
Medium Term Notes (refer Note 1(e) and Note 20)	1,227.0	880.0	1,227.0	880.0
CPI Coupon Indexed Bonds	125.0	125.0	125.0	125.0
	1,352.0	1,005.0	1,352.0	1,005.0

Notes to Financial Statements

	Consolidated 31 Dec 2003 $m	31 Dec 2002 $m
13. Contributed equity		
1,949,716,610 (Dec 2002: 1,949,716,610) units	4,400.8	4,400.8
	4,400.8	4,400.8

Movements in units at issue price

	Consolidated 31 Dec 2003 Number of Units millions	Amount at Issue Price $m
Balance at the beginning of the financial year	1,949.7	4,400.8
New issues:	-	-
Balance at the end of the financial year	1,949.7	4,400.8

	Consolidated 31 Dec 2002 Number of Units millions	Amount at Issue Price $m
Balance at the beginning of the financial year	1,867.1	4,179.5
New issues:		
Units issued under Darling Park June 2000 arrangement	6.1	14.5
Units issued under Distribution Reinvestment Plan	76.5	206.8
Balance at the end of the financial year	1,949.7	4,400.8

On 1 January 2002, 6.1 million units were issued pursuant to the Darling Park transaction arrangement as approved by the Trust's unitholders at an extraordinary general meeting held on 5 June 2000. The units issued were entitled to the full March 2002 quarter distribution and subsequent distributions.

Distribution reinvestment plan

The Trust operated a distribution reinvestment plan ('DRP') under which holders of ordinary units elected to have all or part of their distribution entitlements satisfied by the issue of new ordinary units rather than being paid in cash. Units were issued under the plan at a 2% discount to the market price. The DRP has been terminated and has not applied to the distribution for any of the quarters of the 2003 year.

	31 Dec 2003 $m	31 Dec 2002 $m
14. Equity securities issued		
Distributions satisfied by the issue of ordinary units under the distribution reinvestment plan	-	206.8

15. Asset revaluation reserve and undistributed income

Nature and purpose of reserve

Asset revaluation reserve

The asset revaluation reserve is used to record increments and decrements on the revaluation of non-current assets, as described in accounting policy note 1(d). The reserve is predominantly comprised of unrealised gains resulting from the revaluation of the Trust's property investments. The balance, or any part of the balance, standing to the credit of the reserve may be transferred to the Trust's distributions. During the financial year, $Nil (Dec 2002: $5.6m) of the net loss on sale of investment properties was transferred to distributions.

Notes to Financial Statements

	Consolidated		GPT	
	31 Dec 2003 $m	31 Dec 2002 $m	31 Dec 2003 $m	31 Dec 2002 $m
15. Asset revaluation reserve and undistributed income (Continued)				
Balance at the beginning of the financial year	672.1	644.2	672.1	644.2
Increases/(decreases):				
Directly held investment properties				
Citiwest Industrial Estate	(1.9)	-	(1.9)	-
Australia Square	-	10.4	-	10.4
Bonner House	1.7	-	1.7	-
Borec House	0.1	-	0.1	
11 Grand Ave, Camellia	2.1	-	2.1	-
Casuarina Square	-	4.6	-	4.6
Charlestown Square	51.5	-	51.5	-
Charlestown Convenience Centre	(0.1)	-	(0.1)	-
Dandenong Plaza	2.0	0.5	2.0	0.5
Erina Fair	24.3	8.9	24.3	8.9
15 Berry Street Granville	0.8	-	0.8	-
19 Berry Street Granville	1.6	-	1.6	-
Penrith Plaza	17.7	-	17.7	-
Plaza Parade	0.4	(1.6)	0.4	(1.6)
Riley Square	0.2	-	0.2	-
Riverside Centre	-	(32.1)	-	(32.1)
Black Ink House	-	0.1	-	0.1
Sunshine Plaza	4.6	11.4	4.6	11.4
Woden Plaza	31.0	-	31.0	-
Reserves attributable to controlled entities				
Carlingford Court	-	16.5	-	-
Chirnside Park	10.4	-	-	-
Wollongong Central	20.0	-	-	-
Floreat Forum	-	0.5	-	-
Four Points	-	(0.6)	-	-
Macarthur Square	18.4	3.2	-	-
Homemaker City Aspley	-	0.2	-	-
Homemaker City Bankstown	4.4	0.5	-	-
Homemaker City Cannon Hill	1.2	0.1	-	-
Homemaker City Castle Hill	-	1.1	-	-
Homemaker City Fortitude Valley	0.5	-	-	-
Homemaker City Jindalee	6.2	1.3	-	-
Homemaker City Maribyrnong	8.7	3.0	-	-
Homemaker City Mt Gravatt	-	1.5	-	-
IKEA Building, Prospect	0.5	(0.9)	-	-
Homemaker City Springwood	-	0.3	-	-
Homemaker City Underwood	-	2.1	-	-
Homemaker City Windsor	-	0.5	-	-
Woolstore, Teneriffe	-	1.1	-	-
10 and 12 Mort Street	(1.0)	-	-	-
HSBC Centre	(3.2)	-	-	-
Neville's Corner	-	(2.5)	-	-
Tattersalls Building	10.1	-	-	-
GEM Trusts	-	-	76.2	28.5
GPT Hotel Trust	-	-	-	(0.6)
Reserves attributable to associates				
Brisbane Transit Centre	-	(1.3)	-	(1.3)
Darling Park	(7.7)	1.1	(7.7)	1.1
Erina Fair	12.1	4.5	12.1	4.5
Horton Parade/Maroochydore Superstore	0.2	(0.9)	0.2	(0.9)
Citigroup Centre	18.2	-	18.2	-
Net increase in valuations	235.0	33.5	235.0	33.5
Transfer to Distribution:				
Net book loss on sale of Bankstown	-	(5.6)	-	(5.6)
Net transfer to Distribution	-	(5.6)	-	(5.6)
Balance at the end of the financial year	907.1	672.1	907.1	672.1

Notes to Financial Statements

	Consolidated		GPT	
	31 Dec 2003	31 Dec 2002	31 Dec 2003	31 Dec 2002
	$m	$m	$m	$m
15. Asset revaluation reserve and undistributed income (Continued)				
Undistributed income				
Net operating income	420.2	386.1	420.2	386.1
Undistributed income at the beginning of the financial year	0.7	0.5	0.7	0.5
Transfer from reserve	-	5.6	-	5.6
Total available for distribution	420.9	392.2	420.9	392.2
Distributions provided for or paid	(413.3)	(391.5)	(413.3)	(391.5)
Undistributed income at the end of the financial year	7.6	0.7	7.6	0.7
16. Total equity				
This represents amounts subscribed for units and options together with total reserves resulting in a net tangible asset backing of $2.73 (Dec 2002:$2.60) per unit based on the number of GPT current units.	5,315.5	5,073.6	5,315.5	5,073.6
17. Notes to the statement of cash flows				
(a) Reconciliation of net operating income to net cash				
Net operating income	420.2	386.1	420.2	386.1
Loss/(gain) on disposal of properties	-	5.6	-	5.6
Net decrease in provisions:				
Provision for doubtful debts	-	-	0.3	-
Interest capitalised	(17.6)	(12.6)	(17.6)	(12.6)
Net cash provided by operating activities before changes in assets and liabilities	402.6	379.1	402.9	379.1
Responsible Entity's fee	(2.2)	1.2	(1.8)	0.8
(Increase)/decrease in receivables	9.4	11.7	9.7	15.3
Increase/(decrease) in payables	(13.1)	2.3	6.0	4.8
Net cash provided by operating activities	396.7	394.3	416.8	400.0
(b) Reconciliation of Cash				
Disclosed in Statements of Financial Position as:				
Cash	44.0	45.6	42.5	40.6
(c) Non-cash financing and investing activities				
Units issued under the distribution reinvestment plan	-	206.8	-	206.8
	-	206.8	-	206.8

	Consolidated	
	31 Dec 2003	31 Dec 2002
18. Earnings per unit		
Basic earnings per unit - (cents) (Net operating income including book loss divided by weighted average number of units)	21.6	20.1
Basic earnings per unit - (cents) (Net operating income excluding book losses divided by weighted average number of units)	21.6	20.4
Weighted average number of ordinary units on issue during the year	1,949.7	1,919.0

Notes to Financial Statements

19. Investments in controlled entities and associates

Name of Entity	Interest %	Contribution to net operating income Consolidated 31 Dec 2003 $m	31 Dec 2002 $m
Parent entity			
General Property Trust		121.9	107.1
Controlled entities			
GPT Hotel Trust	100	-	-
Ayers Rock Resort Trust	100	33.2	32.8
GPT Hotel (Darling Harbour) Trust	100	13.3	13.0
GPT Office Trust	100	-	4.3
GPT Pty Limited	100	-	-
GPT Subsidiary Holding Trust	100	-	-
GEM Retail Property Trust	100	61.5	56.3
Homemaker Retail Property Trust	100	32.0	26.2
Whitnall Pty Ltd	100	-	-
GEM Commercial Property Trust	100	1.4	2.6
Growth Equities 530 Collins Street Trust	100	24.4	26.6
Growth Equities 580 George Street Trust	100	16.9	15.3
New Property Investment Trust No. 1	100	5.5	5.6
GEM Allendale Trust	100	-	-
GPT Victoria Harbour No 1B Trust	100	-	-
GPT Victoria Harbour No 1A Trust	100	2.1	-
GPT Victoria Harbour No 2B Trust	100	-	-
GPT Victoria Harbour No 2A Trust	100	-	-
Melbourne Central Holdings Pty Ltd	100	-	-
Melbourne Central Unit Trust	100	44.3	37.3
Melbourne Central Custodian Pty Ltd	100	-	-
Wales House Trust	100	-	-
		234.6	220.0
Associates			
Erina Property Trust	50	4.8	4.3
Darling Park Trust	50	19.4	18.8
Darling Park Property Trust	50	14.1	13.5
1 Farrer Place Trust	50	0.6	-
Horton Trust	50	1.0	0.8
Roma Street Trust	50	5.1	4.7
Lend Lease GPT (Rouse Hill) Pty Limited	49	-	-
Lend Lease (Twin Waters) Pty Limited	49	0.1	-
2 Park Street Trust	50	19.5	18.1
161 Sussex St Pty Limited	40	(0.9)	(1.2)
		63.7	59.0
		420.2	**386.1**

All equity interests, as described in Note 6, issued by General Property Trust and its controlled entities are ordinary interests.

All associates have a reporting period of 30 June, except for Horton Trust and 161 Sussex St Pty Limited which have a reporting period of 31 December.

Notes to Financial Statements

19. Investments in controlled entities and associates (Continued)

	Consolidated 31 Dec 2003 $m	Consolidated 31 Dec 2002 $m
Reserves attributable to associates		
Asset revaluation reserve		
Balance at the beginning of the financial year	33.5	29.9
Revaluations during the financial year	22.8	3.6
Balance at the end of the financial year	56.3	33.5
Movements in carrying amount of investments in associates		
Carrying amount of investments at the beginning of the financial year	882.9	854.9
Net operating income attributable to associates	63.7	59.0
Less: Distributions received/receivable	(63.7)	(59.0)
Incidental costs on acquisition	-	0.5
Issue of equity	284.7	23.9
Redemption of equity	-	-
Share of movements in asset revaluation reserve	22.8	3.6
Carrying amount of investments at the end of the financial year	1,190.4	882.9
Summary of the financial position of associates		
The recognised amounts of aggregate assets and liabilities of associates are:		
Assets	1,230.0	896.2
Liabilities	(40.6)	(14.3)
Share of net assets of associates	1,189.4	881.9
Incidental costs on acquisition prior to latest revaluation of associate's asset	1.0	1.0
Carrying amount of investments at the end of the financial year	1,190.4	882.9

Share of associates' capital expenditure commitments - refer Note 7

Share of associates' financing facilities - refer Note 6

Notes to Financial Statements

	Consolidated 31 Dec 2003 $m	Consolidated 31 Dec 2002 $m
20. Finance facilities		
Bank stand-by facilities	400.0	400.0

The Trust has stand-by facilities of $400 million (Dec 2002: $400 million) to provide liquidity backup for the Short Term/Medium Term Note Programme which were not utilised at balance date. $200 million matures on 30 April 2004 and a further $200 million matures on 22 May 2004. It is anticipated that it will be possible to extend all facilities.

Short Term Note / Medium Term Note Programme

The Short Term/Medium Term Note Programme ('the Programme') is a revolving, non-underwritten, debt programme. The Programme provides flexible short term and medium term funding to enable the Trust to fund commitments and to act promptly on investment opportunities. The Programme can be terminated at the discretion of the Trust and is unsecured. The value of the notes issued under the programme is limited by the Trust constitution. The constitution limits the amount of debt to no more than 40% of the total assets. At 31 December 2003 the percentage of debt to total assets is 27.6%.

	31 Dec 2003 $m	31 Dec 2002 $m
Maximum amount of Short Term Notes on issue during the year	595.0	548.0
Amount of Short Term Notes outstanding at the end of the year	595.0	356.0
Maximum amount of Medium Term Notes on issue during the year	1,407.0	1,040.0
Amount of Medium Term Notes outstanding at the end of the year	1,407.0	880.0

CPI Coupon Indexed Bonds

On 10 December 1999, the Trust issued CPI Coupon Indexed Bonds totalling $125 million. The securities will expire on 10 December 2029 and have a current coupon of 6.79%. The coupon compounds quarterly at the rate of CPI.

Finance Facilities as at 31 December 2003

	Notes	Total	Non-Interest bearing	Floating interest rate	Fixed interest maturing in: 1 year or less	Over 1 year to 5 years	More than 5 years
		$m	$m	$m	$m	$m	$m
Financial assets							
Cash and deposits		44.0	-	44.0	-	-	-
Receivables	4	46.0	46.0	-	-	-	-
		90.0	46.0	44.0	-	-	-
Weighted average interest rate				4.8%			
Financial liabilities							
Interest bearing liabilities	10, 12	2,127.0	-	1,217.0	100.0	610.0	200.0
Trade and other payables	9	147.3	147.3	-	-	-	-
Interest rate swaps		-	-	(730.0)	190.0	640.0	(100.0)
Forward start interest rate swaps		(435.0)	-	-	(285.0)	(100.0)	(50.0)
Forward start interest rate swap maturities		435.0	-	-	-	185.0	250.0
		2,274.3	147.3	487.0	5.0	1,335.0	300.0
Weighted average interest rate				5.7%	5.7%	5.9%	6.5%
Net financial liabilities		(2,184.3)	(101.3)	(443.0)	(5.0)	(1,335.0)	(300.0)

Unrealised losses on interest rate swaps totalling $3.8 million (Dec 2002: $10.3 million unrealised losses) have not been recognised in the financial statements as it is intended the Trust will retain these swaps to maturity.

The net fair value of all other financial assets and liabilities approximates their carrying value.

Notes to Financial Statements

20. Finance facilities (Continued)

Finance facilities as at 31 December 2002

	Notes	Total	Non-Interest bearing	Floating interest rate	Fixed interest maturing in 1 year or less	Fixed interest maturing in Over 1 year to 5 years	Fixed interest maturing in More than 5 years
		$m	$m	$m	$m	$m	$m
Financial assets							
Cash and deposits		45.6	-	45.6	-	-	-
Receivables	4	39.7	39.7	-	-	-	-
		85.3	39.7	45.6	-	-	-
Weighted average interest rate				4.4%			
Financial liabilities							
Interest bearing liabilities	10, 12	1,361.0	-	961.0	-	400.0	-
Trade and other payables	9	160.6	160.6	-	-	-	-
Interest rate swaps		-	-	(730.0)	-	450.0	280.0
Forward start interest rate swaps		(50.0)	-	-	(50.0)	-	-
Forward start interest rate swap maturities		50.0	-	-	-	50.0	-
		1,521.6	160.6	231.0	(50.0)	900.0	280.0
Weighted average interest rate				5.4%	-	5.9%	6.5%
Net financial (liabilities)/assets		(1,436.3)	(120.9)	(185.4)	50.0	(900.0)	(280.0)

Notes to Financial Statements
Year ended 31 December 2003

21. Segment information

Primary reporting - business segments

	Retail $m	Office $m	Industrial $m	Hotel and Tourism $m	Masterplanned Urban Communities $m	Consolidated $m
Year Ended 31 December 2003						
Total segment revenue	359.8	182.4	21.7	48.0	-	611.9
Share of net profit of associates	5.8	58.5	-	(0.7)	0.1	63.7
Unallocated revenue						46.0
Revenue from ordinary activities						721.6
Segment result	266.7	195.2	18.5	47.0	0.1	527.5
Responsible Entity's fee and other						(27.1)
Borrowing costs						(80.2)
Net operating income						420.2
Segment assets	3,817.9	2,971.7	292.5	534.3	26.2	7,642.6
Unallocated assets						52.5
Total assets						7,695.1
Segment liabilities	68.5	49.9	4.8	4.0	-	127.2
Unallocated liabilities						2,252.4
Total liabilities						2,379.6
Investments in associates	124.5	1,051.2	-	8.2	6.5	1,190.4
Additions to investment properties	201.0	419.8	83.1	22.8	-	726.7
Additions included in other financial assets	-	-	-	-	26.1	26.1
Year Ended 31 December 2002						
Total segment revenue	524.1	179.1	16.1	47.4	-	766.7
Share of net profit of associates	5.1	54.7	-	(0.8)	-	59.0
Unallocated revenue						2.0
Revenue from ordinary activities						827.7
Segment result	247.5	188.8	13.3	46.3	-	495.9
Responsible Entity's fee and other						(39.7)
Borrowing costs						(70.1)
Net operating income						386.1
Segment assets	3,349.7	2,563.3	206.6	526.0	-	6,645.6
Unallocated assets						51.0
Total assets						6,696.6
Segment liabilities	73.4	50.2	2.7	14.8	-	141.1
Unallocated liabilities						1,481.9
Total liabilities						1,623.0
Investments in associates	93.6	780.3	-	9.0	-	882.9
Additions to investment properties	571.6	108.2	44.5	59.1	-	783.4
Additions included in other financial assets	-	-	-	-	-	-

22. Transactions with Lend Lease Group

The Responsible Entity of the Trust is GPT Management Limited, a wholly owned subsidiary of Lend Lease Corporation Limited.

Details of the Responsible Entity's fee are disclosed in Note 3. The Responsible Entity's immediate and ultimate holding company is Lend Lease Corporation Limited.

All dealings between the Trust and Lend Lease Corporation Limited and its controlled entities and related parties ('Lend Lease') are on normal commercial terms and conditions and material dealings are reviewed by the Audit and Risk Management Committee. All contracts are subject to commercial appraisal, on a basis acceptable to the Responsible Entity, by an external valuer or a qualified external party approved by the Responsible Entity.

The following transactions have taken place with the Lend Lease Group during the year:

	Consolidated		GPT	
	31 Dec 2003 $m	31 Dec 2002 $m	31 Dec 2003 $m	31 Dec 2002 $m
Capital expenditure in relation to contracts for development, refurbishment and upgrades	242.0	225.3	127.4	74.7
Purchase of property right	0.9	-	0.9	-
Property management including property maintenance and insurance	28.0	25.6	15.1	14.3
Rental income from Lend Lease Group	8.2	7.7	8.2	7.7
Income guaranteed by Lend Lease under development and sale agreements	0.4	0.4	-	-
GPT's share of Associates Responsible Entity fee	1.6	1.7	-	-

Lend Lease Group companies or trusts managed by a Lend Lease Group company held units in the Trust at 31 December, 2003 as follows:

	31 Dec 2003 Units	31 Dec 2002 Units
GPT Management Ltd as Trustee and Responsible Entity for the GPT Split Trust	22,109,712	22,613,175

23. Other Information

Commencement date of the Trust

The Trust was constituted on 27 November 1970.

Life of the Trust

The life of the Trust is not limited by a term of years. The Trust shall continue whilst the units are listed on the Australian Stock Exchange Limited.

The principal activities of the Trust

General Property Trust was established to provide a vehicle for investors to own a share in a diversified portfolio of Australian property. During the financial year the Trust principally invested in property investments.

Policies for investments and borrowings by the Trust

The Trust invests in investment grade property to achieve income combined with the opportunity for capital growth for investors over a period of years. Investments in land and buildings are purchased at independent valuation plus acquisition costs. Investments in refurbishments and upgrades are at cost.

Deposits made under development agreements are at normal commercial money market terms.

Under the terms of the Trust Constitution, the Trust may borrow money unsecured or secured by the investments of the Trust. Trust borrowings at 31 December 2003 totalled $2,127 million which is approximately 27.6% (Dec 2002: 20.3%) of total assets.

23. Other information (Continued)

Property jointly owned

Retail

Erina Fair is owned 50% by the Trust, through its interest in the property and its 50% interest in Erina Property Trust. The other 50% is owned by Lend Lease Real Estate Investments Limited ('LLREI'), on behalf of the Unitholders in the Australian Prime Property Fund Retail ('APPFR').

Macarthur Square is owned 50% by the Trust. The remaining 50% of Macarthur Square is held by LLREI on behalf of the Unitholders in the APPFR.

The Trust and LLREI have an equal interest in the Sunshine Plaza Joint Venture Investment Arrangement. LLREI holds the interest on behalf of the Unitholders in the APPFR.

Horton Parade and the Maroochydore Superstore Plaza are owned 50% by the Trust through its 50% interest in Horton Trust. The remaining 50% of Horton Trust is held by LLREI on behalf of the Unitholders in the APPFR.

Plaza Parade in Maroochydore is owned 50% by the Trust. The remaining 50% of Plaza Parade is held by LLREI on behalf of the Unitholders in the APPFR.

Office

Australia Square is owned 50% by the Trust. The remaining 50% is owned by Paladin Australia Limited on behalf of the Unitholders in the Deutsche Office Trust.

The Trust has a 50% interest in the Darling Park Complex. This interest comprises a 50% interest in the Darling Park Trust (through GEM Commercial Property Trust) which holds a 60% interest in the Complex and a 50% interest in Darling Park Property Trust (through GEM Commercial Property Trust) which holds a 40% interest in the Complex. An additional 50% interest in the Complex is held by funds comprising the remaining 50% interest in the Darling Park Trust owned by the Ronin Property Group, and the remaining 50% interest in Darling Park Property Trust owned by AMP Life Limited on behalf of the AMP Statutory Fund Number 2.

The MLC Centre is owned 50% by the Trust. The remaining 50% is owned by Queensland Investment Corporation.

Citigroup Centre is owned 50% by the Trust. The remaining 50% is owned by Macquarie Office Management Limited on behalf of the Unitholders in the Macquarie Office Trust.

1 Farrer Place is owned 50% by the 1 Farrer Place Trust, of which GPT has a 50% interest and the other 50% is held by LLREI on behalf of the Unitholders in the Australian Prime Property Fund Commercial (APPFC). The remaining 50% is owned by Deutsche Asset Management (Australia) Limited on behalf of the Unitholders of Deutsche Office Trust.

Mixed

The Brisbane Transit Centre is owned by the Roma Street Trust. Roma Street Trust and the B class shares of Roma Street Operations Pty Limited are owned 50% by the Trust. The remaining 50% interest in Roma Street Trust is held by Lend Lease Real Estate Investments Limited on behalf of the Unitholders of APPFC.

Hotel & Tourism

The Trust owns a 40% interest in the assets of 161 Sussex Street Pty Limited. The remaining 60% interest is held by Starwood Pacific Hotels Pty Limited.

Buyback arrangement

As the Trust is listed buy-back arrangements are not required.

Bonus Issues

No bonus issues were made during the year.

Matters subsequent to the end of the financial year

The Responsible Entity is not aware of any circumstances that materially affect the Unitholders of General Property Trust as at 31 December 2003 except as detailed elsewhere in this Financial Report.

Directors' Declaration

The directors of the Responsible Entity declare that the financial statements and notes of the Trust set out on pages 4 to 28:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Trust's financial position as at 31 December 2003, and of its performance as represented by the results of its operations and its cash flows, for the financial year ended on that date.

In the directors opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001, and

(b) there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Director

Director

GPT Management Limited

Sydney
28th January 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the unitholders of General Property Trust

Audit opinion

In our opinion, the financial report of General Property Trust:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of General Property Trust and the General Property Trust Group (defined below) as at 31 December 2003, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both General Property Trust (the trust) and the General Property Trust Group (the consolidated entity), for the year ended 31 December 2003. The consolidated entity comprises both the trust and the entities it controlled during that year.

The directors of GPT Management Limited (the responsible entity) are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the unitholders of the trust. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of

the trust's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

Richard Deutsch
Partner

Sydney
28th January 2004

ASX Company Announcement

Date: Thu Jan 29 10:05:14 2004

Document Image #: 00412776

Announcement Type: Periodic Reports – Other

ASX Description: GPT Full Year Results

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

29 January 2004

GPT Management Limited ABN 94 000 335 473 as Responsible Entity and Trustee of General Property Trust ABN 58 071 755 609

Level 14
Tower Building
Australia Square
Sydney NSW 2000
Australia

GPT Unitholder Service Centre
Freecall 1800 025 095
Facsimile 02 9236 6020

GPT@lendlease.com.au

www.gpt.com.au

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)
20 Bridge Street
SYDNEY NSW 2000

By Electronic Lodgement

Dear Sir

GENERAL PROPERTY TRUST

1. Full Year Results

GPT Management Limited, as responsible entity of General Property Trust, releases the attached statement regarding the Trust's results for the twelve months to 31 December 2003. Also attached are audited financial statements for the twelve months to 31 December 2003 and ASX Appendix 4E.

2. December Quarter Distribution

GPT Management Limited, the responsible entity of General Property Trust, announces the following distribution for the quarter ended 31 December 2003.

(a) Distribution – Ordinary Units

A distribution for the three months ended 31 December 2003 of 5.4 cents per General Property Trust unit will be paid by the Trust on 23 February 2004 (the distribution for the three months ended 31 December 2002 was 5.2 cents per unit and the distribution for the three months ended 30 September 2003 was 5.3 cents per unit).

(b) Income Tax Deferred Component – Ordinary Units

The distribution advice for the December quarter will advise that 2.475311 cents (capital works allowance, depreciation and other allowances) is income tax deferred for investors that hold their investment on capital account.

The income tax deferred component will reduce the cost base (or indexed base) in the case of units liable to capital gains tax on disposal.

(c) Distribution Reinvestment Plan

The General Property Trust Distribution Reinvestment Plan has been terminated and will not apply to these distributions.

(d) Books Closing Date

In accordance with Listing Rule 3A(5), we give formal notice that the register of unitholders of General Property Trust will close at 5.00pm, 9 February 2004 for the purpose of determining those unitholders entitled to participate in the distribution for the quarter ended 31 December 2003, payable on 23 February 2004.

Documents will be accepted for registration until 5.00 pm on the books closing date at the Sydney Register only:

Securities Registration Services
ASX Perpetual Registrars Limited
Level 8, 580 George Street
SYDNEY NSW 2000

Yours faithfully

Michael J Neilson
Legal Counsel & Company Secretary

ASX Company Announcement

Date: Thu Jan 29 10:04:33 2004

Document Image #: 00412775

Announcement Type: Preliminary Final Report

ASX Description: GPT Preliminary Final Report

Connect 4 Summary:

Company Summary:

Appendix 4E

Preliminary final report

Introduced 31/12/2003.

Name of entity

GENERAL PROPERTY TRUST

ABN or equivalent company reference	Full year ended ('current period')
58 071 755 609	31 December 2003

Results for announcement to the market

				$A'm
Revenues from ordinary activities	down	14.4%	to	657.9
Adjusted for the proceeds on disposal of Bankstown Square in the 2002 calendar year, revenues increased by 12.7% in 2003.				
Profit (loss) from ordinary activities after tax attributable to members	up	8.8%	to	420.2
Explanation - Refer ASX announcement				
Net profit (loss) for the period attributable to members	up	8.8%	to	420.2
Explanation – Refer ASX announcement				

Distributions	Amount per security	Franked amount per security
Final distributions	10.7	N/A
Interim distributions (six months)	10.5	N/A

Record date for determining entitlements to the June quarter distribution	9 February 2004
Date on which the December quarter distribution is payable	23 February 2004

Distribution Reinvestment Programme
The Distribution Reinvestment Programme does not currently apply.

NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary security	$2.73	$2.60

Control gained or lost over entities during period

Name of entity (or group of entities)	
Date of gain or loss of control	

Interests in entities which are not controlled entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'm	Previous corresponding period - $A'm
Roma Street Trust	50%	50%	5.1	4.7
Erina Property Trust	50%	50%	4.8	4.3
Horton Trust	50%	50%	1.0	0.8
Darling Park Trust	50%	50%	19.4	18.8
Darling Park Property Trust	50%	50%	14.1	13.5
2 Park Street Trust	50%	50%	19.5	18.1
161 Sussex Street Pty Ltd	40%	40%	(0.9)	(1.2)
1 Farrer Place Trust	50%		0.6	-
Lend Lease GPT (Rouse Hill) Pty Limited	49%		-	-
Lend Lease (Twin Water) Pty Limited	49%		0.1	-
Total			63.7	59.0

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$ m	Previous corresponding period - A$ m
Share of net profit (loss) of associates and joint ventures entities.	63.7	59.0

To be read in conjunction with the most recent annual financial report.

Condensed consolidated statement of financial performance

		Current period – A$ m	Previous corresponding period - A$ m
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	657.9	768.7
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(221.2)	(371.5)
1.3	Borrowing costs	(80.2)	(70.1)
1.4	Share of net profits (losses) of associates and joint venture entities	63.7	59.0
1.5	**Profit (loss) from ordinary activities before tax**	**420.2**	**386.1**
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**420.2**	**386.1**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**420.2**	**386.1**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**420.2**	**386.1**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	235.0	33.5
1.13	Net exchange differences recognised in equity		
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	235.0	33.5
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**655.2**	**419.6**

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS after (losses)/gains on disposal of properties	21.6c	20.1c
	Basic EPS before (losses)/gains on disposal of properties	21.6c	20.4c
1.19	Diluted EPS	N/A	N/A

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period – A$ m	Previous corresponding period - A$ m
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	420.2	386.1
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**420.2**	**386.1**

Revenue and expenses from ordinary activities

		Current period – A$ m	Previous corresponding period - A$ m
1.23	Revenue from sales or services		
1.24	Interest revenue	9.5	12.9
1.25	Other relevant revenue		
	Rent	605.9	568.5
	Share of net profits from associates	63.7	59.0
	Other	-	-
	Proceeds on disposal of properties	-	187.3
	Proceeds on disposal of units in listed property trust	41.2	-
	Other income	1.3	-
1.26	Details of relevant expenses		
	Rates, taxes & other property outgoings	138.2	128.9
	Repairs and maintenance	9.1	9.4
	Provision for doubtful debts	0.5	0.6
	Audit and accounting fees	0.8	0.6
	Borrowing costs	80.2	70.1
	Responsible Entity's fee	25.6	33.9
	Other	5.8	5.2
	Book value of property investments sold	-	192.9
	Book value of units in listed property trust	41.2	-
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*		

Capitalised outlays		
1.28 Interest costs capitalised in asset values	17.5	12.6
1.29 Outlays capitalised in intangibles (unless arising from an +acquisition of a business)		

Consolidated retained profits

	Current period – A$ m	Previous corresponding period - A$ m
1.30 Retained profits (accumulated losses) at the beginning of the financial period	0.7	0.5
1.31 Net profit (loss) attributable to members (*item 1.11*)	420.2	386.1
1.32 Net transfers from (to) reserves *(details if material)*	-	5.6
1.33 Net effect of changes in accounting policies		
1.34 Dividends and other equity distributions paid or payable	(413.3)	(391.5)
1.35 Retained profits (accumulated losses) at end of financial period	**7.6**	**0.7**

Intangible and extraordinary items

	Consolidated - current period			
	Before tax A$ m (a)	Related tax A$ m (b)	Related outside +equity interests A$ m (c)	Amount (after tax) attributable to members A$ m (d)
2.1 Amortisation of goodwill				
2.2 Amortisation of other intangibles				
2.3 Total amortisation of intangibles	N/A	N/A	N/A	N/A
2.4 Extraordinary items (details)				
2.5 Total extraordinary items	N/A	N/A	N/A	N/A

Comparison of half year profits

		Current period – A$ m	Previous year – A$ m
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	208.6	192.5
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	211.6	193.6

Condensed consolidated statement of financial position

		At end of current period A$ m	As shown in last annual report A$ m
	Current assets		
4.1	Cash	44.0	45.6
4.2	Receivables	46.0	39.7
4.3	Other (provide details if material)	14.6	13.2
4.4	**Total current assets**	**104.6**	**98.5**
	Non-current assets		
4.5	Investments (equity accounted)	1,190.4	882.9
4.6	Other investments	6,400.1	5,715.2
4.7	**Total non-current assets**	**7,590.5**	**6,598.1**
4.8	**Total assets**	**7,695.1**	**6,696.6**
	Current liabilities		
4.9	Payables	147.3	160.6
4.10	Interest bearing liabilities	775.0	356.0
4.11	Provisions exc. tax liabilities	105.3	101.4
4.12	**Total current liabilities**	**1,027.6**	**618.0**
	Non-current liabilities		
4.13	Interest bearing liabilities	1,352.0	1,005.0
4.14	**Total non-current liabilities**	**1,352.0**	**1,005.0**
4.15	**Total liabilities**	**2,379.6**	**1,623.0**
4.16	**Net assets**	**5,315.5**	**5,073.6**

	Equity		
4.17	Capital/contributed equity	4,400.8	4,400.8
4.18	Reserves	907.1	672.1
4.19	Retained profits (accumulated losses)	7.6	0.7
4.20	**Equity attributable to members of the parent entity**	**5,315.5**	**5,073.6**
4.21	Outside +equity interests in controlled entities	-	-
4.22	**Total equity**	**5,315.5**	**5,073.6**

4.23	Preference capital included as part of 4.17	-	-

Condensed consolidated statement of cash flows

		Current period A$ m	Previous corresponding period - A$ m
	Cash flows related to operating activities		
5.1	Receipts from customers	610.2	579.3
5.2	Payments to suppliers and employees	(186.7)	(186.1)
5.3	Distributions received from associates	56.3	62.5
5.4	Interest and other items of similar nature received	14.4	14.5
5.5	Interest and other costs of finance paid	(97.5)	(75.9)
5.6	**Net operating cash flows**	**396.7**	**394.3**
	Cash flows related to investing activities		
5.7	Payment for purchases of property, plant and equipment	(728.8)	(516.3)
5.8	Proceeds from sale of property, plant and equipment		187.3
5.9	(Increase) in other financial assets	(26.1)	
5.10	**Net investing cash flows**	**(754.9)**	**(329.0)**
	Cash flows related to financing activities		
5.11	Proceeds from borrowings	766.0	450.0
5.12	Repayment of borrowings		(362.0)
5.13	Dividends paid	(409.4)	(176.7)
5.14	**Net financing cash flows**	**356.6**	**(88.7)**
5.15	**Net increase (decrease) in cash held**	**(1.6)**	**(23.4)**
5.16	Cash at beginning of period *(see Reconciliation of cash)*	45.6	69.0
5.17	Exchange rate adjustments		
5.18	**Cash at end of period** *(see Reconciliation of cash)*	44.0	45.6

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period A$ m	Previous corresponding period - A$ m
6.1	Cash on hand and at bank	44.0	45.6
6.2	Deposits at call		
6.3	Bank overdraft		
6.4	Other (provide details)		
6.5	**Total cash at end of period** *(item 5.18)*	**44.0**	**45.6**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
7.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	63.9%	50.2%
7.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.22*)	7.9%	7.6%

Dividends (in the case of a trust, distributions)

8.1	Date the dividend (distribution) is payable	23 February 2004
8.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	9 February 2004

Amount per security

		Amount per security	Franked amount per security at % tax	Amount per security of foreign source dividend
	(Preliminary final report only)			
9.1	**Final dividend:** Current year	10.7c	N/A	N/A
9.2	Previous year	10.3c	N/A	N/A
	(Half yearly and preliminary final reports)			
9.3	**Interim dividend:** Current year	10.5c	N/A	N/A
9.4	Previous year	10.1c	N/A	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
10.1 +Ordinary securities	21.2c	20.4c
10.2 Preference securities	N/A	N/A

Issued and quoted securities at end of current period

Category of +securities	Total number	Number quoted	Issue price per security	Amount paid up per security
+Ordinary securities	1,949,716,610	1,949,716,610	N/A	N/A

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

✓	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: [Signed] (Company Secretary) Date: 29 January 2004

Print name: Michael James Neilson

ASX Company Announcement

Date: Mon Jan 12 17:46:39 2004

Document Image #: 00410162

Announcement Type: Asset Acquisition

ASX Description: GPT Acquisition

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement &
Media Release

GPT ADDS TO INDUSTRIAL/BUSINESS PARK PORTFOLIO

WITH HOMEBUSH BAY ACQUISITION

12 January 2004

GPT today announced the exchange of contracts to acquire 8 Herb Elliot Avenue, Homebush Bay located in the Sydney Olympic Park Commercial Precinct for $8 million (excluding acquisition costs). The acquisition will provide GPT with a yield of 7.5% after acquisition costs and is in line with the Portfolio's strategy to acquire good quality assets in the major markets of Sydney, Melbourne and Brisbane.

8 Herb Elliot Avenue increases GPT's presence in this precinct, being located in close proximity to the Quad Business Park and Samsung Building.

The site comprises 9,000 sqm of commercial land with a modern and well-presented 2 level office and high clearance warehouse facility of approximately 3,300 sqm. The building is leased until 2010 to Peregrine Semiconductor Australia Pty Ltd, a manufacturer of circuit boards and computer chips.

The acquisition of the site is a strategic one that has development potential for the Portfolio. Completion is due late in February 2004.

ENDS
Enquiries:
GPT Management Ltd

Victor Georos
Industrial & Business Park Portfolio Manager
Ph: 02 9237 5875

ASX Company Announcement

Date:	Mon Jan 12 17:47:20 2004
Document Image #:	00410163
Announcement Type:	Asset Acquisition
ASX Description:	GST Homebush Bay Acquisition GPT GST's ann: Homebush Bay Acquisition

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement &
Media Release

GPT ADDS TO INDUSTRIAL/BUSINESS PARK PORTFOLIO

WITH HOMEBUSH BAY ACQUISITION

12 January 2004

GPT today announced the exchange of contracts to acquire 8 Herb Elliot Avenue, Homebush Bay located in the Sydney Olympic Park Commercial Precinct for $8 million (excluding acquisition costs). The acquisition will provide GPT with a yield of 7.5% after acquisition costs and is in line with the Portfolio's strategy to acquire good quality assets in the major markets of Sydney, Melbourne and Brisbane.

8 Herb Elliot Avenue increases GPT's presence in this precinct, being located in close proximity to the Quad Business Park and Samsung Building.

The site comprises 9,000 sqm of commercial land with a modern and well-presented 2 level office and high clearance warehouse facility of approximately 3,300 sqm. The building is leased until 2010 to Peregrine Semiconductor Australia Pty Ltd, a manufacturer of circuit boards and computer chips.

The acquisition of the site is a strategic one that has development potential for the Portfolio. Completion is due late in February 2004.

ENDS
Enquiries:
GPT Management Ltd

Victor Georos
Industrial & Business Park Portfolio Manager
Ph: 02 9237 5875

ASX Company Announcement

Date: Fri Dec 19 17:00:08 2003

Document Image #: 00407443

Announcement Type: Director Appointment/Resignation

ASX Description: GPT Director Resignation

Connect 4 Summary:

Company Summary:

GPT
GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement and Media Release

Resignation of Director

19 December 2003

GPT announced today that David Ross has resigned as a director effective 31 December 2003.

David's involvement with GPT spans 10 years, during which his roles included Fund Manager and CEO of GPT. David has been a director of GPT since 1995.

The Board and management of GPT thank David for his dedicated service and wish him well in his future pursuits.

ENDS

ASX Company Announcement

Date:	Thu Dec 18 13:39:57 2003
Document Image #:	00406997
Announcement Type:	Progress Report
ASX Description:	GPT Correction to previous ann re Macarthur Sq Shopping Centre

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement and Media Release

Correction

18 December 2003

GPT's announcement earlier today regarding Macarthur Square Shopping Centre mistakenly included an attachment relating to GPT's recent purchase of an interest in 1 Farrer Place, Sydney.

Please disregard the attachment.

ASX Company Announcement

Date: Thu Dec 18 11:35:33 2003

Document Image #: 00406940

Announcement Type: Progress Report

ASX Description: GPT Receive Council Approval for Macarthur Square Dev Applic.

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement and Media Release

General Property Trust Receives Council Approval
for Macarthur Square Development Application

18 December 2003

GPT announced today that the Development Application for a major expansion of Macarthur Square Shopping Centre in South West Sydney has been approved by Campbelltown City Council.

Macarthur Square is currently trading strongly, with moving annual turnover of $5,057 per sqm for the centre and specialty moving annual turnover of $8,664 per sqm at 30 September 2003. Specialty occupancy costs were 14.2% at 30 September 2003.

The proposed expansion will increase the Centre's GLA by approximately 29,000 sqm, to over 90,000 sqm and will enhance the retail, leisure, entertainment and community offers at the Centre. GPT owns a 50% interest in Macarthur Square, with the other 50% owned by Australian Prime Property Fund – Retail.

GPT is now working towards achieving final approvals and satisfying conditions precedent and anticipate commencing the development works in the first half of 2004. The development, which is anticipated to cost approximately $80 million (GPT's half share) and to provide a Year 1 yield of 8%, is scheduled to be complete at the end of 2005.

ENDS

Enquiries
For further information please contact:

Michael O'Brien
Fund Manager
(02) 9236 6235

Mark Fookes
Retail Portfolio Manager
(02) 9237 5664

Additional information:
Governor Phillip and Governor Macquarie Tower

Asset Overview

The office towers were completed in 1993 and 1994 respectively and offer superior services and finishes.

The office space has large floor plates (of approximately 1,500 sqm for Governor Phillip Tower and 1,200 sqm for Governor Macquarie Tower) and the upper floors boast expansive views of the city and harbour. The floor layout provides maximum flexibility for tenants and the floors are column free, with floor to ceiling heights of 2.7 metres.

The asset also includes basement parking for 654 cars and the Phillip Street terraces (1,500 sqm), which house commercial office accommodation and a restaurant and cafe.

Impact on Office Portfolio

- Post-acquisition, GPT's Office Portfolio will have a total value of over $2.8 billion.

Office Portfolio breakdown by Geography

	NSW	Victoria	Queensland	ACT
At 30 June 2003	58%	28%	12%	2%
Post-acquisition	62%	26%	10%	2%

- Post-acquisition, GPT's Office Portfolio will have a weighted average lease term to expiry of 5.9 years.

Office Portfolio Lease Expiry

	Vacant	2003/04	2005	2006	2007	2008+
At 30 September 2003	4.2%	13.9%	16.6%	9.7%	5.2%	50.4%
Post-acquisition	4.0%	13.4%	16.5%	9.3%	6.0%	50.7%

Impact on GPT

GPT Portfolio breakdown by Sector

	Retail	Office	Hotel/Tourism	Industrial/Business Park
At 30 June 2003	51%	38%	8%	3%
Post-acquisition	49%	40%	7%	4%

ENDS

ASX Company Announcement

Date: Tue Dec 9 09:36:23 2003

Document Image #: 00404749

Announcement Type: Asset Acquisition

ASX Description: GPT To acq. an int in Governor Phillip &Macquarie Towers Sydney

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement and Media Release

General Property Trust to acquire interest in Governor Phillip & Governor Macquarie Towers, Sydney

9 December 2003

GPT Management Limited (GPTML), as Responsible Entity for General Property Trust (GPT), today announced the exchange of contracts for the acquisition of a 25% interest in Governor Phillip and Governor Macquarie Towers, at 1 Farrer Place in Sydney. The Lend Lease managed Australian Prime Property Fund (Commercial) is also acquiring a 25% interest in the asset. The remaining 50% is owned by Deutsche Office Trust.

GPT is acquiring its interest in the asset for $240 million, excluding acquisition costs. The acquisition price includes $1.2 million in rental top-up to offset vacancies in the first year. The acquisition will be funded using existing debt facilities and will be accretive to earnings.

The acquisition gives GPT's unitholders access to a prime Sydney CBD office asset which is anticipated to deliver a year 1 yield of 6.6% (before costs) and to provide future income growth through a high proportion of structured rental increases and the ability to capitalise on current below market rents.

Mr Michael O'Brien, Fund Manager of GPT said the acquisition provided the opportunity for GPT to gain greater exposure to the office sector at a time when improving office market fundamentals are anticipated.

"Our expectation is that office markets will begin to improve in 2004 and this, combined with the review profile of the asset, provides the opportunity to deliver strong growth for investors," Mr O'Brien said.

In addition to Governor Phillip Tower and Governor Macquarie Tower, the asset includes the historic Phillip Street terraces. The office towers are located in the core of Sydney's financial district and offer a high level of services and finishes with the added attraction of exceptional harbour and city views.

"This is one of the best buildings in the strongest office market in Australia boasting a fantastic location, blue chip tenants and a very high level of services. Quality assets with such strong fundamentals are rarely available in the Sydney market and are tightly held so this is a great opportunity for GPT's portfolio.

"Governor Phillip and Governor Macquarie Tower further enhances GPT's high quality portfolio, providing additional asset and tenant diversification and extends the average lease term across the portfolio to 5.9 years," Mr O'Brien said.

Governor Phillip and Governor Macquarie Towers consist of approximately 85,000 sqm of office space over 64 and 41 levels respectively. The buildings are currently 98% leased, with over 85% of the space leased to blue chip corporate tenants and the State Government. Major tenants include the NSW State Government (24% of net lettable area), Mallesons Stephen Jaques (20%), Goldman Sachs JBWere (11%) and UBS (7%).

Tony Cope, GPT's Office Portfolio Manager, said: "The Sydney office market consistently demonstrates the strongest demand for space. As such, we believe Sydney assets will provide the best long-term returns for investors."

"This is an opportunity for GPT to acquire an interest in a prominent and well capitalised asset and to increase the Office Portfolio's weighting to the Sydney market to 62%. Governor Phillip and Governor Macquarie Towers are contemporary buildings with very high specifications and limited capital expenditure requirements."

"A large proportion of the leases benefit from structured growth and this, combined with our outlook for growth in the Sydney market, gives us confidence in delivering increased income from Governor Phillip and Governor Macquarie Tower in the medium term," Mr Cope said.

Management of the asset will be conducted under the terms of a Joint Owner's Agreement between the owners (Deutsche Office Trust and a special purpose trust owned by General Property Trust and APPF Commercial). The joint owners will each have pre-emptive rights over each owner's interest in the asset.

GPT will fund the acquisition, which is expected to be finalised in late December 2003, using existing debt facilities. On completion of this acquisition, GPT's gearing will increase to 28%.

"This asset is clearly consistent with GPT's strategy of owning premium quality assets in preferred markets with long-term leases and quality tenants. When combined with GPT's existing assets, the acquisition creates an office portfolio with a total value of over $2.8 billion and improved tenant diversity and expiry," Mr O'Brien said.

ENDS

Enquiries
For further information please contact:

Michael O'Brien	Tony Cope
Fund Manager	Office Portfolio Manager
(02) 9236 6235	(02) 9236 6003

Additional information:

Governor Phillip and Governor Macquarie Tower

Asset Overview

The office towers were completed in 1993 and 1994 respectively and offer superior services and finishes.

The office space has large floor plates (of approximately 1,500 sqm for Governor Phillip Tower and 1,200 sqm for Governor Macquarie Tower) and the upper floors boast expansive views of the city and harbour. The floor layout provides maximum flexibility for tenants and the floors are column free, with floor to ceiling heights of 2.7 metres.

The asset also includes basement parking for 654 cars and the Phillip Street terraces (1,500 sqm), which house commercial office accommodation and a restaurant and cafe.

Impact on Office Portfolio

- Post-acquisition, GPT's Office Portfolio will have a total value of over $2.8 billion.

Office Portfolio breakdown by Geography

	NSW	Victoria	Queensland	ACT
At 30 June 2003	58%	28%	12%	2%
Post-acquisition	62%	26%	10%	2%

- Post-acquisition, GPT's Office Portfolio will have a weighted average lease term to expiry of 5.9 years.

Office Portfolio Lease Expiry

	Vacant	2003/04	2005	2006	2007	2008+
At 30 September 2003	4.2%	13.9%	16.6%	9.7%	5.2%	50.4%
Post-acquisition	4.0%	13.4%	16.5%	9.3%	6.0%	50.7%

Impact on GPT

GPT Portfolio breakdown by Sector

	Retail	Office	Hotel/Tourism	Industrial/Business Park
At 30 June 2003	51%	38%	8%	3%
Post-acquisition	49%	40%	7%	4%

ENDS

ASX Company Announcement

Date: Thu Nov 6 16:22:13 2003

Document Image #: 00396905

Announcement Type: Periodic Reports – Other

ASX Description: GPT September Quarterly Update

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement

GPT SEPTEMBER QUARTERLY UPDATE

6 November 2003

GPT Management Limited provides a quarterly update for the March and September quarters to supplement the Mid-year and Annual Results disclosures. The following information provides investors with an update on the activities of the Trust for the September 2003 quarter.

SUMMARY

A distribution of 5.3 cents per unit for the September 2003 quarter was announced on 29 October 2003.

GPT remains on track to deliver on the Trust's targeted earnings growth for the 2003 year. Each of the property portfolios is well positioned to ensure growth is maximised over the longer term.

Highlights include:

- GPT, in joint venture with Lend Lease, being confirmed as the developer of the Rouse Hill Regional Centre. The Project Delivery Agreement was executed in early October.
- Acquisition of the Twin Waters Resort in Queensland, in joint venture with Lend Lease. The resort will be redeveloped into 370 dwellings over the next 7 years.
- Acquisition of a 50% interest in the Austrak Business Park in Somerton in Melbourne.
- Acquisition of the Epping Homemaker centre in Melbourne.
- Successful completion of a $452 million bond issue which extended the Trust's debt maturity profile from 3.7 years to 5.2 years.
- Leasing of over 9,600 sqm within the Office portfolio including the leasing of four levels of the high rise of Australia Square to Origin Energy.
- The opening, ahead of time, of the third stage of the expansion of Erina Fair. The project has now been completed.

In the Retail Portfolio, productivity remains high, with specialty sales for the 12 months to 30 September of $8,239 per square metre across the portfolio. Reasonable specialty occupancy costs, at 14.5%, provide a platform for continued rental growth. Leasing on the developments currently underway is progressing well and work continues on the development pipeline, which will enhance earnings growth over the medium term.

The Office Portfolio has retained high occupancy (at 96%) and has extended the average lease term to 5.8 years (up from 5.0 years at the end of June). At Australia Square refurbishment of the public areas is well underway and assisting with the leasing of the space to be vacated over the next six months. To date almost 6,000 sqm of the Lend Lease space has now been leased. At Victoria Harbour in Melbourne the first National building (of 33,500 sqm) is on target to achieve practical completion in November.

The outlook for the Hotel & Tourism Portfolio is positive, with progressive recovery in inbound visitation expected through the remainder of 2003 and into 2004. In the short term, slightly weaker demand at Ayers Rock Resort as a result of some displacement of expected visitation due to the Rugby World Cup has been offset by strong performance at Four Points which is expected to continue into next year. Disappointingly, recent bushfires at Ayers Rock Resort substantially destroyed the highly successful Longitude 131°. Plans are already underway to rebuild the facility. Both replacement costs and loss of profits are covered under GPT's insurance arrangements.

The Industrial & Business Park Portfolio retains its strong fundamentals, with an average lease term of 5.9 years and limited vacancy (3%) across the Portfolio. Following the acquisition of a 50% interest in the Austrak Business Park, the Portfolio has a value of over $270 million.

The acquisition of a 49% interest in the Twin Waters Resort in Queensland represents GPT's second masterplanned urban community project and takes the Trust's lots under control to just under 2,000.

At the end of September, GPT's gearing was 26% of gross assets, below the sector average of 34.5% and within the Trust's 20-30% policy guideline. The Trust's average duration of borrowings is 4.7 years and the average interest rate is 5.86%.

Retail Portfolio

Sales Performance Update

The GPT Retail Portfolio continues to perform strongly with specialty sales for the 12 months to 30 September at $8,239 per square metre.

Although sales growth has slowed, the Retail Portfolio's sales performance continues to be positive, with total centre sales per square metre up 0.7% for the 12 months to September 2003. Across GPT's shopping centres, occupancy costs remain reasonable and, importantly, vacancies and arrears are very low.

Total centre sales growth per square metre for the 12 months to 30 September 2003 was up 0.7% on the previous year (up 2.1% for the 12 months to June 2003).

Total specialty sales growth per square metre for the 12 months to 30 September 2003 was up 0.9% on the previous year (up 1.9% for the 12 months to June 2003).

The specialty occupancy cost for the Retail Portfolio was 14.5% at 30 September 2003. This compares favourably with the JHD regional retail average (2001/2002) of 15.3%.

Note: The above sales figures are exclusive of Floreat Forum, Forestway, Erina Fair and Melbourne Central, which are currently impacted by development.

Within the major retailers, the Discount Department Stores are showing the strongest performance, with MAT per square metre up 2.4%. Department Stores have also shown growth over the last 12 months, up 1.6%.

The strongest performing specialty commodity groups include household equipment, mini-majors and jewellery. The weaker commodity groups include entertainment, discount variety and eating establishments.

Sales Performance Update (cont'd)

Retail Portfolio Moving Annual Turnover per square metre
as at 30 September 2003
(GST Inclusive)

	Moving Annual Turnover				Occupancy Costs (%)	
CENTRE NAME	**Centre ($)^ PSM**	**Total Centre Growth (%)**	**Specialty ($) PSM**	**Specialty Growth (%)**	**Centre (%)**	**Specialty (%)**
Carlingford Court	5,775	0.5	7,565	3.3	8.3	14.3
Casuarina Square *	5,232	(0.5)	7,582	1.8	10.3	14.5
Charlestown Square*	5,906	2.9	9,563	1.1	9.7	15.1
Chirnside Park	6,082	0.6	7,586	(2.6)	6.2	13.1
Dandenong Plaza	3,438	(1.9)	6,014	0.4	11.0	15.7
Macarthur Square	5,057	1.8	8,664	1.2	9.2	14.2
Parkmore	5,083	2.8	5,694	2.0	7.0	14.0
Penrith Plaza *	6,239	1.1	10,756	1.6	9.7	14.7
Sunshine Plaza *	6,010	(2.1)	8,644	(1.0)	9.6	14.7
Woden Plaza	6,128	0.1	8,320	(0.4)	8.5	14.3
Wollongong Central	5,082	2.3	7,993	1.3	9.9	13.9
Total Portfolio	**5,445**	**0.7**	**8,239**	**0.9**	**9.1**	**14.5**

Centres Under Development#						
Forestway	10,187	(6.7)	7,722	(4.0)	6.9	12.2
Floreat Forum	6,350	(12.0)	5,199	(25.6)	7.9	14.8
Melbourne Central	6,078	54.4	6,520	(13.9)	17.5	18.0
Erina Fair	5,746	(3.4)	9,402	(7.9)	8.1	14.8

* Casuarina does not include Monterey House; Charlestown does not include Charlestown Convenience Centre or Pacific Highway; Sunshine does not include Maroochydore Superstore, Horton Parade or Plaza Parade; Penrith does not include Red Cow Land, Riley Square, Borec House or High Street.
^ Total Centre Sales do not include Commercial Sales that largely comprise Travel and Mobile Phones.
# Centres under development are shown for information only. Until centres have traded for a full 12 month period post development these figures do not accurately reflect underlying performance.

Retail Development Update

Developments

Erina Fair – Construction is now complete on the $105 million (GPT 50% share) major expansion of Erina Fair with over 99% of the project income committed at 30 September. Three of five precincts opened ahead of schedule and fully leased, including the Corner (Coles and 28 specialties) in February, The Atrium (food court) in June, and the New Fashion Mall (69 specialties) in July. The final Hive and Lifestyle precincts opened at the beginning of November.

Melbourne Central – The $226.5 million refurbishment and repositioning of Melbourne Central is progressing well with almost 70% of the project committed by income. Stage 1, which comprises 23 tenancies on the lower ground railway concourse opened fully leased in September. Stage 2, which includes the new lower ground level, is 95% committed and scheduled to open late 2003. The remaining stages will open progressively throughout 2004 with the final cinema and entertainment precinct programmed to open in December 2004.

Macarthur Square – A Development Application was lodged in July 2003 for the $80 million (GPT 50% share) expansion of Macarthur Square. Assuming approvals are obtained, construction on the 28,000 sqm expansion is expected to commence in early 2004 and the project is scheduled for completion late 2005.

Penrith Plaza – A Development Application was lodged in October 2003 for the $130 million expansion of Penrith Plaza. Construction is expected to commence in late 2004 with expected completion in early 2006.

Floreat Forum – Stage 2 of the $46 million redevelopment of Floreat Forum, which incorporates the new Town Square precinct comprising 2,000 sqm of eating establishments and associated retail was completed in August 2003. This new precinct is fully leased with the exception of one tenancy of approximately 90 sqm.

Forestway – The $4.7 million project which involves expanding and refurbishing Woolworths, re-introducing Franklins (opened September 2003), specialty remixing, and a services upgrade is scheduled for completion in November 2003.

Masterplanning

Rouse Hill – In October 2003, GPT/Lend Lease were confirmed as the selected developer to create a regional centre valued at over $1 billion at Rouse Hill in Sydney's north-west. GPT will develop and own the Town Centre, which is one of the last major greenfield regional retail opportunities within the Sydney metropolitan area. Providing the relevant approvals are obtained and conditions precedent are satisfied, construction is scheduled to commence in the second half of 2004, with the opening of the first stage of the Town Centre targeted for 2006. The Town Centre is expected to cost approximately $300 million and to achieve a year 1 yield of 8%+.

Retail Centres - Masterplanning is progressing on both Charlestown Square and Wollongong Central where we anticipate formalising schemes and lodging development applications in 2004.

Homemaker Portfolio

GPT's Homemaker City Portfolio has continued to perform well. Occupancy across the 200,000 sqm portfolio remains high at 98% and rents have continued to show strong growth, with an average increase of 10% at review opportunity during the third quarter of 2003.

In August 2003, GPT announced the acquisition of the Epping Homemaker Centre in Melbourne for $35.6 million. The purchase increases the size of the GPT Homemaker Portfolio to 14 properties, valued at over $385 million.

Masterplanned Urban Communities Portfolio

Since entering the masterplanned urban communities sector earlier this year, GPT has secured two major projects in conjunction with Lend Lease, giving the Trust close to 2,000 lots to be developed over the next 10 years.

At Rouse Hill, the first stage of the 1,500 dwelling project is anticipated to comprise over 150 lots/dwellings and sales are expected to commence early in 2005.

In October, GPT acquired a 49% interest in a joint venture company established to acquire and redevelop the Twin Waters Resort in Queensland. GPT's share of the initial acquisition is $20.6 million (excluding acquisition costs). The Resort will be redeveloped over a period of 7 years into a resort and residential community of approximately 370 dwellings, designed along the lines of the successful North Shore residential development undertaken by Lend Lease on adjacent land. The golf course, central facilities and leisure facilities, which form the remainder of the investment, will be on-sold to specialist operators.

GPT is actively working through a significant pipeline of opportunities and expects to expand this portfolio with further projects.

Office Portfolio

GPT's Office Portfolio continues to perform well, with over 9,600 sqm of space leased or renewed in buildings across the Portfolio this quarter. The Portfolio has continued to maintain high occupancy (at 96%). Following additional leasing and the completion of the first of the National Buildings at Victoria Harbour, the average lease term to expiry has increased to 5.8 years (up from 5.0 years at 30 June 2003). This is a strong result in an office market which continues to display 'soft' conditions.

The east coast office market fundamentals remain sound, with vacancies, although increasing, still at relatively low levels, limited new supply (except in Melbourne) and forecast white collar employment growth that is expected to flow through to strengthening demand for office space in 2004. There are emerging signs that the office markets in Sydney, and to a lesser extent Brisbane, are firming.

Leasing Update

Whilst the Office Portfolio remains well positioned, a number of expiries over the next 12 months represent key leasing challenges for the Portfolio. These include the remainder of Arthur Andersen's space at Melbourne Central, Lend Lease's space at Australia Square* and 6,200 sqm at 179 Elizabeth Street, which is currently vacant. Good progress on this space is being made, as detailed below.

* Lend Lease's tenancy is 25,000 sqm, the majority of which expired in December 2003. 16,700 sqm was extended to March 2004 with rental coverage over this space extending to September 2004. 2,000 sqm expires in September 2004 and August 2006.

Tenant enquiry at Australia Square has been pleasing and indicates the early signs of improving demand. A major lease has been signed with Origin Energy for ten years from 1 September 2004. Origin will occupy approximately 4,100 sqm of the ex Lend Lease space in the high rise of Australia Square for a term of 10 years, with starting rent of $705 psm gross. In addition, terms have been agreed for whole floor leases to both Burns Philp (1,032 sqm in the Tower Building) and RGA (784 sqm in the Plaza Building).

At Melbourne Central, terms were agreed in October with Wilson Parking for a lease over 1,200 sqm on Level 16 which is part of the ex Arthur Andersen space. Combined with the Accenture lease finalised earlier this year, 6,400 sqm of the 11,800 sqm ex Andersen space has now been committed.

At 179 Elizabeth Street in Sydney, a number of suites, representing 1,500 sqm, have been leased. The building's occupancy is now at 56%. Whilst the market is proving challenging, there is strong interest from several potential tenants in a number of floors.

At the MLC Centre, Servcorp have leased a sky rise floor (1,168 sqm) for ten years from January 2004, continuing their long association with this asset. Servcorp's starting rent is over $700 psm gross.

Telstra's 29,600 sqm at the Transit Centre in Brisbane expires in September 2004. Renewal discussions are continuing and Telstra are, as a minimum, expected to exercise their 5 year option over the space.

Other Activities

At Australia Square, the $6 million (GPT 50% share) upgrade of the Plaza Building and public areas is progressing well, with the majority of the works to be completed by early 2004. These works have contributed to significant tenant interest and support the leasing of the Lend Lease space which will become available from December 2003.

The $5.5 million refurbishment of the Melbourne Central Office Tower lobby is also well underway, ensuring this asset retains its status as one of Melbourne's prime office towers. The works will extend and enhance the foyer and create a stronger link with the retail centre.

Stage 1 of the National Building at Victoria Harbour, Melbourne, is on target to achieve practical completion this month. Stage 2 is progressing well with the targeted completion brought forward to May 2004. The retail leasing program has resulted in strong interest from quality operators and the retail space in the first building is fully leased at better than budgeted rents.

Following mediation, settlement has been reached with Harry Seidler in regard to the moral rights action relating to the Pig 'n' Whistle tenancy at the Riverside Centre in Brisbane. Settlement was achieved on terms acceptable to both parties.

Industrial & Business Park Portfolio

GPT's Industrial & Business Park Portfolio continues to maintain strong fundamentals, with a high level of occupancy (of 97%) and a long average lease term of 5.9 years across the Portfolio.

Industrial development activity continues to remain strong across all markets with construction mainly dependent upon securing pre-commitments. There has also been an improvement in the take up of existing stock.

Investment demand for quality industrial stock continues to exceed supply, driving yields for well-let industrial premises lower.

Development Update

Settlement of GPT's 50% investment in the Austrak Business Park at Somerton, Victoria for $57.3 million occurred in October 2003. This investment provides GPT with some 56,000 sqm of improvements leased to strong covenants such as Effem Foods, Visy and IPS Logistics. Further, the site provides an inter-modal freight terminal and 56 hectares of development land.

At 11 Grand Avenue, Camellia in NSW, construction of Stage 2 has now been completed providing a 12,350 sqm warehouse and office facility of which 5,400 sqm has been leased to Cassons for a 6.5 year term. The balance of the space is currently being marketed for lease.

Construction of the new 12,200 sqm Just Jeans facility at Altona is currently on program for completion in December 2003. The $7.15 million development provides GPT with the ability to grow the portfolio by catering to the growth requirements of one existing tenants of the Portfolio's.

The $17.5 million development of the Quad 3 office building, at Sydney Olympic Park commenced during the quarter and is on program to be complete in June 2004. Good initial enquiry has been received from prospective tenants.

Hotel & Tourism Portfolio

Domestic demand (corporate and leisure) has been positive due to stable economic conditions and increased domestic tourism resulting from reduced overseas travel by Australians. International tourism, however, has experienced declines in visitor numbers in the three months to the end of August as a result of the lingering impact of various geopolitical events that have occurred over the last two years. We believe these impacts will recede and recovery in demand will occur through the remainder of 2003 and into 2004.

Ayers Rock Resort

Despite a declining market for inbound travel, Ayers Rock Resort continues to trade relatively well, with revenue down less than 3% on the previous year.

The key performance indicators to September 2003 are shown below.

Ayers Rock Resort	YTD Sept 2002	YTD Sept 2003	Variance
Rooms Available	240,700	254,200	5.6%
Rooms Sold	159,000	148,700	-6.5%
Occupancy	66.1%	58.5%*	-11.4%
Room Rate	$198	$205	3.7%
Total Revenue (000)	$80,000	$77,800	-2.8%

*Occupancy has also decreased due to increased room supply.
On an unadjusted room supply basis, occupancy is 62% compared to the PCP.

Short-term performance at Ayers Rock Resort is anticipated to be impacted by the displacement effect of the Rugby World Cup which has interrupted travel patterns. We remain positive about the outlook for 2004.

On Friday 24 October a bushfire swept through Longitude 131°, the premium wilderness resort adjacent to Ayers Rock Resort resulting in twelve of the fifteen tents being destroyed. The Resort's emergency procedures were activated and all guests and staff were safely evacuated.

Both replacement costs and the loss of profit (and therefore income to GPT) are covered under GPT's insurance arrangements. We anticipate being able to re-open Longitude 131° during mid 2004.

Four Points by Sheraton Hotel, Sydney

Four Points has again improved its performance and continues to show solid growth in its key performance indicators against the previous corresponding period. The guest response to the hotel's refurbishment has been very positive and this is expected to contribute to an increase in the hotel's room rate moving into 2004.

The key performance indicators to September 2003 are shown below.

Four Points Sydney	YTD Sept 2002	YTD Sept 2003	Variance
Rooms Available	176,000	173,300*	-1.5%
Rooms Sold	130,500	134,400	3.0%
Occupancy	74.1%	77.6%	4.6%
Room Rate	$138	$143	3.5%
Total Revenue (000)	$25,400	$26,900	5.9%

* The reduction in rooms available is due to the conversion of some level 1 guestrooms into the Hotel's new business centre.

Forward bookings indicate a continuation of strong occupancy at the Hotel into 2004.

Holiday Inn Brisbane

The Brisbane market remains strong with no new supply and steady demand growth. As a result, the Holiday Inn continues to demonstrate strong growth across its key performance indicators, as shown below.

Holiday Inn Brisbane	YTD Sept 2002	YTD Sept 2003	Variance
Rooms Available	52,100	52,100	0.0%
Room Sold	41,000	44,500	8.5%
Occupancy	78.7%	85.4%	8.5%
Room Rate	$103	$108	4.7%
Total Revenue (000)	$7,400	$8,200	10.8%

Hamilton Island Resort

On 23 October Voyages Hotels & Resorts Pty Limited[1], funded by GPT, made an unconditional cash takeover offer for Hamilton Island Limited (Company) at $3.13 per share. This takeover offer was followed by competing offers of $3.20 and then $3.32[2] per share from 21st Century Resorts. In the absence of a higher offer, Voyages intends to sell its stake in HAM of 20.65% into the 21st Century off market offer and will not be despatching offers in respect of the bid announced on 22 October 2003.

Voyages' profit on the sale of its stake will be approximately $1.75 million (before costs and tax).

[1] Voyages Hotels and Resorts Pty Limited is a wholly owned subsidiary of GPT Hotel Management Pty Limited. All the shares in GPT Hotel Management Pty Limited are held beneficially by unitholders in General Property Trust.

[2] Conditional on 90% acceptance within the offer period.

GPT's Capital Management

During the quarter GPT issued $452 million in 3, 5 and 10 year Notes under its existing Medium Term Note program. The proceeds of the issue will be used to retire short-term debt and resulted in GPT's average debt duration increasing from 3.7 years at 30 June 2003 to 4.7 years at 30 September.

The issue, which was oversubscribed, included both fixed and floating rate notes. Notes were issued at an average of cost of BBSW plus 59 basis points for a weighted average term of 6.7 years.

GPT continues to have the strongest credit ratings (long term A+, short term A-1) of any entity in the listed property trust sector. Debt as a proportion of gross assets at 30 September 2003 was 26%, within the stated policy guideline of 20-30%.

GPT's floating rate exposure was 19.3% of total outstanding debt ($1,877 million) at 30 September 2003. The current effective interest rate (after fees and margins) is 5.86%.

Attached is the GPT Portfolio Swap & Debt Issuance Schedule as at 30 September 2003.

For further information please call:

Nic Lyons	**Chief Executive**	02 9237 5816
Michael O'Brien	**Fund Manager**	02 9236 6235
Donna Byrne	**Investor Relations Manager**	02 9237 5844
Kieran Pryke	**Chief Financial Officer**	02 9236 6024
Mark Fookes	**General Manager Retail Investment**	02 9237 5664
Tony Cope	**Office Portfolio Manager**	02 9236 6003
Bruce Morris	**Hotel/Tourism Portfolio Manager**	02 9237 5641
Victor Georos	**Industrial/Business Park Portfolio Manager**	02 9237 5875
Martin Janes	**Urban Communities Portfolio Manager**	02 9277 2450

GPT Portfolio Swap & Debt Issuance Schedule
As at 30 September 2003

GPT Debt — $m

Short Term Notes, due (or rolled) within 3 months			$345
Medium Term Notes			
Floating Rate due in 1 year		$80	
Fixed Rate, due in 1 year			$100
Floating rate, due in 2 years			$225
Fixed Rate, due in 2 years	(1)		$100
Fixed Rate, due in 3 years			$260
Floating rate, due in 3 years			$80
Fixed Rate, due in 5 years	(2)		$250
Floating rate, due in 5 years			$100
Fixed Rate, due in 10 years	(12)		$200
Floating rate, due in 10 years			$12
CPI Bonds, due in 2029			$125
Total Debt			**$1,877**

GPT Interest Rate Management

Floating	(1), (2), (12)	$362
Current Swaps (details below)		$930
Fixed		$460
CPI		$125
Total		**$1,877**

GPT Swap Schedule

Swap Start Date	Swap Maturity Date	Swap Amount ($m)	Swap Rate (%)
March 2001	March 2004	75.0	5.260%
October 2002(3)	April 2006	65.0	6.330%
November 2001	November 2004	50.0	5.120%
May 2001	February 2005	50.0	5.465%
August 2003	August 2006	50.0	4.970%
March 2001	September 2006	60.0	5.580%
April 2001(4)	July 2007	50.0	5.9775%
September 2002(5)	September 2007	100.0	5.760%
November 2002(6)	May 2008	100.0	6.200%/5.450%/6.680%
June 2002(7)	December 2008	80.0	6.240%
August 2003(8)	August 2008	50.0	4.920%
August 2003 (13)	Aug 2008	100.0	4.970%
April 1999	April 2009	100.0	6.610%
Total Current Swaps		**930.0**	
April 2004(3)	April 2006	35.0	6.330%
October 2003	October 2006	50.0	5.075%
September 2004	September 2007	50.0	5.090%
February 2004	February 2011	100.0	5.205%
August 2008(8)	August 2011	50.0	4.920%
October 2004	October 2011	100.0	5.120%

Total Forward Start Swaps		385.0	
Fixed to Floating May 02(1)	May 2005	100.0	Margin of 0.440%
Fixed to Floating February 02(2)	October 2007	150.0	Margin of 0.465%
Floating to Floating May 03(9)	November 2003	100.0	Margin of –0.33%
Floating to Floating May 03(10)	May 2004	50.0	Margin of –1.27%
Floating to Floating August 03(11)	February 2004	200.0	Margin of –1.26%
Fixed to Floating August 2003 (12)	August 2013	200.0	Margin of 0.83%

Current effective interest rate after fees & margins is 5.86% on $1,877m of debt outstanding.

Notes:

(1) $100m of fixed rate issue swapped back to floating at 90 day BBSW + 0.440%.
(2) $150m of fixed rate issue swapped back to floating at 90 day BBSW + 0.465%.
(3) Swap acquired with Homemaker Retail Trust. It is an amortising swap at the following rates:

Oct 2002 - April 2004	$65m	6.330%
April 2004 - April 2006	$35m	6.330%

(4) In May 2003, GPT sold a $50m receiver swaption for 5 years starting 5 July 2004 at a strike of 5.44%. The swaption premium was utilised to lower the existing swap from 6.66% to 5.9775% from 5 July 03.
(5) If 90 day BBSW is above 4.4% and below 6.125% for the first 3 years (Sep 2002 to Sep 2005), GPT only pays BBSW. A vanilla swap then runs from 27 Sep 2005 to 27 Sep 2007 at 5.76%. GPT also sold a receiver swaption for 5 years starting 27 Sep 2007 at the same strike of 5.76%.
(6) In October 2002, GPT sold a payer swaption against its existing May 2008 swap. The sold 6.68% payer swaption has an expiry date of 27 October 2003 and a swap term from 3 November 2003 to 1 May 2008. The swaption premium was utilised to reduce the existing swap from 6.68% to 6.20% from 1 November 2002 to 3 November 2003. In June 2003, GPT sold a receiver swaption against its existing May 2008 swap. The sold 5.3% receiver swaption has an expiry of 3 August 2004 and a swap term from 1 May 2008 to 1 May 2013. The premium was utilised to reduce the existing swap rate from 6.68% to 5.45% from 3 November 2003 to 1 November 2004.
(7) If 90 day BBSW is above 8.000%, GPT pays BBSW for only that quarter.
(8) At each roll date after 22 August 2008, the counterparty retains the right to call the 3 year cancellable swap.
(9) GPT sold a receiver swaption for 3 years starting 4 October 2011 at a strike of 5.12%.
(10) GPT sold a receiver swaption for 5 years starting 10 May 2004 at a strike of 5%.
(11) GPT sold a callable swap for 10 years starting 22 August 03 at a strike rate of BBSW – 1.26%. On 22 February 2004 the counterparty has the option of resetting the strike rate to 5.25% fixed with a designated maturity of 3 months whereon the counterparty again has the option of resetting the strike rate at 5.25% fixed. The total term of the rolls is 9.5 years. If at any roll the counterparty does not exercise the option the swap lapses.
(12) $200m of fixed rate issue swapped back to floating at 90 day BBSW + 0.830%
(13) If 90 day BBSW is at or above 6.00%, GPT will pay BBSW – 0.20% for that quarter only.

ASX Company Announcement

Date: Wed Nov 5 17:42:26 2003

Document Image #: 00396603

Announcement Type: Issued Capital – Other

ASX Description: GPT Increases its STN/MTN Programme Limit

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement

GPT Increases its STN/MTN Programme Limit

5 November 2003

GPT Management Limited as Responsible Entity for General Property Trust (GPT) announces that it has removed the $2 billion limit on its Short Term Note/Medium Term Note Programme. The Programme is capped by reference to GPT's Trust Deed, which limits total borrowings to 40% of total tangible assets.

GPT's policy range for gearing remains at 20% to 30% of total tangible assets.

ENDS

Enquiries

Kieran Pryke
Chief Financial Officer
Ph: 02 9236 6024

ASX Company Announcement

Date: Wed Nov 5 15:10:52 2003

Document Image #: 00396545

Announcement Type: Takeover – Other

ASX Description: HAM GPT's: Further re: Increased Offer by 21st Century for HAM
GPT Further re: Increased Offer by 21st Century for HAM

Connect 4 Summary:

Company Summary:

GPT
GENERAL PROPERTY TRUST

VOYAGES
HOTELS AND RESORTS

General Property Trust & Voyages Hotels and Resorts
ASX Announcement

INCREASED OFFER BY 21ST CENTURY FOR HAMILTON ISLAND LIMITED

5 November 2003

General Property Trust (GPT) and Voyages Hotels & Resorts Pty Ltd (Voyages) announced on 3 November that Voyages does not intend to increase its offer for Hamilton Island Limited (HAM) and, in the absence of a higher offer, intends to sell its 20.65% stake into the 21st Century off-market offer. GPT and Voyages confirm these intentions and advise that, given the 21st Century offer is at a higher price and unconditional and the fact that 21st Century has now served its bidder's statement in respect of its offer, Voyages will not be dispatching offers in respect of its bid announced on 22 October 2003.

ENDS

Enquiries

GPT Management Ltd
Nic Lyons
Chief Executive
Ph: 02 9237 5816

Bruce Morris, Hotel/Tourism Portfolio Manager
Ph: 02 9237 5641

Voyages Hotels and Resorts Pty Limited
Grant Hunt, Chief Executive
Ph: 02 9339-1020

ASX Company Announcement

Date:	Mon Nov 3 18:09:49 2003
Document Image #:	00396146
Announcement Type:	Takeover – Other
ASX Description:	HAM Board recommends new 21st Century bid GST HAM ann Board recommends new 21st Century bid GPT HAM ann Board recommends new 21st Century bid

Connect 4 Summary:

Company Summary:

Gavin P Herholdt
Company Secretary

Phone: 61 7 4946 8050
Fax: 61 7 4946 8320

HAMILTON ISLAND
Great Barrier Reef Australia

3 November 2003

Companies Announcement Office
Australian Stock Exchange
20 Bridge Street
SYDNEY NSW 2000

New and increased Takeover Offer by 21st Century
GPT announces it will not increase its offer
Hamilton Island Board recommends acceptance of 21st Century Offer in the absence of a superior offer

21st Century Resorts Holdings Pty Limited ("21st Century") has today announced that it intends to make an off-market unconditional cash takeover offer for all the ordinary shares in Hamilton Island at $3.25 per share. The off-market offer will increase to $3.32 per share in the event 21st Century obtains a relevant interest in 90% of the shares in Hamilton Island.

The off-market offer will run concurrently with 21st Century's existing on-market offer announced last week, which has also been increased to $3.25 per share, and which will also increase to $3.32 in the event that 21st Century obtains a relevant interest in 90% of the shares in Hamilton Island

Following this announcement Voyages Hotels & Resorts Pty Limited ("Voyages") announced that it will not be increasing its existing offer for Hamilton Island of $3.13 per share, and that it intends to accept the 21st Century offer in the absence of a superior offer

The Board has also received an updated Independent Expert's report from Deloitte Corporate Finance Pty Limited ascribing a value of $2.58 to $3.15 per Hamilton Island share on a standalone basis and concluding that the offer is fair and reasonable.

In the context of Voyages' decision not to increase its offer and the extensive process undertaken during the strategic review the Board considers it unlikely that there will be further higher offers for Hamilton Island.

Accordingly the Board of Hamilton Island recommends unanimously that shareholders accept the Off- Market offer from 21st Century in the absence of a superior offer

Shareholders should receive the formal 21st Century offer document together with the formal response statement and Independent Expert's report by the end of this week. This document will include the acceptance form which shareholders should use to accept the 21st Century offer. The sooner shareholders accept the offer the sooner 21st Century can achieve its 90% holding which will trigger the increase in the offer from $3.25 to $3.32 per Hamilton Island share.

Mr Michael Butler Chairman of Hamilton Island said:

"The Board is delighted that this long process is now drawing to a conclusion with a successful result for the Shareholders and other stakeholders".

Regards

Michael Butler
Chairman
Hamilton Island Limited

For further information please contact:

Trevor Loewensohn
J.P. Morgan Australia Limited
Phone: (02) 9220 7923

ASX Company Announcement

Date: Mon Nov 3 16:18:22 2003

Document Image #: 00396089

Announcement Type: Directors' Statement re Takeover

ASX Description: HAM GPT Response to Incr'd Offer by 21st Century for Hamilton Is
GPT Response to Increased Offer by 21st Century for Hamilton Is

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

VOYAGES

HOTELS AND RESORTS

General Property Trust & Voyages Hotels and Resorts
ASX Announcement

VOYAGES' RESPONSE TO INCREASED OFFER BY 21ST CENTURY FOR HAMILTON ISLAND LIMITED

3 November 2003

Following the announcement today by 21st Century of its increased offer for Hamilton Island Limited (HAM), General Property Trust (GPT) announces that Voyages Hotels & Resorts Pty Limited (Voyages) does not intend to increase its existing offer for HAM. In the absence of a higher offer, Voyages intends to sell its stake in HAM of 20.65% into the 21st Century off market takeover.

Voyages' profit on the sale of its stake will be approximately $1.75 million.

ENDS

Enquiries

GPT Management Ltd
Nic Lyons
Chief Executive
Ph: 02 9237 5816

Bruce Morris, Hotel/Tourism Portfolio Manager
Ph: 02 9237 5641

Voyages Hotels and Resorts Pty Limited
Grant Hunt, Chief Executive
Ph: 02 9339-1020

ASX Company Announcement

Date: Fri Oct 31 10:10:32 2003

Document Image #: 00395256

Announcement Type: Asset Acquisition

ASX Description: GPT GPT Invests in Second Masterplanned Urban Community Project
LLC GPT: Invests in Second Masterplanned Urban Community Project

Connect 4 Summary:

Company Summary:

GPT
GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement and Media Release

GPT INVESTS IN SECOND MASTERPLANNED URBAN COMMUNITY DEVELOPMENT

31 October 2003

GPT today announced the investment in the Trust's second masterplanned urban community development on the site of the Twin Waters Resort in Mudjimba, Queensland. This project will be undertaken in joint venture with Lend Lease through GPT/Lend Lease's alliance for the development of masterplanned communities projects.

The Twin Waters Resort consists of the Novotel Twin Waters Resort, an 18 hole championship golf course, and leisure facilities. The Twin Waters Resort forms part of the larger Twin Waters masterplanned community that has been progressively developed by Lend Lease over a number of years.

Nic Lyons, Chief Executive Officer, GPT, said that this project demonstrated the strength of the pipeline that GPT was able to access through the Lend Lease alliance and the ability of GPT to access stronger returns through exposure to the masterplanned communities sector.

Ross Taylor, CEO of Lend Lease in Asia Pacific, said that the joint redevelopment of Twin Waters Resort demonstrated the strength of the alliance between GPT and Lend Lease and the ability of the parties to leverage their respective strengths.

GPT has acquired a 49% interest in a joint venture company established to acquire and redevelop the Twin Waters Resort. GPT's share of the initial acquisition is $20.6 million plus acquisition costs. Completion of the acquisition is expected to occur later today.

The Novotel Twin Waters Resort will be redeveloped over a period of 7 years into a resort and residential community of approximately 370 dwellings, designed along the lines of the successful North Shore residential development undertaken by Lend Lease on adjacent land. The development will capitalise on the established market position of the North Shore development. The golf course, central facilities and leisure facilities are to be on-sold at a later date to specialist operators.

Located on the popular Sunshine Coast, Twin Waters Resort will benefit from strong demand being experienced and forecast to continue on the Sunshine Coast, with the population expected to grow at more than 3% per annum through to 2021.

"This is a great opportunity to essentially develop the next stage of what is already a very successful, proven development and to boost returns to GPT's unitholders," Mr Lyons said.

GPT expects that the peak capital commitment will be $30 million with an average capital commitment of $20 million. The purchase and redevelopment is to be funded with existing lines of credit.

It is expected that the first stage of the residential component will complete in mid 2005.

"Following our success in securing the Rouse Hill Regional Centre in joint venture with Lend Lease we are delighted to have secured a second project which meets our template.

"Since announcing our alliance in February 2003 we have quickly developed a presence in this sector. Combined with the Rouse Hill Regional Centre, we already have close to 2,000 lots under development and we are continuing to review further opportunities," Mr Lyons said.

For further information please call:

Nic Lyons
Chief Executive
02 9237 5816

Michael O'Brien
Fund Manager
02 9236 6235

ENDS

ADDITIONAL INFORMATION

Overview

Twin Waters Resort will be acquired and redeveloped by a joint venture company ("JVC") under the terms of the alliance between GPT and Lend Lease. GPT has acquired a 49% interest in the JVC. Settlement for the purchase is due to complete later today.

Located on the popular Sunshine Coast, the Twin Waters Resort redevelopment will benefit from the strong demand being experienced and forecast to continue on the Sunshine Coast, with population forecast to grow at more than 3% per annum through to 2021. This strong population growth and demand for new housing has resulted in significant appreciation in housing prices over past years.

The site is located within close proximity to the beach, the Maroochy River, leisure facilities and is adjacent to the Maroochy River Conservation Park. The site is therefore considered to have attributes that will appeal to potential purchasers.

Current investment

The Twin Waters Resort currently includes:

- the Novotel Twin Waters Resort
- an 18 hole championship golf course
- an undeveloped 9 hole chip and putt golf course
- leisure facilities

The Twin Waters Resort is currently managed by Accor Hotels and Resorts, who will continue to operate the resort and provide an income stream to the JVC whilst the master plan and authority approvals are finalised.

Planned re-development

Following the acquisition of the land, the JVC will redevelop the Novotel Twin Waters Resort into approximately 370 dwellings / lots over a 7 year period. The development will follow on from Lend Lease's successful North Shore development and include a range of beach homes, villas and luxury apartments.

The development will predominantly be built form. Prices are expected to range from the low $400,000s to in excess of $1 million for premium beachside houses.

The ownership of the central facilities, 18 hole golf course and resort management rights will be on-sold at a later date to specialist operators.

It is expected that the first stage of the residential component will complete in mid 2005. The remainder of the dwellings will be developed in stages over a 7-year period.

GPT anticipates its share of the peak capital commitment to be no more than $30 million, with an average capital commitment of $20 million over the life of the project.

Joint Venture

GPT has entered this project, and the masterplanned communities sector, in partnership with Lend Lease's integrated development business. This business caters to a range of dwelling types and maximises the range of potential product within a masterplanned community project, providing a high level of experience and expertise in all aspects of masterplanned urban community development.

Under the arrangements for the development of Twin Waters Resort, GPT will have a 49% interest in the project, through a 49% interest in the JVC established to undertake the development.

The joint venture includes provisions dealing with a change of control of both parties. Under these provisions, a change of control of Lend Lease Corporation gives GPT a call option to acquire Lend Lease's interest in the project. Lend Lease has a call option to acquire GPT's interest in the event of a change in control of either GPT or GPT Management Limited (including a non Lend Lease company becoming responsible entity). In each case the consideration payable will be determined by reference to an expert determined market value.

GPT/Lend Lease Alliance

Together Lend Lease and GPT are reviewing a number of opportunities for future joint projects that meet an agreed investment template, of:

- Masterplanned urban communities
- Focus on the owner-occupier market
- Located in growth markets
- Large, long term projects.

ASX Company Announcement

Date:	Fri Oct 31 10:08:50 2003
Document Image #:	00395255
Announcement Type:	Other
ASX Description:	LLC Lend Lease &GPT to Redevelop Twin Waters Resort GST Lend Lease &GPT to Redevelop Twin Waters Resort GPT Lend Lease &GPT to Redevelop Twin Waters Resort

Connect 4 Summary:

Company Summary:

Lend Lease
CORPORATION

31 October 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Four (4) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE AND GENERAL PROPERTY TRUST JOIN FORCES TO REDEVELOP TWIN WATERS RESORT ON QUEENSLAND'S SUNSHINE COAST

Lend Lease Corporation Limited ("Lend Lease") today announced that it has formed a joint venture with General Property Trust to implement a staged redevelopment on the site of Twin Waters Resort, in Mudjimba, on Queensland's Sunshine Coast.

Settlement of the Twin Waters purchase from the Victorian Government's Tricontinental Corporation Limited is expected to take place on 31 October 2003.

Further details are contained in the attached media release.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

MEDIA RELEASE **31 OCTOBER 2003**

LEND LEASE AND GENERAL PROPERTY TRUST JOIN FORCES TO REDEVELOP TWIN WATERS RESORT ON QUEENSLAND'S SUNSHINE COAST

Lend Lease Corporation Limited ("Lend Lease") today announced that it has formed a joint venture with General Property Trust ("GPT") to implement a staged redevelopment on the site of Twin Waters Resort, in Mudjimba, on Queensland's Sunshine Coast.

Settlement of the Twin Waters purchase from the Victorian Government's Tricontinental Corporation Limited is expected to take place on 31 October 2003.

Under the arrangements for the development of the Twin Waters masterplanned urban community, Lend Lease will have a 51% interest in the joint venture, with GPT holding a 49% interest.

Lend Lease and GPT plan a staged redevelopment of the 366 room resort hotel and central facilities that will include premium residential precincts to be offered for public sale.

The Resort will remain fully operational in its existing configuration for at least 12 months while the redevelopment masterplan and authority approvals are finalised.

Ross Taylor, CEO - Lend Lease Asia Pacific, said this is the second residential development Lend Lease will undertake with GPT, the first being the A$1 billion Rouse Hill Regional Centre, and it demonstrates the strength of the pipeline of opportunities which can be converted by the alliance between Lend Lease and GPT.

"Lend Lease and GPT are stable development partners with aligned interests. They each bring risk diversification, the ability to address multi-faceted components, superior development skills and sound commercial foundations to the project," Mr Taylor said.

Lend Lease has already had outstanding sales success with the Twin Waters and North Shore residential developments on adjacent landholdings.

"Lend Lease has been a long term contributor to development on the Sunshine Coast, starting with Sunshine Plaza in the early 1990s, and we are proud of our achievements in this region," Mr Taylor said.

The joint venture expects to commence the staged redevelopment, subject to achieving authority approvals and pre-sales on the first stage, by mid 2004 with an expected completion in 2010.

ENDS

ADDITIONAL INFORMATION

Overview

Twin Waters Resort will be acquired and redeveloped by a joint venture company ("JVC") established under the terms of the alliance between Lend Lease and GPT. Settlement for the purchase is due to be complete on 31 October 2003.

Located on the popular Sunshine Coast, the Twin Waters Resort redevelopment will benefit from the strong demand being experienced and forecast to continue on the Sunshine Coast, with population forecast to grow at more than 3% per annum through to 2021. This strong population growth and demand for new housing has resulted in significant appreciation in housing prices over past years.

The site is located within close proximity to the beach, the Maroochy River, leisure facilities and is adjacent to the Maroochy River Conservation Park. The site is therefore considered to have attributes that will appeal to potential purchasers.

Current Investment

The Twin Waters Resort currently includes:

- the Novotel Twin Waters Resort
- an 18 hole championship golf course
- an undeveloped 9 hole chip and putt golf course
- leisure facilities.

The Twin Waters Resort is currently managed by Accor Hotels and Resorts, who will continue to operate the resort and provide an income stream to the JVC whilst the masterplan and authority approvals are finalised.

Planned Redevelopment

Following the acquisition of the land, the JVC will redevelop the Novotel Twin Waters Resort into approximately 370 dwellings/lots over a seven year period. The development will follow on from Lend Lease's successful North Shore development, and includes a range of beach homes, villas and luxury apartments.

The development will predominantly be built form. Prices are expected to range from the low $400,000s to in excess of $1 million for premium beachside houses.

The ownership of the central facilities, 18 hole golf course and resort management rights will be on-sold at a later date to specialist operators.

It is expected that the first stage of the residential component will be complete in mid 2005. The remainder of the dwellings will be developed in stages over a seven year period.

Lend Lease anticipates its share of the peak capital commitment to be no more than $30 million, with an average capital commitment of $20 million over the life of the project.

Joint Venture

GPT has entered this project, and the masterplanned communities sector, in partnership with Lend Lease's integrated development business. This business caters to a range of dwelling types and maximises the range of potential product within a masterplanned community project, providing a high level of experience and expertise in all aspects of masterplanned urban community development.

Under the arrangements for the development of the Twin Waters masterplanned urban community, Lend Lease will have a 51% interest in the JVC, with GPT holding a 49% interest in the JVC established to undertake the development.

The joint venture includes provisions dealing with a change of control of both parties. Under these provisions, a change of control of Lend Lease Corporation gives GPT a call option to acquire Lend Lease's interest in the project. Lend Lease has a call option to acquire GPT's interest in the event of a change in control of either GPT or GPT Management Limited (including a non Lend Lease company becoming responsible entity). In each case the consideration payable will be determined by reference to an expert determined market value.

GPT/Lend Lease Alliance

Together, Lend Lease and GPT are reviewing a number of opportunities for future joint projects that meet an agreed investment template of:

- Masterplanned urban communities
- Focus on the owner-occupier market
- Located in growth markets
- Large, long term projects.

ENDS

Contact:
Nikki Genders
Lend Lease Corporation
Tel: 02 9236 6180

ASX Company Announcement

Date: Wed Oct 29 11:32:43 2003

Document Image #: 00394347

Announcement Type: Dividend Books Closing

ASX Description: GPT September Quarter Distribution

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement
for the quarter ended 30 September 2003

29 October 2003

GENERAL PROPERTY TRUST – September Quarter Distribution

GPT Management Limited, the responsible entity of General Property Trust, announces the following distribution for the quarter ended 30 September 2003.

(a) Distribution – Ordinary Units

A distribution for the three months ended 30 September 2003 of 5.3 cents per General Property Trust unit will be paid by the Trust on 21 November 2003 (the distribution for the three months ended 30 September 2002 was 5.1 cents per unit and the distribution for the three months ended 30 June 2003 was 5.3 cents per unit).

(b) Income Tax Deferred Component – Ordinary Units

The distribution advice for the September quarter will advise that 2.53499 cents is not subject to income tax in the current tax year for investors that hold their investment on capital account.

The income tax deferred component will reduce the cost base (or indexed base) in the case of units liable to capital gains tax on disposal.

(c) Books Closing Date

In accordance with Listing Rule 3A(5), we give formal notice that the register of unitholders of General Property Trust will close at 5.00pm, 7 November 2003 for the purpose of determining those unitholders entitled to participate in the distribution for the quarter ended 30 September 2003, payable on 21 November 2003.

Documents will be accepted for registration until 5.00 pm on the books closing date at the Sydney Register only:

Securities Registration Services
ASX Perpetual Registrars Limited
Level 8, 580 George Street
SYDNEY NSW 2000

ASX Company Announcement

Date: Fri Oct 24 16:49:01 2003

Document Image #: 00393089

Announcement Type: Other

ASX Description: GPT Fire at Longitude 131

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement

FIRE AT LONGITUDE 131°

24 October 2003

A bushfire has swept through Longitude 131°, the premium wilderness resort adjacent to Ayers Rock Resort owned by General Property Trust and managed by Voyages Hotels and Resorts.

A number of the fifteen tents were burnt in the fire and damage was sustained to some of the other structures. The Resort's emergency procedures were activated and all guests and staff were safely evacuated. Thankfully no-one was hurt.

It is very disappointing as the tents housed many original pieces of art and memorabilia. The facility will be rebuilt as soon as possible, with the commitment to achieve the same standard as that which won the title "World Best Wilderness Resort".

Both replacement costs and the loss of profit are covered under GPT's insurance arrangements.

ENDS

ASX Company Announcement

Date: Fri Oct 24 12:23:59 2003

Document Image #: 00392921

Announcement Type: Takeover – Other

ASX Description: HAM Takeover Offer by 21st Century for Hamilton Island Ltd
GPT HAM's:Takeover Offer by 21st Century for Hamilton Island Ltd

Connect 4 Summary:

Company Summary:

Gavin P Herholdt
Company Secretary

Phone: 61 7 4946 8050
Fax: 61 7 4946 8320

HAMILTON ISLAND
Great Barrier Reef Australia

24 October 2003

Companies Announcement Office
Australian Stock Exchange

Takeover Offer by 21st Century for Hamilton Island Limited

The Board of Directors of Hamilton Island Limited ("Hamilton Island") has been advised that 21st Century Resorts Holdings Pty Limited ("21st Century") intends to make an on-market unconditional cash takeover offer for all the ordinary shares in Hamilton Island at $3.20 per share.

A substantial shareholder notice has also been received from 21st Century disclosing that it has acquired a 19.55% stake in the shares of Hamilton Island.

This new offer follows closely on the heels of the recently announced off-market unconditional cash offer of $3.13 per share by GPT/Voyages, and confirms the competitive tension that exists for ownership of the company.

Shareholders in Hamilton Island do not need to do anything at this time. The Board will evaluate the new offer and make a full recommendation to shareholders in due course.

For further information please contact:

Trevor Loewensohn
J.P. Morgan Australia Limited
Phone: (02) 9220 7903

Regards

Gavin Herholdt
Company Secretary
Hamilton Island Limited

ASX Company Announcement

Date:	Fri Oct 24 11:41:01 2003
Document Image #:	00392893
Announcement Type:	Directors' Statement re Takeover
ASX Description:	GPT Reponse to Revised 21st Century Offer for HAM HAM GPT Reponse to Revised 21st Century Offer for HAM

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

VOYAGES

HOTELS AND RESORTS

General Property Trust & Voyages Hotels and Resorts
ASX Announcement

RESPONSE TO REVISED 21st CENTURY OFFER
FOR HAMILTON ISLAND LIMITED

24 October 2003

General Property Trust (GPT) announces that GPT and Voyages Hotels & Resorts Pty Limited (Voyages) will examine the full terms of the revised offer from 21st Century for Hamilton Island Limited (HAM). GPT and Voyages will consider their options and advise HAM shareholders as to their intentions. In the meantime, it is recommended that HAM shareholders take no action.

ENDS

RECEIVED
2004 SEP 13 A 8:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EXHIBIT A

Information and documents made public, distributed to Unitholders or filed with the ASX or the ASIC since July 1, 2003

Date	Document	Tab
September 1, 2004	Interim Financial Report for General Property Trust and its Controlled Entities as of June 30, 2004	1
August 26, 2004	Merger Implementation Agreement Signed for Merged Lend Lease Group	2
August 23, 2004	General Property Trust and GPT Split Trust Mid-Year Report 2004	3
August 17, 2004	New Executive Management Structure to Drive Growth Strategy: Agreed with GPT Independent Directors	4
August 17, 2004	Senior Management Structure Announced for Merged Lend Lease Group	5
August 13, 2004	Notice of Ceasing to be a Substantial Holder by Deutsche Bank AG	6
August 9, 2004	Notice of Initial Substantial Holder by Deutsche Bank Group	7
August 6, 2004	GPT Independent Directors Recommend Merger with Lend Lease	8
August 6, 2004	GPT Agrees Merger Terms with Lend Lease	9
August 6, 2004	GPT Agrees Merger Terms with Lend Lease	10
August 6, 2004	General Property Trust and GPT Split Trust Trading Halt	11
July 29, 2004	GPT 2004 Mid Year Results: Quality Portfolio Delivers Solid Growth	12
July 29, 2004	General Property Trust Half Year Results Presentation Correction	13
July 29, 2004	GPT Half Year Results Presentation	14
July 29, 2004	GPT Half Yearly Report/Half Year Accounts	15
July 27, 2004	General Property Trust Trading Halt	16
July 27, 2004	GPT Unable to Agree Merger Terms with Lend Lease	17
July 7, 2004	P&O Sells Australian Resorts Business	18
July 7, 2004	GPT Expands Hotel/Tourism Portfolio with the Acquisition of P&O Australian Resorts	19

Date	Document	Tab
July 5, 2004	Letter to Unitholders regarding proposal by Lend Lease Corporation to merge Lend Lease Corporation with GPT	20
June 25, 2004	GPT Announces New Company Secretary	21
May 31, 2004	GPT Further Expands Homebush Bay Presence	22
May 25, 2004	Notice of Change in Interests of Substantial Holder by Commonwealth Bank of Australia	23
May 24, 2004	Effect of Lend Lease/GPT Merger Proposal on GPT Split Trust	24
May 24, 2004	GPT Response to Lend Lease Corporation Merger Proposal	25
May 20, 2004	General Property Trust Trading Halt	26
May 5, 2004	Notice of Initial Substantial Holder by AMP Limited	27
May 4, 2004	GPT March Quarterly Update	28
May 3, 2004	Initial Director's Interest Notice	29
April 29, 2004	GPT AGM Presentation	30
April 29, 2004	CEO and Fund Manager's Report by Nic Lyons and Michael O'Brien to Meeting of Unitholders	31
April 29, 2004	Chairman's Address by Richard Longes to Meeting of Unitholders	32
April 29, 2004	Results of Vote at GPT AGM	33
April 29, 2004	GPT Stock Exchange Announcement for the quarter ended March 31, 2004: March Quarter Distribution	34
April 28, 2004	Appointment of Ross Taylor to GPT Board	35
April 21, 2004	Notice of Change in Interests of Substantial Holder by National Australia Bank Limited Group	36
April 15, 2004	Notice of Ceasing to be a Substantial Holder by AMP Limited	37
April 13, 2004	Notice of Ceasing to be a Substantial Holder by Westpac Banking Corporation	38
April 13, 2004	GPT Office Portfolio Leasing Update	39
April 2, 2004	GPT Notification of Placement under ASIC Class Order 02/1180	40
April 2, 2004	GPT Appendix 3B announcement of new issue (to fund development pipeline), application for quotation of additional securities and agreement	41
April 2, 2004	GPT Completes Successful Placement	42

Date	Document	Tab
April 1, 2004	GPT to Acquire Premium Sydney Office Asset	43
April 1, 2004	GPT Presentation	44
April 1, 2004	GPT to Acquire Premium Sydney Office Asset	45
April 1, 2004	Audit Report on Compliance Plan	46
March 29, 2004	Notice of Meeting of Unitholders of General Property Trust	47
March 29, 2004	General Property Trust and GPT Split Trust Annual Report 2003	48
March 29, 2004	GPT and GPT Split Trust Change of Address	49
March 18, 2004	GPT Strengthens Homemaker Portfolio	50
March 12, 2004	Notice of Initial Substantial Holder by AMP Limited	51
February 4, 2004	GPT Change of Director's Interest Notice	52
February 2, 2004	Notice of Ceasing to be a Substantial Holder by AMP Limited	53
January 29, 2004	GPT Annual Results Presentation	54
January 29, 2004	GPT 2003 Annual Results: Quality Portfolio Delivers Solid Growth	55
January 29, 2004	GPT Full Year Accounts	56
January 29, 2004	GPT Full Year Results	57
January 29, 2004	GPT Preliminary Final Report	58
January 12, 2004	GPT Adds to Industrial/Business Park Portfolio with Homebush Bay Acquisition	59
January 12, 2004	GPT Adds to Industrial/Business Park Portfolio with Homebush Bay Acquisition	60
December 19, 2003	Resignation of Director	61
December 18, 2003	Correction to announcement regarding Macarthur Square Shopping Centre	62
December 18, 2003	General Property Trust Receives Council Approval for Macarthur Square Development Application	63
December 9, 2003	General Property Trust to acquire interest in Governor Phillip & Governor Macquarie Towers, Sydney	64
November 6, 2003	GPT September Quarterly Update	65
November 5, 2003	GPT Increases its STN/MTN Programme Limit	66
November 5, 2003	Increased Offer by 21st Century for Hamilton Island Limited	67

Date	Document	Tab
November 3, 2003	New and increased Takeover Offer by 21st Century; GPT announces it will not increase its offer; Hamilton Island Board recommends acceptance of 21st Century Offer in the absence of a superior offer	68
November 3, 2003	Voyages' Response to Increased Offer by 21st Century for Hamilton Island Limited	69
October 31, 2003	GPT Invests in Second Masterplanned Urban Community Development	70
October 31, 2003	Lend Lease and General Property Trust Join Forces to Redevelop Twin Waters Resort on Queensland's Sunshine Coast	71
October 29, 2003	GPT Stock Exchange Announcement for the quarter ended 30 September 2003: September Quarter Distribution	72
October 24, 2003	Fire at Longitude 131°	73
October 24, 2003	Takeover Offer by 21st Century for Hamilton Island Limited	74
October 24, 2003	Response to Revised 21st Century Offer for Hamilton Island Limited	75
October 22, 2003	Bidder's Statement: Offer by Voyages Hotels & Resorts Pty Limited to acquire all your ordinary shares in Hamilton Island Limited	76
October 22, 2003	Bidder's Statement: Offer by Voyages Hotels & Resorts Pty Limited to acquire all your ordinary shares in Hamilton Island Limited	77
October 22, 2003	Unconditional Cash Takeover Offer by Voyages for Hamilton Island Limited at $3.13 per share	78
October 22, 2003	Unconditional Cash Takeover Offer by Voyages for Hamilton Island Limited at $3.13 per share	79
October 6, 2003	GPT Half Yearly Report	80
October 3, 2003	Lend Lease and General Property Trust Appointed to Deliver New Regional Centre in Rouse Hill	81
October 3, 2003	GPT/Lend Lease Joint Venture Confirmed as Developer of Rouse Hill Regional Centre	82
September 25, 2003	GPT Response to Media Speculation	83
September 1, 2003	Implementation Agreement with 21st Century Resorts and Result of Voyages/GPT Scheme Meeting Held Today	84

Date	Document	Tab
September 1, 2003	Hamilton Island Scheme of Arrangement	85
August 27, 2003	General Property Trust and GPT Split Trust Mid-Year Report 2003	86
August 21, 2003	Notice of Initial Substantial Holder by Barclays Global Investors Australia Limited	87
August 21, 2003	GPT Expands & Diversifies Industrial/Business Park Portfolio	88
August 19, 2003	GPT Completes $452 Million Note Issue	89
August 13, 2003	GSTIN & GSTCP: Cancellation of units	90
August 6, 2003	GPT Expands Homemaker Centre Presence in Melbourne	91
July 30, 2003	GPT Half Year Results Presentation	92
July 30, 2003	GPT Half Year Accounts	93
July 30, 2003	GPT 2003 Half Year Results: GPT Announces Increased Distributions and Earnings	94
July 30, 2003	GPT Half Year Results	95
July 30, 2003	GPT Half Yearly Report	96
July 17, 2003	GPT Announces Further Industrial & Business Park Activity	97
July 9, 2003	Replacement General Property Trust Compliance Plan	98

ASIC registered agent number

lodging party or agent name GPT Mangement Limited

office, level, building name or PO Box no. Level 4, 30 The Bond

street number & name 30 Hickson Road

suburb/city Millers Point state/territory NSW postcode 2000

telephone (02) 9236 6999

facsimile (02) 9236 6020

DX number suburb/city

[redacted]

ASS ☐ CASH. ☐ PROC. ☐ RIQ-A ☐ RIQ-P ☐

Australian Securities & Investments Commission

copy of financial statements and reports

form 388
Corporations Act 2001
294, 295, 298-300, 307, 308, 319, 321, 322

Name General Property Trust

ACN / ARBN / ARSN/PIN 090 110 357

Reason for lodgement of statements and reports

tick the appropriate box

- ☐ A public company or a disclosing entity which is not a registered scheme or prescribed interest undertaking (A)
- ☒ A registered scheme* (B)
- ☐ Amendment of financial statements or directors' report (company) (C)
- ☐ Amendment of financial statements or directors' report (registered scheme)* (D)
- ☐ A large proprietary company that is not a disclosing entity (H)
- ☐ A small proprietary company that is controlled by a foreign company for all or part of the period and where the company's profit or loss for the period is not covered by the statements lodged with ASIC by a registered foreign company, company, registered scheme, or disclosing entity (I)
- ☐ A small proprietary company that is requested by ASIC to prepare and lodge statements and reports (J)
- ☐ A prescribed interest undertaking that is a disclosing entity (K)

Financial year ended (d/m/y) 30 / 06 / 2004 Date of Annual General Meeting (if applicable) / /

Details of large proprietary company

If the company is a large proprietary company that is not a disclosing entity, please complete the following information as at the end of the financial year for which the financial statements relate:

A What is the consolidated gross operating revenue of the large proprietary company and the entities that it controls?

B What is the value of the consolidated gross assets of the large proprietary company and the entities that it controls?

C How many employees are employed by the large proprietary company and the entities that it controls?

D How many members does the large proprietary company have?.....................................

ASIC
- 1 SEP 2004

Auditor report

Were the financial statements audited? Yes ☒ No ☐

If yes: **Does the auditor's report (section 308) for the financial year contain a statement of:**

- reasons for the auditor not being satisfied as to the matters referred to in section 307? Yes ☐ No ☒
- details of the deficiency, failure or shortcoming concerning any matter referred to in section 307? Yes ☐ No ☒

If no: **Is there a class order exemption current for audit relief?** Yes ☐ No ☒

* **NOTE:** *Where a new auditor has been appointed to a Registered Scheme, Form 5137 - Appointment of Scheme Auditor must be lodged*

Details of current auditor*

The auditor can be a person or a firm.

If a person

name (family & given names)

Auditor Registration no:

office | level | building name

street number & name

suburb / city | state / territory | postcode

date of appointment (d/m/y) / /

or

If a firm

name of firm PricewaterhouseCooper

office | level | building name

street number & name 201 Sussex Street

suburb / city Sydney | state / territory NSW | postcode 2000

Business Registration number (if applicable) | State / Territory registered in

date of appointment (d/m/y) 18/ 11 /1999

Statements and reports to be attached to this form

Financial statements for the year (as per ss295(2))
profit and loss statement for the year
balance sheet as at the end of the year
statement of cash flows for the year
if required by accounting standards - consolidated profit & loss statement, balance sheet and statement of cash flows

Notes to financial statements (as per ss295(3))
disclosures required by the regulations
notes required by the accounting standards
any other information necessary to give a true and fair view (see s297)

The directors' declaration about the statements and notes (as per ss 295(4))

The directors' report for the year (as per s 298 to 300)

Auditor's report required under sections 308 and 314

Certification

I certify that the attached documents marked ( ) are a true copy of the annual reports required under Section 319.

print name James Coyne | capacity Company Secretary

sign here [signature] | date 30/3/04

* NOTE: Where a new auditor has been appointed to a Registered Scheme, **Form 5137 - Appointment of Scheme Auditor** must be lodged

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form
Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Interim Financial Report

General Property Trust and its Controlled Entities

30 June 2004

ABN 58 071 755 609

Directors' Report

The directors of GPT Management Limited, the Responsible Entity of the General Property Trust and GPT Split Trust, present their report together with the interim financial reports of General Property Trust and GPT Split Trust for the half-year ended 30 June 2004 and the Audit Reports thereon.

Directors

The following persons were directors of GPT Management Limited during the reporting period:

Richard Longes (Chairman)
Malcolm Latham
Brian Norris
Ross Taylor (appointed 28 April 2004)
Peter Joseph
Ken Moss
Elizabeth Nosworthy

Trust

General Property Trust (GPT)

GPT comprises General Property Trust (Parent Entity), its controlled entities and joint ownership vehicles as disclosed in Note 19 to the consolidated financial statement.

GPT Split Trust
The Trust comprises GPT Split Trust.

Principal Activity

The principal activity of GPT is to invest in investment properties.

The principal activity of GPT Split Trust is to invest in GPT units.

Review of Operations and Changes in the State of Affairs

Financial Results

GPT
The operating result of GPT for the reporting period ended 30 June 2004 is a profit of $216.5 million (Jun 2003: $208.6 million).

GPT Split Trust
The operating result of GPT Split Trust for the reporting period ended 30 June 2004 is a profit of $2,330 thousand (Jun 2003: $2,348 thousand).

Earnings per Unit

The earnings per unit for the reporting period ended 30 June 2004 was 10.9 cents (Jun 2003: 10.7 cents).

During the reporting period, GPT acquired Darling Park Stage 3 in Sydney, a site adjoining Homemaker City Fortitude Valley in Queensland, Quad 4 land at Homebush Bay, and exchanged contracts to acquire 8 Herb Elliot and 7 Figtree Drive at Homebush Bay.

On 7 July 2004, GPT in conjunction with Voyages Hotels & Resorts Pty Limited exchanged contracts for the purchase of P&O Australian Resorts (POAR), the largest owner-operator of nature-based resorts in Australia. The portfolio includes Silky Oaks Lodge and the Dunk, Bedarra, Bramption, Lizard, Heron and Wilson Island resorts, all located in Queensland as well as Cradle Mountain Lodge in Tasmania.

On 24 May 2004 GPT received a merger proposal from Lend Lease Corporation Limited. For the purpose of considering this proposal the board comprised the independent directors, namely, Peter Joseph, Malcolm Latham, Elizabeth Nosworthy and Ken Moss. On 27 July 2004 the independent directors announced that they were unable to recommend the proposal to GPT unitholders.

Directors' Report (Continued)

Distributions

GPT
The Responsible Entity has determined the payment of a distribution for the reporting period ended 30 June 2004 of 10.9 cents per unit (Jun 2003: 10.5 cents).

GPT Split Trust
The Responsible Entity has determined the payment of a distribution for the reporting period ended 30 June 2004 of 9.475 cents per Income Unit (Jun 2003: 9.375 cents) and 1.425 cents per Growth Unit (Jun 2003: 1.125 cents).

Dated at SYDNEY this 28th day of July, 2004

Signed in accordance with a resolution of the directors.

Director

Director

General Property Trust and its Controlled Entities

Statement of Financial Performance
Half-Year ended 30 June 2004

	Note	Consolidated 30 Jun 2004 $m	30 Jun 2003 $m
Statement of Financial Performance			
Revenue			
Rents		319.4	295.6
Interest - Joint venture investment arrangements		2.4	2.1
Interest - Cash and short term money market securities		2.5	1.7
Proceeds on disposal of units in listed property trust		-	41.2
Share of net profits of associates	19	44.5	30.2
Other income		-	1.3
Revenue		368.8	372.1
Expenses			
Rates, taxes and other property outgoings		71.6	65.5
Repairs and maintenance		5.5	4.6
Provision for doubtful debts		0.1	0.4
Audit and accounting fees	3	0.8	0.3
Borrowing costs		52.0	37.3
Responsible Entity's fee	3	19.7	12.6
Book value of units in listed property trust		-	41.2
Other expenses		2.6	1.6
Expenses		152.3	163.5
Net Operating Income		216.5	208.6
Increase in asset revaluation reserve	15	11.1	37.7
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		11.1	37.7
Total changes in equity other than those resulting from transactions with Unitholders as owners		227.6	246.3
		Cents	Cents
Basic earnings per unit	18	10.9	10.7

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

		$m	$m
Distribution			
Net Operating Income		216.5	208.6
Undistributed income at the beginning of the period		7.6	0.7
Transfer from equity	14	2.6	-
Total available for distribution		226.7	209.3
Distribution paid and payable	2	(219.8)	(204.7)
Undistributed income at the end of the period		6.9	4.6

General Property Trust and its Controlled Entities

Statement of Financial Position
As at 30 June 2004

	Note	Consolidated 30 Jun 2004 $m	Consolidated 31 Dec 2003 $m
Current Assets			
Cash		52.5	44.0
Receivables	4	48.5	46.0
Other	5	12.0	14.6
		113.0	104.6
Non-current Assets			
Investment properties	6	7,758.9	7,489.8
Investment in associates (masterplanned urban communities)	8	9.2	6.5
Other assets	9	99.7	94.2
		7,867.8	7,590.5
Total Assets		7,980.8	7,695.1
Current Liabilities			
Payables	10	149.3	147.3
Interest bearing liabilities	11	1,170.0	775.0
Provisions	12	110.9	105.3
		1,430.2	1,027.6
Non-current Liabilities			
Interest bearing liabilities	13	1,027.0	1,352.0
		1,027.0	1,352.0
Total Liabilities		2,457.2	2,379.6
Net Assets		5,523.6	5,315.5
Equity			
Contributed equity	14	4,598.5	4,400.8
Asset revaluation reserve	15	918.2	907.1
Undistributed income		6.9	7.6
Total Equity	16	5,523.6	5,315.5

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

General Property Trust and its Controlled Entities

Statement of Cash Flows
Half-Year ended 30 June 2004

	Note	Consolidated 30 Jun 2004 $m	Consolidated 30 Jun 2003 $m
Cash flows from operating activities			
Cash receipts in the course of operations (inclusive of goods and services tax)		324.1	292.5
Cash payments in the course of operations (inclusive of goods and services tax)		(133.0)	(97.2)
Interest received		5.0	3.2
Distributions received from associates		48.2	29.2
		244.3	227.7
Borrowing costs		(59.8)	(43.3)
Net cash inflow from operating activities	17	184.5	184.4
Cash flows from investing activities			
Payments for property investments		(226.6)	(173.6)
(Increase) in masterplanned urban communities and other assets		(5.5)	-
Investment in units in listed property trust		-	(41.2)
Net cash outflow from investing activities		(232.1)	(214.8)
Cash flows from financing activities			
Net Short Term Notes issued		70.0	159.0
Net Medium Term Notes issued		-	75.0
Proceeds from issue of units		200.3	-
Distributions paid		(214.2)	(202.8)
Net cash inflow from financing activities		56.1	31.2
Net increase in cash		8.5	0.8
Cash at the beginning of the reporting period		44.0	45.6
Cash at the end of the reporting period	17	52.5	46.4

The above Statement of Cash Flows should be read in conjunction with the accompanying notes.

1. Summary of accounting policies

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 31 December 2003 and any public announcements made in respect of General Property Trust ('GPT') during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

(a) Basis of preparation

This general purpose financial report for the interim half year ended 30 June 2004 has been prepared in accordance with the Trust Constitution, Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board, and the Corporations Act 2001. It is prepared on the basis of the going concern and historical cost conventions and has not been adjusted to take account of either changes in the general purchasing power of the dollar or changes in the values of specific assets, except to the extent that GPT property investments have been revalued. The accounting policies adopted are consistent with those of the previous period unless otherwise specified. Comparative information has been reclassified where appropriate to enhance comparability.

(b) Principles of consolidation

The consolidated financial statements incorporate all the assets, liabilities and net operating results of the controlled entities. GPT and its controlled entities together are referred to in this financial report as the Trust. The effects of all transactions between controlled entities in the Trust have been eliminated in full.

Certain property investments are held via joint ownership arrangements (refer Note 25). These joint ownership arrangements include the ownership of units in single purpose unlisted trusts over which GPT exercises significant influence but does not control ('Associates').

The Trust has adopted the equity method of accounting for its property investments held via Associates in accordance with Accounting Standard AASB 1016: Accounting for Investments in Associates. The Responsible Entity believes that including this information in the Trust Investment Properties note (Note 6) appropriately reflects the nature and substance of the Trust's operations.

(c) Accounting for acquisitions

On the acquisition of property trusts, the fair value of the consideration is compared with the fair value of the assets acquired. Any discount or goodwill arising on acquisition is accounted for in accordance with AASB 1013: Accounting for Goodwill.

(d) Investment properties

The Trust Compliance Plan requires that all Trust property investments be valued at intervals of not more than three years and that such valuations be reflected in the financial report of the Trust. It is the policy of the Responsible Entity to review the carrying value of each property every six months. Independent valuations of the individual investments are carried out each three years in accordance with the Corporations Act 2001 and the Trust Constitution, or earlier where the Responsible Entity believes there may be a material change in the carrying value of the property.

A revaluation increment is credited directly to the asset revaluation reserve, unless it is reversing a previous decrement charged as an expense in the Statement of Financial Performance in respect of that same class of assets, in which case the increment is credited to the Statement of Financial Performance.

A revaluation decrement is recognised as an expense in the Statement of Financial Performance, unless it is reversing a revaluation increment previously credited to, and still included in the balance of, the asset revaluation reserve in respect of that same class of assets, in which case it is debited directly to the asset revaluation reserve.

Some property investments are held through the ownership of units in single purpose unlisted trusts where GPT exerts significant influence but does not have a controlling interest. The Trust has adopted the equity method for these Associates (refer Note 1(b)). The property and other property related net assets of the Associates have been disclosed separately in Note 6. Investments in masterplanned urban communities which have been accounted for using the equity method have been disclosed separately in Note 8.

Interests held by GPT in controlled trusts and associated trusts are brought to account at valuation based on the net tangible asset backing at the end of each quarter.

Land and buildings have the function of an investment and are regarded as a composite asset. The applicable Accounting Standards do not require that investment properties be depreciated. Accordingly, the buildings and any component thereof (including integral plant and equipment) are not depreciated.

Expenses capitalised to properties may include the cost of acquisition, additions, refurbishments, redevelopments, borrowing costs and fees incurred.

1. Summary of accounting policies (Continued)

(e) Financial instruments

Bank bill and money market investments are reported at historic cost. As it is the intention to hold these instruments to maturity they are not revalued to market. Interest accrued at balance date is included in the accounts as a receivable. Interest rate swaps are only entered into to protect the Trust from variable interest rates. These transactions are accounted for on an accruals basis over the life of the facility that they are hedging. The Trust has classified as current liabilities short term note borrowings and medium term notes expiring within one year, notwithstanding that the Trust may hedge the interest rate exposure beyond one year and the fact that the Trust maintains stand-by facilities to provide liquidity backup for the short term/medium term note programme as described in Note 20.

(f) Revenue

Revenue from rents and interest is brought to account on an accruals basis. Revenue not received at balance date is included in the accounts as a receivable. The Trusts proportionate share of net operating results of Associates is included in the net income available for distribution when earned. Such income has been separately disclosed in the Statement of Financial Performance.

(g) Leasing costs

Initial direct leasing costs are amortised over the term of the respective leases.

(h) Other expenditure

Other expenditure, including rates, taxes, interest and other outgoings is brought to account on an accruals basis.

(i) Income tax

Under current tax legislation the Trust is not liable for income tax, provided its taxable income and taxable realised gains are fully distributed to Unitholders each year.

(j) Cash flows

For the purposes of the Statement of Cash Flows, cash includes cash at bank, deposits at call and short term money market securities which are readily converted into cash.

(k) Distributions

Distributions are paid to Unitholders each quarter. Provision is made for the amount of any distribution declared, determined or publicly recommended by the directors on or before the end of the reporting period but not distributed at balance date.

(l) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in costs of qualifying assets (an asset that takes a substantial period of time to get ready for its intended purpose) - refer Note 1(d).

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's development borrowings during the period, in this case 6.87% (2003: 6.78%)

Borrowing costs include:
- Interest on short term and long term borrowings,
- Amortisation of discounts or premiums relating to borrowings, and
- Amortisation of ancillary costs incurred in connection with the arrangement of borrowings.

(m) Rounding

The financial report of the Trust has been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the 'rounding off of amounts in the financial report to the nearest tenth of a million dollars, unless otherwise stated. Amounts have been rounded off in the financial report in accordance with that Class Order.

Notes to Financial Statements

	Consolidated 30 Jun 2004 $m	Consolidated 30 Jun 2003 $m
2. Distributions		
In respect of the six months ended 30 June 2004		
Distribution of 5.4 cents per unit paid on 23 May 2004 (23 May 2003: 6.2 cents)	108.9	101.4
Distribution of 5.5 cents per unit payable on 23 Aug 2004 (25 Aug 2003: 5.3 cents)	110.9	103.3
Distribution for the six months ended 30 June 2004 10.9 cents per unit (30 Jun 2003: 10.5 cents)	219.8	204.7
Undistributed income at 30 June	6.9	4.6

	$'000	$'000
3. Expenses		
Expenses have been arrived at after charging the following items:		
Auditors' remuneration:		
Auditing the financial report	369.3	282.3
Other audit related work	70.9	60.2
Total audit and audit related work	440.2	342.5
Other assurance services	380.0	73.7
Total auditors' remuneration	820.2	416.2

Other assurance services in 2004 includes due diligence reviews on Lend Lease Corporation Ltd's merger proposal.

Responsible Entity's fee	19,720.0	12,562.4

From 1 January 2003, the base management fee payable by GPT has been reduced from 0.55% to 0.40% per annum of gross assets and a performance component has been introduced. The performance component, if applicable, is 5% of GPT's outperformance compared to the S&P/ASX Property 200 Accumulation Index. The total fee payable each six months is capped at 0.275% of the gross assets of the Trust. GPT Management Limited will receive all or part of the performance fee so that earnings per unit for each six month period is not less than the earnings per unit for the previous six month period. Based on GPT's performance for the twelve months to 30 June 2004, a performance fee of $3,468,000 (Jun 2003: $nil), is payable in respect of the six months to 30 June 2004.

Notes to Financial Statements

	Consolidated 30 Jun 2004 $m	Consolidated 31 Dec 2003 $m
4. Receivables		
Trade debtors	21.1	27.2
Provision for doubtful debts	(1.2)	(1.2)
	19.9	26.0
Distributions receivable from associates	6.8	10.6
Other debtors	21.8	9.4
	48.5	46.0
5. Other current assets		
Prepayments	12.0	14.6
6. Investment properties		
Retail	3,849.4	3,723.2
Office	3,030.8	2,946.7
Hotel & Tourism	553.2	530.1
Industrial	325.5	289.8
	7,758.9	7,489.8

The mixed class of assets (as referred to in the following table) has been allocated in the table above as follows:
Melbourne Central : 54.1% Retail ($346.9m) and 45.9% Office ($294.3 m) (Dec 2003: 50% Retail and 50% Office)
Due to the departure of Daimaru and the redevelopment of Melbourne Central, the allocation of the value was reviewed.
Brisbane Transit Centre : 83% Office and 17% Hotel & Tourism

	Consolidated Half-Year 30 Jun 2004 $m	Consolidated Half-Year 31 Dec 2003 $m
Reconciliation		
Reconciliations of the carrying amounts of investment properties at the beginning and end of the current and previous reporting period are set out below.		
Carrying amount at start of the reporting period	7,489.8	6,734.6
Additions	258.0	557.9
Disposals	-	-
Net increase in revaluation of investment	11.1	197.3
Carrying amount at end of the reporting period	7,758.9	7,489.8

General Property Trust and its Controlled Entities

Notes to Financial Statements

6. Investment properties (Continued)

Name	Ownership % (1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions $m	Date of Latest Valuation	Independent Valuer	Latest Independent Valuation $m	Additions Since Valuation $m	Book Value 30 Jun 04 $m (5)
RETAIL									
Bonner House	100	Oct 2001	9.1	9.3	Mar 2003	Knight Frank	11.0	-	11.0
ACT	Leasehold					KL Goddard, FAPI			
Borec House	100	Jul 2002	10.6	10.7	Sep 2003	CB Richard Ellis	10.8	-	10.8
NSW						M Sleur, AAPI			
Casuarina Square	100	Oct 1973	4.5	144.5	Sep 2002	Knight Frank	264.0	3.5	267.5
NT						KL Goddard, FAPI			
Charlestown Square	100	Dec 1977	7.3	177.8	Sep 2003	Knight Frank	325.0	1.7	326.7
NSW						KL Goddard, FAPI			
Pacific Highway, Charlestown	100	Oct 2002	7.1	7.1	Sep 2003	Knight Frank	7.0	0.0	7.0
NSW		Jul 2003	5.3	5.3		KL Goddard, FAPI	-	-	5.3
Dandenong Plaza	100	Dec 1993	60.2	191.1	Sep 2003	FPDSavills (NSW)	205.0	0.4	205.4
VIC		Dec 1999	60.3	60.3		AD Johnston, AAPI			
Erina Fair	33.3, Freehold	Jun 1992	55.1	243.7	Sep 2003	Knight Frank			223.9
NSW	16.7, Units in Trust					KL Goddard, FAPI			111.2 (3)
							323.7	11.4	335.1
Penrith Plaza including Cinemas	100	Jun 1971	16.7	427.8	Sep 2003	CB Richard Ellis	505.0	9.8	514.8
NSW		Oct 2002	362.9			M Sleur, AAPI			
		Apr 1998	17.4						
High Street, Penrith	100	Nov 2002	5.2	6.1	Sep 2003	CB Richard Ellis	6.1	-	6.1
NSW		Jan 2003	0.8			M Sleur, AAPI			
Riley Square	100	Jun 1994	11.6	17.2	Sep 2003	CB Richard Ellis	15.2	-	15.2
NSW						M Sleur, AAPI			
Sunshine Plaza	50	Dec 1992	32.8	50.9	Sep 2003	FPDSavills (NSW)	82.0 (2)	1.0	83.0
QLD	Freehold, JVIA					A Johnston, AAPI			
Plaza Parade	50	Jun 1999	4.7	11.9	Sep 2003	FPDSavills (NSW)	10.5	0.2	10.7
QLD						A Johnston, AAPI			
Horton Parade	50	Jun 1998	3.8	7.8	Sep 2003	FPDSavills (NSW)	7.0	0.2	7.2 (3)
QLD	Units in Trust					A Johnston, AAPI			
Maroochydore Superstore		Feb 1999	5.5	5.5	Sep 2003	FPDSavills (NSW)	6.0	-	6.0 (3)
Plaza QLD				13.3		A Johnston, AAPI			13.2
									0.2 (4)
Woden Plaza	100	Feb 1988	74.8	248.6	Mar 2003	Knight Frank	375.0	2.0	377.0
ACT	Leasehold					KL Goddard, FAPI			
General Property Trust									**2,183.8**
Carlingford Court	100	Jul 1996	80.1	137.6	Mar 2002	Knight Frank	133.0	3.2	136.2
NSW						KL Goddard, FAPI			
Chirnside Park	100	Jul 1996	80.5	136.3	Mar 2003	JLL Advisory	132.0	0.3	132.3
VIC						B Sweeney, AAPI			
Wollongong Central	100	Jul 1996	54.0	110.6	Sep 2003	Jones Lang LaSalle	157.0	1.4	158.4
NSW		Oct 1998	34.6			JK Dillon, AAPI			
Floreat Forum	100	Jul 1996	33.3	87.1	Mar 2004	Knight Frank	95.0	-	95.0
WA						M Crowe, AAPI			
Forestway Shopping Centre	100	Jul 1996	27.0	42.3	Sep 2001	Knight Frank	39.0	12.8	51.8
NSW						KL Goddard, FAPI			
Macarthur Square	50	Dec 1999	135.0	148.7	Sep 2003	Jones Lang LaSalle	165.0	9.6	174.6
NSW						D McLennan, AAPI			
Parkmore Shopping Centre	100	Jul 1996	120.0	130.4	Mar 2004	JLL Advisory	127.0	0.1	127.1
VIC						B Sweeney, AAPI			
Homemaker City Aspley	100	Nov 2001	43.2	45.9	Jun 2002	JLL Capital Markets	43.5	2.6	46.1
QLD						WR Wiemann, AAPI			
Homemaker City Bankstown	100	Nov 2001	38.5	39.7	Sep 2003	FPDSavills	44.0	0.6	44.6
NSW						AD Johnston, AAPI			
Homemaker City Cannon Hill	100	Nov 2001	13.9	14.7	Sep 2003	Jones Lang LaSalle	15.7	0.3	16.0
QLD						J Apted, FAPI			
Homemaker City Castle Hill	100	Nov 2001	25.4	36.0	Mar 2002	WK Wotton	26.5	10.6	37.1
NSW		Jan 2003	8.7			W Wotton, FAPI			
Homemaker City Epping	100	Aug 2003	37.7	37.8	-	-	-	-	37.8
VIC									
Homemaker City Fortitude Valley	100	Dec 2001	7.2	31.2	Sep 2003	CB Richard Ellis	31.6	0.1	31.7
QLD						T Irving, AAPI			

(1) Freehold, unless otherwise stated.

(2) Present value of termination right and land at latest valuation.

(3) Share of Associate's property assets. The value of the Trust's interest in the Associate's property assets is included in the valuation.

(4) Share of Associates other property related net assets which have been included as property (refer note 1(b))

(5) Properties that have been independently valued in the last twelve months are carried at that valuation, except where capital expenditure has been incurred subsequent to valuation. Properties on which such capital expenditure has been incurred and properties which have not been independently valued in the last twelve months are carried at Directors' valuation.

JVIA = Joint Venture Investment Arrangement

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

General Property Trust and its Controlled Entities
Notes to Financial Statements

6. Investment properties (Continued)

Name	Ownership %(1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions $m	Date of Latest Valuation	Independent Valuer	Latest Independent Valuation $m	Additions Since Valuation $m	Book Value 30 Jun 04 $m (5)
RETAIL (Continued)									
Homemaker City Fortitude Valley Stage 2, QLD	100	Mar 2004	12.7	19.9	-	-	-	-	19.9
Homemaker City Jindalee QLD	100	Nov 2001	38.7	40.5	Sep 2003	Jones Lang LaSalle J Apted, FAPI	47.6	0.4	48.0
Homemaker City Maribyrnong VIC	100	Nov 2001	35.5	35.6	Sep 2003	Knight Frank MJ Schuh, AAPI	47.3	-	47.3
Homemaker City Moorabbin VIC	100	Jul 2002	33.3	33.4	-	-	-	-	33.4
Homemaker City Mt Gravatt QLD	100	Nov 2001	17.9	18.2	Mar 2002	JLL Capital Markets WR Wiemann, AAPI	19.4	0.3	19.7
IKEA Building, Prospect NSW	100	Nov 2001	6.9	6.9	Sep 2003	Colliers International A Graham, AAPI	8.5	-	8.5
Homemaker City Springwood QLD	100	Nov 2001	15.7	16.5	Mar 2002	JLL Capital Markets WR Wiemann, AAPI	16.0	0.8	16.8
Homemaker City Underwood QLD	100	Nov 2001	10.5	10.6	Jun 2002	JLL Capital Markets WR Wiemann, AAPI	12.6	0.1	12.7
Homemaker City Windsor QLD	100	Nov 2001	20.0	20.2	Jun 2002	JLL Capital Markets CJ Chatwood, AAPI	20.5	0.2	20.7
GEM Retail Property Trust									1,313.7
Total Retail									3,502.5
OFFICE									
Citigroup Centre NSW	50 Units in Trusts	Jul 2001 Dec 2001 (4)	51.2 212.4 0.8	268.5 268.5	Dec-03	FPDSavills (NSW) A Pannifex, FAPI	287.5	0.2	287.7 (2) (1.2) (3)
1 Farrer Place NSW	50 Units in Trust	Dec 2003	253.8	259.6	-	-	-	-	259.6
Australia Square NSW	50	Sep 1981	42.5	140.8	Jun 2004	Jones Lang LaSalle J Dillon, AAPI	178.0	-	178.0
MLC Centre NSW	50	Apr 1987	233.5	313.3	Mar 2004	CB Richard Ellis S Fairfax, AAPI	284.5	0.5	285.0
Riverside Centre QLD	100	Apr 1984	250.7	298.7	Sep 2002	CB Richard Ellis (C) J Porter, FAPI	245.0	5.3	250.3
Black Ink House QLD	100	Apr 1984	9.1	15.5	Sep 2002	CB Richard Ellis (C) J Porter, FAPI	14.4	-	14.4
General Property Trust									1,273.8
179 Elizabeth Street NSW	100	Sep 1998	59.4	63.1	Sep 2003	FPDSavills A Pannifex FAPI	81.0	1.2	82.2
10 & 12 Mort Street ACT	100 Leasehold	Jul 1996	58.6	59.9	Dec 2003	Jones Lang LaSalle RJ Lawrie, AAPI	50.0	-	50.0
530 Collins Street & 120 King Street VIC	100	Jul 1996	310.0	319.7	Sep 2003	Urbis RJ Scrivener, FAPI	320.0	0.5	320.5
HSBC Centre, 580 George St NSW	100	Jul 1996	180.0	214.0	Mar 2004	CB Richard Ellis S Fairfax, AAPI	227.0	-	227.0
Darling Park Complex NSW	50 Units in Trusts	Jun 2000 Mar 2001 (4)	289.1 100.0 12.0	465.1 465.1	Apr 2004	FPDSavills (NSW) A Pannifex, FAPI	457.5	1.5	459.0 (2) (1.7) (3)
Darling Park 3	100	Apr 2004	32.1	49.4	-	-	-	-	49.4
The National, Stage 1 Victoria Harbour, VIC	100	Feb 2002	7.4	132.9	Mar 2004	Knight Frank MJ Schuh, AAPI	140.0	0.2	140.2
The National, Stage 2 Victoria Harbour, VIC	100	Feb 2002	6.3	90.0	-	-	-	-	90.0
GEM Commercial Property Trust									1,416.6
Total Office									2,690.4

(1) Freehold, unless otherwise stated.
(2) Share of Associate's property assets. The value of the Trust's interest in the Associate's property assets is included in the valuation.
(3) Share of Associate's other property related net assets (liabilities) which have been included as property (refer Note 1(b)).
(4) Acquisition costs.
(5) Properties that have been independently valued in the last twelve months are carried at that valuation, except where capital expenditure has been incurred subsequent to valuation. Properties on which such capital expenditure has been incurred and properties which have not been independently valued in the last twelve months are carried at Directors' valuation.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

General Property Trust and its Controlled Entities
Notes to Financial Statements

6. Investment properties (Continued)

Name	Ownership % (1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions $m	Date of Latest Valuation	Independent Valuer	Latest Independent Valuation $m	Additions Since Valuation $m	Book Value 30 Jun 04 $m (10)
MIXED									
Brisbane Transit Centre	50								
QLD	Units in Trust	Nov 1997	42.6	47.1	Jun 2004	Colliers International			54.9 (2)
	Shares in Company	Nov 1997	0.7	0.7		SR Andrew, FAPI			0.7
				47.8			55.6	-	55.6
Melbourne Central	100								
VIC		May 1999	410.2						
		Mar 2001	17.1						
		(3)	3.5						
			430.8	614.5	Sep 2001	Knight Frank	465.0	176.2	641.2
						JA Perillo, AAPI			
Total Mixed									696.8
INDUSTRIAL									
Harvey Road	100	May 1999	24.9	24.9	Mar 2002	JLL Capital Markets	24.9	-	24.9
Kings Park NSW						RJ Ewing, AAPI			
Part Cil-West Industrial Estate	100	Aug 1994	60.0	69.3	Mar 2003	FPDSavills	55.3	6.7	62.0
Grieve Pde & Dohertys Road						R Bowman, AAPI			
Altona North VIC									
Quad 1, Parkview Drive	100	Jun 2001	15.5	15.6	Jun 2004	Colliers International	16.8	-	16.8
Homebush Bay NSW	Leasehold					A Graham, AAPI			
Quad 2, Parkview Drive	100	Dec 2001	2.3	15.8	Jun 2004	Colliers International	18.7	-	18.7
Homebush Bay NSW	Leasehold					A Graham, AAPI			
Quad 3, Parkview Drive	100	Mar 2003	2.7	16.3	-	-	-	-	16.3
Homebush Bay NSW	Leasehold								
Quad 4, Parkview Drive	100	Jun 2004	2.7	2.7	-	-	-	-	2.7
Homebush Bay NSW	Leasehold								
Herb Elliott	100	Jun 2004	8.5	8.5	-	-	-	-	8.5
Homebush Bay NSW	Leasehold								
Figtree Drive	100	Jun 2004	10.2	10.2	-	-	-	-	10.2
Homebush Bay NSW	Leasehold								
7 Parkview Drive	100	May 2002	16.1	16.1	-	-	-	-	16.1
Homebush Bay NSW	Leasehold								
Austrak Business Park,	50	Oct 2003	47.8	69.1	-	-	-	-	69.1
Somerton VIC									
11 Grand Ave, Camellia	100	May 1998	9.9	57.0	Sep 2003	Knight Frank	58.0	1.1	59.1
Camellia NSW						WR Retallick, FAPI			
15 Berry Street	100	Nov 2000	10.0	10.0	Sep 2003	Knight Frank	10.8	-	10.8
Granville NSW						WR Retallick, FAPI			
19 Berry Street	100	Dec 2000	18.8	18.9	Sep 2003	Knight Frank	20.5	-	20.5
Granville NSW						WR Retallick, FAPI			
General Property Trust									325.5
Total Industrial									325.5
HOTEL & TOURISM									
Ayers Rock Resort	100	Dec 1997	231.9	351.8	Mar 2004	JLL Hotels	353.8 (4)	3.8	357.6
NT	Part leasehold					MA Cooper, AAPI			
	Shares in Company	Sep-2003	8.0	8.0					8.0 (5)
									17.9 (6)
Cape Tribulation Resorts	100	Mar 2002	11.5	19.1	-	-	-	-	19.1
QLD	Part leasehold								
Wildman River	100	Jun 2001	0.5	1.0	Mar 2004	JLL Hotels	0.5	-	0.5
NT	Part leasehold					MA Cooper, AAPI			
Four Points by Sheraton Hotel	100	May 2000	145.1	166.0	Mar 2002	Colliers International	136.0	8.9	144.9
Sydney, NSW	Leasehold					R McIntosh, FAPI			
	Security Deposit								(7.0) (7)
									137.9
161 Sussex St Pty Limited	Loan								2.8 (8)
	40								(0.1) (9)
	Refer Note 6								
Total Hotel & Tourism									543.7
Total Investment Properties									7,758.9

(1) Freehold, unless otherwise stated.
(2) Share of Associate's property assets. The value of the Trust's interest in the Associate's property assets is included in the valuation.
(3) Acquisition costs.
(4) Valuation for Ayers Rock Resort was $360m, of which $6.2m related to plant and equipment owned by Voyages Hotels & Resorts Pty Limited.
(5) Equity in Voyages Hotels & Resorts Pty Limited.
(6) Represents loan to Voyages Hotels & Resorts Pty Limited which primarily relates to Ayers Rock Resort
(7) Security deposit held by GPT.
(8) Loan to 161 Sussex Street for purchase of business assets. Undrawn finance facilities of 161 Sussex Street at balance date total $2 million (GPT share).
(9) Share of 161 Sussex Street property related net liabilities which have been included as property (refer Note 1(b)).
(10) Properties that have been independently valued in the last twelve months are carried at that valuation, except where capital expenditure has been incurred subsequent to valuation. Properties on which such capital expenditure has been incurred and properties which have not been independently valued in the last twelve months are carried at Directors' valuation.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

	Consolidated - Half-Year	
	30 Jun 2004 $m	31 Dec 2003 $m

6. Investment properties (Continued)

Additions to existing investments

During the period ended 30 June 2004 the following additions were made to existing property investments:

Retail	34.0	45.5
Office	75.9	69.9
Mixed	55.9	61.9
Industrial	10.4	24.1
Hotel & Tourism	12.6	12.1
	188.8	213.5

Additions to property include capitalised interest on redevelopment of $9.9 million using an interest rate of 6.87% (half-year to Dec 2003: $11.2 million using 6.78%).

Melbourne Central

Daimaru vacated the centre in July 2002. Under the terms of the early lease cessation, the Trust received a cash sum equivalent to five years gross rent. Rental top up of $9.0 million has been recognised during the period to June 2004. Construction commenced in November 2002 on the redevelopment of Melbourne Central. The total development cost is $244.8 million with forecast completion in December 2004. A major expansion and refurbishment of the office tower lobby is forecast to complete in August 2004.

Macarthur Square

A Development Application was approved in December 2003 for the $190 million (GPT's share $95 million) expansion of Macarthur Square. Construction will commence in the second half of 2004 and is programmed for completion late 2005.

Penrith Plaza

A Development Application was approved in June 2004 for the $138 million expansion of Penrith Plaza. Construction commenced in June 2004 and is programmed for completion mid 2006.

Forestway Shopping Centre

The upgrade of Forestway was completed in March 2004. The final development cost was $4.7 million.

Homemaker City Aspley

A Development Application was approved in April 2004 for a $7 million remix of Homemaker City Aspley. Construction commenced in June 2004 and is programmed for completion late 2004.

Rouse Hill Town Centre

A Masterplan Development Application was approved in March 2004 for the Rouse Hill Regional Centre. Construction on the town centre component is expected to commence in early 2005 and is programmed for completion late 2006.

The National Stage 1 and Stage 2

Stage 1 of the new National Australia Bank ('NAB') 56,000 sqm office development in Docklands, Melbourne achieved practical completion in October 2003. Stage 2 achieved practical completion in May 2004. The end cost of the development after enhancements agreed with the NAB is expected to be approximately $242 million.

Australia Square, Sydney

Major upgrade works to the public areas and to the Plaza Building at an estimated cost of $12 million (GPT's share $6 million) were completed in June 2004.

Austrak Business Park, Somerton, Victoria

GPT acquired a 50% interest in the Austrak Business Park at Somerton, Victoria in October 2003 for $47.8 million including acquisition costs. The investment comprises 58,000 sqm of investment properties, an intermodal rail terminal and 56 hectares of serviced industrial land. GPT has entered into a joint venture with Austrak AFM Pty Ltd (owners of the other 50% interest) to develop the land. As part of the acquisition GPT was required to reimburse the vendor for site works undertaken post acquisition.

The Quad, Parkview Drive, Homebush Bay

Construction of The Quad 3 building was completed in June 2004 at a cost of $15.8 million.

Ayers Rock Resort

During the first half of the year, a new retail outlet was added to the Outback Pioneer Hotel ($490,000) and the resort conference centre was refurbished ($350,000). In addition, Longitude 131 reopened after closure due to bush fire damage in October 2003. The replacement cost of Longitude 131 is fully insured, although approximately $1.5m of enhancements were included in the rebuild at GPT's cost (primarily increased fire protection and an improved arrival area).

Four Points Hotels - Retail/Commercial Precinct

The Corn Exchange building which adjoins the Four Points Hotel is currently being converted into office space. This space had previously been used for restaurant and retail uses. The cost of conversion is approximately $2.0m and will be tenanted by Voyages Hotels & Resorts when completed in September 2004.

6. Investment properties (Continued)

Purchase of Investments

Darling Park Stage 3

In April 2004 GPT purchased the Darling Park 3 leasehold and entered a development agreement with Lend Lease Development to develop the 29,000sqm final tower of the Darling Park complex. Approximately 60% of the space has been precommitted to Marsh and Mercer. Forecast cost to completion in May 2006 is $228 million.

Homemaker City Fortitude Valley - Stage 2

In March 2004, GPT acquired a land parcel on which Stage 2 of the Homemaker City Fortitude Valley will be developed. The completed centre is being acquired for approximately $52 million, including land. The centre is programmed for completion late 2004.

The Quad, Parkview Drive, Homebush Bay

The Quad 4 leasehold title was acquired in June 2004 for $2.7 million including acquisition costs. Quad 4 site forms part of the Quad Business Park complex which is being developed by GPT.

8 Herb Elliot Avenue, Homebush Bay

GPT exchanged contracts to acquire an investment in Homebush Bay NSW for $8.5 million including acquisition costs.

7 Figtree Drive, Homebush Bay

GPT exchanged contracts to acquire an investment in Homebush Bay NSW for $10.2 million including acquisition costs.

Joint venture investment arrangements

Sunshine Plaza

GPT and Australian Prime Property Fund Retail ('APPFR') entered into a JVIA with the Commonwealth Bank of Australia ('CBA') in 1994. Under the terms of the JVIA:

(a) A ground lease has been granted to the CBA for land owned by GPT and APPFR.

(b) GPT and APPFR make deposits with the CBA and receive a return on those deposits based on the income of the Centre. These deposits are repayable in 2006 or on termination of the ground lease or at its expiry.

(c) GPT has a right to terminate the ground lease each year over a five year period commencing June 2002. As contemplated under the terms of the JVIA, GPT and APPFR have lodged a notice to CBA to unwind the JVIA. When the right is exercised a payment is made to CBA under a formula based on the valuation of the Centre at development completion ($284 million) and termination date and the CBA will refund the deposits made by GPT. GPT's obligations in the JVIA are limited to its 50% share.

Other Information

Ayers Rock Resort

The property is owned by GPT. The hotel businesses are owned and operated by Voyages Hotels & Resorts Pty Limited, which is wholly owned by GPT Hotel Management Pty Limited. GPT has leased the resort to Voyages Hotels & Resorts Pty Limited. GPT Hotel Management Pty Limited is a company with A and B Class shares. The A Class shares of GPT Hotel Management Pty Limited carry only voting rights and they are owned by GPT Operating Company Trust on behalf of the Unitholders of GPT. The B Class shares of GPT Hotel Management Pty Limited are owned by GPT and carry the income entitlement.

Cape Tribulation Resorts

These properties are owned by GPT and leased to Voyages Hotels & Resorts Pty Limited.

Four Points by Sheraton Hotel

The property is wholly owned by GPT. GPT also has a 40% interest in an associated company, 161 Sussex Street Pty Limited ('the Company') which leases and operates the hotel. Starwood Pacific Hotels Pty Limited ('Starwood'), a wholly owned subsidiary of Starwood Hotels and Resorts Worldwide Inc. owns the remaining 60% interest.

In May 2000, the Company leased the hotel from GPT for ten years, with the Company having an option to extend the lease for a further term of five years. After May 2005 the lease may be terminated by GPT if the hotel is sold. The Company has provided a security deposit of $7.0 million.

At the time of acquisition, GPT provided $4.0 million by way of loan to the Company to fund its purchase of business assets, the payment of the security deposit and initial working capital requirements. Since acquisition GPT has invested an additional $2.6 million in the Company. The Company has also repaid $1.2 million of GPT's loan in previous years hence the loan balance at June 2004 is $2.8 million.

General Property Trust and its Controlled Entities

Notes to Financial Statements

	Consolidated 30 Jun 2004 $m	Consolidated 31 Dec 2003 $m

7. Commitments

(a) Capital expenditure

At balance date capital expenditure approved but not provided for in the financial report:

	30 Jun 2004 $m	31 Dec 2003 $m
Directly held investment properties		
Austrak Business Park, Somerton	1.6	5.6
Australia Square	3.9	5.2
Casuarina Square	0.5	0.7
Charlestown Square	4.1	-
Citi-West Industrial Park	-	3.0
Erina Fair	-	0.2
11 Grand Avenue, Camellia	0.2	0.8
MLC Centre	5.0	4.6
Penrith Plaza	124.5	5.7
Plaza Parade	-	0.2
Quad 3	-	8.8
Quad 4	1.0	-
Riverside Centre	0.7	3.9
Sunshine Plaza	0.4	0.1
Woden	1.5	0.3
Other properties	0.2	2.9
Unlisted controlled entities		
530 Collins St	0.7	0.8
Homemaker City Aspley	6.4	-
Ayers Rock Resort	2.2	0.9
Homemaker City Castle Hill	1.1	-
Darling Park Stage 3	175.7	-
The National, Stages 1 & 2	16.3	59.5
Floreat Forum	0.1	1.1
Homemaker City Fortitude Valley Stage 2	32.8	-
Macarthur Square	3.9	-
Melbourne Central	90.0	124.5
Parkmore Shopping Centre	0.9	1.4
Other properties	2.4	6.5
Investments in Associates		
Darling Park and Darling Park Property Trust	1.7	4.3
Erina Property Trust	-	0.1
Horton Trust	-	0.1
2 Park St Trust	-	2.1
	476.8	242.9
Due within 1 year	333.0	241.3
Due between 1 and 5 years	143.8	1.6
	476.8	242.9

(b) Investments

At balance date deposit commitments existed in respect of interests in JVIA contracted but not provided for in the financial report (refer Notes 6 and 9):

	30 Jun 2004 $m	31 Dec 2003 $m
Sunshine Plaza		
Due within 1 year	4.7	4.7
Due between 1 and 5 years	9.0	9.0
Due later than 5 years	-	-
	13.7	13.7

(c) Operating leases

Estimated aggregate amount of operating lease expenditure agreed or contracted but not provided for in the financial report.

	30 Jun 2004 $m	31 Dec 2003 $m
Due within 1 year	0.2	0.3
Due between 1 and 5 years	0.9	0.9
Due between 5 years and expiry date of leases	2.4	2.6
	3.5	3.8

Notes to Financial Statements

	Consolidated 30 Jun 2004 $m	Consolidated 31 Dec 2003 $m
8. Shares in Associates (Masterplanned Urban Communities)		
Lend Lease (Twin Waters) Pty Limited	6.9	5.5
Lend Lease GPT (Rouse Hill) Pty Limited	2.3	1.0
	9.2	6.5

Rouse Hill Regional Centre

In October 2003, a joint venture company owned 49% by GPT and 51% by Lend Lease entered into an agreement with the Department of Infrastructure, Planning and Natural Resources ('DIPNR') and Landcom to jointly develop, under a land management model, a regional centre at Rouse Hill. The project includes over 1,500 residential lots, a mixed use Town Centre and supporting infrastructure. GPT will develop and own the Town Centre, consisting of a retail market place, home living retail, commercial and learning space.

Twin Waters Resort

In October 2003, a joint venture company owned 49% by GPT and 51% by Lend Lease acquired the Twin Waters Resort and golf course for redevelopment into a resort and residential community. The re-development will include 370 dwellings, whilst the golf course, central and leisure facilities are to be on-sold to specialist operators.

9. Other assets

	30 Jun 2004 $m	31 Dec 2003 $m
Deposits		
Deposits at cost - Sunshine Plaza	74.6	74.6
Loans to Associates		
Lend Lease (Twin Waters) Pty Limited	16.5	16.7
Lend Lease GPT (Rouse Hill) Pty Limited	5.9	2.9
	22.4	19.6
Leasing Costs		
Leasing costs at cost	2.8	-
Less accumulated amortisation	(0.1)	-
	2.7	-
	99.7	94.2

Reconciliation

Reconciliations of the carrying amounts of other assets at the beginning and end of the current and previous reporting period are set out below.

	30 Jun 2004 $m	31 Dec 2003 $m
Carrying amount at start of the reporting period	94.2	70.0
Additions to Deposits	-	4.6
Additions to Loans to Associates	2.8	19.6
Additions to Leasing Costs	2.7	-
Carrying amount at end of the reporting period	99.7	94.2

General Property Trust and its Controlled Entities

Notes to Financial Statements

	Consolidated 30 Jun 2004 $m	Consolidated 31 Dec 2003 $m
10. Payables - Current		
Trade creditors	133.0	135.4
Creditors - other	2.9	3.3
- related party	2.2	2.2
Responsible Entity's fee	11.2	6.4
	149.3	147.3
11. Interest bearing liabilities - Current		
Short and Medium Term Notes (refer Note 1(e) and Note 20)	1,170.0	775.0
12. Provisions		
Distributions payable	110.9	105.3
13. Interest bearing liabilities - Non-current		
Medium Term Notes (refer Note 1(e) and Note 20)	902.0	1,227.0
CPI Coupon Indexed Bonds	125.0	125.0
	1,027.0	1,352.0
14. Contributed equity		
2,016,716,610 (Dec 2003: 1,949,716,610) units	4,598.5	4,400.8

Movements in units at issue price

	Consolidated 30 Jun 2004 Number of Units millions	Consolidated 30 Jun 2004 Amount at Issue Price $m
Balance at the beginning of the reporting period	1,949.7	4,400.8
New issues:		
Private placement		
Proceeds from issue of units (net of transaction costs)	67.0	200.3
Less: distribution entitlement relating to pre issue		(2.6)
Balance at the end of the reporting period	2,016.7	4,598.5

On 2 April 2004, 67 million units were issued via a private placement to raise $203 million. Units were allotted on 8 April 2004 at $3.03 under the placement, representing a 1.5% discount to 3 day volume weighted average (VWAP) of $3.077. The units were entitled to the full March 2004 quarter distribution and subsequent distributions.

	Consolidated 31 Dec 2003 Number of Units millions	Consolidated 31 Dec 2003 Amount at Issue Price $m
Balance at the beginning of the reporting period	1,949.7	4,400.8
New issues:		
Balance at the end of the reporting period	1,949.7	4,400.8

Distribution reinvestment plan

The Trust operated a distribution reinvestment plan ('DRP') under which holders of ordinary units elected to have all or part of their distribution entitlements satisfied by the issue of new ordinary units rather than being paid in cash. Units were issued under the plan at a 2% discount to the market price. The DRP has been terminated and has not applied to the distribution for any of the quarters of 2003 and 2004.

Notes to Financial Statements

	Consolidated - Half-Year	
	30 Jun 2004 $m	31 Dec 2003 $m

15. Asset revaluation reserve

Nature and purpose of reserve

Asset revaluation reserve

The asset revaluation reserve is used to record increments and decrements on the revaluation of non-current assets, as described in accounting policy Note 1(d). The reserve is predominantly comprised of unrealised gains resulting from the revaluation of the Trust's property investments. The balance, or any part of the balance, standing to the credit of the reserve may be transferred to the Trust's distributions. During the reporting period $Nil (half-year to Dec 2003: $Nil) was transferred to distributions.

	30 Jun 2004 $m	31 Dec 2003 $m
Balance at the beginning of the reporting period	907.1	709.8
Increases/(decreases):		
Directly held investment properties		
Australia Square	(9.3)	-
Borec House	-	0.1
11 Grand Ave, Camelia	-	2.1
Charlestown Square	-	51.5
Charlestown Convenience Centre	-	(0.1)
Dandenong Plaza	-	2.0
Erina Fair	-	24.3
15 Berry Street, Granville	-	0.8
19 Berry Street, Granville	-	1.6
MLC Centre	(22.5)	-
Penrith Plaza	-	17.7
Plaza Parade	-	0.4
Riley Square	-	0.2
Quad 1, Homebush	1.0	
Quad 2, Homebush	2.9	
Sunshine Plaza	-	4.6
Reserves attributable to controlled entities		
Ayers Rock Resort	10.2	-
Wildman River	(0.5)	-
Wollongong Central	-	20.0
Floreat Forum	(0.7)	-
Macarthur Square	-	14.2
Parkmore Shopping Centre	25.9	-
Homemaker City Bankstown	-	4.4
Homemaker City Cannon Hill	-	1.2
Homemaker City Fortitude Valley	-	0.5
Homemaker City Jindalee	-	6.2
Homemaker City Maribyrnong	-	8.7
IKEA Building, Prospect	-	0.5
10 & 12 Mort Street	-	(1.0)
530 Collins Street & 120 King Street	-	(3.2)
179 Elizabeth Street	-	10.1
HSBC Centre, 580 George St	2.3	-
The National, Stage 1	7.3	-
Reserves attributable to Associates		
Brisbane Transit Centre	4.0	-
Darling Park	(9.5)	-
Erina Fair	-	12.1
Horton Parade/Maroochydore Superstore	-	0.2
Citigroup Centre	-	18.2
Net increase in valuations	11.1	197.3
Balance at the end of the reporting period	918.2	907.1

General Property Trust and its Controlled Entities

Notes to Financial Statements

	Consolidated 30 Jun 2004 $m	Consolidated 31 Dec 2003 $m
16. Total equity		
This represents amounts subscribed for units and options together with total reserves resulting in a net tangible asset backing of $2.74 (Dec 2003:$2.73) per unit based on the number of GPT current units.	5,523.6	5,315.5

	Consolidated 30 Jun 2004	Consolidated 30 Jun 2003
17. Notes to the Statement of Cash Flows		
(a) Reconciliation of net operating income to net cash provided by operating activities		
Net operating income	216.5	208.6
Interest capitalised	(9.9)	(6.3)
Net cash provided by operating activities before changes in assets and liabilities	206.6	202.3
Responsible Entity's fee	4.8	(2.4)
(Increase)/decrease in receivables	(6.6)	3.0
Increase/(decrease) in payables	(20.3)	(18.5)
Net cash provided by operating activities	184.5	184.4
(b) Reconciliation of Cash		
Disclosed in Statement of Financial Position as: Cash	52.5	46.4
18. Earnings per unit		
	10.9	10.7
(Net operating income divided by weighted average number of units)		
Weighted average number of ordinary units on issue during the reporting period used in the calculation of basic earnings per unit - (millions)	1,992.8	1,949.7

Notes to Financial Statements

		Consolidated - Half-Year	
		30 Jun 2004 $m	30 Jun 2003 $m

19. Investments in controlled entities and Associates

Name of Entity	Interest %	Contribution to net operating income	
Parent entity			
General Property Trust		50.4	64.8
Controlled entities			
GPT Hotel Trust	100	-	-
Ayers Rock Resort Trust	100	16.1	14.4
GPT Hotel (Darling Harbour) Trust	100	7.2	6.2
GPT Industrial Trust (formerly known as Wales House Trust)	100	-	-
GPT Industrial (Somerton) Trust	100	1.2	-
GPT Pty Limited	100	-	-
GPT Residential Trust (formerly GPT Office Trust)	100	-	-
GPT Residential (Rouse Hill) Trust	100	0.1	-
GPT Residential (Twin Waters) Trust	100	0.7	-
GPT Subsidiary Holding Trust	100	-	-
GEM Retail Property Trust	100	30.3	29.7
Homemaker Retail Property Trust	100	16.9	15.3
Whitnall Pty Ltd	100	-	-
GEM Commercial Property Trust	100	(1.7)	0.4
Growth Equities 530 Collins Street Trust	100	11.8	12.9
Growth Equities 580 George Street Trust	100	9.6	8.9
New Property Investment Trust No. 1	100	2.8	2.8
GEM Allendale Trust	100	-	-
GPT Victoria Harbour No 1B Trust	100	-	-
GPT Victoria Harbour No 1A Trust	100	5.2	-
GPT Victoria Harbour No 2B Trust	100	-	-
GPT Victoria Harbour No 2A Trust	100	0.1	-
Melbourne Central Holdings Pty Ltd	100	-	-
Melbourne Central Unit Trust	100	21.3	23.0
Melbourne Central Custodian Pty Ltd	100	-	-
		121.6	113.6
Associates			
Erina Property Trust	50	3.8	2.2
Darling Park Trust	50	11.4	9.5
Darling Park Property Trust	50	7.0	7.0
1 Farrer Place Trust	50	7.9	-
Horton Trust	50	0.6	0.5
Roma Street Trust	50	2.5	2.5
Lend Lease GPT (Rouse Hill) Pty Limited	49	-	-
Lend Lease Twin Waters Resort Pty Limited	49	0.5	-
2 Park Street Trust	50	10.4	9.4
161 Sussex St Pty Limited	40	0.4	(0.9)
		44.5	30.2
		216.5	208.6

All equity interests, as described in Note 6, issued by GPT and its controlled entities are ordinary interests.

All Associates have a reporting period of 30 June, except for Horton Trust and 161 Sussex St Pty Limited which have a reporting period of 31 December.

Notes to Financial Statements

	Consolidated - Half-Year	
	30 Jun 2004 $m	31 Dec 2003 $m
19. Investments in controlled entities and Associates (Continued)		
Reserves attributable to Associates		
Asset revaluation reserve		
Balance at the beginning of the reporting period	56.3	25.8
Revaluations during the reporting period	(5.5)	30.5
Balance at the end of the reporting period	50.8	56.3
Movements in carrying amount of investments in Associates		
Carrying amount of investments at the beginning of the reporting period	1,190.4	885.6
Net operating income attributable to associates	44.5	33.5
Less: Distributions received/receivable	(44.5)	(33.5)
Incidental costs on acquisition	-	-
Issue of equity	29.5	274.3
Redemption of equity	-	-
Share of movements in asset revaluation reserve	(5.5)	30.5
Carrying amount of investments at the end of the reporting period	1,214.4	1,190.4
Summary of the financial position of Associates		
The recognised amounts of aggregate assets and liabilities of associates are:		
Assets	1,263.0	1,230.0
Liabilities	(48.8)	(40.6)
Share of net assets of Associates	1,214.2	1,189.4
Incidental costs on acquisition prior to latest revaluation of Associates' assets	0.2	1.0
Carrying amount of investments at the end of the reporting period	1,214.4	1,190.4

Share of Associates' capital expenditure commitments - refer Note 7

Share of Associates' financing facilities - refer Note 6

	Consolidated 30 Jun 2004 $m	Consolidated 31 Dec 2003 $m
20. Finance facilities		
Bank stand-by facilities	400.0	400.0

The Trust has stand-by facilities of $400 million (Dec 2003: $400 million) to provide liquidity backup for the Short Term/Medium Term Note Programme which were not utilised at balance date. $200 million matures on 30 October 2004 and a further $200 million matures on 22 November 2004. It is anticipated that it will be possible to extend all facilities.

Short Term Note / Medium Term Note Programme

The Short Term/Medium Term Note Programme ('the Programme') is a revolving, non-underwritten, debt programme. The Programme provides flexible short term and medium term funding to enable the Trust to fund commitments and to act promptly on investment opportunities. The Programme can be terminated at the discretion of the Trust and is unsecured. The value of the notes issued under the Programme is limited by the Trust constitution. The constitution limits the amount of debt to no more than 40% of the total assets. At 30 June 2004 the percentage of debt to total assets is 27.5%.

	30 Jun 2004 $m	31 Dec 2003 $m
Maximum amount of Short Term Notes on issue during the period	665.0	595.0
Amount of Short Term Notes outstanding at the end of the period	665.0	595.0
Maximum amount of Medium Term Notes on issue during the period	1,407.0	1,407.0
Amount of Medium Term Notes outstanding at the end of the period	1,407.0	1,407.0

CPI Coupon Indexed Bonds

On 10 December 1999, the Trust issued CPI Coupon Indexed Bonds totalling $125 million. The securities will expire on 10 December 2029 and have a current coupon of 6.87%. The coupon compounds quarterly at the rate of CPI.

Finance Facilities as at 30 June 2004

	Notes	Total	Non-interest bearing	Floating interest rate	FIXED INTEREST MATURING IN: 1 year or less	Over 1 year to 5 years	More than 5 years
		$m	$m	$m	$m	$m	$m
Financial assets							
Cash and deposits		52.5	-	52.5	-	-	-
Receivables	4	48.5	48.5	-	-	-	-
		101.0	48.5	52.5	-	-	-
Weighted average interest rate				5.2%			
Financial liabilities							
Interest bearing liabilities	11,13	2,197.0	-	1,287.0	200.0	510.0	200.0
Trade and other payables	10	149.3	149.3	-	-	-	-
Interest rate swaps		-	-	(1,125.0)	450.0	745.0	(70.0)
Forward start interest rate swaps		(400.0)	-	-	(450.0)	50.0	-
Forward start interest rate swap maturities		400.0	-	-	-	100.0	300.0
		2,346.3	149.3	162.0	200.0	1,405.0	430.0
Weighted average interest rate				5.8%	5.3%	5.7%	5.4%
Net financial liabilities		(2,245.3)	(100.8)	(109.5)	(200.0)	(1,405.0)	(430.0)

Unrealised losses on interest rate swaps totalling $0.7 million (Dec 2003: $3.8 million unrealised losses) have not been recognised in the financial statements as it is intended the Trust will retain these swaps to maturity.

The net fair value of all other financial assets and liabilities approximates their carrying value.

20. Finance facilities (Continued)

Finance facilities as at 31 December 2003

	Notes	Total	Non-interest bearing	Floating interest rate	FIXED INTEREST MATURING IN 1 year or less	Over 1 year to 5 years	More than 5 years
		$m	$m	$m	$m	$m	$m
Financial assets							
Cash and deposits		44.0	-	44.0	-	-	-
Receivables	4	46.0	46.0	-	-	-	-
		90.0	46.0	44.0	-	-	-
Weighted average interest rate				4.8%			
Financial liabilities							
Interest bearing liabilities	11, 13	2,127.0	-	1,217.0	100.0	610.0	200.0
Trade and other payables	10	147.3	147.3	-	-	-	-
Interest rate swaps		-	-	(730.0)	190.0	640.0	(100.0)
Forward start interest rate swaps		(435.0)	-	-	(285.0)	(100.0)	(50.0)
Forward start interest rate swap maturities		435.0	-	-	-	185.0	250.0
		2,274.3	147.3	487.0	5.0	1,335.0	300.0
Weighted average interest rate				5.7%	5.7%	5.9%	6.5%
Net financial liabilities		(2,184.3)	(101.3)	(443.0)	(5.0)	(1,335.0)	(300.0)

Notes to Financial Statements
Half-Year ended 30 June 2004

21. Segment Information

Primary reporting - business segments

	Retail $m	Office $m	Industrial $m	Hotel and Tourism $m	Masterplanned Urban Communities $m	Consolidated $m
Half-Year ended 30 June 2004						
Total segment revenue	188.2	97.9	12.6	23.8	0.7	323.2
Share of net profit of Associates	4.4	38.9	-	0.7	0.5	44.5
Unallocated revenue						1.1
Revenue from ordinary activities						368.8
Segment result	144.0	109.2	10.7	24.6	1.2	289.7
Responsible Entity's fee and other						(21.2)
Borrowing costs						(52.0)
Net operating income						216.5
Half-Year ended 30 June 2003						
Total segment revenue	175.2	91.2	10.3	21.7	-	298.4
Share of net profit of Associates	2.6	28.2	-	(0.6)	-	30.2
Unallocated revenue						43.5
Revenue from ordinary activities						372.1
Segment result	132.8	97.1	8.6	20.8	-	259.3
Responsible Entity's fee and other						(13.4)
Borrowing costs						(37.3)
Net operating income						208.6

22. Transactions with Lend Lease Group

The Responsible Entity of the Trust is GPT Management Limited, a wholly owned subsidiary of Lend Lease Corporation Limited.

Details of the Responsible Entity's fee are disclosed in Note 3. The Responsible Entity's immediate and ultimate holding company is Lend Lease Corporation Limited.

All dealings between the Trust and Lend Lease Corporation Limited and its controlled entities and related parties ('Lend Lease') are on normal commercial terms and conditions and material dealings are reviewed by the Audit and Risk Management Committee. All contracts are subject to commercial appraisal, on a basis acceptable to the Responsible Entity, by an external valuer or a qualified external party approved by the Responsible Entity.

The following transactions have taken place with the Lend Lease Group during the reporting period:

	Consolidated	
	30 Jun 2004 $m	30 Jun 2003 $m
Capital expenditure in relation to contracts for development, refurbishment and upgrades	134.8	122.0
Purchase of Darling Park Stage 3	30.0	0.9
Property management including property maintenance and insurance	14.4	13.8
Rental income from Lend Lease Group	5.8	4.1
Income guaranteed by Lend Lease under development and sale agreements	0.2	0.2
GPT's share of Associates Responsible Entity fee	-	0.9

Lend Lease Group companies or trusts managed by a Lend Lease Group company held units in the Trust at 30 June 2004 as follows:

	30 Jun 2004 Units	31 Dec 2003 Units
GPT Management Ltd as Trustee and Responsible Entity for the GPT Split Trust	21,535,001	22,109,712
Lend Lease Corporation Limited	17,300,373	-

23. International Financial Reporting Standards

The Trust will prepare its audited financial statements for the half year ending 30 June 2005 and the year ending 31 December 2005 in compliance with Australian equivalents to International Financial Reporting Standards (IFRS). The financial statements for 2004 will be the last annual financial statements to be prepared according to Australian generally accepted accounting practices (AGAAP). The financial statements for the half year ending 30 June 2005 and the year ending 31 December 2005 will include comparative amounts that have been restated to comply with the Australian equivalents to IFRS. Most adjustments required on transition to IFRS will be made retrospectively against opening retained earnings on 1 January 2004.

23. International Financial Reporting Standards (Continued)

GPT Management Limited, the Responsible Entity of the Trust, started a project to address IFRS conversion in early March 2003, under the management of its Chief Financial Officer. IFRS training of personnel has been initiated and will continue during 2004. To date most of the IFRS have been analysed and a number of accounting policy changes that will be required have been identified. Based on management's current interpretation of those standards and proposals that are expected to apply to GPT from 1 January 2005, the following key differences in accounting policies are likely to arise:

(a) Investment Property. Investment properties will continue to be measured at fair value however, movements in fair value will be recognised in the Statement of Financial Performance instead of being recorded directly in equity.
Certain real estate investments currently classed as investment property, such as properties under construction, may not meet the IFRS definition of investment property. Therefore, a separate class of assets may be shown on the face of the Statement of Financial Position.

(b) Financial Instruments: Recognition and Measurement. The method of accounting for derivative financial instruments that are entered into to hedge the Trust's exposure to interest rate movements will change. The fair value movements in these instruments are not currently reflected on the face of the Statements of Financial Performance or Financial Position. Under IFRS these instruments will be stated at fair value on the face of the Statement of Financial Position and movements in fair value will be recorded in either equity or the Statement of Financial Performance depending on whether the instruments meet the IFRS hedge definition.

(c) Lease Incentives. IFRS provides guidance on the accounting treatment of lease incentives. As a result, where lease incentives are paid, a new asset will be created on the Statement of Financial Position and this will be amortised over the life of the lease(s) that it relates to. The amortisation charge will be taken to the Statement of Financial Performance.

The differences described above should not be regarded as a complete list of changes in accounting policies that will result from the transition to IFRS, as not all standards have been analysed as yet, and some decisions have not yet been made where choices of accounting policy are available. Furthermore, regulatory bodies that promulgate AGAAP and IFRS have significant ongoing projects that could affect the differences between AGAAP and IFRS described above. For these reasons it is not yet possible to quantify the impact of the transition to IFRS on the Group's financial position and reported results.

While the application of IFRS may introduce volatility into GPT's reported results this will not affect GPT's cash position or the distributions that it pays to unitholders. In April 2004, unitholders approved an amendment to the GPT Constitution which enables GPT to continue to distribute underlying earnings rather than its accounting income as determined under IFRS.

24. Matters subsequent to the end of the reporting period

P&O Australian Resorts

On 7 July 2004, GPT in conjunction with Voyages Hotels & Resorts Pty Limited exchanged contracts for the purchase of P&O Australian Resorts (POAR), the largest owner-operator of nature-based resorts in Australia. The portfolio includes Silky Oaks Lodge and the Dunk, Bedarra, Brampton, Lizard, Heron and Wilson Island resorts, all located in Queensland as well as Cradle Mountain Lodge in Tasmania. GPT and Voyages investment, including acquisition and project completion costs (in respect of Dunk Island and Wrotham Park), is expected to be $225 - $227 million. Completion is expected by the end of July 2004.

Merger proposal from Lend Lease Corporation Pty Ltd

On 24 May 2004 GPT received a merger proposal from Lend Lease Corporation Limited. For the purpose of considering this proposal the board comprised the independent directors, namely, Peter Joseph, Malcolm Latham, Elizabeth Nosworthy and Ken Moss. On 27 July 2004 the independent directors announced that they were unable to recommend the proposal to GPT unitholders.

25. Other Information

Commencement date of the Trust

The Trust was constituted on 27 November 1970.

Life of the Trust

The life of the Trust is not limited by a term of years. The Trust shall continue whilst the units are listed on the Australian Stock Exchange Limited.

The principal activities of the Trust

GPT was established to provide a vehicle for investors to own a share in a diversified portfolio of Australian property. During the reporting period the Trust principally invested in property investments.

Policies for investments and borrowings by the Trust

The Trust invests in investment grade property to achieve income combined with the opportunity for capital growth for investors over a period of years. Investments in land and buildings are purchased at independent valuation plus acquisition costs. Investments in refurbishments and upgrades are at cost.

Deposits made under development agreements are at normal commercial money market terms.

Under the terms of the Trust Constitution, the Trust may borrow money unsecured or secured by the investments of the Trust. Trust borrowings at 30 June 2004 totalled $2,197 million which is approximately 27.5% (Dec 2003: 27.6%) of total assets. This is within GPT's current policy range of 20-30% of total assets.

Property jointly owned

Retail

Erina Fair is owned 50% by the Trust, through its interest in the property and its 50% interest in Erina Property Trust. The other 50% is owned by Lend Lease Real Estate Investments Limited ('LLREI'), on behalf of the Unitholders in the Australian Prime Property Fund Retail ('APPFR').

Macarthur Square is owned 50% by the Trust. The remaining 50% of Macarthur Square is held by LLREI on behalf of the Unitholders in the APPFR.

The Trust and LLREI have an equal interest in the Sunshine Plaza JVIA. LLREI holds the interest on behalf of the Unitholders in the APPFR.

Horton Parade and the Maroochydore Superstore Plaza are owned 50% by the Trust through its 50% interest in Horton Trust. The remaining 50% of Horton Trust is held by LLREI on behalf of the Unitholders in the APPFR.

Plaza Parade in Maroochydore is owned 50% by the Trust. The remaining 50% of Plaza Parade is held by LLREI on behalf of the Unitholders in the APPFR.

Office

Australia Square is owned 50% by the Trust. The remaining 50% is owned by Paladin Australia Limited on behalf of the Unitholders in the Deutsche Office Trust.

The Trust has a 50% interest in the Darling Park Complex. This interest comprises a 50% interest in the Darling Park Trust (through GEM Commercial Property Trust) which holds a 60% interest in the Complex and a 50% interest in Darling Park Property Trust (through GEM Commercial Property Trust) which holds a 40% interest in the Complex. An additional 50% interest in the Complex is held by funds comprising the remaining 50% interest in the Darling Park Trust owned by the Ronin Property Group, and the remaining 50% interest in Darling Park Property Trust is owned by AMP Capital Investors Limited on behalf of the AMP Wholesale Office Fund.

The MLC Centre is owned 50% by the Trust. The remaining 50% is owned by Queensland Investment Corporation.

25. Other Information (Continued)

Citigroup Centre is owned 50% by the Trust. The remaining 50% is owned by Macquarie Office Management Limited on behalf of the Unitholders in the Macquarie Office Trust.

1 Farrer Place is owned 50% by the 1 Farrer Place Trust, of which GPT has a 50% interest and the other 50% being owned by LLREI on behalf of the Unitholders in the Australian Prime Property Fund Commercial ('APPFC'). The remaining 50% is owned by Deutsche Asset Management (Australia) Limited on behalf of the Unitholders of Deutsche Office Trust.

Industrial

The Austrak Business Park is owned 50% by GPT (through the GPT Industrial Trust) with the remaining 50% being owned by Austrak AFM Pty Ltd.

Mixed

The Brisbane Transit Centre is owned by the Roma Street Trust. Roma Street Trust and the B Class shares of Roma Street Operations Pty Limited are owned 50% by the Trust. The remaining 50% interest in Roma Street Trust is held by LLREI on behalf of the Unitholders of APPFC.

Hotel & Tourism

The Trust owns a 40% interest in the assets of 161 Sussex Street Pty Limited. The remaining 60% interest is held by Starwood Pacific Hotels Pty Limited.

Masterplanned Urban Communities

The Trust has a 49% interest in the Twin Waters Resort (through the GPT Residential (Twin Waters) Trust. The remaining interest is held by Lend Lease Development Pty Ltd.

The Trust has a 49% interest in the residential and communities facilities components of the Rouse Hill Regional Centre project (through the GPT Residential (Rouse Hill) Trust. The remaining interest is held by Lend Lease Development Pty Ltd.

Buy-back arrangement

As the Trust is listed buy-back arrangements are not required.

Bonus issues

No bonus issues were made during the reporting period.

Directors' Declaration

The directors of the Responsible Entity declare that the financial statements and notes of the Trust set out on pages 3 to 28:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements' and

(b) give a true and fair view of the Trust's financial position as at 30 June 2004, and of its performance as represented by the results of its operations and its cash flows, for the reporting period ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001, and

(b) there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Director

Director

GPT Management Limited

Sydney
28 July 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwcglobal.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent Audit Report to the Unitholders of General Property Trust

Audit opinion

In our opinion, the financial report of General Property Trust:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the General Property Trust Group (defined below) as at 30 June 2004 and of its performance for the half-year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory professional reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements and the directors' declaration for the General Property Trust Group (the consolidated entity) for the half-year ended 30 June 2004. The consolidated entity comprises both General Property Trust and the entities it controlled during that half-year.

The directors of GPT Management Limited (the 'Responsible Entity') are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order for the trust to lodge the financial report with the Australian Securities and Investments Commission. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence.

Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory professional reporting requirements in Australia, a view

PRICEWATERHOUSECOOPERS

which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in a document containing information in addition to the financial report, our procedures include reading the other information to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of the business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

R D Deutsch
Partner

Sydney
28 July 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwcglobal.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent Audit Report to the Unitholders of General Property Trust

Matters relating to the electronic presentation of the audited financial report

This audit report relates to the financial report of the General Property Trust Group for the half-year ended 30 June 2004 included on the General Property Trust web site. The directors of General Property Trust Management Limited (the Responsible Entity) are responsible for the integrity of the General Property Trust web site. We have not been engaged to report on the integrity of this web site. The audit report refers only to the financial report identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report to confirm the information included in the audited financial report presented on this web site.

Audit opinion

In our opinion, the financial report of General Property Trust:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the General Property Trust Group (defined below) as at 30 June 2004 and of its performance for the half-year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory professional reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements and the directors' declaration for the General Property Trust Group (the consolidated entity) for the half-year ended 30 June 2004. The consolidated entity comprises both General Property Trust and the entities it controlled during that half-year.

The directors of GPT Management Limited (the 'Responsible Entity') are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

PRICEWATERHOUSECOOPERS

Audit approach

We conducted an independent audit in order for the trust to lodge the financial report with the Australian Securities and Investments Commission. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence.

Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory professional reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in a document containing information in addition to the financial report, our procedures include reading the other information to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of the business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

R D Deutsch
Partner

Sydney
28 July 2004

ASX Company Announcement

Date:	Thu Aug 26 13:05:57 2004
Document Image #:	00455652
Announcement Type:	Other
ASX Description:	GPT Merger Implementation Agreement signed for merged LLC

Connect 4 Summary:

Company Summary:

GPT
GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement and Media Release

MERGER IMPLEMENTATION AGREEMENT SIGNED
FOR MERGED LEND LEASE GROUP

26 August 2004

The GPT Board is pleased to announce that the Merger Implementation Agreement for the proposed merger of GPT and Lend Lease Corporation ("Lend Lease") has been signed.

The Merger Implementation Agreement reflects the merger terms and principles agreed and announced to the market on 6 August.

As stated in the GPT announcement of 6 August, the Boards of GPT and Lend Lease expect to circulate the explanatory memoranda during October and to hold relevant investor meetings in November.

The GPT Board recommends that unitholders take no action until they receive a copy of the explanatory memorandum.

The GPT Board is comprised of the Independent Directors (Peter Joseph, Malcolm Latham, Elizabeth Nosworthy and Ken Moss) and is chaired by Peter Joseph for the purpose of considering the merger proposed by Lend Lease.

ENDS

Enquiries
Nic Lyons
Chief Executive Officer
General Property Trust
(02) 9237 5816

Martin Debelle /Graham Canning
Cannings
(02) 9252 0622

Governance

In light of the connections between GPT Management Limited ("GPTML") and Lend Lease, GPTML has taken steps to ensure the independence and integrity of the processes by which the Independent Directors of GPTML evaluate and make recommendations to GPT unitholders in relation to the Lend Lease merger proposal, which has included the appointment of Blake Dawson Waldron as a governance adviser and the adoption of a Governance Protocol.

On the basis of Blake Dawson Waldron's observations and from the information provided to Blake Dawson Waldron, they have confirmed that they are satisfied that the Independent Directors and their advisers have undertaken an appropriate and rigorous evaluation of the proposal and that the Governance Protocol has been complied with.

ASX Company Announcement

Date:	Mon Aug 23 16:26:26 2004
Document Image #:	00454535
Announcement Type:	Periodic Reports – Other
ASX Description:	GPT 2004 Mid Year Report

Connect 4 Summary:

Company Summary:

GPT mid-year report



GENERAL PROPERTY TRUST & GPT SPLIT TRUST

2004

GPT GENERAL PROPERTY TRUST & GPT SPLIT TRUST



Contents

Listed in 1971, General Property Trust (GPT) is the largest diversified property trust listed on the Australian Stock Exchange today.

GPT's portfolio consists of more than 50 quality properties across Australia, in the retail, office, hotel/tourism, industrial/business park and masterplanned urban communities sectors.

GPT Management Limited is the Responsible Entity for General Property Trust and GPT Split Trust.

Key Results Summary

Key Half Year Results	6 mths to 30 June 03	6 mths to 30 June 04	% change
Earnings & Distributions			
Earnings per unit	10.70c	10.90c	1.9%
Distribution per unit	10.5c	10.9c	3.8%
Tax advantaged component	40.7%	44.9%	10.3%
	At 31 Dec 03	**At 30 June 04**	**% change**
Assets			
Total Assets**	$7,695.1m	$8,205.8m	6.6%
Contributed equity	$4,400.8m	$4,598.5m	4.5%
Retail Property Investments*	$3,797.8m	$3,924.0m	3.3%
Office Property Investments	$2,946.7m	$3,030.8m	2.9%
Hotel/Tourism Property Investments**	$530.1m	$778.2m	46.8%
Industrial/Business Park Property Investments	$289.8m	$325.5m	12.3%
Masterplanned Urban Communities Investments	$26.1m	$31.6m	21.1%
Number of units on issue ('000s)	1,949,717	2,016,717	3.4%
Net asset backing per unit	$2.73	$2.74	0.4%
Debt			
Total borrowings**	$2,127.0m	$2,422.0m	13.9%
Borrowings as % of total assets**	27.6%	29.5%	
Average duration of debt (years)	3.8	3.3	
Portfolio Allocations (by value)			
Retail	50%	49%	
Office	39%	37%	
Hotel/Tourism	7%	10%	
Industrial/Business Park	4%	4%	
Masterplanned Urban Communities	-	-	
	6 mths to 30 June 03	**6 mths to 30 June 04**	**% change**
Portfolio Income			
Retail***	$132.8m	$144.0m	8.4%
Office	$97.1m	$109.2m	12.5%
Hotel/Tourism	$20.8m	$24.6m	18.3%
Industrial/Business Park	$8.6m	$10.7m	24.4%
Masterplanned Urban Communities	-	$1.2m	
	At 31 Dec 03	**At 30 June 04**	**% change**
UNIT PRICE	$2.99	$3.49	16.7%

* Includes deposits under retail property JVIA at Sunshine Plaza.

** Adjusted for the acquisition of P&O Resorts in July 2004.

*** Income includes ground rent and income from deposits under retail property JVIA at Sunshine Plaza.

Summary

In the six months to 30 June 2004 General Property Trust's distribution was 10.9 cents per unit, of which 44.9% was tax advantaged. The underlying earnings for the Trust (excluding the performance fee paid to Lend Lease), increased for the half year to 30 June 2004, up 3.2% over the same period in 2003.

The increase in earnings reflected a solid result from GPT's property portfolio and included the benefit of recent acquisitions and developments.

GPT has continued to build on the trend in earnings growth established over the last few years and demonstrated the benefit of the Trust's quality portfolio and diverse income stream.

	6 months to June 2003	6 months to June 2004	% Change
Distribution (cpu)	10.5	10.9	3.8%
Earnings (cpu)	10.70	10.90	1.9%
Underlying earnings (cpu)*	10.70	11.04	3.2%

*Excludes the impact of the performance fee paid in June 2004.

GPT's total return for the year to 30 June 2004 was 28.6%, above the Index return of 17.2%.

The yield on the closing price of $3.50 on 28 July 2004 (the day prior to the mid-year results announcement) was 6.1%.

GPT's Net Tangible Assets per unit increased 1 cent per unit, to be $2.74 at 30 June 2004.

Acquisitions

A number of acquisitions were made over the year. These acquisitions improved the quality of the portfolio and its earnings growth outlook and enhanced its diversity.

In the **Office Portfolio**, the acquisition of the third stage of the Darling Park Complex in Sydney in April increased the portfolio's weighting to the Sydney market, and will deliver further diversity and scale. GPT acquired the development, for a total of $225 million, with an anticipated first year yield of approximately 7.2%.

The 18-level office tower will be completed in 2006 and will improve the quality of GPT's $3 billion contemporary office portfolio which is focused on properties located in strong markets, leased to quality tenants and providing contemporary space and services. Since acquisition, Marsh and Mercer Human Resource Consulting have increased their commitment, to almost 60% of the 29,000 sqm building. Leasing of the remainder of the space will be undertaken over the 2-year construction period.

In July, GPT acquired a unique portfolio of luxury, nature-based assets with the acquisition of the P&O Resorts Portfolio. The portfolio, which was acquired for approximately $225 million, gives GPT market leadership in a sector of the tourism market which is anticipated to deliver strong growth. The portfolio, which includes Dunk, Bedarra, Brampton, Heron, Lizard and Wilson Islands in Queensland as well as Silky Oaks (North Qld) and Cradle Mountain Lodge (Tas) is an established and successful group of predominantly 'luxury' nature-based resorts located in some of the most attractive tourism locations in Australia.

The assets perfectly complement GPT's Ayers Rock, Alice Springs, Kings Canyon and Cape Tribulation Resorts and provide significant opportunities to improve performance across the Portfolio through cost savings achieved due to greater economies of scale and cross selling and marketing of the combined resorts through Voyages Hotels & Resorts' distribution capability.

In March, GPT further expanded the **Homemaker portfolio** with the acquisition of the second stage of the Homemaker City Centre in Fortitude Valley, Brisbane. The 16,000 sqm second stage of this successful bulky goods asset is being acquired for $49 million (including land) and construction is due to be complete at the end of 2004. On completion GPT's Homemaker City Centres will have a value of over $470 million, representing close to 12% of the Retail Portfolio.

In the six months to 30 June 2004 the Trust also expanded the **Industrial/Business Park Portfolio** and its presence and scale in the Homebush Bay precinct in Sydney, with two smaller strategic acquisitions, completion of Quad 3 and the acquisition of the Quad 4 site.



Development Activity

A range of works were progressed across the Retail, Industrial/Business Park and Office Portfolios in the six months to June.

The major expansion of Erina Fair (GPT's 50% share at a cost of $106 million) on the NSW Central Coast opened ahead of schedule in November 2003. The development, which includes an outdoor Town Centre, a new food court, leisure and community facilities as well as approximately 140 additional specialty shops, was fully leased on completion and is trading well, with both sales and foot traffic up significantly.

At Forestway in NSW the $4.7 million upgrade of Forestway Shopping Centre was completed in November 2003. The works included an expansion of the Woolworths supermarket, the reintroduction of a Franklins supermarket and a major specialty store remix.

A major redevelopment of Melbourne Central's retail space has made further progress with 75% of the construction program and 95% of the leasing (by base rent) now finalised. The first stage of the development opened in late 2003 and the project is on track for completion of the final stages including Borders, Freedom, Fitness First and Hoyts at the end of 2004.

Works have commenced on an expansion of Penrith Plaza in NSW. The development will add approximately 16,000 sqm and 100 new retailers with a bridge link over Riley Street, an outdoor dining offer and new lifestyle and homewares retailing. The development, anticipated to cost approximately $140 million and targeting a Year 1 yield of 8%, is due to be substantially complete at the end of 2005.

The expansion of Macarthur Square in NSW (at an approximate cost of $95 million, GPT's 50% share), for which a development application has been approved, is anticipated to commence in the second half of the year.

In the **Office Portfolio**, the second of the two campus-style National Buildings in Melbourne's Docklands achieved practical completion in May and the National are now undertaking fit out works. The buildings are each leased to National Australia Bank for twelve years from fit out completion and will deliver a first year yield of over 8% on the total cost of $242 million.

An extension of the office lobby at Melbourne Central, at a cost of $5.5 million, is due for completion in August 2004. The works will create a stronger street presence for the asset and a more cohesive link to the upgraded retail space. In Sydney, works at Australia Square to upgrade the public spaces and Plaza Building have now been completed, significantly enhancing the public spaces and street presence of the asset and demonstrably assisting with the current leasing campaign.

Quad 3, part of a four stage planned business park, was complete in June 2004. This asset expands GPT's presence in the Homebush Bay precinct. The Trust also acquired the land for Quad 4 during the period.

GPT also continued to progress developments that will contribute to medium term earnings growth.
In the **Masterplanned Urban Communities** sector, the $1 billion Rouse Hill Regional Centre (NSW) and the smaller Twin Waters Resort (QLD) are both progressing, with the first stages of construction expected to commence in early 2005.

Financial Position

Following the acquisition of the P&O Resorts portfolio, the Trust had total assets of $8.2 billion and borrowings of $2.4 billion, resulting in a ratio of debt to total assets of 29.5%, which is below the sector's average.

GPT has maintained a very competitive cost of debt, with the current effective interest rate, after fees and margins, at 6.01% at 30 June 2004. The Trust is also relatively protected from interest rate movements.



Property Portfolios

Retail Portfolio

Income from the Retail Portfolio was up 8.4% on the same period last year. The main contributors to this result were the first full six months of income from Erina Fair following completion of a major expansion in November 2003 and the benefits of solid income growth achieved across the Portfolio.

Total centre sales for the year to June 2004 across GPT's retail centres were over $3.8 billion, an increase of 6% over the previous year. Total centre sales per square metre across the Portfolio increased by 2.7% and specialty sales per square metre were up by 3.8% in the year to June 2004. The Portfolio's sales productivity remains high at $8,573 per square metre, and the level of specialty occupancy costs (retailers' gross rent as a percentage of their sales) across GPT's shopping centres is 14.4%.

The low vacancy rate of less than 1% across the Portfolio and success in renewals achieved over the past eighteen months, in conjunction with the performance of recently completed developments, consolidates the outlook for continued Retail Portfolio rental income growth.

Floreat Forum and Parkmore Shopping Centre were both revalued over the period, leading to a net valuation increase across the Retail Portfolio of $25.2 million.

Major highlights for the Retail Portfolio to June 2004 included:

- Strong performance from assets, including:
  - Lease renewals at Woden Plaza and Sunshine Plaza over the first half which resulted in strong increases in rents which will lead to medium term income growth.
- The acquisition of the second stage of the Homemaker City Centre in Fortitude Valley, Brisbane.
- Significant progress on a number of existing developments, as outlined above.

Retail Property Market Review

Retail trade remains a key economic driver with continued strong growth across the first half of 2004. Tax cuts, government handouts, delayed interest rate hikes, record low unemployment and rising real wages have all buoyed consumer confidence. However, the medium term outlook for retail trade is softer. Access Economics are forecasting a moderation in sales growth as the positive influences slowly unwind throughout the economic cycle.

Supply remains predominantly driven by new bulky good formats in the eastern states, while development activity of traditional regional space is mostly limited to expansion or refurbishment works. Around 700,000 sqm of additional space is to be completed across 2004[1]. Low levels of vacancy and steady tenant demand should accommodate new supply allowing a continuation of moderate rental growth in the short to medium term.

The investment market will remain competitive for regional retail assets, with limited opportunities available due to high concentration of ownership. Consequently, yields will remain firm. Favourable economic conditions and investment fundamentals provide a positive outlook for the retail property sector.

1 Jones Lang LaSalle, REIS, Q2 2004

Office Portfolio

Despite a slow leasing market, reflecting relatively soft tenant demand, GPT's Office Portfolio delivered solid performance.

A focus on leasing across the Portfolio has maintained a strong lease expiry profile, with limited short and medium term expiry and an average lease term of 6.3 years, up from 5.0 years at 30 June 2003. Over 73,000 sqm of office space was leased across GPT's office assets in the first half, including Brisbane Transit Centre, Australia Square, Melbourne Central, Riverside Centre, Darling Park and 179 Elizabeth Street, resulting in an overall occupancy of 93% for the Portfolio. In addition, terms were agreed across a further 34,000 sqm of space.

Major highlights for the Office Portfolio to June 2004 included:

- The acquisition of the third stage of Darling Park in Sydney. The 18-level office tower will be completed in 2006.
- The completion of the second of the National Buildings at Docklands, Melbourne which is fully leased to National Australia Bank until 2016.
- Completion of refurbishment works at Australia Square and progress on works at Melbourne Central where an extension of the office lobby, at a cost of $5.5 million, is due for completion in August 2004.

Office Property Market Review

Office markets have experienced weak demand and a challenging environment. Recent employment gains have not yet translated into significant take up of office space, however the first half of 2004 has seen an improvement in demand for office space, with all CBD markets showing positive net absorption.[2] Leading indicators and rising levels of enquiry suggest continued gains in demand across 2004 and the medium term outlook is positive, with a solid domestic economy coupled with a stronger global economy renewing business confidence and demand for office space.

Development activity remains subdued and the vacancy rate across the major CBD markets is approximately 10%.[3] In the medium term rents are expected to vary across markets depending on tenant depth and excess supply and to improve as rising demand accommodates additional office space.

Yields are expected to remain firm in an active and competitive office investment market, with an improvement in capital markets and the global economy strengthening office market fundamentals.

2 Jones Lang LaSalle, REIS, Q2 2004
3 Jones Lang LaSalle, REIS, Q2 2004



Hotel/Tourism Portfolio

GPT's Hotel/Tourism Portfolio has benefited from the strength of its major assets and has secured future growth with the acquisition of the 571 room P&O Australia Resorts portfolio in July 2004 for approximately $225 million. The portfolio, an established group of predominantly 'luxury' nature-based resorts located in some of Australia's most pristine natural environments, is an exceptional addition to the Portfolio.

Across GPT's existing assets, income was up by more than 18% on the previous corresponding period, with both the Four Points by Sheraton, Sydney and Ayers Rock Resort increasing occupancy and income. The strong performance of Four Points (where income was up more than 35% over the previous corresponding period) is attributed to the Hotel's refurbishment and branding and generally positive demand in Sydney.

Hotel/Tourism Property Market Review

The first six months of 2004 were characterised by a return to more normal international travel patterns, with no external shocks, following a prolonged disrupted period due to the impact of geopolitical tensions, the SARS scare and a weak global economy.

Inbound tourism, on the whole, rebounded strongly over the latter part of 2003 and into 2004, with increases in inbound tourism over each of the last nine months. For the year to June 2004, inbound tourism to Australia was up by close to 15% on the previous corresponding period. This positive trend is anticipated to continue in the absence of further external shocks.

The medium-term outlook is considered to be positive, with international visitor arrivals forecast to grow at 6.2% per year to 2013[4].

Industrial/Business Park Portfolio

GPT's Industrial/Business Park Portfolio continued to expand, with a value of $326 million at 30 June 2004.

In the six months to 30 June 2004 the Trust expanded its presence and scale in the Homebush Bay precinct, with two smaller strategic acquisitions, completion of Quad 3 and the acquisition of the Quad 4 site. Quad 3 consists of 5,100 sqm of office space which is already 76% leased.

7 Figtree Drive, a 9,600 sqm site with a 3,500 sqm office and warehouse facility, and 8 Herb Elliot Avenue (consisting of 3,300 sqm of tenanted space) were both acquired in 2004. The assets, at a cost of $8.5 million and $10.2 million respectively, combined, have the potential for significant further development.

The Portfolio now has 350,000 sqm of expansion land which can be developed to enhance the Portfolio's earnings growth over the medium term. Much of this space is located at the Austrak Business Park in Somerton, Melbourne and in Homebush Bay, Sydney.

Over 40,000 sqm was leased across the Portfolio in the six months to June 2004, resulting in 94% occupancy and an average lease term of 5.6 years.

Industrial/Business Park Property Market Review

Tenant demand for industrial property has gained momentum over the first half of 2004, with greater export activity generated by a stronger international economy and a robust domestic economy increasing demand for both warehousing and manufacturing facilities. Rising enquiry levels suggest continued leasing activity across 2004. Heightened development activity is also evident, led by pre-commitments.

4 Tourism Forecasting Council April 2004

Across 2004 rental growth is expected with future growth likely to be stronger in areas with competition from alternative uses and which are in close proximity to infrastructure developments but will be contained by supply opportunities.

Investment demand remains strong and yields firm, with both private and institutional investors active in the market.

Masterplanned Urban Communities Portfolio

GPT has secured two projects in the residential sector – the $1 billion Rouse Hill Regional Centre in Sydney's north west and the Twin Waters development in south-east QLD. Both are long-term projects located in areas with strong population demand and will deliver significant earnings growth to the Trust for a limited capital outlay.

The Rouse Hill Regional Centre includes over 1,500 residential lots, a mixed use Town Centre and supporting infrastructure. Stage 1 is anticipated to commence early next year, with the first residential sales scheduled in 2005.

The Twin Waters development is located on the site of the Twin Waters Resort in Mudjimba, Queensland and forms part of the larger Twin Waters masterplanned community that has been progressively developed by Lend Lease over a number of years. Construction on the first stage is anticipated to commence early in 2005 and the masterplan for the entire site is expected to be lodged by the end of 2004.

Corporate Governance

GPT Management Limited (GPTML), as Responsible Entity for General Property Trust and GPT Split Trust, is responsible for all aspects of the management of the Trusts.

For the six months to 30 June 2004, the Board of GPTML comprised:

Richard Longes (Chairman)
Peter Joseph OAM
Malcolm Latham AM
Ken Moss
Brian Norris
Elizabeth Nosworthy
Ross Taylor*

*Board member from 28 April 2004.

At the Meeting of Unitholders of General Property Trust on 29 April 2004, unitholders approved the reappointment of Ken Moss as a director of GPTML. Unitholders were also given an update on the progress of the Trust over the previous 12 month period.

Investor Relations Report

Information and an update about GPT is provided to Unitholders on a quarterly basis with each distribution payment.

The annual Meeting of Unitholders was held on 29 April 2004. The Meeting, which is a good opportunity for Unitholders to meet with the Board and management, was well attended. An overview of the performance of the Trust and a report on each of GPT's portfolios was presented.

Special offers are available to Unitholders interested in staying at GPT's Hotel properties – Ayers Rock Resort, the Four Points by Sheraton Hotel Sydney, the Holiday Inn Brisbane and the Cape Tribulation Resort. Details of these offers can be obtained from the Unitholder Service Centre (Freecall 1800 025 095).

The following information relates to distributions received in the July 2003 - June 2004 financial year and may be useful to Unitholders in the preparation of tax returns. The information below is presented on a generic cents per unit (cpu) basis. A detailed summary showing information on a "dollars received for each particular holding" basis was despatched to Unitholders in late May.

Enquiries about your investment in General Property Trust and GPT Split Trust can be directed to the Unitholder Service Centre on Freecall 1800 025 095. This service is available from 8.30am to 5.30pm on all business days in Sydney.

You can access GPT's website at **www.gpt.com.au**. The website has an email alert service that allows unitholders to receive updates of News and other items posted to the website.

Distribution - GPT units

Quarter Ended	Date Paid/ DRP Units Acquired	Distribution (cpu)	Interest Income (cpu)	Other Taxable Component (cpu)	Franked Dividend (cpu)	Tax Deferred (Dep'n & other) (cpu)
Jun 2003	25 Aug 03	5.300	0.091	3.054	0.000	2.155
Sep 2003	21 Nov 03	5.300	0.062	2.703	0.000	2.535
Dec 2003	23 Feb 04	5.400	0.160	2.765	0.000	2.475
Mar 2004	24 May 04	5.400	0.068	2.762	0.000	2.570

GPT Split Trust Report

The GPT Split Trust is invested in Units in General Property Trust. The GPT Split Trust includes Income Units and Growth Units.

The distribution for an Income Unit in the six months to 30 June 2004 was 9.475 cents per unit. For a Growth Unit the six month distribution was 1.425 cents per unit.

The following tables show the distributions received by GPT Split Trust Unitholders during the July 2003 - June 2004 financial year.

Distribution - Income units

Quarter Ended	Date Paid/ DRP Units Acquired	Distribution (cpu)	Interest Income (cpu)	Other Taxable Component (cpu)	Franked Dividend (cpu)	Tax Deferred (Dep'n & other) (cpu)
Jun 2003	25 Aug 03	4.700	0.081	2.708	0.000	1.911
Sep 2003	21 Nov 03	4.700	0.055	2.397	0.000	2.248
Dec 2003	23 Feb 04	4.725	0.140	2.419	0.000	2.166
Mar 2004	24 May 04	4.725	0.060	2.416	0.000	2.249

Distribution - Growth units

Quarter Ended	Date Paid/ DRP Units Acquired	Distribution (cpu)	Interest Income (cpu)	Other Taxable Component (cpu)	Franked Dividend (cpu)	Tax Deferred (Dep'n & other) (cpu)
Jun 2003	25 Aug 03	0.600	0.010	0.346	0.000	0.244
Sep 2003	21 Nov 03	0.600	0.007	0.306	0.000	0.287
Dec 2003	23 Feb 04	0.675	0.020	0.346	0.000	0.309
Mar 2004	24 May 04	0.675	0.009	0.345	0.000	0.321

GPT Abridged Consolidated Financial Statements

In the following Financial Statements we have provided a summary of Financial Performance, Financial Position and Cash Flows. The full Financial Statements for General Property Trust and GPT Split Trust can be viewed on our website at **www.gpt.com.au** or requested from the Unitholder Service Centre on 1800 025 095.

Statement of Financial Performance

	30 June 2004 $m	30 June 2003 $m
Revenue		
Property income	363.9	325.8
Interest	4.9	3.8
Proceeds on disposal of units in listed property trust	-	41.2
Other	-	1.3
Revenue	368.8	372.1
Expenses		
Property expenses	77.2	70.5
Borrowing costs	52.0	37.3
Responsible Entity's fee	19.7	12.6
Book value of units in listed property trust	-	41.2
Other expenses	3.4	1.9
Expenses	152.3	163.5
Net Operating Income	216.5	208.6

Statement of Financial Position

	30 June 2004 $m	30 June 2003 $m
Assets		
Cash	52.5	44.0
Other financial assets	108.9	100.7
Investment properties*	7,983.9	7,489.8
Other	60.5	60.6
Total Assets	8,205.8	7,695.1
Liabilities		
Payables	149.3	147.3
Interest bearing liabilities*	2,422.0	2,127.0
Provisions	110.9	105.3
Total Liabilities	2,682.2	2,379.6
Net Assets	5,523.6	5,315.5

* Adjusted for acquisition of P&O Resorts on 28 July 2004.

GPT Abridged Consolidated Financial Statements Continued

Statement of Cash Flows

	30 June 2004 $m	30 June 2003 $m
Cash flows from operating activities		
Cash receipts in the course of operations	372.3	321.7
Cash payments in the course of operations	(133.0)	(97.2)
Net interest paid	(54.8)	(40.1)
Net cash inflow from operating activities	184.5	184.4
Cash flows from investing activities		
Net payments for property investments	(226.6)	(173.6)
(Increase) in masterplanned urban communities and other assets	(5.5)	-
Investment in units in listed property trust	-	(41.2)
Net cash outflow from investing activities	(232.1)	(214.8)
Cash flows from financing activities		
Net proceeds from borrowings	70.0	234.0
Proceeds from issue of units	200.3	-
Distributions paid	(214.2)	(202.8)
Net cash outflow from financing activities	56.1	31.2
Net increase in cash	8.5	0.8
Cash at the beginning of the reporting period	44.0	45.6
Cash at the end of the reporting period	52.5	46.4

GPT Split Trust Abridged Consolidated Financial Statements

Statement of Financial Performance

	30 June 2004 $000	30 June 2003 $000
Revenue		
Distributions from General Property Trust	2,330	2,348
Net Operating Income	2,330	2,348

Statement of Financial Position

	30 June 2004 $000	30 June 2003 $000
Assets		
Investment in General Property Trust	59,006	60,360
Receivable - distribution from General Property Trust	1,185	1,194
Total Assets	60,191	61,554
Liabilities		
Provision - distribution payable	1,185	1,194
Total Liabilities	1,185	1,194
Net Assets	59,006	60,360

Statement of Cash Flows

	30 June 2004 $000	30 June 2003 $000
Cash flows from operating activities		
Distributions received from General Property Trust	2,339	2,342
Net cash inflow from operating activities	2,339	2,342
Cash flows from financing activities		
Distributions paid	(2,339)	(2,342)
Net cash outflow from financing activities	(2,339)	(2,342)
Net increase in cash	-	-
Cash at the beginning of the reporting period	-	-
Cash at the end of the reporting period	-	-

Supplementary Information

20 Largest GPT Unitholders as at 30 July 2004

Unitholder	Number of Units	Percentage of total issued Units
1 Westpac Custodian Nominees Limited	337,460,025	16.73%
2 J P Morgan Nominees Australia Limited	251,990,970	12.50%
3 National Nominees Limited	251,242,086	12.46%
4 Citicorp Nominees Pty Limited (CFS WSLE Property Secs A/C)	80,597,815	4.00%
5 Citicorp Nominees Pty Limited	69,318,490	3.44%
6 Cogent Nominees Pty Limited	54,736,158	2.71%
7 RBC Global Services Australia Nominees Pty Limited (BKCUST A/C)	51,467,360	2.55%
8 ANZ Nominees Limited	41,971,453	2.08%
9 AMP Life Limited	40,814,182	2.02%
10 Cogent Nominees Pty Limited (SMP Accounts)	39,123,660	1.94%
11 HSBC Custody Nominees (Australia) Limited	28,294,743	1.40%
12 Queensland Investment Corporation	26,214,810	1.30%
13 Pan Australian Nominees Pty Limited	25,174,192	1.25%
14 Transport Accident Commission	22,038,935	1.09%
15 Westpac Financial Services Limited	21,801,058	1.08%
16 GPT Management Limited (Responsible Entity for GPT Split Trust A/C)	21,377,246	1.06%
17 Bond Street Custodians Limited (ENH Property Securities A/C)	19,812,096	0.98%
18 Bond Street Custodians Limited (Property Securities A/C)	17,916,262	0.89%
19 Lend Lease Corporation Limited	17,300,373	0.86%
20 Victorian Workcover Authority	16,863,238	0.84%
TOTAL Units held by Top 20	1,435,515,152	71.18%
TOTAL OF UNITS ON ISSUE	2,016,716,610	100.00%

VOTING

- Unitholders in General Property Trust are entitled to one vote for each unit held.
- The Trustee for GPT Split Trust is entitled to vote in respect of the units held on behalf of GPT Split Trust.
- At Meetings of GPT Split Trust, unitholders in GPT Split Trust are entitled to one vote for each unit held.

20 Largest GPT Split Trust Income Unitholders as at 30 July 2004

Unitholder	Number of Units	Percentage of total issued Units
1 Argo Investments Limited	798,600	3.74%
2 Westpac Custodian Nominees Limited	426,434	1.99%
3 J P Morgan Nominees Australia Limited	411,627	1.93%
4 National Nominees Limited	302,247	1.41%
5 Permanent Trustee Company Ltd (PTCOO90)	207,880	0.97%
6 Bower Pty Ltd	174,920	0.82%
7 Ms Jane Felicity Adare	132,000	0.62%
8 The Raymond E Purves Foundation Limited	120,000	0.56%
9 RBC Global Services Australia Nominees Pty Limited (MLCI A/C)	113,219	0.53%
10 Mr Garry Bertram Richardson	96,210	0.45%
11 Lady Joyce Clarice Wilson	83,280	0.39%
12 Cafeed Pty Limited	81,000	0.38%
13 Hooper Investments Pty Ltd (Property A/C)	80,000	0.37%
14 Melshare Nominees Pty Ltd	77,005	0.36%
15 The Crippled Children's Association of SA Inc	63,000	0.29%
16 Richard John Greenfield	62,400	0.29%
17 Asia Union Investments Pty Limited (Radiata Retirement Fund A/C)	60,000	0.28%
17 L A Marriott Pty Ltd	60,000	0.28%
17 Peter Hanne & Associates Pty Ltd	60,000	0.28%
18 Paklite Holdings Pty Ltd	55,000	0.26%
19 Mrs Frances Estelle Gilbert	54,560	0.26%
20 RBC Global Services Australia Nominees Pty Limited	52,990	0.25%
TOTAL Units held by Top 20	3,572,372	16.71%
TOTAL UNITS ON ISSUE	21,377,246	100.00%

Supplementary Information Continued

20 Largest GPT Split Trust Growth Unitholders as at 30 July 2004

Unitholder	Number of Units	Percentage of total issued Units
1 Westpac Custodian Nominees Limited	987,757	4.62%
2 National Nominees Limited	881,716	4.12%
3 Mr Andrew Roy Newbery Sisson	792,000	3.70%
4 Equitas Nominees Pty Limited (821471 A/C)	576,719	2.70%
5 J P Morgan Nominees Australia Limited	567,463	2.65%
6 Mr Richard Noel Lilly (Lilly Pension Fund Account)	547,863	2.56%
7 Mr Roger Ian Heather	508,250	2.38%
8 Mr Randall Henri Olgers	500,000	2.34%
9 YSCA Nominees Pty Ltd (YSCA Super Fund A/C)	452,991	2.12%
10 Brighton Mortgage & Finance Pty Ltd	403,834	1.89%
11 Mr Michael Plows + Mrs Yvonne Plows	353,616	1.65%
12 Aurisch Investments Pty Ltd	325,000	1.52%
13 Mrs Jill Delphine Jones	268,000	1.25%
14 Kaos Investments Pty Limited	260,000	1.22%
15 Mr Laurie Macri	250,586	1.17%
16 Arton No 001 Pty Limited	250,000	1.17%
17 Mr Bruce Gordon McBryde	248,674	1.16%
18 Hynboa Pty Ltd (Super Fund A/C)	239,536	1.12%
19 Mr David Lloyd Seaton	230,000	1.08%
20 Dylac Pty Ltd	211,000	0.99%
TOTAL Units held by Top 20	8,855,005	41.42%
TOTAL UNITS ON ISSUE	21,377,246	100.00%



Directory

General Property Trust

ARSN 090 110 357
ABN 58 071 755 609

GPT Split Trust

ARSN 090 110 213
ABN 85 511 466 045

Responsible Entity

GPT Management Limited
ABN 94 000 335 473

Registered Office

Level 4
30 The Bond
30 Hickson Road
MILLERS POINT NSW 2000

Directors of the Responsible Entity

Richard Longes, Chairman
Peter Joseph OAM
Malcolm Latham AM
Ken Moss
Brian Norris
Elizabeth Nosworthy
Ross Taylor

Secretary

James Coyne

Auditors of the Trust

PricewaterhouseCoopers
201 Sussex Street
SYDNEY NSW 2000

Audit & Risk Management Committee

Brian Norris, Chairman
Peter Joseph OAM
Ken Moss
Elizabeth Nosworthy

Solicitors to the Responsible Entity

Freehills
Level 38
MLC Centre
19-29 Martin Place
SYDNEY NSW 2000

Principal Registry

ASX Perpetual Registrars Limited
Level 8, HSBC Centre
580 George Street
SYDNEY NSW 2000

Mail to:

GPT Unit Registrar
Locked Bag A14
SYDNEY SOUTH NSW 1235

Stock Exchange Quotation

GPT and GPT Split Trust are listed on the Australian Stock Exchange under the following ASX Listing codes:

GPT Ordinary Units: GPT
GPT Split Trust Income Units: GSTIN
GPT Split Trust Growth Units: GSTCP

For further information, contact our Unitholder Service Centre or visit our website at: www.gpt.com.au

- To arrange changes of address, changes in registration of units, please call our Unitholder Service Centre on 1800 025 095.
- Please quote your Securityholder Reference Number (SRN)/Holder Identification Number (HIN) in all correspondence. The SRN/HIN is found at the top right hand corner of your holding statement.
- All Unitholders must sign any written enquiries or amendments to unitholdings.
- Written notification is required for changes of name or address.



Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

17 August 2004

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Stock Exchange Limited

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

NEW EXECUTIVE MANAGEMENT STRUCTURE TO DRIVE GROWTH STRATEGY

– Agreed with GPT Independent Directors –

Lend Lease Corporation Limited ("Lend Lease") today announced a new executive management structure to drive the Group's future growth strategy.

The Company also announced the resignation of Finance Director, Jo Curin, who has decided for personal reasons not to relocate to Sydney as had been previously planned. She will remain with the Company until a successor is appointed.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

MEDIA RELEASE 17 AUGUST 2004

NEW EXECUTIVE MANAGEMENT STRUCTURE TO DRIVE GROWTH STRATEGY

– Agreed with GPT Independent Directors –

Lend Lease Corporation Limited ("Lend Lease") today announced a new executive management structure to drive the Group's future growth strategy.

The Company also announced the resignation of Finance Director, Jo Curin, who has decided for personal reasons not to relocate to Sydney as had been previously planned. She will remain with the Company until a successor is appointed.

The new executive management roles and a revised organisational structure reflect the Company's growth strategy which is focused on asset ownership and management, wholesale property investment management in Australia, Asia and the UK; urban community development in Australia, UK and the US; and Bovis Lend Lease's international construction management operations.

Under the new structure, Lend Lease Managing Director and CEO, Greg Clarke, will have three operational chief executive reports:

Adrian Chamberlain, Chief Executive - Development and Construction – Europe, Middle East & Africa, Global Markets & IT
Nic Lyons, Chief Executive – Investment Management and Retail
Ross Taylor, Chief Executive – Development and Construction, Asia Pacific and US.

Mr Clarke said the new roles and structure were agreed with General Property Trust's Independent Directors as part of the terms for the proposed merger with GPT.

"It is appropriate to implement the non-investment management changes now, as they will help drive Lend Lease's growth and cost reduction strategy, irrespective of the outcome of the merger proposal," Mr Clarke said.

"In the meantime, Nic Lyons will remain focused on assisting the GPT Independent Directors and representing GPT unitholders in the merger implementation process.

"We are consolidating the Asia Pacific and US operations under a single chief executive as part of the group's planned cost reductions.

"Ross Taylor has been given chief executive responsibility for all urban community development and construction businesses in Asia Pacific and the US. Ron Oakley, who has headed the Group's US operations, will transition his responsibilities to Ross.

"Adrian Chamberlain will remain responsible for urban community development and construction in Europe, Middle East and Africa, and take on responsibility for Global Markets and IT, which will transition over the next three months from Rob Fisher.

"As ownership of retail assets is a key part of our growth strategy, it makes sense that our retail asset creation, management and ownership operations all come under responsibility of one chief executive, Nic Lyons, after the merger with GPT is implemented," Mr Clarke said.

"This will streamline our operations to ensure all listed and wholesale investment management as well as retail operations internationally, come under the one chief executive.

"The new structure will ensure the appropriate level of focus and resourcing for a merged Lend Lease Group, which will make the majority of its earnings from property investment management.

Mr Clarke said local knowledge and accountability at the individual group company level in each country will be unaffected by the new executive management structure.

Lend Lease Chairman, David Crawford, said Finance Director, Jo Curin, had joined Lend Lease in September last year, ahead of the decision that the CEO should be located in Sydney.

"We accept Jo's personal reasons for not wishing to relocate to Sydney, but regard it as essential that the CEO and the CFO reside and work in the same city.

"Since joining Lend Lease, Jo has been closely involved in the review of strategic alternatives for the Group and development of the GPT merger proposal.

"We are disappointed that she cannot continue with the Group to see these important initiatives through.

"Jo will remain as Finance Director until we appoint a successor," Mr Crawford said.

Lend Lease and GPT are planning to conduct a joint market briefing on the strategy and operational policy of the proposed merged group mid September, following Lend Lease's 2004 financial results.

ENDS

For further information please call:

Roger Burrows
Lend Lease Corporation
Tel: 02 9236 6116

ASX Company Announcement

Date: Tue Aug 17 13:34:38 2004

Document Image #: 00453290

Announcement Type: Company Administration – Other

ASX Description: GPT Senior Management Structure for Merged Lend Lease Group
LLC GPT:Senior Management Structure for Merged Lend Lease Group

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement and Media Release

SENIOR MANAGEMENT STRUCTURE ANNOUNCED FOR MERGED LEND LEASE GROUP

17 August 2004

The GPT Board has announced further details of the proposed management structure to reflect the strategic operating objectives for the merged Lend Lease group.

On 6 August GPT's Board announced that it had reached agreement with Lend Lease on important financial and non financial terms for the proposed merger. As a result, the GPT Board believes that the merger is in the best interests of GPT unitholders, and intends to recommend the merger in the absence of a superior proposal emerging.

Key to arriving at this position was agreement to an operating philosophy and management and governance structure that would reflect an investment management culture for a stapled group in the listed property trust sector.

Under the agreed structure, Lend Lease Managing Director and CEO, Greg Clarke, will have three operational chief executive reports:

Nic Lyons, Chief Executive – Investment Management and Retail

Ross Taylor, Chief Executive – Development and Construction, Asia Pacific and US

Adrian Chamberlain, Chief Executive - Development and Construction – Europe, Middle East & Africa, Global Markets and IT.

The new executive management roles and revised organisational structure and Board composition are designed to ensure that the merged group will be in the best position to deliver the group's strategy and will have an operating philosophy which includes:

- Adoption of an investment management culture;
- A strong focus on financial risk management;
- Investor relations and communications with investors consistent with LPT sector norms for stapled entities;
- Adoption of a single acquisition pipeline and evaluation process for all investment assets whether owned by the merged entity or managed on behalf of third parties; and
- Transparency and clarity around all of the above.

GPT and Lend Lease will conduct a joint market briefing on the strategy and operational policy of the proposed merged group in mid September.

The GPT Board is comprised of the Independent Directors (Peter Joseph, Malcolm Latham, Elizabeth Nosworthy and Ken Moss) and is chaired by Peter Joseph for the purpose of considering the merger proposed by Lend Lease.

ENDS

Enquiries

For further information please contact:

Nic Lyons	
Chief Executive Officer	Martin Debelle /Graham Canning
General Property Trust	Cannings
(02) 9237 5816	(02) 9252 0622

ASX Company Announcement

Date:	Fri Aug 13 16:01:07 2004
Document Image #:	00452775
Announcement Type:	Ceasing to be a substantial shareholder
ASX Description:	GPT Ceasing to be a substantial holder

Connect 4 Summary:

Company Summary:

FACSIMILE

Deutsche Bank

To	Company Secretary **General Property Trust**
Fax No	(02) 9383 8143
cc	Company Announcements Office Australian Stock Exchange (via ASX Online or fax 1900 999 279)
From	Donata Lumnitzer
Date	13 August 2004
Subject	Substantial Shareholding Notice
Total Pages	3 (including this page)

Deutsche Bank AG
ABN 13 064 165 162
GPO Box 7033 Sydney NSW 1170
Level 18, 225 George Street
Sydney NSW 2000 Australia

Tel: 02 9258 1234
Fax: 02 9258 2223
Direct: 02 9258 2674

If you do not receive all the pages, please telephone immediately.

Attached is a copy of the Substantial Shareholder Notice we lodged today with the ASX. The originals were posted to you today.

Donata Lumnitzer
Compliance Analyst

Form 605
Corporations Act
Section 671B

Notice of ceasing to be a substantial holder

To: **General Property Trust**
c/- GPT Management Limited
Level 4, 30 The Bond
30 Hickson Road
Millers Point, NSW 2000

ABN 58 071 755 609

To: **Australian Stock Exchange Limited**

1. Details of substantial holder

Name and ABN (if applicable)

Deutsche Bank AG (ABN 13 064 165 162) and its related bodies corporate (together, the "Deutsche Bank Group")

The holder ceased to be a substantial holder as at close of business on 11 August 2004.

The previous notice was given to the company on 09 August 2004.
The previous notice was dated 09 August 2004.

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
Refer to schedule 1.	Refer to schedule 1.	Refer to schedule 1.	Refer to schedule 1.	Refer to schedule 1.	See previous column.

3. Changes in association

N/A.

4. Addresses

Name	Address
Deutsche Bank AG	C/- Level 18, 225 George Street, Sydney, New South Wales 2000

Signature

Name Fonnie Mak Date 13 August 2004

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans,Number	Consideration
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	09-Aug-04	S	-6,323	22,193.73
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	09-Aug-04	S	-69,097	242,530.47
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	09-Aug-04	B	75,420	-264,724.20
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	11-Aug-04	S	-100,000	357,000.00
DEUTSCHE SECURITIES	GPT	ORD	09-Aug-04	B	1,038,343	-3,637,230.38
DEUTSCHE SECURITIES	GPT	ORD	09-Aug-04	S	-1,045,643	3,669,163.36
DEUTSCHE SECURITIES	GPT	ORD	09-Aug-04	S	-67,575	236,432.76
DEUTSCHE SECURITIES	GPT	ORD	09-Aug-04	B	1	-3.50
DEUTSCHE SECURITIES	GPT	ORD	10-Aug-04	S	-333,572	1,174,844.88
DEUTSCHE SECURITIES	GPT	ORD	10-Aug-04	B	337,110	-1,189,162.58
DEUTSCHE SECURITIES	GPT	ORD	10-Aug-04	S	-53,000	186,560.00
DEUTSCHE SECURITIES	GPT	ORD	10-Aug-04	B	113	-395.50
DEUTSCHE SECURITIES	GPT	ORD	11-Aug-04	S	-26,150	93,355.50
DEUTSCHE SECURITIES	GPT	ORD	11-Aug-04	S	-1,284,813	4,586,676.27

ASX Company Announcement

Date:	Mon Aug 9 17:22:30 2004
Document Image #:	00451687
Announcement Type:	Becoming a substantial shareholder
ASX Description:	GPT Becoming a substantial holder

Connect 4 Summary:

Company Summary:

FACSIMILE

Deutsche Bank

To	Company Secretary **General Property Trust**
Fax No	(02) 9383 8143
cc	Company Announcements Office Australian Stock Exchange (via ASX Online or fax 1900 999 279)
From	Donata Lumnitzer
Date	09 August 2004
Subject	Substantial Shareholding Notice
Total Pages	8 (including this page)

Deutsche Bank AG
ABN 13 064 165 162
GPO Box 7033 Sydney NSW 1170
Level 18, 225 George Street
Sydney NSW 2000 Australia

Tel: 02 9258 1234
Fax: 02 9258 2223
Direct: 02 9258 2674

If you do not receive all the pages, please telephone immediately.

Attached is a copy of the Substantial Shareholder Notice we lodged today with the ASX. The originals were posted to you today.

Donata Lumnitzer
Compliance Analyst

Form 603
Corporations Law
Section 671B

Notice of initial substantial holder

To: **General Property Trust**
c/- GPT Management Limited
Level 4, 30 The Bond
30 Hickson Road
MILLERS POINT , NSW, AUSTRALIA, 2000

ABN 58 071 755 609

To: **Australian Stock Exchange Limited**

1. Details of substantial shareholder

Name and ABN

Deutsche Bank AG (ABN 13 064 165 162) and its related bodies corporate (together, the "Deutsche Bank Group" became a substantial shareholder on **05 August 2004.**

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date of the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary shares	101,035,420	101,035,420	5.01 %

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities (ordinary shares unless stated)
Deutsche Asset Management (Australia) Limited and each of its holding companies in the Deutsche Bank Group.	In its capacity as investment manager. Exercise of voting and disposal powers is subject to any client directions. Each holding company of Deutsche Asset Management (Australia) Limited, including Deutsche Bank, is deemed to have the same relevant interest.	54,224,743
Deutsche Investments Australia Limited and each of its holding companies in the Deutsche Bank Group.	In its capacity as investment manager, stockbroker or in various other related capacities. Each holding company of the relevant foreign member of the Deutsche Bank Group, including Deutsche Bank, is deemed to have the same relevant interest.	1,724,460
Deutsche Securities Australia Limited and each of its holding companies in the Deutsche Bank Group.	In its capacity as stockbroker and in various other related capacities. Each holding company of Deutsche Securities Australia Limited, including Deutsche Bank, is deemed to have the same relevant interest.	44,964,766

Holder of relevant interest	Nature of relevant interest	Class and number of securities (ordinary shares unless stated)
Deutsche Asset Management Limited or other foreign member of the group and each of their holding companies in the Deutsche Bank Group.	In its capacity as investment manager, stockbroker or in various other related capacities. Each holding company of the relevant foreign member of the Deutsche Bank Group, including Deutsche Bank, is deemed to have the same relevant interest.	121,451

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities (ordinary shares unless stated)
Deutsche Asset Management (Australia) Limited and each of its holding companies in the Deutsche Bank Group.	Citicorp Nominees Pty Limited	Colonial First State Investments Limited as Responsible Entity for the Commonwealth Property Fund 1	8,566,232
	Citicorp Nominees Pty Limited	Colonial First State Investments Limited as Responsible Entity for the Commonwealth Property Fund 6	2,748,435
	JP Morgan Custodial Services Pty Ltd	Coalsuper Pty Limited as trustee for the COALSUPER Retirement Income Fund	2,584,084
	JP Morgan Custodial Services Pty Ltd	FSS Trustee Corporation, as trustee of certain superannuation schemes under the Superannuation Administration Act	3,931,707
	JP Morgan Nominees Australia Limited	Zurich Investment Management Limited as Responsible Entity for ZIM Unit Trusts	13,005,774
	National Australia Bank Limited	Government Employees Superannuation Board as trustee for the Government Employees Superannuation Fund of WA	2,370,280
	National Nominees Limited	Questor Financial Services Ltd as responsible entity for the Property Securities Value Fund	4,528,157
	Westpac Custodian Nominees Ltd	Deutsche Asset Management as responsible entity for the Deutsche Sentinel Property Securities Fund	387,598
	Westpac Custodian Nominees Ltd	Paladin Australia Limited as responsible entity of the Deutsche Paladin Property Securities Fund	16,102,476
Deutsche Investments Australia Limited and each of its holding companies in the Deutsche Bank Group.	JP Morgan Nominees Australia Limited	Intech Fiduciaries Limited as Responsible Entity of the InTech Australian Shares Aggressive Trust	1,724,460

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities (ordinary shares unless stated)
Deutsche Securities Australia Limited and each of its holding companies in the Deutsche Bank Group.	Pan Australian Nominees Pty Ltd	Pan Australian Nominees Pty Ltd	44,964,766
Deutsche Asset Management Limited or other foreign member of the group and each of their holding companies in the Deutsche Bank Group	Not available at time of filing	Not available at time of filing	121,451

5. Consideration
The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Refer to schedule 1.

6. Associates
N/A

7. Addresses
The addresses of persons named in this form are:

Name	**Address**
Deutsche Bank Group	C/- Level 18, 225 George Street, Sydney, New South Wales, 2000.

Signature

Name Fonnie Mak Date 09 August 2004

Schedule 1 to Form 603

Group Name	ASX	Stock	Trade Date	Trans Type	Trans,Number	Consideration
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	15/04/2004	B	180,000	-541,800.00
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	19/04/2004	B	40,000	-118,800.00
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	19/04/2004	B	100,000	-297,000.00
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	23/04/2004	B	16,259	-49,469.63
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	23/04/2004	B	66,391	-202,001.26
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	23/04/2004	B	99,586	-303,000.36
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	23/04/2004	B	336,358	-1,023,402.85
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	29/04/2004	B	21,000	-63,420.00
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	29/04/2004	B	82,000	-247,640.00
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	29/04/2004	B	143,000	-431,860.00
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	06/05/2004	B	44,000	-130,680.00
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	06/05/2004	B	120,000	-356,400.00
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	25/05/2004	B	33,772	-114,824.80
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	25/05/2004	B	36,870	-125,358.00
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	25/05/2004	B	78,163	-265,754.20
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	25/05/2004	B	110,609	-376,070.60
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	25/05/2004	B	240,586	-817,992.40
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	25/05/2004	B	51,762	-177,802.47
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	25/05/2004	B	205,947	-707,427.95
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	25/05/2004	B	495,595	-1,702,368.83
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	25/05/2004	B	1,088,106	-3,737,644.11
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	07/06/2004	B	18,000	-61,740.00
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	07/06/2004	B	79,000	-270,970.00
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	07/06/2004	B	80,000	-274,400.00
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	08/06/2004	B	36,083	-122,321.37
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	08/06/2004	B	39,391	-133,535.49
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	08/06/2004	B	83,510	-283,098.90
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	08/06/2004	B	118,174	-400,609.86
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	08/06/2004	B	257,042	-871,372.38
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	09/06/2004	B	13,510	-45,393.60
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	09/06/2004	B	14,748	-49,553.28
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	09/06/2004	B	31,265	-105,050.40
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	09/06/2004	B	44,243	-148,656.48
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	09/06/2004	B	96,234	-323,346.24
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	09/06/2004	B	54,035	-181,692.69
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	09/06/2004	B	58,991	-198,357.24
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	09/06/2004	B	125,062	-420,520.98
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	09/06/2004	B	176,974	-595,075.08
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	09/06/2004	B	384,938	-1,294,354.03
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	10/06/2004	B	50,000	-168,500.00
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	10/06/2004	B	267,000	-899,790.00
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	30/06/2004	B	20,000	-69,800.00
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	30/06/2004	B	120,000	-418,800.00
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	28/07/2004	B	70,000	-245,000.00
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	29/07/2004	B	25,000	-86,500.00
DEUTSCHE ASSET MANAGEMENT	GPT	ORD	29/07/2004	B	120,000	-415,200.00
DEUTSCHE INVESTMENTS AUSTRALIA	GPT	ORD	23/04/2004	B	49,793	-151,500.18
DEUTSCHE INVESTMENTS AUSTRALIA	GPT	ORD	29/04/2004	B	26,000	-78,520.00
DEUTSCHE INVESTMENTS AUSTRALIA	GPT	ORD	25/05/2004	B	158,590	-544,756.65
DEUTSCHE INVESTMENTS AUSTRALIA	GPT	ORD	07/06/2004	B	60,000	-205,800.00
DEUTSCHE SECURITIES	GPT	ORD	06/04/2004	B	20,000	-59,400.00
DEUTSCHE SECURITIES	GPT	ORD	06/04/2004	B	75,900	-225,536.85

Note: Some transactions are not available at time of filing.

Schedule 1 to Form 603

Group Name	ASX	Stock	Trade Date	Trans Type	Trans,Number	Consideration
DEUTSCHE SECURITIES	GPT	ORD	06/04/2004	B	103,000	-306,940.00
DEUTSCHE SECURITIES	GPT	ORD	06/04/2004	B	26	-77.74
DEUTSCHE SECURITIES	GPT	ORD	07/04/2004	B	13,000	-38,220.00
DEUTSCHE SECURITIES	GPT	ORD	07/04/2004	B	129,748	-382,289.51
DEUTSCHE SECURITIES	GPT	ORD	07/04/2004	B	280,000	-826,000.00
DEUTSCHE SECURITIES	GPT	ORD	07/04/2004	B	492,000	-1,451,520.00
DEUTSCHE SECURITIES	GPT	ORD	08/04/2004	B	299,383	-880,186.02
DEUTSCHE SECURITIES	GPT	ORD	13/04/2004	B	159,838	-466,726.96
DEUTSCHE SECURITIES	GPT	ORD	13/04/2004	B	759,838	-2,226,325.34
DEUTSCHE SECURITIES	GPT	ORD	13/04/2004	B	209,307	-613,269.51
DEUTSCHE SECURITIES	GPT	ORD	14/04/2004	B	50,314	-148,230.08
DEUTSCHE SECURITIES	GPT	ORD	14/04/2004	B	365,690	-1,082,442.40
DEUTSCHE SECURITIES	GPT	ORD	15/04/2004	B	961,000	-2,892,610.00
DEUTSCHE SECURITIES	GPT	ORD	16/04/2004	B	177,792	-529,187.06
DEUTSCHE SECURITIES	GPT	ORD	19/04/2004	B	232,110	-688,395.60
DEUTSCHE SECURITIES	GPT	ORD	19/04/2004	B	570	-1,704.30
DEUTSCHE SECURITIES	GPT	ORD	20/04/2004	B	10,280	-30,428.80
DEUTSCHE SECURITIES	GPT	ORD	20/04/2004	B	53,603	-158,693.78
DEUTSCHE SECURITIES	GPT	ORD	21/04/2004	B	29,307	-86,162.58
DEUTSCHE SECURITIES	GPT	ORD	22/04/2004	B	704,604	-2,099,087.66
DEUTSCHE SECURITIES	GPT	ORD	28/04/2004	B	300,000	-930,000.00
DEUTSCHE SECURITIES	GPT	ORD	29/04/2004	B	150,000	-451,500.00
DEUTSCHE SECURITIES	GPT	ORD	29/04/2004	B	276,606	-838,116.18
DEUTSCHE SECURITIES	GPT	ORD	30/04/2004	B	600,573	-1,801,816.71
DEUTSCHE SECURITIES	GPT	ORD	06/05/2004	B	25,000	-74,500.00
DEUTSCHE SECURITIES	GPT	ORD	06/05/2004	B	823,489	-2,453,997.22
DEUTSCHE SECURITIES	GPT	ORD	07/05/2004	B	2,100,000	-6,248,000.00
DEUTSCHE SECURITIES	GPT	ORD	10/05/2004	B	561,580	-1,671,008.40
DEUTSCHE SECURITIES	GPT	ORD	11/05/2004	B	65,000	-196,300.00
DEUTSCHE SECURITIES	GPT	ORD	12/05/2004	B	47,134	-142,759.46
DEUTSCHE SECURITIES	GPT	ORD	12/05/2004	B	10,000	-30,300.00
DEUTSCHE SECURITIES	GPT	ORD	12/05/2004	B	19,200	-58,560.00
DEUTSCHE SECURITIES	GPT	ORD	14/05/2004	B	1,000,000	-3,050,000.00
DEUTSCHE SECURITIES	GPT	ORD	14/05/2004	B	478	-1,462.68
DEUTSCHE SECURITIES	GPT	ORD	17/05/2004	B	40,960	-125,184.00
DEUTSCHE SECURITIES	GPT	ORD	18/05/2004	B	450,000	-1,378,000.00
DEUTSCHE SECURITIES	GPT	ORD	18/05/2004	B	10,000	-30,700.00
DEUTSCHE SECURITIES	GPT	ORD	18/05/2004	B	20,480	-62,873.60
DEUTSCHE SECURITIES	GPT	ORD	20/05/2004	B	56,885	-174,016.90
DEUTSCHE SECURITIES	GPT	ORD	25/05/2004	B	6,738,953	-23,103,180.64
DEUTSCHE SECURITIES	GPT	ORD	25/05/2004	B	1,720,959	-5,905,642.90
DEUTSCHE SECURITIES	GPT	ORD	25/05/2004	B	830,000	-2,851,700.00
DEUTSCHE SECURITIES	GPT	ORD	25/05/2004	B	25,600	-88,064.00
DEUTSCHE SECURITIES	GPT	ORD	26/05/2004	B	10,240	-34,816.00
DEUTSCHE SECURITIES	GPT	ORD	26/05/2004	B	2,570,813	-8,768,912.00
DEUTSCHE SECURITIES	GPT	ORD	26/05/2004	B	101,664	-348,128.04
DEUTSCHE SECURITIES	GPT	ORD	26/05/2004	B	1	-3.43
DEUTSCHE SECURITIES	GPT	ORD	27/05/2004	B	1	-3.43
DEUTSCHE SECURITIES	GPT	ORD	27/05/2004	B	936,000	-3,231,560.00
DEUTSCHE SECURITIES	GPT	ORD	27/05/2004	B	5,249	-18,157.67
DEUTSCHE SECURITIES	GPT	ORD	27/05/2004	B	400,000	-1,384,000.00
DEUTSCHE SECURITIES	GPT	ORD	27/05/2004	B	12,693	-44,044.71

Note: Some transactions are not available at time of filing.

Schedule 1 to Form 603

Group Name	ASX	Stock	Trade Date	Trans Type	Trans,Number	Consideration
DEUTSCHE SECURITIES	GPT	ORD	28/05/2004	B	30,720	-106,598.40
DEUTSCHE SECURITIES	GPT	ORD	31/05/2004	B	46,080	-159,436.80
DEUTSCHE SECURITIES	GPT	ORD	01/06/2004	B	12,800	-44,288.00
DEUTSCHE SECURITIES	GPT	ORD	02/06/2004	B	450,000	-1,542,000.00
DEUTSCHE SECURITIES	GPT	ORD	02/06/2004	B	6,400	-22,080.00
DEUTSCHE SECURITIES	GPT	ORD	03/06/2004	B	250,000	-858,000.00
DEUTSCHE SECURITIES	GPT	ORD	04/06/2004	B	92,082	-316,762.08
DEUTSCHE SECURITIES	GPT	ORD	04/06/2004	B	19,200	-66,240.00
DEUTSCHE SECURITIES	GPT	ORD	07/06/2004	B	19,667	-67,261.14
DEUTSCHE SECURITIES	GPT	ORD	07/06/2004	B	46,080	-157,798.38
DEUTSCHE SECURITIES	GPT	ORD	08/06/2004	B	22,080	-75,310.46
DEUTSCHE SECURITIES	GPT	ORD	08/06/2004	B	58,112	-198,502.40
DEUTSCHE SECURITIES	GPT	ORD	09/06/2004	B	600,000	-2,016,000.00
DEUTSCHE SECURITIES	GPT	ORD	09/06/2004	B	21,020	-70,784.85
DEUTSCHE SECURITIES	GPT	ORD	09/06/2004	B	52,000	-175,520.80
DEUTSCHE SECURITIES	GPT	ORD	10/06/2004	B	15,822	-53,478.36
DEUTSCHE SECURITIES	GPT	ORD	10/06/2004	B	30,720	-103,833.60
DEUTSCHE SECURITIES	GPT	ORD	11/06/2004	B	450,000	-1,530,000.00
DEUTSCHE SECURITIES	GPT	ORD	15/06/2004	B	72,053	-244,266.38
DEUTSCHE SECURITIES	GPT	ORD	17/06/2004	B	2,609	-9,027.14
DEUTSCHE SECURITIES	GPT	ORD	17/06/2004	B	30,000	-104,100.00
DEUTSCHE SECURITIES	GPT	ORD	18/06/2004	B	176,842	-618,947.00
DEUTSCHE SECURITIES	GPT	ORD	23/06/2004	B	1,681,688	-5,849,801.01
DEUTSCHE SECURITIES	GPT	ORD	24/06/2004	B	283,312	-983,946.73
DEUTSCHE SECURITIES	GPT	ORD	25/06/2004	B	79,554	-276,442.19
DEUTSCHE SECURITIES	GPT	ORD	25/06/2004	B	175,000	-608,739.80
DEUTSCHE SECURITIES	GPT	ORD	28/06/2004	B	622,299	-2,153,154.54
DEUTSCHE SECURITIES	GPT	ORD	28/06/2004	B	113,307	-392,042.22
DEUTSCHE SECURITIES	GPT	ORD	29/06/2004	B	1,203,270	-4,175,346.90
DEUTSCHE SECURITIES	GPT	ORD	29/06/2004	B	1	-3.47
DEUTSCHE SECURITIES	GPT	ORD	29/06/2004	B	42,391	-147,211.23
DEUTSCHE SECURITIES	GPT	ORD	30/06/2004	B	26,138	-91,101.39
DEUTSCHE SECURITIES	GPT	ORD	30/06/2004	B	347,237	-1,210,884.76
DEUTSCHE SECURITIES	GPT	ORD	01/07/2004	B	1,156,763	-4,024,785.24
DEUTSCHE SECURITIES	GPT	ORD	01/07/2004	B	10,199	-35,492.52
DEUTSCHE SECURITIES	GPT	ORD	01/07/2004	B	52	-180.96
DEUTSCHE SECURITIES	GPT	ORD	01/07/2004	B	13,832	-48,135.36
DEUTSCHE SECURITIES	GPT	ORD	02/07/2004	B	4,962,660	-17,317,966.68
DEUTSCHE SECURITIES	GPT	ORD	02/07/2004	B	26,600	-93,046.80
DEUTSCHE SECURITIES	GPT	ORD	05/07/2004	B	3,980,415	-13,900,031.12
DEUTSCHE SECURITIES	GPT	ORD	05/07/2004	B	441,000	-1,547,890.00
DEUTSCHE SECURITIES	GPT	ORD	06/07/2004	B	189,043	-662,527.10
DEUTSCHE SECURITIES	GPT	ORD	06/07/2004	B	127,043	-445,527.10
DEUTSCHE SECURITIES	GPT	ORD	06/07/2004	B	111,300	-390,928.01
DEUTSCHE SECURITIES	GPT	ORD	07/07/2004	B	1,500	-5,250.00
DEUTSCHE SECURITIES	GPT	ORD	07/07/2004	B	10,600	-37,471.00
DEUTSCHE SECURITIES	GPT	ORD	07/07/2004	B	750,000	-2,656,500.00
DEUTSCHE SECURITIES	GPT	ORD	08/07/2004	B	1,724,355	-6,076,313.78
DEUTSCHE SECURITIES	GPT	ORD	08/07/2004	B	39,750	-140,118.75
DEUTSCHE SECURITIES	GPT	ORD	08/07/2004	B	327	-1,157.58
DEUTSCHE SECURITIES	GPT	ORD	09/07/2004	B	1	-3.44
DEUTSCHE SECURITIES	GPT	ORD	09/07/2004	B	1,100,000	-3,871,400.00

Note: Some transactions are not available at time of filing.

Group Name	ASX	Stock	Trade Date	Trans Type	Trans,Number	Consideration
DEUTSCHE SECURITIES	GPT	ORD	09/07/2004	B	2,513,946	-8,849,089.92
DEUTSCHE SECURITIES	GPT	ORD	12/07/2004	B	4,771,726	-16,733,236.41
DEUTSCHE SECURITIES	GPT	ORD	12/07/2004	B	94,055	-331,073.60
DEUTSCHE SECURITIES	GPT	ORD	12/07/2004	B	1,000	-3,520.00
DEUTSCHE SECURITIES	GPT	ORD	12/07/2004	B	13	-45.76
DEUTSCHE SECURITIES	GPT	ORD	13/07/2004	B	83,492	-293,056.92
DEUTSCHE SECURITIES	GPT	ORD	13/07/2004	B	1	-3.51
DEUTSCHE SECURITIES	GPT	ORD	13/07/2004	B	18,973	-66,595.23
DEUTSCHE SECURITIES	GPT	ORD	13/07/2004	B	3,250,000	-11,435,198.60
DEUTSCHE SECURITIES	GPT	ORD	14/07/2004	B	1,500	-5,280.00
DEUTSCHE SECURITIES	GPT	ORD	14/07/2004	B	3,000,000	-10,588,840.00
DEUTSCHE SECURITIES	GPT	ORD	14/07/2004	B	52,000	-183,560.00
DEUTSCHE SECURITIES	GPT	ORD	15/07/2004	B	982,485	-3,468,172.05
DEUTSCHE SECURITIES	GPT	ORD	16/07/2004	B	1,150,515	-4,063,042.95
DEUTSCHE SECURITIES	GPT	ORD	19/07/2004	B	1,350,000	-4,779,000.00
DEUTSCHE SECURITIES	GPT	ORD	19/07/2004	B	1,000,000	-3,540,000.00
DEUTSCHE SECURITIES	GPT	ORD	20/07/2004	B	1,500	-5,265.00
DEUTSCHE SECURITIES	GPT	ORD	20/07/2004	B	696,200	-2,459,548.00
DEUTSCHE SECURITIES	GPT	ORD	21/07/2004	B	700,000	-2,450,000.00
DEUTSCHE SECURITIES	GPT	ORD	21/07/2004	B	2,032,122	-7,112,577.78
DEUTSCHE SECURITIES	GPT	ORD	22/07/2004	B	28,920	-101,416.66
DEUTSCHE SECURITIES	GPT	ORD	22/07/2004	B	1,741,606	-6,110,874.84
DEUTSCHE SECURITIES	GPT	ORD	22/07/2004	B	1	-3.51
DEUTSCHE SECURITIES	GPT	ORD	23/07/2004	B	325,000	-1,144,900.00
DEUTSCHE SECURITIES	GPT	ORD	26/07/2004	B	185,000	-651,200.00
DEUTSCHE SECURITIES	GPT	ORD	26/07/2004	B	117,540	-413,740.80
DEUTSCHE SECURITIES	GPT	ORD	27/07/2004	B	1,500	-5,280.00
DEUTSCHE SECURITIES	GPT	ORD	27/07/2004	B	500,749	-1,765,143.97
DEUTSCHE SECURITIES	GPT	ORD	27/07/2004	B	46,244	-163,134.96
DEUTSCHE SECURITIES	GPT	ORD	28/07/2004	B	47,569	-166,491.50
DEUTSCHE SECURITIES	GPT	ORD	28/07/2004	B	4,351,043	-15,238,950.50
DEUTSCHE SECURITIES	GPT	ORD	28/07/2004	B	120,716	-423,218.22
DEUTSCHE SECURITIES	GPT	ORD	28/07/2004	B	320,000	-1,123,200.00
DEUTSCHE SECURITIES	GPT	ORD	29/07/2004	B	505,412	-1,758,817.64
DEUTSCHE SECURITIES	GPT	ORD	29/07/2004	B	2,000	-7,000.00
DEUTSCHE SECURITIES	GPT	ORD	30/07/2004	B	131,853	-458,096.88
DEUTSCHE SECURITIES	GPT	ORD	30/07/2004	B	450,000	-1,566,500.00
DEUTSCHE SECURITIES	GPT	ORD	30/07/2004	B	1,258,832	-4,393,323.68
DEUTSCHE SECURITIES	GPT	ORD	02/08/2004	B	54,166	-189,039.34
DEUTSCHE SECURITIES	GPT	ORD	03/08/2004	B	2,000	-7,020.00
DEUTSCHE SECURITIES	GPT	ORD	03/08/2004	B	40,430	-142,997.69
DEUTSCHE SECURITIES	GPT	ORD	03/08/2004	B	400,000	-1,416,000.00
DEUTSCHE SECURITIES	GPT	ORD	04/08/2004	B	593,057	-2,075,699.50
DEUTSCHE SECURITIES	GPT	ORD	05/08/2004	B	612,000	-2,140,880.00
DEUTSCHE SECURITIES	GPT	ORD	05/08/2004	B	465	-1,628.67

Note: Some transactions are not available at time of filing.

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

6 August 2004

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Stock Exchange Limited

Pages: Six (6) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

GPT INDEPENDENT DIRECTORS RECOMMEND MERGER WITH LEND LEASE

The Directors of Lend Lease Corporation Limited ("Lend Lease") are pleased to announce that they have today agreed terms under which they and the Independent Directors of General Property Trust ("GPT") will recommend to their respective shareholders and unitholders a merger of Lend Lease and GPT.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

STOCK EXCHANGE AND MEDIA RELEASE 6 AUGUST 2004

GPT INDEPENDENT DIRECTORS RECOMMEND MERGER WITH LEND LEASE

The Directors of Lend Lease Corporation Limited ("Lend Lease") are pleased to announce that they have today agreed terms under which they and the Independent Directors of General Property Trust ("GPT") will recommend to their respective shareholders and unitholders a merger of Lend Lease and GPT.

The merger shall be effected through a stapling of Lend Lease shares and GPT units to form stapled securities in the Lend Lease Group, based on the ratio of one existing Lend Lease share to every 3.8 GPT units, plus 65 cents cash special distribution per existing GPT unit. Lend Lease shareholders will also receive a fully franked special dividend totalling $95 million (estimated 26 cents per share, post completion of the Lend Lease buyback).

In addition, an interim dividend and distribution based on 100% of net profit for the period from 1 July 2004 to the date of merger implementation will be paid to both Lend Lease shareholders and GPT unitholders, if the merger is approved. These dividends and distributions are also in addition to dividends and distributions payable to Lend Lease shareholders and GPT unitholders for the period to 30 June 2004.

Based on an illustrative distribution yield of 7.3% for the stapled securities, Lend Lease's agreed proposal values current GPT units at $3.58 and current Lend Lease shares at $11.40. The interim distributions and dividends to be paid at the time of the merger are additional to these amounts and are currently expected to be around 8 cents per GPT unit and around 22 cents per Lend Lease share[1].

GPT's register has over 50,000 small investors. Arrangements have been put in place to allow the small investors to cash out their units at a fixed price of $3.48. The cash-out facility is subject to the aggregate amount of cash not exceeding $1.31 billion.

Lend Lease will pay to GPT an amount equal to the performance fee for the half year ended 30 June 2004, provided the merger is completed. Lend Lease will continue the suspension of the on-market share buyback beyond the announcement of results on 18 August 2004. As previously advised, Lend Lease intends to offer an off-market buyback for the remainder of the previously announced share buyback program, of which $388 million remains to be fulfilled.

The distribution policy for the merged business will be as previously announced by Lend Lease.

Both Boards will move to put the recommended proposal to their investors simultaneously and as soon as possible.

Lend Lease Chairman, David Crawford, and GPT Chairman of Independent Directors, Peter Joseph, said they were both delighted to have an agreed proposal to put to the respective investors. They said under the agreed proposal, the merged Lend Lease Group has an attractive outlook and improved long term earnings prospects.

Mr Crawford said: "The rationale for the merger from a Lend Lease shareholder's perspective is the strategic platform it creates. We believe the merger will provide significantly enhanced growth opportunities, with underlying earnings stability and improved access to capital.

"The merger is expected to create significant value for Lend Lease's shareholders by establishing the economic scale necessary to secure its growth strategy in retail and urban communities development in Australia, the UK and the US," Mr Crawford said.

"We have worked together to reach agreement on a number of issues of fundamental importance to both parties.

"We have agreed principles for important non-financial matters regarding governance, culture and management, including Board structure, as well as filling senior executive roles and the operating structure of the merged organisation," Mr Crawford said.

At the Board level, it has been agreed that the initial composition of non-executive directors for the merged entity will be four existing Lend Lease non-executive directors and three existing GPT non-executive directors.

It is intended that this be augmented over time by new, suitably qualified appointees.

David Crawford will be Chairman and Greg Clarke will be Managing Director and CEO of the merged Lend Lease Group.

Lend Lease and GPT will conduct a joint market presentation on the agreed management and operating structure for the merged entity next week.

Full details of the management and operating structure will be confirmed in the Explanatory Memoranda expected to be sent to unitholders and shareholders in October, ahead of general meetings to approve the merger proposal in November.

Lend Lease Managing Director and CEO, Greg Clarke, said he was delighted that the merger proposal had reached this important milestone.

"The inter-Board negotiations have delivered a merger proposal that we believe will deliver significant strategic and financial advantages to each business," Mr Clarke said.

"The terms we have agreed with GPT's Independent Directors acknowledge the high quality of the GPT portfolio, the strong growth outlook for Lend Lease's businesses and the benefits that will flow from aligning ownership of these two businesses, which already work closely together.

"Through the proposed merger, GPT unitholders gain access to the significant potential earnings growth available from our leading urban communities development businesses in Australia, and our international growth opportunities in retail, urban communities development, and project and construction management. They will also benefit from strong investment earnings delivered by market leading retail assets like Lend Lease's interest in the A$4 billion Bluewater retail and leisure destination in the UK, and King of Prussia mall in the US.

"We look forward to further demonstrating how a merged Lend Lease Group can capitalise on the opportunities we either have in place, or will now be able to secure when the merger proceeds," he said.

Agreed Merger Terms

The merger will be effected through a stapling of Lend Lease shares and GPT units to form stapled securities in the merged entity, based on the ratio of one existing Lend Lease share to every 3.8 GPT units, plus 65 cents cash special distribution per existing GPT unit. GPT unitholders will have the option to either:

(a) Receive the special distribution and retain the stapled securities they receive based on the merger ratio (refer to Annexure A for details);
(b) Sell some or all of their existing units (free of brokerage) at the time of the merger through a sale facility to be made available to all unitholders (the sale facility will also be offered to Lend Lease shareholders); or
(c) Receive a fixed amount of $3.48 cash per unit for some or all of their units, up to a maximum of 30,000 units per unitholder. The cash-out facility will include anti-splitting provisions.

To the extent that GPT unitholders elect to take cash of $3.48 per unit, there will be a pro rata reduction in the amount of the 65 cent special distribution per remaining unit and a compensating adjustment to the ratio of remaining GPT units to Lend Lease shares for the purpose of creating stapled securities (see Annexure A).

The total cash that will be made available for GPT unitholders electing to take cash and the special distribution will be approximately $1.3 billion.

Lend Lease shareholders will receive a fully franked special dividend totalling $95 million.

The pro forma gearing for the merged group at 30 June 2004 is expected to be around 33%.

The estimated pro forma annualised distributions for the year ending 30 June 2005 (assuming the merger had been effective from 1 July 2004) based on consensus earnings estimates and the actions to be implemented as part of the merger proposal are 26.3 cents per equivalent GPT unit (assuming the special distribution is reinvested in stapled securities at the price implicit in the merger terms) and 83.4 cents per equivalent Lend Lease share (assuming the fully franked special dividend is reinvested in stapled securities at the price implicit in the merger terms — 81.4 cents if special dividend is not reinvested). These estimates are subject to confirmation in the financial reports to be included in Explanatory Memoranda.

The merger proposal will be effected by way of shareholder and unitholder schemes, with court approval and general meetings that will require a vote in favour of the proposal by more than 75% of Lend Lease shareholders and GPT unitholders. It is anticipated that Explanatory Memoranda will be sent to Lend Lease shareholders and GPT unitholders in October, with shareholder and unitholder meetings held in November.

The agreement of Lend Lease Directors and GPT Independent Directors to recommend the merger proposal to their respective shareholders and unitholders is subject to confirmation by separate independent experts that the proposal is in the best interests of the respective investors and no superior proposal emerging for either GPT or Lend Lease.

ENDS

(1) Based on pro forma market consensus FY05 forecast earnings and current GPT units and Lend Lease shares on issue

Attachment: Annexure A – Calculation of Final Merger Terms

For further information please call:

Roger Burrows
Lend Lease Corporation
Tel: 02 9236 6116

Given the cash-out facility, the actual GPT consolidation ratio (although based on 1 Lend Lease share to 3.8 GPT units plus 65 cents) will remain variable until the aggregate amount of the cash-out to be utilised is known. The final special distribution per GPT unit and GPT unit consolidation ratio are to be calculated as follows:

Special Distribution (SD): $1,311 million less cash utilised in cash-out elections, divided by the number of units not participating in the cash-out option.

GPT Unit Consolidation Ratio:

CR = Q/(CP-SD), where:

CR is the consolidation ratio for GPT units not participating in the cash-out option

CP is $3.48 per unit

SD is as described above

Q is $10.75

ASX Company Announcement

Date:	Fri Aug 6 16:28:17 2004
Document Image #:	00451375
Announcement Type:	Other
ASX Description:	GPT Agrees Merger Terms with Lend Lease LLC Agrees Merger Terms with Lend Lease GST Agrees Merger Terms with Lend Lease

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement and Media Release

GPT AGREES MERGER TERMS

WITH LEND LEASE

6 August 2004

The GPT Board is pleased to announce that it has today agreed terms, under which they and the directors of Lend Lease Corporation ("Lend Lease") have agreed to recommend to their respective investors a merger of GPT and Lend Lease.

The GPT Board believes that the merger is in the best interests of GPT unitholders, and intends to recommend the merger in the absence of a superior proposal emerging.

Implementation of the proposal is subject to various conditions including entry into a Merger Implementation Agreement.

The GPT Board is comprised of the Independent Directors (Peter Joseph, Malcolm Latham, Elizabeth Nosworthy and Ken Moss) chaired by Peter Joseph for the purpose of considering the merger proposal announced with Lend Lease.

"The GPT Board has agreed to revised merger terms which address the important financial and non-financial issues referred to in our announcement of 27 July 2004. We believe it adequately compensates our investors for risk and provides choice to the small unitholders according to their risk profile. There are exciting possibilities for the new group. It is also the only proposal we have on the table and we now intend to get on with it", Peter Joseph said.

The key terms of the merger proposal include:

- Lend Lease shares and GPT units to be stapled in the ratio of one Lend Lease share for every 3.8 GPT units, plus GPT unitholders to receive up to 65c cash[1] per GPT unit subject to the take-up of the cash-out facility.
- Immediately prior to stapling, Lend Lease shareholders will receive a special distribution of $95 million and GPT unitholders will receive a special distribution of $12.75 million.
- Lend Lease will pay to GPT an amount of $3.4 million equivalent to its performance fee for the half ended 30 June 2004, conditional on the merger completing. This will be included in the September distribution to GPT unitholders.

[1] Any cash used to acquire GPT units under the cash out facility will proportionately reduce the cash component paid to non-participating units with an associated compensating adjustment to the stapling ratio.

Lend Lease has announced today that it will suspend its on-market buyback and instead complete its buyback programme via an off-market buyback of up to $388 million in conjunction with the stapling.

GPT's register has over 50,000 small investors. Arrangements have been put in place to allow these smaller investors to cash out their units at a fixed price of $3.48.

A brokerage free on-market sale and exchange facility will also be offered to GPT unitholders. This facility may provide certain advantages to unitholders owning units acquired before 20 September 1985.

"The GPT Board and management believes that non-financial issues together with the commercial terms of the merger are essential to ensure the merged entity is well supported by LPT sector investors and can achieve a competitive cost of capital", Peter Joseph said.

Importantly, the GPT Board and management has also reached agreement with Lend Lease on the operating philosophy of the merged entity, including:

- Adoption of a structure and investment management culture that is reflective of the listed property trust sector;
- A strong focus on financial risk management in order to limit earnings volatility;
- Investor relations and communications with investors consistent with LPT sector norms for stapled entities;
- Adoption of a single acquisition pipeline and evaluation process for all investment assets whether owned by the merged entity or managed on behalf of third parties; and
- Transparency and clarity around all of the above.

The two parties have also reached agreement on board composition and management structure. The new board of the merged entity will comprise representation from 3 of the current GPT Independent directors, 5 current Lend Lease directors and one or more new directors. The management structure of the merged entity will reflect the group's strategic direction and priorities.

Conditions of the proposal

1. Execution of a merger implementation agreement.
2. Obtain all relevant regulatory approvals .
3. Obtain relevant unitholder and shareholder approvals.
4. Grant Samuel and Ernst and Young, (who have been appointed as independent experts by GPT and Lend Lease respectively to report on the terms of the proposal) confirming that the proposal is in the best interests of GPT unitholders and Lend Lease shareholders.
5. No superior proposal emerging.

Timing

The Boards of Lend Lease and GPT plan to circulate explanatory memoranda and to convene relevant investor meetings, within 8 to 10 weeks.

The Boards of Lend Lease and GPT anticipate that investor meetings will be held in November.

The GPT Board recommends that unitholders take no action until they receive a copy of the explanatory memorandum.

Governance
In light of the connections between GPT Management Limited ("GPTML") and Lend Lease, GPTML has taken steps to ensure the independence and integrity of the processes by which the Independent Directors of GPTML evaluate and make recommendations to GPT unitholders in relation to the Lend Lease merger proposal, which has included the appointment of Blake Dawson Waldron as a governance adviser and the adoption of a Governance Protocol.

On the basis of Blake Dawson Waldron's observations and from the information provided to Blake Dawson Waldron, they have confirmed that they are satisfied that the Independent Directors and their advisers have undertaken an appropriate and rigorous evaluation of the proposal and that the Governance Protocol has been complied with.

ENDS

Enquiries

For further information please contact
Nic Lyons
Chief Executive Officer
General Property Trust
(02) 9237 5816

Martin Debelle /Graham Canning
Cannings
(02) 9252 0622

ASX Company Announcement

Date:	Fri Aug 6 16:29:21 2004
Document Image #:	00451377
Announcement Type:	Other
ASX Description:	GST GPT agrees with Merger Terms with LLC LLC GPT agrees with Merger Terms with LLC GPT GPT agrees with Merger Terms with LLC

Connect 4 Summary:

Company Summary:

GPT

SPLIT TRUST

GPT Split Trust
Stock Exchange Announcement

GPT AGREES MERGER TERMS WITH LEND LEASE

6 August 2004

GPT Management Limited (GPTML) announced today that terms had now been agreed with Lend Lease to merge GPT with Lend Lease. A copy of GPT's announcement is attached. Further to its recent announcements, GPTML (in its capacity as Trustee of the GPT Split Trust) proposes to appoint an independent party to assess the proposal on behalf of Split Trust unitholders

Further details of this arrangement will be forwarded to Split Trust unitholders in due course.

ENDS

Enquiries

For further information please contact
Donna Byrne
Head of Investor Relations & Communications
General Property Trust
(02) 9237 5844

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement and Media Release

GPT AGREES MERGER TERMS WITH LEND LEASE

6 August 2004

The GPT Board is pleased to announce that it has today agreed terms, under which they and the directors of Lend Lease Corporation ("Lend Lease") have agreed to recommend to their respective investors a merger of GPT and Lend Lease.

The GPT Board believes that the merger is in the best interests of GPT unitholders, and intends to recommend the merger in the absence of a superior proposal emerging.

Implementation of the proposal is subject to various conditions including entry into a Merger Implementation Agreement.

The GPT Board is comprised of the Independent Directors (Peter Joseph, Malcolm Latham, Elizabeth Nosworthy and Ken Moss) chaired by Peter Joseph for the purpose of considering the merger proposal announced with Lend Lease.

"The GPT Board has agreed to revised merger terms which address the important financial and non-financial issues referred to in our announcement of 27 July 2004. We believe it adequately compensates our investors for risk and provides choice to the small unitholders according to their risk profile. There are exciting possibilities for the new group. It is also the only proposal we have on the table and we now intend to get on with it", Peter Joseph said.

The key terms of the merger proposal include:

- Lend Lease shares and GPT units to be stapled in the ratio of one Lend Lease share for every 3.8 GPT units, plus GPT unitholders to receive up to 65c cash[1] per GPT unit subject to the take-up of the cash-out facility.
- Immediately prior to stapling, Lend Lease shareholders will receive a special distribution of $95 million and GPT unitholders will receive a special distribution of $12.75 million.
- Lend Lease will pay to GPT an amount of $3.4 million equivalent to its performance fee for the half ended 30 June 2004, conditional on the merger completing. This will be included in the September distribution to GPT unitholders.

[1] Any cash used to acquire GPT units under the cash out facility will proportionately reduce the cash component paid to non-participating units with an associated compensating adjustment to the stapling ratio.

Lend Lease has announced today that it will suspend its on-market buyback and instead complete its buyback programme via an off-market buyback of up to $388 million in conjunction with the stapling.

GPT's register has over 50,000 small investors. Arrangements have been put in place to allow these smaller investors to cash out their units at a fixed price of $3.48.

A brokerage free on-market sale and exchange facility will also be offered to GPT unitholders. This facility may provide certain advantages to unitholders owning units acquired before 20 September 1985.

"The GPT Board and management believes that non-financial issues together with the commercial terms of the merger are essential to ensure the merged entity is well supported by LPT sector investors and can achieve a competitive cost of capital", Peter Joseph said.

Importantly, the GPT Board and management has also reached agreement with Lend Lease on the operating philosophy of the merged entity, including:

- Adoption of a structure and investment management culture that is reflective of the listed property trust sector;
- A strong focus on financial risk management in order to limit earnings volatility;
- Investor relations and communications with investors consistent with LPT sector norms for stapled entities;
- Adoption of a single acquisition pipeline and evaluation process for all investment assets whether owned by the merged entity or managed on behalf of third parties; and
- Transparency and clarity around all of the above.

The two parties have also reached agreement on board composition and management structure. The new board of the merged entity will comprise representation from 3 of the current GPT Independent directors, 5 current Lend Lease directors and one or more new directors. The management structure of the merged entity will reflect the group's strategic direction and priorities.

Conditions of the proposal

1. Execution of a merger implementation agreement.
2. Obtain all relevant regulatory approvals .
3. Obtain relevant unitholder and shareholder approvals.
4. Grant Samuel and Ernst and Young, (who have been appointed as independent experts by GPT and Lend Lease respectively to report on the terms of the proposal) confirming that the proposal is in the best interests of GPT unitholders and Lend Lease shareholders.
5. No superior proposal emerging.

Timing

The Boards of Lend Lease and GPT plan to circulate explanatory memoranda and to convene relevant investor meetings, within 8 to 10 weeks.

The Boards of Lend Lease and GPT anticipate that investor meetings will be held in November.

The GPT Board recommends that unitholders take no action until they receive a copy of the explanatory memorandum.

Governance

In light of the connections between GPT Management Limited ("GPTML") and Lend Lease, GPTML has taken steps to ensure the independence and integrity of the processes by which the Independent Directors of GPTML evaluate and make recommendations to GPT unitholders in relation to the Lend Lease merger proposal, which has included the appointment of Blake Dawson Waldron as a governance adviser and the adoption of a Governance Protocol.

On the basis of Blake Dawson Waldron's observations and from the information provided to Blake Dawson Waldron, they have confirmed that they are satisfied that the Independent Directors and their advisers have undertaken an appropriate and rigorous evaluation of the proposal and that the Governance Protocol has been complied with.

ENDS

ASX Company Announcement

Date:	Fri Aug 6 13:33:53 2004
Document Image #:	00451305
Announcement Type:	Trading Halt
ASX Description:	GPT Trading Halt GST Trading Halt

Connect 4 Summary:

Company Summary:

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

6 August 2004

General Property Trust and GPT Split Trust

TRADING HALT

The securities of General Property Trust and GPT Split Trust (the "Trusts") will be placed in pre-open at the request of the Trusts, pending the release of an announcement by the Trusts. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Tuesday, 10 August 2004 or when the announcement is released to the market.

Security Code: GPT
GSTIN
GSTCP

A R A Black

Andrew Black
Senior Companies Adviser

GPT

GENERAL PROPERTY TRUST

GPT Management Limited
ABN 84 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
20 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9238 8020

GPT@lendlease.com.au

www.gpt.com.au

6 August 2004

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

Attention: Andrew Black
Facsimile: 9241 7620

Dear Sir

General Property Trust (ASX: GPT) – Request for Trading Halt

We confirm our request that a trading halt in securities of GPT be granted by ASX.

The trading halt is necessary as an announcement is expected to be made in response to the proposal by Lend Lease Corporation Limited to merge with General Property Trust.

We request that the trading halt last until General Property Trust confirms that all announcements have been made.

We are not aware of any reason why the trading halt should not be granted.

Yours faithfully
GPT MANAGEMENT LIMITED

James Coyne
Company Secretary

GPT
GPT SPLIT TRUST

6 August 2004

GPT Management Limited
ABN 94 000 335 473
as Responsible Entity
and Trustee of
GPT Split Trust
ABN 86 511 468 045

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9298 6020

GPT@lendlease.com.au

www.gpt.com.au

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

Attention: Andrew Black
Facsimile: 9241 7620

Dear Sir

GPT Split Trust (ASX: GST) – Request for Trading Halt

We confirm our request that a trading halt in securities of GST be granted by ASX.

The trading halt is necessary as an announcement is expected to be made in response to the proposal by Lend Lease Corporation Limited to merge with General Property Trust.

We request that the trading halt last until General Property Trust confirms that all announcements have been made.

We are not aware of any reason why the trading halt should not be granted.

Yours faithfully
GPT MANAGEMENT LIMITED

James Coyne
Company Secretary

22513

ASX Company Announcement

Date:	Thu Jul 29 09:33:34 2004
Document Image #:	00449166
Announcement Type:	Periodic Reports – Other
ASX Description:	GPT Quality Portfolio delivers strong growth

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
2004 Mid Year Results

29 July 2004

QUALITY PORTFOLIO DELIVERS SOLID GROWTH

GPT today announced a distribution of 5.5 cpu for the June 2004 quarter, taking the distribution for the six months to June 2004 to 10.9 cpu. This represents an increase of 3.8% on the distribution for the first six months of 2003 and continues a positive trend in the Trust's underlying earnings and distributions.

Earnings per unit were up 0.2 cents per unit on the previous corresponding period, at 10.9 cents per unit (cpu) for the six months to 30 June 2004. This represents an increase of over 3% in underlying earnings, consistent with the Trust's ongoing target.

GPT Management Limited Chief Executive, Mr Nic Lyons, said that the increase in distributions and underlying earnings reflected a solid result from GPT's property portfolio which continued to be enhanced over the first half of 2004.

"This growth reflects the benefit of our strategy of building and maintaining a portfolio of high quality assets and is reflective of the active management of GPT's assets to continue to drive solid returns."

"We also had a great period in terms of acquisitions. We made acquisitions across the Industrial, Hotel/Tourism, Homemaker and Office portfolios this year. These will contribute to future performance and enhance the strength of what is already a quality diversified portfolio," said Mr Lyons.

In Retail, high productivity levels, reasonable occupancy costs and almost full occupancy in conjunction with the recent completion of major developments, have the Portfolio well positioned for continued growth. Melbourne Central's retail redevelopment and a major expansion of Penrith Plaza made good progress over the period.

The tourism sector has begun to display signs of improvement – income was up significantly and the Portfolio's scale and diversity was improved with the acquisition of the P&O Resorts Portfolio (announced in July 2004). Whilst office market conditions have remained challenging, GPT's Office Portfolio has been strengthened with the completion of the second of the National Buildings in Melbourne's Docklands and the acquisition of the third stage of the Darling Park Complex in Sydney. The Office Portfolio has had significant leasing success over the half, which has contributed to above market occupancy, and remains well positioned to benefit from anticipated stronger leasing conditions over the second half and into next year.

GPT also continued to progress developments that will contribute to medium term earnings growth. In the Masterplanned Urban Communities sector, the $1 billion Rouse Hill Regional Centre (NSW) and the smaller Twin Waters Resort (QLD) are both progressing, with the first stages of construction expected to commence early 2005.

Capital Management

GPT maintains a strong balance sheet, with total assets of $8.2 billion and borrowings of $2.2 billion, or 29.5% of total assets (adjusted for the P&O acquisition). This level of borrowing remains below GPT's maximum borrowing limit (of 40% of total tangible assets) and below the LPT sector average, of 35.8%.

In April 2004, GPT undertook a successful private placement, issuing 67 million units at a price of $3.03 per unit. The placement, which raised $203 million, was oversubscribed and units were issued at a discount of only 1.5% to the weighted average price of units for the three days leading up to the placement.

The current weighted average interest rate of GPT's debt is 6.01% (after fees and margins). Average debt duration is 3.3 years.

Outlook

Over the last six months GPT has delivered solid performance and secured a number of exciting future opportunities which will deliver value for investors.

"We have continued to improve the quality of the portfolio and to enhance its diversity, in particular with our acquisitions at Homebush Bay and in the hotel and tourism sector. Ongoing management of existing assets and developments underway across the Retail, Office and Masterplanned Urban Communities Portfolio will enhance future investment performance."

"Our outlook for 2004 is positive and we remain confident of delivering on the Trust's ongoing target of 3% growth in underlying earnings," Mr Lyons said.

Yield

The yield on the closing price yesterday of $3.50 was 6.1%.

NTA

The Trust's Net Tangible Asset Backing (NTA) per unit increased to $2.74.

Unit Price

GPT's unit price increased over the year, from $2.92 at 30 June 2003 to $3.49 at 30 June 2004. GPT's full year accumulation (unit price movement and income) return for 2004 was 28.6%, above the S&P/ASX Property 200 Accumulation Index, which delivered a total return of 17.2%.

As a result, Lend Lease received a performance fee for the period, of $3.5 million.

ENDS

ADDITIONAL INFORMATION

Retail Portfolio

Total centre sales for the year to June 2004 across GPT's retail centres totalled over $3.8 billion, an increase of 6% over the previous year.

Sales productivity across GPT's regional centres is high, with specialty sales of $9,009 per square metre. Total centre sales per square metre across the Portfolio increased by 2.7% and specialty sales per square metre were up strongly, by 3.8% in the year to June 2004.

General Manager Retail Investment, Mr Mark Fookes, said the Retail Portfolio had continued to deliver solid results, boosted by recently completed developments and strong rental growth upon renewal and review.

"The Portfolio's sales productivity remains high and the level of specialty occupancy costs across GPT's shopping centres is reasonable, at 14.4%. The low vacancy rate of less than 1% across the Portfolio and success in renewals achieved over the past eighteen months, in conjunction with the performance of recently completed developments, further consolidates our outlook for continued Retail Portfolio rental income growth," Mr Fookes said.

Income from the Retail Portfolio increased significantly on the same period last year (up 8.4%), including the first full six months of income from Erina Fair following completion of a major expansion in November 2003 and the benefits of income growth achieved across the Portfolio.

Lease renewals at Woden Plaza and Sunshine Plaza over the first half resulted in strong increases in rents which will lead to medium term income growth.

Floreat Forum and Parkmore Shopping Centre were both revalued over the period, leading to a net valuation increase across the Retail Portfolio of $25.2 million.

Further demonstrating the quality of the Portfolio's assets, in March 2004, three of GPT's centres (Penrith Plaza, Sunshine Plaza and Woden Plaza) were named in the Shopping Centre News 'Big Guns' Top Ten list of Australia's most productive regional shopping centres.

Acquisitions

In March, GPT further expanded the Homemaker portfolio with the acquisition of the second stage of the Homemaker City Centre in Fortitude Valley, Brisbane. The completed 16,000 sqm second stage of this successful bulky goods asset is being acquired for $49 million (including land) and construction is due to be complete at the end of 2004.

On completion GPT's Homemaker City Centres will have a value of over $470 million, representing close to 12% of the Retail Portfolio.

Development Update

Across the Retail Portfolio a pipeline of development projects are a key driver of future earnings growth. In the first half good progress was made on a number of these projects.

The major expansion of Erina Fair (GPT's 50% share at a cost of $106 million) opened ahead of schedule in November 2003. The development, which includes an outdoor Town Centre, a new food court, leisure and community facilities as well as approximately 140 additional specialty shops was fully leased on completion and is trading well with both sales and foot traffic up significantly. We remain on target to deliver a first year yield of at least 8.5%.

At Forestway in NSW the $4.7 million upgrade of Forestway Shopping Centre was completed in November 2003. The works included an expansion of the Woolworths supermarket, the reintroduction of a Franklins supermarket and upgrade of the Centre and a major specialty store remix.

The major redevelopment of Melbourne Central's retail space has made further progress with 75% of the construction program and 95% of the leasing (by base rent) now finalised. The first stage of the development opened in late 2003 and the project is on track for completion of the final stages including Borders, Freedom, Fitness First and Hoyts at the end of 2004.

Works have also commenced on an expansion of Penrith Plaza. The development will add approximately 16,000 sqm and 100 new retailers with a bridge link over Riley Street, an outdoor dining offer and new lifestyle and homewares retailing. The development, anticipated to cost approximately $140 million and targeting a Year 1 yield of 8%, is due to be complete at the end of 2005.

The expansion of Macarthur Square (at an approximate cost of $95 million, GPT's 50% share), for which a development application has been approved, is anticipated to commence in the second half of the year. The creation of a new Town Centre at the Rouse Hill Regional Centre, for which the master plan has been approved, is anticipated to commence in early 2005.

"We are very positive about future growth for the Portfolio. We have great assets and a development program which is demonstrating our ability to deliver forecast returns and improved performance from our assets."

"With Melbourne Central close to completion, Penrith Plaza now underway and Macarthur Square and Rouse Hill due to commence shortly, we are confident in continuing to deliver strong earnings growth from GPT's retail assets," Mr Fookes said.

Office Portfolio

Despite a slow leasing market, reflecting relatively soft tenant demand, GPT's Office Portfolio again delivered solid performance.

The quality of the Portfolio and tenant diversity were further improved with the acquisition of the third stage of Darling Park in Sydney (due for completion mid 2006), the completion of the second of the National Buildings at Docklands, Melbourne and progress on refurbishment works at Australia Square and Melbourne Central.

Over 73,000 sqm of office space was leased across GPT's assets in the first half, resulting in an overall occupancy of 93% for the Portfolio. This was a significant improvement on the same period last year when only 19,400 sqm was leased. In addition, terms were agreed across a further 34,000 sqm. This was an excellent result in challenging market conditions.

Mr Tony Cope, GPT's Office Portfolio Manager, said a focus on leasing across the Portfolio had maintained a strong lease expiry profile, with limited short and medium term expiry and an average lease term of 6.3 years, up from 5.0 years at 30 June 2003.

"We have maintained relatively low vacancy and improved the quality of our portfolio and its weighting to the Sydney market over the last 12 months. The Portfolio remains well positioned to capitalise on improved conditions in the office markets, which are beginning to emerge. It is encouraging to see net absorption across all markets except Melbourne for the first time in over three years, and markets are expected to continue to improve over the remainder of the year," Mr Cope said.

Acquisitions and developments

The acquisition of the third stage of the Darling Park Complex in Sydney in April increased the portfolio's weighting to the Sydney market, and will deliver further diversity and scale. GPT acquired the development, for a total of $225 million, with an anticipated first year yield of approximately 7.2%.

The 18-level office tower will be completed in 2006 and maintains the quality of GPT's $3 billion contemporary office portfolio which is focused on properties located in strong markets, leased to quality tenants and providing contemporary space and services.

Marsh and Mercer Human Resource Consultancy have, since GPT acquired the development, increased their commitment to almost 60% of the 29,000 sqm building. The remainder of the building will be leased over the 2-year construction period.

The second of the two campus-style National Buildings in Melbourne's Docklands achieved practical completion in May and the National are now undertaking fit out works. The buildings are each leased to National Australia Bank for twelve years from fit out completion and will deliver a first year yield of over 8% on the total cost of $242 million.

An extension of the office lobby at Melbourne Central, at a cost of $5.5 million is due for completion in August 2004. The works will create a stronger street presence for the asset and a more cohesive link to the upgraded retail space. In Sydney, works at Australia Square to upgrade the public spaces and Plaza Building have now been completed, significantly enhancing the public spaces and street presence of the asset and demonstrably assisting with the current leasing campaign.

Leasing

Significant leasing was undertaken across the portfolio, with over 73,000 sqm leased or renewed across GPT's office assets. Leasing was undertaken across a range of assets, with major leasing including:

- Brisbane Transit Centre, where Telstra have exercised a five year option over 29,600 sqm. The lease secures 100% occupancy across the asset's office space to September 2009.

- Australia Square, where leases included 2,060 sqm to Ninemsn and a lease over 783 sqm to Johnson Pilton Walker.

- Melbourne Central, where vacancy was reduced to less than 1% following leasing of over 12,300 sqm, which included 4,668 sqm to Australian Communications Authority and a lease to the Child Support Agency over 5,867 sqm.

- Riverside Centre, where leases over 14,400 sqm were signed over the half, including 5,300 sqm to Blake Dawson Waldron, 3,500 sqm to Deloittes and 2,770 sqm to ABN Amro.

- Darling Park, where leases to Ogilvy PR (Singletons) over 1,960 sqm and Graincorp over 2,890 sqm were finalised.

- 179 Elizabeth Street, where Oroton have leased 2,400 sqm of the total 3,600 sqm leased at this asset.

"Whilst we are encouraged by early signs of an improvement in office markets, our success in committing the remainder of our current vacancy and the market environment over 2004 will dictate the extent of income growth this year. We maintain our outlook for growth from the Portfolio in the medium term," said Mr Cope.

Hotel/Tourism Portfolio

Mr Bruce Morris, GPT's Hotel/Tourism Portfolio Manager, said GPT's hotel portfolio had benefited from the strength of its major assets and had secured future growth with the acquisition of the 571 room P&O Australia Resorts (POAR) portfolio.

"The first six months of 2004 were characterised by a return to more normal international travel patterns, with no external shocks. Inbound tourism, on the whole, rebounded strongly over the latter part of 2003 and into this year, although the extent of the turnaround has varied from market to market," Mr Morris said.

Across GPT's existing assets, income was up by more than 18% on the previous corresponding period, with both the Four Points by Sheraton, Sydney and Ayers Rock Resort increasing occupancy and income. Four Points has had particularly strong performance which is attributed to the Hotel's refurbishment, branding and generally positive demand in Sydney."

GPT completed the approximately $225 million acquisition of the P&O Resorts on 28 July. The portfolio, which includes Dunk, Bedarra, Brampton, Heron, Lizard and Wilson Islands as well as Silky Oaks and Cradle Mountain Lodge is an established and successful group of predominantly 'luxury' nature based resorts located in some of the most attractive tourism locations in Australia.

The assets, which perfectly complement GPT's Ayers Rock Resort, provide significant opportunities to improve performance across the Portfolio through cross selling and marketing of the combined resorts and leveraging Voyages Hotels & Resorts' operation of this larger portfolio.

'We are anticipating further improvements in market demand over the remainder of the year and this, combined with GPT's now dominant position in nature based tourism, positions the portfolio well for longer term growth,' Mr Morris said.

Industrial/Business Park Portfolio

GPT's Industrial/Business Park Portfolio continued to expand, with a value of $326 million at 30 June 2004.

Mr Victor Georos, Industrial/Business Park Portfolio Manager, said the Portfolio had also secured future growth in the Homebush Bay precinct.

"Homebush Bay has continued to develop as a business park precinct and we maintain our positive outlook for the precinct and our assets," Mr Georos said.

In the six months to 30 June 2004 the Trust expanded its presence and scale in the Homebush Bay precinct, with two smaller strategic acquisitions, completion of Quad 3 and the acquisition of the Quad 4 site.

Quad 3, part of a four stage planned business park consists of 5,100 sqm of office space which is now 76% leased. Quad 3 was complete in June and is forecast to deliver a yield on cost of 9.5% (on a fully leased basis).

7 Figtree Drive, a 9,600 sqm site with a 3,500 sqm office and warehouse facility, and 8 Herb Elliot Avenue (consisting of 3,300 sqm of tenanted space) were both acquired in 2004. The assets, at a cost of $8.5 million and $10.2 million respectively, combined, have the potential for significant further development.

"With completion of Quad 3 and the acquisition of 8 Herb Elliot Avenue and 7 Figtree Drive we now have six assets with a total of almost 29,000 sqm and a value of close to $90 million at Homebush Bay".

"The Quad 4 site (secured in June) and expansion potential at each of our other assets in the precinct provide us with longer term growth options and will further enhance the portfolio's scale and presence," Mr Georos said.

"The Portfolio now has 350,000 sqm of expansion land which will enhance the Portfolio's earnings growth over the medium term. Much of this space is located at the Austrak Business Park in Somerton, Melbourne and in Homebush Bay, Sydney," Mr Georos said.

Following leasing success at Quad 3, the portfolio is 94% occupied and has an average lease term of 5.6 years.

Masterplanned Urban Communities

Since entering the masterplanned urban communities sector in 2003, through an alliance with Lend Lease, GPT has secured two projects – the $1 billion Rouse Hill Regional Centre in Sydney's north west and the Twin Waters development in QLD. Both are long term projects located in areas with strong population demand and will deliver significant earnings growth to the Trust for a limited capital outlay.

The Rouse Hill Regional Centre includes over 1,500 residential lots, a mixed use Town Centre and supporting infrastructure. The masterplan for the site was approved by Baulkham Hills Shire Council in March 2004 and plans are progressing for the Town Centre and first residential lots.

Stage 1 is anticipated to commence early next year, with the first residential sales scheduled in 2005 and the Town Centre expected to open late 2006/early 2007.

The Twin Waters development is located on the site of the Twin Waters Resort in Mudjimba, Queensland and consists of the Novotel Twin Waters Resort, a golf course and leisure facilities. It forms part of the larger Twin Waters masterplanned community that has been progressively developed by Lend Lease over a number of years. A development application for the first stage has been lodged and preliminary approval granted, pending finalisation of the masterplan for the site. Providing final approvals are obtained, construction on the first stage is anticipated to commence late in 2004 and to be complete in late 2005. The masterplan for the entire site is expected to be lodged by the end of 2004.

Financial Summary

	6 months to June 2003	6 months to June 2004
Earnings & Distributions		
Earnings (cents per unit)	10.7	10.9
Distribution (cents per unit)	10.5	10.9
Tax advantaged	40.7%	44.9%
Total Income		
Retail	*$132.8m	$144.0m
Office	$97.1m	$109.2m
Hotel/Tourism	$20.8m	$23.9m
Industrial & Business Park	$8.6m	$10.7m
Masterplanned Urban Communities	na	$1.2m
	At 31 Dec 2003	**At 30 June 2004**
Assets		
Total assets**	$7,695.1m	$8,205.8m
Borrowings**	$2,127.0m	$2,422.0m
Debt to total assets	27.6%	29.5%
Units in issue ('000)	1,949,717	2,016,717
Net asset backing/unit	$2.73	$2.74
Unit price	$2.99	$3.49
Retail		
Total value***	$3,797.8m	$3,924.0m
Portfolio allocation (by value)	50%	49%
Total centre sales per sqm growth	1.7%	2.7%
Specialty occupancy costs	14.5%	14.4%
Occupancy (retail centres)	99%	99%
Office		
Total value	$2,946.7m	$3,030.8m
Portfolio allocation (by value)	39%	37%
Portfolio occupancy	94%	93%
Hotel/Tourism		
Total value**	$530.1m	$778.2m
Portfolio allocation (by value)	7%	10%
Industrial/Business Park		
Total value	$289.8m	$325.5m
Portfolio allocation (by value)	4%	4%
Portfolio occupancy	94%	94%
Masterplanned Urban Communities		
Total value	$26.1m	$31.6m

* Income includes ground rent and income from deposits under retail property JVIA (Sunshine Plaza).
** Adjusted for the $225 million acquisition of P&O Resorts in July 2004.
*** Includes deposits under retail property JVIA (Sunshine Plaza).

ENDS

ASX Company Announcement

Date:	Thu Jul 29 10:30:04 2004
Document Image #:	00449206
Announcement Type:	Other
ASX Description:	GPT Presentation Correction

Connect 4 Summary:

Company Summary:

GPT
GENERAL PROPERTY TRUST

RECEIVED
2004 SEP 13 A 8:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GPT Management Limited
ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9236 6020

GPT@lendlease.com.au

www.gpt.com.au

29 July 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)
20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

Dear Sirs

GENERAL PROPERTY TRUST HALF YEAR RESULTS PRESENTATION CORRECTION

We refer to the GPT half-year results presentation released to the market earlier today.

The presentation contained an error on page 19 in relation to the growth in Room Nights Sold for the Ayers Rock Resort. The correct figure is 3.4% not 4.9%.

We apologise for any inconvenience.

Yours faithfully

James A Coyne
Legal Counsel & Company Secretary

22574

ASX Company Announcement

Date:	Thu Jul 29 09:33:36 2004
Document Image #:	00449167
Announcement Type:	Periodic Reports – Other
ASX Description:	GPT Half Year Results Presentation
Connect 4 Summary:	
Company Summary:	

GPT

Mid Year Results Presentation
2004

Highlights

- Underlying earnings per unit up 3.2%
- Distribution per unit up 3.8%
- Strong underlying portfolio performance
- Future growth
  - Retail developments
  - Recent acquisitions

GPT

Growth Profile Enhanced

	2001	2002	2003	2004**
	Annual	Annual	Annual	6 months
Distribution (cpu)	19.7	20.4	21.2	10.9
Growth	2.1%	3.5%	3.9%	3.8%
Earnings (cpu)	19.7	20.4	21.6	10.9
EPU Growth	2.1%	3.6%	5.6%	1.9%
Underlying Growth*	2.1%	3.6%	3.1%	3.2%
1 Yr Total Return	9.9%	12.8%	8.2%	28.6%

* Excludes the impact of the change in fee
** June 03 on June 04

GPT

Financial Performance

	Dec 2003	Jun 2004	Jun 2004*
Net Operating Income	+7.3%	+3.8%	+3.8%
Total Assets	$7.7b	$8.0b	$8.2b
Total Borrowings	$2.1b	$2.2b	$2.4b
Gearing	27.6%	27.5%	29.5%
NTA per unit	$2.73	$2.74	$2.74

* Adjusted for P&O Resorts acquisition

GPT

Retail $3.9 billion (49%)



Key Results: Shopping Centres

- Total Portfolio income up 8.4%
- Portfolio delivering growth
  - Total Centre MAT/sqm up 2.7%
  - Specialty MAT/sqm up 3.8%
  - Regional specialty productivity at $9,009/sqm
  - Regional specialty occupancy costs at 14.6%
  - Base rent/sqm up 3.9%

GPT

Strong Development Pipeline

	2002	2003	2004	2005	2006	2007	2008
Floreat Forum	$48M						
Erina Fair	$106M						
Melbourne Central		$245M					
Penrith Plaza				$140M*			
Macarthur Square				$95M*			
Rouse Hill Regional Centre					$300-350*		
Charlestown Square							
Chirnside							
Wollongong							
Sunshine Plaza	$20M						

Complete

Underway

Planned

* Approximate value & timing

GPT

Strong Development Pipeline


NSW GPT RETAIL ASSETS
Charlestown Square
Pop Growth 0.9% pa
Pop Growth 1.5% pa
Erina Fair
Pop Growth 2.9% pa
Rouse Hill
Forestway Shopping Centre
Penrith Plaza
Pop Growth 1.1% pa
Carlingford Court
SYDNEY
Macarthur Square
Pop Growth 1.6% pa
Wollongong Central
Pop Growth 0.9% pa
NSW Average
Pop Growth 0.8% pa

Source: LLREI Research, Urbis JHD, Dimasi Strategic Research, Access Economics, Leyshon Consulting


Melbourne Central
FOOD

Melbourne Central

- 75% of construction complete
- 95% of base rental committed
- Retail Plan will deliver on Vision
  - Majors – Hoyts, Coles
  - Large Format – Borders, Freedom, Bayswiss, Fitness First
  - Catalyst – Tommy Hilfiger, Carhartt, GStar, Billabong, Industrie, Morrissey, Armani Exchange, Miss Sixty
- On track for completion end 2004

GPT

Penrith Plaza

- Dominant regional in Sydney's outer west
- Specialty performance very strong
  - Specialty sales $11,219/sqm
  - Specialty occupancy costs 14.7%
- Compelling development proposition
- Development
  - $140 million
  - Additional 100 tenancies
- Target Year 1 yield 8%

GPT

Macarthur Square

- Dominant regional in Sydney's outer south-west
- Specialty performance very strong
  - Specialty sales $9,143/sqm
  - Specialty occupancy costs 14.3%
- Compelling development proposition
- Development - $190m ($95m GPT share)
- Target Year 1 yield 8%

GPT

Rouse Hill Town Centre

- Last greenfield regional retail opportunity in NSW
- Catchment of approx 300,000 growing at 2.9% pa
- Progress on Conditions Precedent
  - Masterplan DA – March 04
  - Majors
  - Expected to commence early 2005

GPT


Office $3 billion (37%)

Key Results: Office

- Income up 12.5%
- Portfolio quality enhanced
  - Stage 2 National Building complete
  - Darling Park Stage 3 under development
  - Refurbishments
- Occupancy remains high (93%)
  - Over 73,000 sqm leased (19,400sqm – 2003)
- Low risk lease expiry profile
  - Average lease term 6.3 years (5.0 years – 2003)

GPT

Manageable Expiry Risk



Office Lease Expiry Profile by Area
30 June 2004
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Total Portfolio
Melbourne only
7.0%
3.1%
3.6%
2.2%
11.0%
9.2%
9.4%
0.0%
5.0%
4.9%
7.4%
5.0%
56.6%
75.6%
Vacant
2004
2005
2006
2007
2008
Beyond

- Portfolio well positioned
- Manageable forward expiry
- Melbourne assets well positioned

GPT

Office Portfolio Outlook

- Portfolio well positioned for growth
- Quality improved
  - Acquisitions
  - Refurbishments
- Minimal vacancy – majority in Sydney
- Low risk expiry profile
- Strengthening of demand expected to continue

GPT

Hotel/Tourism $778 million (10%)



Key Results: Hotel/Tourism

- Portfolio income up 18.3%

- Ayers Rock Resort performance improving
  - Revenue* +4.9%
  - Room Nights Sold* +4.9%
  - Room Rate +0.5%
  - GPT Income +11.4%

- Longitude 131° now re-opened

* Excludes Longitude 131°

GPT

Key Results: Hotel/Tourism

- Four Points by Sheraton Sydney showing continued strong performance
  - Revenue +30.1%
  - Room Nights Sold +14.0%
  - Room Rate +16.5%
  - GPT Income +36.2%

GPT

Portfolio Expanded

- P&O Resorts acquisition $225m (approx)
  - 9.4% yield (excl land), increasing to 10% year 2
  - Dominant owner of eco-tourism resorts
- Perfect strategic fit (quality & scale)
  - Australia's Natural Treasures
- Significant benefits
  - Greater diversity
  - Marketing/cross selling
  - Cost savings
  - Expansion land

GPT

ndustrial/Business Park $326 million (4%)



Key Results: Industrial/Business Park

- Income up 24.4%
- Occupancy 94%
- Acquisitions
  - Quad 3 completed
  - Quad 4
  - 8 Herb Elliot Drive, Homebush Bay
  - 7 Figtree Drive, Homebush Bay
- Future Growth Potential
  - 350,000 sqm development land across Portfolio
  - Austrak Business Park
  - Homebush Bay
- Over 40,000 sqm leased
- Average lease expiry 5.6 years

GPT

Masterplanned Urban Communities



Masterplanned Urban Communities

- $1 billion Rouse Hill Regional Centre
  - Masterplan approved March 2004
  - Residential construction due to commence end 2004
  - Average capital commitment $30m (max $40m)
  - 1,500 dwellings/lots over 10 years
- Twin Waters
  - Stage 1 DA lodged
  - Masterplan to be lodged late 2004
  - Construction planned to commence end 2004
  - Average capital commitment $20m (max $30m)
  - 370 dwellings/lots over 7 years

GPT

Capital Management

- Total Assets $8.2 billion*
- Gearing of 29.5%* (limit 40%)
- Borrowings
  - Maturities from within one month to 2029
  - Almost fully hedged
  - Current effective interest rate 6.01%
  - Average duration 3.3 years
- S&P ratings (Long term: A+, Short term: A-1)

* Adjusted for acquisition of P&O Resorts

GPT

In Summary….

- Performance strong
  - Retail – highly productive, quality portfolio
  - Office – well positioned, dependent on strength of market recovery
  - Hotel – expanded portfolio, quality assets, improving performance
  - Industrial – portfolio grown, further expansion and acquisition potential
  - Masterplanned Urban Communities – projects on track, impact on growth from 2005

GPT

ASX Company Announcement

Date:	Thu Jul 29 09:32:44 2004
Document Image #:	00449165
Announcement Type:	Half Yearly Report
ASX Description:	GPT Half Yearly Report/Half Year Accounts

Connect 4 Summary:

Company Summary:

GPT
GENERAL PROPERTY TRUST

GPT Management Limited
ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9236 6020

GPT@lendlease.com.au

www.gpt.com.au

29 July 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)
20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

Dear Sirs

GENERAL PROPERTY TRUST

1. Half Year Results

GPT Management Limited, as responsible entity of General Property Trust, releases the attached statement regarding the Trust's results for the six months to 30 June 2004. Also attached are audited financial statements for the six months to 30 June 2004 and ASX Appendix 4D.

2. June Quarter Distribution

GPT Management Limited, the responsible entity of General Property Trust, announces the following distribution for the quarter ended 30 June 2004.

(a) Distribution – Ordinary Units

A distribution for the three months ended 30 June 2004 of 5.5 cents per General Property Trust unit will be paid by the Trust on 23 August 2004 (the distribution for the three months ended 30 June 2003 was 5.3 cents per unit and the distribution for the three months ended 31 March 2004 was 5.4 cents per unit).

(b) **Income Tax Deferred Component – Ordinary Units**

The distribution advice for the June quarter will advise that 2.322486 cents (capital works allowance, depreciation and other allowances) is income tax deferred for investors that hold their investment on capital account.

The income tax deferred component will reduce the cost base (or indexed base) in the case of units liable to capital gains tax on disposal.

(c) **Books Closing Date**

In accordance with Listing Rule 3A(5), we give formal notice that the register of unitholders of General Property Trust will close at 5.00pm, 10 August 2004 for the purpose of determining those unitholders entitled to participate in the distribution for the quarter ended 30 June 2004, payable on 23 August 2004.

Documents will be accepted for registration until 5.00 pm on the books closing date at the Sydney Register only:

Securities Registration Services
ASX Perpetual Registrars Limited
Level 8, 580 George Street
SYDNEY NSW 2000

Yours faithfully

James A Coyne
Legal Counsel & Company Secretary

Interim Financial Report

General Property Trust and its Controlled Entities

30 June 2004

ABN 58 071 755 609

Directors' Report

The directors of GPT Management Limited, the Responsible Entity of the General Property Trust and GPT Split Trust, present their report together with the interim financial reports of General Property Trust and GPT Split Trust for the half-year ended 30 June 2004 and the Audit Reports thereon.

Directors

The following persons were directors of GPT Management Limited during the reporting period:

Richard Longes (Chairman)
Malcolm Latham
Brian Norris
Ross Taylor (appointed 28 April 2004)
Peter Joseph
Ken Moss
Elizabeth Nosworthy

Trust

General Property Trust (GPT)
GPT comprises General Property Trust (Parent Entity), its controlled entities and joint ownership vehicles as disclosed in Note 19 to the consolidated financial statement.

GPT Split Trust
The Trust comprises GPT Split Trust.

Principal Activity

The principal activity of GPT is to invest in investment properties.

The principal activity of GPT Split Trust is to invest in GPT units.

Review of Operations and Changes in the State of Affairs

Financial Results

GPT
The operating result of GPT for the reporting period ended 30 June 2004 is a profit of $216.5 million (Jun 2003: $208.6 million).

GPT Split Trust
The operating result of GPT Split Trust for the reporting period ended 30 June 2004 is a profit of $2,330 thousand (Jun 2003: $2,348 thousand).

Earnings per Unit

The earnings per unit for the reporting period ended 30 June 2004 was 10.9 cents (Jun 2003: 10.7 cents).

During the reporting period, GPT acquired Darling Park Stage 3 in Sydney, a site adjoining Homemaker City Fortitude Valley in Queensland, Quad 4 land at Homebush Bay, and exchanged contracts to acquire 8 Herb Elliot and 7 Figtree Drive at Homebush Bay.

On 7 July 2004, GPT in conjunction with Voyages Hotels & Resorts Pty Limited exchanged contracts for the purchase of P&O Australian Resorts (POAR), the largest owner-operator of nature-based resorts in Australia. The portfolio includes Silky Oaks Lodge and the Dunk, Bedarra, Brampton, Lizard, Heron and Wilson Island resorts, all located in Queensland as well as Cradle Mountain Lodge in Tasmania.

On 24 May 2004 GPT received a merger proposal from Lend Lease Corporation Limited. For the purpose of considering this proposal the board comprised the independent directors, namely, Peter Joseph, Malcolm Latham, Elizabeth Nosworthy and Ken Moss. On 27 July 2004 the independent directors announced that they were unable to recommend the proposal to GPT unitholders.

Distributions

GPT
The Responsible Entity has determined the payment of a distribution for the reporting period ended 30 June 2004 of 10.9 cents per unit (Jun 2003: 10.5 cents).

GPT Split Trust
The Responsible Entity has determined the payment of a distribution for the reporting period ended 30 June 2004 of 9.475 cents per Income Unit (Jun 2003: 9.375 cents) and 1.425 cents per Growth Unit (Jun 2003: 1.125 cents).

Dated at SYDNEY this 28th day of July , 2004

Signed in accordance with a resolution of the directors.

Director

Director

Statement of Financial Performance
Half-Year ended 30 June 2004

	Note	Consolidated 30 Jun 2004 $m	Consolidated 30 Jun 2003 $m
Statement of Financial Performance			
Revenue			
Rents		319.4	295.6
Interest - Joint venture investment arrangements		2.4	2.1
Interest - Cash and short term money market securities		2.5	1.7
Proceeds on disposal of units in listed property trust		-	41.2
Share of net profits of associates	19	44.5	30.2
Other income		-	1.3
Revenue		368.8	372.1
Expenses			
Rates, taxes and other property outgoings		71.6	65.5
Repairs and maintenance		5.5	4.6
Provision for doubtful debts		0.1	0.4
Audit and accounting fees	3	0.8	0.3
Borrowing costs		52.0	37.3
Responsible Entity's fee	3	19.7	12.6
Book value of units in listed property trust		-	41.2
Other expenses		2.6	1.6
Expenses		152.3	163.5
Net Operating Income		216.5	208.6
Increase in asset revaluation reserve	15	11.1	37.7
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		11.1	37.7
Total changes in equity other than those resulting from transactions with Unitholders as owners		227.6	246.3

	Note	Cents	Cents
Basic earnings per unit	18	10.9	10.7

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

	Note	$m	$m
Distribution			
Net Operating Income		216.5	208.6
Undistributed income at the beginning of the period		7.6	0.7
Transfer from equity	14	2.6	-
Total available for distribution		226.7	209.3
Distribution paid and payable	2	(219.8)	(204.7)
Undistributed income at the end of the period		6.9	4.6

Statement of Financial Position
As at 30 June 2004

	Note	Consolidated 30 Jun 2004 $m	Consolidated 31 Dec 2003 $m
Current Assets			
Cash		52.5	44.0
Receivables	4	48.5	46.0
Other	5	12.0	14.6
		113.0	104.6
Non-current Assets			
Investment properties	6	7,758.9	7,489.8
Investment in associates (masterplanned urban communities)	8	9.2	6.5
Other assets	9	99.7	94.2
		7,867.8	7,590.5
Total Assets		7,980.8	7,695.1
Current Liabilities			
Payables	10	149.3	147.3
Interest bearing liabilities	11	1,170.0	775.0
Provisions	12	110.9	105.3
		1,430.2	1,027.6
Non-current Liabilities			
Interest bearing liabilities	13	1,027.0	1,352.0
		1,027.0	1,352.0
Total Liabilities		2,457.2	2,379.6
Net Assets		5,523.6	5,315.5
Equity			
Contributed equity	14	4,598.5	4,400.8
Asset revaluation reserve	15	918.2	907.1
Undistributed income		6.9	7.6
Total Equity	16	5,523.6	5,315.5

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

Statement of Cash Flows
Half-Year ended 30 June 2004

	Note	Consolidated 30 Jun 2004 $m	30 Jun 2003 $m
Cash flows from operating activities			
Cash receipts in the course of operations (inclusive of goods and services tax)		324.1	292.5
Cash payments in the course of operations (inclusive of goods and services tax)		(133.0)	(97.2)
Interest received		5.0	3.2
Distributions received from associates		48.2	29.2
		244.3	227.7
Borrowing costs		(59.8)	(43.3)
Net cash inflow from operating activities	17	184.5	184.4
Cash flows from investing activities			
Payments for property investments		(226.6)	(173.6)
(Increase) in masterplanned urban communities and other assets		(5.5)	-
Investment in units in listed property trust		-	(41.2)
Net cash outflow from investing activities		(232.1)	(214.8)
Cash flows from financing activities			
Net Short Term Notes issued		70.0	159.0
Net Medium Term Notes issued		-	75.0
Proceeds from issue of units		200.3	-
Distributions paid		(214.2)	(202.8)
Net cash inflow from financing activities		56.1	31.2
Net increase in cash		8.5	0.8
Cash at the beginning of the reporting period		44.0	45.6
Cash at the end of the reporting period	17	52.5	46.4

The above Statement of Cash Flows should be read in conjunction with the accompanying notes.

1. Summary of accounting policies

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 31 December 2003 and any public announcements made in respect of General Property Trust ('GPT') during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

(a) Basis of preparation

This general purpose financial report for the interim half year ended 30 June 2004 has been prepared in accordance with the Trust Constitution, Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board, and the Corporations Act 2001. It is prepared on the basis of the going concern and historical cost conventions and has not been adjusted to take account of either changes in the general purchasing power of the dollar or changes in the values of specific assets, except to the extent that GPT property investments have been revalued. The accounting policies adopted are consistent with those of the previous period unless otherwise specified. Comparative information has been reclassified where appropriate to enhance comparability.

(b) Principles of consolidation

The consolidated financial statements incorporate all the assets, liabilities and net operating results of the controlled entities. GPT and its controlled entities together are referred to in this financial report as the Trust. The effects of all transactions between controlled entities in the Trust have been eliminated in full.

Certain property investments are held via joint ownership arrangements (refer Note 25). These joint ownership arrangements include the ownership of units in single purpose unlisted trusts over which GPT exercises significant influence but does not control ('Associates').

The Trust has adopted the equity method of accounting for its property investments held via Associates in accordance with Accounting Standard AASB 1016: Accounting for Investments in Associates. The Responsible Entity believes that including this information in the Trust Investment Properties note (Note 6) appropriately reflects the nature and substance of the Trust's operations.

(c) Accounting for acquisitions

On the acquisition of property trusts, the fair value of the consideration is compared with the fair value of the assets acquired. Any discount or goodwill arising on acquisition is accounted for in accordance with AASB 1013: Accounting for Goodwill.

(d) Investment properties

The Trust Compliance Plan requires that all Trust property investments be valued at intervals of not more than three years and that such valuations be reflected in the financial report of the Trust. It is the policy of the Responsible Entity to review the carrying value of each property every six months. Independent valuations of the individual investments are carried out each three years in accordance with the Corporations Act 2001 and the Trust Constitution, or earlier where the Responsible Entity believes there may be a material change in the carrying value of the property.

A revaluation increment is credited directly to the asset revaluation reserve, unless it is reversing a previous decrement charged as an expense in the Statement of Financial Performance in respect of that same class of assets, in which case the increment is credited to the Statement of Financial Performance.

A revaluation decrement is recognised as an expense in the Statement of Financial Performance, unless it is reversing a revaluation increment previously credited to, and still included in the balance of, the asset revaluation reserve in respect of that same class of assets, in which case it is debited directly to the asset revaluation reserve.

Some property investments are held through the ownership of units in single purpose unlisted trusts where GPT exerts significant influence but does not have a controlling interest. The Trust has adopted the equity method for these Associates (refer Note 1(b)). The property and other property related net assets of the Associates have been disclosed separately in Note 6. Investments in masterplanned urban communities which have been accounted for using the equity method have been disclosed separately in Note 8.

Interests held by GPT in controlled trusts and associated trusts are brought to account at valuation based on the net tangible asset backing at the end of each quarter.

Land and buildings have the function of an investment and are regarded as a composite asset. The applicable Accounting Standards do not require that investment properties be depreciated. Accordingly, the buildings and any component thereof (including integral plant and equipment) are not depreciated.

Expenses capitalised to properties may include the cost of acquisition, additions, refurbishments, redevelopments, borrowing costs and fees incurred.

1. Summary of accounting policies (Continued)

(e) Financial Instruments

Bank bill and money market investments are reported at historic cost. As it is the intention to hold these instruments to maturity they are not revalued to market. Interest accrued at balance date is included in the accounts as a receivable. Interest rate swaps are only entered into to protect the Trust from variable interest rates. These transactions are accounted for on an accruals basis over the life of the facility that they are hedging. The Trust has classified as current liabilities short term note borrowings and medium term notes expiring within one year, notwithstanding that the Trust may hedge the interest rate exposure beyond one year and the fact that the Trust maintains stand-by facilities to provide liquidity backup for the short term/medium term note programme as described in Note 20.

(f) Revenue

Revenue from rents and interest is brought to account on an accruals basis. Revenue not received at balance date is included in the accounts as a receivable. The Trust's proportionate share of net operating results of Associates is included in the net income available for distribution when earned. Such income has been separately disclosed in the Statement of Financial Performance.

(g) Leasing costs

Initial direct leasing costs are amortised over the term of the respective leases.

(h) Other expenditure

Other expenditure, including rates, taxes, interest and other outgoings is brought to account on an accruals basis.

(i) Income tax

Under current tax legislation the Trust is not liable for income tax, provided its taxable income and taxable realised gains are fully distributed to Unitholders each year.

(j) Cash flows

For the purposes of the Statement of Cash Flows, cash includes cash at bank, deposits at call and short term money market securities which are readily converted into cash.

(k) Distributions

Distributions are paid to Unitholders each quarter. Provision is made for the amount of any distribution declared, determined or publicly recommended by the directors on or before the end of the reporting period but not distributed at balance date.

(l) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in costs of qualifying assets (an asset that takes a substantial period of time to get ready for its intended purpose) - refer Note 1(d).

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's development borrowings during the period, in this case 6.87% (2003: 6.78%)

Borrowing costs include:
- Interest on short term and long term borrowings,
- Amortisation of discounts or premiums relating to borrowings, and
- Amortisation of ancillary costs incurred in connection with the arrangement of borrowings.

(m) Rounding

The financial report of the Trust has been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report to the nearest tenth of a million dollars, unless otherwise stated. Amounts have been rounded off in the financial report in accordance with that Class Order.

Notes to Financial Statements

	Consolidated	
	30 Jun 2004 $m	30 Jun 2003 $m
2. Distributions		
In respect of the six months ended 30 June 2004		
Distribution of 5.4 cents per unit paid on 23 May 2004 (23 May 2003: 5.2 cents)	108.9	101.4
Distribution of 5.5 cents per unit payable on 23 Aug 2004 (25 Aug 2003: 5.3 cents)	110.9	103.3
Distribution for the six months ended 30 June 2004 10.9 cents per unit (30 Jun 2003: 10.5 cents)	219.8	204.7
Undistributed income at 30 June	6.9	4.6

	$'000	$'000
3. Expenses		
Expenses have been arrived at after charging the following items:		
Auditors' remuneration:		
Auditing the financial report	369.3	282.3
Other audit related work	70.9	60.2
Total audit and audit related work	440.2	342.5
Other assurance services	380.0	73.7
Total auditors' remuneration	820.2	416.2

Other assurance services in 2004 includes due diligence reviews on Lend Lease Corporation Ltd's merger proposal.

Responsible Entity's fee	19,720.0	12,562.4

From 1 January 2003, the base management fee payable by GPT has been reduced from 0.55% to 0.40% per annum of gross assets and a performance component has been introduced. The performance component, if applicable, is 5% of GPT's outperformance compared to the S&P/ASX Property 200 Accumulation Index. The total fee payable each six months is capped at 0.275% of the gross assets of the Trust. GPT Management Limited will receive all or part of the performance fee so that earnings per unit for each six month period is not less than the earnings per unit for the previous six month period. Based on GPT's performance for the twelve months to 30 June 2004, a performance fee of $3,468,000 (Jun 2003: $nil), is payable in respect of the six months to 30 June 2004.

Notes to Financial Statements

	Consolidated	
	30 Jun 2004 $m	31 Dec 2003 $m
4. Receivables		
Trade debtors	21.1	27.2
Provision for doubtful debts	(1.2)	(1.2)
	19.9	26.0
Distributions receivable from associates	6.8	10.6
Other debtors	21.8	9.4
	48.5	46.0
5. Other current assets		
Prepayments	12.0	14.6
6. Investment properties		
Retail	3,849.4	3,723.2
Office	3,030.8	2,946.7
Hotel & Tourism	553.2	530.1
Industrial	325.5	289.8
	7,758.9	7,489.8

The mixed class of assets (as referred to in the following table) has been allocated in the table above as follows:
Melbourne Central : 54.1% Retail ($346.9m) and 45.9% Office ($294.3 m) (Dec 2003: 50% Retail and 50% Office)
Due to the departure of Daimaru and the redevelopment of Melbourne Central, the allocation of the value was reviewed.
Brisbane Transit Centre : 83% Office and 17% Hotel & Tourism

	Consolidated Half-Year	
	30 Jun 2004 $m	31 Dec 2003 $m

Reconciliation

Reconciliations of the carrying amounts of investment properties at the beginning and end of the current and previous reporting period are set out below.

Carrying amount at start of the reporting period	7,489.8	6,734.6
Additions	258.0	557.9
Disposals	-	-
Net increase in revaluation of investment	11.1	197.3
Carrying amount at end of the reporting period	7,758.9	7,489.8

6. Investment properties (Continued)

Name	Ownership % (1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions $m	Date of Latest Valuation	Independent Valuer	Latest Independent Valuation $m	Additions Since Valuation $m	Book Value 30 Jun 04 $m	(5)
RETAIL										
Bonner House	100	Oct 2001	9.1	9.3	Mar 2003	Knight Frank	11.0	-	11.0	
ACT	Leasehold					KL Goddard, FAPI				
Borec House	100	Jul 2002	10.6	10.7	Sep 2003	CB Richard Ellis	10.8	-	10.8	
NSW						M Steur, AAPI				
Casuarina Square	100	Oct 1973	4.5	144.5	Sep 2002	Knight Frank	264.0	3.5	267.5	
NT						KL Goddard, FAPI				
Charlestown Square	100	Dec 1977	7.3	177.8	Sep 2003	Knight Frank	325.0	1.7	326.7	
NSW						KL Goddard, FAPI				
Pacific Highway, Charlestown	100	Oct 2002	7.1	7.1	Sep 2003	Knight Frank	7.0	0.0	7.0	
NSW		Jul 2003	5.3	5.3		KL Goddard, FAPI	-	-	5.3	
Dandenong Plaza	100	Dec 1993	60.2	191.1	Sep 2003	FPDSavills (NSW)	205.0	0.4	205.4	
VIC		Dec 1999	60.3	60.3		AD Johnston, AAPI				
Erina Fair	33.3, Freehold	Jun 1992	55.1	243.7	Sep 2003	Knight Frank			223.9	
NSW	16.7, Units in Trust					KL Goddard, FAPI			111.2	(3)
							323.7	11.4	335.1	
Penrith Plaza including Cinemas	100	Jun 1971	16.7	427.6	Sep 2003	CB Richard Ellis	505.0	9.6	514.6	
NSW		Oct 2002	362.9			M Steur, AAPI				
		Apr 1998	17.4							
High Street, Penrith	100	Nov 2002	5.2	6.1	Sep 2003	CB Richard Ellis	6.1	-	6.1	
NSW		Jan 2003	0.8			M Steur, AAPI				
Riley Square	100	Jun 1994	11.6	17.2	Sep 2003	CB Richard Ellis	15.2	-	15.2	
NSW						M Steur, AAPI				
Sunshine Plaza	50	Dec 1992	32.8	50.9	Sep 2003	FPDSavills (NSW)	82.0 (2)	1.0	83.0	
QLD	Freehold, JVIA					A Johnston, AAPI				
Plaza Parade	50	Jun 1999	4.7	11.9	Sep 2003	FPDSavills (NSW)	10.5	0.2	10.7	
QLD						A Johnston, AAPI				
Horton Parade	50	Jun 1998	3.8	7.8	Sep 2003	FPDSavills (NSW)	7.0	0.2	7.2	(3)
QLD	Units in Trust					A Johnston, AAPI				
Maroochydore Superstore		Feb 1999	5.5	5.5	Sep 2003	FPDSavills (NSW)	6.0	-	6.0	(3)
Plaza QLD				13.3		A Johnston, AAPI			13.2	
									0.2	(4)
Woden Plaza	100	Feb 1986	74.8	246.5	Mar 2003	Knight Frank	375.0	2.0	377.0	
ACT	Leasehold					KL Goddard, FAPI				
General Property Trust									2,188.8	
Carlingford Court	100	Jul 1996	80.1	137.6	Mar 2002	Knight Frank	133.0	3.2	136.2	
NSW						KL Goddard, FAPI				
Chirnside Park	100	Jul 1996	80.5	136.3	Mar 2003	JLL Advisory	132.0	0.3	132.3	
VIC						B Sweeney, AAPI				
Wollongong Central	100	Jul 1996	54.0	110.6	Sep 2003	Jones Lang LaSalle	157.0	1.4	158.4	
NSW		Oct 1998	34.8			JK Dillon, AAPI				
Floreat Forum	100	Jul 1996	33.3	87.1	Mar 2004	Knight Frank	95.0	-	95.0	
WA						M Crowe, AAPI				
Forestway Shopping Centre	100	Jul 1996	27.0	42.3	Sep 2001	Knight Frank	39.0	12.8	51.8	
NSW						KL Goddard, FAPI				
Macarthur Square	50	Dec 1999	135.0	148.7	Sep 2003	Jones Lang LaSalle	165.0	9.6	174.6	
NSW						D McLennan, AAPI				
Parkmore Shopping Centre	100	Jul 1996	120.0	130.4	Mar 2004	JLL Advisory	127.0	0.1	127.1	
VIC						B Sweeney, AAPI				
Homemaker City Aspley	100	Nov 2001	43.2	45.9	Jun 2002	JLL Capital Markets	43.5	2.6	46.1	
QLD						WR Wiemann, AAPI				
Homemaker City Bankstown	100	Nov 2001	38.5	39.7	Sep 2003	FPDSavills	44.0	0.6	44.6	
NSW						AD Johnston, AAPI				
Homemaker City Cannon Hill	100	Nov 2001	13.9	14.7	Sep 2003	Jones Lang LaSalle	15.7	0.3	16.0	
QLD						J Apted, FAPI				
Homemaker City Castle Hill	100	Nov 2001	25.4	36.0	Mar 2002	WK Wotton	26.5	10.6	37.1	
NSW		Jan 2003	8.7			W Wotton, FAPI				
Homemaker City Epping	100	Aug 2003	37.7	37.8	-	-	-	-	37.8	
VIC										
Homemaker City Fortitude Valley	100	Dec 2001	7.2	31.2	Sep 2003	CB Richard Ellis	31.6	0.1	31.7	
QLD						T Irving, AAPI				

(1) Freehold, unless otherwise stated.
(2) Present value of termination right and land at latest valuation.
(3) Share of Associate's property assets. The value of the Trust's interest in the Associate's property assets is included in the valuation.
(4) Share of Associates other property related net assets which have been included as property (refer note 1(b))
(5) Properties that have been independently valued in the last twelve months are carried at that valuation, except where capital expenditure has been incurred subsequent to valuation. Properties on which such capital expenditure has been incurred and properties which have not been independently valued in the last twelve months are carried at Directors' valuation.

JVIA = Joint Venture Investment Arrangement

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

6. Investment properties (Continued)

Name	Ownership % (1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions $m	Date of Latest Valuation	Independent Valuer	Latest Independent Valuation $m	Additions Since Valuation $m	Book Value 30 Jun 04 $m	(5)
RETAIL (Continued)										
Homemaker City Fortitude Valley Stage 2, QLD	100	Mar 2004	12.7	19.9	-	-	-	-	19.9	
Homemaker City Jindalee QLD	100	Nov 2001	38.7	40.5	Sep 2003	Jones Lang LaSalle J Apted, FAPI	47.6	0.4	48.0	
Homemaker City Maribyrnong VIC	100	Nov 2001	35.5	35.6	Sep 2003	Knight Frank MJ Schuh, AAPI	47.3	-	47.3	
Homemaker City Moorabbin VIC	100	Jul 2002	33.3	33.4	-	-	-	-	33.4	
Homemaker City Mt Gravatt QLD	100	Nov 2001	17.9	18.2	Mar 2002	JLL Capital Markets WR Wiemann, AAPI	19.4	0.3	19.7	
IKEA Building, Prospect NSW	100	Nov 2001	6.9	6.9	Sep 2003	Colliers International A Graham, AAPI	6.5	-	6.5	
Homemaker City Springwood QLD	100	Nov 2001	15.7	16.5	Mar 2002	JLL Capital Markets WR Wiemann, AAPI	16.0	0.8	16.8	
Homemaker City Underwood QLD	100	Nov 2001	10.5	10.6	Jun 2002	JLL Capital Markets WR Wiemann, AAPI	12.6	0.1	12.7	
Homemaker City Windsor QLD	100	Nov 2001	20.0	20.2	Jun 2002	JLL Capital Markets CJ Chatwood, AAPI	20.5	0.2	20.7	
GEM Retail Property Trust									1,313.7	
Total Retail									3,502.5	
OFFICE										
Citigroup Centre	50	Jul 2001	51.2	268.5	Dec-03	FPDSavills (NSW)				
NSW	Units in Trusts	Dec 2001	212.4							
		(4)	0.8			A Pannifex, FAPI				
				268.5			287.5	0.2	287.7	(2)
									(1.2)	(3)
1 Farrer Place NSW	50 Units in Trust	Dec-2003	253.6	259.6	-	-	-	-	259.6 -	
Australia Square NSW	50	Sep 1981	42.5	140.6	Jun 2004	Jones Lang LaSalle J Dillon, AAPI	178.0	-	178.0	
MLC Centre NSW	50	Apr 1987	233.5	313.3	Mar 2004	CB Richard Ellis S Fairfax, AAPI	284.5	0.5	285.0	
Riverside Centre QLD	100	Apr 1984	250.7	298.7	Sep 2002	CB Richard Ellis (C) J Porter, FAPI	245.0	5.3	250.3	
Black Ink House QLD	100	Apr 1984	9.1	15.5	Sep 2002	CB Richard Ellis (C) J Porter, FAPI	14.4	-	14.4	
General Property Trust									1,273.8	
179 Elizabeth Street NSW	100	Sep 1998	59.4	63.1	Sep 2003	FPDSavills A Pannifex FAPI	81.0	1.2	82.2	
10 & 12 Mort Street ACT	100 Leasehold	Jul 1996	58.6	59.9	Dec 2003	Jones Lang LaSalle RJ Lawrie, AAPI	50.0	-	50.0	
530 Collins Street & 120 King Street VIC	100	Jul 1996	310.0	319.7	Sep 2003	Urbis RJ Scrivener, FAPI	320.0	0.5	320.5	
HSBC Centre, 580 George St NSW	100	Jul 1996	180.0	214.0	Mar 2004	CB Richard Ellis S Fairfax, AAPI	227.0	-	227.0	
Darling Park Complex	50	Jun 2000	289.1	465.1						
NSW	Units in Trusts	Mar 2001	100.0							
		(4)	12.0							
				465.1	Apr 2004	FPDSavills (NSW) A Pannifex, FAPI	457.5	1.5	459.0	(2)
									(1.7)	(3)
Darling Park 3	100	Apr 2004	32.1	49.4	-	-	-	-	49.4	
The National, Stage 1 Victoria Harbour, VIC	100	Feb 2002	7.4	132.9	Mar 2004	Knight Frank MJ Schuh, AAPI	140.0	0.2	140.2	
The National, Stage 2 Victoria Harbour, VIC	100	Feb 2002	6.3	90.0	-	-	-	-	90.0	
GEM Commercial Property Trust									1,416.6	
Total Office									2,690.4	

(1) Freehold, unless otherwise stated.
(2) Share of Associate's property assets. The value of the Trust's interest in the Associate's property assets is included in the valuation.
(3) Share of Associate's other property related net assets (liabilities) which have been included as property (refer Note 1(b)).
(4) Acquisition costs.
(5) Properties that have been independently valued in the last twelve months are carried at that valuation, except where capital expenditure has been incurred subsequent to valuation. Properties on which such capital expenditure has been incurred and properties which have not been independently valued in the last twelve months are carried at Directors' valuation.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

6. Investment properties (Continued)

Name	Ownership % (1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions $m	Date of Latest Valuation	Independent Valuer	Latest Independent Valuation $m	Additions Since Valuation $m	Book Value 30 Jun 04 $m (10)	
MIXED										
Brisbane Transit Centre	50									
QLD	Units in Trust	Nov 1997	42.6	47.1	Jun 2004	Colliers International			54.9	(2)
	Shares in Company	Nov 1997	0.7	0.7		SR Andrew, FAPI			0.7	
				47.8			55.6	-	55.6	
Melbourne Central	100									
VIC		May 1999	410.2							
		Mar 2001	17.1							
		(3)	3.5							
			430.8	614.5	Sep 2001	Knight Frank	465.0	176.2	641.2	
						JA Perillo, AAPI				
Total Mixed									**696.8**	
INDUSTRIAL										
Harvey Road Kings Park NSW	100	May 1999	24.9	24.9	Mar 2002	JLL Capital Markets RJ Ewing, AAPI	24.9	-	24.9	
Part Citi-West Industrial Estate Grieve Pde & Dohertys Road Altona North VIC	100	Aug 1994	60.0	69.3	Mar 2003	FPDSavills R Bowman, AAPI	55.3	6.7	62.0	
Quad 1, Parkview Drive Homebush Bay NSW	100 Leasehold	Jun 2001	15.5	15.6	Jun 2004	Colliers International A Graham, AAPI	16.6	-	16.6	
Quad 2, Parkview Drive Homebush Bay NSW	100 Leasehold	Dec 2001	2.3	15.8	Jun 2004	Colliers International A Graham, AAPI	18.7	-	18.7	
Quad 3, Parkview Drive Homebush Bay NSW	100 Leasehold	Mar 2003	2.7	16.3	-	-	-	-	16.3	
Quad 4, Parkview Drive Homebush Bay NSW	100 Leasehold	Jun 2004	2.7	2.7	-	-	-	-	2.7	
Herb Elliott Homebush Bay NSW	100 Leasehold	Jun 2004	8.5	8.5	-	-	-	-	8.5	
Figtree Drive Homebush Bay NSW	100 Leasehold	Jun 2004	10.2	10.2	-	-	-	-	10.2	
7 Parkview Drive Homebush Bay NSW	100 Leasehold	May 2002	16.1	16.1	-	-	-	-	16.1	
Austrak Business Park, Somerton VIC	50	Oct 2003	47.8	59.1	-	-	-	-	59.1	
11 Grand Ave, Camellia Camellia NSW	100	May 1998	9.9	57.0	Sep 2003	Knight Frank WR Retallick, FAPI	58.0	1.1	59.1	
15 Berry Street Granville NSW	100	Nov 2000	10.0	10.0	Sep 2003	Knight Frank WR Retallick, FAPI	10.8	-	10.8	
19 Berry Street Granville NSW	100	Dec 2000	18.8	18.9	Sep 2003	Knight Frank WR Retallick, FAPI	20.5	-	20.5	
General Property Trust									**325.5**	
Total Industrial									**325.5**	
HOTEL & TOURISM										
Ayers Rock Resort NT	100 Part leasehold	Dec 1997	231.9	351.8	Mar 2004	JLL Hotels MA Cooper, AAPI	353.8 (4)	3.8	357.6	
	Shares in Company	Sep-2003	8.0	8.0					8.0	(5)
									17.9	(6)
Cape Tribulation Resorts QLD	100 Part leasehold	Mar 2002	11.5	19.1	-	-	-	-	19.1	
Wildman River NT	100 Part leasehold	Jun 2001	0.5	1.0	Mar 2004	JLL Hotels MA Cooper, AAPI	0.5	-	0.5	
Four Points by Sheraton Hotel Sydney, NSW	100 Leasehold	May 2000	148.1	166.0	Mar 2002	Colliers International R McIntosh, FAPI	136.0	8.9	144.9	
	Security Deposit								(7.0)	(7)
									137.9	
161 Sussex St Pty Limited	Loan								2.8	(8)
	40 Refer Note 6								(0.1)	(9)
Total Hotel & Tourism									**543.7**	
Total Investment Properties									**7,758.9**	

(1) Freehold, unless otherwise stated.
(2) Share of Associate's property assets. The value of the Trust's interest in the Associate's property assets is included in the valuation.
(3) Acquisition costs.
(4) Valuation for Ayers Rock Resort was $360m, of which $6.2m related to plant and equipment owned by Voyages Hotels & Resorts Pty Limited.
(5) Equity in Voyages Hotels & Resorts Pty Limited.
(6) Represents loan to Voyages Hotels & Resorts Pty Limited which primarily relates to Ayers Rock Resort
(7) Security deposit held by GPT.
(8) Loan to 161 Sussex Street for purchase of business assets. Undrawn finance facilities of 161 Sussex Street at balance date total $2 million (GPT share).
(9) Share of 161 Sussex Street property related net liabilities which have been included as property (refer Note 1(b)).
(10) Properties that have been independently valued in the last twelve months are carried at that valuation, except where capital expenditure has been incurred subsequent to valuation. Properties on which such capital expenditure has been incurred and properties which have not been independently valued in the last twelve months are carried at Directors' valuation.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

	Consolidated - Half-Year	
	30 Jun 2004 $m	31 Dec 2003 $m

6. Investment properties (Continued)

Additions to existing investments

During the period ended 30 June 2004 the following additions were made to existing property investments:

Retail	34.0	45.5
Office	75.9	69.9
Mixed	55.9	61.9
Industrial	10.4	24.1
Hotel & Tourism	12.6	12.1
	188.8	213.5

Additions to property include capitalised interest on redevelopment of $9.9 million using an interest rate of 6.87% (half-year to Dec 2003: $11.2 million using 6.78%).

Melbourne Central
Daimaru vacated the centre in July 2002. Under the terms of the early lease cessation, the Trust received a cash sum equivalent to five years gross rent. Rental top up of $9.0 million has been recognised during the period to June 2004. Construction commenced in November 2002 on the redevelopment of Melbourne Central. The total development cost is $244.8 million with forecast completion in December 2004. A major expansion and refurbishment of the office tower lobby is forecast to complete in August 2004.

Macarthur Square
A Development Application was approved in December 2003 for the $190 million (GPT's share $95 million) expansion of Macarthur Square. Construction will commence in the second half of 2004 and is programmed for completion late 2005.

Penrith Plaza
A Development Application was approved in June 2004 for the $138 million expansion of Penrith Plaza. Construction commenced in June 2004 and is programmed for completion mid 2006.

Forestway Shopping Centre
The upgrade of Forestway was completed in March 2004. The final development cost was $4.7 million.

Homemaker City Aspley
A Development Application was approved in April 2004 for a $7 million remix of Homemaker City Aspley. Construction commenced in June 2004 and is programmed for completion late 2004.

Rouse Hill Town Centre
A Masterplan Development Application was approved in March 2004 for the Rouse Hill Regional Centre. Construction on the town centre component is expected to commence in early 2005 and is programmed for completion late 2006.

The National Stage 1 and Stage 2
Stage 1 of the new National Australia Bank ('NAB') 56,000 sqm office development in Docklands, Melbourne achieved practical completion in October 2003. Stage 2 achieved practical completion in May 2004. The end cost of the development after enhancements agreed with the NAB is expected to be approximately $242 million.

Australia Square, Sydney
Major upgrade works to the public areas and to the Plaza Building at an estimated cost of $12 million (GPT's share $6 million) were completed in June 2004.

Austrak Business Park, Somerton, Victoria
GPT acquired a 50% interest in the Austrak Business Park at Somerton, Victoria in October 2003 for $47.8 million including acquisition costs. The investment comprises 56,000 sqm of investment properties, an intermodal rail terminal and 56 hectares of serviced industrial land. GPT has entered into a joint venture with Austrak AFM Pty Ltd (owners of the other 50% interest) to develop the land. As part of the acquisition GPT was required to reimburse the vendor for site works undertaken post acquisition.

The Quad, Parkview Drive, Homebush Bay

Construction of The Quad 3 building was completed in June 2004 at a cost of $15.8 million.

Ayers Rock Resort
During the first half of the year, a new retail outlet was added to the Outback Pioneer Hotel ($490,000) and the resort conference centre was refurbished ($350,000). In addition, Longitude 131 reopened after closure due to bush fire damage in October 2003. The replacement cost of Longitude 131 is fully insured, although approximately $1.5m of enhancements were included in the rebuild at GPT's cost (primarily increased fire protection and an improved arrival area).

Four Points Hotels - Retail/Commercial Precinct
The Corn Exchange building which adjoins the Four Points Hotel is currently being converted into office space. This space had previously been used for restaurant and retail uses. The cost of conversion is approximately $2.0m and will be tenanted by Voyages Hotels & Resorts when completed in September 2004.

6. Investment properties (Continued)

Purchase of Investments

Darling Park Stage 3

In April 2004 GPT purchased the Darling Park 3 leasehold and entered a development agreement with Lend Lease Development to develop the 29,000sqm final tower of the Darling Park complex. Approximately 60% of the space has been precommitted to Marsh and Mercer. Forecast cost to completion in May 2006 is $228 million.

Homemaker City Fortitude Valley - Stage 2

In March 2004, GPT acquired a land parcel on which Stage 2 of the Homemaker City Fortitude Valley will be developed. The completed centre is being acquired for approximately $52 million, including land. The centre is programmed for completion late 2004.

The Quad, Parkview Drive, Homebush Bay

The Quad 4 leasehold title was acquired in June 2004 for $2.7 million including acquisition costs. Quad 4 site forms part of the Quad Business Park complex which is being developed by GPT.

8 Herb Elliot Avenue, Homebush Bay

GPT exchanged contracts to acquire an investment in Homebush Bay NSW for $8.5 million including acquisition costs.

7 Figtree Drive, Homebush Bay

GPT exchanged contracts to acquire an investment in Homebush Bay NSW for $10.2 million including acquisition costs.

Joint venture investment arrangements

Sunshine Plaza

GPT and Australian Prime Property Fund Retail ('APPFR') entered into a JVIA with the Commonwealth Bank of Australia ('CBA') in 1994. Under the terms of the JVIA:

(a) A ground lease has been granted to the CBA for land owned by GPT and APPFR.

(b) GPT and APPFR make deposits with the CBA and receive a return on those deposits based on the income of the Centre. These deposits are repayable in 2006 or on termination of the ground lease or at its expiry.

(c) GPT has a right to terminate the ground lease each year over a five year period commencing June 2002. As contemplated under the terms of the JVIA, GPT and APPFR have lodged a notice to CBA to unwind the JVIA. When the right is exercised a payment is made to CBA under a formula based on the valuation of the Centre at development completion ($284 million) and termination date and the CBA will refund the deposits made by GPT. GPT's obligations in the JVIA are limited to its 50% share.

Other information

Ayers Rock Resort

The property is owned by GPT. The hotel businesses are owned and operated by Voyages Hotels & Resorts Pty Limited, which is wholly owned by GPT Hotel Management Pty Limited. GPT has leased the resort to Voyages Hotels & Resorts Pty Limited. GPT Hotel Management Pty Limited is a company with A and B Class shares. The A Class shares of GPT Hotel Management Pty Limited carry only voting rights and they are owned by GPT Operating Company Trust on behalf of the Unitholders of GPT. The B Class shares of GPT Hotel Management Pty Limited are owned by GPT and carry the income entitlement.

Cape Tribulation Resorts

These properties are owned by GPT and leased to Voyages Hotels & Resorts Pty Limited.

Four Points by Sheraton Hotel

The property is wholly owned by GPT. GPT also has a 40% interest in an associated company, 161 Sussex Street Pty Limited ('the Company') which leases and operates the hotel. Starwood Pacific Hotels Pty Limited ('Starwood'), a wholly owned subsidiary of Starwood Hotels and Resorts Worldwide Inc. owns the remaining 60% interest.

In May 2000, the Company leased the hotel from GPT for ten years, with the Company having an option to extend the lease for a further term of five years. After May 2005 the lease may be terminated by GPT if the hotel is sold. The Company has provided a security deposit of $7.0 million.

At the time of acquisition, GPT provided $4.0 million by way of loan to the Company to fund its purchase of business assets, the payment of the security deposit and initial working capital requirements. Since acquisition GPT has invested an additional $2.6 million in the Company. The Company has also repaid $1.2 million of GPT's loan in previous years hence the loan balance at June 2004 is $2.8 million.

	Consolidated 30 Jun 2004 $m	Consolidated 31 Dec 2003 $m
7. Commitments		
(a) Capital expenditure		
At balance date capital expenditure approved but not provided for in the financial report:		
Directly held investment properties		
Austrak Business Park, Somerton	1.6	5.6
Australia Square	3.9	5.2
Casuarina Square	0.5	0.7
Charlestown Square	4.1	-
Citi-West Industrial Park	-	3.0
Erina Fair	-	0.2
11 Grand Avenue, Camellia	0.2	0.6
MLC Centre	5.0	4.6
Penrith Plaza	124.5	5.7
Plaza Parade	-	0.2
Quad 3	-	8.6
Quad 4	1.0	-
Riverside Centre	0.7	3.9
Sunshine Plaza	0.4	0.1
Woden	1.5	0.3
Other properties	0.2	2.9
Unlisted controlled entities		
530 Collins St	0.7	0.8
Homemaker City Aspley	5.4	-
Ayers Rock Resort	2.2	0.9
Homemaker City Castle Hill	1.1	-
Darling Park Stage 3	175.7	-
The National, Stages 1 & 2	16.3	59.5
Floreat Forum	0.1	1.1
Homemaker City Fortitude Valley Stage 2	32.8	-
Macarthur Square	3.9	-
Melbourne Central	90.0	124.5
Parkmore Shopping Centre	0.9	1.4
Other properties	2.4	6.5
Investments in Associates		
Darling Park and Darling Park Property Trust	1.7	4.3
Erina Property Trust	-	0.1
Horton Trust	-	0.1
2 Park St Trust	-	2.1
	476.8	242.9
Due within 1 year	333.0	241.3
Due between 1 and 5 years	143.8	1.6
	476.8	242.9

(b) Investments

At balance date deposit commitments existed in respect of interests in JVIA contracted but not provided for in the financial report (refer Notes 6 and 9):

	30 Jun 2004 $m	31 Dec 2003 $m
Sunshine Plaza		
Due within 1 year	4.7	4.7
Due between 1 and 5 years	9.0	9.0
Due later than 5 years	-	-
	13.7	13.7

(c) Operating leases

Estimated aggregate amount of operating lease expenditure agreed or contracted but not provided for in the financial report.

	30 Jun 2004 $m	31 Dec 2003 $m
Due within 1 year	0.2	0.3
Due between 1 and 5 years	0.9	0.9
Due between 5 years and expiry date of leases	2.4	2.6
	3.5	3.8

Notes to Financial Statements

	Consolidated 30 Jun 2004 $m	Consolidated 31 Dec 2003 $m
8. Shares in Associates (Masterplanned Urban Communities)		
Lend Lease (Twin Waters) Pty Limited	6.9	5.5
Lend Lease GPT (Rouse Hill) Pty Limited	2.3	1.0
	9.2	6.5

Rouse Hill Regional Centre

In October 2003, a joint venture company owned 49% by GPT and 51% by Lend Lease entered into an agreement with the Department of Infrastructure, Planning and Natural Resources ('DIPNR') and Landcom to jointly develop, under a land management model, a regional centre at Rouse Hill. The project includes over 1,500 residential lots, a mixed use Town Centre and supporting infrastructure. GPT will develop and own the Town Centre, consisting of a retail market place, home living retail, commercial and learning space.

Twin Waters Resort

In October 2003, a joint venture company owned 49% by GPT and 51% by Lend Lease acquired the Twin Waters Resort and golf course for redevelopment into a resort and residential community. The re-development will include 370 dwellings, whilst the golf course, central and leisure facilities are to be on-sold to specialist operators.

9. Other assets

	30 Jun 2004 $m	31 Dec 2003 $m
Deposits		
Deposits at cost - Sunshine Plaza	74.6	74.6
Loans to Associates		
Lend Lease (Twin Waters) Pty Limited	16.5	16.7
Lend Lease GPT (Rouse Hill) Pty Limited	5.9	2.9
	22.4	19.6
Leasing Costs		
Leasing costs at cost	2.8	-
Less accumulated amortisation	(0.1)	-
	2.7	-
	99.7	94.2

Reconciliation

Reconciliations of the carrying amounts of other assets at the beginning and end of the current and previous reporting period are set out below.

	30 Jun 2004 $m	31 Dec 2003 $m
Carrying amount at start of the reporting period	94.2	70.0
Additions to Deposits	-	4.6
Additions to Loans to Associates	2.8	19.6
Additions to Leasing Costs	2.7	-
Carrying amount at end of the reporting period	99.7	94.2

Notes to Financial Statements

	Consolidated 30 Jun 2004 $m	Consolidated 31 Dec 2003 $m
10. Payables - Current		
Trade creditors	133.0	135.4
Creditors - other	2.9	3.3
- related party	2.2	2.2
Responsible Entity's fee	11.2	6.4
	149.3	147.3
11. Interest bearing liabilities - Current		
Short and Medium Term Notes (refer Note 1(e) and Note 20)	1,170.0	775.0
12. Provisions		
Distributions payable	110.9	105.3
13. Interest bearing liabilities - Non-current		
Medium Term Notes (refer Note 1(e) and Note 20)	902.0	1,227.0
CPI Coupon Indexed Bonds	125.0	125.0
	1,027.0	1,352.0
14. Contributed equity		
2,016,716,610 (Dec 2003: 1,949,716,610) units	4,598.5	4,400.8

Movements in units at issue price

	Consolidated 30 Jun 2004 Number of Units millions	Consolidated 30 Jun 2004 Amount at Issue Price $m
Balance at the beginning of the reporting period	1,949.7	4,400.8
New issues:		
Private placement		
Proceeds from issue of units (net of transaction costs)	67.0	200.3
Less: distribution entitlement relating to pre issue		(2.6)
Balance at the end of the reporting period	2,016.7	4,598.5

On 2 April 2004, 67 million units were issued via a private placement to raise $203 million. Units were allotted on 8 April 2004 at $3.03 under the placement, representing a 1.5% discount to 3 day volume weighted average (VWAP) of $3.077. The units were entitled to the full March 2004 quarter distribution and subsequent distributions.

	Consolidated 31 Dec 2003 Number of Units millions	Consolidated 31 Dec 2003 Amount at Issue Price $m
Balance at the beginning of the reporting period	1,949.7	4,400.8
New issues:		
Balance at the end of the reporting period	1,949.7	4,400.8

Distribution reinvestment plan

The Trust operated a distribution reinvestment plan ('DRP') under which holders of ordinary units elected to have all or part of their distribution entitlements satisfied by the issue of new ordinary units rather than being paid in cash. Units were issued under the plan at a 2% discount to the market price. The DRP has been terminated and has not applied to the distribution for any of the quarters of 2003 and 2004.

Notes to Financial Statements

15. Asset revaluation reserve

Nature and purpose of reserve

Asset revaluation reserve

The asset revaluation reserve is used to record increments and decrements on the revaluation of non-current assets, as described in accounting policy Note 1(d). The reserve is predominantly comprised of unrealised gains resulting from the revaluation of the Trust's property investments. The balance, or any part of the balance, standing to the credit of the reserve may be transferred to the Trust's distributions. During the reporting period $Nil (half-year to Dec 2003: $Nil) was transferred to distributions.

	Consolidated - Half-Year 30 Jun 2004 $m	Consolidated - Half-Year 31 Dec 2003 $m
Balance at the beginning of the reporting period	907.1	709.8
Increases/(decreases):		
Directly held investment properties		
Australia Square	(9.3)	-
Borec House	-	0.1
11 Grand Ave, Camelia	-	2.1
Charlestown Square	-	51.5
Charlestown Convenience Centre	-	(0.1)
Dandenong Plaza	-	2.0
Erina Fair	-	24.3
15 Berry Street, Granville	-	0.8
19 Berry Street, Granville	-	1.6
MLC Centre	(22.5)	-
Penrith Plaza	-	17.7
Plaza Parade	-	0.4
Riley Square	-	0.2
Quad 1, Homebush	1.0	
Quad 2, Homebush	2.9	
Sunshine Plaza	-	4.6
Reserves attributable to controlled entities		
Ayers Rock Resort	10.2	-
Wildman River	(0.5)	-
Wollongong Central	-	20.0
Floreat Forum	(0.7)	-
Macarthur Square	-	14.2
Parkmore Shopping Centre	25.9	-
Homemaker City Bankstown	-	4.4
Homemaker City Cannon Hill	-	1.2
Homemaker City Fortitude Valley	-	0.5
Homemaker City Jindalee	-	6.2
Homemaker City Maribyrnong	-	8.7
IKEA Building, Prospect	-	0.5
10 & 12 Mort Street	-	(1.0)
530 Collins Street & 120 King Street	-	(3.2)
179 Elizabeth Street	-	10.1
HSBC Centre, 580 George St	2.3	-
The National, Stage 1	7.3	-
Reserves attributable to Associates		
Brisbane Transit Centre	4.0	-
Darling Park	(9.5)	-
Erina Fair	-	12.1
Horton Parade/Maroochydore Superstore	-	0.2
Citigroup Centre	-	18.2
Net increase in valuations	11.1	197.3
Balance at the end of the reporting period	918.2	907.1

Notes to Financial Statements

	Consolidated 30 Jun 2004 $m	Consolidated 31 Dec 2003 $m
16. Total equity		
This represents amounts subscribed for units and options together with total reserves resulting in a net tangible asset backing of $2.74 (Dec 2003:$2.73) per unit based on the number of GPT current units.	5,523.6	5,315.5

	Consolidated 30 Jun 2004	Consolidated 30 Jun 2003
17. Notes to the Statement of Cash Flows		
(a) Reconciliation of net operating income to net cash provided by operating activities		
Net operating income	216.5	208.6
Interest capitalised	(9.9)	(6.3)
Net cash provided by operating activities before changes in assets and liabilities	206.6	202.3
Responsible Entity's fee	4.8	(2.4)
(Increase)/decrease in receivables	(6.6)	3.0
Increase/(decrease) in payables	(20.3)	(18.5)
Net cash provided by operating activities	184.5	184.4
(b) Reconciliation of Cash		
Disclosed in Statement of Financial Position as: Cash	52.5	46.4
18. Earnings per unit		
(Net operating income divided by weighted average number of units)	10.9	10.7
Weighted average number of ordinary units on issue during the reporting period used in the calculation of basic earnings per unit - (millions)	1,992.8	1,949.7

Notes to Financial Statements

19. Investments in controlled entities and Associates

Name of Entity	Interest %	Contribution to net operating income Consolidated - Half-Year 30 Jun 2004 $m	30 Jun 2003 $m
Parent entity			
General Property Trust		50.4	64.8
Controlled entities			
GPT Hotel Trust	100	-	-
Ayers Rock Resort Trust	100	16.1	14.4
GPT Hotel (Darling Harbour) Trust	100	7.2	6.2
GPT Industrial Trust (formerly known as Wales House Trust)	100	-	-
GPT Industrial (Somerton) Trust	100	1.2	-
GPT Pty Limited	100	-	-
GPT Residential Trust (formerly GPT Office Trust)	100	-	-
GPT Residential (Rouse Hill) Trust	100	0.1	-
GPT Residential (Twin Waters) Trust	100	0.7	-
GPT Subsidiary Holding Trust	100	-	-
GEM Retail Property Trust	100	30.3	29.7
Homemaker Retail Property Trust	100	16.9	15.3
Whitnall Pty Ltd	100	-	-
GEM Commercial Property Trust	100	(1.7)	0.4
Growth Equities 530 Collins Street Trust	100	11.8	12.9
Growth Equities 580 George Street Trust	100	9.6	8.9
New Property Investment Trust No. 1	100	2.8	2.8
GEM Allendale Trust	100	-	-
GPT Victoria Harbour No 1B Trust	100	-	-
GPT Victoria Harbour No 1A Trust	100	5.2	-
GPT Victoria Harbour No 2B Trust	100	-	-
GPT Victoria Harbour No 2A Trust	100	0.1	-
Melbourne Central Holdings Pty Ltd	100	-	-
Melbourne Central Unit Trust	100	21.3	23.0
Melbourne Central Custodian Pty Ltd	100	-	-
		121.6	113.6
Associates			
Erina Property Trust	50	3.8	2.2
Darling Park Trust	50	11.4	9.5
Darling Park Property Trust	50	7.0	7.0
1 Farrer Place Trust	50	7.9	-
Horton Trust	50	0.6	0.5
Roma Street Trust	50	2.5	2.5
Lend Lease GPT (Rouse Hill) Pty Limited	49	-	-
Lend Lease Twin Waters Resort Pty Limited	49	0.5	-
2 Park Street Trust	50	10.4	9.4
161 Sussex St Pty Limited	40	0.4	(0.9)
		44.5	30.2
		216.5	**208.6**

All equity interests, as described in Note 6, issued by GPT and its controlled entities are ordinary interests.

All Associates have a reporting period of 30 June, except for Horton Trust and 161 Sussex St Pty Limited which have a reporting period of 31 December.

Notes to Financial Statements

	Consolidated - Half-Year	
	30 Jun 2004 $m	31 Dec 2003 $m

19. Investments in controlled entities and Associates (Continued)

Reserves attributable to Associates

	30 Jun 2004 $m	31 Dec 2003 $m
Asset revaluation reserve		
Balance at the beginning of the reporting period	56.3	25.8
Revaluations during the reporting period	(5.5)	30.5
Balance at the end of the reporting period	50.8	56.3

Movements in carrying amount of investments in Associates

	30 Jun 2004 $m	31 Dec 2003 $m
Carrying amount of investments at the beginning of the reporting period	1,190.4	885.6
Net operating income attributable to associates	44.5	33.5
Less: Distributions received/receivable	(44.5)	(33.5)
Incidental costs on acquisition	-	-
Issue of equity	29.5	274.3
Redemption of equity	-	-
Share of movements in asset revaluation reserve	(5.5)	30.5
Carrying amount of investments at the end of the reporting period	1,214.4	1,190.4

Summary of the financial position of Associates

	30 Jun 2004 $m	31 Dec 2003 $m
The recognised amounts of aggregate assets and liabilities of associates are:		
Assets	1,263.0	1,230.0
Liabilities	(48.8)	(40.6)
Share of net assets of Associates	1,214.2	1,189.4
Incidental costs on acquisition prior to latest revaluation of Associates' assets	0.2	1.0
Carrying amount of investments at the end of the reporting period	1,214.4	1,190.4

Share of Associates' capital expenditure commitments - refer Note 7

Share of Associates' financing facilities - refer Note 6

	Consolidated 30 Jun 2004 $m	Consolidated 31 Dec 2003 $m

20. Finance facilities

	30 Jun 2004 $m	31 Dec 2003 $m
Bank stand-by facilities	400.0	400.0

The Trust has stand-by facilities of $400 million (Dec 2003: $400 million) to provide liquidity backup for the Short Term/Medium Term Note Programme which were not utilised at balance date. $200 million matures on 30 October 2004 and a further $200 million matures on 22 November 2004. It is anticipated that it will be possible to extend all facilities.

Short Term Note / Medium Term Note Programme

The Short Term/Medium Term Note Programme ('the Programme') is a revolving, non-underwritten, debt programme. The Programme provides flexible short term and medium term funding to enable the Trust to fund commitments and to act promptly on investment opportunities. The Programme can be terminated at the discretion of the Trust and is unsecured. The value of the notes issued under the Programme is limited by the Trust constitution. The constitution limits the amount of debt to no more than 40% of the total assets. At 30 June 2004 the percentage of debt to total assets is 27.5%.

	30 Jun 2004 $m	31 Dec 2003 $m
Maximum amount of Short Term Notes on issue during the period	665.0	595.0
Amount of Short Term Notes outstanding at the end of the period	665.0	595.0
Maximum amount of Medium Term Notes on issue during the period	1,407.0	1,407.0
Amount of Medium Term Notes outstanding at the end of the period	1,407.0	1,407.0

CPI Coupon Indexed Bonds

On 10 December 1999, the Trust issued CPI Coupon Indexed Bonds totalling $125 million. The securities will expire on 10 December 2029 and have a current coupon of 6.87%. The coupon compounds quarterly at the rate of CPI.

Finance Facilities as at 30 June 2004

	Notes	Total	Non-interest bearing	Floating interest rate	FIXED INTEREST MATURING IN: 1 year or less	Over 1 year to 5 years	More than 5 years
		$m	$m	$m	$m	$m	$m
Financial assets							
Cash and deposits		52.5	-	52.5	-	-	-
Receivables	4	48.5	48.5	-	-	-	-
		101.0	48.5	52.5	-	-	-
Weighted average interest rate				5.2%			
Financial liabilities							
Interest bearing liabilities	11,13	2,197.0	-	1,287.0	200.0	510.0	200.0
Trade and other payables	10	149.3	149.3	-	-	-	-
Interest rate swaps		-	-	(1,125.0)	450.0	745.0	(70.0)
Forward start interest rate swaps		(400.0)	-	-	(450.0)	50.0	-
Forward start interest rate swap maturities		400.0	-	-	-	100.0	300.0
		2,346.3	149.3	162.0	200.0	1,405.0	430.0
Weighted average interest rate				5.9%	5.3%	5.7%	5.4%
Net financial liabilities		(2,245.3)	(100.8)	(109.5)	(200.0)	(1,405.0)	(430.0)

Unrealised losses on interest rate swaps totalling $0.7 million (Dec 2003: $3.8 million unrealised losses) have not been recognised in the financial statements as it is intended the Trust will retain these swaps to maturity.

The net fair value of all other financial assets and liabilities approximates their carrying value.

Notes to Financial Statements

20. Finance facilities (Continued)

Finance facilities as at 31 December 2003

	Notes	Total	Non-interest bearing	Floating interest rate	FIXED INTEREST MATURING IN 1 year or less	Over 1 year to 5 years	More than 5 years
		$m	$m	$m	$m	$m	$m
Financial assets							
Cash and deposits		44.0	-	44.0	-	-	-
Receivables	4	46.0	46.0	-	-	-	-
		90.0	46.0	44.0	-	-	-
Weighted average interest rate				4.8%			
Financial liabilities							
Interest bearing liabilities	11, 13	2,127.0	-	1,217.0	100.0	610.0	200.0
Trade and other payables	10	147.3	147.3	-	-	-	-
Interest rate swaps		-	-	(730.0)	190.0	640.0	(100.0)
Forward start interest rate swaps		(435.0)	-	-	(285.0)	(100.0)	(50.0)
Forward start interest rate swap maturities		435.0	-	-	-	185.0	250.0
		2,274.3	147.3	487.0	5.0	1,335.0	300.0
Weighted average interest rate				5.7%	5.7%	5.9%	6.5%
Net financial liabilities		(2,184.3)	(101.3)	(443.0)	(5.0)	(1,335.0)	(300.0)

Notes to Financial Statements
Half-Year ended 30 June 2004

21. Segment information

Primary reporting - business segments

	Retail $m	Office $m	Industrial $m	Hotel and Tourism $m	Masterplanned Urban Communities $m	Consolidated $m
Half-Year ended 30 June 2004						
Total segment revenue	188.2	97.9	12.6	23.8	0.7	323.2
Share of net profit of Associates	4.4	38.9	-	0.7	0.5	44.5
Unallocated revenue						1.1
Revenue from ordinary activities						368.8
Segment result	144.0	109.2	10.7	24.6	1.2	289.7
Responsible Entity's fee and other						(21.2)
Borrowing costs						(52.0)
Net operating income						216.5
Half-Year ended 30 June 2003						
Total segment revenue	175.2	91.2	10.3	21.7	-	298.4
Share of net profit of Associates	2.6	28.2	-	(0.6)	-	30.2
Unallocated revenue						43.5
Revenue from ordinary activities						372.1
Segment result	132.8	97.1	8.6	20.8	-	259.3
Responsible Entity's fee and other						(13.4)
Borrowing costs						(37.3)
Net operating income						208.6

22. Transactions with Lend Lease Group

The Responsible Entity of the Trust is GPT Management Limited, a wholly owned subsidiary of Lend Lease Corporation Limited.

Details of the Responsible Entity's fee are disclosed in Note 3. The Responsible Entity's immediate and ultimate holding company is Lend Lease Corporation Limited.

All dealings between the Trust and Lend Lease Corporation Limited and its controlled entities and related parties ('Lend Lease') are on normal commercial terms and conditions and material dealings are reviewed by the Audit and Risk Management Committee. All contracts are subject to commercial appraisal, on a basis acceptable to the Responsible Entity, by an external valuer or a qualified external party approved by the Responsible Entity.

The following transactions have taken place with the Lend Lease Group during the reporting period:

	Consolidated	
	30 Jun 2004 $m	30 Jun 2003 $m
Capital expenditure in relation to contracts for development, refurbishment and upgrades	134.8	122.0
Purchase of Darling Park Stage 3	30.0	0.9
Property management including property maintenance and insurance	14.4	13.8
Rental income from Lend Lease Group	5.8	4.1
Income guaranteed by Lend Lease under development and sale agreements	0.2	0.2
GPT's share of Associates Responsible Entity fee	-	0.9

Lend Lease Group companies or trusts managed by a Lend Lease Group company held units in the Trust at 30 June 2004 as follows:

	30 Jun 2004 Units	31 Dec 2003 Units
GPT Management Ltd as Trustee and Responsible Entity for the GPT Split Trust	21,535,001	22,109,712
Lend Lease Corporation Limited	17,300,373	-

23. International Financial Reporting Standards

The Trust will prepare its audited financial statements for the half year ending 30 June 2005 and the year ending 31 December 2005 in compliance with Australian equivalents to International Financial Reporting Standards (IFRS). The financial statements for 2004 will be the last annual financial statements to be prepared according to Australian generally accepted accounting practices (AGAAP). The financial statements for the half year ending 30 June 2005 and the year ending 31 December 2005 will include comparative amounts that have been restated to comply with the Australian equivalents to IFRS. Most adjustments required on transition to IFRS will be made retrospectively against opening retained earnings on 1 January 2004.

23. International Financial Reporting Standards (Continued)

GPT Management Limited, the Responsible Entity of the Trust, started a project to address IFRS conversion in early March 2003, under the management of its Chief Financial Officer. IFRS training of personnel has been initiated and will continue during 2004. To date most of the IFRS have been analysed and a number of accounting policy changes that will be required have been identified. Based on management's current interpretation of those standards and proposals that are expected to apply to GPT from 1 January 2005, the following key differences in accounting policies are likely to arise:

(a) Investment Property. Investment properties will continue to be measured at fair value however, movements in fair value will be recognised in the Statement of Financial Performance instead of being recorded directly in equity.
Certain real estate investments currently classed as investment property, such as properties under construction, may not meet the IFRS definition of investment property. Therefore, a separate class of assets may be shown on the face of the Statement of Financial Position.

(b) Financial Instruments: Recognition and Measurement. The method of accounting for derivative financial instruments that are entered into to hedge the Trust's exposure to interest rate movements will change. The fair value movements in these instruments are not currently reflected on the face of the Statements of Financial Performance or Financial Position. Under IFRS these instruments will be stated at fair value on the face of the Statement of Financial Position and movements in fair value will be recorded in either equity or the Statement of Financial Performance depending on whether the instruments meet the IFRS hedge definition.

(c) Lease Incentives. IFRS provides guidance on the accounting treatment of lease incentives. As a result, where lease incentives are paid, a new asset will be created on the Statement of Financial Position and this will be amortised over the life of the lease(s) that it relates to. The amortisation charge will be taken to the Statement of Financial Performance.

The differences described above should not be regarded as a complete list of changes in accounting policies that will result from the transition to IFRS, as not all standards have been analysed as yet, and some decisions have not yet been made where choices of accounting policy are available. Furthermore, regulatory bodies that promulgate AGAAP and IFRS have significant ongoing projects that could affect the differences between AGAAP and IFRS described above. For these reasons it is not yet possible to quantify the impact of the transition to IFRS on the Group's financial position and reported results.

While the application of IFRS may introduce volatility into GPT's reported results this will not affect GPT's cash position or the distributions that it pays to unitholders. In April 2004, unitholders approved an amendment to the GPT Constitution which enables GPT to continue to distribute underlying earnings rather than its accounting income as determined under IFRS.

24. Matters subsequent to the end of the reporting period

P&O Australian Resorts

On 7 July 2004, GPT in conjunction with Voyages Hotels & Resorts Pty Limited exchanged contracts for the purchase of P&O Australian Resorts (POAR), the largest owner-operator of nature-based resorts in Australia. The portfolio includes Silky Oaks Lodge and the Dunk, Bedarra, Brampton, Lizard, Heron and Wilson Island resorts, all located in Queensland as well as Cradle Mountain Lodge in Tasmania. GPT and Voyages investment, including acquisition and project completion costs (in respect of Dunk Island and Wrotham Park), is expected to be $225 - $227 million. Completion is expected by the end of July 2004.

Merger proposal from Lend Lease Corporation Pty Ltd

On 24 May 2004 GPT received a merger proposal from Lend Lease Corporation Limited. For the purpose of considering this proposal the board comprised the independent directors, namely, Peter Joseph, Malcolm Latham, Elizabeth Nosworthy and Ken Moss. On 27 July 2004 the independent directors announced that they were unable to recommend the proposal to GPT unitholders.

25. Other Information

Commencement date of the Trust

The Trust was constituted on 27 November 1970.

Life of the Trust

The life of the Trust is not limited by a term of years. The Trust shall continue whilst the units are listed on the Australian Stock Exchange Limited.

The principal activities of the Trust

GPT was established to provide a vehicle for investors to own a share in a diversified portfolio of Australian property. During the reporting period the Trust principally invested in property investments.

Policies for investments and borrowings by the Trust

The Trust invests in investment grade property to achieve income combined with the opportunity for capital growth for investors over a period of years. Investments in land and buildings are purchased at independent valuation plus acquisition costs. Investments in refurbishments and upgrades are at cost.

Deposits made under development agreements are at normal commercial money market terms.

Under the terms of the Trust Constitution, the Trust may borrow money unsecured or secured by the investments of the Trust. Trust borrowings at 30 June 2004 totalled $2,197 million which is approximately 27.5% (Dec 2003: 27.6%) of total assets. This is within GPT's current policy range of 20-30% of total assets.

Property jointly owned

Retail

Erina Fair is owned 50% by the Trust, through its interest in the property and its 50% interest in Erina Property Trust. The other 50% is owned by Lend Lease Real Estate Investments Limited ('LLREI'), on behalf of the Unitholders in the Australian Prime Property Fund Retail ('APPFR').

Macarthur Square is owned 50% by the Trust. The remaining 50% of Macarthur Square is held by LLREI on behalf of the Unitholders in the APPFR.

The Trust and LLREI have an equal interest in the Sunshine Plaza JVIA. LLREI holds the interest on behalf of the Unitholders in the APPFR.

Horton Parade and the Maroochydore Superstore Plaza are owned 50% by the Trust through its 50% interest in Horton Trust. The remaining 50% of Horton Trust is held by LLREI on behalf of the Unitholders in the APPFR.

Plaza Parade in Maroochydore is owned 50% by the Trust. The remaining 50% of Plaza Parade is held by LLREI on behalf of the Unitholders in the APPFR.

Office

Australia Square is owned 50% by the Trust. The remaining 50% is owned by Paladin Australia Limited on behalf of the Unitholders in the Deutsche Office Trust.

The Trust has a 50% interest in the Darling Park Complex. This interest comprises a 50% interest in the Darling Park Trust (through GEM Commercial Property Trust) which holds a 60% interest in the Complex and a 50% interest in Darling Park Property Trust (through GEM Commercial Property Trust) which holds a 40% interest in the Complex. An additional 50% interest in the Complex is held by funds comprising the remaining 50% interest in the Darling Park Trust owned by the Ronin Property Group, and the remaining 50% interest in Darling Park Property Trust is owned by AMP Capital Investors Limited on behalf of the AMP Wholesale Office Fund.

The MLC Centre is owned 50% by the Trust. The remaining 50% is owned by Queensland Investment Corporation.

25. Other Information (Continued)

Citigroup Centre is owned 50% by the Trust. The remaining 50% is owned by Macquarie Office Management Limited on behalf of the Unitholders in the Macquarie Office Trust.

1 Farrer Place is owned 50% by the 1 Farrer Place Trust, of which GPT has a 50% interest and the other 50% being owned by LLREI on behalf of the Unitholders in the Australian Prime Property Fund Commercial ('APPFC'). The remaining 50% is owned by Deutsche Asset Management (Australia) Limited on behalf of the Unitholders of Deutsche Office Trust.

Industrial

The Austrak Business Park is owned 50% by GPT (through the GPT Industrial Trust) with the remaining 50% being owned by Austrak AFM Pty Ltd.

Mixed

The Brisbane Transit Centre is owned by the Roma Street Trust. Roma Street Trust and the B Class shares of Roma Street Operations Pty Limited are owned 50% by the Trust. The remaining 50% interest in Roma Street Trust is held by LLREI on behalf of the Unitholders of APPFC.

Hotel & Tourism

The Trust owns a 40% interest in the assets of 161 Sussex Street Pty Limited. The remaining 60% interest is held by Starwood Pacific Hotels Pty Limited.

Masterplanned Urban Communities

The Trust has a 49% interest in the Twin Waters Resort (through the GPT Residential (Twin Waters) Trust. The remaining interest is held by Lend Lease Development Pty Ltd.

The Trust has a 49% interest in the residential and communities facilities components of the Rouse Hill Regional Centre project (through the GPT Residential (Rouse Hill) Trust. The remaining interest is held by Lend Lease Development Pty Ltd.

Buy-back arrangement

As the Trust is listed buy-back arrangements are not required.

Bonus issues

No bonus issues were made during the reporting period.

Directors' Declaration

The directors of the Responsible Entity declare that the financial statements and notes of the Trust set out on pages 3 to 28:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements' and

(b) give a true and fair view of the Trust's financial position as at 30 June 2004, and of its performance as represented by the results of its operations and its cash flows, for the reporting period ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001, and

(b) there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Director

GPT Management Limited

Director

Sydney
28 July 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwcglobal.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent Audit Report to the Unitholders of General Property Trust

Audit opinion

In our opinion, the financial report of General Property Trust:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the General Property Trust Group (defined below) as at 30 June 2004 and of its performance for the half-year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory professional reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements and the directors' declaration for the General Property Trust Group (the consolidated entity) for the half-year ended 30 June 2004. The consolidated entity comprises both General Property Trust and the entities it controlled during that half-year.

The directors of GPT Management Limited (the 'Responsible Entity') are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order for the trust to lodge the financial report with the Australian Securities and Investments Commission. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence.

Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory professional reporting requirements in Australia, a view

which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in a document containing information in addition to the financial report, our procedures include reading the other information to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of the business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

R D Deutsch
Partner

Sydney
28 July 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwcglobal.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent Audit Report to the Unitholders of General Property Trust

Matters relating to the electronic presentation of the audited financial report

This audit report relates to the financial report of the General Property Trust Group for the half-year ended 30 June 2004 included on the General Property Trust web site. The directors of General Property Trust Management Limited (the Responsible Entity) are responsible for the integrity of the General Property Trust web site. We have not been engaged to report on the integrity of this web site. The audit report refers only to the financial report identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report to confirm the information included in the audited financial report presented on this web site.

Audit opinion

In our opinion, the financial report of General Property Trust:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the General Property Trust Group (defined below) as at 30 June 2004 and of its performance for the half-year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory professional reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements and the directors' declaration for the General Property Trust Group (the consolidated entity) for the half-year ended 30 June 2004. The consolidated entity comprises both General Property Trust and the entities it controlled during that half-year.

The directors of GPT Management Limited (the 'Responsible Entity') are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

PRICEWATERHOUSECOOPERS

Audit approach

We conducted an independent audit in order for the trust to lodge the financial report with the Australian Securities and Investments Commission. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence.

Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory professional reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in a document containing information in addition to the financial report, our procedures include reading the other information to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of the business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

R D Deutsch
Partner

Sydney
28 July 2004

Appendix 4D

Half yearly report

Introduced 30/6/2003.

Name of entity

GENERAL PROPERTY TRUST

ABN or equivalent company reference	Half year ended ('current period')
58 071 755 609	30 June 2004

Results for announcement to the market

				$A'm
Revenues from ordinary activities	down	0.9%	to	368.8
Explanation – Refer ASX announcement				
Profit (loss) from ordinary activities after tax attributable to members	up	3.8%	to	216.5
Explanation - Refer ASX announcement				
Net profit (loss) for the period attributable to members	up	3.8%	to	216.5
Explanation – Refer ASX announcement				

Distributions	Amount per security	Franked amount per security
Final distributions	N/A	N/A
Interim distributions (six months)	10.9	N/A

Record date for determining entitlements to the June quarter distribution	10 August 2004
Date on which the June quarter distribution is payable	23 August 2004

Distribution Reinvestment Programme
The Distribution Reinvestment Programme does not currently apply.

NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary security	$2.74	$2.73

Control gained or lost over entities during period

Name of entity (or group of entities)	
Date of gain or loss of control	

Interests in entities which are not controlled entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'm	Previous corresponding period - $A'm
Roma Street Trust	50%	50%	2.5	2.5
Erina Property Trust	50%	50%	3.8	2.2
Horton Trust	50%	50%	0.6	0.5
Darling Park Trust	50%	50%	11.4	9.5
Darling Park Property Trust	50%	50%	7.0	7.0
2 Park Street Trust	50%	50%	10.4	9.4
1 Farrer Place Trust	50%	0%	7.9	0
Lend Lease GPT (Rouse Hill) Pty Limited	49%	0%	0	0
Lend Lease (Twin Waters) Pty Limited	49%	0%	0.5	0
161 Sussex Street	40%	40%	0.4	(0.9)
Total			44.5	30.2

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

ASX Company Announcement

Date:	Tue Jul 27 15:28:01 2004
Document Image #:	00448753
Announcement Type:	Trading Halt
ASX Description:	GPT Trading Halt GST Trading Halt

Connect 4 Summary:

Company Summary:

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

27 July 2004

General Property Trust and GPT Split Trust

TRADING HALT

The securities of General Property Trust and GPT Split Trust (the "Trusts") will be placed in pre-open at the request of the Trusts, pending the release of an announcement by the Trusts. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Thursday, 29 July 2004 or when the announcement is released to the market.

Security Code: GPT
GSTIN
GSTCP

A.R.A. Black

Andrew Black
Senior Companies Adviser

GPT
GPT SPLIT TRUST

27 July 2004

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

Attention: Marian Tang
Facsimile: 08 9221 2020

GPT Management Limited
ABN 94 000 335 473
as Responsible Entity
and Trustee of
GPT Split Trust
ABN 45 571 455 045

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9235 6020

GPT@standardbank.com.au

www.gpt.com.au

Dear Ms Tang

GPT Split Trust (ASX: GST) – Request for Trading Halt

We confirm our request that a trading halt in securities of GST be granted by ASX.

The trading halt is necessary as an announcement is expected to be made in response to the proposal by Lend Lease Corporation Limited to merge with General Property Trust.

We request that the trading halt last until General Property Trust confirms that all announcements have been made, which it expects to do prior to market opening on Wednesday 28 July 2004.

We are not aware of any reason why the trading halt should not be granted.

Yours faithfully
GPT MANAGEMENT LIMITED

James Coyne
Legal Counsel & Company Secretary

GPT
GENERAL PROPERTY TRUST

GPT Management Limited
ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
50 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9238 6020

GPT@lendlease.com.au

www.gpt.com.au

27 July 2004

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

Attention: Marian Tang
Facsimile: 08 9221 2020

Dear Ms Tang

General Property Trust (ASX: GPT) – Request for Trading Halt

We confirm our request that a trading halt in securities of GPT be granted by ASX.

The trading halt is necessary as an announcement is expected to be made in response to the proposal by Lend Lease Corporation Limited to merge with General Property Trust.

We request that the trading halt last until General Property Trust confirms that all announcements have been made, which it expects to do prior to market opening on Wednesday 28 July 2004.

We are not aware of any reason why the trading halt should not be granted.

Yours faithfully
GPT MANAGEMENT LIMITED

James Coyne
Legal Counsel & Company Secretary

ASX Company Announcement

Date: Tue Jul 27 16:21:51 2004

Document Image #: 00448775

Announcement Type: Takeover – Other

ASX Description: GPT GPT Unable to Agree Merger Terms with Lend Lease
LLC GPT's ann: GPT Unable to Agree Merger Terms with Lend Lease
GST GPT Unable to Agree Merger Terms with Lend Lease

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement and Media Release

GPT UNABLE TO AGREE MERGER TERMS WITH LEND LEASE

27 July 2004

The GPT Board has been unable to reach agreement with Lend Lease Corporation ("Lend Lease") on acceptable terms for the proposed merger.

The GPT Board is comprised of the Independent Directors (Peter Joseph, Malcolm Latham, Elizabeth Nosworthy and Ken Moss) chaired by Peter Joseph for the purpose of considering the merger proposal announced by Lend Lease.

"The GPT Board is disappointed that it has been unable to reach agreement with Lend Lease on important financial and non-financial issues that would allow the GPT Board to recommend a merger as being in the best interests of GPT unitholders", Peter Joseph said.

"As advised in our letter to unitholders of 5 July, the GPT Board, its management and advisers have given detailed consideration to Lend Lease's merger proposal and undertaken a rigorous evaluation of the Lend Lease strategy, forecast financial performance and business plans, including its construction and development businesses and offshore operations", he said.

In assessing the risks associated with Lend Lease's construction and development businesses and offshore operations, the GPT Board and management have been mindful to focus on the medium term exposure and not just year one earnings forecasts and have given careful consideration to issues raised by institutional and retail investors.

"It has become clear to the GPT Board that the proposal advanced by Lend Lease does not adequately compensate GPT unitholders for their high quality property portfolio and for the increase in risk they would face as investors in the merged entity", Peter Joseph said.

To this end, the GPT Board sought improved financial terms and agreement on an operating philosophy and structure for the merged entity which would be consistent with the requirements of LPT sector investors.

The GPT Board has also expressed its concerns to Lend Lease on a range of issues including the on-going on-market buy-back and Lend Lease's intention to require the payment of the performance fee from GPT for the half-year ended 30 June 2004.

"The GPT Board and management will continue to explore alternatives to deliver value to GPT unitholders", Peter Joseph said.

Unitholders will be informed of further developments in due course.

ENDS

Enquiries

For further information please contact

Nic Lyons	
Chief Executive Officer	Martin Debelle /Graham Canning
General Property Trust	Cannings
(02) 9237 5816	(02) 9252 0622

Governance

In light of the connections between GPT Management Limited ("GPTML") and Lend Lease, GPTML has taken steps to ensure the independence and integrity of the processes by which the Independent Directors evaluate and make recommendations to GPTML unitholders.

On the basis of Blake Dawson Waldron's observations and from the information provided to Blake Dawson Waldron, they have confirmed that they are satisfied that the Independent Directors and their advisers have undertaken an appropriate and rigorous evaluation of the proposal, that the Governance Protocol has been complied with and that the Independent Directors are continuing to explore ways of improving value to their unitholders.

ASX Company Announcement

Date:	Wed Jul 7 16:11:32 2004
Document Image #:	00445374
Announcement Type:	Asset Disposal
ASX Description:	PSN Sells Australian Resorts Business GST PSN's ann: Sells Australian Resorts Business GPT PSN's ann: Sells Australian Resorts Business

Connect 4 Summary:

Company Summary:

P&O Australia

P&O Australia Ltd
A.B.N. 25 000 282 977
160 Sussex Street
Sydney NSW 2000
GPO Box 546
Sydney NSW 2001

Telephone +61 2 9364 8400
Facsimile +61 2 9364 8406

7 July 2004

The Manager Companies
The Australian Stock Exchange
Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Total pages 3

Dear Sirs,

P&O SELLS AUSTRALIAN RESORTS BUSINESS

An announcement on the above subject is attached.

Yours faithfully,
for and on behalf of
THE PENINSULAR AND ORIENTAL
STEAM NAVIGATION COMPANY

R A Birdsall
Secretary
P&O Australia Ltd

P&O

News Release

7 July 2004

P&O SELLS AUSTRALIAN RESORTS BUSINESS

P&O announces that it has sold its Australian resorts business for approximately A$210 million (£81 million). The business consists of six island resorts, two eco-lodges and a new 'outback experience' lodge. The buyer is Australian listed General Property Trust, together with its associated company Voyages Hotel & Resorts Pty Limited.

Contracts for the transaction have been signed and completion is expected to take place around the end of July. The sale is part of P&O's strategy to focus its capital on its high growth ports business and it contributes towards the company's target of £250 million net property sales in 2004.

Commenting on the sale, Robert Woods, Chief Executive of P&O, said "We are pleased to have reached agreement with GPT and Voyages. This is a further significant step in our property sales programme and follows our 1 July announcement of sales of £80 million in the US and Germany. We are firmly on track to meet our £250 million net sales target for 2004."

Further Information: Peter Smith, Director, Communications and Strategy
Tel: + 44 (0)20 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
Tel: + 44 (0)20 7321 4490

Notes to editors:

1. The business being sold, P&O Australian Resorts, consists of the island resorts of Bedarra, Brampton, Dunk, Heron, Lizard and Wilson off the Queensland coast, the eco-lodges at Cradle Mountain in Tasmania and Silky Oaks in Queensland, and the new 'outback experience' lodge at Wrotham Park in Queensland. The resorts are some of the leading nature-based holiday destinations in the world. In 2003, some 100,000 guests visited the resorts. The business employs 650 staff. For more information visit www.poresorts.com.au

2. In the year ended 31 December 2003, P&O Australian Resorts contributed an operating profit of approximately A$12 million (£5 million). The net assets of the business are approximately A$140 million (£54 million). The gain on sale, after transaction costs, will be reported in P&O's group accounts within separately disclosable items for the second half of the current financial year. P&O will use the proceeds from the sale to reduce net debt.

3. On 1 July, P&O announced that it had sold part of its Boston Wharf portfolio in the US for approximately £51 million, and that the HTC partnership in Germany, in which P&O has a 47.5% interest, had sold a major phase of its office development in Hamburg, reducing P&O's joint venture and associate net debt by approximately £30 million.

(ends)

ASX Company Announcement

Date:	Wed Jul 7 11:01:09 2004
Document Image #:	00445245
Announcement Type:	Asset Acquisition
ASX Description:	GPT Acquisition of POAustralian Resorts

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement and Media Release

GPT EXPANDS HOTEL/TOURISM PORTFOLIO WITH THE ACQUISTION OF P&O AUSTRALIAN RESORTS

7 July 2004

GPT Management Limited (GPTML), as Responsible Entity for General Property Trust (GPT), today announced that it, in conjunction with Voyages Hotels & Resorts Pty Limited (Voyages), has exchanged contracts for the purchase of P&O Australian Resorts (POAR), the largest owner-operator of nature-based resorts in Australia.

The portfolio of assets owned and managed by POAR represents a collection of eight resorts (571 rooms) located in some of the most attractive and pristine tourist locations throughout Australia.

The portfolio includes Silky Oaks Lodge and the Dunk, Bedarra, Brampton, Lizard, Heron and Wilson Island resorts, all located in Queensland as well as Cradle Mountain Lodge in Tasmania. In addition Wrotham Park, a luxury outback resort is currently under construction in North Queensland. The portfolio represents an established and successful group of predominantly "luxury" nature based resorts, which has consistently delivered profit growth despite the impacts of a subdued tourism market in recent years.

GPT and Voyages investment in POAR, including acquisition and project completion costs (in respect of Dunk Island and Wrotham Park), is estimated to be $225 - $227 million. The acquisition, which will be debt funded, is anticipated to deliver GPT unitholders an initial yield of approximately 9%. The transaction is expected to be completed in late July.

Nic Lyons, CEO of GPT said: "This is an exceptional opportunity to acquire a high quality group of assets which represent a perfect fit with GPT's strategy in the hotel/tourism sector and deliver immediate scale and increased diversity to GPT's existing Hotel/Tourism Portfolio."

"The POAR Portfolio has been built carefully by P&O over more than a decade and is a well managed and leading group of Australian tourism assets – the opportunity to acquire such a well developed and strongly performing group of assets is rare."

"The acquisition is positive for GPT's investors, as it provides an opportunity to expand the Trust's Hotel/Tourism Portfolio in line with its strategy of acquiring unique, high quality resorts which leverage off the international presence of Ayers Rock Resort and the marketing and distribution capacity of Voyages. This strategy not only targets the high yielding inbound market but also the expanding eco-tourism market which is expected to provide strong growth," Mr Lyons said.

The acquisition also represents an opportunity for future incremental growth through the potential to expand a number of the resorts and the ability to capitalise on synergies created by combining GPT/Voyages portfolio and POAR. The Dunk, Bedarra and Brampton Island Resorts all have expansion potential, providing an opportunity to further develop the portfolio over time.

Bruce Morris, GPT's Hotel/Tourism Portfolio Manager said that the P&O resorts represented some of the best quality luxury and eco-tourism experiences in Australia. Marketed as "Australia's Natural Treasures" the resorts are a perfect fit with GPT's strategy in the resort sector.

"This acquisition provides us with an opportunity to leverage the established and successful model we have built with Ayers Rock Resort, which has been supplemented over the last 7 years with Alice Springs (NT), Kings Canyon (NT) and Cape Tribulation (North Qld) resorts. We believe this acquisition will increase our ability to drive greater business to both Ayers Rock Resort and the POAR resorts."

Voyages, the lessee of Ayers Rock Resort, has the capacity to expand the use of its distribution system and infrastructure and to capitalise on the strong marketing presence of Ayers Rock in offshore markets. The POAR portfolio is highly complementary to GPT's existing assets and with strong marketing capabilities across both organisations, the performance of the overall portfolio will be enhanced.

"The acquisition of POAR provides GPT with a portfolio of assets which are absolutely unrivalled in showcasing the beauty, diversity and uniqueness of what Australia has to offer. It is an extremely important acquisition for GPT as it lifts the hotel operation to a clear leadership position in the eco-tourism sector."

"Improved purchasing power and the scale benefits available in operational areas as well as increased scale and diversity are major benefits for GPT's Hotel/Tourism Portfolio," Mr Morris said.

The POAR portfolio has a guest mix which is 64% domestic and 36% international, compared to Ayers Rock Resort's guest mix which represents approximately 34% domestic travellers. An increase in the domestic market mix and a broader range of tourism products will provide greater diversity and assist to reduce the earnings volatility in GPT's Hotel/Tourism Portfolio.

On completion of the acquisition, GPT's Hotel/Tourism Portfolio will have a value in excess of $750 million and will represent approximately 9% of GPT's total property assets.

For more information on the P&O resorts, visit **www.poresorts.com.au**

ENDS

Enquiries

GPT Management Ltd
Nic Lyons, CEO
Ph: 02 9236 6235

Bruce Morris, Hotel/Tourism Portfolio Manager
Ph: 02 9237 5641

Attachments: P&O Australian Resorts Summary Presentation

GPT

P&O Australian Resorts
www.poresorts.com

Fit with Hotel/Tourism Strategy

- Barriers to entry ✓
  → Economic and environmental barriers
- Geographic diversification ✓
  → Domestic visitors represent 64%
- Aligned management interests ✓
  → Voyages
- Major cities / tourist locations ✓
  → Unique nature based locations

GPT

Portfolio Summary

- Provides scale in luxury eco-tourism sector
  - → "Australia's Natural Treasures" (9 assets, >400 rooms)
- High quality, well-capitalised assets
- Established trading history
- Future expansion potential

Asset	Total Rooms
Dunk Island [(1)]	144
Brampton Island	106
Lizard Island	40
Bedarra Island	16
Silky Oaks	50
Cradle Mountain	90
Wrotham Park[(2)]	10
Heron & Wilson Island/s	115
	571

(1) 16 deluxe rooms under construction (Completion due October 2004)
(2) Under construction (Completion due September 2004)

GPT

Portfolio Summary


Darwin
Silky Oaks Lodge
Wrotham Park Station
Lizard Island
Dunk Island
Bedarra Island
Brampton Island
Wilson Island
Heron Island
Australia
Brisbane
Sydney
Perth
Melbourne
Cradle Mountain Lodge
TASMANIA
Hobart

Market Mix
POAR 2003


International
36%
Domestic
64%

Y/E Dec	2001 Actual	2002 Actual	2003 Actual	2004* Budget
Rooms	572	561	561	561
Occupancy	65%	68%	75%	74%
Ave. Rate	$223	$241	$243	$258
Total Rev. ($000)	$71,401	$79,323	$86,757	$92,785
EBITDA $	$11,225	$16,272	$18,941	$21,368
EBITA%	15.7	20.5	21.8	23.0

** Represents P&O Budget*

GPT

Summary of Acquisition

• Investment*	$225 - $227m	
• Yield	Year 1	9.0%
	Year 2	10.0%
• Capex	Year 1	$3.0m
	Year 2	$5.0m
• Land	Surplus land value circa $9m	

* Includes stamp duty/transaction costs, working capital and project completion costs ($4.3m)

GPT

Bedarra Island

'A romantic rainforest retreat where a fortunate few can savour the finer things in life!'





GPT

Bedarra Island

Title Freehold

Rooms 16 villas and pavilions

Located 4 km off Mission Beach, Qld
Access by launch

Capex
- 2001 Main complex upgrade
- 2002 Pavilions added
- 2003 Point Villa added

Market Luxury

Position
- Couples seeking relaxed pampering in an exclusive environment (no children under 16 years)
- Private hideaway in the tropics

Opportunity Expansion opportunities exist on the balance of the island, notably a second resort site (the Bedarra Hideaway) exists on the opposite side of the island

Awards
- UK Condé Nast Traveller (2003) (4th)
- USA Elite Traveller South Pacific Most Decadent Resort (2002) (1st)
- UK Condé Nast Traveller - (2002) (2nd)



Y/E Dec	2002 Actual	2003 Actual
Average Room Rate	$649	$773
Occupancy	61%	65%

GPT

Brampton Island

'Almost entirely National Park, Brampton has seven glorious beaches and its own coral reef'





GPT

Brampton Island

Title Perpetual Leasehold

Rooms 106 guest rooms

Located 32 km north-east of Mackay, Qld
Access by launch and light plane

Market Mid market

Position
- Couples, groups of couples and honeymooners
- Whitsunday's best value hideaway

Opportunity The Resort has future expansion potential on surplus land



Y/E Dec	2002 Actual	2003 Actual
Average Room Rate	$116	$123
Occupancy	68%	83%

GPT

Cradle Mountain Lodge

'A superb escape featuring cosy cabins, fine food and wine and many activities'





GPT

Cradle Mountain Lodge

Title Freehold

Rooms 90 cabins and suites

Located 142 km inland from Launceston, Tasmania

Market Mid market

Position
- Couples and families
- Mountain wilderness experience in the heart of Tasmania

Awards
- Top 100 Tasmanian Conference Venue (2003) (3rd)
- UK Condé Nast Traveller (2003) (7th)



Y/E Dec	2002 Actual	2003 Actual
Average Room Rate	$143	$140
Occupancy	60%	69%

GPT

Dunk Island

'Australia's most beautiful tropical rainforest island'





GPT

Dunk Island

Title Freehold

Rooms 144 rooms and suites (160 rooms when expansion complete)

Located 4km off Mission Beach, Qld
Access by launch and light plane

Capex
- 2000 Main complex upgrade
- 2001 + 2002 staff accommodation
- 2002 - 18-hole resort golf course
- 2003 Suites upgrade
- 2004 16 new deluxe rooms and restaurant (construction cost $4.3m – GPT to fund $3.4m)

Market Mid market

Position
- Families and couples
- The island of peace and plenty

Opportunity Large parcel of freehold land (including golf course) available for future expansion



Y/E Dec	2002 Actual	2003 Actual
Average Room Rate	$208	$213
Occupancy	70%	73%

GPT

Heron Island

'A true coral cay right on the Great Barrier Reef'





GPT

Heron Island



Title Perpetual Leasehold

Rooms 109 rooms and suites

Located 72 km off the coast of Gladstone, Qld
Access by launch and helicopter

Capex
- 2000 Complete refurbishment
- 2003 Suite upgrade
- 2003 Spa added

Market Mid market

Position
- Families and couples
- The coral island - anyone wanting to experience the Great Barrier Reef first hand
- A wonderful nature experience for all ages



Y/E Dec	2002 Actual	2003 Actual
Average Room Rate	$189	$201
Occupancy	76%	83%

GPT

Lizard Island

'Right on the Great Barrier Reef - a private paradise with 24 powdery beaches'





GPT

Lizard Island

Title 29 year leasehold

Rooms 40 suites

Located 240 kilometres north of Cairns
Access by plane

Capex
- 2000 Complete refurbishment
- 2003 Additional luxury suite

Market Luxury

Position
- Couples in search of isolation and reef based activity in an exclusive environment
- A remote private paradise with 24 sandy white beaches and luxury accommodation
- Boutique style resort located on the Great Barrier Reef, with Coral Gardens directly offshore

Awards
- USA Forbes Global Travellers - 2003 (1st)
- USA Travel & Leisure "World's Best Australasian Resort" - 2003 (1st)
- USA Travel & Leisure Top 15 Small Hotels of the World - 2003 (3rd)



Y/E Dec	2002 Actual	2003 Actual
Average Room Rate	$918	$964
Occupancy	67%	62%

GPT

Silky Oaks Lodge

'The Daintree's ultimate resort where this rare wilderness can be enjoyed in elegance and ease'





GPT

Silky Oaks Lodge

Title Freehold

Rooms 50 tree & river houses

Located 83 km north of Cairns, Qld

Capex
- 2001 Complete refurbishment
- 2003 Spa added

Market Luxury

Position
- Couples, no children
- The Daintree's ultimate resort

Awards
- UK Condé Nast Traveller - 2002 (14th)
- Top 10 Platinum List of International Spas 2003 (1st)



Y/E Dec	2002 Actual	2003 Actual
Average Room Rate	$252	$269
Occupancy	62%	68%

GPT

Wilson Island

'Pristine reef and beach environments including rare turtle and bird breeding grounds'



Title		15 year leasehold
Rooms		6 premium tents
Located		8 nautical miles off Heron Island, Qld Access by launch
Market		Luxury
Position	-	Couples
	-	A private Great Barrier Reef island nature experience
Awards	-	USA Travel & Leisure - 2003 "World Top 15 - Hot for 2004" List
Room Rate	-	Rate included in Heron Island
	-	Price is approx. $660 per night (all inclusive)

GPT

Wrotham Park Station (under construction)

'The 'Homestead' and guest 'Quarters' are located on a spectacular site high above the banks of the Mitchell River'

Title	13 year license to occupy on pastoral lease (plus option if pastoral lease renewed)
Rooms	10 Quarters (Completion due September 2004)
Located	400 km west of Cairns Access by road and plane
Capex	- Construction cost $4.3 million - Approx $0.9 million to be funded by GPT
Market	Luxury
Position	- High end international tourists seeking an Australian outback experience - Australian outback cattle station experience
Room Rate	$1,600 per night (all inclusive)





GPT

Wrap Up

- Excellent strategic fit
- Scale and quality benefits
- Leverages Voyages brand as a dominant player
- Hotels now 9.0% of GPT Portfolio
- Hotel acquisition strategy remains selective

GPT

GPT

ASX Company Announcement

Date:	Mon Jul 5 13:09:40 2004
Document Image #:	00444664
Announcement Type:	Letter to Shareholders
ASX Description:	GPT Letter to Unitholders LLC GPT: Letter to Unitholders
Connect 4 Summary:	
Company Summary:	

GPT
GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement

Letter to Unitholders

5 July 2004

Please find attached letter to Unitholders dated 5 July 2004 updating Unitholders on the Board's consideration of the proposal by Lend Lease Corporation to merge Lend Lease Corporation with GPT.

ENDS

Enquiries:

GPT Management Ltd

Donna Byrne
Investor Relations Manager
02 9237 5844

GPT
GENERAL PROPERTY TRUST

5 July 2004

GPT Management
Limited ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9383 8146

GPT@lendlease.com.au

www.gpt.com.au

Dear Unitholder

As advised in our letter of 25 May 2004, GPT has received a proposal from Lend Lease to merge the two groups.

As outlined in our earlier correspondence, the Board, comprising GPT's Independent Directors (Peter Joseph, Malcolm Latham, Elizabeth Nosworthy and Ken Moss), determined that the proposal deserved detailed consideration. To that end, we appointed legal, accounting and investment banking advisers to assist us in determining whether this proposal is in the interests of GPT's investors. We are acutely aware of this important duty.

Since that time, we have undertaken an extensive evaluation process. We have requested and reviewed information from Lend Lease not only about the proposal but also about their businesses and the outlook for each. We have also met with key Lend Lease executives, held numerous Board meetings and identified areas requiring further scrutiny.

In particular we have sought information relating to Bovis Lend Lease (the company's construction arm) and Lend Lease's offshore operations, which are less familiar to GPT's investors and differ from GPT's traditional long term, diversified property investment activities. These construction and offshore activities offer higher growth potential but also increased risk. In assessing this information we are conscious of the importance to many investors of the security of GPT's income and investments and the need to explain the material impacts of the proposal on investors.

As you would expect this is a substantial and complex undertaking and one which is well progressed.

Once we have finalised our enquiries and formed a view, we will advise you of our response, the reasons underlying it and any steps unitholders need to take. We wish to make a recommendation as soon as possible, but certainly no later than the end of July.

Please be assured that we are continuing to work exclusively in your interests and look forward to communicating to you the outcomes of the evaluation process. Thank you for your patience.

Yours sincerely

Peter Joseph	Nic Lyons
Chairman, Independent Directors	Chief Executive
General Property Trust	General Property Trust

ASX Company Announcement

Date: Fri Jun 25 15:38:22 2004

Document Image #: 00442833

Announcement Type: Company Secretary Appointment/Resignation

ASX Description: GPT New Company Secretary

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement

NEW COMPANY SECRETARY

25 June 2004

General Property Trust (GPT) announced today that James Coyne has been appointed Legal Counsel & Company Secretary to replace Michael Neilson who has resigned effective 30 June 2004.

ENDS

ASX Company Announcement

Date:	Mon May 31 16:10:11 2004
Document Image #:	00438316
Announcement Type:	Other
ASX Description:	GPT Further Expands Homebush Bay Presence

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement &
Media Release

GPT FURTHER EXPANDS
HOMEBUSH BAY PRESENCE

31 May 2004

GPT today announced that contracts have been exchanged for the acquisition of 7 Figtree Drive, Homebush Bay located in the Sydney Olympic Park Commercial Precinct for $9.5 million (excluding acquisition costs). The property will provide GPT with a yield of 7.2% after acquisition costs.

The acquisition is a strategic one which, combined with the adjoining 8 Herb Elliot Avenue which GPT acquired earlier this year, gives GPT the opportunity to consolidate and develop the two sites, extending the development potential for the Portfolio and GPT's business park offer in the Homebush Bay precinct.

7 Figtree Drive, which occupies a site of over 9,000 sqm, is currently occupied by a 3,600 sqm office and warehouse facility which is sub-leased to the Sydney Olympic Park Authority (SOPA) until March 2006.

Combined, 7 Figtree Drive and 8 Herb Elliot Avenue, increase GPT's scale in the Homebush Bay precinct, as these assets are located in close proximity to the Quad Business Park, which is currently under development, and the Samsung Building.

Completion is expected to occur in six weeks.

ENDS
Enquiries:
GPT Management Ltd

Victor Georos
Industrial & Business Park Portfolio Manager
Ph: 02 9237 5875

ASX Company Announcement

Date:	Tue May 25 09:24:58 2004
Document Image #:	00437084
Announcement Type:	Change in substantial share holding
ASX Description:	GPT Change in substantial holding from CBA CBA Change in substantial holding for GPT
Connect 4 Summary:	
Company Summary:	

Form 604

To: General Property Trust

ACN/ARSN: 064 466 860

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

There was a change in the interests of the substantial holder on	19/05/2004 (See note 2 at the end of this Form)
The previous notice was given to the company on	27/02/2003
The previous notice was dated	27/02/2003

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid units	107,586,6410	5.52%	122,427,203	6.07%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid units	11,883,473	0.61% see note 1 at the end of this form	17,406,234	0.86% see note 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid units	119,470,114	6.13%	139,833,437	6.93%

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows (See note 2 at the end of this Form):

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of units	Person's votes
Avanteos Investments Limited A/c 1207849	Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124	Avanteos Investments Limited A/c 1207849	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee or IDPS operator.	3,883 Fully paid units	3,883
Avanteos Investments Limited A/c 1242428	Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124	Avanteos Investments Limited A/c 1242428	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee or IDPS operator.	5,437 Fully paid units	5,437
Avanteos Investments Ltd	Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee or IDPS operator.	14,150 Fully paid units	14,150
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	334,765 Fully paid units	334,765
CFSHK CMF Asia Cash Surplus Fund	Citicorp Nominees Pty Limited GPO Box 14, Hong Kong	CFSHK CMF Asia Cash Surplus Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	40,726 Fully paid units	40,726
COLONIAL FIRST STATE PROPERTY	Colonial First State Property Limited Level 7, 52 Martin Place, Sydney 1155	COLONIAL FIRST STATE PROPERTY	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	626 Fully paid units	626
CommSec Trading Limited	Share Direct Nominees Pty Limited Locked Bag 22, Australia Square NSW 1215	CommSec Trading Limited	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	17,609 Fully paid units	17,609
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,134,576 Fully paid units	1,134,576
CIML as RE Commonwealth Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	259,154 Fully paid units	259,154

CIML as RE Commonwealth Share Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Share Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	940,000 Fully paid units	940,000
CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	338,573 Fully paid units	338,573
CIML as RE Commonwealth Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	190,000 Fully paid units	190,000
CIML as RE Commonwealth Property Securities Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Property Securities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,009,778 Fully paid units	3,009,778
CISL ATF CFCL Property Securities (Super Bus) Fund	Legal and General Financial Services Limited , c/o Citicorp Nominees Pty Ltd GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL Property Securities (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	6,617,690 Fully paid units	6,617,690
Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	107,380 Fully paid units	107,380
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,301,208 Fully paid units	2,301,208
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,341,921 Fully paid units	1,341,921
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	410,341 Fully paid units	410,341
Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	212,880 Fully paid units	212,880

OSF Equities	National Nominees Limited GPO Box 1406M, Melbourne VIC 3001	OSF Equities	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,100,000 Fully paid units	3,100,000
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to control the exercise of a right to vote attached to securities and to control the exercise of the power to dispose of securities pursuant to the position held as trustee for the Officers' Superannuation Fund.	975,451 Fully paid units	975,451
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	540,883 Fully paid units	540,883
Workcover NSW - Listed Prop	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Workcover NSW - Listed Prop	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	984,235 Fully paid units	984,235
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	189,794 Fully paid units	189,794
Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,754,224 Fully paid units	1,754,224
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,663,001 Fully paid units	2,663,001
Wholesale Low Tracking Error Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Low Tracking Error Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,223,867 Fully paid units	1,223,867
Wholesale Indexed Property Securities Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Property Securities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	9,824,327 Fully paid units	9,824,327
CFSIL AS RE Colonial First State Wholesale Property Securiti	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Property Securiti	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	83,890,724 Fully paid units	83,890,724

WSALE GEARED 452 AUST SHARE	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	WSALE GEARED 452 AUST SHARE	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	31,100 Fully paid units "*" See note on the last page of this form.	31,100
CFSIL as RE Commonwealth Australian Shares Fund 2	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	792,456 Fully paid units "*" See note on the last page of this form.	792,456
CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	274,299 Fully paid units "*" See note on the last page of this form.	274,299
CFSIL as RE Commonwealth Australian Shares Fund 9	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 9	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	196,774 Fully paid units "*" See note on the last page of this form.	196,774
CFSIL as RE Commonwealth Australian Shares Fund 12	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 12	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	75,340 Fully paid units "*" See note on the last page of this form.	75,340
CFSIL as RE CFS Wholesale 452 Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE CFS Wholesale 452 Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,009,400 Fully paid units "*" See note on the last page of this form.	1,009,400
CFSIL as RE Commonwealth Australian Share Fund 14	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 14	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	152,542 Fully paid units "*" See note on the last page of this form.	152,542
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	80,653 Fully paid units "*" See note on the last page of this form.	80,653
CFSIL as RE Commonwealth Property Fund 1	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	7,876,232 Fully paid units "*" See note on the last page of this form.	7,876,232
CFSIL as RE Commonwealth Property Fund 2	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,279,430 Fully paid units "*" See note on the last page of this form.	2,279,430

CFSIL as RE Commonwealth Property Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,266,852 Fully paid units "*" See note on the last page of this form.	1,266,852
CFSIL as RE Commonwealth Property Fund 4	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 4	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	491,813 Fully paid units "*" See note on the last page of this form.	491,813
CFSIL as RE Commonwealth Property Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	445,908 Fully paid units "*" See note on the last page of this form.	445,908
CFSIL as RE Commonwealth Property Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,433,435 Fully paid units "*" See note on the last page of this form.	2,433,435

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows (see note 2 at the end of this form):

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice.				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporation Act.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

8. Signature

NOTE 1 - (This note is relevant to sections 2, 3, 4 and 5)
The relevant interests in these securities are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2 – (This note is relevant to sections 1, 3 and 5)
The previous notice(s) issued by the Commonwealth Bank Group did not take into account all relevant interests in securities held by the Commonwealth Bank Officers' Superannuation Corporation Pty Ltd as trustee for the Officers' Superannuation Fund, nor did it take into account all relevant interests in securities held by Avanteos Investments Limited in its capacity as superannuation fund trustee and its capacity as IDPS operator. The securities which were not taken account of are those in respect of which the day-to-day decisions to buy/sell those securities are made by persons (unrelated to the Commonwealth Bank Group) to whom those functions have been outsourced or from whom trading instructions are received . The Commonwealth Bank Group has been advised that it does have a relevant interest in such securities and that they therefore do fall within the ambit of substantial holder notices lodged by the Commonwealth Bank Group. The Commonwealth Bank Group, by this notice, is therefore updating previous disclosure(s) to give the correct holdings of the Commonwealth Bank Group at this point in time.

.... Dated the 25th day of May 2004.
John Damien Hatton – Company Secretary

Annexure A

This is the annexure mark A of 3 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 19/05/2004

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N 080 182 878 Pty Ltd (ACN 80182878)	A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)	A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
A.C.N. 080 182 163 Pty Ltd (ACN 80182163)	A.C.N. 080 182 529 Pty Ltd (ACN 80182529)
A.C.N. 080 182 618 Pty Ltd (ACN 80182618)	A.C.N. 080 183 071 Pty Ltd (ACN 80183071)
ACAPM Holdings A Pty Limited (ACN 99726495)	ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)	Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)	AFS Support Services Pty Ltd (ACN 85046073)
AGAL Holdings Pty Limited (ACN 96911367)	Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)	Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)	Australian Bank Limited (ACN 8558601)
Australian Company Number 000 252 488 Limited (ACN 252488)	Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)	Australian TIC Management Pty Limited (ACN 2213952)
Auz-Com Technologies Pty Ltd (ACN 7100781)	Avanteos Investments Limited (ACN 066 862 977)
Balga Pty Ltd (ACN 9642880)	Banner Consultancy Services Limited (ACN 2032760)
Bennelong Centre Pty Ltd (ACN 7328949)	Binya Pty Limited (ACN 9642899)
Bizserv Pty Ltd (ACN 94234812)	Brookhollow Ave Pty Limited (ACN 81129660)
CB-CLA Limited (ACN 3069458)	CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)	CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)	CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)	CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)	CB-CLSA Limited (ACN 3774865)
CB-KNSN Pty Limited (ACN 4885447)	CB-MN Pty Limited (ACN 4454488)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)	CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)	CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)	CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)	CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)	CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)	CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)	Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)	Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)	CLGA Staff Superannuation Fund Pty Ltd (ACN 65022193)
CM Somerton Pty Ltd (ACN 5367671)	CMG Asia Limited (ACN)
CMG Asia Pensions & Retirement Limited (ACN)	CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)	CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)	CMG First State Investment Managers (Asia) Limited (ACN 54571701)
Collateral Leasing Pty Limited (ACN 2681218)	Colonial (Finwiz) Holdings Services Ltd (ACN 3148187)
Colonial (Staff) Australia Superannuation No 2 Limited (ACN 73207191)	Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)	Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)	Colonial Assurance Company of Australia and New Zealand Pty Ltd (ACN 9030)
Colonial Australian Superannuation Ltd (ACN 3244040)	Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)	Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)	Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)	Colonial Financial Planners Limited (ACN 3900169)
Colonial Financial Services Pty Ltd (ACN 7047645)	Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)	Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Projects Pty Ltd (ACN 282324)	Colonial First State Property Funds Management Ltd (ACN 77422541)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)	Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)	Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)	Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)	Colonial International Factors Pty Limited (ACN 83082973)
Colonial International Holdings Pty Ltd (ACN 74025371)	Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)	Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)	Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)	Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)	Colonial Net Limited (ACN 2902712)
Colonial Nominees No 3 Fund Pty Limited (ACN 64106645)	Colonial PCA Australian Superannuation Ltd (ACN 3230064)

Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Pty Ltd (ACN 851696)
Colonial PCA Staff Superannuation Ltd (ACN 3303759)
Colonial Promotions Pty Ltd (ACN 82948927)
Colonial Property Management (Qld) Pty Ltd (ACN 7301573)
Colonial Property Management (WA) Pty Ltd (ACN 7301591)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Superannuation Services Limited (ACN 62876457)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
Continental Assurance Pty Ltd (ACN 665118)
CST Securitisation Management Limited (ACN 80151337)
DBCV Pty Limited (ACN 83170192)
Fazen Pty Ltd (ACN 3066760)
First Custodial Services Pty Ltd (ACN 2808988)
First State Investment International Limited (Regd Scot 79063)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Onslow Properties Pty Ltd (ACN 76213717)
Perpetual Stock Pty Limited (ACN 65094886)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Management Co Pty Limited (ACN 76980740)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
Southcap Pty Limited (ACN 2626182)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)

Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Property Management (NSW) Pty Ltd (ACN 7301582)
Colonial Property Management (SA) Pty Ltd (ACN 7322438)
Colonial Property Management (WA) Pty Ltd (ACN 83531579)
Colonial Services Pty Limited (ACN 75733023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
Comsec Trading Limited (ACN 3485952)
Corporate Services (NSW) Pty Limited (ACN 72765434)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Harford Pty Limited (ACN 9642960)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
Legener (Australia) Pty Ltd (ACN 8496357)
Micropay Pty Limited (ACN 71007326)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 21) Pty Limited (ACN 51899766)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)

Tactical Global Management Limited (ACN 77796411)
Tracker Index Management Limited (ACN 81834666)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Windsor Bartholomew Services Pty Limited (ACN 73623702)

The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

This is the Annexure marked "B" of 16 pages referred to in the Notice of Substantial shareholding dated 19 May 2004.

Colonial First State Inv Managers
Transaction listing for the period 28/02/2003 to 19/05/2004 (as per F10 function) Page 1
For Security GPT.AU General Property Trust

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IBAF	OS-SAL	AUD	19/03/2003	-21900		-62760.14	
CC	IBAF	OS-SAL	AUD	24/03/2003	-19300		-57321	
CC	IBAF	OS-SAL	AUD	14/05/2003	-17676		-53323.19	
CC	IBAF	OS-SAL	AUD	14/05/2003	-11024		-33282.58	
CC	IBAF	OS-SAL	AUD	03/06/2003	-9000		-28221.14	
CC	IBAF	OS-SAL	AUD	13/06/2003	-34400		-105843.4	
CC	IBAF	OS-SAL	AUD	26/06/2003	-22900		-67555	
CC	IBAF	OS-SAL	AUD	16/07/2003	-11934		-35921.34	
CC	IBAF	OS-SAL	AUD	31/07/2003	-100444		-297009.5	
						-248578		-741237.29
CC	IEQF	OS-PUR	AUD	04/04/2003	46179		137180.21	
CC	IEQF	OS-SAL	AUD	16/05/2003	-61449		-182552.92	
CC	IEQF	OS-SAL	AUD	10/06/2003	-54241		-161614.98	
CC	IEQF	OS-SAL	AUD	30/06/2003	-85702		-251982.22	
CC	IEQF	OS-SAL	AUD	28/08/2003	-69952		-198348.27	
CC	IEQF	OS-SAL	AUD	29/08/2003	-53034		-147434.03	
CC	IEQF	OS-PUR	AUD	28/04/2004	17258		52997.2	
CC	IEQF	OS-PUR	AUD	28/04/2004	8405		25712.57	
CC	IEQF	OS-PUR	AUD	29/04/2004	25210		76468.05	
CC	IEQF	OS-PUR	AUD	30/04/2004	40121		120967.94	
CC	IEQF	DIV	AUD	04/05/2004	0		0	
CC	IEQF	OS-PUR	AUD	05/05/2004	77680		232706.65	
CC	IEQF	OS-PUR	AUD	06/05/2004	90480		270597.7	
						-19045		-25302.1
CC	IEQI	OS-PUR	AUD	28/02/2003	20000		55379.97	
CC	IEQI	OS-PUR	AUD	11/03/2003	26397		76551.3	
CC	IEQI	OS-PUR	AUD	27/03/2003	10480		31335.2	
CC	IEQI	OS-SAL	AUD	28/04/2003	-30000		-91171.75	
CC	IEQI	DIV	AUD	05/05/2003	0		0	
CC	IEQI	OS-SAL	AUD	05/05/2003	-100000		-295934.51	
CC	IEQI	OS-SAL	AUD	09/05/2003	-40000		-118174.52	
CC	IEQI	OS-SAL	AUD	16/05/2003	-60000		-178756.4	
CC	IEQI	OS-SAL	AUD	29/05/2003	-2421		-7428.97	
CC	IEQI	OS-SAL	AUD	08/07/2003	-50000		-143473.44	
CC	IEQI	OS-SAL	AUD	09/07/2003	-88000		-253880	
CC	IEQI	OS-SAL	AUD	09/07/2003	-132000		-379072.38	
CC	IEQI	OS-SAL	AUD	10/07/2003	-201456		-582728.71	
CC	IEQI	OS-PUR	AUD	20/02/2004	100000		299059.04	
CC	IEQI	OS-PUR	AUD	24/02/2004	100000		298065.49	
CC	IEQI	OS-PUR	AUD	02/03/2004	100000		303625.36	
CC	IEQI	OS-SAL	AUD	07/04/2004	-300000		-880748.94	
CC	IEQI	OS-PUR	AUD	11/05/2004	89824		271168.91	
CC	IEQI	OS-PUR	AUD	11/05/2004	84062		253934.35	
CC	IEQI	OS-PUR	AUD	12/05/2004	56818		172205.94	
CC	IEQI	OS-PUR	AUD	13/05/2004	469296		1433699.28	
CC	IEQI	OS-PUR	AUD	18/05/2004	240000		734400	
						293000		998055.22
CC	IGRF	OS-PUR	AUD	25/03/2003	24678		74118.8	
CC	IGRF	OS-SAL	AUD	09/04/2003	-5279		-15818.06	
CC	IGRF	OS-SAL	AUD	09/04/2003	-2830		-8509.81	
CC	IGRF	DIV	AUD	05/05/2003	0		0	
CC	IGRF	OS-SAL	AUD	15/05/2003	-53311		-159104.27	
CC	IGRF	OS-SAL	AUD	10/06/2003	-116718		-347769.71	
CC	IGRF	OS-SAL	AUD	27/06/2003	-583968		-1735785.39	
CC	IGRF	OS-PUR	AUD	11/05/2004	146013		440797.42	
CC	IGRF	OS-PUR	AUD	11/05/2004	136648		412786.06	
CC	IGRF	OS-PUR	AUD	12/05/2004	55912		169460	
						-398855		-1169825
CC	IINF	OS-PUR	AUD	11/03/2003	10000		29000	
CC	IINF	OS-SAL	AUD	28/04/2003	-10000		-30390.59	
CC	IINF	DIV	AUD	05/05/2003	0		0	
CC	IINF	OS-SAL	AUD	05/05/2003	-20000		-59186.9	

CC	IINF	OS-SAL	AUD	09/05/2003	-10000		-29543.63	
CC	IINF	OS-SAL	AUD	16/05/2003	-11000		-32772	
CC	IINF	OS-SAL	AUD	08/07/2003	-20000		-57389.37	
CC	IINF	OS-SAL	AUD	09/07/2003	-12000		-34620	
CC	IINF	OS-SAL	AUD	09/07/2003	-18000		-51691.69	
CC	IINF	OS-SAL	AUD	10/07/2003	-20000		-57851.71	
CC	IINF	OS-SAL	AUD	11/07/2003	-53000		-154732.89	
CC	IINF	OS-PUR	AUD	20/02/2004	30000		89717.71	
CC	IINF	OS-PUR	AUD	02/03/2004	10000		30362.54	
CC	IINF	OS-SAL	AUD	07/04/2004	-40000		-117433.19	
CC	IINF	OS-PUR	AUD	11/05/2004	17965		54234.39	
CC	IINF	OS-PUR	AUD	11/05/2004	16812		50785.66	
CC	IINF	OS-PUR	AUD	12/05/2004	11364		34442.4	
CC	IINF	OS-PUR	AUD	13/05/2004	98859		302014.24	
CC	IINF	OS-PUR	AUD	18/05/2004	45000		137700	
						26000		102644.97
CC	IPSF	DIV	AUD	05/05/2003	0		0	
CC	IPSF	OS-SAL	AUD	28/05/2003	-100000		-306759.85	
CC	IPSF	OS-PUR	AUD	05/11/2003	250000		699644.81	
CC	IPSF	OS-PUR	AUD	10/11/2003	100000		283278.41	
CC	IPSF	OS-PUR	AUD	11/11/2003	110000		307843.72	
CC	IPSF	OS-PUR	AUD	12/11/2003	215000		597381.32	
						575,000		1,581,388
TOTAL						227,522		745,724
CF	LPT1	OS-PUR	AUD	27/05/2003	100000		311956.32	
CF	LPT1	OS-SAL	AUD	12/06/2003	-650000		-1985941.91	
CF	LPT1	OS-SAL	AUD	16/06/2003	-325000		-996727.31	
CF	LPT1	OS-PUR	AUD	28/10/2003	100000		285876.37	
CF	LPT1	DIV	AUD	31/10/2003	0		0	
CF	LPT1	OS-PUR	AUD	05/11/2003	1250000		3498224.06	
CF	LPT1	OS-PUR	AUD	05/11/2003	260997		733038.78	
CF	LPT1	OS-PUR	AUD	10/11/2003	175000		495737.22	
CF	LPT1	OS-PUR	AUD	12/11/2003	360000		1000266.39	
CF	LPT1	DIV	AUD	03/02/2004	0		0	
CF	LPT1	CONVER	AUD	08/04/2004	500000		1515000	
						1,770,997		4,857,430
TOTAL						1,770,997		4,857,430
CL	B3C	OS-PUR	AUD	01/07/2003	414365		1209945.8	
CL	B3C	DIV	AUD	05/08/2003	0		0	
CL	B3C	OS-PUR	AUD	12/08/2003	7000		20230	
CL	B3C	OS-SAL	AUD	03/09/2003	-8400		-23081.52	
CL	B3C	OS-SAL	AUD	03/09/2003	-40000		-110200	
CL	B3C	DIV	AUD	31/10/2003	0		0	
CL	B3C	OS-SAL	AUD	14/01/2004	-12900		-39087	
CL	B3C	DIV	AUD	03/02/2004	0		0	
CL	B3C	OS-SAL	AUD	23/03/2004	-40300		-126139	
CL	B3C	CONVER	AUD	08/04/2004	15000		45450	
CL	B3C	DIV	AUD	04/05/2004	0		0	
						334765		977118.28
CL	B3L	DIV	AUD	05/05/2003	0		0	
CL	B3L	OS-SAL	AUD	01/07/2003	-414365		-1209945.8	
						-414365		-1209945.8
CL	G3C	OS-PUR	AUD	11/05/2004	489298		1477137.6	
CL	G3C	OS-PUR	AUD	11/05/2004	457915		1383268.88	
CL	G3C	OS-PUR	AUD	12/05/2004	187363		567866.2	
						1134576		3428272.7
CL	G3L	OS-PUR	AUD	25/03/2003	139522		419045.44	
CL	G3L	OS-SAL	AUD	09/04/2003	-27007		-80924.08	
CL	G3L	OS-SAL	AUD	09/04/2003	-14473		-43520.31	
CL	G3L	DIV	AUD	05/05/2003	0		0	
CL	G3L	OS-SAL	AUD	15/05/2003	-60115		-179410.5	
CL	G3L	OS-SAL	AUD	10/06/2003	-318041		-947626.16	
CL	G3L	OS-SAL	AUD	27/06/2003	-1803299		-5360122.58	

						-2083413		-6192558.2
CL	M1C	OS-PUR	AUD	01/07/2003	136380		398229.6	
CL	M1C	DIV	AUD	05/08/2003	0		0	
CL	M1C	OS-SAL	AUD	12/08/2003	-7000		-20230	
CL	M1C	OS-SAL	AUD	03/10/2003	-15700		-44385.46	
CL	M1C	DIV	AUD	31/10/2003	0		0	
CL	M1C	DIV	AUD	03/02/2004	0		0	
CL	M1C	OS-SAL	AUD	23/03/2004	-15300		-47889	
CL	M1C	CONVER	AUD	08/04/2004	9000		27270	
CL	M1C	DIV	AUD	04/05/2004	0		0	
						107380		312995.14
CL	M1L	DIV	AUD	05/05/2003	0		0	
CL	M1L	OS-SAL	AUD	01/07/2003	-136380		-398229.6	
						-136380		-398229.6
CL	M3C	OS-PUR	AUD	01/07/2003	3060474		8936584.08	
CL	M3C	OS-PUR	AUD	16/07/2003	11934		35921.34	
CL	M3C	DIV	AUD	05/08/2003	0		0	
CL	M3C	OS-SAL	AUD	23/09/2003	-228500		-632305.2	
CL	M3C	OS-SAL	AUD	28/10/2003	-156700		-446595	
CL	M3C	DIV	AUD	31/10/2003	0		0	
CL	M3C	OS-SAL	AUD	18/11/2003	-74000		-212380	
CL	M3C	DIV	AUD	03/02/2004	0		0	
CL	M3C	OS-SAL	AUD	04/02/2004	-169000		-505310	
CL	M3C	OS-SAL	AUD	23/03/2004	-96000		-300480	
CL	M3C	CONVER	AUD	08/04/2004	51000		154530	
CL	M3C	OS-SAL	AUD	28/04/2004	-98000		-299801.6	
CL	M3C	DIV	AUD	04/05/2004	0		0	
						2301208		6730163.6
CL	M3L	OS-PUR	AUD	04/03/2003	429964		1208198.84	
CL	M3L	DIV	AUD	05/05/2003	0		0	
CL	M3L	OS-SAL	AUD	01/07/2003	-3060474		-8936584.08	
						-2630510		-7728385.2
TOTAL						**-1,386,739**		**-4,080,569**
CM	EASS01	OS-PUR	AUD	09/07/2003	50000		143794.17	
CM	EASS01	OS-PUR	AUD	10/07/2003	50000		145798.27	
CM	EASS01	DIV	AUD	05/08/2003	0		0	
CM	EASS01	OS-PUR	AUD	02/09/2003	50000		136809.89	
CM	EASS01	OS-PUR	AUD	03/09/2003	43000		118553.02	
CM	EASS01	OS-PUR	AUD	30/09/2003	157000		435408.1	
CM	EASS01	DIV	AUD	31/10/2003	0		0	
CM	EASS01	OS-PUR	AUD	05/11/2003	50000		140287	
CM	EASS01	OS-SAL	AUD	19/12/2003	-100000		-301630.39	
CM	EASS01	DIV	AUD	03/02/2004	0		0	
CM	EASS01	OS-SAL	AUD	04/02/2004	-100000		-297944.55	
CM	EASS01	OS-SAL	AUD	24/02/2004	-100000		-296391.15	
CM	EASS01	OS-SAL	AUD	25/02/2004	-200000		-592782.3	
CM	EASS01	OS-SAL	AUD	03/03/2004	-200000		-611404.05	
CM	EASS01	OS-SAL	AUD	04/03/2004	-200000		-608709.58	
CM	EASS01	OS-SAL	AUD	08/03/2004	-200000		-617331.87	
CM	EASS01	OS-SAL	AUD	09/03/2004	-300000		-928542.58	
						-1000000		-3134086
CM	EASS02	OS-PUR	AUD	04/02/2004	398622		1194225.31	
CM	EASS02	OS-PUR	AUD	04/02/2004	66437		199257.47	
CM	EASS02	OS-PUR	AUD	06/02/2004	167041		500150.64	
CM	EASS02	OS-PUR	AUD	06/02/2004	85525		256317.35	
CM	EASS02	OS-PUR	AUD	09/02/2004	66874		199897.32	
CM	EASS02	OS-PUR	AUD	09/02/2004	9971		29804.95	
CM	EASS02	OS-PUR	AUD	10/02/2004	39934		118968.68	
CM	EASS02	OS-PUR	AUD	10/02/2004	151086		450665.99	
CM	EASS02	OS-SAL	AUD	21/04/2004	-193034		-569450.3	
CM	EASS02	DIV	AUD	04/05/2004	0		0	
						792456		2379837.4
CM	EASS04	OS-PUR	AUD	13/03/2003	11073		31733.7	
CM	EASS04	OS-PUR	AUD	13/03/2003	27681		79329.96	
CM	EASS04	OS-SAL	AUD	14/03/2003	-38754		-110222.48	
CM	EASS04	OS-PUR	AUD	09/05/2003	13026		38589.01	
CM	EASS04	OS-PUR	AUD	09/05/2003	7105		21073.91	

CM	EASS04	OS-PUR	AUD	13/05/2003	23916	71415.78
CM	EASS04	OS-SAL	AUD	15/05/2003	-35224	-105571.37
CM	EASS04	OS-SAL	AUD	27/05/2003	-8823	-27383.28
CM	EASS04	OS-PUR	AUD	28/05/2003	23942	73652.61
CM	EASS04	OS-PUR	AUD	29/05/2003	18002	55559.82
CM	EASS04	OS-SAL	AUD	29/05/2003	-23941	-73587.11
CM	EASS04	OS-SAL	AUD	05/06/2003	-18003	-56054.21
CM	EASS04	OS-PUR	AUD	20/06/2003	10260	31665.58
CM	EASS04	OS-PUR	AUD	24/06/2003	7894	24126.05
CM	EASS04	OS-SAL	AUD	26/06/2003	-9469	-27970.78
CM	EASS04	OS-PUR	AUD	27/06/2003	1833	5494.71
CM	EASS04	OS-SAL	AUD	30/06/2003	-10518	-30859.52
CM	EASS04	DIV	AUD	01/07/2003	0	0
CM	EASS04	DIV	AUD	01/07/2003	0	0
CM	EASS04	DIV	AUD	01/07/2003	0	0
CM	EASS04	OS-PUR	AUD	02/07/2003	6435	18635.27
CM	EASS04	OS-PUR	AUD	11/07/2003	3245	9462.31
CM	EASS04	OS-PUR	AUD	11/07/2003	12981	37852.15
CM	EASS04	OS-PUR	AUD	21/07/2003	6974	20975.62
CM	EASS04	OS-PUR	AUD	22/07/2003	6866	20502.62
CM	EASS04	OS-PUR	AUD	22/07/2003	24120	72487.39
CM	EASS04	OS-PUR	AUD	23/07/2003	13838	41044.45
CM	EASS04	OS-PUR	AUD	23/07/2003	7968	23691.25
CM	EASS04	OS-PUR	AUD	24/07/2003	5591	16471.24
CM	EASS04	OS-PUR	AUD	24/07/2003	6988	20597.36
CM	EASS04	OS-PUR	AUD	25/07/2003	21692	63470.49
CM	EASS04	OS-PUR	AUD	30/07/2003	14395	42119.57
CM	EASS04	OS-PUR	AUD	31/07/2003	16592	49046.74
CM	EASS04	OS-PUR	AUD	31/07/2003	8732	25812.21
CM	EASS04	OS-PUR	AUD	31/07/2003	8732	25812.21
CM	EASS04	DIV	AUD	05/08/2003	0	0
CM	EASS04	OS-PUR	AUD	06/08/2003	15586	44979.7
CM	EASS04	OS-PUR	AUD	08/08/2003	17130	49607.18
CM	EASS04	OS-PUR	AUD	08/08/2003	4282	12400.35
CM	EASS04	OS-PUR	AUD	08/08/2003	4283	12403.25
CM	EASS04	OS-PUR	AUD	11/08/2003	9142	26382.94
CM	EASS04	OS-SAL	AUD	15/08/2003	-4021	-11596.87
CM	EASS04	OS-PUR	AUD	20/08/2003	28115	80855.46
CM	EASS04	OS-PUR	AUD	20/08/2003	8434	24255.2
CM	EASS04	OS-PUR	AUD	21/08/2003	8035	23107.72
CM	EASS04	OS-PUR	AUD	22/08/2003	12162	34976.49
CM	EASS04	OS-SAL	AUD	28/08/2003	-24686	-70457.23
CM	EASS04	OS-SAL	AUD	29/08/2003	-27716	-77445.71
CM	EASS04	OS-PUR	AUD	01/09/2003	18633	51532.5
CM	EASS04	OS-SAL	AUD	05/09/2003	-11926	-33205.33
CM	EASS04	OS-SAL	AUD	05/09/2003	-7157	-19950.67
CM	EASS04	OS-SAL	AUD	10/09/2003	-19948	-55938.97
CM	EASS04	OS-SAL	AUD	10/09/2003	-29795	-84147
CM	EASS04	OS-SAL	AUD	10/09/2003	-9974	-28168.56
CM	EASS04	OS-SAL	AUD	11/09/2003	-35223	-99413.48
CM	EASS04	OS-SAL	AUD	11/09/2003	-86410	-244323.56
CM	EASS04	OS-SAL	AUD	11/09/2003	-14402	-40817.84
CM	EASS04	OS-PUR	AUD	12/09/2003	9167	25536.5
CM	EASS04	OS-PUR	AUD	23/09/2003	19635	54500.45
CM	EASS04	OS-PUR	AUD	24/09/2003	10196	28300.82
CM	EASS04	OS-PUR	AUD	24/09/2003	4078	11319.21
CM	EASS04	OS-SAL	AUD	30/09/2003	-19693	-54437.78
CM	EASS04	OS-SAL	AUD	10/10/2003	-34209	-99832.31
CM	EASS04	DIV	AUD	31/10/2003	0	0
CM	EASS04	OS-PUR	AUD	06/11/2003	17196	48592.13
CM	EASS04	OS-PUR	AUD	13/11/2003	12082	33898.95
CM	EASS04	OS-SAL	AUD	20/11/2003	-38145	-110774.4
CM	EASS04	OS-PUR	AUD	25/11/2003	10584	30544.4
CM	EASS04	OS-PUR	AUD	25/11/2003	18374	53025.59
CM	EASS04	OS-PUR	AUD	27/11/2003	5554	16195.27
CM	EASS04	OS-SAL	AUD	03/12/2003	-27264	-79175.59
CM	EASS04	OS-SAL	AUD	04/12/2003	-7248	-21120.77
CM	EASS04	OS-PUR	AUD	07/04/2004	12381	36350.69
CM	EASS04	OS-PUR	AUD	16/04/2004	14860	44258.93
CM	EASS04	OS-PUR	AUD	22/04/2004	21303	63542.64

CM	EASS04	OS-PUR	AUD	22/04/2004	39996		119300.15	
CM	EASS04	OS-PUR	AUD	28/04/2004	65142		199416.78	
CM	EASS04	OS-PUR	AUD	29/04/2004	16290		49133.42	
CM	EASS04	OS-SAL	AUD	03/05/2004	-45609		-138367.13	
CM	EASS04	DIV	AUD	04/05/2004	0		0	
CM	EASS04	OS-SAL	AUD	10/05/2004	-18067		-53729.29	
CM	EASS04	OS-SAL	AUD	10/05/2004	-18068		-53732.26	
CM	EASS04	OS-SAL	AUD	11/05/2004	-23394		-70505.05	
CM	EASS04	OS-SAL	AUD	12/05/2004	-25221		-76514.67	
CM	EASS04	OS-SAL	AUD	14/05/2004	-39613		-120176.65	
						0		19558.86
CM	EASS05	OS-PUR	AUD	01/10/2003	13425		37200.79	
CM	EASS05	OS-PUR	AUD	01/10/2003	33375		92115	
CM	EASS05	DIV	AUD	31/10/2003	0		0	
CM	EASS05	OS-PUR	AUD	12/01/2004	42000		126792.8	
CM	EASS05	DIV	AUD	03/02/2004	0		0	
CM	EASS05	OS-PUR	AUD	12/02/2004	16163		48871.83	
CM	EASS05	OS-PUR	AUD	13/02/2004	8312		24927.14	
CM	EASS05	OS-PUR	AUD	16/02/2004	6005		17976.12	
CM	EASS05	OS-PUR	AUD	19/02/2004	7172		21558.67	
CM	EASS05	OS-PUR	AUD	24/02/2004	7172		21344.5	
CM	EASS05	OS-PUR	AUD	27/02/2004	3477		10400.12	
CM	EASS05	OS-PUR	AUD	27/02/2004	3634		10887.93	
CM	EASS05	OS-PUR	AUD	01/03/2004	6711		20107.02	
CM	EASS05	OS-PUR	AUD	08/03/2004	22870		70897	
CM	EASS05	OS-PUR	AUD	09/03/2004	21000		65520	
CM	EASS05	OS-PUR	AUD	11/03/2004	11000		33398.33	
CM	EASS05	OS-PUR	AUD	11/03/2004	11000		33508.55	
CM	EASS05	OS-PUR	AUD	17/03/2004	40506		126560.67	
CM	EASS05	OS-PUR	AUD	24/03/2004	44000		137292.47	
CM	EASS05	OS-PUR	AUD	25/03/2004	10000		30904.22	
CM	EASS05	OS-PUR	AUD	25/03/2004	31474		97769.42	
CM	EASS05	OS-SAL	AUD	15/04/2004	-25656		-77066.25	
CM	EASS05	OS-SAL	AUD	16/04/2004	-39341		-117616.16	
						274299		833350.17
CM	EASS09	OS-PUR	AUD	04/02/2004	74550		223343.17	
CM	EASS09	OS-PUR	AUD	04/02/2004	12425		37264.99	
CM	EASS09	OS-PUR	AUD	06/02/2004	31241		93541.14	
CM	EASS09	OS-PUR	AUD	06/02/2004	15995		47936.81	
CM	EASS09	OS-PUR	AUD	09/02/2004	12538		37478.13	
CM	EASS09	OS-PUR	AUD	09/02/2004	1869		5586.75	
CM	EASS09	OS-PUR	AUD	10/02/2004	7484		22295.83	
CM	EASS09	OS-PUR	AUD	10/02/2004	28313		84453.26	
CM	EASS09	OS-PUR	AUD	20/04/2004	12359		36695.13	
						196774		588595.21
CM	EASS11	OS-PUR	AUD	05/03/2003	42366		120141.56	
CM	EASS11	OS-PUR	AUD	11/03/2003	17241		49954.17	
CM	EASS11	OS-PUR	AUD	11/03/2003	4182		12110.75	
CM	EASS11	OS-PUR	AUD	12/03/2003	46875		134337.33	
CM	EASS11	OS-PUR	AUD	20/03/2003	39220		113578.16	
CM	EASS11	OS-SAL	AUD	25/03/2003	-44410		-132513.69	
CM	EASS11	OS-SAL	AUD	31/03/2003	-26003		-78368.07	
CM	EASS11	OS-SAL	AUD	07/04/2003	-14492		-43386.88	
CM	EASS11	OS-SAL	AUD	07/04/2003	-19324		-57949.58	
CM	EASS11	OS-SAL	AUD	07/04/2003	-24155		-72436.98	
CM	EASS11	OS-SAL	AUD	08/04/2003	-24190		-72662.64	
CM	EASS11	OS-SAL	AUD	08/04/2003	-24191		-72955.34	
CM	EASS11	OS-SAL	AUD	08/04/2003	-71520		-215768.88	
CM	EASS11	OS-SAL	AUD	01/05/2003	-529		-1594.3	
CM	EASS11	OS-PUR	AUD	20/06/2003	11193		34545.11	
CM	EASS11	OS-PUR	AUD	24/06/2003	7527		23004.41	
CM	EASS11	OS-SAL	AUD	26/06/2003	-9308		-27495.2	
CM	EASS11	OS-PUR	AUD	27/06/2003	2491		7467.17	
CM	EASS11	OS-SAL	AUD	30/06/2003	-11903		-34923.08	
CM	EASS11	OS-PUR	AUD	02/07/2003	11683		33833.09	
CM	EASS11	OS-PUR	AUD	11/07/2003	5795		16898.02	
CM	EASS11	OS-PUR	AUD	11/07/2003	23181		67594.99	
CM	EASS11	OS-PUR	AUD	31/07/2003	16698		49360.08	
CM	EASS11	OS-PUR	AUD	31/07/2003	8789		25980.71	
CM	EASS11	OS-PUR	AUD	31/07/2003	8789		25980.71	

CM	EASS11	OS-PUR	AUD	08/08/2003	16945		49071.44	
CM	EASS11	OS-PUR	AUD	08/08/2003	4236		12267.13	
CM	EASS11	OS-PUR	AUD	08/08/2003	4236		12267.13	
CM	EASS11	OS-PUR	AUD	11/08/2003	8695		25092.93	
CM	EASS11	OS-PUR	AUD	20/08/2003	25860		74370.35	
CM	EASS11	OS-PUR	AUD	20/08/2003	7758		22311.1	
CM	EASS11	OS-PUR	AUD	21/08/2003	8434		24255.2	
CM	EASS11	OS-PUR	AUD	22/08/2003	8809		25333.65	
CM	EASS11	OS-SAL	AUD	26/08/2003	-49494		-140768.73	
CM	EASS11	OS-SAL	AUD	27/08/2003	-49240		-140046.31	
CM	EASS11	OS-SAL	AUD	29/08/2003	-49777		-139089.88	
CM	EASS11	OS-PUR	AUD	01/09/2003	17327		47920.56	
CM	EASS11	OS-SAL	AUD	05/09/2003	-4947		-13773.84	
CM	EASS11	OS-SAL	AUD	05/09/2003	-2969		-8276.31	
CM	EASS11	OS-SAL	AUD	10/09/2003	-13872		-38900.41	
CM	EASS11	OS-SAL	AUD	10/09/2003	-6936		-19588.64	
CM	EASS11	OS-PUR	AUD	12/09/2003	8660		24124.15	
CM	EASS11	OS-PUR	AUD	23/09/2003	16483		45751.51	
CM	EASS11	OS-PUR	AUD	24/09/2003	3346		9287.42	
CM	EASS11	OS-PUR	AUD	24/09/2003	8366		23221.33	
CM	EASS11	OS-SAL	AUD	10/10/2003	-29294		-85488.83	
CM	EASS11	DIV	AUD	31/10/2003	0		0	
CM	EASS11	OS-PUR	AUD	06/11/2003	16750		47331.83	
CM	EASS11	OS-PUR	AUD	13/11/2003	5707		16012.36	
CM	EASS11	OS-SAL	AUD	20/11/2003	-30018		-87173.31	
CM	EASS11	OS-PUR	AUD	25/11/2003	14281		41213.6	
CM	EASS11	OS-PUR	AUD	25/11/2003	8226		23739.44	
CM	EASS11	OS-PUR	AUD	27/11/2003	7896		23024.46	
CM	EASS11	OS-SAL	AUD	03/12/2003	-24407		-70878.77	
CM	EASS11	OS-SAL	AUD	04/12/2003	-5996		-17472.43	
CM	EASS11	OS-PUR	AUD	07/04/2004	8057		23655.4	
CM	EASS11	OS-PUR	AUD	16/04/2004	11014		32804.02	
CM	EASS11	OS-PUR	AUD	22/04/2004	14921		44506.39	
CM	EASS11	OS-PUR	AUD	23/04/2004	72		219.58	
CM	EASS11	OS-PUR	AUD	29/04/2004	6542		19731.78	
CM	EASS11	DIV	AUD	04/05/2004	0		0	
CM	EASS11	OS-SAL	AUD	12/05/2004	-16046		-48679.84	
CM	EASS11	OS-SAL	AUD	14/05/2004	-24560		-74509.35	
						-98930		-312402.27
CM	EASS12	OS-PUR	AUD	14/05/2003	4247		12865.38	
CM	EASS12	OS-PUR	AUD	15/05/2003	6689		20128.7	
CM	EASS12	OS-PUR	AUD	19/05/2003	7963		23936.1	
CM	EASS12	OS-PUR	AUD	20/05/2003	3504		10519.72	
CM	EASS12	OS-PUR	AUD	21/05/2003	3397		10277.88	
CM	EASS12	OS-PUR	AUD	22/05/2003	1965		6051.1	
CM	EASS12	OS-PUR	AUD	22/05/2003	12773		39472.06	
CM	EASS12	OS-PUR	AUD	23/05/2003	1644		5095.58	
CM	EASS12	OS-PUR	AUD	26/05/2003	2031		6295.09	
CM	EASS12	OS-PUR	AUD	06/06/2003	6836		20982.48	
CM	EASS12	OS-PUR	AUD	10/06/2003	8817		26178.58	
CM	EASS12	OS-PUR	AUD	11/06/2003	542		1643.78	
CM	EASS12	OS-PUR	AUD	12/06/2003	9522		29226.91	
CM	EASS12	OS-PUR	AUD	13/06/2003	6663		20505.61	
CM	EASS12	OS-PUR	AUD	19/06/2003	10436		32346.4	
CM	EASS12	OS-PUR	AUD	20/06/2003	3628		11208.6	
CM	EASS12	OS-PUR	AUD	23/06/2003	5963		18362.7	
CM	EASS12	OS-PUR	AUD	24/06/2003	1789		5419.39	
CM	EASS12	DIV	AUD	05/08/2003	0		0	
CM	EASS12	OS-SAL	AUD	29/08/2003	-3719		-10492.41	
CM	EASS12	OS-SAL	AUD	02/09/2003	-18418		-50373.23	
CM	EASS12	OS-PUR	AUD	02/10/2003	13602		38201.35	
CM	EASS12	OS-PUR	AUD	02/10/2003	11607		32499.6	
CM	EASS12	OS-PUR	AUD	03/10/2003	7175		20318.03	
CM	EASS12	OS-PUR	AUD	07/10/2003	6722		18988.03	
CM	EASS12	OS-PUR	AUD	08/10/2003	3709		10603.15	
CM	EASS12	OS-PUR	AUD	28/10/2003	15249		43582.73	
CM	EASS12	DIV	AUD	31/10/2003	0		0	
CM	EASS12	OS-PUR	AUD	11/11/2003	8923		25158.28	
CM	EASS12	OS-PUR	AUD	05/12/2003	8000		23315.14	
CM	EASS12	OS-PUR	AUD	12/12/2003	27977		81102.15	

CM	EASS12	DIV	AUD	03/02/2004	0		0	
CM	EASS12	OS-PUR	AUD	03/02/2004	5600		16520	
CM	EASS12	OS-SAL	AUD	03/03/2004	-34170		-104044.51	
CM	EASS12	OS-SAL	AUD	04/03/2004	-19526		-59176.51	
CM	EASS12	OS-SAL	AUD	04/03/2004	-3417		-10456.02	
CM	EASS12	OS-SAL	AUD	05/03/2004	-2929		-8992.03	
CM	EASS12	OS-SAL	AUD	05/03/2004	-19526		-59906.49	
CM	EASS12	OS-SAL	AUD	08/03/2004	-19526		-60247.14	
CM	EASS12	OS-SAL	AUD	09/03/2004	-11032		-33984.05	
CM	EASS12	OS-SAL	AUD	10/03/2004	-26100		-79360.21	
CM	EASS12	OS-SAL	AUD	11/03/2004	-48610		-147479.91	
CM	EASS12	OS-PUR	AUD	13/05/2004	9821		30095.42	
CM	EASS12	OS-PUR	AUD	13/05/2004	9715		29790.09	
CM	EASS12	OS-PUR	AUD	14/05/2004	20660		63103.15	
CM	EASS12	OS-PUR	AUD	14/05/2004	10816		33090.24	
CM	EASS12	OS-PUR	AUD	17/05/2004	18192		55656.22	
CM	EASS12	OS-PUR	AUD	19/05/2004	6136		18931.75	
						75340		216958.88
CM	EASS13	OS-PUR	AUD	19/06/2003	500000		1547331.21	
CM	EASS13	OS-PUR	AUD	26/06/2003	350000		1037222.73	
CM	EASS13	OS-PUR	AUD	03/07/2003	50000		147527.36	
CM	EASS13	OS-PUR	AUD	08/07/2003	100000		288029.61	
CM	EASS13	OS-PUR	AUD	25/07/2003	40000		117620.45	
CM	EASS13	OS-PUR	AUD	25/07/2003	40000		117219.02	
CM	EASS13	OS-PUR	AUD	28/07/2003	150000		442582.09	
CM	EASS13	DIV	AUD	05/08/2003	0		0	
CM	EASS13	OS-PUR	AUD	06/08/2003	51100		147695.97	
CM	EASS13	OS-PUR	AUD	07/08/2003	25600		73992.5	
CM	EASS13	OS-PUR	AUD	11/08/2003	80000		232029.43	
CM	EASS13	OS-PUR	AUD	22/08/2003	82700		238681.87	
CM	EASS13	OS-PUR	AUD	25/08/2003	38300		110315.34	
CM	EASS13	OS-PUR	AUD	26/08/2003	100000		286022.44	
CM	EASS13	OS-PUR	AUD	27/08/2003	100000		285520.64	
CM	EASS13	OS-PUR	AUD	28/08/2003	73700		210058.89	
CM	EASS13	OS-PUR	AUD	03/09/2003	100000		275986.56	
CM	EASS13	OS-PUR	AUD	10/09/2003	100000		281004.5	
CM	EASS13	OS-PUR	AUD	15/09/2003	100000		276990.15	
CM	EASS13	OS-PUR	AUD	17/09/2003	100000		277993.74	
CM	EASS13	OS-PUR	AUD	22/09/2003	50000		138996.87	
CM	EASS13	OS-PUR	AUD	24/09/2003	100000		277993.74	
CM	EASS13	OS-SAL	AUD	13/10/2003	-40000		-115982.42	
CM	EASS13	OS-PUR	AUD	16/10/2003	100000		291040.37	
CM	EASS13	OS-PUR	AUD	29/10/2003	200000		572044.87	
CM	EASS13	OS-PUR	AUD	31/10/2003	18600		51805.77	
CM	EASS13	DIV	AUD	31/10/2003	0		0	
CM	EASS13	OS-SAL	AUD	20/11/2003	-100000		-287963.21	
CM	EASS13	OS-SAL	AUD	25/11/2003	-150000		-434934.06	
CM	EASS13	OS-SAL	AUD	10/12/2003	-70000		-207154.16	
CM	EASS13	OS-SAL	AUD	19/12/2003	-150000		-455858.72	
CM	EASS13	OS-SAL	AUD	19/12/2003	-150000		-452869.48	
CM	EASS13	OS-SAL	AUD	23/12/2003	-70000		-209944.11	
CM	EASS13	OS-SAL	AUD	30/12/2003	-250000		-752291.44	
CM	EASS13	OS-SAL	AUD	20/01/2004	-34900		-105073.91	
CM	EASS13	OS-SAL	AUD	23/01/2004	-35000		-105374.97	
CM	EASS13	DIV	AUD	03/02/2004	0		0	
CM	EASS13	OS-PUR	AUD	20/02/2004	77100		230464.5	
CM	EASS13	OS-PUR	AUD	24/02/2004	100000		297913.27	
CM	EASS13	OS-PUR	AUD	01/03/2004	100000		299919.42	
CM	EASS13	OS-PUR	AUD	01/03/2004	50000		149458.17	
CM	EASS13	OS-PUR	AUD	06/04/2004	50000		148956.64	
CM	EASS13	CONVER	AUD	08/04/2004	100000		303000	
CM	EASS13	OS-PUR	AUD	13/04/2004	100000		292149.65	
CM	EASS13	OS-PUR	AUD	20/04/2004	100000		296910.2	
CM	EASS13	OS-SAL	AUD	28/04/2004	-50000		-154024.91	
CM	EASS13	OS-SAL	AUD	28/04/2004	-90000		-278142.08	
CM	EASS13	OS-SAL	AUD	28/04/2004	-50000		-154024.91	
CM	EASS13	OS-SAL	AUD	03/05/2004	-221000		-666998.05	
CM	EASS13	OS-SAL	AUD	03/05/2004	-150000		-454597.8	
CM	EASS13	OS-SAL	AUD	04/05/2004	-400000		-1188214.97	
CM	EASS13	OS-SAL	AUD	10/05/2004	-306800		-908394.07	

						1009400		2812634.7
CM	EASS14	OS-PUR	AUD	22/04/2004	152542		454644.22	
						152542		454644.22
CM	EASS15	OS-PUR	AUD	22/04/2004	86145		256751.1	
CM	EASS15	OS-SAL	AUD	06/05/2004	-3330		-9894.42	
CM	EASS15	OS-SAL	AUD	11/05/2004	-2162		-6492.99	
						80653		240363.69
CM	EASS19	OS-PUR	AUD	21/04/2004	193034		569450.3	
CM	EASS19	OS-SAL	AUD	22/04/2004	-193034		-575192.54	
						0		-5742.24
CM	EPSS01	OS-PUR	AUD	04/03/2003	250000		706445.25	
CM	EPSS01	OS-PUR	AUD	18/03/2003	175000		494511.67	
CM	EPSS01	OS-SAL	AUD	21/03/2003	-145000		-423400	
CM	EPSS01	OS-SAL	AUD	03/04/2003	-15385		-44525.04	
CM	EPSS01	OS-SAL	AUD	03/04/2003	-14615		-42588.32	
CM	EPSS01	OS-PUR	AUD	04/04/2003	145000		430079.86	
CM	EPSS01	OS-PUR	AUD	09/04/2003	62000		186381.3	
CM	EPSS01	DIV	AUD	05/05/2003	0		0	
CM	EPSS01	OS-PUR	AUD	08/05/2003	75000		223958.17	
CM	EPSS01	OS-PUR	AUD	22/05/2003	80000		245301.84	
CM	EPSS01	OS-PUR	AUD	26/05/2003	180000		559715.42	
CM	EPSS01	OS-SAL	AUD	28/05/2003	-35000		-108150	
CM	EPSS01	OS-PUR	AUD	10/06/2003	160000		477583.2	
CM	EPSS01	OS-PUR	AUD	16/06/2003	120000		369155.22	
CM	EPSS01	OS-PUR	AUD	26/06/2003	75000		221703.56	
CM	EPSS01	OS-PUR	AUD	30/06/2003	125000		365748.25	
CM	EPSS01	OS-PUR	AUD	10/07/2003	260000		750335.04	
CM	EPSS01	OS-PUR	AUD	29/07/2003	75000		220200.49	
CM	EPSS01	OS-PUR	AUD	01/08/2003	54000		160167.67	
CM	EPSS01	DIV	AUD	05/08/2003	0		0	
CM	EPSS01	OS-PUR	AUD	07/08/2003	140000		406832.3	
CM	EPSS01	OS-PUR	AUD	18/08/2003	90000		260633.2	
CM	EPSS01	OS-PUR	AUD	22/08/2003	250000		723210.73	
CM	EPSS01	OS-PUR	AUD	02/09/2003	120000		327069.12	
CM	EPSS01	OS-PUR	AUD	17/09/2003	150000		417854.85	
CM	EPSS01	OS-SAL	AUD	24/09/2003	-140000		-387473.61	
CM	EPSS01	OS-SAL	AUD	21/10/2003	-70000		-205378.11	
CM	EPSS01	DIV	AUD	31/10/2003	0		0	
CM	EPSS01	OS-PUR	AUD	05/01/2004	200000		590000	
CM	EPSS01	DIV	AUD	03/02/2004	0		0	
CM	EPSS01	OS-PUR	AUD	20/02/2004	80000		238888.72	
CM	EPSS01	OS-PUR	AUD	25/02/2004	100000		297608.85	
CM	EPSS01	OS-PUR	AUD	01/04/2004	100000		309633.45	
CM	EPSS01	CONVER	AUD	08/04/2004	746000		2260380	
CM	EPSS01	OS-PUR	AUD	15/04/2004	180000		542910.69	
CM	EPSS01	OS-PUR	AUD	19/04/2004	100000		297608.85	
CM	EPSS01	OS-SAL	AUD	23/04/2004	-44914		-136706.87	
CM	EPSS01	OS-SAL	AUD	26/04/2004	-99253		-304507.97	
CM	EPSS01	OS-SAL	AUD	27/04/2004	-25833		-79727.37	
CM	EPSS01	DIV	AUD	04/05/2004	0		0	
CM	EPSS01	OS-PUR	AUD	06/05/2004	120000		357130.62	
						3622000		10708591
CM	EPSS02	OS-PUR	AUD	25/03/2003	44000		131942.47	
CM	EPSS02	OS-PUR	AUD	01/04/2003	82200		244134	
CM	EPSS02	OS-SAL	AUD	04/04/2003	-4300		-12731.73	
CM	EPSS02	OS-SAL	AUD	07/04/2003	-29200		-87534.41	
CM	EPSS02	OS-SAL	AUD	29/04/2003	-61300		-185167.85	
CM	EPSS02	OS-SAL	AUD	30/04/2003	-8500		-25675.81	
CM	EPSS02	OS-SAL	AUD	01/05/2003	-3000		-9091.96	
CM	EPSS02	DIV	AUD	05/05/2003	0		0	
CM	EPSS02	OS-PUR	AUD	05/05/2003	34500		102780.08	
CM	EPSS02	OS-PUR	AUD	07/05/2003	51600		153723.25	
CM	EPSS02	OS-SAL	AUD	19/05/2003	-2700		-8075.09	
CM	EPSS02	OS-PUR	AUD	23/05/2003	19800		61370.14	
CM	EPSS02	OS-PUR	AUD	23/05/2003	54600		168714	
CM	EPSS02	OS-PUR	AUD	27/05/2003	14400		44640	
CM	EPSS02	OS-SAL	AUD	27/05/2003	-75000		-232532.76	
CM	EPSS02	OS-PUR	AUD	28/05/2003	55100		169157	
CM	EPSS02	OS-PUR	AUD	30/05/2003	6200		19241.79	
CM	EPSS02	OS-PUR	AUD	11/06/2003	22500		68497.48	

CM	EPSS02	OS-PUR	AUD	13/06/2003	21200		65071.48	
CM	EPSS02	OS-PUR	AUD	20/06/2003	10000		30794.4	
CM	EPSS02	OS-PUR	AUD	01/07/2003	80000		232800	
CM	EPSS02	OS-PUR	AUD	24/07/2003	25000		73976.78	
CM	EPSS02	OS-PUR	AUD	29/07/2003	7000		20713.5	
CM	EPSS02	OS-PUR	AUD	30/07/2003	92000		268640	
CM	EPSS02	DIV	AUD	05/08/2003	0		0	
CM	EPSS02	OS-SAL	AUD	06/08/2003	-79100		-228599	
CM	EPSS02	OS-SAL	AUD	11/08/2003	-6300		-18151.02	
CM	EPSS02	OS-PUR	AUD	22/08/2003	8200		23688.62	
CM	EPSS02	OS-PUR	AUD	28/08/2003	17320		49166.33	
CM	EPSS02	OS-PUR	AUD	15/09/2003	20000		55400	
CM	EPSS02	OS-SAL	AUD	17/09/2003	-4200		-11629.63	
CM	EPSS02	OS-SAL	AUD	17/09/2003	-2100		-5820.05	
CM	EPSS02	OS-SAL	AUD	03/10/2003	-56200		-157996.66	
CM	EPSS02	DIV	AUD	31/10/2003	0		0	
CM	EPSS02	OS-SAL	AUD	19/11/2003	-155073		-447679.53	
CM	EPSS02	OS-SAL	AUD	26/11/2003	-200		-584.2	
CM	EPSS02	OS-SAL	AUD	28/11/2003	-71000		-206610	
CM	EPSS02	OS-SAL	AUD	05/12/2003	-41600		-120882.82	
CM	EPSS02	OS-SAL	AUD	08/12/2003	-6260		-18347.81	
CM	EPSS02	OS-SAL	AUD	08/12/2003	-3130		-9205.11	
CM	EPSS02	OS-SAL	AUD	08/12/2003	-3130		-9205.11	
CM	EPSS02	OS-SAL	AUD	11/12/2003	-20470		-59302.9	
CM	EPSS02	OS-SAL	AUD	17/12/2003	-31100		-91772.93	
CM	EPSS02	OS-SAL	AUD	19/12/2003	-21100		-63315.71	
CM	EPSS02	OS-SAL	AUD	29/01/2004	-71600		-211936	
CM	EPSS02	OS-PUR	AUD	30/01/2004	1600		4762.27	
CM	EPSS02	DIV	AUD	03/02/2004	0		0	
CM	EPSS02	OS-PUR	AUD	18/03/2004	7300		22890.27	
CM	EPSS02	DIV	AUD	04/05/2004	0		0	
CM	EPSS02	OS-SAL	AUD	07/05/2004	-20600		-61012.68	
						-102643		-270756.91
CM	EPSS03	OS-SAL	AUD	27/03/2003	-14000		-41677.24	
CM	EPSS03	OS-SAL	AUD	11/04/2003	-15000		-45403.41	
CM	EPSS03	OS-SAL	AUD	28/04/2003	-10000		-30468.74	
CM	EPSS03	DIV	AUD	05/05/2003	0		0	
CM	EPSS03	OS-SAL	AUD	27/06/2003	-255000		-761668.49	
CM	EPSS03	OS-SAL	AUD	03/07/2003	-230000		-673209.25	
CM	EPSS03	OS-SAL	AUD	18/07/2003	-68000		-204260.41	
CM	EPSS03	DIV	AUD	05/08/2003	0		0	
CM	EPSS03	OS-PUR	AUD	29/08/2003	15000		41935.79	
CM	EPSS03	OS-SAL	AUD	26/09/2003	-37500		-104143.14	
CM	EPSS03	OS-SAL	AUD	08/10/2003	-89000		-253390.01	
CM	EPSS03	DIV	AUD	31/10/2003	0		0	
CM	EPSS03	OS-PUR	AUD	21/11/2003	26600		75887.7	
CM	EPSS03	DIV	AUD	03/02/2004	0		0	
CM	EPSS03	OS-SAL	AUD	24/03/2004	-37000		-114952.05	
CM	EPSS03	OS-PUR	AUD	13/04/2004	219000		642327.71	
CM	EPSS03	OS-PUR	AUD	28/04/2004	189500		580464.37	
CM	EPSS03	OS-PUR	AUD	30/04/2004	195000		587551.62	
CM	EPSS03	DIV	AUD	04/05/2004	0		0	
						-110400		-301005.55
CM	EPSS04	OS-PUR	AUD	19/03/2003	30000		86581.53	
CM	EPSS04	OS-SAL	AUD	07/04/2003	-110000		-330000	
CM	EPSS04	OS-PUR	AUD	24/04/2003	20000		60585.73	
CM	EPSS04	DIV	AUD	05/05/2003	0		0	
CM	EPSS04	OS-PUR	AUD	22/05/2003	10000		30965.09	
CM	EPSS04	OS-SAL	AUD	27/05/2003	-10000		-30904.68	
CM	EPSS04	OS-SAL	AUD	29/05/2003	-60000		-184800	
CM	EPSS04	OS-PUR	AUD	13/06/2003	20000		61663.14	
CM	EPSS04	OS-PUR	AUD	07/07/2003	10000		29229.93	
CM	EPSS04	OS-PUR	AUD	29/07/2003	10000		29400	
CM	EPSS04	DIV	AUD	05/08/2003	0		0	
CM	EPSS04	OS-PUR	AUD	02/09/2003	60000		163701.84	
CM	EPSS04	OS-SAL	AUD	19/09/2003	-10000		-27714.52	
CM	EPSS04	OS-SAL	AUD	23/09/2003	-40000		-110800	
CM	EPSS04	OS-SAL	AUD	27/10/2003	-8000		-23128.66	
CM	EPSS04	DIV	AUD	31/10/2003	0		0	
CM	EPSS04	OS-SAL	AUD	05/11/2003	-60000		-168000	

CM	EPSS04	OS-SAL	AUD	03/12/2003	-8000		-23288.17	
CM	EPSS04	OS-PUR	AUD	02/01/2004	8000		23993.55	
CM	EPSS04	OS-SAL	AUD	08/01/2004	-2000		-5961.61	
CM	EPSS04	OS-SAL	AUD	29/01/2004	-2000		-5920	
CM	EPSS04	DIV	AUD	03/02/2004	0		0	
CM	EPSS04	OS-SAL	AUD	06/02/2004	-6000		-17884.84	
CM	EPSS04	OS-SAL	AUD	02/03/2004	-11000		-33202.98	
CM	EPSS04	OS-SAL	AUD	31/03/2004	-14000		-43540	
CM	EPSS04	CONVER	AUD	08/04/2004	17000		51510	
CM	EPSS04	OS-PUR	AUD	14/04/2004	16000		47526.49	
CM	EPSS04	OS-SAL	AUD	23/04/2004	-4000		-12162.49	
CM	EPSS04	OS-SAL	AUD	29/04/2004	-23000		-69331.25	
CM	EPSS04	DIV	AUD	04/05/2004	0		0	
CM	EPSS04	OS-SAL	AUD	13/05/2004	-5000		-15203.11	
						-172000		-516685.01
CM	EPSS05	OS-SAL	AUD	11/03/2003	-130000		-374544.72	
CM	EPSS05	OS-SAL	AUD	01/04/2003	-5000		-14700	
CM	EPSS05	OS-SAL	AUD	08/04/2003	-5000		-15003.72	
CM	EPSS05	OS-SAL	AUD	21/08/2003	-13000		-37233.52	
CM	EPSS05	OS-SAL	AUD	21/08/2003	-28500		-82080	
CM	EPSS05	OS-SAL	AUD	22/08/2003	-53500		-153764.14	
CM	EPSS05	OS-PUR	AUD	08/09/2003	5000		14100	
CM	EPSS05	OS-PUR	AUD	14/10/2003	100000		288590.4	
CM	EPSS05	OS-PUR	AUD	29/10/2003	10000		28458.22	
CM	EPSS05	DIV	AUD	31/10/2003	0		0	
CM	EPSS05	OS-PUR	AUD	06/11/2003	10000		28257.81	
CM	EPSS05	OS-SAL	AUD	27/11/2003	-10000		-29140.14	
CM	EPSS05	OS-SAL	AUD	04/12/2003	-10000		-29140.14	
CM	EPSS05	OS-PUR	AUD	08/01/2004	10000		29961.29	
CM	EPSS05	DIV	AUD	03/02/2004	0		0	
CM	EPSS05	OS-PUR	AUD	27/02/2004	15600		46661.46	
CM	EPSS05	OS-SAL	AUD	01/03/2004	-9430		-28196.95	
CM	EPSS05	OS-SAL	AUD	18/03/2004	-50000		-155840	
CM	EPSS05	CONVER	AUD	08/04/2004	30000		90900	
CM	EPSS05	OS-PUR	AUD	08/04/2004	6000		17706.22	
CM	EPSS05	DIV	AUD	04/05/2004	0		0	
						-127830		-375007.93
CM	EPSS06	OS-PUR	AUD	04/03/2003	100000		282578.1	
CM	EPSS06	OS-SAL	AUD	03/04/2003	-7692		-22261.08	
CM	EPSS06	OS-SAL	AUD	03/04/2003	-7308		-21295.61	
CM	EPSS06	OS-PUR	AUD	09/04/2003	47000		141289.05	
CM	EPSS06	OS-PUR	AUD	30/04/2003	35000		105916.68	
CM	EPSS06	DIV	AUD	05/05/2003	0		0	
CM	EPSS06	OS-PUR	AUD	08/05/2003	20000		59722.18	
CM	EPSS06	OS-PUR	AUD	26/05/2003	100000		310953.02	
CM	EPSS06	OS-PUR	AUD	28/05/2003	35000		108150	
CM	EPSS06	OS-PUR	AUD	23/06/2003	35000		107716.04	
CM	EPSS06	OS-PUR	AUD	26/06/2003	35000		103461.66	
CM	EPSS06	OS-PUR	AUD	30/06/2003	35000		102409.51	
CM	EPSS06	OS-PUR	AUD	10/07/2003	50000		144295.2	
CM	EPSS06	OS-PUR	AUD	16/07/2003	35000		104163.1	
CM	EPSS06	OS-PUR	AUD	01/08/2003	21000		62287.43	
CM	EPSS06	DIV	AUD	05/08/2003	0		0	
CM	EPSS06	OS-PUR	AUD	18/08/2003	40000		115836.98	
CM	EPSS06	OS-PUR	AUD	22/08/2003	110000		318212.71	
CM	EPSS06	OS-PUR	AUD	17/09/2003	72000		200570.33	
CM	EPSS06	OS-SAL	AUD	24/09/2003	-27000		-74727.07	
CM	EPSS06	OS-SAL	AUD	25/09/2003	-37000		-102279.9	
CM	EPSS06	OS-SAL	AUD	21/10/2003	-35000		-102689.06	
CM	EPSS06	DIV	AUD	31/10/2003	0		0	
CM	EPSS06	OS-SAL	AUD	19/11/2003	-40000		-115363.02	
CM	EPSS06	OS-SAL	AUD	27/11/2003	-20000		-58479.87	
CM	EPSS06	DIV	AUD	03/02/2004	0		0	
CM	EPSS06	OS-PUR	AUD	25/02/2004	33000		98210.92	
CM	EPSS06	OS-PUR	AUD	01/04/2004	35000		108371.71	
CM	EPSS06	CONVER	AUD	08/04/2004	242000		733260	
CM	EPSS06	OS-PUR	AUD	19/04/2004	40000		119043.54	
CM	EPSS06	OS-SAL	AUD	23/04/2004	-23778		-72374.22	
CM	EPSS06	OS-SAL	AUD	26/04/2004	-52546		-161211.01	
CM	EPSS06	OS-SAL	AUD	27/04/2004	-13676		-42207.7	

CM	EPSS06	DIV	AUD	04/05/2004	0		0	
CM	EPSS06	OS-PUR	AUD	06/05/2004	44000		130947.89	
						900,000		2,684,508
TOTAL						**5,491,661**		**16,023,356**
CP	CFSHK	OS-SAL	AUD	21/03/2003	-23191		-67711.81	
CP	CFSHK	OS-PUR	AUD	01/04/2003	13652		40277.36	
CP	CFSHK	OS-PUR	AUD	09/04/2003	13705		41210.94	
CP	CFSHK	DIV	AUD	05/05/2003	0		0	
CP	CFSHK	OS-SAL	AUD	05/06/2003	-42768		-132146.61	
CP	CFSHK	OS-SAL	AUD	10/06/2003	-6850		-20411.86	
CP	CFSHK	OS-SAL	AUD	27/06/2003	-58536		-174007.57	
CP	CFSHK	OS-PUR	AUD	11/05/2004	17564		53019.19	
CP	CFSHK	OS-PUR	AUD	11/05/2004	16437		49648.53	
CP	CFSHK	OS-PUR	AUD	12/05/2004	6725		20380.58	
						-63262		-189741.25
CP	MACLP	OS-PUR	AUD	28/10/2003	100000		285855	
CP	MACLP	OS-PUR	AUD	03/11/2003	180000		501901.2	
CP	MACLP	OS-PUR	AUD	12/11/2003	36000		100019.16	
CP	MACLP	CONVER	AUD	08/04/2004	150000		454500	
CP	MACLP	OS-SAL	AUD	13/05/2004	-48314		-147599.27	
						417686		1194676.1
CP	MACSN	OS-PUR	AUD	28/02/2003	394070		1095342.54	
CP	MACSN	DIV	AUD	05/05/2003	0		0	
CP	MACSN	OS-SAL	AUD	16/05/2003	-20586		-61162.34	
CP	MACSN	OS-SAL	AUD	10/06/2003	-23621		-70174.81	
CP	MACSN	OS-SAL	AUD	11/06/2003	-96765		-292952.81	
CP	MACSN	OS-SAL	AUD	16/06/2003	-66887		-205770.82	
CP	MACSN	OS-SAL	AUD	25/06/2003	-61760		-184268.4	
CP	MACSN	OS-SAL	AUD	26/06/2003	-124451		-366304.36	
CP	MACSN	DIV	AUD	01/07/2003	0		0	
CP	MACSN	OS-PUR	AUD	27/04/2004	29954		92776.61	
CP	MACSN	OS-PUR	AUD	28/04/2004	25719		79228.51	
CP	MACSN	OS-PUR	AUD	28/04/2004	9592		29343.84	
CP	MACSN	OS-PUR	AUD	29/04/2004	23075		69820.34	
CP	MACSN	OS-PUR	AUD	29/04/2004	4472		13558.99	
CP	MACSN	DIV	AUD	04/05/2004	0		0	
CP	MACSN	OS-PUR	AUD	06/05/2004	44982		134515.52	
CP	MACSN	OS-PUR	AUD	10/05/2004	42971		128070.55	
CP	MACSN	OS-PUR	AUD	11/05/2004	55031		166118.14	
CP	MACSN	OS-PUR	AUD	11/05/2004	51502		155563.59	
CP	MACSN	OS-PUR	AUD	12/05/2004	47064		142649.64	
CP	MACSN	OS-PUR	AUD	13/05/2004	30822		94161.21	
CP	MACSN	OS-PUR	AUD	14/05/2004	37295		114147.87	
CP	MACSN	OS-PUR	AUD	17/05/2004	7862		24063.03	
						410341		1158726.8
CP	NOME	DIV	AUD	05/05/2003	0		0	
CP	NOME	OS-SAL	AUD	16/05/2003	-27251		-81276.79	
CP	NOME	OS-SAL	AUD	22/05/2003	-21441		-65922.37	
CP	NOME	OS-SAL	AUD	04/06/2003	-11500		-35905.01	
CP	NOME	OS-SAL	AUD	23/06/2003	-64843		-199016.64	
CP	NOME	OS-SAL	AUD	25/06/2003	-31889		-95163.81	
CP	NOME	OS-SAL	AUD	03/07/2003	-29182		-85289.5	
CP	NOME	OS-SAL	AUD	04/07/2003	-51268		-150862.5	
CP	NOME	OS-PUR	AUD	29/04/2004	25986		78616.6	
CP	NOME	OS-PUR	AUD	03/05/2004	12852		39212.85	
CP	NOME	DIV	AUD	04/05/2004	0		0	
CP	NOME	OS-PUR	AUD	10/05/2004	40268		120298.64	
CP	NOME	OS-PUR	AUD	11/05/2004	133774		405007.47	
						-24494		-70301.06
CP	OSFEQ	OS-PUR	AUD	30/04/2003	3927454		11207871.48	
CP	OSFEQ	DIV	AUD	05/05/2003	0		0	
CP	OSFEQ	OS-PUR	AUD	12/05/2003	33939		101138.22	
CP	OSFEQ	OS-SAL	AUD	15/05/2003	-26035		-77700.28	
CP	OSFEQ	OS-SAL	AUD	05/06/2003	-128110		-395141.83	
CP	OSFEQ	OS-SAL	AUD	10/06/2003	-75563		-225145.41	
CP	OSFEQ	OS-SAL	AUD	03/07/2003	-90048		-263791.37	

CP	OSFEQ	OS-SAL	AUD	04/07/2003	-151892		-443673.99	
CP	OSFEQ	OS-SAL	AUD	08/07/2003	-576306		-1653692.05	
CP	OSFEQ	OS-SAL	AUD	09/07/2003	-148315		-425925.15	
CP	OSFEQ	OS-SAL	AUD	10/07/2003	-13147		-38251.52	
CP	OSFEQ	OS-SAL	AUD	11/07/2003	-171242		-499256.56	
CP	OSFEQ	OS-SAL	AUD	14/07/2003	-22395		-66546.78	
CP	OSFEQ	OS-SAL	AUD	23/07/2003	-250525		-741464.82	
CP	OSFEQ	OS-SAL	AUD	24/07/2003	-291075		-857679.04	
CP	OSFEQ	DIV	AUD	05/08/2003	0		0	
CP	OSFEQ	OS-PUR	AUD	06/08/2003	25152		72568.55	
CP	OSFEQ	OS-SAL	AUD	12/08/2003	-81327		-234191.85	
CP	OSFEQ	OS-SAL	AUD	19/08/2003	-1960565		-5625584.58	
CP	OSFEQ	OS-PUR	AUD	01/09/2003	172705		477925.23	
CP	OSFEQ	OS-PUR	AUD	02/09/2003	141627		389180.1	
CP	OSFEQ	OS-PUR	AUD	03/09/2003	11722		32351.14	
CP	OSFEQ	OS-PUR	AUD	03/09/2003	29210		80473.55	
CP	OSFEQ	OS-PUR	AUD	04/09/2003	31513		88189.25	
CP	OSFEQ	OS-PUR	AUD	05/09/2003	62452		174628	
CP	OSFEQ	OS-PUR	AUD	08/09/2003	83115		234707.98	
CP	OSFEQ	OS-PUR	AUD	09/09/2003	93902		265414.36	
CP	OSFEQ	OS-PUR	AUD	12/09/2003	24912		69708.83	
CP	OSFEQ	OS-PUR	AUD	15/09/2003	41403		115222.4	
CP	OSFEQ	DIV	AUD	31/10/2003	0		0	
CP	OSFEQ	OS-SAL	AUD	10/12/2003	-150000		-442407.15	
CP	OSFEQ	OS-SAL	AUD	15/12/2003	-200000		-582901.31	
CP	OSFEQ	OS-SAL	AUD	02/02/2004	-342561		-1013980.56	
CP	OSFEQ	OS-PUR	AUD	20/02/2004	300000		897478.2	
CP	OSFEQ	OS-PUR	AUD	24/02/2004	200000		596130.97	
CP	OSFEQ	OS-PUR	AUD	01/03/2004	100000		300072.66	
CP	OSFEQ	OS-PUR	AUD	02/03/2004	300000		910876.09	
CP	OSFEQ	OS-SAL	AUD	07/04/2004	-250000		-733882.72	
CP	OSFEQ	OS-SAL	AUD	08/04/2004	-300000		-878297.76	
CP	OSFEQ	OS-SAL	AUD	13/04/2004	-200000		-583260.02	
CP	OSFEQ	OS-SAL	AUD	14/04/2004	-133000		-392519.47	
CP	OSFEQ	OS-SAL	AUD	14/04/2004	-17000		-50490	
CP	OSFEQ	OS-PUR	AUD	11/05/2004	287436		867738.11	
CP	OSFEQ	OS-PUR	AUD	11/05/2004	269001		812597.79	
CP	OSFEQ	OS-PUR	AUD	12/05/2004	181818		551060.22	
CP	OSFEQ	OS-PUR	AUD	13/05/2004	1511745		4618380.97	
CP	OSFEQ	OS-PUR	AUD	18/05/2004	850000		2601000	
						3100000		9238929.9
CP	UTIND	OS-PUR	AUD	11/06/2003	15700		47462.59	
CP	UTIND	OS-PUR	AUD	13/08/2003	14000		41062.04	
CP	UTIND	OS-PUR	AUD	14/10/2003	15710		45291.17	
CP	UTIND	OS-PUR	AUD	03/12/2003	20200		58943.35	
CP	UTIND	OS-PUR	AUD	05/02/2004	9500		28434.12	
CP	UTIND	OS-PUR	AUD	11/02/2004	40400		120392	
CP	UTIND	OS-SAL	AUD	12/02/2004	-15500		-46726.4	
CP	UTIND	OS-PUR	AUD	03/03/2004	5700		17516.94	
CP	UTIND	OS-PUR	AUD	06/04/2004	8200		24378.96	
CP	UTIND	CONVER	AUD	08/04/2004	20000		60600	
CP	UTIND	OS-SAL	AUD	08/04/2004	-10000		-29269.97	
CP	UTIND	OS-PUR	AUD	14/04/2004	17000		50490	
						140910		418574.8
CP	WCLP	OS-SAL	AUD	29/04/2003	-500000		-1520310.63	
CP	WCLP	OS-SAL	AUD	30/04/2003	-317858		-954297.73	
CP	WCLP	OS-PUR	AUD	01/05/2003	580000		1740000	
CP	WCLP	DIV	AUD	05/05/2003	0		0	
CP	WCLP	OS-SAL	AUD	28/05/2003	-70000		-217030.57	
CP	WCLP	OS-PUR	AUD	08/07/2003	155000		450648.99	
CP	WCLP	OS-PUR	AUD	03/11/2003	50000		139427.42	
CP	WCLP	OS-PUR	AUD	12/11/2003	90000		250066.6	
CP	WCLP	DIV	AUD	03/02/2004	0		0	
CP	WCLP	CONVER	AUD	08/04/2004	100000		303000	
						87142		191504.08
CP	WDEQ	OS-SAL	AUD	22/08/2003	-19000		-54530	
CP	WDEQ	OS-SAL	AUD	01/09/2003	-9300		-25761	
CP	WDEQ	DIV	AUD	31/10/2003	0		0	
CP	WDEQ	OS-SAL	AUD	07/11/2003	-4700		-13442	
CP	WDEQ	OS-SAL	AUD	16/01/2004	-4300		-13029	

CP	WDEQ	OS-SAL	AUD	21/01/2004	-4900		-14733.88	
CP	WDEQ	DIV	AUD	03/02/2004	0		0	
CP	WDEQ	OS-SAL	AUD	25/02/2004	-4000		-11880	
CP	WDEQ	CONVER	AUD	08/04/2004	10000		30300	
CP	WDEQ	OS-SAL	AUD	28/04/2004	-4400		-13464	
						-40600		-116539.88
CP	WEEI	OS-SAL	AUD	03/06/2003	-2350		-7371.44	
CP	WEEI	OS-SAL	AUD	09/07/2003	-1150		-3274.14	
CP	WEEI	OS-PUR	AUD	12/11/2003	4250		11827.11	
CP	WEEI	OS-SAL	AUD	19/01/2004	-2000		-6013.83	
CP	WEEI	DIV	AUD	03/02/2004	0		0	
CP	WEEI	OS-SAL	AUD	08/04/2004	-1000		-2927	
CP	WEEI	OS-SAL	AUD	21/04/2004	-4100		-12095	
CP	WEEI	DIV	AUD	04/05/2004	0		0	
CP	WEEI	OS-SAL	AUD	19/05/2004	-46007		-141241.49	
						-52357		-161095.79
CP	WEQC	OS-PUR	AUD	06/03/2003	3582		10244.52	
CP	WEQC	OS-PUR	AUD	06/03/2003	6650		19019	
CP	WEQC	OS-PUR	AUD	30/04/2003	49954		151360.62	
CP	WEQC	DIV	AUD	05/05/2003	0		0	
CP	WEQC	OS-PUR	AUD	14/05/2003	59711		181171.89	
CP	WEQC	OS-PUR	AUD	14/05/2003	17676		53323.19	
CP	WEQC	OS-SAL	AUD	10/06/2003	-88398		-262595.5	
CP	WEQC	OS-SAL	AUD	11/06/2003	-426129		-1289978.05	
CP	WEQC	OS-SAL	AUD	16/06/2003	-306821		-943819.66	
CP	WEQC	OS-SAL	AUD	25/06/2003	-280050		-835489.55	
CP	WEQC	OS-SAL	AUD	26/06/2003	-563983		-1659860.42	
CP	WEQC	OS-PUR	AUD	27/04/2004	125807		389696.35	
CP	WEQC	OS-PUR	AUD	28/04/2004	40408		123616.15	
CP	WEQC	OS-PUR	AUD	28/04/2004	108347		333796.83	
CP	WEQC	OS-PUR	AUD	29/04/2004	18782		56951.51	
CP	WEQC	OS-PUR	AUD	29/04/2004	96925		293275.67	
CP	WEQC	DIV	AUD	04/05/2004	0		0	
CP	WEQC	OS-PUR	AUD	06/05/2004	192310		575139.73	
CP	WEQC	OS-PUR	AUD	10/05/2004	184579		550166.3	
CP	WEQC	OS-PUR	AUD	11/05/2004	232538		702007	
CP	WEQC	OS-PUR	AUD	11/05/2004	217623		657395.21	
CP	WEQC	OS-PUR	AUD	12/05/2004	206679		626492.76	
CP	WEQC	OS-PUR	AUD	13/05/2004	137592		420343.56	
CP	WEQC	OS-PUR	AUD	14/05/2004	159214		487344.8	
CP	WEQC	OS-PUR	AUD	17/05/2004	33420		102296.68	
						226416		741898.59
CP	WEQI	OS-PUR	AUD	10/03/2003	1687698		4860570.24	
CP	WEQI	OS-SAL	AUD	04/04/2003	-150000		-442540.93	
CP	WEQI	OS-SAL	AUD	02/10/2003	-64000		-179200	
CP	WEQI	DIV	AUD	31/10/2003	0		0	
CP	WEQI	OS-SAL	AUD	18/11/2003	-34000		-96900	
CP	WEQI	DIV	AUD	03/02/2004	0		0	
CP	WEQI	OS-SAL	AUD	18/02/2004	-155700		-463945.92	
CP	WEQI	OS-SAL	AUD	18/02/2004	-33300		-99716.85	
CP	WEQI	OS-SAL	AUD	24/03/2004	-23500		-72765.4	
CP	WEQI	OS-SAL	AUD	24/03/2004	-72800		-224952	
CP	WEQI	CONVER	AUD	08/04/2004	100000		303000	
CP	WEQI	OS-PUR	AUD	21/04/2004	4100		12095	
CP	WEQI	OS-SAL	AUD	29/04/2004	-20000		-60800	
CP	WEQI	OS-SAL	AUD	29/04/2004	-120000		-363096	
CP	WEQI	DIV	AUD	04/05/2004	0		0	
CP	WEQI	OS-PUR	AUD	19/05/2004	46007		141241.49	
						1164505		3312989.6
CP	WEQL	OS-PUR	AUD	04/03/2003	436614		1226885.34	
CP	WEQL	OS-PUR	AUD	05/03/2003	27689		78866.03	
CP	WEQL	OS-SAL	AUD	14/03/2003	-84708		-239751.49	
CP	WEQL	OS-SAL	AUD	17/03/2003	-33734		-94617.12	
CP	WEQL	OS-PUR	AUD	25/03/2003	116379		349179.92	
CP	WEQL	OS-SAL	AUD	09/04/2003	-3576		-10726.2	
CP	WEQL	OS-SAL	AUD	09/04/2003	-1918		-5767.43	
CP	WEQL	DIV	AUD	05/05/2003	0		0	
CP	WEQL	OS-SAL	AUD	15/05/2003	-17394		-51911.61	
CP	WEQL	OS-SAL	AUD	29/05/2003	-19192		-58818.98	
CP	WEQL	OS-SAL	AUD	05/06/2003	-31413		-96890.09	

CP	WEQL	OS-SAL	AUD	10/06/2003	-22743		-67764.41	
CP	WEQL	OS-SAL	AUD	03/07/2003	-36105		-105767.89	
CP	WEQL	OS-SAL	AUD	04/07/2003	-44596		-130264.16	
CP	WEQL	OS-SAL	AUD	08/07/2003	-171710		-492716.48	
CP	WEQL	OS-SAL	AUD	09/07/2003	-43550		-125065.17	
CP	WEQL	OS-SAL	AUD	10/07/2003	-3869		-11256.95	
CP	WEQL	OS-SAL	AUD	11/07/2003	-50403		-146950.1	
CP	WEQL	OS-SAL	AUD	14/07/2003	-6671		-19822.89	
CP	WEQL	OS-SAL	AUD	23/07/2003	-70844		-209673.02	
CP	WEQL	OS-SAL	AUD	24/07/2003	-87729		-258501.5	
CP	WEQL	DIV	AUD	05/08/2003	0		0	
CP	WEQL	OS-SAL	AUD	06/08/2003	-25152		-72568.55	
CP	WEQL	OS-PUR	AUD	08/08/2003	5175		15009.41	
CP	WEQL	OS-SAL	AUD	12/08/2003	-235		-676.71	
CP	WEQL	OS-SAL	AUD	20/08/2003	-586838		-1681048.1	
CP	WEQL	OS-PUR	AUD	01/09/2003	64412		178246.83	
CP	WEQL	OS-PUR	AUD	02/09/2003	52960		145530.01	
CP	WEQL	OS-PUR	AUD	03/09/2003	4330		11950.22	
CP	WEQL	OS-PUR	AUD	03/09/2003	10790		29726.45	
CP	WEQL	OS-PUR	AUD	04/09/2003	11782		32971.96	
CP	WEQL	OS-PUR	AUD	05/09/2003	11310		31624.97	
CP	WEQL	OS-PUR	AUD	12/09/2003	86950		243303.72	
CP	WEQL	OS-PUR	AUD	15/09/2003	15426		42929.76	
CP	WEQL	DIV	AUD	31/10/2003	0		0	
CP	WEQL	OS-SAL	AUD	22/01/2004	-257960		-771309.33	
CP	WEQL	OS-PUR	AUD	28/04/2004	81302		249668.47	
CP	WEQL	OS-PUR	AUD	28/04/2004	39595		121129.02	
CP	WEQL	OS-PUR	AUD	29/04/2004	118599		359739.57	
CP	WEQL	OS-PUR	AUD	30/04/2004	190650		574824.61	
CP	WEQL	DIV	AUD	04/05/2004	0		0	
CP	WEQL	OS-PUR	AUD	05/05/2004	364539		1092052.65	
CP	WEQL	OS-PUR	AUD	06/05/2004	429182		1283550.64	
						467344		1415321.4
CP	WPRI	OS-PUR	AUD	17/03/2003	24100		68203	
CP	WPRI	OS-SAL	AUD	20/03/2003	-205200		-602669.63	
CP	WPRI	OS-SAL	AUD	21/03/2003	-50000		-146349.84	
CP	WPRI	OS-SAL	AUD	03/04/2003	-200000		-581403.45	
CP	WPRI	OS-SAL	AUD	11/04/2003	-30000		-90755.88	
CP	WPRI	DIV	AUD	05/05/2003	0		0	
CP	WPRI	OS-SAL	AUD	23/05/2003	-232300		-722453	
CP	WPRI	OS-PUR	AUD	04/06/2003	50000		156660.41	
CP	WPRI	OS-PUR	AUD	17/06/2003	204700		636617	
CP	WPRI	OS-SAL	AUD	24/06/2003	-488600		-1480458	
CP	WPRI	OS-SAL	AUD	02/07/2003	-140000		-404688.77	
CP	WPRI	OS-PUR	AUD	09/07/2003	100000		288500	
CP	WPRI	OS-SAL	AUD	22/07/2003	-80000		-238459.33	
CP	WPRI	DIV	AUD	05/08/2003	0		0	
CP	WPRI	OS-PUR	AUD	12/08/2003	392800		1135192	
CP	WPRI	OS-PUR	AUD	25/08/2003	40000		114917.67	
CP	WPRI	OS-SAL	AUD	03/09/2003	-421300		-1162788	
CP	WPRI	OS-PUR	AUD	08/10/2003	43000		122830.58	
CP	WPRI	OS-PUR	AUD	13/10/2003	54000		157663.24	
CP	WPRI	DIV	AUD	31/10/2003	0		0	
CP	WPRI	OS-PUR	AUD	18/11/2003	42100		120950.85	
CP	WPRI	OS-PUR	AUD	03/12/2003	39000		113606.33	
CP	WPRI	DIV	AUD	03/02/2004	0		0	
CP	WPRI	OS-PUR	AUD	18/02/2004	33300		99716.85	
CP	WPRI	OS-PUR	AUD	25/02/2004	67000		199864.65	
CP	WPRI	OS-PUR	AUD	27/02/2004	64000		191158.93	
CP	WPRI	OS-SAL	AUD	16/03/2004	-50000		-153342.66	
CP	WPRI	OS-SAL	AUD	17/03/2004	-50100		-156402.03	
CP	WPRI	OS-SAL	AUD	18/03/2004	-63400		-198035.93	
CP	WPRI	OS-SAL	AUD	19/03/2004	-50378		-154975	
CP	WPRI	OS-SAL	AUD	19/03/2004	-13022		-40131.7	
CP	WPRI	OS-PUR	AUD	24/03/2004	23500		72765.4	
CP	WPRI	CONVER	AUD	08/04/2004	245000		742350	
CP	WPRI	OS-SAL	AUD	08/04/2004	-213000		-623450.31	
CP	WPRI	OS-SAL	AUD	29/04/2004	-434600		-1307630.05	
CP	WPRI	DIV	AUD	04/05/2004	0		0	
CP	WPRI	OS-PUR	AUD	18/05/2004	24000		73440	

						-1275400		-3769556.7
CP	WPRS	OS-PUR	AUD	14/03/2003	570752		1615228.16	
CP	WPRS	OS-PUR	AUD	29/04/2003	104916		317895.48	
CP	WPRS	OS-PUR	AUD	29/04/2003	8990		27239.7	
CP	WPRS	OS-SAL	AUD	01/05/2003	-79235		-238130.66	
CP	WPRS	OS-SAL	AUD	01/05/2003	-580000		-1740000	
CP	WPRS	DIV	AUD	05/05/2003	0		0	
CP	WPRS	OS-SAL	AUD	28/05/2003	-430000		-1333187.8	
CP	WPRS	OS-SAL	AUD	28/05/2003	-4000000		-12270394.02	
CP	WPRS	OS-SAL	AUD	04/06/2003	-1000000		-3120375.25	
CP	WPRS	OS-SAL	AUD	17/06/2003	-1561400		-4835378.65	
CP	WPRS	OS-SAL	AUD	17/06/2003	-1000000		-3105421.38	
CP	WPRS	OS-SAL	AUD	17/06/2003	-200000		-622081.2	
CP	WPRS	OS-SAL	AUD	17/06/2003	-204700		-636617	
CP	WPRS	OS-SAL	AUD	17/06/2003	-200000		-620087.35	
CP	WPRS	OS-SAL	AUD	18/06/2003	-624		-1932.42	
CP	WPRS	OS-SAL	AUD	19/06/2003	-82663		-255992.63	
CP	WPRS	OS-SAL	AUD	20/06/2003	-8500		-26322.99	
CP	WPRS	OS-PUR	AUD	02/07/2003	650000		1883298.39	
CP	WPRS	OS-PUR	AUD	02/07/2003	600000		1734336.74	
CP	WPRS	OS-PUR	AUD	07/07/2003	1500000		4371711.19	
CP	WPRS	OS-PUR	AUD	08/07/2003	250000		712183.25	
CP	WPRS	OS-PUR	AUD	08/07/2003	2690945		7741092.05	
CP	WPRS	OS-PUR	AUD	08/07/2003	2985000		8678627.47	
CP	WPRS	OS-PUR	AUD	09/07/2003	361906		1041864.13	
CP	WPRS	DIV	AUD	05/08/2003	0		0	
CP	WPRS	OS-PUR	AUD	11/08/2003	3250000		9421381.94	
CP	WPRS	OS-PUR	AUD	11/08/2003	850000		2461535.82	
CP	WPRS	OS-PUR	AUD	12/08/2003	500000		1449443.37	
CP	WPRS	OS-PUR	AUD	03/09/2003	500000		1374212.75	
CP	WPRS	OS-PUR	AUD	03/09/2003	250000		687106.37	
CP	WPRS	OS-SAL	AUD	27/10/2003	-1027000		-2998840	
CP	WPRS	OS-PUR	AUD	29/10/2003	900000		2563859.7	
CP	WPRS	OS-PUR	AUD	30/10/2003	1000000		2848733	
CP	WPRS	DIV	AUD	31/10/2003	0		0	
CP	WPRS	OS-PUR	AUD	31/10/2003	1000000		2793563.87	
CP	WPRS	OS-PUR	AUD	03/11/2003	1000000		2788548.5	
CP	WPRS	OS-PUR	AUD	03/11/2003	70000		195198.39	
CP	WPRS	OS-PUR	AUD	05/11/2003	300000		839573.77	
CP	WPRS	OS-PUR	AUD	10/11/2003	4843355		13720179.08	
CP	WPRS	OS-PUR	AUD	11/11/2003	390000		1091445.91	
CP	WPRS	OS-PUR	AUD	12/11/2003	1000000		2768487	
CP	WPRS	OS-PUR	AUD	12/11/2003	1000000		2778517.75	
CP	WPRS	OS-PUR	AUD	12/11/2003	949000		2636813.34	
CP	WPRS	OS-PUR	AUD	13/11/2003	500000		1399289.62	
CP	WPRS	OS-SAL	AUD	11/12/2003	-1000000		-2891082.5	
CP	WPRS	DIV	AUD	03/02/2004	0		0	
CP	WPRS	OS-SAL	AUD	29/03/2004	-750000		-2317850.63	
CP	WPRS	CONVER	AUD	08/04/2004	3000000		9090000	
CP	WPRS	DIV	AUD	04/05/2004	0		0	
CP	WPRS	OS-SAL	AUD	13/05/2004	-2200000		-6721000	
CP	WPRS	OS-SAL	AUD	18/05/2004	-1159000		-3546540	
						15,541,742		41,750,132
TOTAL						**20,099,973**		**55,115,519**
MD	452GRS	OS-PUR	AUD	27/04/2004	40000		124381.3	
MD	452GRS	OS-SAL	AUD	03/05/2004	-6500		-19617.6	
MD	452GRS	DIV	AUD	04/05/2004	0		0	
MD	452GRS	OS-SAL	AUD	10/05/2004	-2400		-7106.09	
						31,100		97,658
TOTAL						**31,100**		**97,658**
	AIL*344612	TAKEON BAL	AUD	20/04/2004	3883	-		
	AIL*354355	TAKEON BAL	AUD	20/04/2004	5437	-		
	AIL*6702388	TAKEON BAL	AUD	20/04/2004	14150	-		

						23,470		0
TOTAL						**23,470**		**0**
	OSFT	TAKEON BAL	AUD	20/04/2004	1285428	-		
	OSFT	OS-SAL	AUD	29/04/2004	-174956		-509858	
	OSFT	OS-SAL	AUD	06/05/2004	-22281		-64931.45	
	OSFT	OS-SAL	AUD	07/05/2004	-92828		-270520	
	OSFT	OS-SAL	AUD	12/05/2004	-19912		-58027.69	
						975,451		-903,337
TOTAL						**975,451**		**-903,337**
	CSTL	OS-PUR	AUD	21/01/2004	155305		467468.05	
	CSTL	OS-SAL	AUD	26/02/2004	-2000		-6000	
	CSTL	OS-SAL	AUD	02/03/2004	-1923		-5788	
	CSTL	OS-SAL	AUD	03/03/2004	-1937		-5888.48	
	CSTL	OS-SAL	AUD	15/03/2004	-76801		-235011.06	
	CSTL	OS-SAL	AUD	18/03/2004	-55035		-172182.03	
						17,609		42,598
TOTAL						**17,609**		**42,598**
CANCER	GPT	OS-SAL	AUD	21/03/2003	-5,368		14,965	
CANCER	GPT	OS-PUR	AUD	01/04/2003	1,789		5,279	
CANCER	GPT	OS-PUR	AUD	09/04/2003	2,121		6,378	
CANCER	GPT	OS-SAL	AUD	29/04/2003	-14,631		41,545	
CONSER	GPT	OS-PUR	AUD	24/03/2003	2,000		5,961	
CONSER	GPT	OS-SAL	AUD	27/03/2003	-10,480		28,612	
CSF	GPT	OS-SAL	AUD	06/03/2003	-6,650		18,569	
GITAEI	GPT	OS-PUR	AUD	28/02/2003	3,000		8,307	
GITAEI	GPT	OS-SAL	AUD	11/03/2003	-36,397		101,783	
GITALP	GPT	OS-SAL	AUD	17/03/2003	-594,852		1,631,380	
JACKSO	GPT	OS-SAL	AUD	06/03/2003	-3,582		10,004	
LTAE1	GPT	OS-PUR	AUD	04/03/2003	54,500		154,235	
LTAE1	GPT	OS-SAL	AUD	10/03/2003	-1,687,698		4,568,303	
LTAE2	GPT	OS-SAL	AUD	04/03/2003	-436,614		1,245,300	
MARBE	GPT	OS-SAL	AUD	21/03/2003	-6,956		19,419	
MARBE	GPT	OS-PUR	AUD	01/04/2003	3,111		9,179	
MARBE	GPT	OS-PUR	AUD	09/04/2003	3,057		9,192	
MARBE	GPT	OS-SAL	AUD	12/05/2003	-24,026		68,225	
SGOB	GPT	OS-PUR	AUD	24/03/2003	1,800		5,365	
SGOB	GPT	OS-SAL	AUD	30/04/2003	-8,990		24,396	
SGOM	GPT	OS-PUR	AUD	24/03/2003	19,000		56,632	
SGOM	GPT	OS-SAL	AUD	30/04/2003	-104,916		288,259	
WEBER	GPT	OS-SAL	AUD	21/03/2003	-1,590		4,434	
WEBER	GPT	OS-PUR	AUD	01/04/2003	1,234		3,641	
WEBER	GPT	OS-PUR	AUD	09/04/2003	1,255		3,774	
WEBER	GPT	OS-SAL	AUD	12/05/2003	-9,913		28,119	
WOOD	GPT	OS-SAL	AUD	21/03/2003	-4,346		12,130	
WOOD	GPT	OS-PUR	AUD	01/04/2003	1,947		5,745	
WOOD	GPT	OS-PUR	AUD	09/04/2003	1,933		5,813	
WOOD	GPT	OS-SAL	AUD	15/05/2003	-15,275		43,361	
OSF	GPT	OS-PUR	AUD	10/03/2003	33,052		95,863	
OSF	GPT	OS-PUR	AUD	17/03/2003	33,734		94,617	
OSF	GPT	OS-PUR	AUD	25/03/2003	281,631		845,861	
OSF	GPT	OS-SAL	AUD	09/04/2003	-39,077		71,552	
OSF	GPT	OS-SAL	AUD	14/04/2003	-3,927,454		11,045,833	
MAC001	GPT	OS-SAL	AUD	26/05/2003	-394070		1095342.54	
						-6,887,721		21,677,373
TOTAL						**-6,887,721**		**21,677,373**
GRAND TOTAL						**20,363,323**		**93,575,752**

ASX Company Announcement

Date:	Mon May 24 18:00:29 2004
Document Image #:	00437041
Announcement Type:	Takeover – Other
ASX Description:	GST Effect of Lend Lease/GPT Merger Proposal on GLT Split Trust GPT GST's: Effect of LLC/GPT Merger Proposal on GLT Split Trust LLC GST's: Effect of LLC/GPT Merger Proposal on GLT Split Trust

Connect 4 Summary:

Company Summary:

GPT
SPLIT TRUST

GPT Split Trust
Stock Exchange Announcement &
Media Release

EFFECT OF LEND LEASE/GPT MERGER PROPOSAL ON GPT SPLIT TRUST

24 May 2004

Lend Lease Corporation ("Lend Lease") announced today a merger proposal between Lend Lease and GPT.

Lend Lease's merger proposal in relation to GPT does not involve a merger with GPT Split Trust. The interest of GPT Split Trust in the proposal is as a unitholder in GPT.

GPT Split Trust will await the GPT response to the merger proposal and will then provide advice to GPT Split Trust unitholders.

The Board will implement appropriate procedures to evaluate the proposal, at the relevant time.

The trading halt will be lifted prior to commencement of trading on Tuesday 25 May 2004.

ENDS

ASX Company Announcement

Date:	Mon May 24 17:58:37 2004
Document Image #:	00437040
Announcement Type:	Takeover – Other
ASX Description:	GPT Response to Lend Lease Corporation Merger Proposal LLC GPT's:Response to Lend Lease Corporation Merger Proposal GST GPT's:Response to Lend Lease Corporation Merger Proposal

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement & Media Release

GPT RESPONSE TO LEND LEASE CORPORATION MERGER PROPOSAL

24 May 2004

The Board of GPT has received a proposal from Lend Lease Corporation ("Lend Lease") to merge the two groups. The Board considers that the proposal warrants detailed investigation.

Richard Longes (Chairman), Ross Taylor and Brian Norris are all non independent directors of GPT. They have declared their position and stood aside from any GPT Board consideration of this proposal.

For the purposes of evaluating the proposal on behalf of GPT unitholders, the Board of GPT will comprise the independent directors: Peter Joseph (Chairman), Malcolm Latham, Ken Moss and Elizabeth Nosworthy. The independent directors and the GPT management team have not participated in formulating the merger proposal to date.

The Board is conscious of the importance of ensuring the independence and integrity of the process by which it reviews and makes recommendations to GPT unitholders on the proposal. The Board has engaged Blake Dawson Waldron to provide it with advice regarding the governance processes required to ensure an independent evaluation of the proposal. The attachment to this announcement sets out in more detail the governance protocols established by the Board.

Macquarie Bank have been appointed as financial advisers to GPT and Allens Arthur Robinson have been appointed as legal advisers.

All unitholders will be informed of further developments as they arise. If the proposal proceeds to implementation, a detailed Information Memorandum will need to be prepared and dispatched to unitholders for their consideration at a special general meeting of unitholders. This is not likely to occur for a number of weeks.

Pending detailed consideration of the proposal, the Board advises unitholders to do nothing at this stage.

The trading halt will be lifted prior to commencement of trading on Tuesday 25 May 2004.

ENDS

Enquiries

For further information please contact:

Nic Lyons
Chief Executive Officer
General Property Trust
(02) 9237 5816

Graeme Canning/Martin Debelle
Cannings
(02) 9252 0622

ATTACHMENT

Governance Protocols for Evaluation of Lend Lease/GPT Merger Proposal

The GPT Board

Richard Longes (Chairman), Ross Taylor and Brian Norris are all non independent directors of GPT. They have declared their position and stood aside from any Board considerations of the merger proposal.

Peter Joseph has been elected chairman of the GPT Board for the purpose of evaluating the proposal and making recommendations to GPT unitholders. The independent directors comprise:

Peter Joseph (Chairman)
Malcolm Latham
Ken Moss
Elizabeth Nosworthy

Management

Nic Lyons (CEO) will focus on working with the Board to evaluate the proposal, assisted by the following designated members of the GPT management team:

Michael O'Brien (Fund Manager)
Kieran Pryke (Chief Financial Officer)
Donna Byrne (Investor Relations Manager)
Michael Neilson (Legal Counsel & Company Secretary)

They will report to the independent directors during this process.

Michael O'Brien will focus on operational responsibility for GPT during this process, working with GPT's Portfolio Managers who remain wholly committed to delivering performance from the Trust's assets.

Advisers

The Board has appointed the following advisers to assist its evaluation of the proposal:

Financial Adviser:	Macquarie Bank
Legal Adviser:	Allens Arthur Robinson
Specialist Governance Advice:	Blake Dawson Waldron
Accounting Adviser:	PricewaterhouseCoopers
Communications:	Cannings

EXHIBIT A

Information and documents made public, distributed to Unitholders or filed with the ASX or the ASIC since July 1, 2003

Date	Document	Tab
September 1, 2004	Interim Financial Report for General Property Trust and its Controlled Entities as of June 30, 2004	1
August 26, 2004	Merger Implementation Agreement Signed for Merged Lend Lease Group	2
August 23, 2004	General Property Trust and GPT Split Trust Mid-Year Report 2004	3
August 17, 2004	New Executive Management Structure to Drive Growth Strategy: Agreed with GPT Independent Directors	4
August 17, 2004	Senior Management Structure Announced for Merged Lend Lease Group	5
August 13, 2004	Notice of Ceasing to be a Substantial Holder by Deutsche Bank AG	6
August 9, 2004	Notice of Initial Substantial Holder by Deutsche Bank Group	7
August 6, 2004	GPT Independent Directors Recommend Merger with Lend Lease	8
August 6, 2004	GPT Agrees Merger Terms with Lend Lease	9
August 6, 2004	GPT Agrees Merger Terms with Lend Lease	10
August 6, 2004	General Property Trust and GPT Split Trust Trading Halt	11
July 29, 2004	GPT 2004 Mid Year Results: Quality Portfolio Delivers Solid Growth	12
July 29, 2004	General Property Trust Half Year Results Presentation Correction	13
July 29, 2004	GPT Half Year Results Presentation	14
July 29, 2004	GPT Half Yearly Report/Half Year Accounts	15
July 27, 2004	General Property Trust Trading Halt	16
July 27, 2004	GPT Unable to Agree Merger Terms with Lend Lease	17
July 7, 2004	P&O Sells Australian Resorts Business	18
July 7, 2004	GPT Expands Hotel/Tourism Portfolio with the Acquisition of P&O Australian Resorts	19

Date	Document	Tab
July 5, 2004	Letter to Unitholders regarding proposal by Lend Lease Corporation to merge Lend Lease Corporation with GPT	20
June 25, 2004	GPT Announces New Company Secretary	21
May 31, 2004	GPT Further Expands Homebush Bay Presence	22
May 25, 2004	Notice of Change in Interests of Substantial Holder by Commonwealth Bank of Australia	23
May 24, 2004	Effect of Lend Lease/GPT Merger Proposal on GPT Split Trust	24
May 24, 2004	GPT Response to Lend Lease Corporation Merger Proposal	25
May 20, 2004	General Property Trust Trading Halt	26
May 5, 2004	Notice of Initial Substantial Holder by AMP Limited	27
May 4, 2004	GPT March Quarterly Update	28
May 3, 2004	Initial Director's Interest Notice	29
April 29, 2004	GPT AGM Presentation	30
April 29, 2004	CEO and Fund Manager's Report by Nic Lyons and Michael O'Brien to Meeting of Unitholders	31
April 29, 2004	Chairman's Address by Richard Longes to Meeting of Unitholders	32
April 29, 2004	Results of Vote at GPT AGM	33
April 29, 2004	GPT Stock Exchange Announcement for the quarter ended March 31, 2004: March Quarter Distribution	34
April 28, 2004	Appointment of Ross Taylor to GPT Board	35
April 21, 2004	Notice of Change in Interests of Substantial Holder by National Australia Bank Limited Group	36
April 15, 2004	Notice of Ceasing to be a Substantial Holder by AMP Limited	37
April 13, 2004	Notice of Ceasing to be a Substantial Holder by Westpac Banking Corporation	38
April 13, 2004	GPT Office Portfolio Leasing Update	39
April 2, 2004	GPT Notification of Placement under ASIC Class Order 02/1180	40
April 2, 2004	GPT Appendix 3B announcement of new issue (to fund development pipeline), application for quotation of additional securities and agreement	41
April 2, 2004	GPT Completes Successful Placement	42

Date	Document	Tab
April 1, 2004	GPT to Acquire Premium Sydney Office Asset	43
April 1, 2004	GPT Presentation	44
April 1, 2004	GPT to Acquire Premium Sydney Office Asset	45
April 1, 2004	Audit Report on Compliance Plan	46
March 29, 2004	Notice of Meeting of Unitholders of General Property Trust	47
March 29, 2004	General Property Trust and GPT Split Trust Annual Report 2003	48
March 29, 2004	GPT and GPT Split Trust Change of Address	49
March 18, 2004	GPT Strengthens Homemaker Portfolio	50
March 12, 2004	Notice of Initial Substantial Holder by AMP Limited	51
February 4, 2004	GPT Change of Director's Interest Notice	52
February 2, 2004	Notice of Ceasing to be a Substantial Holder by AMP Limited	53
January 29, 2004	GPT Annual Results Presentation	54
January 29, 2004	GPT 2003 Annual Results: Quality Portfolio Delivers Solid Growth	55
January 29, 2004	GPT Full Year Accounts	56
January 29, 2004	GPT Full Year Results	57
January 29, 2004	GPT Preliminary Final Report	58
January 12, 2004	GPT Adds to Industrial/Business Park Portfolio with Homebush Bay Acquisition	59
January 12, 2004	GPT Adds to Industrial/Business Park Portfolio with Homebush Bay Acquisition	60
December 19, 2003	Resignation of Director	61
December 18, 2003	Correction to announcement regarding Macarthur Square Shopping Centre	62
December 18, 2003	General Property Trust Receives Council Approval for Macarthur Square Development Application	63
December 9, 2003	General Property Trust to acquire interest in Governor Phillip & Governor Macquarie Towers, Sydney	64
November 6, 2003	GPT September Quarterly Update	65
November 5, 2003	GPT Increases its STN/MTN Programme Limit	66
November 5, 2003	Increased Offer by 21st Century for Hamilton Island Limited	67

Date	Document	Tab
November 3, 2003	New and increased Takeover Offer by 21st Century; GPT announces it will not increase its offer; Hamilton Island Board recommends acceptance of 21st Century Offer in the absence of a superior offer	68
November 3, 2003	Voyages' Response to Increased Offer by 21st Century for Hamilton Island Limited	69
October 31, 2003	GPT Invests in Second Masterplanned Urban Community Development	70
October 31, 2003	Lend Lease and General Property Trust Join Forces to Redevelop Twin Waters Resort on Queensland's Sunshine Coast	71
October 29, 2003	GPT Stock Exchange Announcement for the quarter ended 30 September 2003: September Quarter Distribution	72
October 24, 2003	Fire at Longitude 131°	73
October 24, 2003	Takeover Offer by 21st Century for Hamilton Island Limited	74
October 24, 2003	Response to Revised 21st Century Offer for Hamilton Island Limited	75
October 22, 2003	Bidder's Statement: Offer by Voyages Hotels & Resorts Pty Limited to acquire all your ordinary shares in Hamilton Island Limited	76
October 22, 2003	Bidder's Statement: Offer by Voyages Hotels & Resorts Pty Limited to acquire all your ordinary shares in Hamilton Island Limited	77
October 22, 2003	Unconditional Cash Takeover Offer by Voyages for Hamilton Island Limited at $3.13 per share	78
October 22, 2003	Unconditional Cash Takeover Offer by Voyages for Hamilton Island Limited at $3.13 per share	79
October 6, 2003	GPT Half Yearly Report	80
October 3, 2003	Lend Lease and General Property Trust Appointed to Deliver New Regional Centre in Rouse Hill	81
October 3, 2003	GPT/Lend Lease Joint Venture Confirmed as Developer of Rouse Hill Regional Centre	82
September 25, 2003	GPT Response to Media Speculation	83
September 1, 2003	Implementation Agreement with 21st Century Resorts and Result of Voyages/GPT Scheme Meeting Held Today	84

Date	Document	Tab
September 1, 2003	Hamilton Island Scheme of Arrangement	85
August 27, 2003	General Property Trust and GPT Split Trust Mid-Year Report 2003	86
August 21, 2003	Notice of Initial Substantial Holder by Barclays Global Investors Australia Limited	87
August 21, 2003	GPT Expands & Diversifies Industrial/Business Park Portfolio	88
August 19, 2003	GPT Completes $452 Million Note Issue	89
August 13, 2003	GSTIN & GSTCP: Cancellation of units	90
August 6, 2003	GPT Expands Homemaker Centre Presence in Melbourne	91
July 30, 2003	GPT Half Year Results Presentation	92
July 30, 2003	GPT Half Year Accounts	93
July 30, 2003	GPT 2003 Half Year Results: GPT Announces Increased Distributions and Earnings	94
July 30, 2003	GPT Half Year Results	95
July 30, 2003	GPT Half Yearly Report	96
July 17, 2003	GPT Announces Further Industrial & Business Park Activity	97
July 9, 2003	Replacement General Property Trust Compliance Plan	98

ASX Company Announcement

Date:	Thu May 20 19:58:21 2004
Document Image #:	00436565
Announcement Type:	Trading Halt
ASX Description:	GPT Trading Halt

Connect 4 Summary:

Company Summary:

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

20 May 2004

General Property Trust

TRADING HALT

The securities of General Property Trust (the "Trust") will be placed in pre-open at the request of the Trust, pending the release of an announcement by the Trust. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Tuesday, 25 May 2004 or when the announcement is released to the market.

Security Code: GPT

Richard Hajzuk
Companies Advisor

GPT
GENERAL PROPERTY TRUST

20 May 2004

GPT Management Limited
ABN 04 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 085
Facsimile
02 9236 6020

GPT@lendlease.com.au

www.gpt.com.au

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

Attention: Richard Hajzuk
Facsimile: 9241 7620

Dear Sir

General Property Trust (ASX: GPT) – Request for Trading Halt

We confirm our request that a trading halt in securities of GPT be granted by ASX following the initiation today by Lend Lease Corporation Limited (ASX:LLC) of discussions with GPT concerning the future relationship between the two groups.

The trading halt is necessary as announcements are expected to be made before market opening on Tuesday 25 May 2004.

We request that the trading halt last until General Property Trust confirms that all announcements have been made, which it expects to do prior to market opening on Tuesday 25 May 2004.

We are not aware of any reason why the trading halt should not be granted.

Yours faithfully
GPT MANAGEMENT LIMITED

Michael Neilson
Legal Counsel & Company Secretary

ASX Company Announcement

Date:	Wed May 5 10:26:45 2004
Document Image #:	00433496
Announcement Type:	Becoming a substantial shareholder
ASX Description:	GPT Becoming a substantial holder from AMP AMP Becoming a substantial holder for GPT

Connect 4 Summary:

Company Summary:

BNP PARIBAS
SECURITIES SERVICES

Date: 05-May-04

The Manager
Listings Department
Australian Stock Exchange Limited

Facsimile: 1900 999 279
No. of Pages (incl.): 3

NOTICE OF INITIAL SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited discloses a substantial holding ir General Property Trust.

The enclosed ASIC Form 603 discloses all required details.

Yours faithfully,

Head of Custody
BNP Paribas Securities Services

COGENT INVESTMENT OPERATIONS PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 655 674

Form 603
Corporations Law
Section 671B
Notice of Initial Substantial Holder

To: **General Property Trust**

ACN/ARSN: 090 100 357

1. Details of substantial holder

Name: AMP Limited (ACN 079 354 519) and its related bodies corporate.

The holder became a substantial holder on 03-May-2004

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	*Number of Securities*	*Persons' votes*	*Voting power*
Fully Paid Units	101,672,171	101,672,171	5.04%

3. Details of relevant interests

The nature of relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	*Nature of relevant interests*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited ("AMP Life")	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name. AMP Life is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Units: 41,722,327	41,722,327
AMP Capital Investors Limited ('AMP Capital')	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name in Paragraph 4, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Units: 59,949,844	59,949,844
		Total:	101,672,171

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	Fully Paid Units: 41,722,327	41,722,327
Henderson Global Investors Limited	National Custodian Services Limited	MN Services Asian Real Estate Portfolio	Fully Paid Units: 1,328,291	1,328,291
AMP Capital Investors Limited	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	Fully Paid Units: 41,434,347	41,434,347
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited	Fully Paid Units: 11,762,539	11,762,539
	Cogent Investment Operations Pty Limited <Non Resident A/c>	Cogent Investment Operations Pty Limited <Non Resident A/c>	Fully Paid Units: 179,964	179,964
	Citicorp Nominees Pty Limited	Stichting Pensionfonds Hoogovens	Fully Paid Units: 64,843	64,843
	Goldman Sachs	AMP Capital Australian Equity Market Neutral Fund	Fully Paid Units: 178,537	178,537
	JP Morgan Nominees Australia Limited	Stichting Pensionfonds ABP	Fully Paid Units: 685,828	685,828
	JP Morgan Nominees Australia Limited	QLD Local Government Superannuation Board	Fully Paid Units: 132,601	132,601
	National Nominees Pty Limited	Government Employees Superannuation Board	Fully Paid Units: 252,747	252,747
	National Nominees Pty Limited	Sun Superannuation Fund	Fully Paid Units: 600,320	600,320
	National Nominees Pty Limited	Telstra Listed Property Trust	Fully Paid Units: 3,329,827	3,329,827
			Total:	101,672,171

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	*Date of acquisition*	*Consideration*	*Class and number of securities*
Cogent Nominees Pty Limited	7-Jan-2004 to 3-May-2004	$4,042,094.59	Ordinary Shares 1,340,343
Cogent Nominees Pty Limited <SMP Accounts>	7-Jan-2004 to 3-May-2004	$7,915,745.77	Ordinary Shares 2,612,067
Government Employees Superannuation Board	03-May-04	$768,583.80	Ordinary Shares 252,747
MN Services Asian Real Estate Portfolio	02-Apr-04	$752,321.73	Ordinary Shares 248,291
Queensland Local Government Superannuation Board	03-May-04	$403,231.87	Ordinary Shares 132,601
Stichting Pensioenfolds - ABP	03-May-04	$590,306.35	Ordinary Shares 194,139
Stichting Pensioenfolds Hoogovens	03-May-04	$158,158.76	Ordinary Shares 52,015
Sun Superannuation Fund	7-Jan-2004 to 2-Apr-2004	$109,833.51	Ordinary Shares 36,500
Telstra Listed Property Trust	7-Jan-2004 to 2-Apr-2004	$614,114.06	Ordinary Shares 204,086

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	*Nature of association*
AMP Life Limited (ACN 079 300 379)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.
AMP Capital Investors Limited (ACN 001 777 591)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.

7. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Financial Services Holdings Limited	33 Alfred Street, Sydney NSW 2000
AMP Life Limited	50 Bridge Street, Sydney NSW 2000
AMP Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 20, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors (NZ) Limited	City Tower, 95 Custom House Quay, Wellington, N.Z.
Asgard Capital Management Limited	PO Box 7817, Cloisters Square WA 6850
BT Australian Equity Fund	Locked Bag 7, Royal Exchange, Sydney NSW 1225
Citicorp Nominees Pty Limited	101 Collins Street, Melbourne VIC 3000
Cogent Investment Operations Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Commonwealth Bank Superannuation Plan	Level 11, 175 Pitt Street, Sydney NSW 2000
Commonwealth Custodial Services Limited	308 - 315 George Street, Sydney NSW 2000
Dynamic Australia Fund	16 Boulevard Royal, PO Box 14, L-2010, Luxembourg
Equipsuper	171 Flinders Street, Melbourne VIC 3000
Goldman Sachs Asia LLC	68th Floor, 2 Queens Road, Central Hong Kong
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
Health Superannuation Pty Limited	697 Burke Road, Camberwell VIC 3124
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
Local Authorities Superannuation Board	468 St. Kilda Road, Melbourne VIC 3000
MN Services Asian Real Estate	c/- 271 Collins Street, Melbourne VIC 3000
National Custodian Services Limited	271 Collins Street, Melbourne VIC 3000
New Zealand Central Securities Depository Limited	PO Box 2099, Wellington, New Zealand
Nikko AMP Global REIT Fund	1-1-3 Yurakucho Chiyoda-ku, Tokyo 100-0006 Japan
Permanent Trustee Australia Limited	35 Clarence Street, Sydney NSW 2000
QLD Local Government Superannuation Board	Of GPO Box 264, Brisbane QLD 4001
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds Hoogovens	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Sun Superannuation Fund	271 Collins Street, Melbourne 3000
Unisuper Limited	Level 28, 367 Collins Street, Melbourne 3000
Westpac Custodian Nominees Limited	50 Pitt Street, Sydney, NSW, 2000
Telstra Listed Property Trust	Level 3, 215 Spring Street, Melbourne 3000
United SMF Sector Leaders Australian Equity Fund	Level 3, 30 Collins Street Melbourne, Victoria 3000

Authorised signatory: [signature] Date: 5/5/04

This Initial Substantial Holder Notice (ASIC Form 603) comprises 2 page/s in total.

ASX Company Announcement

Date:	Tue May 4 15:18:58 2004
Document Image #:	00433336
Announcement Type:	Periodic Reports – Other
ASX Description:	GPT March Quarterly Update

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement

GPT MARCH QUARTERLY UPDATE

4 May 2004

GPT Management Limited provides a quarterly update for the March and September quarters to supplement the Mid-year and Annual Results disclosures. The following information provides investors with an update on the activities of the Trust for the March 2004 quarter.

SUMMARY

GPT remains on track to deliver on the Trust's targeted growth for 2004. Each of the property portfolios is well positioned to ensure growth is maximised over the longer term.

A distribution of 5.4 cents per unit for the March 2004 quarter was announced on 29 April.

Highlights during the quarter included:

- The acquisition of the third stage of the Darling Park Complex in Sydney.
- Completion of a successful placement of 67 million new GPT ordinary units which raised $203 million at a price of $3.03.
- The acquisitions of 8 Herb Elliot Drive at Homebush Bay and the next stage of the Homemaker City centre at Fortitude Valley in Queensland.
- In the Office Portfolio, significant progress on leasing across a range of assets, with leases signed or terms agreed for close to 70,000 sqm.
- Approval of the Masterplan Development Application (DA) for the $1 billion Rouse Hill Regional Centre.
- Further progress on a range of developments across the Retail, Industrial, Office and Masterplanned Urban Communities Portfolios.

In the Retail Portfolio, productivity remains high, with specialty sales for the 12 months to 31 March of $8,461 per square metre across the Portfolio (and $8,885 per square metre for regionals). Reasonable specialty occupancy costs, at 14.4%, provide a platform for continued rental growth. Leasing on the major redevelopment of Melbourne Central continues to progress well and work continues on finalising plans for Macarthur Square, Penrith Plaza and the Town Centre of the Rouse Hill Regional Centre.

As a result of strong leasing results over the first quarter, the Office Portfolio has reduced expiry risk in the short to medium term and has extended the average lease term across the Portfolio. Construction on Darling Park 3, which was acquired in April 2004, is now underway and will contribute to income from mid 2006.

At Australia Square, the refurbishment of the public areas will be complete in May 2004 and almost 7,000 sqm of the ex-Lend Lease space has now been leased. At Victoria Harbour in Melbourne the first National building of 34,700 sqm is now occupied and the second building is on track for completion in mid 2004.

The outlook for the Hotel & Tourism Portfolio is improving, with progressive recovery in inbound visitation. Four Points has continued to trade strongly, following solid results last year. Trading at Ayers Rock Resort remains steady and is expected to improve as the year progresses. The rebuilding of Longitude 131° is progressing well and the luxury tented facility is due to be re-opened in July 2004. Both replacement costs and loss of profits are covered under GPT's insurance arrangements.

The Industrial & Business Park Portfolio retains its strong fundamentals, with an average lease term of 5.8 years and limited vacancy (5.5%) across the Portfolio. The expansion of GPT's presence in the Homebush Bay precinct with the purchase of 8 Herb Elliot Drive in January, has increased the Portfolio's value to $300 million.

In the Masterplanned Urban Communities Portfolio the masterplan DA for the $1 billion Rouse Hill Regional Centre has been approved by Baulkham Hills Shire Council and at Twin Waters in Queensland an application for the first stage of the development has been submitted to Council for approval.

Following a successful capital raising on 1 April 2004, GPT's gearing at 31 March 2004 (and adjusted for the repayment of debt following the placement) was 26.3% of gross assets, below the sector average of close to 36% and within the Trust's 20-30% policy guideline. The Trust's average duration of borrowings is 3.8 years and the average cost of debt is 6.01%.

Retail Portfolio

Sales Performance Update

The Retail Portfolio's sales performance continues to be positive, with total centre sales up 3.9% and specialty sales up 4.1% in the year to March 2004. Across GPT's shopping centres, occupancy costs remain reasonable and, importantly, vacancies and arrears are very low.

Total centre sales growth per square metre for the 12 months to 31 March 2004 was up 2.5% (up 1.7% for the 12 months to December 2003).

Total specialty sales growth per square metre for the 12 months to 31 March 2004 was up 2.2% (up 1.3% for the 12 months to December 2003).

The specialty occupancy cost for the Retail Portfolio was 14.4% at 31 March 2004. This compares favourably with the JHD regional retail average (2002/2003) of 15.3%.

Note: The above sales figures are exclusive of Floreat Forum, Forestway, Erina Fair and Melbourne Central, which are currently impacted by development.

Within the major retailers, the Department Stores are showing the strongest performance, with MAT per square metre up 3.9%. Discount Department Stores have also shown growth over the last 12 months, up 2.3%.

The strongest performing specialty commodity groups include entertainment, newsagency/books, household equipment and jewellery. The weaker commodity groups include pharmacy/cosmetics, mini-majors, discount variety and shoes/bags/accessories.

Retail Portfolio Moving Annual Turnover per square metre
as at 31 March 2004
(GST Inclusive)

	Moving Annual Turnover				Occupancy Costs (%)	
CENTRE NAME	**Centre ($)^ PSM**	**Total Centre Growth (%)**	**Specialty ($) PSM**	**Specialty Growth (%)**	**Centre (%)**	**Specialty (%)**
Carlingford Court	5,302	(0.9)	7,558	0.9	8.9	14.7
Casuarina Square *	6,166	2.1	7,900	5.7	9.4	13.9
Charlestown Square *	6,329	3.8	9,769	1.9	9.4	15.0
Chirnside Park	6,748	3.5	7,879	3.3	6.0	12.9
Dandenong Plaza	3,865	(1.2)	5,996	(0.3)	10.3	16.0
Macarthur Square	5,886	3.1	9,024	2.6	8.7	14.1
Parkmore	5,435	2.2	5,751	2.5	6.8	14.2
Penrith Plaza *	6,914	4.1	11,031	2.1	9.4	14.5
Sunshine Plaza *	6,823	3.4	9,026	2.6	8.9	14.7
Woden Plaza	6,687	(0.1)	8,593	0.3	8.3	14.2
Wollongong Central	5,363	3.4	7,966	(1.2)	9.7	13.9
Total Portfolio	**6,004**	**2.5**	**8,461**	**2.2%**	**8.8**	**14.4**

Centres Under Development#						
Forestway	9,575	1.7	7,854	1.0	7.2	12.3
Floreat Forum	6,070	(6.6)	4,947	(17.0)	8.2	15.1
Melbourne Central Retail	5,385	15.0	5,503	(23.1)	18.2	19.0
Erina Fair	6,138	(1.0)	7,880	(22.5)	8.7	16.7

* Casuarina does not include Monterey House; Charlestown does not include Charlestown Convenience Centre or Pacific Highway; Sunshine includes Plaza Parade but does not include Maroochydore Superstore or Horton Parade; Penrith does not include Red Cow Land, Riley Square, Borec House or High Street.
^ Total Centre Sales include Commercial Sales that largely comprise Travel and Mobile Phones and does not include Entertainment.
# Centres under development are shown for information only. Until centres have traded for a full 12 month period post development these figures do not accurately reflect underlying performance.

Retail Development Update

Melbourne Central – The $245 million refurbishment and repositioning of Melbourne Central is progressing well with 90% of leasing (by base rent) now committed. With Stages 1 and 2 having opened late 2003, the remaining stages will open progressively throughout 2004.

Macarthur Square – A DA for the $80 million (GPT 50% share) expansion of Macarthur Square was approved by Campbelltown City Council in December 2003. The project is expected to commence in mid 2004 and is programmed for completion late 2005.

Penrith Plaza – A DA was lodged in October 2003 for the $130 million expansion of Penrith Plaza. Construction is expected to commence in late 2004 and the project is programmed for completion mid 2006.

Rouse Hill – In March 2004, the masterplan DA for the $1 billion Rouse Hill Regional Centre in Sydney's north-west was approved by Baulkham Hills Shire Council. The Town Centre, which forms part of the development is one of the last major greenfield regional retail opportunities within the Sydney metropolitan area. Construction is expected to commence in early 2005 and is programmed for completion late 2006.

Homemaker Portfolio

GPT's Homemaker City Portfolio has continued to perform well, with high occupancy and continued rental growth. Occupancy across the 200,000 sqm portfolio remains high (at 99%) and rents have continued to show strong growth, with an average increase of 7.1% at review opportunity during the first quarter of 2004.

In March 2004, GPT announced the acquisition of a land parcel on which Stage 2 of the highly successful Homemaker City centre in Fortitude Valley, Brisbane will be developed. The development of the second stage of the Centre will increase the size of the Centre's homemaker offer to approximately 29,000 sqm, further enhancing the strong offer represented at the existing centre. The 16,000 sqm Stage 2 is scheduled for completion in late 2004 and is currently 35% committed. The completed centre is being acquired for approximately $49 million, including land, based on a year 1 yield of 8.0% (7.8% post acquisition costs). Upon completion of the project, GPT's Homemaker Portfolio will be valued at over $460 million.

Office Portfolio

GPT's Office Portfolio continues to perform well, with over 40,000 sqm leased and terms agreed over a further 29,000 sqm across the Portfolio in the three months to 31 March 2004. This strong leasing result represents approximately 10% of the Portfolio's total area and is a positive sign of improving conditions in an office market which has remained subdued over the last three years.

The east coast office market fundamentals remain sound, despite slight increases in market vacancies, with moderate new supply (except in Melbourne) and forecast white collar employment growth that is expected to flow through to strengthening demand for office space in 2004.

Leasing Update

Leasing results in the first quarter have further improved the Portfolio's position, substantially reducing 2004 expiry from 11.5% of the Portfolio at the beginning of 2004 to only 3.6% of the Portfolio over the remainder of 2004. Notwithstanding this success, leasing continues to be a major focus.

Tenant enquiry at Australia Square has been pleasing. Following a major lease with Origin Energy (over 4,100 sqm) last year, a 10 year lease to NineMSN over 2,060 sqm of the low rise was finalised after the end of the quarter and terms have been agreed over a further 1,000 sqm of space.

At Melbourne Central, Accenture has leased a further 700 sqm and DesignInc has signed a lease over 1,100 sqm for a period of 8 years. Terms have been agreed over a further 10,500 sqm at this asset, removing the majority of vacancy and securing a strong forward expiry profile.

At the Transit Centre in Brisbane, Telstra's 29,600 sqm lease has been extended by five years, following exercise of their option. This secures 100% office occupancy at this asset to September 2009. Also in Brisbane, significant leasing has been undertaken at the Riverside Centre. Binding terms have been agreed with Blake Dawson Waldron (over 5,300 sqm) and Deloitte Services (over 3,500 sqm). In addition, ABN Amro has renewed and extended over 2,700 sqm. All these leases are for a minimum of 10 years.

In Sydney, Oroton has leased 2,400 sqm at 179 Elizabeth Street, for a period of 10 years, reducing vacancy at this asset to 5,200 sqm. Singleton Ogilvy Mather has leased a further 2,000 sqm at Darling Park, also for a period of 10 years.

At 1 Farrer Place, also in Sydney, over 1,200 sqm has been leased to Alliance Capital (895 sqm) and Posco Steel (330 sqm).

Acquisitions

On 1 April GPT announced the acquisition of 100% of the third stage of the Darling Park Complex in Sydney.

Under the terms of the agreement GPT will acquire the development for a total of $225 million (including land, vacancy allowance and acquisition costs). The purchase of the land, at a cost of $30 million, has now been completed and works have commenced on the site. The 29,000 sqm tower is the final stage of the Darling Park Complex and will be built to the same premium standard as Towers 1 and 2, in which GPT has a 50% interest.

The acquisition is anticipated to deliver a first year yield of approximately 7.2% after costs.

Construction will be completed in mid 2006. Marsh and Mercer Human Resource Consulting, part of Marsh and McLennan Companies (MMC), have committed to a lease over the low rise space (representing 14,300 sqm) from completion for a term of 10 years. Lease commitments for the remaining space will be sought over the period of the development.

Other Activities

At Australia Square, the $6 million (GPT 50% share) upgrade of the Plaza Building and public areas is due to be complete in May 2004. These works have contributed to significant tenant interest and support the leasing effort underway at this asset.

The $5.5 million refurbishment of the Melbourne Central Office Tower lobby is also soon to be completed, ensuring this asset retains its status as one of Melbourne's prime office towers. The works extend and enhance the foyer and create a stronger link with the retail centre.

Stage 2 of the National Building at Victoria Harbour, Melbourne, is on target to achieve practical completion in mid 2004. Stage 1 was completed on schedule last year and is now fully occupied by National Australia Bank.

Industrial & Business Park Portfolio

GPT's Industrial & Business Park Portfolio continues to maintain strong fundamentals, with occupancy of 94.5% and an average lease term of 5.8 years across the Portfolio.

During the period 16,760 square metres was leased and renewed in the Portfolio. Leasing included a new 3-year lease with Supply Chain Management over 6,880 sqm at the Citiwest Industrial Estate in Altona, and at 15 Berry Street, Linfox have extended their lease over 9,890 sqm to 1 March 2005.

Progress is also being made with several tenants for space across the Portfolio.

Industrial development activity continues to remain strong across the east coast markets, however supply in Melbourne in 2004 is likely to be below levels seen in the recent past. Construction remains dependent to a large degree upon securing pre-commitments. There has also been an ongoing improvement in enquiry levels and the subsequent take up of existing stock and pre-lease activity.

Investment demand for quality industrial stock continues to exceed supply, maintaining firm yields for well-let industrial premises.

Acquisitions

During the quarter the portfolio was expanded with the acquisition in January of 8 Herb Elliot Avenue, Homebush Bay. The asset was acquired for $8 million (excluding acquisition costs) and will provide GPT with a yield of 7.5% after acquisition costs.

The site comprises 9,000 sqm of commercial land with a modern and well-presented 2 level office and high clearance warehouse facility of approximately 3,300 sqm and is fully leased until 2010 to Peregrine Semiconductor Australia Pty Ltd, a manufacturer of circuit boards and computer chips. The acquisition provides potential for future development of the site and expansion of GPT's presence in the Homebush Bay precinct.

Development Update

Construction continues to progress on schedule on the $16.4 million development of the Quad 3 office building, at Sydney Olympic Park. The building is on program to be completed in June 2004.

Hotel & Tourism Portfolio

Domestic demand (corporate and leisure) has been positive due to stable economic conditions. International tourism, whilst still displaying some fluctuation, has experienced growth in visitor numbers in each of the seven months to March 2004. We believe these are signs of a return to more normal travel patterns and that improvements will continue to occur through the remainder of 2004.

Ayers Rock Resort

Ayers Rock Resort continues to trade steadily. During the first quarter, room nights sold were marginally down (2.8%) on the previous year. We expect demand at the resort will progressively strengthen through 2004. Positively, Qantas has announced it will begin four flights per week from Melbourne direct to Ayers Rock Resort. This service, which provides more convenient access to the Resort from one of Australia's largest cities, will assist in capturing demand from this major market. The service will commence in June.

The key performance indicators to March 2004 are shown below.

Ayers Rock Resort	YTD Mar 2003	YTD Mar 2004	Variance
Rooms Available	83,790	84,720	1.1%
Rooms Sold	47,560	46,240	-2.8%
Occupancy	57%	55%	-3.8%
Room Rate	$200	$202	0.6%
Total Revenue (000)	$24,690	$23,800	-3.6%

Rebuilding of Longitude 131°, the premium wilderness resort adjacent to Ayers Rock Resort, is continuing and is due to be complete in July 2004. Both replacement costs and the loss of profit (and therefore income to GPT) are covered under GPT's insurance arrangements.

Four Points by Sheraton Hotel, Sydney

Four Points has again improved its performance following strong growth in both occupancy and income in 2003. In particular, room rate growth has increased in line with our strategy for this asset.

Forward bookings indicate a continuation of strong occupancy at the Hotel in 2004 and maintenance of current room rate gains.

The key performance indicators to March 2004 are shown below.

Four Points Sydney	YTD Mar 2003	YTD Mar 2004	Variance
Rooms Available*	57,870	57,390	-0.8%
Rooms Sold	48,190	50,040	3.8%
Occupancy	83%	87%	4.7%
Room Rate	$140	$160	14.3%
Total Revenue (000)	$9,430	$11,120	17.9%

*The reduction in rooms available is due to the conversion of some level 1 guestrooms into the Hotel's new business centre.

Holiday Inn Brisbane

The Brisbane market remains strong with no new supply and steady demand growth. As a result, the Holiday Inn continues to demonstrate growth across its key performance indicators, as shown below.

Holiday Inn Brisbane	YTD Mar 2003	YTD Mar 2004	Variance
Rooms Available	17,190	17,470	1.6%
Rooms Sold	13,200	14,760	11.8%
Occupancy	77%	85%	10.7%
Room Rate	$102	$109	6.9%
Total Revenue (000)	$2,290	$2,670	16.6%

Masterplanned Urban Communities Portfolio

Since entering the masterplanned urban communities sector in 2003, GPT has secured two major projects in conjunction with Lend Lease, giving the Trust close to 2,000 lots to be developed over the next 10 years.

The masterplan DA for the Rouse Hill Regional Centre was approved by Baulkham Hills Shire Council in March 2004. Planning for the town centre that will underpin the development is now being finalised.

The development of the Twin Waters Resort in Queensland is also well progressed with an application having been submitted to council for the first stage of development. It is anticipated that approval will be received for this application mid year allowing construction to commence in early 2005. Good progress has also been made in relation to the preparation of the masterplan, which is expected to be lodged with council in late 2004. The Resort will be redeveloped over a period of 7 years into a resort and residential community of approximately 370 dwellings.

GPT continues to review a pipeline of opportunities to further grow this portfolio.

GPT's Capital Management

GPT undertook a private placement of 67 million new GPT ordinary units on 1 April. The placement raised $203 million and units were issued at a price of $3.03, representing a 1.5% discount to the volume weighted average price (VWAP) of $3.077 per unit for the three days ending 1 April 2004.

The proceeds of the issue, which was oversubscribed, were used to fund GPT's acquisition of the land for Darling Park 3 ($30 million) and to repay existing debt.

Following this repayment of debt, GPT's average cost of debt is 6.01% and the average term is 3.8 years.

GPT continues to have the strongest credit ratings (long term A+, short term A-1) of any entity in the listed property trust sector.

A detailed Debt Schedule is attached.

For further information please call:

Nic Lyons	**Chief Executive**	02 9237 5816
Michael O'Brien	**Fund Manager**	02 9236 6235
Donna Byrne	**Investor Relations Manager**	02 9237 5844
Kieran Pryke	**Chief Financial Officer**	02 9236 6024
Mark Fookes	**General Manager Retail Investment**	02 9237 5664
Tony Cope	**Office Portfolio Manager**	02 9236 6003
Bruce Morris	**Hotel/Tourism Portfolio Manager**	02 9237 5641
Victor Georos	**Industrial/Business Park Portfolio Manager**	02 9237 5875
Martin Janes	**Masterplanned Urban Communities Portfolio Manager**	02 9277 2450

GPT Portfolio Swap & Debt Issuance Schedule
As at 31 March 2004*

Overview

- Credit Rating A+
- Preferred gearing range 20% to 30% funded debt to total tangible assets
- On 1 April 2004, 67 million units were issued for $203 million, reducing gearing to 26.3%
- Weighted average cost of debt including fees and margins is 6.01%
- Weighted average length of debt is 3.8 yrs.

GPT Debt		**$m**
Short Term Notes, due (or rolled) within 3 months		$495
Medium Term Notes		
Floating Rate due in 1 year		$80
Fixed Rate, due in 1 year		$100
Floating rate, due in 2 years		$225
Fixed Rate, due in 2 years	(1)	$100
Floating rate, due in 3 years		$80
Fixed Rate, due in 3 years		$260
Fixed Rate, due in 4 years	(2)	$250
Floating rate, due in 5 years		$100
Floating rate, due in 10 years		$12
Fixed Rate, due in 10 years	(1)	$200
CPI Bonds, due in 2029		$125
Total Debt		**$2,027**

GPT Interest Rate Management

Floating	(1)(2)	($163)
Current Swaps		$1,605
Fixed		$460
CPI		$125
Total		**$2,027**

(1) Debt has been swapped to floating
(2) $150m has been swapped to floating

Current effective interest rate after fees & margins is 6.01% on $2,027m of debt outstanding.

***Adjusted for $203 million raised on 1 April 2004 through a private placement of 67 million new GPT ordinary units, which was utilised to reduce short term borrowings**

Debt Maturity Profile (as at 31 March 2004)



$800
$700
$600
$500
$400
$300
$200
$100
$0
$millions
$675
$325
$340
$250
$100
$212
$125
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2029
maturity
Debt

Current Interest Rate Hedging

Hedging Position As at	Average Rate Incl Margins & Fees	Total Principal Amount $ millions	Principal amount of derivative financial instruments $ millions	Principal amount of fixed rate borrowings $ millions
31 March 2004	6.01%	2,190	1,605	585
31 December 2004	6.09%	1,788	1,303	485
31 December 2005	6.01%	1,860	1,375	485
31 December 2006	5.96%	1,410	1,185	225
31 December 2007	5.92%	1,121	956	166
31 December 2008	5.91%	849	724	125
31 December 2009	5.91%	655	530	125
31 December 2010	6.02%	455	330	125

Fixed Exposures & Weighted Average Cost (including Margin & Fees)



2,500
2,000
1,500
1,000
500
-
$millions
6.15%
6.10%
6.05%
6.00%
5.95%
5.90%
5.85%
5.80%
Average Interest Rates
6.01%
6.09%
6.01%
5.96%
5.92%
5.91%
5.91%
6.02%
Mar-04
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
maturity
Fixed Exposures
Swaps
Knockout Swaps (6%, 6.5% & 7% KO)
Average Fixed Rate

ASX Company Announcement

Date:	Mon May 3 09:47:18 2004
Document Image #:	00432955
Announcement Type:	Initial Directors Interest Notice
ASX Description:	GPT Initial Director's Interest Notice

Connect 4 Summary:

Company Summary:

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	GENERAL PROPERTY TRUST
ABN	58 071 755 609

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ross Harold Taylor
Date of appointment	28/04/04

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
	Nil

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

ASX Company Announcement

Date:	Thu Apr 29 18:10:55 2004
Document Image #:	00432188
Announcement Type:	Chairman's Address to Shareholders
ASX Description:	GPT AGM Presentation

Connect 4 Summary:

Company Summary:

GPT

Meeting of Unitholders

29 April 2004



Donna Byrne

Investor Relations Manager

GPT



Richard Longes

Chairman

GPT



Nic Lyons

Chief Executive Officer

GPT

Key Achievements

- Earnings growth of 5.6%
- Increase in distribution to 21.2 cents per unit
- Strong underlying performance
- Major redevelopments completed and others commenced
- Entry into masterplanned urban communities sector

GPT

Secure & Growing Earnings

	2000	2001	2002	2004
Earnings (cpu)	19.3	19.7	20.4	**21.6**
Earnings Growth (%) * Includes impact of change in fee	2.3%	2.1%	3.6%	**5.6%***
Distribution (cpu)	19.3	19.7	20.4	**21.2**
NTA per unit	$2.53	$2.58	$2.60	**$2.73**

GPT

March Quarter Distribution

- Distribution of 5.4 cents per unit
  - GPT Split Income 4.725 cents per unit
  - GPT Split Growth 0.675 cents per unit
- Record date 10 May
- Distribution paid 24 May

GPT

Returns Commensurate with Index



GPT
LPT index
Total Return
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
20.1%
17.8%
9.9%
15.0%
12.8%
11.8%
8.2%
8.8%
2000
2001
2002
2003

GPT

Strong Balance Sheet

- Total assets $7.7 billion
- Gearing within policy range (20-30%)
- Borrowings
  - Varied maturity profile
  - Current effective interest rate 6.01%
- S & P ratings

GPT



Michael O'Brien

Fund Manager

GPT

Portfolio Composition



Hotel
7%
Industrial
4%
Retail
50%
Office
39%

Value $7.6 billion

GPT

Retail Portfolio



Retail Portfolio

- Increased income by 11%
  - Solid performance across Portfolio
  - Strong specialty productivity
  - Strong revaluations
  - Homemaker portfolio demonstrating growth
- Portfolio in great shape to deliver growth
  - Total centre MAT up 2.9%
  - Occupancy costs low
  - Strong development pipeline

GPT

Homemaker Strategy Delivering

- Income up 18.8%
- Rental growth 8.7% at review (6 months to Dec)
- Occupancy remains high at 99%
- Portfolio grown to $460 million
  - Epping & Stage 2 Fortitude Valley
  - Potential expansions
  - Rouse Hill Regional Centre
  - Positive valuations
- Actively pursuing opportunities

GPT

Retail Development Pipeline

	2002	2003	2004	2005	2006	2007	2008
Floreat Forum	$48M						
Erina Fair	$106M						
Melbourne Central		$245M					
Fortitude Valley			$49M				
Macarthur Square			$80M*				
Penrith Plaza				$130M*			
Rouse Hill Regional Centre				$300M*			
Charlestown Square							
Chirnside							
Wollongong							
Sunshine Plaza	$20M						

Complete
Underway
Planned

*Approximate value & timing

GPT

Erina Fair

- $212m expansion ($106m GPT 50% share)
- Expansion included
  - Town Square - restaurants
  - Leisure facilities – ice rink, gymnasium
  - Community facilities – library, community & youth centres
  - Additional retail – fashion, food & homewares
- Completed ahead of schedule
- Trading very well
- Year 1 Yield of 8.5%+

Erina Fair




Erina Fair
POWER HOUSE


Erina Fair


Melbourne Central
FORMAT
Central
indus

Melbourne Central

- 90% of base rent committed
- First stage (90 new retailers) now open
- On track for completion end 2004
- Project cost $245 million
- 8.5% initial yield


Office Portfolio

Office Portfolio

- Income up 3.8% despite weak market
- Portfolio quality enhanced
  - Darling Park stage 3
  - 1 Farrer Place
  - National Buildings
  - Refurbishments
- Occupancy remains high
- Even lease expiry profile

GPT

National Building Stage 1



1 Farrer Place






Darling Park Stage 3

Manageable Expiry Risk



Office Lease Expiry Profile by Area
December 2003
April 2004
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
17.7%
11.5%
12.1%
10.9%
10.6%
10.2%
5.8%
5.8%
8.5%
7.8%
45.2%
53.8%
Vac/2004
2005
2006
2007
2008
Beyond

- Portfolio well positioned
- Manageable forward expiry

GPT


Hotel & Tourism Portfolio

Hotel & Tourism Portfolio

- Difficult market conditions
- Income increased by 4%
- Ayers Rock Resort
  - income flat
  - room rate improved
- Four Points refurbishment largely complete
  - increased room rate
  - income up 12%
- Medium-term outlook positive

GPT

Industrial & Business Park Portfolio



Masterplanned Urban Communities



Masterplanned Urban Communities

- Entered sector in Feb 2003
- Rouse Hill to commence late 2004
  - $1 billion development
  - 1,500 dwellings/lots over 10 years
- Twin Waters to commence 2005
  - Cost $20.6m (excluding acquisition costs)
  - 370 dwellings/lots over 7 years
- Actively pursuing other opportunities

GPT

On Track for Continued Growth

- Portfolio quality improved
- All portfolios positioned well
- Retail developments will deliver growth
- Masterplanned communities
- **Confident of ability to continue to deliver earnings growth**

GPT



Richard Longes

Chairman

GPT



Ken Moss

GPT

GPT

ASX Company Announcement

Date: Thu Apr 29 18:10:25 2004

Document Image #: 00432187

Announcement Type: Chairman's Address to Shareholders

ASX Description: GPT CEO and Fund Manager's Address to AGM

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

CEO & FUND MANAGER'S REPORT

BY NIC LYONS AND MICHAEL O'BRIEN TO

MEETING OF UNITHOLDERS
29 April 2004

Michael and I are very pleased to be presenting to you what I believe is a very strong result for GPT in 2003, and to give you an update on more positive news across the portfolios, which further enhances our position for performance over the remainder of 2004.

Over 2003 we achieved a strong result, despite some challenges.

The distribution for the 12 months was 21.2 cents per unit, an increase of almost 4% over 2002.

Earnings per unit for the 12 month period was up 5.6% on the previous corresponding period, at 21.6 cents per unit.

Although this increase was assisted by a change in the fee structure, this result is one which we are particularly pleased with.

It was achieved despite challenging office and tourism market conditions and reflects the benefits of our diverse, high quality portfolio, the intensive asset management of the portfolio, and acquisitions and developments over the past 18 months.

Over the year we also accessed a number of opportunities which will secure future growth:

- Our current developments are successfully being completed.
- We acquired some great assets which contribute further diversity and have improved the quality of our portfolio, including our first investments in the masterplanned urban communities sector.

These activities not only improved the quality of our assets, but further enhanced the diversity of GPT's income, and the Trust's medium term growth prospects.

The distribution of 21.2 cpu for 2003 continued a trend in increasing distributions over the last 5 years.

Underlying earnings also exceeded our target, with just over 3% growth.

As this table shows, over the past few years GPT has been evolving in a way that has allowed us to improve our level of earnings growth.

We've progressively moved earnings growth from 2 to 3% - and 3% or better is our target for future growth.

We have done this prudently, and in a way which is consistent with our core investment approach:

- We have modestly increased gearing. In 2002 unitholders approved an increase in the Trust's gearing limit, and we implemented a policy range for gearing of 20-30%. This has allowed us to take greater advantage of GPT's strong credit rating and balance sheet in funding acquisitions and developments.
- We have also entered new sectors, further diversifying the Trust's income base, while accessing quality assets which have the ability to deliver higher levels of return. Hotels in 1997, bulky goods in 2001, and masterplanned urban communities in 2003, were all examples of this approach.

Over 2003 GPT's NTA increased significantly - indicating the quality of our Retail portfolio in particular.

The NTA of $2.73 represented an increase of 5% on the previous year.

Continuing the trend of earnings growth, we today announced a distribution of 5.4 cents per unit for the March quarter.

For Split Trust income units, the distribution is 4.725 cents per unit, and Growth unitholders will receive 0.675 cents. This distribution will be paid to unitholders on 24 May.

Now let's look at the total return provided by GPT.

For the year ended 31 December 2003, we achieved a total return of 8.2% - only slightly below the index return of 8.8%.

This performance reflected the lower earnings growth and outlook from the office and hotel portfolios, which were affected by adverse market conditions, as well as the strong performance of the residential sector, which assisted the returns of a number of entities in the Index.

Although our performance was only slightly below the Index, no performance fee was paid, and unitholders benefited from a reduced base management fee.

You can see that in 2000 and 2002, GPT's total return compared favourably with this benchmark, and we outperformed the Index.

So, how is GPT placed for future performance?

GPT has a strong balance sheet and a broad range of investments, and is well placed to access future growth opportunities.

We have total assets of over $7.7 billion - with investments across five major property sectors, giving unitholders exposure to a broad range of quality assets, and a diverse income stream.

Our gearing is currently sitting at just over 26% of total assets - well within the policy range set by the Board. Our borrowings are well diversified - with debt maturities out to 2029, and we are fully hedged against interest rate movements.

We continue to have the highest credit rating of any trust in the Australian LPT sector, and this is reflected in the competitive cost of our debt.

So, we are well placed to fund future earnings enhancing activities, and have a solid platform to continue to increase our earnings and provide increased returns to unitholders.

Our established and future development pipeline, our entry into masterplanned communities as well as recent acquisitions, position the Trust well to continue to deliver on the goals we have set.

To talk in more detail about how our portfolios are positioned and their recent performance, I'll now hand over to Michael O'Brien, GPT's Fund Manager.

As you can see GPT now has $7.6 billion invested in quality assets across four major property sectors.

Let's now look at each of those portfolios in more detail.

Turning firstly to the Retail Portfolio, which, at $3.8 billion, now represents 50% of the Trust's property assets.

The image that you can see is of the Hive precinct which is part of the Erina Fair expansion. This development was completed ahead of schedule in November last year.

Income from the Retail Portfolio was up 11% on the previous year, a great result.

This reflected solid performance from our shopping centres, where base rents increased on average by over 4%, and the Homemaker assets again contributed to growth.

Our 15 shopping centres are in great shape, with high productivity and reasonable operating costs for retailers. Across the centres, total sales increased by close to 3%, and specialty sales per square metre across the regional assets remains 5% above the industry average.

Nine of our shopping centres were revalued in 2003, resulting in a positive net revaluation of $194.5m.

This contributed almost 10 cents to the Trust's Net Tangible Assets per unit.

It's worth recapping our Homemaker strategy briefly, as it has been a great success.

We entered this sector just over two years ago, recognising the potential growth of this area of retailing, which was not being captured in our existing assets. This strategy has been proven sound, with income from the portfolio up almost 19% in 2003.

We've successfully expanded the portfolio with the acquisition of Homemaker City Epping in 2003, and in March of this year we committed to the second stage of the Fortitude Valley Homemaker City in Brisbane.

Developments are a very big part of our retail portfolio's growth platform, and across the portfolio there is an extensive pipeline of works which extends through to 2008, giving us access to medium term growth.

Within the next 12 months we anticipate having commenced a further $510 million in works at Macarthur Square, Penrith, and Rouse Hill.

By investing your capital in what are already strongly performing assets, not only are we enhancing the performance of those assets, we are achieving superior returns to those being achieved in the marketplace for acquisitions.

Let's now look at some of our recent and current developments in more detail.

Erina Fair, one of our best performing centres, is located on the NSW Central Coast. A major development was completed, fully leased and ahead of schedule in November.

The development included some exciting new concepts, with a real focus on the community. This has resulted in the creation of an asset which is a genuine Town Centre - where you can shop, see a movie, take the family ice skating or spend time at the library or community centre.

Already the centre is trading very well:

- December centre Sales and traffic were up around 30%
- December specialty sales were up over 50%.

We are targetting a year 1 yield of 8.5% on the development, and are very confident of reporting that we have achieved this forecast next year.

This is a view of the new Town Square precinct, which is the heart of the centre. You can see some of the outdoor aspects of the centre here. And this is another aspect of the Erina development - showing the very innovative and environmentally friendly food court.

In addition to using a sophisticated shading system to maximise the use of natural light, displacement ventilation is used to cool the area.

Melbourne Central is the next major development, and we are making great progress.

This is a photo of a section of one of the early stages of the Latrobe Street building which opened late last year.

With a little under nine months to go, we have already committed 90% of the centre's base rent.

We have attracted some great new retailers and concepts to the Centre, including the first Australian stores for key international retailers such as Gstar and Tommy Hilfiger. This is a major project on which we will spend $245 million, and expect to achieve an 8.5% initial yield.

Now to the Office Portfolio which at over $2.9 billion accounts for 39% of the Trust's property assets.

As many of you will know, 2003 saw a continuation of the previous year's environment of weak tenant demand, which has impacted on rent and vacancy rates.

The first part of this year, however, has shown early stages of an improvement in office market conditions.

Despite this environment, GPT's portfolio performed well, with income up 3.8% in 2003, and an occupancy rate above the overall market.

In line with our strategy of maintaining a quality portfolio, we continued to improve the portfolio with a number of acquisitions and developments.

Occupancy across the portfolio remains relatively high, reflecting the focus we have placed on leasing.

This image is a depiction of the first of the two National Buildings at Victoria Harbour in Melbourne. The first Building was complete in 2003, and the second building will be complete this year. These are modern, campus style facilities which represent an excellent addition to the portfolio. The National is tenanting each building for 12 years, and the project will deliver yield on cost in excess of 8%.

In December we acquired a 25% interest in what is broadly acknowledged as one of the best office assets in Australia - 1 Farrer Place. The buildings, which are also known as Governor Phillip and Governor Macquarie Towers, add a premium asset to the portfolio, and enhance our exposure to the Sydney CBD - the market which we believe will exhibit the best long-term performance.

And we've announced only this month, our acquisition of the third stage of the Darling Park Complex, also in Sydney. The 29,000 sqm office tower, already close to 50% committed to a blue chip tenant, Marsh and Mercer, is now being constructed on the site circled in red here and will be complete in mid 2006.

We continue to work hard on leasing across the portfolio.

This is important because it reduces the Trust's expiry risk in any one period, and helps us to remove volatility from our income stream. Over 2003, we leased over 47,000 sqm across GPT's office assets, and to date this year we have already leased or agreed terms over almost 70,000sqm of space.

This gives us confidence that there is a recovery underway.

You can see the benefit of this leasing in the blue bars on this graph - as you can see we now have very little space becoming vacant over the remainder of this year, and reasonably low vacancy, the majority of which is in Sydney.

We are very happy with how this portfolio is positioned, and are confident of undertaking further leasing over the remainder of this year.

The Hotel and Tourism Portfolio is valued at $530 million, and represents 7% of the portfolio.

We were pleased to deliver an increase in income of 4.1% in 2003 despite a volatile year, due to SARS and the Iraq war. While income from Ayers Rock Resort was flat, Four Points on Darling Harbour in Sydney performed exceptionally well, resulting in strong growth in income.

With early signs of a strengthening in inbound demand, we are cautiously optimistic about the outlook for this year.

And now on to our industrial and business park portfolio.

The image you can see here, is of the Austrak Business Park at Somerton, which includes significant land for future growth. We are very confident about this site, which includes one of the first intermodal rail terminals in Australia. We have been focused on growing this portfolio, and have made good progress in the last 2 years.

Not only was income up by 38% in 2003, we have also secured future growth.

- We completed of a new facility at Altona for Just Jeans.
- The development of the third Quad site at Olympic Park is underway and in January this year we acquired 8 Herb Elliot Avenue at Homebush Bay.

With expansion land totalling 350,000sqm, we're confident of further expanding this portfolio and increasing returns in the short term.

And finally, on to the Master Planned Urban Communities sector which we entered in early 2003.

This picture is of the North Shore precinct within the Twin Waters residential community.

In October GPT acquired an interest in the Twin Waters Resort which will be the final stage of this very successful residential community on the Sunshine Coast of Queensland.

In this sector our strategy focuses on large scale, long term projects which give us the opportunity to time development stages in line with market cycles.

We are undertaking these projects in JV with a very established and experienced partner, Lend Lease. To further reduce volatility and risk these projects are largely focused on the home occupier market in high population growth areas.

Last year we reported on our success, with Lend Lease, in being selected as preferred tenderer on a $1 billion project at Rouse Hill in Sydney's north-west. We've now finalised negotiations with Landcom and received approval of the masterplan for the site.

This is a great start for the portfolio which we are confident of building over time.

The outlook for the Trust is positive.

Over 2003 and into 2004, a highlight has been the improvement in the quality of the portfolio through acquisitions and developments.

In retail, our developments are not only providing strong returns but positioning the assets for stronger growth in the future.

Our entry into the development of masterplanned communities with Lend Lease, gives us another income stream and an opportunity to enhance our future growth profile.

With a strong balance sheet the Trust is in great shape to continue to deliver earnings growth.

That concludes our presentation.

ASX Company Announcement

Date:	Thu Apr 29 18:09:33 2004
Document Image #:	00432186
Announcement Type:	Chairman's Address to Shareholders
ASX Description:	GPT Chairman's AGM Address to Shareholders

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

CHAIRMAN'S ADDRESS BY RICHARD LONGES TO

MEETING OF UNITHOLDERS

29 April 2004

Good afternoon ladies and gentlemen, and welcome to this meeting of GPT unitholders which I am delighted so many of you have taken the time to attend.

I have been advised by the Registry that we have a quorum present, so let me now declare the meeting open.

This meeting has been convened by the Responsible Entity, GPT Management, and I have been appointed chairman of the meeting by the Responsible Entity.

All unitholders have been sent a Notice of Meeting so, unless anyone objects, I will take it as being read. Thank you.

Let me now introduce the directors here on stage with me.

They are - starting from my left:

- Ross Taylor
- Malcolm Latham
- Elizabeth Nosworthy
- Michael Neilson, the company secretary
- Nic Lyons, GPT's CEO
- Michael O'Brien, GPT's Fund Manager
- Brian Norris
- and Ken Moss.

Unfortunately Peter Joseph was unable to join us today, and he sends his apologies.
At the time Peter committed to joining GPT's Board last year, he already had an appointment on this date which was not possible to change.

I'd like to welcome Ross Taylor today - he joins us for his first Unitholder Meeting, having been appointed to the Board this week.

Ross is the CEO for Lend Lease in the Asia Pacific region and replaces David Ross on this Board, following David's resignation from the Lend Lease Group.

We also have the senior management team and GPT's Auditors in the front row of the audience.

Before I invite Nick and Michael to give you an update on the Trust, I'd like to briefly touch on the media speculation that GPT will change to a stapled structure, following the announcement of the Westfield merger.

Clearly the Listed Property Trust market has been in a state of change over the last two or so years.

Today the market includes a number of different vehicles.

Property owning vehicles such as GPT, undertake a greater deal of development activity, although in our case, as a joint-venture partner, usually with Lend Lease.

There are other entities that combine funds management and development operations with property ownership. Finally, there has been an increase in vehicles which invest solely or partially offshore.

GPT has in the past and will in future continue to evolve in line with changes in the market.

Our desire is to deliver performance for investors, and ensure that we remain competitive.

This means that we continually review our investment philosophy, structure, and areas of investment activity. You've seen us do this in the past, and recent changes to our fee structure and our entry into new sectors such as masterplanned urban communities, are examples of that.

This evolution has resulted in the solid results which we present today.

So, I can assure you that we are always looking at the most appropriate structure to continue to improve GPT's performance for you - the unitholder.

There is no proposal currently before the Trust to alter its structure or merge it with any other vehicle.

If this changes, we will put any such proposal before unitholders for your consideration together with appropriate independent advice on why it is beneficial.

I'll now ask Nic and Michael to present our general update.

ASX Company Announcement

Date:	Thu Apr 29 17:16:33 2004
Document Image #:	00432158
Announcement Type:	Results of Meeting
ASX Description:	GPT Results of AGM

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement

Results of Vote at AGM

29 April 2004

GPT announced today that the reappointment of Ken Moss as a director was approved by unitholders at the Meeting of Unitholders held earlier today.

ASX Company Announcement

Date: Thu Apr 29 10:27:11 2004

Document Image #: 00431882

Announcement Type: Dividend Books Closing

ASX Description: GPT March Quarter Distribution

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement
for the quarter ended 31 March 2004

29 April 2004

GENERAL PROPERTY TRUST – March Quarter Distribution

GPT Management Limited, the responsible entity of General Property Trust, announces the following distribution for the quarter ended 31 March 2004.

(a) Distribution – Ordinary Units

A distribution for the three months ended 31 March 2004 of 5.4 cents per General Property Trust unit will be paid by the Trust on 24 May 2004 (the distribution for the three months ended 31 March 2003 was 5.2 cents per unit and the distribution for the three months ended 31 December 2003 was 5.4 cents per unit).

(b) Income Tax Deferred Component – Ordinary Units

The distribution advice for the March quarter will advise that 2.570135 cents is not subject to income tax in the current tax year for investors that hold their investment on capital account.

The income tax deferred component will reduce the cost base (or indexed base) in the case of units liable to capital gains tax on disposal.

(c) Books Closing Date

In accordance with Listing Rule 3A(5), we give formal notice that the register of unitholders of General Property Trust will close at 5.00pm, 10 May 2004 for the purpose of determining those unitholders entitled to participate in the distribution for the quarter ended 31 March 2004, payable on 24 May 2004.

Documents will be accepted for registration until 5.00 pm on the books closing date at the Sydney Register only:

Securities Registration Services
ASX Perpetual Registrars Limited
Level 8, 580 George Street
SYDNEY NSW 2000

ASX Company Announcement

Date: Wed Apr 28 14:27:08 2004

Document Image #: 00431611

Announcement Type: Director Appointment/Resignation

ASX Description: GPT Appointment of Ross Taylor to GPT Board

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement

APPOINTMENT OF ROSS TAYLOR TO GPT BOARD

28 April 2004

GPT Management Limited today announced that Ross Taylor has been appointed to the Board of GPT. Mr Taylor, who is the CEO Asia-Pacific for Lend Lease Corporation Limited, replaces David Ross who resigned from the GPT Board in December 2003, following his resignation from the Lend Lease Group.

ENDS

ASX Company Announcement

Date:	Wed Apr 21 15:17:23 2004
Document Image #:	00430284
Announcement Type:	Change in substantial share holding
ASX Description:	GPT Change in substantial holding from NAB NAB Change in substantial holding for GPT
Connect 4 Summary:	
Company Summary:	

Form 604
Corporations Law
Section 671B

Notice of change of interests of substantial holder

GPT

To:Company Name/Scheme	**General Property Trust** **Level 4, 40 Hickson Road** **Millers Point NSW 2000** **Fax: (02) 9236 6020**
ACN/ARSN	**ARSN 090 110 357**
1. Details of substantial holder Name ACN (if applicable)	National Australia Bank Limited Group (ACN 004 044 937) being comprised of the bodies corporate listed in Annexure A and which includes: National Asset Management Limited ACN 062 806 884 (previous 0.08%; present 0.021%) National Australia Bank Superannuation Fund Pty Ltd ACN 065 048 928 (previous 0.10% ;present 0.125%) National Australia Trustees Limited ACN 007 350 405 (previous 0.08%; present 0.08%) Flexiplan Australia Limited ACN 056 678 427 (previous 0.13%; present 0.117%) Godfrey Pembroke Financial Services Limited ACN 003 059 541 (previous 0.006%; present 0.006%) MLC Limited ACN 000 000 402 (previous 2.57%; present 2.61%) MLC Investments Limited ACN 002 641 661 (previous 4.96%; present 5.617%) MLC Lifetime Company Limited ACN 000 000 420 (previous 0.03%; present Nil) gives notice of a change in relevant interests
There was a change in the interests of the substantial holder on	19/04/2004
The previous notice was given to the company on	13/06/2003
The previous notice was dated	13/06/2003
2. Previous and present voting power:	The total number of votes attached to all voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	**Voting power**	**Person's votes**	**Voting power**
Ordinary	155,067,289	7.95%	121,262,559	6.012%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
13/06/2003 to 19/04/2004	Flexiplan Australia Limited	Share purchase	$2.78 to $3.17	Ordinary 493,578	493,578
13/06/2003 to 19/04/2004		Share sale	$2.66 to $3.12	Ordinary 605,653	605,653
13/06/2003 to 19/04/2004	Godfrey Pembroke Financial Services Limited	Share purchase	$2.85 to $3.05	Ordinary 14,882	14,882
13/06/2003 to 19/04/2004		Share sale	$2.87 to $2.92	Ordinary 5,981	5,981
13/06/2003 to 15/04/2003	MLC Limited	Share purchase	$2.78 to $3.12	Ordinary 2,773,920	2,773,920
13/06/2003 to 15/04/2003		Share sale	$2.82 to $3.13	Ordinary 51,919,387	51,919,387
13/06/2003 to 15/04/2003	MLC Investments Limited	Share purchase	$2.77 to $3.10	Ordinary 39,305,749	39,305,749
13/06/2003 to 15/04/2003		Share sale	$2.75 to $3.13	Ordinary 22,769,114	22,769,114
13/06/2003 to 15/04/2003	MLC Lifetime Company Limited	Share sale	$3.03	Ordinary 561,312	561,312
12/09/2003 to 02/04/2004	National Asset Management Limited	Share purchase	$2.78 to $3.03	Ordinary 30,480	30,480
14/07/2003 to 29/03/2004		Share sale	$2.78 to $3.1015	Ordinary 1,186,041	1,186,041
17/06/2003 to 02/04/2004	National Australia Bank Superannuation Fund Pty Ltd	Share purchase	$2.7294 to $3.10	Ordinary 1,683,400	1,683,400
02/07/2003 to 23/03/2004-04-21		Share sale	$2.76 to $3.11	Ordinary 1,079,251	1,079,251

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
Flexiplan Australia Limited	Global Services Australia Pty Ltd		Power to control voting and/or disposal of shares	Ordinary 2,353,055	2,353,055
Godfrey Pembroke Financial Services Limited	Global Services Australia Pty Ltd		Power to control voting and/or disposal of shares	Ordinary 127,336	127,336
MLC Limited	Westpac Custodian Nominees Limited (ACN 002 861 565)		Power to control voting and/or disposal of shares	Ordinary 951,784	951,784
MLC Investments Limited	Westpac Custodian Nominees Limited		Power to control voting and/or disposal of shares	Ordinary 113,279,139	113,279,139
National Australia Bank Superannuation Fund Pty Ltd	National Nominees Limited (ACN 004 278 899)		Power to control voting and/or disposal of shares	Ordinary 2,530,442	2,530,442
National Asset Management Limited	National Australia Financial Management Limited (ACN 000 176 116)		Power to control voting and/or disposal of shares	Ordinary 394,679	394,679
	National Nominees Limited		Power to control voting and/or disposal of shares	Ordinary 32,073	32,073
			Sub total	426,752	
National Australia Trustees Limited	Unknown		Power to control voting and/or disposal of shares	Ordinary 1,594,051	1,594,051

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association
No change	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Flexiplan Australia Limited	Level 16 216 St George Terrace PERTH WA 6000
Godfrey Pembroke Financial Services Limited	Level 13 24 Market Street SYDNEY NSW 2000
MLC Limited	Level 10 105-153 Miller Street NORTH SYDNEY NSW 2060
MLC Investments Limited	Level 4 105-153 Miller Street NORTH SYDNEY NSW 2060
MLC Lifetime Company Limited	Level 6 105-153 Miller Street NORTH SYDNEY NSW 2060
National Australia Bank Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000
National Asset Management Limited	Level 6 333 Collins Street MELBOURNE VIC 3000
National Australia Bank Superannuation Fund Pty Ltd	25 Queensbridge Street SOUTH MELBOURNE VIC 3205
National Australia Trustees Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000
National Nominees Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000
Global Services Australia Pty Limited	Level 18 56 Pitt Street SYDNEY NSW 2000
Westpac Custodian Nominees Limited	Level 9 50 Pitt Street SYDNEY NSW 2000

Signature

name	Susan Elizabeth Crook	Capacity Associate Company Secretary for and on behalf of National Australia Bank Limited
signature		date / /

ANNEXURE A

This is Annexure A of three pages referred to
in the Form 604 Notice of change of interests of substantial holder signed by me and dated
/ /

Susan Elizabeth Crook
Associate Company Secretary

National Australia Bank Limited Group

National Equities Limited

National Australia Group (NZ) Limited
BNZ International Australia Limited
BNZ Securities Australia Limited
Partown Pty Limited
Bank of New Zealand
BNZ Funding Limited
BNZ International (Hong Kong) Limited
BNZ Investments Limited
BNZ Equipment Limited
BNZ International Limited
Amber Liquid Investments Limited
BNZ Corporation Limited
BNZI Securities (No 1) Limited
BNZI Securities (No 2) Limited
BNZ Property Investments Limited
BNZ Branch Properties Limited
BNZ Properties (Auckland) Limited
BNZ Properties Limited
Flamingo Holdings Incorporated
Iraklis Eleven Limited
Interchange and Settlement Limited
Maroro Leasing Limited
New Zealand Card Services Limited
Quill Financing Limited
Peterel Financing Limited
Custom Fleet (NZ) Limited
Screen Holdings Limited
Screen Holdings No. 2 Limited
Screen Holdings No. 3 Limited
Screen Holdings No. 4 Limited
Screen Holdings No. 5 Limited
Screen Holdings No. 6 Limited
BNZ Capital Guaranteed Growth Fund Limited
Bank of New Zealand Associated Companies
Electronic Transaction Services Ltd
Loyalty New Zealand Limited
Mondex New Zealand Limited

National Americas Investment, Inc.
MSRA Holdings, Inc.
SR Investment, Inc.
HomeSide Lending, Inc.
HMC Financial, Inc.
National Global MBS Manager Pty Ltd
National Mortgage Securities, Inc.
MSR Services Corporation
SR Funding Corporation
SR Solutions, Inc.
Fortress Investments, Corp.

National Wealth Management Holdings Limited

National Wealth Management Services Limited
National Australia Management Services Pty. Ltd. (In Liquidation)
ACN 094 484 625 Ltd
MLC Asia Ltd
National Australia Financial Management Limited
MLC Corporate Services Asia Pte Limited
PT MLC Investment Indonesia Ltd
National Corporate Investment Services Limited
MLC Funds Management Limited (In Liquidation)
GWM Adviser Services Limited
Godfrey Pembroke Limited
National Asset Management Limited
NAM NT Rail Pty Limited
National Australia Financial Planning Pty Limited (In liquidation)
National Australia Superannuation Pty. Ltd.
NAFM Investments Pty. Ltd. (In Liquidation)
JANA Investment Advisers Pty Limited
Superannuation for Australian Corporate Employees Pty Ltd (In Liquidation)
Wealth Management & Community Fund Pty Ltd (Not yet established)
MLC Holdings Limited
Your Prosperity Limited
MLC Investments Limited
MLC Computer Pty Limited
Apogee Financial Planning Limited
MLC Limited
ThreeSixty Limited
Godfrey Pembroke Financial Services Limited (In Liquidation)
Heritage Management Limited (In Liquidation)
Plum Financial Services Limited
PLUMFS Limited (In Liquidation)
PFS Nominees Pty Ltd
FlexiPlan Australia Limited (In Liquidation)
Medfin Australia Pty Limited
MLC Properties Pty Limited
MLC Nominees Pty Ltd
Messenia Pty Limited (In Liquidation)
Fortuitous Assets Ltd
Sophisticated Assets Ltd
Eight Star Group Ltd
Stable Markets Holdings Ltd
HKMLC Holdings Ltd
MLC (Hong Kong) Ltd
MLC Trustees (Hong Kong) Ltd
SMMR (Thailand) Co. Ltd
Tun Charoen Ltd
Advance MLC Assurance Company Limited
PT MLC Life Indonesia
MLC Lifetime Company Limited
Capita Properties Pty Ltd
Tropical Breeze, Inc (In liquidation)
National Wealth Management International Holdings Limited
National Europe Holdings (Wealth Management) Limited
National Australia Life Company Ltd
National Australia Life Services Ltd
National Australia Insurance Services Limited
MLC Savings Limited
MLC Trust Management Ltd
Clydesdale Bank Insurance Brokers Limited
Northern Bank Insurance Services Ltd.
National Wealth Management New Zealand Holdings Limited
BNZ Investment Management Limited
BNZ Life Insurance Limited
BNZ Nominees Limited

National Australia Group Europe Limited

National Americas Holdings Ltd

National Australia Group Europe Investments Ltd

National Australia Group Europe PHC Limited
National Australia Group Europe Finance B.V.
NAGEO B.V.
Angara Limited
Ariodante Limited
PFA Limited

National Europe Holdings Limited
National Australia Group Europe Services Ltd
National Europe Holdings (Ireland) Limited
Northern Bank Limited
Causeway Credit Ltd.
Northern Bank Commercial Leasing Ltd.
Northern Bank Equipment Leasing Ltd.
Northern Bank Industrial Leasing Ltd.
Northern Bank Nominees Ltd.
Northern Bank Pension Trust Ltd.
Northern Asset Finance Ltd.
Northern Bank Development Corporation Ltd.
Northern Bank Executor & Trustee Co. Ltd.
Northern Bank Factors Ltd.
Northern Bank Financial Services Ltd.
Nordev Properties Ltd.
Project Development (Balmoral) Ltd.
Northern Bank (I.O.M.) Ltd
Northern Bank Trust Company (I.O.M.) Ltd.
NAM Nominees Limited
Mora Property Development Co Limited (20% NBL)
Kensington Hotel (Belfast) Limited (20% NBL)
National Irish Bank Limited
Collinstown Property Holding Co Ltd
Forward Trust (Ireland) Ltd.
National Australia Group SSP (ROI) Trustee Ltd
National Irish Bank Financial Services Ltd.
National Irish Bank Leasing Ltd.
National Irish Bank Nominees Ltd.
National Irish Bank Pensions Ltd.
Angelsea Assets Ltd
HomeSide Lending (Ireland) Limited
National Irish Investment Bank Ltd.
National Irish Investment Bank Nominees Ltd.
National Irish Investment Bank Pensions Ltd.
Norfin Investments Ltd.
National Europe Holdings (GB) Limited
National Australia Bank (GB) Limited
National Australia UK Pension Trustee Ltd
Amber Liquid (UK) Investments Limited
National Australia Group SSP Trustee Ltd
National Australia Finance (Commercial Leasing) Limited
National Australia Finance (Equipment Leasing) Limited
National Australia Finance (Industrial Leasing) Limited
National Australia Finance (Leasing) Limited
The Deep in Hull Limited

Clydesdale Bank PLC
CB House Purchase Limited
National Australia Group CIF Trustee Ltd
CB Nominees Limited
CB Shelfco No. 1 Limited (In liquidation)
CB Trustee Nominees Limited
Clydesdale Bank Custodian Nominees Limited
Clydesdale Bank Equity Limited
Clydesdale Bank Asset Finance Limited
Clydesdale Bank Pension Trustee Limited
Clydesdale Europe Finance Limited
CGF No. 3 Limited
CGF No. 6 Limited
CGF No. 9 Limited
CGF No. 12 Limited
Clydesdale Bank (Head Office) Nominees Ltd
Clydesdale Bank (London) Nominees Limited
Clydesdale Bank (Piccadilly) Nominees Limited
North of Scotland Bank Limited
Warren Collections Limited
Clydesdale Trustee & Custodial Services (Ireland) Ltd (In liquidation)
Clydesdale Corporate Investment Services (Ireland) Ltd (In liquidation)
Clydesdale Ireland Securities Nominees Limited (In liquidation)

Yorkshire Bank PLC
Yorkshire Bank Retail Services Ltd.
Fairhalsen Collections Ltd.
Storecard Ltd.
Eden Vehicle Rentals Ltd.
Yorkshire Bank Finance Ltd.

Yorkshire International Finance B.V.
Northern and General Finance Ltd.
Yorkshire Bank Equipment Leasing Ltd.
Yorkshire Bank Commercial Leasing Ltd
Allerton House Properties Limited
YB Lease Ltd.
Yorlease Ltd
Yorkshire Bank Home Loans Ltd.
Yorkshire Bank Investments Ltd.
Yorkshire Bank Financial Services Ltd
Yorbank Nominees Ltd.
Yorkshire Bank Nominees Ltd.
Brunswick Collection Services Ltd I
YB Trust Company Ltd.
North British Finance Group Ltd.
MSRA UK Limited
North British Motor Finance Ltd
North British Finance Ltd
EVR Limited
Custom Fleet Limited

National Australia Group Services Limited

Custom Lease Pty. Limited (In liquidation)
Custom Service Leasing Limited
Hegira Limited
Laura Pty. Limited (In liquidation)
Lavallette Pty. Limited (In liquidation)
NSW Housing No. 1 Pty. Limited
Omnibus Leasing (1978) Limited (In liquidation)
Rail Leasing Limited (In Liquidation)
River Boyne Pty. Limited
River Embley Pty. Limited
Zermatt Limited (In liquidation)
Fleet Systems Pty. Limited
National Capital Guaranteed Fund Limited (In liquidation)

NBA Properties Limited

CBC Holdings Limited
CBC Properties Limited
NBA Properties (Qld.) Limited
NBA Properties (Vic.) Limited

Other companies

IMD Management Ltd

ARDB Limited

Australian Banks' Export Re-finance Corporation Limited
BOACT Pty Ltd
Commercial Nominees Pty. Limited
Erstfeld Pty Limited
Groundsel Limited (in liquidation)
HICAPS Pty Limited
DC One Pty Ltd
DC Two Pty Ltd
NAF Trustee Limited
National Australia Corporate Advisory Limited
NAB Investments Limited

National Australia Corporate Services Limited

Nautilus Insurance Pte. Ltd.
NAB Finance (Ireland) Ltd
National Australia Capital Markets, LLC
NAB Capital LLC

Matrix Film Investment One Pty Limited

Matrix Film Investment Two Pty Limited
National Australia Finance (Asia) Limited
National Australia Funding (Delaware) Inc.
National Australia Investment Capital Limited
National Australia Investment Brokers Limited
National Australia Leasing (Qld.) Pty. Limited

National Australia Managers Limited
National Australia Merchant Bank (Singapore) Limited
National Australia Securities Limited
National Australia Trustees Limited
Bourke Street Nominees Pty. Limited
National Australia Underwriters Limited
National Infrastructure Investment No.1 Pty Ltd
National Infrastructure Investment No.2 Pty Ltd
National Infrastructure Investment No.3 Pty Ltd
Asibond Pty Limited
Valewin Pty Limited
Elly Investments Pty Ltd
Rosie Investments Pty Ltd
National Nominees Limited
National Nominees (London) Limited
National Margin Services Pty Ltd
NMS Nominees Pty Ltd
National Markets Group Limited
Australian Market Automated Quotation (Ausmaq) System Limited
Ausmaq (NZ) Limited
National OnLine Trading Limited
National OnLine Trading Nominees Pty Ltd
O2-e Limited
National eProcurement Ltd
National eProcurement Australia Pty Ltd
National eProcurement UK Ltd
NBA Leasing Pty. Limited
VPL Securities Pty Limited
Alice Corporation Pty Ltd (50% NAB)
Harkay Limited

Guidestar Financial Limited

Guidestar Financial Group Limited
Pinnacle Holdings NZ Ltd
Vilexton Pty Limited
Rycee 1 Pty Ltd
Rycee 2 Pty Ltd
Rycee 3 Pty Ltd
Rycee 4 Pty Ltd
Rycee 5 Pty Ltd
Rycee 6 Pty Ltd
Custom Fleet (Australia) Limited
National Australia Capital Securities (UK) PLC
National Australia Securities (Jersey) Limited
Loyalty Pacific Pty Ltd (50% NAB; 50% Coles Myer)
FBP Awards Fund Pty Ltd (50% NAB; 50% Coles Myer)

Relationship Services Pty Limited

Loyalty Pacific (Hong Kong) Ltd (50% RSPL)
C.B.C. Investments Limited (In liquidation)
C.B.C. Investments Services Limited (In liquidation)
Custom Credit Holdings Limited (In liquidation)
Custom Credit Corporation Limited (In liquidation)
Carrington Confirmers Pty. Limited (In liquidation)
Australian Equity Corporation Limited (In liquidation)
First National Limited (In liquidation)
First National Finance Limited (In liquidation)
National Australia Limited (In liquidation)
National Funding Holdings Pty Ltd
Mockey 1 Pty Ltd
Mockey 2 Pty Ltd
Mockey 3 Pty Ltd
Mockey 4 Pty Ltd
Mockey 5 Pty Ltd
Mockey 6 Pty Ltd
National Australia Travel Limited (in Liquidation)
Tasovac Pty Ltd

ASX Company Announcement

Date:	Thu Apr 15 16:35:38 2004
Document Image #:	00429208
Announcement Type:	Ceasing to be a substantial shareholder
ASX Description:	GPT Ceasing to be a substantial holder from AMP AMP Ceasing to be a substantial holder for GPT

Connect 4 Summary:

Company Summary:

BNP PARIBAS
SECURITIES SERVICES

Date: 15-Apr-04

The Manager
Listings Department
Australian Stock Exchange Limited

Facsimile: 1900 999 279
No. of Pages (incl.): 3

NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671 of the Corporations Law, AMP Limited hereby advises that it is no longer a substantial holder in General Property Trust.

The enclosed ASIC Form 605 discloses all required details.

Yours faithfully,

Head of Custody
BNP Paribas Securities Services

COGENT INVESTMENT OPERATIONS PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 655 674

Form 605
Corporations Law
Section 671B
Notice of Ceasing to be a Substantial Holder

To: **General Property Trust**

ACN/ARSN: 090 100 357

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

The holder ceased to be a substantial holder on 13-Apr-2004
The previous notice was given to the company on 12-Mar-2004
The previous notice was dated 09-Mar-2004

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of securities affected*	*Person's votes affected*
02-Apr-04	AMP Capital Aust. Equity Market Neutral Fund	Share acquisition	$471,488.00	Ordinary Shares 155,600	155,600
16-Mar-2004 to 8-Apr-2004	AMP Life Limited	Share acquisition	$11,149,683.69	Ordinary Shares 3,644,998	3,644,998
16-Mar-2004 to 8-Apr-2004	AMP Life Limited	Share disposal	-$4,013,694.96	Ordinary Shares -1,329,041	-1,329,041
02-Apr-04	Cogent Investment Operations Pty Limited <Non Resident A/c>	Share acquisition	$6,756.90	Ordinary Shares 2,230	2,230
02-Apr-04	Cogent Nominees Pty Limited	Share acquisition	$369,587.28	Ordinary Shares 121,976	121,976
1-Apr-2004 to 13-Apr-2004	Cogent Nominees Pty Limited	Share disposal	-$2,652,004.20	Ordinary Shares -903,861	-903,861
16-Mar-2004 to 2-Apr-2004	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$2,652,084.11	Ordinary Shares 873,444	873,444
18-Mar-2004 to 7-Apr-2004	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$2,136,789.38	Ordinary Shares -718,887	-718,887
02-Apr-04	MN Services Asian Real Estate Portfolio	Share acquisition	$752,321.73	Ordinary Shares 248,291	248,291
2-Apr-2004 to 5-Apr-2004	Stichting Pensioenfolds - ABP	Share disposal	-$70,622.48	Ordinary Shares -23,500	-23,500
02-Apr-04	Sun Superannuation Fund	Share acquisition	$17,225.55	Ordinary Shares 5,685	5,685
01-Apr-04	Sun Superannuation Fund	Share disposal	-$15,448.85	Ordinary Shares -5,000	-5,000
02-Apr-04	Telstra Listed Property Trust	Share acquisition	$95,678.31	Ordinary Shares 31,577	31,577
1-Apr-2004 to 6-Apr-2004	Telstra Listed Property Trust	Share disposal	-$111,623.21	Ordinary Shares -36,562	-36,562

3. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*
No Changes	

4. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Financial Services Holdings Limited	33 Alfred Street, Sydney NSW 2000
AMP Life Limited	50 Bridge Street, Sydney NSW 2000
AMP Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 20, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors (NZ) Limited	City Tower, 95 Custom House Quay, Wellington, N.Z.
Asgard Capital Management Limited	PO Box 7817, Cloisters Square WA 6850
BT Australian Equity Fund	Locked Bag 7, Royal Exchange, Sydney NSW 1225
Citicorp Nominees Pty Limited	101 Collins Street, Melbourne VIC 3000
Cogent Investment Operations Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Commonwealth Bank Superannuation Plan	Level 11, 175 Pitt Street, Sydney NSW 2000
Commonwealth Custodial Services Limited	308 - 315 George Street, Sydney NSW 2000
Dynamic Australia Fund	16 Boulevard Royal, PO Box 14, L-2010, Luxembourg
Equipsuper	171 Flinders Street, Melbourne VIC 3000
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
Health Superannuation Pty Limited	697 Burke Road, Camberwell Victoria 3124
Henderson Global Investors Limited	3 Finsbury Avenue, London EC2M 2PA, United Kingdom
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
Local Authorities Superannuation Board	468 St. Kilda Road, Melbourne VIC 3000
London Life Limited	1 Norton Folgate, E16DA, United Kingdom
MN Services Asian Real Estate	c/- 271 Collins Street, Melbourne VIC
National Custodian Services Limited	271 Collins Street, Melbourne VIC 3000
New Zealand Central Securities Depository Limited	PO Box 2099, Wellington, New Zealand
Nikko AMP Global REIT Fund	1-1-3 Yurakucho Chiyoda-ku, Tokyo 100-0006 Japan
Pearl Assurance plc	55 Moorgate, London ECZR 6PA, United Kingdom
Permanent Trustee	35 Clarence Street, Sydney NSW 2000
Perpetual Nominees Pty Limited	Level 19, 1 Castlereagh Street, Sydney NSW 2000
QLD Local Government Superannuation Board	Of GPO Box 264, Brisbane QLD 4001
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds Hoogovens	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Sun Superannuation Fund	271 Collins Street, Melbourne VIC 3000
UniSuper Small Companies Fund	Level 28, 367 Collins Street, Melbourne VIC 3000
UniSuper Limited	Level 28, 367 Collins Street, Melbourne VIC 3000
QLD Local Government Superannuation Board	GPO Box 264, Brisbane QLD 4001
Telstra Listed Property Trust	Level 3, 215 Spring Street, Melbourne VIC 3000
United SMF Sector Leaders Australian Equity Fund	Level 3, 30 Collins Street, Melbourne VIC 3000
Westpac Custodian Nominees Limited	50 Pitt Street, Sydney NSW 2000

Authorised signatory: V Thompson Date: 15/4/04.

This notice of change of interests of substantial holder (ASIC Form 605) comprises 2 page/s in total.

ASX Company Announcement

Date:	Tue Apr 13 15:29:04 2004
Document Image #:	00428675
Announcement Type:	Ceasing to be a substantial shareholder
ASX Description:	GPT Ceasing to be a substantial holder from WBC WBC Ceasing to be a substantial holder for GPT

Connect 4 Summary:

Company Summary:

Form 605

Corporations Law
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme GENERAL PROPERTY TRUST

ACN/ARSN 090 110 357

1. Details of substantial holder(1)

Name WESTPAC BANKING CORPORATION (WBC)

ACN/ARSN (if applicable) ABN 33 007 457 141

The holder ceased to be a substantial holder on 07/04/04

The previous notice was given to the company on 20/05/03

The previous notice was dated 14/05/03

2. Changes in relevant interests

Particulars of each change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
	WBC & its Associates Westpac Financial Services Group Limited (WFSG), BT Funds Management Limited (BTFM), BT Investment Management No.2 Limited & BT Investment Management No.3 Pty Limited.	See Schedule	See Schedule	See Schedule	See Schedule

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to the voting interests of the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Westpac Banking Corporation (WBC)	Level 25, 60 Martin Place, Sydney NSW 2000
Westpac Financial Services Group Limited (WFSGL)	Level 15, Chifley Tower, 2 Ch ifley Square. Sydney NSW 2000
BT Investment Management No.2 Limited	Level 15, Chifley Tower, 2 Chifley Square. Sydney NSW 2000
BT Investment Management No.3 Pty Limited	Level 15, Chifley Tower, 2 Chifley Square. Sydney NSW 2000
BT Funds Management Limited (BTFM)	Level 15, Chifley Tower, 2Chifley Square, Sydney NSW 2000
General Property Trust	Level 4, 30 The Bond, 30 Hickson Road, Millers Point NSW 2000

Signature

print name Michelle Marchhart capacity Company Secretary

sign here date 13/04/04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(3) See the definition of "associate" in section 9 of the Corporations Law.

(4) Include details of:
   (a) Any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and
   (b) Any qualification of the power of a person to exercise, control the exercise of, the voting powers or disposal of the securities which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

   See the definition of "relevant agreement" in section 9 of the Corporations Law.

(5) Details of the consideration must include any and all benefits, money and other that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE 2

Sales & Purchases for the period : 15/5/03 - 07/04/04
SECURITY: GPT

BT Investment Management No. 2 Ltd

Date	Registered Company		Quantity	Value
19-May-2003	BT AUSTRALIA LIMITED		-97,900	-293,700
23-May-2003	BT AUSTRALIA LIMITED		82,000	253,380
27-May-2003	BT AUSTRALIA LIMITED		22,300	69,130
28-May-2003	BT AUSTRALIA LIMITED		14,700	45,129
30-May-2003	BT AUSTRALIA LIMITED		131,900	408,099
11-Jun-2003	BT AUSTRALIA LIMITED		52,900	160,552
13-Jun-2003	BT AUSTRALIA LIMITED		52,200	159,732
18-Jun-2003	BT AUSTRALIA LIMITED		5,146	15,798
20-Jun-2003	BT AUSTRALIA LIMITED		16,500	50,655
1-Jul-2003	BT AUSTRALIA LIMITED		125,000	363,750
22-Aug-2003	BT AUSTRALIA LIMITED		44,600	128,448
28-Aug-2003	BT AUSTRALIA LIMITED		52,500	148,575
15-Sep-2003	BT AUSTRALIA LIMITED		20,000	55,400
17-Sep-2003	BT AUSTRALIA LIMITED		-18,800	-52,202
3-Oct-2003	BT AUSTRALIA LIMITED		-38,000	-107,160
30-Oct-2003	BT AUSTRALIA LIMITED		141,000	401,850
31-Oct-2003	BT AUSTRALIA LIMITED		54,130	151,023
26-Nov-2003	BT AUSTRALIA LIMITED		-1,261,000	-3,631,680
28-Nov-2003	BT AUSTRALIA LIMITED		-270,000	-785,700
8-Dec-2003	BT AUSTRALIA LIMITED		-2,210	-6,509
11-Dec-2003	BT AUSTRALIA LIMITED		-4,940	-14,356
17-Dec-2003	BT AUSTRALIA LIMITED		-27,700	-81,992
19-Dec-2003	BT AUSTRALIA LIMITED		-29,400	-88,494
14-Jan-2004	BT AUSTRALIA LIMITED		54,000	164,700
22-Jan-2004	BT AUSTRALIA LIMITED		49,300	147,900
27-Jan-2004	BT AUSTRALIA LIMITED		151,200	452,088
29-Jan-2004	BT AUSTRALIA LIMITED		-27,300	-80,808
30-Jan-2004	BT AUSTRALIA LIMITED		1,800	5,341
9-Mar-2004	BT AUSTRALIA LIMITED		52,400	162,440
18-Mar-2004	BT AUSTRALIA LIMITED		74,100	231,711
		Total	**-579,574**	**-1,566,900**

Date	Registered Company	Quantity	Value
19-May-2003	CITICORP NOMINEES PTY LTD	-2,700	-8,100
23-May-2003	CITICORP NOMINEES PTY LTD	74,400	229,896
27-May-2003	CITICORP NOMINEES PTY LTD	-60,600	-188,610
28-May-2003	CITICORP NOMINEES PTY LTD	55,100	169,157
30-May-2003	CITICORP NOMINEES PTY LTD	6,200	19,183
11-Jun-2003	CITICORP NOMINEES PTY LTD	22,500	68,288
13-Jun-2003	CITICORP NOMINEES PTY LTD	21,200	64,872
20-Jun-2003	CITICORP NOMINEES PTY LTD	10,000	30,700
1-Jul-2003	CITICORP NOMINEES PTY LTD	80,000	232,800
24-Jul-2003	CITICORP NOMINEES PTY LTD	25,000	73,750
29-Jul-2003	CITICORP NOMINEES PTY LTD	7,000	20,650
30-Jul-2003	CITICORP NOMINEES PTY LTD	92,000	268,640
6-Aug-2003	CITICORP NOMINEES PTY LTD	-79,100	-228,599
11-Aug-2003	CITICORP NOMINEES PTY LTD	-6,300	-18,207

22-Aug-2003	CITICORP NOMINEES PTY LTD	8,200	23,616
28-Aug-2003	CITICORP NOMINEES PTY LTD	17,320	49,016
15-Sep-2003	CITICORP NOMINEES PTY LTD	20,000	55,400
17-Sep-2003	CITICORP NOMINEES PTY LTD	-6,300	-17,493
3-Oct-2003	CITICORP NOMINEES PTY LTD	-56,200	-158,484
19-Nov-2003	CITICORP NOMINEES PTY LTD	-155,073	-449,053
26-Nov-2003	CITICORP NOMINEES PTY LTD	-200	-586
28-Nov-2003	CITICORP NOMINEES PTY LTD	-71,000	-206,610
5-Dec-2003	CITICORP NOMINEES PTY LTD	-41,600	-121,256
8-Dec-2003	CITICORP NOMINEES PTY LTD	-12,520	-36,872
11-Dec-2003	CITICORP NOMINEES PTY LTD	-20,470	-59,486
17-Dec-2003	CITICORP NOMINEES PTY LTD	-31,100	-92,056
19-Dec-2003	CITICORP NOMINEES PTY LTD	-21,100	-63,511
29-Jan-2004	CITICORP NOMINEES PTY LTD	-71,600	-211,936
30-Jan-2004	CITICORP NOMINEES PTY LTD	1,600	4,748
18-Mar-2004	CITICORP NOMINEES PTY LTD	7,300	22,827
	Total	**-188,043**	**-527,316**

Date	Registered Company	Quantity	Value
23-May-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	59,300	183,237
28-May-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	2,900	8,903
30-May-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	36,900	114,169
11-Jun-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	25,000	75,875
13-Jun-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	23,800	72,828
18-Jun-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	2,500	7,675
20-Jun-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	7,700	23,639
1-Jul-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	56,000	162,960
22-Aug-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	20,300	58,464
28-Aug-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	24,280	68,712
15-Sep-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	10,000	27,700
17-Sep-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	-9,000	-24,990
26-Sep-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	19,800	54,846
3-Oct-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	-17,500	-49,350
30-Oct-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	800	2,280
31-Oct-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	13,070	36,465
26-Nov-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	-23,600	-69,148
28-Nov-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	-62,500	-181,875
5-Dec-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	-23,200	-67,624
8-Dec-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	-4,680	-13,784
11-Dec-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	-10,450	-30,368
17-Dec-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	-16,800	-49,728
19-Dec-2003	COMMONWEALTH CUSTODIAL SERVICES LIMITED	-18,200	-54,782
2-Feb-2004	COMMONWEALTH CUSTODIAL SERVICES LIMITED	-2,033,901	-6,020,347
	Total	**-1,917,481**	**-5,664,243**

Date	Registered Company	Quantity	Value
23-May-2003	NATIONAL AUSTRALIA CUSTODIAN SERVICES	-3,900	-12,051
27-May-2003	NATIONAL AUSTRALIA CUSTODIAN SERVICES	2,400	7,440
28-May-2003	NATIONAL AUSTRALIA CUSTODIAN SERVICES	700	2,149
30-May-2003	NATIONAL AUSTRALIA CUSTODIAN SERVICES	2,600	8,044
11-Jun-2003	NATIONAL AUSTRALIA CUSTODIAN SERVICES	5,900	17,907
1-Jul-2003	NATIONAL AUSTRALIA CUSTODIAN SERVICES	5,000	14,550
22-Aug-2003	NATIONAL AUSTRALIA CUSTODIAN SERVICES	4,200	12,096
28-Aug-2003	NATIONAL AUSTRALIA CUSTODIAN SERVICES	5,510	15,594
10-Sep-2003	NATIONAL AUSTRALIA CUSTODIAN SERVICES	3,200	9,056
17-Sep-2003	NATIONAL AUSTRALIA CUSTODIAN SERVICES	800	2,224

3-Oct-2003	NATIONAL AUSTRALIA CUSTODIAN SERVICES	-1,400	-3,948
31-Oct-2003	NATIONAL AUSTRALIA CUSTODIAN SERVICES	1,310	3,655
28-Nov-2003	NATIONAL AUSTRALIA CUSTODIAN SERVICES	7,100	20,661
8-Dec-2003	NATIONAL AUSTRALIA CUSTODIAN SERVICES	-480	-1,414
11-Dec-2003	NATIONAL AUSTRALIA CUSTODIAN SERVICES	-760	-2,209
17-Dec-2003	NATIONAL AUSTRALIA CUSTODIAN SERVICES	-1,500	-4,440
19-Dec-2003	NATIONAL AUSTRALIA CUSTODIAN SERVICES	-1,100	-3,311
22-Jan-2004	NATIONAL AUSTRALIA CUSTODIAN SERVICES	2,800	8,400
29-Jan-2004	NATIONAL AUSTRALIA CUSTODIAN SERVICES	-800	-2,368
3-Mar-2004	NATIONAL AUSTRALIA CUSTODIAN SERVICES	-200	-614
23-May-2003	National Nominees Limited	87,600	270,684
27-May-2003	National Nominees Limited	300	930
28-May-2003	National Nominees Limited	10,400	31,928
30-May-2003	National Nominees Limited	58,400	180,690
11-Jun-2003	National Nominees Limited	39,000	118,365
13-Jun-2003	National Nominees Limited	37,700	115,362
18-Jun-2003	National Nominees Limited	4,100	12,587
20-Jun-2003	National Nominees Limited	12,200	37,454
1-Jul-2003	National Nominees Limited	92,000	267,720
22-Aug-2003	National Nominees Limited	31,600	91,008
28-Aug-2003	National Nominees Limited	37,720	106,748
15-Sep-2003	National Nominees Limited	10,000	27,700
17-Sep-2003	National Nominees Limited	-8,400	-23,324
26-Sep-2003	National Nominees Limited	30,200	83,654
3-Oct-2003	National Nominees Limited	-27,300	-76,986
30-Oct-2003	National Nominees Limited	700	1,995
31-Oct-2003	National Nominees Limited	20,630	57,558
26-Nov-2003	National Nominees Limited	-37,100	-108,703
28-Nov-2003	National Nominees Limited	-103,600	-301,476
5-Dec-2003	National Nominees Limited	-30,100	-87,736
8-Dec-2003	National Nominees Limited	-6,600	-19,438
11-Dec-2003	National Nominees Limited	-14,600	-42,428
17-Dec-2003	National Nominees Limited	-26,600	-78,736
19-Dec-2003	National Nominees Limited	-28,800	-86,688
27-Jan-2004	National Nominees Limited	38,800	116,012
29-Jan-2004	National Nominees Limited	-15,300	-45,288
30-Jan-2004	National Nominees Limited	1,800	5,341
6-Feb-2004	National Nominees Limited	9,000	26,820
1-Mar-2004	National Nominees Limited	43,000	128,570
3-Mar-2004	National Nominees Limited	-42,700	-131,089
9-Mar-2004	National Nominees Limited	7,000	21,700
18-Mar-2004	National Nominees Limited	64,200	200,753
	Total	**326,630**	**133,687**

Date	Registered Company	Quantity	Value
23-May-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	-35,300	-109,077
27-May-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	10,500	32,550
28-May-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	2,400	7,368
30-May-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	11,500	35,581
11-Jun-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	7,700	23,370
13-Jun-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	7,200	22,032
18-Jun-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	600	1,842
20-Jun-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	1,700	5,219

1-Jul-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	17,000	49,470
22-Aug-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	3,900	11,232
28-Aug-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	5,270	14,914
10-Sep-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	2,900	8,207
15-Sep-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	10,000	27,700
17-Sep-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	-4,600	-12,773
3-Oct-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	-4,900	-13,818
31-Oct-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	3,280	9,151
20-Nov-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	-21,000	-61,110
28-Nov-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	-11,000	-32,010
5-Dec-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	-1,200	-3,498
8-Dec-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	-770	-2,269
11-Dec-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	-1,320	-3,836
17-Dec-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	-5,200	-15,392
19-Dec-2003	PERMANENT TRUSTEES AUSTRALIA LIMITED	-5,500	-16,555
30-Jan-2004	PERMANENT TRUSTEES AUSTRALIA LIMITED	1,000	2,967
9-Mar-2004	PERMANENT TRUSTEES AUSTRALIA LIMITED	7,700	23,870
18-Mar-2004	PERMANENT TRUSTEES AUSTRALIA LIMITED	12,800	40,026
	Total	**14,660**	**45,161**

Date	Registered Company	Quantity	Value
19-May-2003	Westpac Custodian Nominees Ltd	-549,400	-1,648,200
21-May-2003	Westpac Custodian Nominees Ltd	-47,120	-142,302
23-May-2003	Westpac Custodian Nominees Ltd	36,900	114,021
27-May-2003	Westpac Custodian Nominees Ltd	-50,600	-156,860
28-May-2003	Westpac Custodian Nominees Ltd	-86,300	-264,941
30-May-2003	Westpac Custodian Nominees Ltd	501,900	1,552,879
11-Jun-2003	Westpac Custodian Nominees Ltd	345,500	1,048,596
13-Jun-2003	Westpac Custodian Nominees Ltd	57,900	177,174
18-Jun-2003	Westpac Custodian Nominees Ltd	1,000	3,070
19-Jun-2003	Westpac Custodian Nominees Ltd	-161,470	-498,942
20-Jun-2003	Westpac Custodian Nominees Ltd	51,900	159,333
28-Jun-2003	Westpac Custodian Nominees Ltd	-1,226,000	-3,665,740
1-Jul-2003	Westpac Custodian Nominees Ltd	-3,076,000	-8,951,160
7-Jul-2003	Westpac Custodian Nominees Ltd	-2,200,000	-6,490,000
8-Jul-2003	Westpac Custodian Nominees Ltd	-123,000	-353,200
14-Jul-2003	Westpac Custodian Nominees Ltd	100,000	299,000
15-Jul-2003	Westpac Custodian Nominees Ltd	200,000	594,000
17-Jul-2003	Westpac Custodian Nominees Ltd	0	0
30-Jul-2003	Westpac Custodian Nominees Ltd	-185,950	-543,413
6-Aug-2003	Westpac Custodian Nominees Ltd	79,100	228,599
11-Aug-2003	Westpac Custodian Nominees Ltd	-46,700	-134,963
21-Aug-2003	Westpac Custodian Nominees Ltd	-100,000	-287,000
22-Aug-2003	Westpac Custodian Nominees Ltd	56,400	162,432
25-Aug-2003	Westpac Custodian Nominees Ltd	-75,000	-215,250
28-Aug-2003	Westpac Custodian Nominees Ltd	106,200	300,548
29-Aug-2003	Westpac Custodian Nominees Ltd	-230,000	-641,700
8-Sep-2003	Westpac Custodian Nominees Ltd	-110,000	-310,200
10-Sep-2003	Westpac Custodian Nominees Ltd	98,000	277,340
12-Sep-2003	Westpac Custodian Nominees Ltd	-375,000	-1,046,250
15-Sep-2003	Westpac Custodian Nominees Ltd	-116,800	-323,536
17-Sep-2003	Westpac Custodian Nominees Ltd	-238,100	-661,106
26-Sep-2003	Westpac Custodian Nominees Ltd	-180,000	-498,600

3-Oct-2003	Westpac Custodian Nominees Ltd	-354,300	-999,126
16-Oct-2003	Westpac Custodian Nominees Ltd	-590,000	-1,711,000
30-Oct-2003	Westpac Custodian Nominees Ltd	31,100	88,635
31-Oct-2003	Westpac Custodian Nominees Ltd	134,930	376,456
10-Nov-2003	Westpac Custodian Nominees Ltd	-400,000	-1,132,000
19-Nov-2003	Westpac Custodian Nominees Ltd	-671,404	-1,944,219
20-Nov-2003	Westpac Custodian Nominees Ltd	-149,000	-433,590
26-Nov-2003	Westpac Custodian Nominees Ltd	-58,200	-170,526
28-Nov-2003	Westpac Custodian Nominees Ltd	169,500	493,245
5-Dec-2003	Westpac Custodian Nominees Ltd	-289,900	-845,004
8-Dec-2003	Westpac Custodian Nominees Ltd	-89,170	-262,613
11-Dec-2003	Westpac Custodian Nominees Ltd	-399,280	-1,160,310
17-Dec-2003	Westpac Custodian Nominees Ltd	-391,100	-1,157,656
19-Dec-2003	Westpac Custodian Nominees Ltd	-278,800	-839,188
22-Dec-2003	Westpac Custodian Nominees Ltd	-85,475	-258,989
31-Dec-2003	Westpac Custodian Nominees Ltd	-262,214	-784,142
14-Jan-2004	Westpac Custodian Nominees Ltd	-54,000	-164,700
22-Jan-2004	Westpac Custodian Nominees Ltd	42,600	127,800
23-Jan-2004	Westpac Custodian Nominees Ltd	-500,000	-1,510,000
28-Jan-2004	Westpac Custodian Nominees Ltd	-95,000	-283,100
29-Jan-2004	Westpac Custodian Nominees Ltd	-184,800	-547,008
30-Jan-2004	Westpac Custodian Nominees Ltd	900	2,671
26-Feb-2004	Westpac Custodian Nominees Ltd	-325,000	-976,250
1-Mar-2004	Westpac Custodian Nominees Ltd	-43,000	-128,570
3-Mar-2004	Westpac Custodian Nominees Ltd	-127,100	-390,197
8-Mar-2004	Westpac Custodian Nominees Ltd	7,296,841	22,547,239
18-Mar-2004	Westpac Custodian Nominees Ltd	214,900	671,993
	Total	**-4,999,612**	**-13,306,520**

BT Investment Management No. 2 Ltd TOTAL	**-7,343,420**	**-20,886,131**

BT Investment Management No. 3 Pty Ltd

Date	Registered Company	Quantity	Value
28-May-2003	Westpac Custodian Nominees	-146,000	-448,220
7-Jul-2003	Westpac Custodian Nominees	130,000	378,300
8-Jul-2003	Westpac Custodian Nominees	-334,300	-954,074
11-Jul-2003	Westpac Custodian Nominees	-175,000	-512,750
15-Jul-2003	Westpac Custodian Nominees	-83,440	-249,486
18-Aug-2003	Westpac Custodian Nominees	-228,000	-661,200
29-Aug-2003	Westpac Custodian Nominees	-300,000	-837,000
8-Sep-2003	Westpac Custodian Nominees	110,000	310,200
30-Sep-2003	Westpac Custodian Nominees	-6,433	-17,884
13-Oct-2003	Westpac Custodian Nominees	430,000	1,254,800
30-Oct-2003	Westpac Custodian Nominees	-240,000	-684,000
23-Dec-2003	Westpac Custodian Nominees	-200,000	-604,000
24-Dec-2003	Westpac Custodian Nominees	-585,000	-1,766,700
31-Dec-2003	Westpac Custodian Nominees	-100,000	-300,000
8-Jan-2004	Westpac Custodian Nominees	800,000	2,392,000
14-Jan-2004	Westpac Custodian Nominees	1,000,000	3,030,000
15-Jan-2004	Westpac Custodian Nominees	524,305	1,588,475
16-Jan-2004	Westpac Custodian Nominees	500,000	1,515,500
27-Jan-2004	Westpac Custodian Nominees	-361,517	-1,081,091

28-Jan-2004	Westpac Custodian Nominees	84,966	252,814
4-Feb-2004	Westpac Custodian Nominees	28,000	83,720
5-Feb-2004	Westpac Custodian Nominees	6,564	19,692
24-Feb-2004	Westpac Custodian Nominees	-3,616	-10,739
16-Mar-2004	Westpac Custodian Nominees	-11,596	-35,600
22-Mar-2004	Westpac Custodian Nominees	-1,000,000	-3,100,000
23-Mar-2004	Westpac Custodian Nominees	-120,000	-373,448
30-Mar-2004	Westpac Custodian Nominees	10,617	32,488
31-Mar-2004	Westpac Custodian Nominees	1,103	3,353
5-Apr-2004	Westpac Custodian Nominees	-1,300,000	-3,892,856
7-Apr-2004	Westpac Custodian Nominees	-600,000	-1,767,001
	Total	**-2,169,347**	**-6,434,707**

BT Investment Management No. 3 Pty Ltd TOTAL: -2,169,347 -6,434,707

BT Funds Management Ltd

Date	Registered Company	Quantity	Value
2-Jul-2003	JP Morgan Custodians Pty Limited	-370,000	-1,080,400
7-Jul-2003	JP Morgan Custodians Pty Limited	2,200,000	6,490,000
27-Aug-2003	JP Morgan Custodians Pty Limited	3,000,000	8,545,004
28-Aug-2003	JP Morgan Custodians Pty Limited	270,000	766,801
10-Sep-2003	JP Morgan Custodians Pty Limited	295,200	835,416
12-Sep-2003	JP Morgan Custodians Pty Limited	375,000	1,046,250
15-Sep-2003	JP Morgan Custodians Pty Limited	46,800	129,636
17-Sep-2003	JP Morgan Custodians Pty Limited	84,100	233,824
30-Oct-2003	JP Morgan Custodians Pty Limited	66,400	189,240
31-Oct-2003	JP Morgan Custodians Pty Limited	547,520	1,527,581
3-Nov-2003	JP Morgan Custodians Pty Limited	225,000	627,750
11-Nov-2003	JP Morgan Custodians Pty Limited	-300,000	-839,500
12-Nov-2003	JP Morgan Custodians Pty Limited	-300,000	-831,000
28-Nov-2003	JP Morgan Custodians Pty Limited	342,900	997,839
8-Dec-2003	JP Morgan Custodians Pty Limited	-883,570	-2,602,120
9-Dec-2003	JP Morgan Custodians Pty Limited	-1,250,000	-3,695,001
10-Dec-2003	JP Morgan Custodians Pty Limited	-700,000	-2,076,500
11-Dec-2003	JP Morgan Custodians Pty Limited	-193,180	-561,380
19-Dec-2003	JP Morgan Custodians Pty Limited	-116,800	-351,568
22-Jan-2004	JP Morgan Custodians Pty Limited	68,900	206,700
28-Jan-2004	JP Morgan Custodians Pty Limited	95,000	283,100
29-Jan-2004	JP Morgan Custodians Pty Limited	300,000	888,000
30-Jan-2004	JP Morgan Custodians Pty Limited	102,900	305,332
8-Mar-2004	JP Morgan Custodians Pty Limited	-7,296,841	-22,547,240
9-Mar-2004	JP Morgan Custodians Pty Limited	232,900	721,990
18-Mar-2004	JP Morgan Custodians Pty Limited	126,700	396,191
	Total	**-3,031,071**	**-10,394,055**

BT Funds Management Ltd TOTAL: -3,031,071 -10,394,055

ASX Company Announcement

Date:	Tue Apr 13 11:47:50 2004
Document Image #:	00428608
Announcement Type:	Periodic Reports – Other
ASX Description:	GPT Leasing Update

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement

GPT Office Portfolio

Leasing Update

13th April 2004

General Property Trust today announced significant leasing activity across the Trust's $3 billion Office Portfolio for the first quarter of 2004 confirming increased activity in the office sector.

GPT has leased or renewed 40,000 sqm across the Portfolio and agreed terms for a further 29,000 sqm of space across a range of assets in the major markets of Sydney, Melbourne, and Brisbane.

At the Transit Centre in Brisbane, Telstra has exercised a five year option over the entire 29,600 sqm of office space, extending the building's 100% office occupancy to September 2009. Also in Brisbane, significant leasing has been undertaken at the Riverside Centre. Binding terms have been agreed with Blake Dawson Waldron (over 5,300 sqm) and Deloitte Services (over 3,500 sqm). In addition, ABN Amro has renewed and extended over 2,700 sqm.

In Sydney, Oroton has leased 2,400 sqm at 179 Elizabeth Street, for a period of 10 years and Singleton Ogilvy Mather has leased a further 2,000 sqm at Darling Park, also for a period of 10 years.

At 1 Farrer Place, also in Sydney, over 1,200 sqm has been leased to Alliance Capital (895 sqm) and Posco Steel (330 sqm).

Across the Sydney assets terms have been agreed for a further 8,000 sqm of space, including 3,100 sqm at Australia Square.

At Melbourne Central, Accenture has leased a further 700 sqm and DesignInc has signed a lease over 1,100 sqm for a period of 8 years. Also at Melbourne Central, terms have been agreed over a further 10,500 sqm, removing the majority of vacancy at this asset.

Mr Tony Cope, GPT's Office Portfolio Manager said the increased leasing momentum across the Portfolio in the first three months of the year reinforced that the office markets were beginning to show tangible signs of improvement.

“We began to see an improvement in enquiry over the last quarter of 2003, and the leasing we have undertaken so far this year is another positive sign that office markets are beginning to turn around.”

“We leased or renewed 47,000 sqm in total over 2003. So far this year, we have already leased or agreed terms over close to 70,000 sqm, significantly in excess of the leasing result for the whole of 2003,” Mr Cope said.

The leasing undertaken enhances the Portfolio's solid position, removing the majority of vacancy in the Trust's Melbourne assets and reducing short term vacancy risk across the Portfolio.

ENDS

Enquiries
GPT Management Ltd

Tony Cope
Office Portfolio Manager
0428 123 040

Donna Byrne
Investor Relations Manager
02 9237 5844

ASX Company Announcement

Date: Fri Apr 2 09:06:36 2004

Document Image #: 00427041

Announcement Type: Placement

ASX Description: GPT Notification under ASIC Class Order 02/1180

Connect 4 Summary:

Company Summary:

GPT
GENERAL PROPERTY TRUST

GPT Management Limited
ABN 94 000 335 473
as Responsible Entity
and Trusee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9236 6020

gpt@lendlease.com.au

www.gpt..com.au

2 April 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Electronic Lodgement

Dear Sir,

General Property Trust ("GPT")

GPT announced today that it had made a placement of 67,000,000 ordinary units to a number of institutional investors.

In accordance with ASIC Class Order 02/1180 ("Class Order"), GPT advises that all information of the type described in Paragraph (4)(a) of Category 3 in Schedule C of the Class Order has been disclosed.

Yours Faithfully
GPT MANAGEMENT LIMITED

Michael Neilson
Legal Counsel & Company Secretary

ASX Company Announcement

Date:	Fri Apr 2 09:05:45 2004
Document Image #:	00427040
Announcement Type:	Appendix 3B
ASX Description:	GPT Appendix 3B – To fund development pipeline

Connect 4 Summary:

Company Summary:

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

GENERAL PROPERTY TRUST

ABN

58 071 755 609

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	67,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary units

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.03
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To fund development pipeline, including Darling Park 3, Fortitude Valley Homemaker and other retail developments.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 April 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	2,016,716,610	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	New units will rank equally for distribution for quarter ended 31 March 2004

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [Signed] (Company secretary) Date: 2 April 2004

Print name: Michael James Neilson

== == == == ==

+ See chapter 19 for defined terms.

ASX Company Announcement

Date:	Fri Apr 2 09:01:44 2004
Document Image #:	00427039
Announcement Type:	Placement
ASX Description:	GPT Completes successful placement

Connect 4 Summary:

Company Summary:

GPT
GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement & Media Release

GPT COMPLETES SUCCESSFUL PLACEMENT

2 April 2004

General Property Trust (GPT) today completed a placement of 67 million new GPT ordinary units to raise $203 million. Units were issued at a price of $3.03 under the Placement, representing a 1.5% discount to the volume weighted average price (VWAP) of $3.077 per unit for the three days ending 1 April 2004.

The placement was strongly supported by investors and oversubscribed.

The proceeds of the placement will be used initially to pay down existing debt facilities, but ultimately to fund GPT's extensive development pipeline.

Nic Lyons, GPT's Chief Executive said that he was pleased with the success of the placement.

"With the announcement of our acquisition of the third stage of the Darling Park complex yesterday, we have over $750 million in developments underway across GPT's $7.6 billion property portfolio. Our extensive development pipeline will generate a further $500 million in projects which are likely to commence in the next 12 months, significantly increasing our demand for funding. Consistent with our capital management policy, this placement provides GPT with ongoing funding flexibility," Mr Lyons said.

The bookbuild was underwritten and managed by UBS.

ENDS

Enquiries:

GPT Management Ltd

Michael O'Brien
Fund Manager
02 9236 6235

Donna Byrne
Investor Relations Manager
02 9237 5844

ASX Company Announcement

Date:	Thu Apr 1 16:25:16 2004
Document Image #:	00426950
Announcement Type:	Asset Acquisition
ASX Description:	GPT To acquire premium Sydney Office Asset

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement &
Media Release

GPT TO ACQUIRE PREMIUM SYDNEY OFFICE ASSET

1 April 2004

General Property Trust (GPT) today announced that the Trust will acquire 100% of the third stage of the Darling Park Complex from Lend Lease.

Under the terms of the agreement GPT will acquire the development for a total of $225 million (including land, vacancy allowance and acquisition costs). The purchase of the land, at a cost of $30 million, is anticipated to be complete next week. The 29,000 sqm tower is the final stage of the Darling Park complex and will be built to the same premium standard as Towers 1 and 2, in which GPT has a 50% interest.

The acquisition is anticipated to deliver a first year yield of approximately 7.2% after costs.

Construction of Darling Park 3 will be completed in mid 2006, and a major pre-commitment for the development has already been secured. Marsh and Mercer Human Resource Consulting, part of Marsh and McLennan Companies (MMC), have leased the low rise (representing 14,300 sqm) of the building from completion for a term of 10 years.

Nic Lyons, GPT's Chief Executive said GPT's interest in the first stages of Darling Park was acquired in 2 tranches in 2000 and 2001 and had enhanced the quality of GPT's Office Portfolio and contributed to it's long average lease term and limited capital requirements.

"In acquiring the first stages of the Complex, we were mindful of the future potential represented by the development of the third and final stage of this master planned development. We are pleased to now be in a position, as one of the joint owners of the first two stages, to increase our ownership in what we see as a unique office product located in Australia's premier office market," Mr Lyons said.

GPT's acquisition of the third stage of the complex further extends the Trust's ownership and maximises the efficiency of the marketing and leasing of the Complex as a whole.

Tony Cope, GPT's Office Portfolio Manager, said that the development fits well with the Portfolio's strategy to acquire and own properties that are located in strong markets, leased to quality blue chip tenants, are of Premium and A Grade quality and provide contemporary space and services.

"This acquisition is consistent with our strategy to continually review and enhance GPT's Office Portfolio. In light of recent signs of a strengthening in the office market fundamentals and positive outlook for the Sydney office market, this is an opportune time to acquire an additional quality asset in Sydney, " Mr Cope said.

On completion the building will comprise 18 office levels, with approximately 29,000 sqm of lettable area. Parking for 160 cars will be provided, linked to the Stage 1 and 2 carparks. The building will be constructed with a high standard of services and finishes commensurate with the existing towers. The floor layout, with floor plates of approximately 1,480 sqm, will provide maximum flexibility for tenants and will assist in leasing the remainder of the space, which is on the upper floors and has expansive views.

With close to 50% of the building already leased to a quality tenant, the remainder of the building will be marketed for lease over the period of the development.

"We have over two years to lease the remainder of the space, and given the quality of the space and our positive outlook for the Sydney office market, we expect to see strong interest from prospective tenants. We are confident that the level of rents we are targeting is reasonable and that the high rise space, which boasts superb views, will be attractive to tenants," Mr Cope said.

This acquisition further improves the quality of the Office Portfolio, increasing the average weighted lease expiry and reducing the age of services of the Portfolio. It also increases GPT's exposure to the Sydney office market, where rents are forecast to increase by 6% compound on average over the next five years (Source: JLL).

GPT will undertake a private placement, via a bookbuild, to enhance the Trust's funding flexibility. The presentation relating to the placement is appended.

ENDS

Enquiries:

GPT Management Ltd

Michael O'Brien
Fund Manager
02 9236 6235

Donna Byrne
Investor Relations Manager
02 9237 5844

Tony Cope
Office Portfolio Manager
02 9236 6003

ASX Company Announcement

Date:	Thu Apr 1 16:25:38 2004
Document Image #:	00426952
Announcement Type:	Asset Acquisition
ASX Description:	GPT Presentation

Connect 4 Summary:

Company Summary:


GPT
1 April 2004

Overview

- Financial performance
- Darling Park 3 acquisition
- Development update
- Book-build summary

GPT

Established Growth Profile

	2000	2001	2002	2003
Distribution (cpu)	19.3	19.7	20.4	21.2
Growth	2.3%	2.1%	3.5%	3.9%
Earnings (cpu)	19.3	19.7	20.4	21.6
EPU Growth	2.3%	2.1%	3.6%	5.6%
Underlying Growth*	2.3%	2.1%	3.6%	3.1%
1 Yr Total Return	20.1%	9.9%	12.8%	8.2%

* Excludes the impact of the change in fee

GPT

Financial Performance

	2002	2003
Net Operating Income	+6.0%	+7.3%
Total Assets	$6.7b	$7.7b
Total Borrowings	$1.4b	$2.1b
Interest Cover	5.6x	5.1x
Gearing	20.3%	27.6%
NTA per unit	$2.60	$2.73

GPT

Darling Park 3



Darling Park 3 Summary

- Total acquisition cost $225 million
  - Land acquisition ($30m)
  - Development cost ($162.7m)
  - Other costs ($32.3m)
- Completion due mid 2006
- 29,000 sqm quality office space
- Marsh Mercer lease
  - 14,300 sqm
  - 10 years (to April 2016)
  - Structured lease
- Year 1 yield forecast 7.2%

GPT

Darling Park: Key Facts

	Towers 1 & 2*	**Tower 3 Valuation**	**Tower 3 Acquisition**
Value	$880m	$235m	$225m**
GPT interest	50%	100%	100%
Price $m^2	$8,480	$8,007	$7,760
Av net face market rent	$523/$524***	$400-560	$525**
Outgoings	$107	$111	$111**
Cap rate/Yield	6.75% (reversionary)	7.0%*	7.2%**

*April 03 valuation

**Acquisition cost/forecast in 2006

***CBRE Dec 2003

GPT

Enhances Office Portfolio

- Enhances portfolio quality
- Improves tenant diversification and credit quality
- Leverages portfolio to improving Sydney office market
- Increases weighted average lease term
- Reduces age of services

GPT

Strong Development Pipeline



Current Commitments

- $372m committed in projects already underway
  - Increases gearing to 31.2% by Dec 04
- National Building
  - $57 million, complete July 04
- Melbourne Central
  - $138 million, complete Dec 04
- Fortitude Valley
  - $49 million, complete Dec 04
- Darling Park 3
  - $225 million, complete mid 2006

GPT

Retail Development Pipeline

	2002	2003	2004	2005	2006	2007	2008
Floreat Forum	$48M						
Erina Fair	$106M						
Melbourne Central		$245M					
Fortitude Valley			$49M				
Macarthur Square			$80M*				
Penrith Plaza				$130M*			
Rouse Hill Regional Centre				$300M*			
Charlestown Square							
Chirnside							
Wollongong							
Sunshine Plaza	$20M						

Complete

Underway

Planned

* Approximate value & timing

GPT

Book Build Details

- Institutional placement of approx 67 million GPT units
- Units rank pari passu with existing units
  - Entitled to March 04 distribution
- Closing price 1 April 2004 - $3.10
- VWAP – 3 days ending 4pm 1 April 2004 - $3.077

GPT

Financial Impact

- Increased balance sheet strength
- Gearing reduced to 26%
  - Well within policy range of 20-30%
- Provides efficient funding of development pipeline
- Maintain 3% growth target

GPT


GPT

ASX Company Announcement

Date:	Thu Apr 1 16:36:53 2004
Document Image #:	00426966
Announcement Type:	Asset Acquisition
ASX Description:	GST To Acquire Premium Sydney Office Asset LLC To Acquire Premium Sydney Office Asset GPT GST's ann: To Acquire Premium Sydney Office Asset
Connect 4 Summary:	
Company Summary:	

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement &
Media Release

GPT TO ACQUIRE PREMIUM SYDNEY OFFICE ASSET

1 April 2004

General Property Trust (GPT) today announced that the Trust will acquire 100% of the third stage of the Darling Park Complex from Lend Lease.

Under the terms of the agreement GPT will acquire the development for a total of $225 million (including land, vacancy allowance and acquisition costs). The purchase of the land, at a cost of $30 million, is anticipated to be complete next week. The 29,000 sqm tower is the final stage of the Darling Park complex and will be built to the same premium standard as Towers 1 and 2, in which GPT has a 50% interest.

The acquisition is anticipated to deliver a first year yield of approximately 7.2% after costs.

Construction of Darling Park 3 will be completed in mid 2006, and a major pre-commitment for the development has already been secured. Marsh and Mercer Human Resource Consulting, part of Marsh and McLennan Companies (MMC), have leased the low rise (representing 14,300 sqm) of the building from completion for a term of 10 years.

Nic Lyons, GPT's Chief Executive said GPT's interest in the first stages of Darling Park was acquired in 2 tranches in 2000 and 2001 and had enhanced the quality of GPT's Office Portfolio and contributed to it's long average lease term and limited capital requirements.

"In acquiring the first stages of the Complex, we were mindful of the future potential represented by the development of the third and final stage of this master planned development. We are pleased to now be in a position, as one of the joint owners of the first two stages, to increase our ownership in what we see as a unique office product located in Australia's premier office market," Mr Lyons said.

GPT's acquisition of the third stage of the complex further extends the Trust's ownership and maximises the efficiency of the marketing and leasing of the Complex as a whole.

Tony Cope, GPT's Office Portfolio Manager, said that the development fits well with the Portfolio's strategy to acquire and own properties that are located in strong markets, leased to quality blue chip tenants, are of Premium and A Grade quality and provide contemporary space and services.

"This acquisition is consistent with our strategy to continually review and enhance GPT's Office Portfolio. In light of recent signs of a strengthening in the office market fundamentals and positive outlook for the Sydney office market, this is an opportune time to acquire an additional quality asset in Sydney, " Mr Cope said.

On completion the building will comprise 18 office levels, with approximately 29,000 sqm of lettable area. Parking for 160 cars will be provided, linked to the Stage 1 and 2 carparks. The building will be constructed with a high standard of services and finishes commensurate with the existing towers. The floor layout, with floor plates of approximately 1,480 sqm, will provide maximum flexibility for tenants and will assist in leasing the remainder of the space, which is on the upper floors and has expansive views.

With close to 50% of the building already leased to a quality tenant, the remainder of the building will be marketed for lease over the period of the development.

"We have over two years to lease the remainder of the space, and given the quality of the space and our positive outlook for the Sydney office market, we expect to see strong interest from prospective tenants. We are confident that the level of rents we are targeting is reasonable and that the high rise space, which boasts superb views, will be attractive to tenants," Mr Cope said.

This acquisition further improves the quality of the Office Portfolio, increasing the average weighted lease expiry and reducing the age of services of the Portfolio. It also increases GPT's exposure to the Sydney office market, where rents are forecast to increase by 6% compound on average over the next five years (Source: JLL).

GPT will undertake a private placement, via a bookbuild, to enhance the Trust's funding flexibility. The presentation relating to the placement is appended.

ENDS

Enquiries:

GPT Management Ltd

Michael O'Brien
Fund Manager
02 9236 6235

Donna Byrne
Investor Relations Manager
02 9237 5844

Tony Cope
Office Portfolio Manager
02 9236 6003

5111	1/1	15 July 2001

[redacted]

ASIC registered agent number
lodging party or agent name GPT MANAGEMENT LIMITED
office, level, building name or PO Box no. LEVEL 4, 30 THE BOND
street number & name 30 HICKSON ROAD
suburb/city MILLERS POINT state/territory NSW postcode 2000
telephone (02) 9236 6999
facsimile (02) 9236 6020
DX number suburb/city

ASS ☐ CASH ☐ PROC ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

compliance plan audit report of a registered scheme

form 5111
Corporations Act 2001
601HG(7)

name of scheme GENERAL PROPERTY TRUST
ARSN 090 110 357
name of responsible entity GPT MANAGEMENT LIMITED
ACN 000 335 473
audit report for financial year ending 31 /12/2003

IPC
1 APR 2004

Details of current compliance plan auditor

name (family & given names)
Auditor Registration no:
or
if a firm, name of firm PRICEWATERHOUSECOOPERS
office level building name
street number & name 201 SUSSEX STREET
suburb / city SYDNEY state / territory NSW postcode 2000
Business Registration number (if applicable) State / Territory registered in

Auditor report

Does the auditor's report (section 601HG(3)) for the financial year contain a qualified opinion:

(a) that the responsible entity has not complied with the scheme's compliance plan during the financial year?
Yes ☐ No ☒
(b) that the compliance plan does not meet the requirements of Part 5C.4 of the Corporations Act 2001?
Yes ☐ No ☒

Certification

I certify that the attached documents marked ( ) are a true copy of the audit report required under Section 601HG.

print name JAMES COYNE capacity SECRETARY

sign here [signature] date 31/3/04

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form
Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the Directors of GPT Management Limited

Scope

I have audited the compliance plan, last modified and sent to the Australian Securities & Investments Commission on 12 May 2003, of General Property Trust which was established by GPT Management Limited as the responsible entity for the scheme for the financial year ended 31 December 2003. As directors of the responsible entity you are responsible for the design, documentation, operation and monitoring of the compliance plan and the adequacy of compliance measures contained in the plan, including the relevant internal control systems, policies and procedures, and compliance therewith. These responsibilities are set out in Part 5C.2 of the Corporations Act 2001. I have conducted an independent audit of the compliance plan in order to express an opinion on it to the responsible entity.

My audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance regarding the compliance plan. Accordingly, I have performed such tests and procedures as I considered necessary in the circumstances. My procedures included obtaining an understanding of the compliance plan and the compliance measures which it contains and examining, on a test basis, evidence supporting the operation of these compliance measures. These procedures have been undertaken to form an opinion whether, in all material respects, the responsible entity has complied with the compliance plan during the financial year ended 31 December 2003, and the compliance plan continues to meet the requirements of Part 5C.4 of the Corporations Act 2001 as at that date.

This audit report has been prepared for GPT Management Limited as the responsible entity of General Property Trust in accordance with section 601HG of the Corporations Act 2001. I disclaim any assumption of responsibility for any reliance on this report to any person other than the responsible entity, or for any purpose other than that for which it was prepared.

Inherent Limitations

Because of the inherent limitations of any compliance plan, it is possible that fraud, error, or non-compliance with laws and regulations may occur and not be detected. An audit is not designed to detect all weaknesses in a compliance plan and the compliance measures in the plan, as an audit is not performed continuously throughout the financial year and the audit procedures performed on the compliance plan and compliance measures are undertaken on a test basis.

Any projection of the evaluation of the compliance plan to future periods is subject to the risk that the compliance measures in the plan may become inadequate because of changes in the conditions or circumstances, or that the degree of compliance with them may deteriorate.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In my opinion, in all material respects:

(a) GPT Management Limited has complied with the compliance plan of General Property Trust for the financial year ended 31 December 2003; and

(b) the plan continues to meet the requirements of Part 5C.4 of the Corporations Act 2001 as at that date.

PricewaterhouseCoopers

Richard Deutsch
Partner

Sydney
30 March 2004

ASX Company Announcement

Date: Mon Mar 29 16:54:15 2004

Document Image #: 00426062

Announcement Type: Notice of Meeting – Other

ASX Description: GPT Notice of Meeting

Connect 4 Summary:

Company Summary:

GPT
MANAGEMENT

GPT Management Limited
ABN 94 000 335 473

Level 4
30 The Bond
30 Hickson Road
Millers Point
Sydney NSW 2000
Australia

Telephone
02 9236 6999
Facsimile
02 9236 6020

GPT@lendlease.com.au

Dear Unitholder,

I am pleased to invite you to attend the 2004 Meeting of GPT Unitholders which will be held at 2.30pm on Thursday 29 April 2004 at the Sydney Convention and Exhibition Centre at Darling Harbour in Sydney.

At this year's Meeting, in accordance with our policy, we are inviting your endorsement of Ken Moss's reappointment as a director of GPT Management Limited for the next three years. Ken brings a high degree of independence, experience and skill to the Board and has been a Director of GPT since 2000. His original appointment was endorsed by Unitholders at the Meeting of Unitholders in 2001. A Proxy Form is enclosed with this Notice of Meeting to allow Unitholders who are unable to attend the Meeting to vote on this Resolution. Details of how to complete and submit your Proxy Form are detailed on the Proxy Form. Please note that Proxy Forms must be received by the Registry by 2.30pm, Tuesday 27 April 2004.

Following the formal part of the Meeting there will be our regular update on the Trust's activities and the opportunity for you to ask questions about the Trust. For those of you unable to attend the Meeting, a summary of the issues discussed at the Meeting will be mailed to all Unitholders in May.

I look forward to seeing you at the Meeting of Unitholders.

Richard Longes
Chairman

Notice of Meeting

Notice is given that a Meeting of Unitholders of General Property Trust (ARSN 090 110 357) will be held at:

Time: 2.30pm

Date: Thursday 29 April 2004

Place: The Ballroom
Sydney Convention and Exhibition Centre
Level 2, Convention Centre South
Darling Drive, Darling Harbour
Sydney NSW
(see map on back page)

This Notice is issued by GPT Management Limited as Responsible Entity of General Property Trust.

Business

The business of the Meeting will be to consider the following resolution:

Resolution 1 – Ordinary Resolution

That the reappointment of Kenneth John Moss as a director of GPT Management Limited be endorsed by the Unitholders of General Property Trust.

Background Information

GPT Management Limited ("GPTML"), the Responsible Entity of General Property Trust ("GPT"), is a wholly owned subsidiary of Lend Lease Corporation Limited ("LLC"). Directors of GPTML are appointed by LLC. GPTML has previously announced to Unitholders that at least 50% of its directors will be external (as defined in the Corporations Act) and the appointment of those directors will be endorsed each three years by Unitholders.

Ken Moss is an external director and is seeking endorsement from Unitholders for reappointment to the Board for a further three year term.

Ken Moss

Ken was appointed a director on 7 August 2000 and his appointment was subsequently endorsed by Unitholders at the 2001 Meeting of Unitholders. Ken is also Chairman of the Audit and Risk Management Committee. Pursuant to the terms of the GPT Board Charter, the Board has determined that Ken is independent.

Ken was brought up and educated in Newcastle where he worked for BHP and Howard Smith. He graduated from Newcastle University with a Bachelor of Engineering degree and a PhD in engineering. He joined the Board following his retirement as Managing Director of Howard Smith in August 2000.

Ken is a non-executive director of a number of public companies, including Adsteam Marine Limited, Hunter Area Health Service and National Australia Bank Limited. Ken is also Chairman of Boral Limited and Centennial Coal Company Limited.

Ken's attendance at Board and Audit and Risk Management Committee Meetings in 2003 is shown below:

	Meetings Attended	Meetings Held
Board Meetings	10	13
Audit and Risk Management Committee	7	8

Voting Requirements

For the Resolution to be passed, more than 50% of votes cast by Unitholders entitled to vote on the Resolution must be voted in favour of the Resolution.

Voting Entitlement

All holders of ordinary units appearing in the GPT register of Unitholders at 9.00am (Sydney time) on 28 April 2004 are entitled to attend and vote at the Meeting.

If you have any questions or would like a copy of the existing Constitution, please contact the Unitholder Information line on 1800 025 095, between 8.30am and 5.30pm (Sydney time) Monday to Friday.

How do you exercise your right to vote?

The vote on the Resolution will be on a show of hands unless a poll is demanded. Each Unitholder present in person or by proxy has one vote on a show of hands and one vote for every dollar of the total interest they have in GPT on a poll. The value of a Unitholder's total interest in GPT will be calculated by reference to the last sale price of GPT units on the Australian Stock Exchange ("ASX") on 27 April 2004.

Jointly Held Units

If your units are jointly held, only one of the joint holders is entitled to vote. If more than one Unitholder votes in respect of jointly held units, only the vote of the Unitholder whose name appears first in the register will be counted. You need not exercise all of your votes in the same way, nor need you cast all of your votes.

Individuals

If you plan to attend the Meeting, we ask that you arrive 30 minutes prior to the time designated for the Meeting so that we may check the value of your units against the register of Unitholders and note your attendance.

For catering purposes, if you propose to attend the Meeting, please telephone the Unitholder Information Line on 1800 025 095 prior to 23 April 2004.

Corporations

In order to vote at the Meeting (other than by proxy), a corporation that is a Unitholder must appoint a person to act as its representative. The appointment must comply with Section 253B of the Corporations Act. The representative must bring to the Meeting evidence of his or her appointment, including any authority under which it was signed.

Voting by Proxy

If you cannot or do not wish to attend the Meeting, you may appoint a proxy to attend and vote for you.

To ensure that all Unitholders can exercise their right to vote on the Resolutions, a Proxy Form is enclosed together with a reply paid envelope. The Proxy Form tells you what you need to do.

Any undirected proxies in favour of the Chairman will be voted "FOR" the Resolution.

Michael Neilson
Company Secretary
GPT Management Limited
(ABN 94 000 335 473)

29 March 2004

Meeting Details

Time: 2.30pm

Date: Thursday 29 April 2004

Place: The Ballroom
Sydney Convention and Exhibition Centre
Level 2, Convention Centre South
Darling Drive, Darling Harbour
Sydney NSW



5 Wynyard
PITT ST
MARTIN PLACE
4 Martin Place
WESTERN DISTRIBUTOR
KING ST
YORK ST
PITT ST MALL
MARKET ST
GEORGE ST
CASTLEREAGH ST
ELIZABETH ST
M
6
KENT ST
CLARENCE ST
2
Cockle Bay
Sydney Convention and Exhibition Centre
1
DRUITT ST
PARK ST
Town Hall 3
BATHURST ST

1 Sydney Convention and Exhibition Centre
2 Darling Park
3 Town Hall Railway Station
4 Martin Place Railway Station
5 Wynyard Railway Station
6 Queen Victoria Building
M Monorail Stations
→ One Way Streets

GPT

ASX Company Announcement

Date:	Mon Mar 29 16:51:59 2004
Document Image #:	00426058
Announcement Type:	Annual Report
ASX Description:	GPT Annual Report

Connect 4 Summary:

Company Summary:

ASX Company Announcement

Date: Mon Mar 29 16:44:16 2004

Document Image #: 00426054

Announcement Type: Details of Registered office address

ASX Description: GPT Change of Address

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement &
Media Release

GPT AND GPT SPLIT TRUST CHANGE OF ADDRESS

29 March 2004

GPT Management Limited, the responsible entity for General Property Trust (GPT) and GPT Split Trust (GSTIN and GPTCP), has moved office. As from today the new address is:

Level 4
30 The Bond
30 Hickson Road
MILLERS POINT NSW 2000

ENDS

ASX Company Announcement

Date:	Thu Mar 18 10:21:50 2004
Document Image #:	00424068
Announcement Type:	Asset Acquisition
ASX Description:	GPT GPT strengthens Homemaker Portfolio

Connect 4 Summary:

Company Summary:

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement &
Media Release

GPT STRENGTHENS HOMEMAKER PORTFOLIO

18 March 2004

GPT today announced that it has acquired a land parcel on which Stage 2 of the highly successful Homemaker City centre in Fortitude Valley, Brisbane will be developed. Fortitude Valley is an established precinct for bulky goods retailing in the affluent inner northern suburbs, approximately 3 km from the Brisbane CBD. In December 2001, GPT purchased Stage 1 of the project comprising a 13,000 sqm centre, anchored by Harvey Norman Domayne. The new centre is strategically located at the prominent junction of Breakfast Creek Road, Montpelier Road and Wickham Street, directly opposite Stage 1.

GPT has acquired the development site for $ 11.5 million (excluding acquisition costs) and has entered into an agreement with the Vendor and developer, Property Solutions Australia, to project manage the development of the 16,000 sqm Homemaker centre which is scheduled for completion in late 2004. The completed centre is being acquired for approximately $49 million, including land, based on a year 1 yield of 8.0% (7.8% post acquisition costs). Upon completion of the project, GPT's Homemaker Portfolio will be valued at over $460 million.

Combined, Stages 1 & 2 of Homemaker City Fortitude Valley will total approximately 29,000 sqm of gross lettable area and will have access to parking for approximately 680 cars. Stage 2 will be anchored by a 2,000 sqm Nick Scali Furniture store and is currently 25% committed. The Vendor will provide a rent guarantee for 12 months following the completion of the Centre.

Mark Fookes, General Manager Retail Investment for GPT, said: "This acquisition further strengthens our Homemaker Portfolio, through the addition of a second stage of a highly successful centre in a catchment that has very strong growth prospects for bulky goods retailing. GPT will employ its management skills in this sector to deliver a strong mix of retailers complementing the existing offer of Stage 1."

"The existing first stage which includes retailers, such as Harvey Norman Domayne, is fully leased and has performed well since completion in August 2002. Together, the two centres will be the leading Homemaker facility in the Brisbane inner ring, drawing from a catchment of over 875,000 people. The two stages will be valued at over $80 million," Mr. Fookes said.

ENDS

Enquiries:
GPT Management Ltd

Mark Fookes
General Manager Retail Investment
Ph: 02 9237 5664

Donna Byrne
Investor Relations Manager
Ph: 02 9237 5844